As confidentially submitted to the Securities and Exchange Commission on November 12, 2021.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERPRIVATE III FINANCIAL PARTNERS INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-3069266
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(212) 920-0125

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brandon C. Bentley

General Counsel

InterPrivate LLC

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(212) 920-0125

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bryan Luchs Andrew J. Ericksen Bill Parish White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Justin G. Hamill Rachel W. Sheridan Shagufa R. Hossain Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	[●](1)	$ [●]	[●](2)	$ [●](3)
Total			[●]	$ [●]

(1)

Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“InterPrivate III Class A common stock”), of the registrant (“InterPrivate III”) estimated to be issued in connection with the business combination described herein (the “Business Combination”). Such maximum number of shares of InterPrivate III Class A common stock is based on the sum of: (a) [●] shares of InterPrivate III Class A common stock to be issued to the holders of shares of common stock, par value $0.0001 per share (“Aspiration common stock”), of Aspiration Partners, Inc. (“Aspiration”) (including the shares Aspiration common stock issuable immediately prior to the effective time of the Business Combination from the exercise of all of the Aspiration warrants and Aspiration options pursuant to their terms and the Aspiration Convertible Notes (as such terms are defined below)); (b) 100,000,000 shares of InterPrivate III Class A common stock that may be issued pursuant to the earn out provisions of the Merger Agreement described herein and (c) [●] shares of Aspiration common stock reserved for issuance upon the exercise of options to purchase Aspiration common stock outstanding as of [●], 2021 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into options to purchase shares of New Aspiration Class A common stock in accordance with the terms of the Merger Agreement described herein.

(2)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the Proposed Maximum Aggregate Offering Price is calculated as the product of (i) [●] shares of InterPrivate III Class A common stock and (ii) $[●], the average of the high and low trading prices of InterPrivate III Class A common stock on [●], 2021.

(3)	Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by .0000927.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2021

PROXY STATEMENT FOR SPECIAL MEETING OF

INTERPRIVATE III FINANCIAL PARTNERS INC.

PROSPECTUS FOR

[●] SHARES OF CLASS A COMMON STOCK

On August 16, 2021, the board of directors of InterPrivate III Financial Partners Inc., a Delaware corporation (“InterPrivate III,” “we,” “us” or “our”), unanimously approved an agreement and plan of merger, dated August 18, 2021, by and among InterPrivate III, InterPrivate III Merger Sub Inc., a direct, wholly-owned subsidiary of InterPrivate III (“Merger Sub”), InterPrivate III Merger Sub II LLC, a direct, wholly-owned subsidiary of InterPrivate III (“Merger Sub II”), and Aspiration Partners, Inc. (“Aspiration”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The transactions contemplated by the Merger Agreement are referred to as the “Business Combination.” If the Merger Agreement is adopted by InterPrivate III’s stockholders and the Business Combination is consummated, Merger Sub will merge with and into Aspiration with Aspiration (the “Surviving Corporation”) surviving the merger as a wholly-owned subsidiary of InterPrivate III (the “First Merger”) and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger as a wholly-owned subsidiary of InterPrivate III (the “Second Merger” and, together with the First Merger, the “Mergers”). In addition, in connection with the consummation of the Business Combination, InterPrivate III will become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.” and is referred to herein as “New Aspiration” as of the time following such change of name.

Under the Merger Agreement, InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration for $1,750,000,000 in aggregate consideration (the “Aggregate Consideration”) in the form of shares of Class A common stock, par value $0.0001 per share, of New Aspiration (“New Aspiration Class A common stock”) (valued for this purpose at $10.00 per share), $200,000,000 of which (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow in connection with the PIPE Investment (as defined herein). The 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at the effective time of the First Merger (the “First Effective Time”) will be released to New Aspiration to the extent InterPrivate III is obligated to issue Additional Shares (as defined below) to the PIPE Investors (as defined below) and, otherwise, to the holders of common stock, par value $0.000003 per share, of Aspiration (“Aspiration common stock”) as of immediately prior to the First Effective Time. If certain conditions are met prior to the closing of the Business Combination (the “Closing”), the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock.

Each holder of Aspiration capital stock (excluding, for the avoidance of doubt, any holder of shares of Series C-4 preferred stock, par value $0.000003 per share, of Aspiration (the “Aspiration Series C-4 preferred stock”) outstanding immediately prior to the Closing) and each holder of a vested Aspiration option (as defined below) (collectively, the “Earn Out Participants”) shall also receive a contingent right to receive a pro rata portion of up to 100,000,000 shares of New Aspiration Class A common stock (the “Earn Out Shares”). The Merger Agreement contemplates that the Earn Out Participants, following the Closing and for a period of five years thereafter (the “Earn Out Period”), will be eligible to receive a one-time issuance of Earn Out Shares, which shall be issued to the Earn Out Participants in five equal tranches of 20,000,000 shares of New Aspiration Class A common stock (x) when the price of New Aspiration Class A common stock equals or exceeds (i) $12.50 per share prior to the 18-month anniversary of the date on which the Closing occurs (the “Closing Date”), (ii) $15.00 per share prior to the 36-month anniversary of the Closing Date, (iii) $17.50 per share prior to the 36-month anniversary of the Closing Date, (iv) $20.00 per share prior to the 48-month anniversary of the Closing Date and (v) $25.00 per share prior to the 60-month anniversary of the Closing Date, in each case, measured as the volume-weighted average closing sale price over any 20 trading days within any 30 consecutive trading day period prior to the end of the relevant time period applicable to each such earn out tranche or (y) when New Aspiration consummates a change of control transaction that entitles its stockholders to receive a per share consideration of at least $12.50, $15.00, $17.50, $20.00 and $25.00, as applicable. Any unearned portion of the Earn Out Shares not earned prior to the fifth anniversary of the Closing Date will be forfeited, and none of the Earn Out Participants will have any right to receive such Earn Out Shares or any benefit therefrom. See the section entitled “Sources and Uses of Funds for the Business Combination” for more information.

Pursuant to the Merger Agreement, at the First Effective Time, the stock consideration to be issued to the then current holders of Aspiration common stock will be in the form of New Aspiration Class A common stock. Additionally, each option to purchase shares of Aspiration common stock (an “Aspiration option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such option immediately prior to the First Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the First Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent. This proxy statement/prospectus also relates to the issuance of up to [●] shares of New Aspiration Class A common stock upon the exercise of New Aspiration options following the Closing and the resale of such shares of New Aspiration Class A common stock (the “Resale Shares”). The holders of the Resale Shares may from time to time sell, transfer or otherwise dispose of any or all of their Resale Shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions. See “The Business Combination Proposal — Consideration to Aspiration Stockholders.”

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into capital stock of Aspiration. Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, New Aspiration will assume any outstanding indebtedness of Aspiration (including with respect to the Aspiration Convertible Notes that remain outstanding) and New Aspiration will be the obligor on such indebtedness.

Concurrently with the execution of the Merger Agreement, InterPrivate III entered into certain subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 20,000,000 shares of InterPrivate III Class A common stock (the “Committed Shares”) at a purchase price of $10.00 per share for an aggregate investment of at least $200,000,000. In addition, if during the last 10 trading days of the 60-day period following the effectiveness of the re-sale registration statement that New Aspiration has agreed to file with the SEC pursuant to the Subscription Agreements (the “Adjustment Period”), the volume weighted average price of one share of New Aspiration Class A common stock (as reported on the New York Stock Exchange) (the “Adjustment Period VWAP”) is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, a number of additional shares of New Aspiration Class A common stock (the “Additional Shares”) equal to the product of (x) the number of Committed Shares issued to such PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (1) the aggregate purchase price paid by all PIPE Investors and (2) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing)). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of capital stock of Aspiration as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

In connection with the execution of the Merger Agreement, InterPrivate Acquisition Management III, LLC, a Delaware limited liability company (our “Sponsor”), entered into a support agreement (the “Sponsor Support Agreement”) with InterPrivate III and Aspiration pursuant to which, among other things, our Sponsor agreed to vote its shares of InterPrivate III Class B common stock purchased prior to our initial public offering, as well as any shares of InterPrivate III Class A common stock included as part of the units sold by us in our initial public offering (our “IPO”) or in a private placement concurrent with our IPO and purchased by it during or after our IPO, in each case, in favor of the Business Combination Proposal and all of the other proposals being presented at any meeting of InterPrivate III’s stockholders. In addition, pursuant to that certain Letter Agreement, dated as of March 4, 2021, by and among InterPrivate III, our Sponsor, and the other parties signatory thereto (the “Insiders Letter Agreement”), our Sponsor and each executive officer and director of InterPrivate III agreed to vote any shares of InterPrivate III capital stock held by them in favor of the Business Combination.

In addition, pursuant to the Sponsor Support Agreement, InterPrivate III and our Sponsor agreed that until the earlier of (a) the First Effective Time, (b) such date and time as the Merger Agreement may be terminated in accordance with its terms, and (c) the liquidation of InterPrivate III, our Sponsor will not (i) sell, assign, transfer (including by operation of law), create any lien or pledge, dispose of or otherwise encumber any of the Covered Shares (as defined in the Sponsor Support Agreement) or otherwise agree to do any of the foregoing (each a “Transfer”), (ii) deposit any of the Covered Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Sponsor Support Agreement or (iii) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any of the Covered Shares; provided, that our Sponsor may Transfer or agree to Transfer any of the Covered Shares (A) to any of its direct or indirect partners, members or equityholders or any of their respective affiliates, and (B) to any of our Sponsor’s officers or directors, any affiliate or any family member of any of our Sponsor’s officers or directors, and to any employees of such affiliates, so long as such transferee signs a joinder to the Sponsor Support Agreement and agrees to be bound by its terms.

Concurrently with the Closing, New Aspiration, Andrei Cherny, Joseph Sanberg and certain of their respective controlled affiliates will enter into a Stockholders’ Agreement (the “Stockholders’ Agreement”) to provide for certain governance rights and address certain governance matters relating to New Aspiration. The Stockholders’ Agreement will provide each of Mr. Cherny and Mr. Sanberg the right to nominate one individual to the New Aspiration board of directors, subject to certain qualifications, requirements and exceptions as set forth therein.

Immediately following the Closing, our Sponsor and its directors and executive officers will be subject to certain restrictions on transfer with respect to their shares of New Aspiration Class A common stock pursuant to the Insiders Letter Agreement. Such restrictions end on the date that is one year following the Closing, or are subject to an early price-based release with respect to 50% of such shares if the price per share of New Aspiration Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period following the Closing.

The amended and restated bylaws of New Aspiration that are expected to be effective immediately following the Closing also contain certain restrictions on transfer for a period of 180 days following the Closing with respect to shares of New Aspiration Class A common stock issued to holders of Aspiration capital stock in the Business Combination (other than shares of Aspiration capital stock issued upon conversion of the Aspiration Convertible Notes and shares of New Aspiration Class A common stock issued in connection with the PIPE Investment) or issued to directors, executive officers or employees of New Aspiration upon settlement or exercise of equity awards outstanding as of immediately following the Closing in respect of awards of Aspiration options outstanding immediately prior to the Closing.

Concurrently with the Closing, each of the currently issued and outstanding shares of InterPrivate III Class B common stock will automatically convert, on a one-for-one basis, into shares of InterPrivate III Class A common stock in accordance with the terms of the Current Charter (as defined herein). Thereafter, in connection with the Closing, each of the then issued and outstanding shares of InterPrivate III Class A common stock will become shares of New Aspiration Class A common stock.

Assuming there are no redemptions of InterPrivate III Class A common stock, the total maximum number of shares of New Aspiration Class A common stock expected to be issued and outstanding at the Closing is approximately 232,236,250 shares, assuming all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their Aspiration options or Aspiration warrants and all Aspiration Convertible Notes are converted into Aspiration capital stock prior to the Closing. Assuming there are no redemptions of InterPrivate III Class A common stock, all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their Aspiration options or Aspiration warrants prior to the Closing, all Aspiration Convertible Notes are converted into Aspiration capital stock prior to the Closing, the maximum number of Escrow Shares (as defined herein) are retained by the former Aspiration stockholders and none of the Earn Out Shares are released to the Earn Out Participants, following the Closing: (i) the holders of shares of Aspiration capital stock are expected to hold, in the aggregate, 179,000,000 shares of New Aspiration Class A common stock, or 77.1% of the issued and outstanding shares of New Aspiration Class A common stock; (ii) the current public stockholders of InterPrivate III are expected to hold 25,875,000 shares of New Aspiration Class A common stock, or 11.1% of the issued and outstanding shares of New Aspiration common stock; (iii) the former InterPrivate III and InterPrivate III affiliate shareholders are expected to hold 7,361,250 shares of New Aspiration Class A common stock, or 3.2% of the issued and outstanding shares of New Aspiration common stock; and (iv) the PIPE Investors are expected to hold 20,000,000 shares of New Aspiration Class A common stock, or 8.6% of the issued and outstanding shares of New Aspiration common stock.

Assuming there are no redemptions of InterPrivate III Class A common stock, all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their Aspiration options or Aspiration warrants prior to the Closing, all Aspiration Convertible Notes are converted into Aspiration capital stock prior to the Closing, the maximum number of Escrow Shares are retained by the former Aspiration stockholders and all of the Earn Out Shares are released to the Earn Out Participants, following the Closing: (i) the holders of shares of Aspiration capital stock are expected to hold, in the aggregate, 279,000,000 shares of New Aspiration Class A common stock, or 84.0% of the issued and outstanding shares of New Aspiration Class A common stock; (ii) the current public stockholders of InterPrivate III are expected to hold 25,875,000 shares of New Aspiration Class A common stock, or 7.8% of the issued and outstanding shares of New Aspiration common stock; (iii) the former InterPrivate III and InterPrivate III affiliate shareholders are expected to hold 7,361,250 shares of New Aspiration Class A common stock, or 2.2% of the issued and outstanding shares of New Aspiration common stock; and (iv) the PIPE Investors are expected to hold 20,000,000 shares of New Aspiration Class A common stock, or 6.0% of the issued and outstanding shares of New Aspiration common stock.

InterPrivate III’s units, InterPrivate III Class A common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “IPVF.U,” “IPVF” and “IPVF WS,” respectively. InterPrivate III intends to apply to list the New Aspiration Class A common stock and public warrants on the              under the symbols “ASP” and “            ,” respectively, upon the Closing. New Aspiration will not have units traded following Closing.

InterPrivate III will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. InterPrivate III cannot complete the Business Combination unless InterPrivate III’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby. InterPrivate III is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of InterPrivate III will be held at                , New York City time, on                , 2022 at                . In light of ongoing developments related to the novel coronavirus (COVID-19), after careful consideration, InterPrivate III has determined that the special meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit questions during the special meeting by visiting https://                and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPVF.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at [●].

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about InterPrivate III and New Aspiration and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the section entitled “Risk Factors” on page [51] of this proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                 , 2022, and is first being mailed to stockholders of InterPrivate III on or about                 , 2022.

INTERPRIVATE III FINANCIAL PARTNERS INC.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                 , 2022

TO THE STOCKHOLDERS OF INTERPRIVATE III FINANCIAL PARTNERS INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of InterPrivate III Financial Partners Inc., a Delaware corporation (“InterPrivate III,” “we,” “us” or “our”), will be held at                 , New York City time, on                 , 2022 at                 . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)    Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to adopt the agreement and plan of merger, dated as of August 18, 2021 (as may be amended and/or restated from time to time, the “Merger Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex A, by and among InterPrivate III, InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of InterPrivate III (“Merger Sub”), InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of InterPrivate III (“Merger Sub II”), and Aspiration Partners, Inc., a Delaware corporation (“Aspiration”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Aspiration with Aspiration (the “Surviving Corporation”) surviving the merger as a wholly-owned subsidiary of InterPrivate III (the “First Merger”) and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger as a wholly-owned subsidiary of InterPrivate III (the “Second Merger”) (the transactions contemplated by the Merger Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)    Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed second amended and restated certificate of incorporation of InterPrivate III (the “Proposed Charter”), a copy of which is attached to this proxy statement/prospectus as Annex B, which will replace InterPrivate III’s amended and restated certificate of incorporation, dated March 4, 2021 (the “Current Charter”), and will be in effect upon the consummation of the Business Combination (we refer to such proposal as the “Charter Proposal”);

(c)    Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as six separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”):

(i)    Advisory Charter Proposal A — Under the Proposed Charter, New Aspiration will be authorized to issue [●] shares of capital stock, consisting of [●] shares of Class A common stock, par value $0.0001 per share (the “New Aspiration Class A common stock”), [●] shares of Class B common stock, par value of $0.0001 per share (the “New Aspiration Class B common stock”), and [●] shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter authorizing InterPrivate III to issue 401,000,000 shares of capital stock, consisting of 380,000,000 shares of Class A common stock, par value $0.0001 per share (“InterPrivate III Class A common stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share (“InterPrivate III Class B common stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (we refer to such proposal as “Advisory Charter Proposal A”);

(ii)    Advisory Charter Proposal B — Under the Proposed Charter, New Aspiration will be a public benefit corporation and will have a specific public benefit purpose “to help those we serve Do Well and Do Good for People and the Planet” (we refer to such proposal as “Advisory Charter Proposal B”);

1

(iii)    Advisory Charter Proposal C — Under the Proposed Charter, the board of directors or any individual director of New Aspiration may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock of New Aspiration entitled to vote at an election of directors (we refer to such proposal as “Advisory Charter Proposal C”);

(iv)    Advisory Charter Proposal D — In addition to any vote required by applicable law, heightened standards for amendments to the Amended & Restated Bylaws and certain provisions in the Proposed Charter (we refer to such proposal as “Advisory Charter Proposal D”);

(v)    Advisory Charter Proposal E — The Proposed Charter will also require an affirmative supermajority vote of the outstanding shares of New Aspiration for the stockholders to approve a merger or consolidation if, as a result, the capital stock of New Aspiration would become, or be converted into or exchanged for the right to receive, shares or other equity interests in a corporation that is not a public benefit corporation or similar entity (we refer to such proposal as “Advisory Charter Proposal E”);

(vi)    Advisory Charter Proposal F — The Proposed Charter will prohibit stockholders from acting by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent (we refer to such proposal as “Advisory Charter Proposal F”);

(vii)    Advisory Charter Proposal G — The Proposed Charter will also provide for certain additional changes, including, among other things, (i) changing the post-business combination company’s corporate name from “InterPrivate III Financial Partners Inc.” to “Aspiration, Inc.,” (ii) making the company’s corporate existence perpetual and (iii) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the Business Combination, all of which the InterPrivate III Board believes are necessary to adequately address the needs of the post-business combination Company (we refer to such proposal as “Advisory Charter Proposal G”);

(viii)    Advisory Charter Proposal H – Under the Proposed Charter, New Aspiration will no longer be governed by Section 203 of the DGCL and, instead, the Proposed Charter will include a provision that is substantially similar to Section 203 of the DGCL, but excludes certain parties’ from the definition of “interested stockholder,” and will make certain related changes; however, Aspiration’s election to opt out of Section 203 of the DGCL will take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period immediately following the filing of the Proposed Charter, the Section 203 restrictions on business combinations will continue to apply (we refer to such proposal as “Advisory Charter Proposal H”); and

(ix)    Advisory Charter Proposal I – The Proposed Charter will also include a provision with respect to corporate opportunities, that will provide that each “Identified Person” is not subject to the doctrine of corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Aspiration or any of its subsidiaries, subject to certain limited exceptions (we refer to such proposal as “Advisory Charter Proposal I”);

(d)    Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of (x) shares of InterPrivate III Class A common stock pursuant to the terms of the Merger Agreement and (y) shares of InterPrivate III Class A common stock to the PIPE Investors in connection with the PIPE Investment (as defined below) (which includes affiliates of our Sponsor that have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment), plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to such proposal as the “Stock Issuance Proposal”);

(e)    Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are

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approved and adopted, the 2022 Aspiration, Inc. Incentive Award Plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex E, including the authorization of the initial share reserve under the Incentive Plan (we refer to such proposal as the “Incentive Plan Proposal”);

(f)    Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal are approved and adopted, the 2022 Aspiration, Inc. Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the ESPP (we refer to such proposal as the “ESPP Proposal”); and

(g)    Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (we refer to such proposal as the “Adjournment Proposal”).

Only holders of record of shares of InterPrivate III Class A common stock and InterPrivate III Class B common stock (collectively, “InterPrivate III Shares”) at the close of business on                 , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, InterPrivate III’s board of directors has determined that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of InterPrivate III and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of InterPrivate III’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.

In connection with the execution of the Merger Agreement, InterPrivate III, InterPrivate Acquisition Management III, LLC, a Delaware limited liability company (our “Sponsor”), and InterPrivate III’s directors and executive officers entered into a sponsor support agreement (the “Sponsor Support Agreement”) with Aspiration,

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pursuant to which, among other things, our Sponsor agreed to vote its shares of InterPrivate III Class B common stock purchased prior to our IPO (the “founder shares”), as well as any shares of InterPrivate III Class A common stock included as part of the units sold by us in our initial public offering (the “public shares”) or in a private placement concurrent with our IPO and purchased by it during or after our IPO, in favor of the Business Combination Proposal and all of the other proposals being presented at the Special Meeting. In addition, in connection with our IPO and pursuant to the Underwriter Private Placement Units Purchase Agreement (as defined below), EarlyBird also agreed to vote its shares in favor of any proposed business combination for which we seek shareholder approval. Our Sponsor and EarlyBird currently collectively own 20% of the issued and outstanding InterPrivate III Shares.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that InterPrivate III redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)    (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)    prior to 5:00 p.m., New York City time, on                 , 2022 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, InterPrivate III’s transfer agent (the “transfer agent”), that InterPrivate III redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our IPO (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $[10.00] per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests, which is                , 2022 (two business days prior to the scheduled date of the Special Meeting), and thereafter, with our consent, until the consummation of the Business Combination. If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that InterPrivate III instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as

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defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Furthermore, InterPrivate III entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase immediately prior to the consummation of the Business Combination an aggregate of 20,000,000 shares of InterPrivate III Class A common stock (the “Committed Shares”) at a purchase price of $10.00 per share (the “PIPE Investment”). In connection with the consummation of the Business Combination, all of the issued and outstanding shares of InterPrivate III Class A common stock, including the shares of InterPrivate III Class A common stock issued to the PIPE Investors, will become shares of New Aspiration Class A common stock. In addition, if during the last 10 trading days of the 60-day period following the effectiveness of the re-sale registration statement that New Aspiration has agreed to file with the SEC pursuant to the Subscription Agreements (the “Adjustment Period”), the volume weighted average price of one share of New Aspiration Class A common stock (as reported on the New York Stock Exchange) (the “Adjustment Period VWAP”) is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, a number of additional shares of New Aspiration Class A common stock (the “Additional Shares”) equal to the product of (x) the number of Committed Shares issued to such PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (1) the aggregate purchase price paid by all PIPE Investors and (2) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing)). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the $1,750,000,000 in aggregate consideration held in escrow to be released to the holders of Aspiration common stock as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

All InterPrivate III stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of InterPrivate III Shares, you may also cast your vote at the Special Meeting electronically by visiting https://                . If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding InterPrivate III Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposal. Because approval of the other proposals only require a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

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If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPVF.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at [●].

Thank you for your participation. We look forward to your continued support.

            , 2022

By Order of the Board of Directors,

Ahmed M. Fattouh Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF INTERPRIVATE III CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF INTERPRIVATE III CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF INTERPRIVATE III CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

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ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by InterPrivate III, constitutes a prospectus of InterPrivate III under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Class A common stock of InterPrivate III to be issued to Aspiration’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of InterPrivate III under Section 14(a) of the Securities Exchange Act of 1934, as amended.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to InterPrivate III stockholders nor the issuance by InterPrivate III of its Class A common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding InterPrivate III has been provided by InterPrivate III and information contained in this proxy statement/prospectus regarding Aspiration has been provided by Aspiration.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Aspiration conducts its business. This proxy statement/prospectus includes market and industry data and forecasts that Aspiration has derived from publicly available information, various industry publications, other published industry sources and internal data and estimates. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Aspiration operates and Aspiration’s and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about InterPrivate III from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

Tel: (212) 920-0125

Attention: Chief Executive Officer

or

Morrow Sodali LLC

333 Ludlow Street

5th Floor – South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

(banks and brokers can call collect at (203) 658-9400)

Email: IPVF.info@investor.morrowsodali.com

To obtain timely delivery, InterPrivate III stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “InterPrivate III” refer to InterPrivate III Financial Partners Inc., and the terms “New Aspiration,” “combined company” and “post-combination company” refer to Aspiration, Inc. (f/k/a InterPrivate III Financial Partners Inc. as of immediately following the consummation of the Business Combination) and its subsidiaries following the consummation of the Business Combination.

“2015 Plan” means the Aspiration Partners, Inc. 2015 Equity Incentive Plan, as amended.

“Amended & Restated Bylaws” means the amended and restated bylaws to be adopted by InterPrivate III immediately prior to the Closing, a copy of which is attached as Annex C to this proxy statement/prospectus.

“Aspiration” means Aspiration Partners, Inc., a Delaware corporation.

“Aspiration capital stock” means Aspiration common stock and Aspiration preferred stock.

“Aspiration common stock” means the shares of common stock, par value $0.000003 per share, of Aspiration.

“Aspiration Convertible Notes” means the Senior Secured Promissory Notes and Guaranties, dated March 12, 2021, to each of Zion Consulting and Advisory LLC, AGO Special Situations LP, Inherent Aspiration, LLC and Mark Villanueva, as amended.

“Aspiration preferred stock” means Aspiration Series A preferred stock, Aspiration Series B-1 preferred stock, Aspiration Series B-2 preferred stock, Aspiration Series B-3 preferred stock, Aspiration Series B-4 preferred stock, Aspiration Series B-5 preferred stock, Aspiration Series C-1 preferred stock, Aspiration Series C-2 preferred stock, Aspiration Series C-3 preferred stock, Aspiration Series C-4 preferred stock and Aspiration Series Seed preferred stock.

“Aspiration option” means an option to purchase one share of Aspiration common stock granted, and that remains outstanding as of the First Effective Time, under the Aspiration Partners, Inc. 2015 Equity Incentive Plan.

“Aspiration Series A preferred stock” means the Series A Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series B-1 preferred stock” means the Series B-1 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series B-2 preferred stock” means the Series B-2 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series B-3 preferred stock” means the Series B-3 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series B-4 preferred stock” means the Series B-4 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series B-5 preferred stock” means the Series B-5 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series C-1 preferred stock” means the Series C-1 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series C-2 preferred stock” means the Series C-2 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series C-3 preferred stock” means the Series C-3 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series C-4 preferred stock” means the Series C-4 Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Series Seed preferred stock” means the Series Seed Preferred Stock, par value $0.000003 per share, of Aspiration.

“Aspiration Stockholder” means each holder of Aspiration capital stock.

“Aspiration warrant” means a warrant to purchase shares of Aspiration capital stock from Aspiration.

“Broker Dealer” means Aspiration Financial LLC, a Delaware limited liability company.

“Business Combination” means the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Aspiration, and immediately thereafter, the merger of the surviving corporation with and into Merger Sub II, pursuant to which (i) Merger Sub II survives the merger as a wholly-owned subsidiary of InterPrivate III and (ii) the Aspiration Stockholders and holders of Aspiration options and warrants exchange their Aspiration capital stock and Aspiration options and warrants for equity interests in InterPrivate III, as further described herein.

“Cherny Holders” means Andrei Cherny (“Cherny”) and the individuals and entities set forth on Schedule A to the Stockholders’ Agreement.

“Closing” means the closing of the Business Combination.

“Closing Date” means the closing date of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Support Agreement” means that certain Company Support Agreement, dated as of August 18, 2021, by and among InterPrivate III, Aspiration, our Sponsor and certain Aspiration Stockholders party thereto.

“Continental” means Continental Stock Transfer & Trust Company, the Trustee and the Transfer Agent.

“Current Charter” means InterPrivate III’s amended and restated certificate of incorporation.

“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other Equity Interest in, such Person.

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.

“EarlyBird” means EarlyBirdCapital, Inc., one of the joint book-running managers of the IPO.

“Earn Out Participant” means each holder of Aspiration capital stock (including, for the avoidance of doubt, holders of Aspiration capital stock issued upon any automatic exercise of Aspiration warrants or conversion of the Aspiration Convertible Notes, but excluding holders of shares of Aspiration Series C-4 preferred stock outstanding immediately prior to the Closing) or vested Aspiration options, in each case, as of immediately prior to the First Effective Time, with an Earn Out Pro Rata Share in excess of zero.

“Earn Out Pro Rata Share” means, with respect to (a) each holder of outstanding shares of Aspiration capital stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Aspiration capital stock held by an Aspiration Stockholder as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Aspiration Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share,” the term “Fully Diluted Aspiration Shares” shall (1) only include the aggregate number of shares of Aspiration common stock issuable upon exercise of vested Aspiration options pursuant to clause (d) of the definition thereof and (2) disregard clause (e) of the definition thereof (this clause (ii), the “Earn Out Denominator”); and (b) each holder of vested Aspiration options as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Aspiration common stock issued or issuable upon exercise of such holder’s vested Aspiration options as of immediately prior to the First Effective Time, divided by (ii) the Earn Out Denominator.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” means the 2022 Aspiration, Inc. Employee Stock Purchase Plan, a copy of which is attached as Annex F to this proxy statement/prospectus.

“Equity Financing Proceeds” means mean a dollar amount equal to the amount of cash proceeds actually received by Aspiration following the date of the Merger Agreement but prior to the First Effective Time in exchange for the issuance of Aspiration’s shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, in each case, to the extent such securities are mandatorily convertible or exchangeable on or prior to the First Effective Time.

“Equity Interests” means with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Aspiration capital stock held in Aspiration’s treasury or owned by InterPrivate III, Merger Sub, Merger Sub II or Aspiration immediately prior to the First Effective Time.

“FINRA” means the Financial Industry Regulatory Authority Inc.

“FINRA Consent Application” means the continuing membership application (pursuant to FINRA Rule 1017) to be filed with FINRA by the Broker Dealer with respect to the Business Combination.

“First Effective Time” means the time at which the First Merger becomes effective.

“First Merger” means the merger of Merger Sub with and into Aspiration with Aspiration surviving the merger as a wholly-owned subsidiary of InterPrivate III.

“founder shares” means the aggregate of 6,468,750 shares of InterPrivate III Class B common stock held by our Sponsor and certain of our directors.

“Fully Diluted Aspiration Shares” means the sum, without duplication, of (a) shares of Aspiration common stock that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (b) shares of Aspiration preferred stock (on an as converted to Aspiration common stock basis) that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (c) the aggregate number of shares of Aspiration common stock and Aspiration preferred stock issuable upon exercise of the Aspiration warrants as of immediately prior to the First Effective Time; plus (d) the aggregate number of shares of Aspiration common stock issuable upon exercise of Aspiration options (whether vested or unvested) as of immediately prior to the First Effective Time; minus (e) a number of shares equal to the aggregate exercise price of the Aspiration options described in clause (d) above divided by the Per Share Merger Consideration Value; plus (f) the aggregate number of shares of Aspiration capital stock (on an as converted to Aspiration common stock basis) issued upon the conversion of the Aspiration Convertible Notes as of immediately prior to the First Effective Time; plus (g) any Equity Interest issued in exchange for Equity Financing Proceeds.

“GAAP” means United States generally accepted accounting principles.

“Group Companies” means Aspiration and all of its direct and indirect subsidiaries.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Plan” means the 2022 Aspiration, Inc. Incentive Award Plan, a copy of which is attached as Annex E to this proxy statement/prospectus.

“InterPrivate III” means InterPrivate III Financial Partners Inc., a Delaware corporation (which, after the Closing, will be known as Aspiration, Inc.).

“InterPrivate III Board” means the board of directors of InterPrivate III.

“InterPrivate III Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of InterPrivate III.

“InterPrivate III Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of InterPrivate III.

“InterPrivate III Shares” means, collectively, the InterPrivate III Class A common stock and InterPrivate III Class B common stock.

“InterPrivate III Stockholders” means the holders of InterPrivate III Shares issued in the IPO.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means InterPrivate III’s initial public offering, consummated on March 9, 2021, through the sale of 25,875,000 units at $10.00 per unit.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Agreement” means that Agreement and Plan of Merger, dated as of August 18, 2021, by and among InterPrivate III, Merger Sub, Merger Sub II and Aspiration.

“Merger Sub” means InterPrivate III Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of InterPrivate III.

“Merger Sub II” means InterPrivate III Merger Sub II LLC, a Delaware limited liability company and wholly-owned subsidiary of InterPrivate III.

“Minimum Required Funds Condition” means the condition that InterPrivate III have an aggregate cash amount of at least $200,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the holders of shares of InterPrivate III Class A common stock issued in our IPO of their right to redeem such shares of InterPrivate III Class A common stock in accordance with InterPrivate III’s governing documents, if any, and cash received from PIPE Investors and any Equity Financing Proceeds, before giving effect to the payment of transaction expenses of InterPrivate III and Aspiration.

“Morrow” means Morrow Sodali LLC, proxy solicitor to InterPrivate III.

“New Aspiration” means the Delaware corporation which, prior to consummation of the Business Combination, was known as InterPrivate III Financial Partners Inc. (“InterPrivate III” herein), and renamed as determined by Aspiration, Inc.

“New Aspiration Board” means the board of directors of New Aspiration.

“New Aspiration Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Aspiration.

“New Aspiration Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New Aspiration.

“New Aspiration common stock” means the shares of New Aspiration Class A common stock and New Aspiration Class B common stock.

“NYSE” means The New York Stock Exchange.

“Per Share Merger Consideration Value” means (a) the sum of (i) $1,750,000,000 and (ii) the Equity Financing Proceeds divided by (b) the Fully Diluted Aspiration Shares.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity.

“PIPE Investment” means the issuance of an aggregate of 20,000,000 shares of InterPrivate III Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share. In addition, if during the last 10 trading days of the 60-day period following the effectiveness of the re-sale registration statement that New Aspiration has agreed to file with the SEC pursuant to the Subscription Agreements (the “Adjustment Period”), the volume weighted average price of one share of New Aspiration Class A common stock (as reported on the New York Stock Exchange) (the “Adjustment Period VWAP”) is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, a number of additional shares of New Aspiration Class A common stock (the “Additional Shares”) equal to the product of (x) the number of Committed Shares issued to a PIPE

Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (1) the aggregate purchase price paid by all PIPE Investors and (2) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing)). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of capital stock of Aspiration as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

“PIPE Investors” means certain institutional investors who are party to the Subscription Agreements.

“private placement units” means the Sponsor Private Placement Units and the Underwriter Private Placement Units, together.

“private placement warrants” means the aggregate 138,500 whole warrants included in the private placement units.

“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by InterPrivate III pursuant to the Charter Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New Aspiration), a copy of which is attached as Annex B to this proxy statement/prospectus.

“public shares” means shares of InterPrivate III Class A common stock included in the units issued in the IPO.

“public stockholders” means holders of public shares.

“public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of InterPrivate III Class A common stock, in accordance with its terms.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, effective at (but subject to) the Closing, by and among InterPrivate III, our Sponsor, certain former holders of Aspiration capital stock and Aspiration warrants, certain existing InterPrivate III Stockholders and EarlyBird, a copy of which is attached as Annex G to this proxy statement/prospectus.

“Sanberg Holders” means Joseph Sanberg (“Sanberg”) and the individuals and entities set forth on Schedule B to the Stockholders’ Agreement.

“Second Effective Time” means the time at which the Second Merger becomes effective.

“Second Merger” means the merger of the Surviving Corporation with and into Merger Sub II with Merger Sub II surviving the Second Merger.

“Sponsor” means InterPrivate Acquisition Management III, LLC, a Delaware limited liability company.

“Sponsor Private Placement Units” means the 577,500 units issued to our Sponsor in a private placement concurrently with our IPO, each of which includes one-fifth of one public warrant.

“Stockholder Parties” means collectively the Cherny Holders and Sanberg Holders.

“Stockholders’ Agreement” means the Stockholders’ Agreement, effective at (but subject to) the Closing, by and among InterPrivate III and the Stockholder Parties (as defined therein), a copy of which is attached as Annex H to this proxy statement/prospectus.

“Subscription Agreements” means the subscription agreements, each dated as of August 18, 2021, between InterPrivate III and the PIPE Investors, pursuant to which InterPrivate III has agreed to issue an aggregate of 20,000,000 shares of InterPrivate III Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share, the form of which is attached to this proxy statement/prospectus as Annex D.

“Subsequent PIPE Investment” means the purchase of shares of InterPrivate III Class A common stock pursuant to the Subsequent Subscription Agreements.

“Subsequent Subscription Agreement” means a subscription agreement, if any, executed after the effective date of the Merger Agreement and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.

“Sunset Date” shall mean (i) with respect to Mr. Cherny, the first date following the Closing Date on which the Cherny Holders Beneficially Own (as such term is defined in Rule 13d-3 of the Exchange Act) a number of shares of New Aspiration common stock representing less than 25% of the number of shares of New Aspiration common stock Beneficially Owned by the Cherny Holders immediately following the Closing and (ii) with respect to Mr. Sanberg, the first date, following the Closing Date, on which the Sanberg Holders Beneficially Own a number of shares of New Aspiration common stock representing less than 25% of the number of shares of New Aspiration common stock Beneficially Owned by the Sanberg Holders immediately following the Closing.

“Surviving Corporation” means Aspiration in its capacity as the surviving corporation of the First Merger.

“Termination Date” means May 18, 2022.

“Transaction Proposals” means any of the (a) Business Combination Proposal; (b) Charter Proposal, (c) Advisory Charter Proposals; (d) Stock Issuance Proposal; (e) Incentive Plan Proposal; (f) ESPP Proposal; (g) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto; (h) adoption and approval of any other proposals as reasonably agreed by InterPrivate III and Aspiration to be necessary or appropriate in connection with the Business Combination; and (i) Adjournment Proposal.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of InterPrivate III that holds the proceeds from our IPO and the private placement of the private placement warrants.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of March 4, 2021, by and between InterPrivate III and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Underwriter Private Placement Units” means the 115,000 units issued to EarlyBird in a private placement concurrently with our IPO, each of which includes one-fifth of one public warrant.

“Underwriter Private Placement Units Purchase Agreement” means the purchase agreement, dated March 4, 2021, between InterPrivate III and EarlyBird, pursuant to which InterPrivate III privately sold the Underwriter Private Placement Units to EarlyBird.

“units” means the units of InterPrivate III, each consisting of one share of InterPrivate III Class A common stock and one-fifth of one public warrant of InterPrivate III.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of InterPrivate III and Aspiration. These statements are based on the beliefs and assumptions of the management of InterPrivate III and Aspiration. Although InterPrivate III and Aspiration believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither InterPrivate III nor Aspiration can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

•

our ability to meet the closing conditions to the Business Combination, including approval by stockholders of InterPrivate III and the availability of at least $200,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the holders of shares of InterPrivate III Class A common stock issued in our IPO of their right to redeem such shares of InterPrivate III Class A common stock in accordance with InterPrivate III’s governing documents, if any, and cash received from the PIPE Investors, before giving effect to the payment of transaction expenses of InterPrivate III and Aspiration;

•	our ability to realize the benefits expected from the Business Combination;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the projected financial information, anticipated growth rate and market opportunity of New Aspiration;

•	various conflicts of interest that could arise among us, our affiliates and our investors;

•	the ability to obtain and/or maintain the listing of New Aspiration Class A common stock on the following the Business Combination;

•	costs relating to the Business Combination;

•	factors relating to the business, operations and financial performance of Aspiration, including:

•	Aspiration has a history of losses, and it may not achieve or maintain profitability in the future;

•

Aspiration may need to raise additional capital in the future in order to execute its business plans following the Business Combination, which may not be available on terms acceptable to Aspiration, or at all;

•

the restrictive covenants in Aspiration’s debt instruments may limit its operating flexibility. Aspiration’s failure to comply with these covenants could result in defaults under its indentures and future debt instruments even though Aspiration may be able to meet its debt service obligations;

•	Aspiration’s financial projections may not prove accurate;

•	Aspiration’s business model and growth strategy depend on its marketing efforts and ability to attract customers in a cost-effective manner;

•

Aspiration relies on its management team and will require additional key personnel to grow its business, and the loss of key management members, or an inability to hire key personnel, could harm its business;

•

Aspiration’s decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results;

•

Aspiration utilizes a range of marketing, advertising, and other initiatives to drive customer engagement and attract new customers; if the costs of advertising or marketing increase, or if Aspiration’s initiatives fail to achieve their desired impact, Aspiration may be unable to grow the business profitably;

•	Aspiration’s expectations regarding development of the sustainability industry may not materialize to the extent it expects, or at all;

•	Aspiration predominantly relies on a single partner to conduct its reforestation program;

•

if Eden Reforestation Projects (“Eden”) is unable to plant trees in any of its existing reforestation sites or is unable to identify adequate alternative sites to accommodate reforestation, Aspiration’s business could be adversely affected;

•	if Aspiration is unable to adequately monitor its partners’ compliance with Aspiration’s social mission, Aspiration’s business could be adversely affected;

•	if survivability rates of the trees planted in connection with Aspiration’s reforestation program are lower than expected, Aspiration’s business could be adversely affected;

•	any decline in the value of carbon credits or carbon offsets could materially adversely affect Aspiration’s business;

•	if verified and available carbon sequestration or carbon credits or carbon offsets are lower than projected, Aspiration’s business could be materially adversely affected;

•

if one or more of Aspiration’s counterparty financial institutions default on their financial or performance obligations to them or to Aspiration’s customers or fail, Aspiration may incur significant losses;

•

Aspiration relies on third-party service providers for payment processing and other functions that are important to its operations. The loss of those service providers could materially and adversely affect Aspiration’s business, results of operations and financial condition. Additionally, if a third-party service provider fails to comply with legal or regulatory requirements or otherwise to perform these functions properly, Aspiration’s business may be adversely affected;

•

Aspiration Zero Credit Card is a new product and Aspiration may not be successful in its efforts to promote its usage through marketing and promotion, or to effectively control the costs of such investments, both of which may materially impact Aspiration’s profitability;

•

Aspiration’s bank partners provide specific services and products to its customers through its platform. If Aspiration is unable to maintain its relationships with its bank partners under terms acceptable to Aspiration or consistent with those currently in place, if Aspiration is unable to engage new bank partners, if Aspiration or its bank partners fail to comply with contractual or regulatory requirements or otherwise encounter business difficulties, Aspiration’s business, results of operation and financial condition could be adversely affected;

•

if the information provided to Aspiration by customers is incorrect or fraudulent, Aspiration may misjudge a customer’s qualifications to receive its products and services and its results of operations may be harmed and could subject Aspiration to regulatory scrutiny or penalties;

•

litigation, regulatory actions and compliance issues could subject Aspiration to significant fines, penalties, judgments, remediation costs, negative publicity, changes to Aspiration’s business model, and requirements resulting in increased expenses;

•

failure to deal effectively with fraud, fictitious transactions, bad transactions, and negative customer experiences would increase Aspiration’s loss rate and could negatively impact its business and severely diminish consumer confidence in and use of its products and services;

•	Aspiration may fail to adequately protect its intellectual property rights or may be accused of infringing upon intellectual property rights of third parties;

•

Aspiration has identified a material weakness in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause Aspiration to fail to meet its periodic reporting obligations; and

•

Aspiration’s management will be required to evaluate the effectiveness of its internal control over financial reporting. If Aspiration is unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of its financial reports; and

•	other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of InterPrivate III and Aspiration prior to the Business Combination, and New Aspiration following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can InterPrivate III or Aspiration assess the impact of all such risk factors on the business of InterPrivate III and Aspiration prior to the Business Combination, and New Aspiration following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to InterPrivate III or Aspiration or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. InterPrivate III and Aspiration prior to the Business Combination, and New Aspiration following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. InterPrivate III urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

InterPrivate III is proposing to consummate the Business Combination with Aspiration. InterPrivate III, Merger Sub, Merger Sub II and Aspiration have entered into the Merger Agreement, the terms of which are described in this proxy statement/ prospectus. A copy of the Merger Agreement is attached hereto as Annex A. InterPrivate III urges its stockholders to read the Merger Agreement in its entirety.

The Merger Agreement must be adopted by the InterPrivate III Stockholders in accordance with the DGCL and the Current Charter. InterPrivate III is holding a Special Meeting to obtain that approval. InterPrivate III Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and thereby approve the Business Combination.

THE VOTE OF INTERPRIVATE III STOCKHOLDERS IS IMPORTANT. INTERPRIVATE III STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:	Why is InterPrivate III proposing the Business Combination?

A:

InterPrivate III was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of Aspiration and the industries in which it operates, including the financial and other information provided by Aspiration in the course of InterPrivate III’s due diligence investigations, the InterPrivate III Board believes that the Business Combination with Aspiration is in the best interests of InterPrivate III and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although InterPrivate III Board believes that the Business Combination with Aspiration presents an attractive business combination opportunity and is in the best interests of InterPrivate III and its stockholders, the InterPrivate III Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — The InterPrivate III Board’s Reasons for Approval of the Business Combination” for a discussion of the factors considered by the InterPrivate III Board in making its decision.

Q:	What is Aspiration?

A:

Aspiration is a financial and sustainability services company offering individuals and businesses ways to integrate the fight against climate change into daily actions by empowering people to make a sustainable impact with every dollar they spend and save and businesses to meet the rising demand for sustainability from their customers and employees.

Q:	What are the conditions to completion of the Business Combination?

A:

The Business Combination is subject to customary Closing conditions, including, among other things, (i) approvals by InterPrivate III’s stockholders and Aspiration’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of all applicable waiting periods (or any extensions thereof) applicable under the HSR Act, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (iv) the shares of InterPrivate III Class A common stock to be issued in connection with the Closing having been approved for listing on the NYSE, subject only to official notice of issuance thereof and to the requirement to have a sufficient number of round lot holders, (v) that InterPrivate III has not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem InterPrivate III Class A common stock in an amount that would cause InterPrivate III not to have at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment, (vi) effectiveness of the Registration Statement, (vii) obtainment of the necessary approvals from FINRA with respect to the Business Combination and the change of ownership of the Broker Dealer or, alternatively, the absence of any interim restrictions imposed by FINRA following the date that is thirty days after the filing by the Broker Dealer of a continuing membership application with FINRA (pursuant to FINRA Rule 1017), (viii) the accuracy of the representations and warranties and agreements of Aspiration and InterPrivate III, respectively, subject to customary materiality qualifications, (ix) the absence of any material adverse effect that is continuing with respect to Aspiration and InterPrivate III, respectively, between the date of the Merger Agreement and the Closing Date, and (x) solely with respect to InterPrivate III, after giving effect to application redemptions, the PIPE Investment and the Equity Financing Proceeds, but before giving effect to the payment of the transaction expenses of InterPrivate III and Aspiration, InterPrivate III having a minimum of $200,000,000 of cash available to it at the Closing. See the section entitled “The Business Combination Proposal.”

Q:	When and where will the Special Meeting take place?

A:	The special meeting of InterPrivate III Stockholders (the “Special Meeting”) will be held virtually on , 2022, at , New York City time.

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the InterPrivate III Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The InterPrivate III Board believes that this is the right choice for InterPrivate III and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of InterPrivate III Stockholders, directors and management team. You will be able to attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting https://                 . To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental. The meeting webcast will begin promptly at                 , New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [proxy@continentalstock.com]. Beneficial stockholders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the Special Meeting. Beneficial stockholders should contact Continental at least five business days prior to the meeting date in order to ensure access.

Q:	What matters will be considered at the Special Meeting?

A:	The InterPrivate III Stockholders will be asked to consider and vote on the following proposals:

•	a proposal to adopt the Merger Agreement and approve the Business Combination (the “Business Combination Proposal”);

•	a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter (the “Charter Proposal”);

•

a proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

•

to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the                 , the issuance of shares of New Aspiration Class A common stock pursuant to the terms of the Merger Agreement and in connection with the PIPE Investment (which includes affiliates of our Sponsor that have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment), plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (the “Stock Issuance Proposal”);

•

to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Incentive Plan (the “Incentive Plan Proposal”);

•

to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal are approved and adopted, the ESPP (the “ESPP Proposal”); and

•

to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:	Is my vote important?

A:

Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by the InterPrivate III Stockholders holding a majority of the votes cast on such proposal by the InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at a meeting at which a quorum is present and entitled to vote thereon, and the other condition precedent proposals achieve the necessary vote outlined below. Only InterPrivate III Stockholders as of the close of business on                , 2022, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The InterPrivate III Board unanimously recommends that such InterPrivate III Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q:	If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	What InterPrivate III Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:

The Business Combination Proposal. Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions will have no effect on the outcome of the proposal. Our Sponsor, its directors and executive officers, and EarlyBird have agreed to vote their shares in favor of the Business Combination Proposal. Our Sponsor and EarlyBird currently collectively own 20% of the issued and outstanding InterPrivate III Shares. Accordingly, if all of the issued and outstanding InterPrivate III Shares were to be voted, we would only need the additional affirmative vote of InterPrivate III Shares representing approximately 37.0% of the issued and outstanding InterPrivate III Shares in order to approve the Business Combination Proposal. Because the Business Combination Proposal only requires a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if a majority of the issued and outstanding InterPrivate III Shares as of the record date are present, the Business Combination Proposal could be approved by the additional affirmative vote of InterPrivate III Shares representing as little as 6.3% of the issued and outstanding InterPrivate III Shares.

The Charter Proposal. Approval of the Charter Proposal requires the affirmative vote of the holders of at least a majority of the issued and outstanding InterPrivate III Shares entitled to vote thereon, voting as a single class. The failure to vote and abstentions have the same effect as a vote “AGAINST” the proposal.

The Advisory Charter Proposals. Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.

The Stock Issuance Proposal. Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote has no effect on the outcome of the proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Incentive Plan Proposal. Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote has no effect on the outcome of the proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The ESPP Proposal. Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by a proxy at the Special Meeting and entitled to vote thereon. The failure to vote has no effect on the outcome of the proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and abstentions have no effect on the outcome of the proposal.

Q:	What will Aspiration’s equity holders receive in connection with the Business Combination?

A:

The aggregate value of the consideration paid in respect of Aspiration is $1,750,000,000. The aggregate consideration to be paid to Aspiration Stockholders will be (i) shares of New Aspiration Class A common stock (valued at $10.00 per share) and (ii) the contingent right to receive a pro rata portion of up to 100,000,000 shares of New Aspiration Class A common stock (the “Earn Out Shares”). Of the $1,750,000,000 in aggregate consideration to be paid in respect of Aspiration, $200,000,000 (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow in connection with the PIPE Investment. The 20,000,000 shares of InterPrivate III Class A common stock issued into escrow on the Closing Date will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors and, otherwise, to the holders of Aspiration common stock as of immediately prior to the First Effective Time. If certain conditions are met prior to the Closing, the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock. See the “Sources and Uses of Funds for the Business Combination” section for more information.

Additionally, effective as of the First Effective Time, each Aspiration option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, will be assumed by New Aspiration and will be converted into an option to acquire New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such Aspiration option immediately prior to the First Effective Time, by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the First Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding immediately prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into capital stock of Aspiration following the First Effective Time. Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, New Aspiration will assume any outstanding indebtedness of Aspiration (including with respect to the Aspiration Convertible Notes that remain outstanding) and New Aspiration will be the obligor on such indebtedness.

In addition, the Merger Agreement contemplates that the Earn Out Participants, following the Closing and for a period of five years thereafter (the “Earn Out Period”), will be eligible to receive a one-time issuance of Earn Out Shares contingent on the occurrence of certain triggering events (each a “Triggering Event”). Upon the occurrence of a Triggering Event, New Aspiration will release such Earn Out Shares to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) as follows:

•

20,000,000 Earn Out Shares if, at any time during the first 18 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•

20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•

20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $17.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•

20,000,000 Earn Out Shares if, at any time during the first 48 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $20.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event; and

•

20,000,000 Earn Out Shares if, at any time during the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $25.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event.

Each Triggering Event may only occur once, if at all, and in no event will the amount of Earn Out Shares distributed in connection with the Triggering Events exceed 100,000,000 aggregate shares of New Aspiration Class A common stock. Any Earn Out Shares to be released and distributed shall be released and distributed as shares of New Aspiration Class A common stock. Any unearned portion of the Earn Out Shares not earned prior to the fifth anniversary of the Closing Date will be forfeited, and none of the Earn Out Participants will have any right to receive such Earn Out Shares or any benefit therefrom.

Q:	What equity stake will current InterPrivate III Stockholders and Aspiration Stockholders hold in New Aspiration immediately after the consummation of the Business Combination?

A:

It is anticipated that, upon completion of the Business Combination, New Aspiration will become a new public company, and the former holders of securities of InterPrivate III and Aspiration, the Sponsor and the PIPE Investors will all become security holders of New Aspiration.

The following tables set forth the anticipated ownership of New Aspiration after the Closing assuming a share price of $5.00 per share, $10.00 per share and $25.00 per share, in each case assuming no redemptions, and maximum redemptions. The first table assumes no release of Earn Out Shares, while the second table assumes full release of Earn Out Shares. The ownership percentages reflected in the tables are based upon the number of InterPrivate III Shares and Aspiration capital stock issued and outstanding as of June 30, 2021 (and assumes a June 30, 2021 Closing Date), and are subject to the following additional assumptions:

•	all of the Aspiration Convertible Notes are converted into Aspiration capital stock prior to the First Effective Time;

•	all of the issued and outstanding Aspiration warrants are exercised prior to the First Effective Time;

•	no exercise of the public warrants or the private placement warrants; and

•	no issuance of additional securities by Aspiration prior to the Closing.

For purposes of the tables:

No Redemptions: This scenario assumes that no InterPrivate III Stockholders exercise redemption rights in connection with the approval of the Business Combination with respect to their InterPrivate III Class A common stock.

Maximum Redemptions: This scenario assumes that InterPrivate III Stockholders exercise redemption rights with respect to 25,875,000 shares of InterPrivate III Class A common stock (96.7% of the issued, outstanding and unredeemed InterPrivate III Class A common stock) in connection with the approval of the Business Combination, at a price of $10.00 per share. This maximum redemption scenario reflects the maximum number of shares of InterPrivate III Class A common stock that may be redeemed and still allow InterPrivate III to satisfy the Minimum Required Funds Condition.

$5.00 per share: This scenario assumes that the maximum number of Additional Shares are issued to the PIPE Investors, and accordingly that an equal number of shares of New Aspiration Class A common stock are forfeited by the Aspiration Stockholders.

$10.00 per share: This scenario assumes no issuance of Additional Shares and no related forfeiture of shares of New Aspiration Class A common stock by the Aspiration Stockholders. To the extent the maximum number of Additional Shares are issued to the PIPE Investors, and the closing price of New Aspiration Class A common stock has not yet equaled or exceeded $12.50 for any 20 trading days within any 30-trading day period during the five-year period after Closing, the anticipated ownership will be as reflected in the table at $5.00 per share. In the event that any Additional Shares are issued to the PIPE Investors, a corresponding number of shares of New Aspiration Class A common stock are forfeited by the Aspiration Stockholders and the closing price of New Aspiration Class A common stock has not yet equaled or exceeded $12.50 for any 20 trading days within any 30-trading day period during the five-year period after Closing, the aggregate number of shares outstanding and the percentage ownership of InterPrivate III Stockholders will be the same as set forth in the table below at both $5.00 and $10.00 per share, but the percentage ownership of the remaining categories of shareholders will adjust.

$25.00 per share: This scenario assumes that the maximum number of Additional Shares are issued to the PIPE Investors, and that the corresponding number of shares of New Aspiration Class A common stock were forfeited by the Aspiration Stockholders. However, as a result of the closing price of New Aspiration Class A common stock equaling or exceeding $25.00 for any 20 trading days within any 30-trading day period during the five-year period after Closing, all the Earn Out Shares are issued to Aspiration Stockholders.

If any of these assumptions are not correct, these percentages will be different.

Assuming No Release of Earn Out Shares

	$5.00 per share		$10.00 per share		$25.00 per share
	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Shares:
InterPrivate III Stockholders	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250
Sponsor	25,875,000	—	25,875,000	—	25,875,000	—
PIPE Investors(1)	40,000,000	40,000,000	20,000,000	20,000,000	40,000,000	40,000,000
Aspiration Stockholders(2)	159,000,000	159,000,000	179,000,000	179,000,000	159,000,000	159,000,000

Total	232,236,250	206,361,250	232,236,250	206,361,250	232,236,250	206,361,250

Ownership (3):
InterPrivate III Stockholders	3%	4%	3%	3%	3%	4%
Sponsor	11%	—	11%	—	11%	—
PIPE Investors(1)	17%	19%	9%	10%	17%	19%
Aspiration Stockholders(2)	69%	77%	77%	87%	69%	77%

Total	100%	100%	100%	100%	100%	100%

(1)	Includes shares of InterPrivate III Class A common stock being issued and sold to the Sponsor in the PIPE Investment (which shares are reflected in the “Sponsor” row above).
(2)	Approximate percentage of total outstanding New Aspiration capital stock immediately following the Closing, subject to the assumptions set forth herein.

Assuming Full Release of Earn Out Shares

	$5.00 per share		$10.00 per share		$25.00 per share
	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Shares:
InterPrivate III Stockholders	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250
Sponsor	25,875,000	—	25,875,000	—	25,875,000	—
PIPE Investors(1)	40,000,000	40,000,000	20,000,000	20,000,000	40,000,000	40,000,000
Aspiration Stockholders	159,000,000	159,000,000	179,000,000	179,000,000	259,000,000	259,000,000

Total	232,236,250	206,361,250	232,236,250	206,361,250	332,236,250	306,361,250

Ownership (2):
InterPrivate III Stockholders	3%	4%	3%	3%	2%	2%
Sponsor	11%	—	11%	—	8%	—
PIPE Investors(1)	17%	19%	9%	10%	12%	13%
Aspiration Stockholders	68%	77%	77%	87%	78%	85%

Total	100%	100%	100%	100%	100%	100%

(1)	Includes shares of InterPrivate III Class A common stock being issued and sold to the Sponsor in the PIPE Investment (which shares are reflected in the “Sponsor” row above).
(2)	Approximate percentage of total outstanding New Aspiration capital stock immediately following the Closing, subject to the assumptions set forth herein.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

As of the date of this proxy statement/prospectus, there are currently [●] outstanding Aspiration options, of which [●] are exercisable at the option of the optionholder prior to or in connection with the Closing, but which will not be automatically exercised in connection with the Business Combination. If unexercised at the Closing, each such Aspiration option (whether vested or unvested) shall be assumed by New Aspiration and converted into an option to acquire a number of shares of New Aspiration Class A common stock the holder of such Aspiration option would have received had such Aspiration option been exercised prior to the Closing and, once exercisable, shall be exercisable at the option of the optionholder.

In addition, there are currently outstanding an aggregate of 5,313,500 warrants to acquire shares of InterPrivate III Class A common stock, which comprise 115,500 warrants included in the private placement units held by our Sponsor, 23,000 warrants included in the private placement units held by EarlyBird (or its permitted transferees) and 5,175,000 public warrants. Each of our outstanding whole warrants is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of InterPrivate III Class A common stock and, following the Closing, will entitle the holder thereof to purchase one share of New Aspiration Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Aspiration Class A common stock is issued as a result of such exercise, with payment to New Aspiration of the exercise price of $11.50 per warrant for one whole share, our fully diluted share capital would increase by a total of 5,313,500 shares, with approximately $61.1 million paid to exercise the warrants.

Q:	How will I be notified of the outcome of Aspiration’s stockholder vote to approve the Business Combination?

A:

InterPrivate III will disclose the results of the vote by Aspiration’s stockholders to approve the Business Combination in a press release promptly following such vote. For more information on the expected ownership of New Aspiration after the Closing, please see the question entitled “— What equity stake will current InterPrivate III Stockholders and Aspiration Stockholders hold in New Aspiration immediately after the consummation of the Business Combination?” above.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

A total of $258,750,000, including $9,056,250 of fees payable to the underwriters of our IPO pursuant to a business combination marketing agreement and approximately $5,175,000 of the proceeds of the sale of the Sponsor Private Placement Units, was placed in the Trust Account maintained by Continental, acting as Trustee. As of June 30, 2021, there were investments and cash held in the Trust Account of $258,770,580. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial Business Combination by March 9, 2023, although we may withdraw the interest earned on the funds held in the Trust Account to pay taxes.

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:

InterPrivate III Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, InterPrivate III having an aggregate cash amount of at least $200,000,000 of cash available to it at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the holders of shares of InterPrivate III Class A common stock issued in connection with our IPO of their right to redeem such shares of InterPrivate III Class A common stock in accordance with InterPrivate III’s governing documents, if any, and cash received from the PIPE Investors and any Equity Financing Proceeds, before giving effect to the payment of the transaction expenses of InterPrivate III and Aspiration (the “Minimum Required Funds Condition”) (although this condition may be waived by Aspiration). InterPrivate III intends to notify InterPrivate III Stockholders by press release promptly after it becomes aware that Aspiration has waived the Minimum Required Funds Condition. In addition, with fewer public shares and public stockholders, the trading market for New Aspiration Class A common stock may be less liquid than the market for InterPrivate III Class A common stock was prior to consummation of the Business Combination and New Aspiration may not be able to meet the listing standards for the              or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New Aspiration’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which InterPrivate III’s public stockholders exercise the maximum allowed redemption rights.

Furthermore, our Current Charter provides that we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules). Other than this limitation, our Current Charter does not provide a specified maximum redemption threshold.

Q:	What amendments will be made to the Current Charter?

A:

We are asking InterPrivate III Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the InterPrivate III Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) changing the post-business combination company’s corporate name from “InterPrivate III Financial Partners Inc.” to “Aspiration, Inc.;” (ii) designating New Aspiration as a public benefit corporation; (iii) making the company’s corporate existence perpetual; (iv) removing certain provisions related to our status as a blank check company; (v) increasing the total number of authorized shares of InterPrivate III’s capital stock from [●] shares to [●] shares, which would consist of increasing (x) InterPrivate III Class A common stock from 380,000,000 shares to [●] shares of New Aspiration Class A common stock, (y) InterPrivate III Class B common stock from 20,000,000 shares to 30,000,000 shares of New Aspiration Class B common stock and (z) the preferred stock of InterPrivate III from 1,000,000 shares to 1,500,000 shares of New Aspiration preferred stock; (vi) requiring the affirmative vote of 66 2/3% in voting power of then outstanding shares of New Aspiration Class A common stock to (A) alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter, (B) approve a merger or consolidation if, as a result, the capital stock of New Aspiration would become, or be converted into or exchanged for the right to receive, shares or other equity interests in a corporation that is not a public benefit corporation or similar entity, or (C) remove a director; and (vii) providing that the stockholders may not take action by written consent.

Pursuant to the DGCL and the Current Charter, InterPrivate III is required to submit the Charter Proposal to the InterPrivate III Stockholders for approval. For additional information, see the section entitled “The Charter Proposal.”

Q:	What material negative factors did the InterPrivate III Board consider in connection with the Business Combination?

A:

Although the InterPrivate III Board believes that the acquisition of Aspiration will provide the InterPrivate III Stockholders with an opportunity to participate in a combined company with significant growth potential, market share and a well-known brand, the InterPrivate III Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that InterPrivate III Stockholders would not approve the Business Combination and the risk that significant numbers of InterPrivate III Stockholders would exercise their redemption rights. In addition, during the course of InterPrivate III management’s evaluation of Aspiration’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both InterPrivate III management and the InterPrivate III Board considered were: (i) the risk that the potential benefits of the Business Combination or anticipated performance of New Aspiration may not be fully achieved; (ii) the risk that some of InterPrivate III’s current public stockholders would decide to exercise their redemption rights; (iii) that InterPrivate III’s stockholders will hold a small minority share position in New Aspiration; (iv) the risk that InterPrivate III did not obtain a third-party valuation or fairness opinion in connection with the Business Combination; (v) the substantial transaction fees and expenses to be incurred in connection with the Business Combination (which are currently expected to be approximately $49 million) and the negative impact of such expenses on New Aspiration’s cash reserves and operating results if the Business Combination is not completed; (vi) the possible negative effect of the Business Combination and public announcement of the Business Combination of InterPrivate III’s financial performance, operating results and stock price; (vii) the fact that the Merger Agreement includes an exclusivity provision that prohibits InterPrivate III from soliciting or discussing other business combination proposals, which restricts InterPrivate III’s ability to consider other potential business combinations for so long as the Merger Agreement remains in effect; (viii) the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination; (ix) the fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within InterPrivate III’s control, including the Minimum Require Funds Condition; (x) the risks and costs to InterPrivate III if the Business Combination is not completed, including the risk of diverting its management team’s focus and resources from other business combination opportunities, which could result in InterPrivate III being unable to effect a business combination within the completion window and force InterPrivate III to liquidate; (xi) the fact that Citi is serving as Aspiration’s financial advisor and as a co-placement agent for the PIPE Investment; and (xii) various other risks associated with the Business Combination and Aspiration’s business. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — InterPrivate III’s Board of Directors’ Reasons for Approval of the Business Combination” as well as in the section entitled “Risk Factors — Risk Factors Relating to InterPrivate III and the Business Combination.”

Q:	Do I have redemption rights?

A:

If you are a public stockholder, you have the right to request that InterPrivate III redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Pursuant to the Insiders Letter Agreement, our Sponsor, directors and executive officers agreed to waive their redemption rights with respect to any InterPrivate III Shares held by them in connection with the completion of a business combination.

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)    (a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)    prior to 5:00 p.m., New York City time, on                 , 2022 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental that InterPrivate III redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. For illustrative purposes, as of June 30, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is 5:00 p.m., New York City time, on                , 2022 (two business days prior to the scheduled date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that InterPrivate III instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by InterPrivate III’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental prior to 5:00 p.m., New York City time, on                 , 2022.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any InterPrivate III warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental prior to 5:00 p.m., New York City time, on                , 2022, you will not be able to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash for U.S. federal income tax purposes and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the number of public shares that you own or are deemed to own (including through the ownership of New Aspiration warrants). Any portion of such a distribution to you if you are a Non-U.S. holder (as defined below) that constitutes a dividend for U.S. federal income tax purposes will generally be subject to withholding tax at a rate of 30% of the gross amount of the dividend (unless you establish that you are eligible for a reduced rate of withholding tax under an applicable income tax treaty or certain other exceptions apply). Because the determination as to whether a redemption is treated as a sale or a distribution is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. holders in connection with a redemption are treated as distributions in respect of such Non-U.S. holder’s public shares. Accordingly, if you are a Non-U.S. holder, you should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to you pursuant to a redemption at a rate of 30% unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	How does the InterPrivate III Board recommend that I vote?

A:

The InterPrivate III Board recommends that the InterPrivate III Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the InterPrivate III Board recommends that InterPrivate III Stockholders vote, see the section entitled “The Business Combination Proposal — The InterPrivate III Board’s Reasons for Approval of the Business Combination.”

Q:	How does our Sponsor intend to vote its shares?

A:

Pursuant to the Sponsor Support Agreement, our Sponsor agreed, among other things, to vote its shares in favor of the Business Combination Proposal and all other proposals being presented at the Special Meeting. In addition, in connection with our IPO and pursuant to the Underwriter Private Placement Units Purchase Agreement, EarlyBird also agreed to vote its shares in favor of any proposed business combination for which we seek stockholder approval. Our Sponsor and EarlyBird currently collectively own 20% of the issued and outstanding InterPrivate III Shares. Accordingly, if all of the issued and outstanding InterPrivate III Shares were to be voted, we would need the affirmative vote of approximately 37.0% of the remaining InterPrivate III Shares to approve the Business Combination.

Q:	May our Sponsor purchase public shares or warrants prior to the Special Meeting?

A:

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding InterPrivate III or its securities, our Sponsor, Aspiration and/or its affiliates may purchase InterPrivate III Shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Transaction Proposals. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) InterPrivate III satisfies the Minimum Required Funds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining approval of the InterPrivate III Stockholders with respect to the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their InterPrivate III Shares, including the granting of put options and the transfer to such investors or holders of InterPrivate III Shares or rights owned by our Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase InterPrivate III Shares at a price lower than market and may therefore be more likely to sell the InterPrivate III Shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination Proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of InterPrivate III Shares by the persons described above would allow them to exert more influence over the approval of the Transaction Proposals and would likely increase the chances that such proposals would be approved by the InterPrivate III Stockholders. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Q:	What interests do our Sponsor and InterPrivate III’s current officers and directors have in the Business Combination?

A:

Our Sponsor and InterPrivate III’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as an InterPrivate III Stockholder. You should take these interests into account in deciding whether to approve the Business Combination. These interests include the following:

•

If we are unable to complete our initial business combination by March 9, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to InterPrivate III to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•

There will be no liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period. Our Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will convert into 5,750,000 shares of New Aspiration Class A common stock, and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $[●] based upon the closing price of $[●] per public share on the              on [●], 2021, but, given the restrictions on such shares, we believe such shares have less value.

•

Simultaneously with the closing of our IPO, InterPrivate III consummated the sale of 577,500 Sponsor Private Placement Units and 115,000 Underwriter Private Placement Units at a price of $10.00 per unit in private placements to our Sponsor and EarlyBird, respectively, generating gross proceeds to InterPrivate III of $6,925,000. The private placement units are substantially identical to the units sold in our IPO, each containing one share of InterPrivate III Class A common stock and one-fifth of one warrant to purchase one share of InterPrivate III Class A common stock. Each whole warrant is exercisable commencing 30 days following the Closing and terminating five years from the Closing, for one share of New Aspiration Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by March 9, 2023, then the proceeds from the sales of the private placement units will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor and EarlyBird will be worthless. The warrants held by our Sponsor and EarlyBird had an aggregate market value of approximately $[●] based upon the closing price of $[●] per warrant on the NYSE on [●], 2021.

•	Our Sponsor will lose its entire investment in us if we do not complete a business combination by March 9, 2023. Certain of them may continue to serve as officers and/or directors of New Aspiration after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Aspiration Board determines to pay to its directors and/or officers.

•

Our Sponsor, directors and executive officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if InterPrivate III fails to complete a business combination by March 9, 2023.

•

In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

•

Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to InterPrivate III and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•

Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by InterPrivate III from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

•

Certain affiliates of our Sponsor have entered into Subscription Agreements, pursuant to which such affiliates have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment and such affiliates may also receive Additional Shares pursuant to the Subscription Agreements.

These interests may influence InterPrivate III’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:	Will the management of New Aspiration change in connection with the Closing?

A:

We anticipate that all of the executive officers of Aspiration will continue to serve in such capacities for New Aspiration after the Closing. In addition, we expect that each of the current InterPrivate III directors, other than [●], will resign upon the Closing and each of [●], [●], and [●] will be appointed to serve as directors of the post-combination company upon the Closing subject to the terms of the Proposed Charter, Amended & Restated Bylaws and Stockholders’ Agreement. For additional information, please see the section entitled “New Aspiration Management after the Business Combination.”

Q:	Who is entitled to vote at the Special Meeting?

A:

The InterPrivate III Board has fixed                 , 2022 as the record date for the Special Meeting. All holders of record of InterPrivate III Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” for instructions on how to vote your InterPrivate III Shares without attending the Special Meeting.

Q:	How many votes do I have?

A:

Each InterPrivate III Stockholder of record is entitled to one vote for each InterPrivate III Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were                 outstanding InterPrivate III Shares.

Q:	What constitutes a quorum for the Special Meeting?

A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the issued and outstanding InterPrivate III Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All InterPrivate III Shares represented by proxy are counted as present for purposes of establishing a quorum.

Q:	What will happen to my InterPrivate III Shares as a result of the Business Combination?

A:

If the Business Combination is completed, each share of InterPrivate III Class B common stock will be converted into one share of InterPrivate III Class A common stock in accordance with the terms of the Current Charter and each then outstanding share of InterPrivate III Class A common stock will automatically become one share of New Aspiration Class A common stock.

Q:	Where will the New Aspiration Class A common stock that InterPrivate III Stockholders receive in the Business Combination be publicly traded?

A:

Assuming the Business Combination is completed, the shares of New Aspiration Class A common stock (including the New Aspiration Class A common stock issued in connection with the Business Combination) will be listed and traded on the                  under the ticker symbol “ASP” and the public warrants will be listed and traded on the                  under the ticker symbol “                .”

Q:	What happens if the Business Combination is not completed?

A:

If the Closing has not occurred by the Termination Date, then we will seek to consummate an alternative initial business combination prior to March 9, 2023. If we do not consummate an initial business combination by March 9, 2023, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:	How can I attend and vote my shares at the Special Meeting?

A:	If you were the record holder of InterPrivate III Shares as of the record date, you may submit your proxy to vote such InterPrivate III Shares by mail or at the Special Meeting.

Voting by Mail:

•

To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•	If you vote by mail, your proxy card must be received no later than the close of business, New York City time, on , 2022.

Please carefully consider the information contained in this proxy statement and, whether or not you plan to attend the Special Meeting, please vote by mail so that your InterPrivate III Shares will be voted in accordance with your wishes even if you later decide not to attend the Special Meeting.

Voting at the Special Meeting:

•

We encourage you to vote by mail. If you attend the Special Meeting, you may also submit your vote at the Special Meeting via the special meeting website at https://                , in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the Special Meeting. If your proxy is properly completed and submitted, and if you do not revoke it prior to or at the Special Meeting, your shares will be voted at the Special Meeting in the manner set forth in proxy statement or as otherwise specified by you. Again, your paper proxy card must be received by mail no later than the close of business, New York City time, on                 , 2022.

Voting of Shares Held in Street Name:

•

If your InterPrivate III Shares are held in an account at a broker, bank, or nominee (i.e., in “street name”), you must provide the record holder of your InterPrivate III Shares with instructions on how to vote the InterPrivate III Shares. Please follow the voting instructions provided by the broker, bank, or nominee. See the section entitled “The Special Meeting — Voting Your Shares — Beneficial Owners” for more information.

Q:	How can I vote my shares without attending the Special Meeting?

A:

If you are a stockholder of record of InterPrivate III Shares as of the close of business on                 , 2022, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your InterPrivate III Shares in “street name,” which means your InterPrivate III Shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the InterPrivate III Shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your InterPrivate III Shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:	What is a proxy?

A:

A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of InterPrivate III Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of InterPrivate III’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Ahmed M. Fattouh and Brandon C. Bentley.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

If your InterPrivate III Shares are registered directly in your name with Continental, you are considered the stockholder of record with respect to those InterPrivate III Shares, and access to proxy materials is being provided directly to you. If your InterPrivate III Shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those InterPrivate III Shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those InterPrivate III Shares.

Direct holders (stockholders of record). For InterPrivate III Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your InterPrivate III Shares are voted.

Shares in “street name.” For InterPrivate III Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your InterPrivate III Shares.

Q:	If an InterPrivate III Stockholder gives a proxy, how will the InterPrivate III Shares covered by the proxy be voted?

A:

If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your InterPrivate III Shares in the way that you indicate when providing your proxy in respect of the InterPrivate III Shares you hold. When completing the proxy card, you may specify whether your InterPrivate III Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:	How will my InterPrivate III Shares be voted if I return a blank proxy?

A:

If you sign, date and return your proxy and do not indicate how you want your InterPrivate III Shares to be voted, then your InterPrivate III Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Yes. If you are a stockholder of record of InterPrivate III Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the Special Meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	give written notice of your revocation to InterPrivate III’s Corporate Secretary, which notice must be received by InterPrivate III’s Corporate Secretary prior to the vote at the Special Meeting; or

•

attend and vote electronically at the Special Meeting by visiting https://                and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your InterPrivate III Shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the Special Meeting?

A:

The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, InterPrivate III will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:	Are InterPrivate III Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:	No. InterPrivate III Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination.

Q:	Are there any risks that I should consider as an InterPrivate III Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of InterPrivate III and Aspiration contained in the documents that are incorporated by reference herein.

Q:	What happens if I sell my InterPrivate III Shares before the Special Meeting?

A:

The record date for InterPrivate III Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your InterPrivate III Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your InterPrivate III Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold shares of New Aspiration Class A common stock to the person to whom you transfer your InterPrivate III Shares.

Q:	When is the Business Combination expected to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described in the section entitled “The Merger Agreement — Conditions to Closing,” including the adoption of the Merger Agreement by the InterPrivate III Stockholders at the Special Meeting, the Closing is expected to occur in the first quarter of 2022. However, it is possible that factors outside the control of both InterPrivate III and Aspiration could result in the Business Combination being completed at a later time, or not being completed at all.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

InterPrivate III has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. InterPrivate III has agreed to pay Morrow a fee of $[●], plus disbursements. InterPrivate III will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. InterPrivate III will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of InterPrivate III Shares for their expenses in forwarding soliciting materials to beneficial owners of InterPrivate III Shares and in obtaining voting instructions from those owners. InterPrivate III’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What should I do now?

A:

You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your InterPrivate III Shares will be voted in accordance with your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

InterPrivate III Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your InterPrivate III Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold InterPrivate III Shares. If you are a holder of record and your InterPrivate III Shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your InterPrivate III Shares.

Q:	Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:	If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC

333 Ludlow Street

5th Floor – South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: IPVF.info@investor.morrowsodali.com

You also may obtain additional information about InterPrivate III from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, InterPrivate III’s Transfer Agent, at the address below prior to                 , New York City time, on                 , 2022. If you have questions regarding the certification of your position or delivery of your stock, please contact:

[●]

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: [●]@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and the annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor, New York, NY 10019, Tel: (212) 920-0125

InterPrivate III Financial Partners Inc. is a blank check company the business purpose of which is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Aspiration Partners, Inc.

4551 Glenco Avenue, Suite 300, Marina Del Rey, CA 90292, Tel: (800) 683-8529

Aspiration is a financial and sustainable services company offering individuals and businesses ways to integrate the fight against climate change into daily actions by empowering people to make a sustainable impact with every dollar they spend and save and businesses to meet the rising demand for sustainability from their customers and employees.

The Business Combination and the Merger Agreement

The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Merger Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly-owned subsidiary of InterPrivate III and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger as a wholly-owned subsidiary of InterPrivate III.

Structure of the Business Combination

Pursuant to the Merger Agreement, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly-owned subsidiary of InterPrivate III and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the Second Merger. Upon the Closing, Merger Sub II (as successor to Aspiration) will become a wholly-owned subsidiary of InterPrivate III, which will then become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.”

Merger Consideration

The aggregate value of the consideration paid in respect of Aspiration is $1,750,000,000. The aggregate consideration to be paid to Aspiration Stockholders shall be (i) shares of New Aspiration Class A common stock

(valued at $10.00 per share) and (ii) the contingent right to receive a pro rata portion of the Earn Out Shares. Pursuant to the Merger Agreement, at the First Effective Time, the consideration to be issued to the then current holders of Aspiration common stock will be in the form of shares of New Aspiration Class A common stock. Of the $1,750,000,000 in aggregate consideration to be paid in respect of Aspiration, $200,000,000 (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow on the Closing Date in connection with the PIPE Investment. The 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at the First Effective Time will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors and, otherwise, to the holders of Aspiration common stock as of immediately prior to the First Effective Time. If certain conditions are met prior to the Closing, the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock.

Additionally, effective as of the First Effective Time, each Aspiration option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such option immediately prior to the First Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the First Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding immediately prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into capital stock of Aspiration following the First Effective Time. Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, New Aspiration will assume any outstanding indebtedness of Aspiration (including with respect to the Aspiration Convertible Notes that remain outstanding) and New Aspiration will be the obligor on such indebtedness.

Earn Out Consideration

In addition, the Merger Agreement contemplates that the Earn Out Participants, during the Earn Out Period, will be eligible to receive a one-time issuance of Earn Out Shares contingent on the occurrence of certain triggering events (each a “Triggering Event”). Upon the occurrence of a Triggering Event, New Aspiration will release such Earn Out Shares to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) as follows:

•

20,000,000 Earn Out Shares if, at any time during the first 18 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•	20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•

20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $17.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

•

20,000,000 Earn Out Shares if, at any time during the first 48 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $20.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event; and

•

20,000,000 Earn Out Shares if, at any time during the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $25.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event.

Each Triggering Event may only occur once, if at all, and in no event will the amount of Earn Out Shares distributed in connection with the Triggering Events exceed 100,000,000 aggregate shares of New Aspiration Class A common stock. Any Earn Out Shares to be released and distributed shall be released and distributed as shares of New Aspiration Class A common stock. Any unearned portion of the Earn Out Shares not earned prior to the fifth anniversary of the Closing Date will be forfeited, and none of the Earn Out Participants will have any right to receive such Earn Out Shares or any benefit therefrom.

The PIPE Investment

InterPrivate III entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, InterPrivate III agreed to issue and sell in private placements an aggregate of 20,000,000 shares of InterPrivate III Class A common stock to the PIPE Investors for $10.00 per share for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement, the “PIPE Investment Amount”). The PIPE Investment Amount is expected to be used by the Company to satisfy the Minimum Required Funds Condition.

In addition, $200,000,000 of the $1,750,000,000 in aggregate consideration to be paid in respect of Aspiration (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow on the Closing Date in connection with the PIPE Investment. The 20,000,000 shares of InterPrivate Class A common stock issued into escrow at the First Effective Time will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors and, otherwise, to the holders of Aspiration common stock as of immediately prior to the First Effective Time. If certain conditions are met prior to the Closing, the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at the Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock.

The PIPE Investment is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of InterPrivate III Class A common stock, including the shares of InterPrivate III Class A common stock issued to the PIPE Investors, will become shares of New Aspiration Class A common stock.

Special Meeting of InterPrivate III Stockholders and the Proposals

The Special Meeting will convene on                 , 2022 at                 , New York City time, in virtual format. Stockholders may attend, vote and examine the list of InterPrivate III Stockholders entitled to vote at the Special Meeting by visiting https://                 and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

Approval of the condition precedent proposals is a condition to the obligation of InterPrivate III to complete the Business Combination.

Only holders of record of issued and outstanding InterPrivate III Shares as of the close of business on                     , 2022, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of InterPrivate III Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding InterPrivate III Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All InterPrivate III Shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding InterPrivate III Shares, voting together as a single class. Abstentions have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

Recommendation of InterPrivate III Board

The InterPrivate III Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the InterPrivate III Stockholders and recommends that the InterPrivate III Stockholders adopt the Merger Agreement and approve the Business Combination. The InterPrivate III Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The InterPrivate III Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal and “FOR” the approval of the Adjournment Proposal.

For more information about the InterPrivate III Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and InterPrivate III Board Recommendation” and “The Business Combination Proposal — The InterPrivate III Board’s Reasons for Approval of the Business Combination.”

The InterPrivate III Board’s Reasons for Approval of the Business Combination

We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We sought to do this by utilizing the networks and industry experience of our management team and our sponsors to identify, acquire and operate one or more businesses in the gaming industry. The InterPrivate III Board considered and evaluated several factors in evaluating and negotiating the transaction and the transaction agreements. For additional information relating to the InterPrivate III Board’s evaluation of the transaction and the factors it considered in connection therewith, please see the section entitled “The Business Combination Proposal — The InterPrivate III Board’s Reasons for Approval of the Business Combination.”

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period expired on October 1, 2021.

In addition, the Business Combination is subject to the filing by the Broker Dealer of a FINRA Consent Application with FINRA with respect to the Business Combination. The Closing is subject to the receipt by the Broker Dealer of FINRA’s approval with respect to the foregoing or, alternatively, the absence of any interim restrictions imposed by FINRA or notification sent to Aspiration or the Broker Dealer that FINRA intends to impose such a restriction, in each case after the date that is thirty days following the submission of the substantially complete FINRA Consent Application. The FINRA Consent Application was deemed substantially complete by FINRA on September 13, 2021. On September 30, 2021, FINRA imposed an interim restriction on the FINRA Consent Application, which prevents Closing from taking place until the interim restriction has been lifted or FINRA Approval has been granted.

Conditions to the Completion of the Business Combination

The Business Combination is subject to customary Closing conditions, including, among other things, (i) approval by InterPrivate III’s stockholders and Aspiration’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of all applicable waiting periods (or any extensions thereof) applicable under the HSR Act, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (iv) the shares of InterPrivate III Class A common stock to be issued in connection with the Closing having been approved for listing on the NYSE, subject only to official notice of issuance thereof and to the requirement to have a sufficient number of round lot holders, (v) that InterPrivate III has not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem InterPrivate III Class A common stock in an amount that would cause InterPrivate III not to have at least $5,000,001 of net tangible assets after giving effect to the PIPE Investment, (vi) effectiveness of the Registration Statement, (vii) obtainment from FINRA of the FINRA Approval or, alternatively, the absence of any interim restrictions imposed by FINRA following the date that is thirty days after the filing by the Broker Dealer of the substantially complete FINRA Consent Application, (viii) the accuracy of the representations and warranties and agreements of Aspiration and InterPrivate III, respectively, subject to customary materiality qualifications, (ix) the absence of any material adverse effect that is continuing with respect to Aspiration or InterPrivate III, respectively, between the date of the Merger Agreement and the Closing Date, and (x) solely with respect to InterPrivate III, after giving effect to application redemptions, the PIPE Investment and the Equity Financing Proceeds, but before giving effect to the payment of the transaction expenses of InterPrivate III and Aspiration, InterPrivate III having a minimum of $200,000,000 of cash available to it at the Closing. The obligations of Aspiration to complete the Business Combination are further conditioned on, in addition to customary closing conditions, the Current Charter shall have been amended and restated in the form contemplated by the Charter Proposal. Unless waived by InterPrivate III and/or Aspiration, as applicable, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the Business Combination abandoned:

•	by mutual written agreement of InterPrivate III and Aspiration at any time;

•

by either InterPrivate III or Aspiration if the Closing has not occurred by the Termination Date. However, the right to terminate the Merger Agreement pursuant to this bullet will not be available to a party if such party’s breach of any of its obligations under the Merger Agreement is the principal cause of or results in the failure of the Closing to occur on or before the Termination Date;

•

by either InterPrivate III or Aspiration if a governmental entity issues an order or takes any other action, in any case having the effect of permanently restraining, enjoining or prohibiting the consummation of the Business Combination, if such action is final and non-appealable; or

•

by either InterPrivate III or Aspiration, if, at the Special Meeting (including any adjournments thereof), the Transaction Proposals, other than the Adjournment Proposal, are not duly adopted by the InterPrivate III Stockholders by the requisite vote under the DGCL and InterPrivate III’s governing documents.

Termination Rights of InterPrivate III

The Merger Agreement may be terminated and the Business Combination thereby abandoned:

•

by written notice to Aspiration from InterPrivate III if there is any breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of Aspiration or if any representation or warranty of Aspiration as set forth in the Merger Agreement shall have become untrue, in either case such that the conditions with respect to the accuracy of the representations and warranties of Aspiration and compliance by Aspiration with the covenants and agreements set forth in the Merger Agreement, in each case, subject to customary materiality qualifications, would not be satisfied, subject to a 30-day cure period and only if Aspiration is not entitled to terminate the Merger Agreement pursuant to the first bullet under “Termination Rights of Aspiration” below;

•	if the PCAOB Audited Financial Statements (as defined in the Merger Agreement) of Aspiration have not been delivered by September 15, 2021;

•

if the PCAOB Audited Financial Statements delivered by Aspiration to InterPrivate III (i) do not contain an unqualified opinion or (ii) contain a materially adverse deviation from the Draft PCAOB Financial Statements (as defined in the Merger Agreement); or

•	if approval of the Merger Agreement and the Business Combination by the Aspiration Stockholders is not obtained prior to ten business days after the Registration Statement is declared effective.

Termination Rights of Aspiration

The Merger Agreement may be terminated and the Business Combination thereby abandoned:

•

by written notice to InterPrivate III from Aspiration if there is any breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of InterPrivate III, Merger Sub or Merger Sub II or if any representation or warranty of InterPrivate III, Merger Sub or Merger Sub II as set forth in the Merger Agreement shall have become untrue, in either case such that the conditions with respect to the accuracy of the representations and warranties of InterPrivate III, Merger Sub and Merger Sub II, subject to customary materiality qualifications, and compliance by InterPrivate III, Merger Sub and Merger Sub II with its covenants and agreements as set forth in the Merger Agreement, in each case, subject to customary materiality qualifications, would not be satisfied, subject to a 30-day cure period and only if InterPrivate III is not entitled to terminate the Merger Agreement pursuant to the first bullet under “Termination Rights of InterPrivate III” above; or

•

by Aspiration if there has been an Intervening Event Change in Recommendation as further described in the section entitled “The Merger Agreement — Covenants and Agreements — InterPrivate III Board Recommendation.”

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that InterPrivate III redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

•

(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•

prior to 5:00 p.m., New York City time, on                 , 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the InterPrivate III Shares for which redemption is requested, to the Transfer Agent that InterPrivate III redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to the Transfer Agent, InterPrivate III will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of our warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to InterPrivate III Stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. InterPrivate III has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of InterPrivate III’s Directors and Officers in the Business Combination

When you consider the recommendation of the InterPrivate III Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor, its directors and executive officers, have interests in such proposal that are different from, or in addition to those of InterPrivate III Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

Our Sponsor, officers and directors will lose their entire investment in us if we do not complete an initial business combination by March 9, 2023. If we are unable to complete an initial business combination by March 9, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial Business Combination by March 9, 2023.

•

Our Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 6,348,750 shares of New Aspiration Class A common stock, and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $[●] based upon the closing price of $[●] per public share on the                  on [●], 2021, but, given the restrictions on such shares, we believe such shares have less value.

•

Simultaneously with the closing of our IPO, InterPrivate III consummated the sale of 577,500 Sponsor Private Placement Units and 115,000 Underwriter Private Placement Units at a price of $10.00 per unit in private placements to our Sponsor and EarlyBird, respectively, generating gross proceeds to InterPrivate III of $6,925,000. The private placement units are substantially identical to the units sold in our IPO, each containing one share of InterPrivate III Class A common stock and one-fifth of one warrant to purchase one share of InterPrivate III Class A common stock. Each whole warrant is exercisable commencing 30 days following the Closing and five years from the Closing for one share of New Aspiration Class A common stock at $11.50 per share. If we do not consummate an initial business combination by March 9, 2023, then the proceeds from the sales of the private placement units will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor and EarlyBird will be worthless. The warrants held by our Sponsor and EarlyBird had an aggregate market value of approximately $[●] based upon the closing price of $[●] per warrant on the NYSE on [●], 2021.

•

Certain of them may continue to serve as officers and/or directors of New Aspiration after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Aspiration Board determines to pay to its directors and/or officers.

•

Our Sponsor and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if InterPrivate III fails to complete a business combination by March 9, 2023.

•

In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•

Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to InterPrivate III and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the Closing, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•	Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by InterPrivate III from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

•

Certain affiliates of our Sponsor have entered into Subscription Agreements, pursuant to which such affiliates have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment and such affiliates may also receive Additional Shares pursuant to the Subscription Agreements.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding InterPrivate III or its securities, our Sponsor, Aspiration and/or its affiliates may purchase InterPrivate III Shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire InterPrivate III Shares or vote their InterPrivate III Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the Transaction Proposals are approved and/or (ii) InterPrivate III satisfies the Minimum Required Funds Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining approval of the InterPrivate III Stockholders with respect to the Business Combination. This may result in the completion of our initial business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their InterPrivate III Shares, including the granting of put options and the transfer to such investors or holders of InterPrivate III Shares or rights owned by our Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on InterPrivate III Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase InterPrivate III Shares at a price lower than market and may therefore be more likely to sell the InterPrivate III Shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of InterPrivate III Shares by the persons described above would allow them to exert more influence over the approval of the Transaction Proposals and would likely increase the chances that such proposals would be approved by the InterPrivate III Stockholders. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

The existence of financial and personal interests of the InterPrivate III directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for InterPrivate III and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Stock Exchange Listing

InterPrivate III’s units, InterPrivate III Class A common stock and public warrants are publicly traded on the NYSE under the symbols “IPVF.U,” “IPVF” and “IPVF WS,” respectively. InterPrivate III intends to apply to list the New Aspiration Class A common stock and public warrants on the                  under the symbols “ASP” and “                ,” respectively, upon the Closing. New Aspiration will not have units traded following the Closing.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Aspiration’s good faith estimate of such amounts assuming a Closing as of [●], 2022.

(in millions)	Assuming No Redemption			Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$	[	●]	$	[	●]
PIPE Investment		[	●]		[	●]
Sellers’ Equity		[	●]		[	●]
InterPrivate III [Upfront Founder Equity]		[	●]		[	●]
Total Sources	$	[	●]	$	[	●]

Uses
Cash on Balance Sheet	$	[	●]	$	[	●]
Redemptions to Public Investors		[	●]		[	●]
Paydown of Aspiration Debt		[	●]		[	●]
Sellers’ Equity		[	●]		[	●]
Transaction costs		[	●]		[	●]
Total Uses	$	[	●]	$	[	●]

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, although InterPrivate III will issue shares for outstanding equity interests of Aspiration in the Business Combination, InterPrivate III will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Aspiration issuing stock for the net assets of InterPrivate III, accompanied by a recapitalization. The net assets of InterPrivate III will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Aspiration.

Comparison of Stockholders’ Rights

Following the Closing, the rights of InterPrivate III Stockholders who become New Aspiration stockholders as a result of the Closing will no longer be governed by the Current Charter and InterPrivate III’s bylaws and instead will be governed by the Proposed Charter and the Amended & Restated Bylaws. See the section entitled “Comparison of Stockholder Rights” for further information.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, an InterPrivate III Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” The following is a summary of select risks and uncertainties that could materially adversely affect the Business Combination, Aspiration and its business, financial condition and results of operations. You should read this summary together with the full and complete discussion of risk factors contained herein.

Risks Related to Aspiration’s Business and Industry

•	Aspiration has a history of losses, and it may not achieve or maintain profitability in the future.

•

Aspiration may need to raise additional capital in the future in order to execute its business plans following the Business Combination, which may not be available on terms acceptable to Aspiration, or at all.

•

The restrictive covenants in Aspiration’s debt instruments may limit its operating flexibility. Aspiration’s failure to comply with these covenants could result in defaults under its indentures and future debt instruments even though Aspiration may be able to meet its debt service obligations.

•	Aspiration’s financial projections may not prove accurate.

•	Aspiration’s business model and growth strategy depend on its marketing efforts and ability to attract customers in a cost-effective manner.

•

Aspiration relies on its management team and will require additional key personnel to grow its business, and the loss of key management members, or an inability to hire key personnel, could harm its business.

•

Aspiration’s decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results.

•

Aspiration utilizes a range of marketing, advertising, and other initiatives to drive customer engagement and attract new customers; if the costs of advertising or marketing increase, or if Aspiration’s initiatives fail to achieve their desired impact, Aspiration may be unable to grow the business profitably.

•	Aspiration’s expectations regarding development of the sustainability industry may not materialize to the extent it expects, or at all.

•	Aspiration predominantly relies on a single partner to conduct its reforestation program.

•

If Eden Reforestation Projects is unable to plant trees in any of its existing reforestation sites or is unable to identify adequate alternative sites to accommodate reforestation, Aspiration’s business could be adversely affected.

•	If Aspiration is unable to adequately monitor its partners’ compliance with Aspiration’s social mission, Aspiration’s business could be adversely affected.

•	If survivability rates of the trees planted in connection with Aspiration’s reforestation program are lower than expected, Aspiration’s business could be adversely affected.

•	Any decline in the value of carbon credits or carbon offsets could materially adversely affect Aspiration’s business.

•	If verified and available carbon sequestration or carbon credits or carbon offsets are lower than projected, Aspiration’s business could be materially adversely affected.

•

If one or more of Aspiration’s counterparty financial institutions default on their financial or performance obligations to them or to Aspiration’s customers or fail, Aspiration may incur significant losses.

•

Aspiration relies on third-party service providers for payment processing and other functions that are important to its operations. The loss of those service providers could materially and adversely affect Aspiration’s business, results of operations and financial condition. Additionally, if a third-party service provider fails to comply with legal or regulatory requirements or otherwise to perform these functions properly, Aspiration’s business may be adversely affected.

•

Aspiration Zero Credit Card is a new product and Aspiration may not be successful in its efforts to promote its usage through marketing and promotion, or to effectively control the costs of such investments, both of which may materially impact Aspiration’s profitability.

•

Aspiration’s bank partners provide specific services and products to its customers through its platform. If Aspiration is unable to maintain its relationships with its bank partners under terms acceptable to Aspiration or consistent with those currently in place, if Aspiration is unable to engage new bank partners, if Aspiration or its bank partners fail to comply with contractual or regulatory requirements or otherwise encounter business difficulties, Aspiration’s business, results of operation and financial condition could be adversely affected.

•

If the information provided to Aspiration by customers is incorrect or fraudulent, Aspiration may misjudge a customer’s qualifications to receive its products and services and its results of operations may be harmed and could subject Aspiration to regulatory scrutiny or penalties.

•

Litigation, regulatory actions and compliance issues could subject Aspiration to significant fines, penalties, judgments, remediation costs, negative publicity, changes to Aspiration’s business model, and requirements resulting in increased expenses.

•

Failure to deal effectively with fraud, fictitious transactions, bad transactions, and negative customer experiences would increase Aspiration’s loss rate and could negatively impact its business and severely diminish consumer confidence in and use of its products and services.

•	Aspiration may fail to adequately protect its intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

•

Aspiration has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its consolidated financial statements or cause Aspiration to fail to meet its periodic reporting obligations.

•

Aspiration’s management will be required to evaluate the effectiveness of its internal control over financial reporting. If Aspiration is unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of its financial reports.

Risks Related to InterPrivate III and the Business Combination

•	Directors and officers of InterPrivate III have potential conflicts of interest in recommending that InterPrivate III Stockholders vote in favor of the Transaction Proposals.

•	Our Sponsor, directors and executive officers have agreed to vote in favor of the Business Combination Proposal, regardless of how InterPrivate III Stockholders vote.

•	We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

•	Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

•	If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

•	Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•	The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

•	We will incur significant costs and obligations as a result of being a public company.

Emerging Growth Company and Smaller Reporting Company Status

InterPrivate III is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in ADAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. InterPrivate III has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, InterPrivate III, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of InterPrivate III’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

InterPrivate III will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO, (b) in which InterPrivate III has total annual gross revenue of at least $1.07 billion or (c) in which InterPrivate III is deemed to be a large accelerated filer, which means the market value of InterPrivate III’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which InterPrivate III has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Additionally, InterPrivate III is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. InterPrivate III will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30th or (2) the market value of its common equity exceeds $250 million and its annual revenues exceeds $100 million during such fiscal year.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF INTERPRIVATE III

InterPrivate III is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

InterPrivate III had no activity for the period from September 10, 2020 (inception) through December 31, 2020. Accordingly, InterPrivate III’s statement of operations data for the period from September 10, 2020 (inception) through December 31, 2020 is not presented. InterPrivate III’s statement of operations data for the six months ended June 30, 2021 and its balance sheet data as of June 30, 2021 is derived from InterPrivate III’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with InterPrivate III’s financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of InterPrivate III” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of InterPrivate III.

Six Months Ended June 30, 2021
Operating and formation costs	$1,364,771

Loss from operations	(1,364,771)
Other income (expense):
Change in fair value of warrant liabilities	(53,330)
Transaction costs incurred in connection with the initial public offering	(210)
Interest earned on marketable securities held in Trust Account	23,981
Unrealized loss on marketable securities held in Trust Account	(3,401)

Other expense, net	(32,960)

Loss before income taxes	(1,397,731)
Benefit (provision) for income taxes	—

Net loss	$(1,397,731)

Basic and diluted weighted average shares outstanding, Class A common stock subject to redemption	25,467,375

Basic and diluted net loss per share, Class A common stock subject to redemption	$—

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	7,067,011

Basic and diluted net loss per share, Non-redeemable common stock	$(0.20)

Balance Sheet Data	As of June 30, 2021 (in dollars, except for share numbers)
Total assets	$259,778,863
Total liabilities	1,284,520
Total stockholders’ equity	5,000,002

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ASPIRATION

Aspiration is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Aspiration’s statement of operations data for the six months ended June 30, 2021 and 2020, and its balance sheet data as of June 30, 2021 is derived from Aspiration’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Aspiration’s financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aspiration” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Aspiration.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Revenues	$34,802,228	$5,579,270	$14,714,309	$9,419,941
Cost of revenues	8,585,289	4,474,897	8,984,501	9,756,383

Gross profit	26,216,939	1,104,373	5,729,808	(336,442)

Operating expenses	128,028,329	21,658,836	72,022,091	88,882,886

Loss from operations	(101,811,390)	(20,554,463)	(66,292,283)	(89,219,328)
Other income (expense):
Interest expense	(5,105,954)	(583,188)	(910,902)	(2,934,296)
Realized gain	—	—	—	357,831
Other income	556,979	341,186	1,154,672	(170,329)

Other expense, net	(4,548,975)	(242,002)	243,770	(2,746,794)

Net loss	$(106,360,365)	$(20,796,465)	$(66,048,513)	$(91,966,122)

Basic and diluted weighted average shares outstanding, common stock	15,222,989	14,392,775	14,588,348	14,392,250

Basic and diluted net loss per share, common stock	$(6.99)	$(1.44)	$(4.53)	$(6.39)

Balance Sheet Data	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
Total assets	$52,911,707	$38,611,979	$15,034,840
Total liabilities	98,245,002	46,759,287	73,020,180
Total temporary equity and stockholders’ deficit	(45,333,295)	(8,147,308)	(57,985,340)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical unaudited balance sheets of InterPrivate III and Aspiration as of June 30, 2021 on a pro forma basis as if the Business Combination and the other provisions set forth in the Merger Agreement as described below had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared combining the historical unaudited condensed statement of operations of InterPrivate III for the six months ended June 30, 2021 with the historical unaudited consolidated statement of operations of Aspiration for the six months ended June 30, 2021 on a pro forma basis, as if the Business Combination and the other provisions set forth in the Merger Agreement had been consummated on January 1, 2020, the beginning of the earliest period presented. The date of inception for InterPrivate III was January 1, 2021 (InterPrivate III was formed in 2020 but had no activity), therefore, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents only the historical audited consolidated statement of operations of Aspiration for the year ended December 31, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented. InterPrivate III will be renamed Aspiration, Inc. after the Business Combination is effective

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and presents the combination of the historical financial information of InterPrivate III and legacy Aspiration adjusted to give effect to the Business Combination, the PIPE Investment and the other related events contemplated by the Merger Agreement.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. InterPrivate III and Aspiration have not had any historical relationship prior to the merger. Accordingly, no pro forma Transaction Accounting Adjustments were required to eliminate activities between the companies.

This information should be read together with InterPrivate and Aspiration’s historical financial statements and related notes, the sections titled “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of InterPrivate III,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aspiration” and other financial information relating to InterPrivate III and Aspiration included elsewhere in this proxy statement/prospectus.

Combined Statement of Operations Data:

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2021	Assuming No Redemptions		Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Total revenue	$—	$34,802,228	$—	$34,802,228	$—	$34,802,228

Loss from operations	$(1,364,771)	$(101,811,390)	$—	$(103,176,161)	$—	$(103,176,161)

Net loss	$(1,397,731)	$(106,360,365)	$(20,580)	$(107,778,676)	$—	$(107,778,676)

Net loss available to common shareholder	$(1,397,731)	$(106,360,365)	$(20,580)	$(107,778,676)	$—	$(107,778,676)

	For the Year Ended December 31, 2020	Assuming No Redemptions		Assuming Maximum Redemptions
	Aspiration (Historical)	Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Total revenue	$14,714,309	$—	$14,714,309	$—	$14,714,309

Loss from operations	$(66,292,383)	$—	$(66,292,383)	$—	$(66,292,383)

Net loss	$(66,048,513)	$(12,698,335)	$(78,746,848)	$—	$(78,746,848)

Combined Balance Sheet Data:

	As of June 30, 2021		Assuming No Redemptions			Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Total assets	$259,778,863	$52,911,707	$220,032,932	$534,723,502	$(258,750,000)	$275,973,502

Total liabilities	$1,284,520	$98,245,002	$(3,661,658)	$95,867,864	$—	$95,867,864

Total stockholders’ equity (deficit)	$5,000,002	$(265,870,024)	$699,725,660	$438,855,638	$(258,750,000)	$180,105,638

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

InterPrivate III

Market Price and Ticker Symbol

InterPrivate III’s units, InterPrivate III Class A common stock and public warrants are currently listed on the NYSE under the symbols “IPVF.U,” “IPVF,” and “IPVF WS,” respectively.

The closing price of InterPrivate III’s units, InterPrivate III Class A common stock and public warrants on August 17, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $9.89, $9.78 and $0.98, respectively. As of                    , 2022, the record date for the Special Meeting, the closing price for each Unit, share of InterPrivate III Class A common stock and public warrant was $                , $                and $                , respectively.

Holders

As of                    , 2021, there were                holders of record of our units,                holders of record of InterPrivate III Class A common stock,                holders of record of InterPrivate III Class B common stock and                holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, InterPrivate III Class A common stock and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

InterPrivate III has not paid any cash dividends on InterPrivate III Shares to date and does not intend to pay any cash dividends prior to the Closing. The payment of cash dividends following the Closing will be dependent upon New Aspiration’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends following the Closing will be within the discretion of the New Aspiration Board at such time.

Aspiration

There is no public market for shares of Aspiration common stock.

RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Unless the context otherwise requires, references in the subsections “—General Risks Relating to Our Business and Industry,” “—Risks Relating to Our Sustainability as a Service Business and Industry,” “—Risks Relating to Our Financial Services Business and Industry,” “—Risks Relating to Government Regulation and Litigation,” “—Risks Relating to Information Technology, Cybersecurity and Intellectual Property,” “—Risks Relating to Our Financial Reporting,” “—Risks Relating to Ownership of Our Securities” and “—Risks Relating to Our Existence as a Public Benefit Corporation” to “we,” “us,” “our,” and “the Company” generally refer to Aspiration in the present tense or New Aspiration from and after the Business Combination.

General Risks Relating to Our Business and Industry

We have a history of losses, and we may not achieve or maintain profitability in the future.

We generated net losses of $66.0 million and $92.0 million for the years ended December 31, 2020 and 2019, respectively. Despite this, we intend to make significant investments in our business, including with respect to our employee base; sales and marketing; development of new products, services, and features; acquisitions; infrastructure; expansion of international operations; and general administration, including legal, finance, and other compliance expenses related to our business. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, our results of operations would also suffer if our innovations are not responsive to the needs of our customers, appropriately timed with market opportunity, effectively brought to market or do not achieve market acceptance. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. As a result of these factors, we may need to raise additional capital through debt or equity financings in order to fund our operations, and such capital may not be available on reasonable terms, if at all.

We have experienced rapid growth since inception, which may not be indicative of our future growth, and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

We have experienced rapid growth and demand for our products and services since inception. We expect that, in the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not, among other things:

•	increase the number of customers using our services and buying our products;

•	increase the number of corporate clients using our services;

•	expand our product offerings;

•	attract high-revenue generating customers;

•	increase our brand awareness;

•	retain adequate availability of financing sources; and

•	obtain necessary capital to meet our business objectives.

Furthermore, in order to preserve our market position, we may expand into new markets or launch new products or services in existing or new markets more quickly than we would if we did not operate in such a highly competitive industry. Expanding into new markets may prove to be challenging as some markets may have very different characteristics than the markets we currently operate in, some of which may be unanticipated or unknown to us. These differences may result in failure to grow in new markets.

We may need to raise additional capital in the future in order to execute our business plans following the Business Combination, which may not be available on terms acceptable to us, or at all.

We have experienced recurring losses from operations and negative cash flows from operations, and we expect our operating expenses will increase in the foreseeable future. We believe our cash and cash equivalents on hand and cash we expect to obtain from the Business Combination, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements in the near future. However, in the future we may still require additional capital to respond to customer demands, technological advancements, competitive dynamics or technologies, business opportunities, challenges, acquisitions or unforeseen circumstances and we may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could experience significant dilution and any new securities we issue could have rights, preferences, and privileges superior to those of holders of New Aspiration Class A common stock. We have outstanding debt obligations, including our promissory note with Nano Banc and the New Senior Secured Promissory Notes (as defined herein), that restricts our ability to incur additional indebtedness and requires us to maintain specified minimum liquidity amounts of $3 million and $10 million, respectively, unencumbered at all times, among other restrictive covenants. The terms of any additional debt financing may be similar or more restrictive.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

The restrictive covenants in our debt instruments may limit our operating flexibility. Our failure to comply with these covenants could result in defaults under our indentures and future debt instruments even though we may be able to meet our debt service obligations.

The instruments governing certain of our indebtedness, including our promissory note with Nano Banc and the New Senior Secured Promissory Notes, impose or will impose significant operating and financial restrictions on us. These restrictions may in certain circumstances significantly limit, among other things, our ability to incur additional indebtedness, sell additional equity, create liens, pay dividends, make investments, repay junior indebtedness, sell assets, make investments, make capital expenditures, engage in transactions with affiliates and engage in certain types of mergers or acquisitions. Our future debt instruments may have similar or more restrictive covenants. These restrictions could limit our ability to obtain future financings, make capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. If we fail to comply with these restrictions, the note holders or lenders under any debt instrument could declare a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations and, because our indebtedness has cross-default and cross-acceleration provisions, could cause all or a substantial portion of our debt to become immediately due and payable.

We cannot assure you that we would have sufficient funds available, or that we would have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, we cannot assure you that the terms would be favorable to us. If we default on any current or future secured debt, the secured creditors could foreclose on their liens. As a result, any event of default could have a material adverse effect on our business and financial condition.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Our business was founded in 2013 and, as a result, we have a limited operating history upon which our current business and future prospects may be evaluated. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly evolving industries, such as the financial services and sustainability services industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

Our financial projections may not prove accurate.

In connection with the Business Combination, InterPrivate III management presented certain forecasted financial information for Aspiration to the InterPrivate III Board, which was internally prepared and provided by Aspiration, and adjusted by Aspiration management to take into consideration the consummation of the Business Combination (assuming that no shares of InterPrivate III Class A common stock are elected to be redeemed by stockholders), as well as certain adjustments that were appropriate in the judgment and experience of Aspiration management. The forecasts were based on numerous variables and assumptions known to Aspiration at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of Aspiration. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of Aspiration (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would hurt our business.

We have developed a strong and trusted brand that has contributed significantly to the success of our business. We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, secure, and innovative products and services, as well as our ability to maintain trust and be a sustainability as a service and financial services leader. We may introduce, or make changes to, features, products, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new services, as well as the promotion of existing services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new customers would be materially harmed.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or applications; compliance failures and claims; litigation and other claims; and misconduct by our partners, service providers, or other counterparties. We have also been from time to time in the past at risk of, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our brand and deter customers from adopting our services. Any negative publicity about our industry or our company, the quality and reliability of our products and services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with our products or services could adversely affect our reputation and the confidence in and use of our products and services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

Our business model and growth strategy depend on our marketing efforts and ability to attract customers in a cost-effective manner.

Our success depends in part on our ability to continue to attract more customers to our platform in a cost-effective manner. Our marketing efforts may not succeed for a variety of reasons, including ineffective campaigns across marketing channels, and limited experience in certain marketing channels. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering of our targeted communications by email servers, potential customers failing to respond to our marketing initiatives, and competition from third parties. Any of these factors could reduce the number of customers buying our products and services. If we are unable to recover our marketing costs by attracting new customers, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes authenticity, empathy and support for others, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce;

•	the inability to achieve adherence to our internal policies and core values, including our diversity, equity and inclusion practices and initiatives;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of a rapidly-evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us;

•	negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

Our unique culture is one of our core characteristics that helps us to attract and retain key personnel. If we are not able to maintain our culture, our business, financial condition and results of operations could be adversely affected.

We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members, or an inability to hire key personnel, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management, who have significant experience in the financial services and technology industries, are responsible for our core competencies and would be difficult to replace. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

Employee misconduct, which can be difficult to detect and deter, could harm our reputation and subject us to significant legal liability.

We operate in an industry in which integrity and the confidence of our customers is of critical importance. We are subject to risks of errors and misconduct by our employees that could adversely affect our business, including:

•	engaging in misrepresentation or fraudulent activities when marketing or performing financial advisory, brokerage and other services to our customers;

•	improperly using or disclosing confidential information of our customers or other parties;

•	concealing errors or unauthorized activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

There have been numerous highly-publicized cases of fraud and other misconduct by financial services industry employees. The precautions that we take to detect and deter employee misconduct might not be effective. If any of our employees engage in illegal, improper, or suspicious activity or other misconduct, we could suffer serious harm to our reputation, financial condition, member relationships, and our ability to attract new customers. We also could become subject to regulatory sanctions and significant legal liability, which could materially and adversely affect our financial condition, reputation, member relationships and prospects of attracting additional customers.

Additionally, to the extent our workforce is remote, there are additional pressures on our employees, infrastructure and business operations that are not easily mitigated, including heightened challenges in protecting the data security. These risks include internet availability affecting work continuity and efficiency, dependencies on third-party communication tools, such as instant messaging and online meeting platforms, and potential vulnerabilities that arise if employees work in public places and other non-secure environments. While we have implemented a number of safeguards against these risks, there is no guarantee as to their continued effectiveness.

Our decision to expand existing product and service offerings into new markets or to launch new product or service offerings may consume significant financial and other resources and may not achieve the desired results.

We regularly evaluate expanding our products and services into new markets or launching new product and service offerings in existing or new markets. Any expansion or new offering requires significant expenses and the time of our key personnel, particularly at the outset of the process. We typically experience increased losses in connection with new product and service offerings new markets as we adjust to competitive environments with which we are unfamiliar and invest to build our brand presence within those markets. Our plans to expand and deepen our market share in our existing markets and possibly expand into additional markets is subject to a variety of risks and challenges. These risks and challenges include execution, competitive dynamics, regulations, customer profile and customer acquisition cost. We cannot assure you that we will be able to increase revenues and create business model efficiencies in new markets in the manner we have in our more mature existing markets.

New markets and new product and service offerings may also subject us to new regulatory environments, which could increase our costs as we evaluate compliance with the new regulatory regime. Notwithstanding the expenses and time devoted to expanding an existing product and service offering into a new market or launching a new product or service offering, we may fail to achieve the financial and market share goals associated with the expansion.

If we cannot manage our expansion efforts efficiently, our market share gains could take longer than planned and our related costs could exceed our expectations. In addition, we could incur significant costs to seek to expand our market share, and still not succeed in attracting sufficient customers to offset such costs.

We utilize a range of marketing, advertising, and other initiatives to drive customer engagement and attract new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

We create differentiated marketing content and utilize performance marketing to drive customer engagement and attract new customers. Our marketing strategy includes brand and performance marketing campaigns across platforms, including email, digital, display, site, direct-mail, streaming audio, television, social media, as well as paid social media advertisements, search engine optimization, paid search, personalized emails, and mobile push notifications through our app.

If our marketing efforts and messaging are not appropriately tailored to and accepted by our target customers, we may fail to attract customers, and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive if competition increases, and generating a meaningful return on those initiatives may be difficult. Our future growth and profitability and the success of our business will depend in part upon the effectiveness and efficiency of these marketing efforts.

If our marketing efforts are not successful in promoting awareness of our products, driving customer engagement, or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.

We operate in a highly competitive business environment which could materially adversely affect our business, financial condition, results of operations and liquidity.

The industries in which we compete are characterized by vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We compete with other companies to provide sustainability and carbon reduction services to consumers and businesses. We also compete with other companies in the financial services space that provide investment advice or securities brokerage accounts, bank accounts, and other financial services, as well as with companies that sell advertising services. We also compete with other digital and traditional companies that offer similar products, and as our business grows, traditional consumer finance companies may view us as a significant threat to their business.

We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. Some of these competitors have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. Mergers and acquisitions by these companies may lead to even larger competitors with more resources.

Our current and future business prospects demand that we act to meet these competitive challenges but, in doing so, our results of operations could be adversely affected if we, for example, increase marketing expenditures or make other expenditures. Competitive pressures could also result in us incurring higher member acquisition costs and could make it more difficult for us to grow our business. All of the foregoing factors and events could adversely affect our business, financial condition, results of operations and future prospects.

Our business is characterized by rapid technological change, and if we do not adapt to technological changes and respond appropriately to changes in consumer demand, our competitive position may be harmed.

Rapid, significant, and disruptive technological changes impact the industries in which we operate. We expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. We rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. We may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require significant investment, take considerable time, and ultimately may not be successful. Our ability to adopt new products and services and to develop new technologies may be limited or restricted by industry-wide standards, platform providers, payments networks, changes to laws and regulations, changing expectations of consumers or merchants, third-party intellectual property rights, and other factors. Our success will depend on our ability to develop and incorporate new technologies and adapt to technological changes and evolving industry standards. If we are unable to do so in a timely or cost-effective manner, our competitive position could be harmed.

We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful, and we may lose up to the entire value of our investment in these acquisitions and transactions.

Our future success may depend on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. To pursue this strategy successfully, we must identify attractive acquisition or investment opportunities and successfully complete transactions, some of which may be large and complex. We may not be able to identify or complete attractive acquisition or investment opportunities due to, among other things, the intense competition for these transactions. If we are not able to identify and complete such acquisition or investment opportunities, our future results of operations and financial condition may be adversely affected.

We may be unable to obtain in the anticipated timeframe, or at all, any regulatory approvals required to complete proposed acquisitions and other strategic transactions. Furthermore, the conditions imposed for obtaining any necessary approvals could delay the completion of such transactions for a significant period of time or prevent them from occurring at all. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	challenges of integrating new employees, systems, technologies, and business cultures;

•	failure to develop the acquired business adequately;

•	disruption of our ongoing operations and diversion of our management’s attention;

•	inadequate data security, cybersecurity and operational and information technology resilience;

•	failure to identify, or our underestimation of, commitments, liabilities, deficiencies and other risks associated with acquired businesses or assets;

•	potential exposure to new or increased regulatory oversight and uncertain or evolving legal, regulatory, and compliance requirements;

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potential reputational risks that could arise from transactions with, or investments in, companies involved in new or developing businesses or industries, which may be subject to uncertain or evolving legal, regulatory, and compliance requirements;

•	failure of the transaction to advance our business strategy and of its anticipated benefits to materialize;

•	potential impairment of goodwill or other acquisition-related intangible assets; and

•	potential for our acquisitions to result in dilutive issuances of our equity securities or significant additional debt.

Strategic transactions may also heighten many of the risks described in this “Risk Factors” section. These transactions are inherently risky, may not be successful, and may harm our business, results of operations, and financial condition.

A deterioration of general macroeconomic conditions could materially and adversely affect our business and financial results.

Deterioration of general macroeconomic conditions and adverse global and regional economic conditions such as turmoil affecting the banking system or financial markets, including tightening in the credit markets, extreme volatility or distress in the financial markets (including the fixed income, credit, currency, equity, and commodity markets), higher unemployment, high consumer debt levels, reduced consumer confidence or economic activity, government fiscal and tax policies, U.S. and international trade relationships, agreements, treaties, tariffs and restrictive actions, the inability of a government to enact a budget in a fiscal year, government shutdowns, government austerity programs, and other negative financial news or macroeconomic developments could have a material adverse impact on the demand for our products and services, including a reduction in the volume and size of transactions on our payments platform. Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets and increased regulatory liquidity and capital requirements may strain our liquidity position. Such conditions may also expose us to fluctuations in foreign currency exchange rates or interest rates that could materially and adversely affect our financial results.

We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks, disease epidemics or pandemics, severe weather events and natural disasters.

The occurrence of extraordinary events, such as terrorist attacks, disease epidemics and pandemics (for example, the COVID-19 pandemic), severe weather events and natural disasters or similar events may substantially impact our operations in specific, geographic areas, as well as nationally, may directly affect our employees, including our key employees, and may decrease the demand of products and services by our customers, which may decrease our revenue. The occurrence of future terrorist attacks, military actions by the U.S., contagious disease outbreaks or pandemics or other unforeseen similar events cannot be predicted, and their occurrence can be expected to negatively affect the economies where we do business. In addition, an act of God or a natural disaster could adversely impact any one or more of the markets where we do business, thereby impacting our business, financial condition and results of operations.

Risks Relating to Our Sustainability as a Service Business and Industry

Our expectations regarding development of the sustainability industry may not materialize to the extent we expect, or at all.

We expect favorable changes and growth in the sustainability industry based on certain macroeconomic and social trends as well as certain assumptions. These macroeconomic and social trends and assumptions relate to, among other things, the salience of the climate crisis, continued increase in the number of people and companies seeking to integrate sustainability into their daily actions, willingness to embrace new financial services and services providers and increased focus on environment, social and governance (“ESG”) practices and business models. No assurance can be given that these trends and assumptions, or that our expectations surrounding the sustainability industry, will be accurate. Further, unanticipated events and circumstances may occur and change the outlook surrounding the sustainability industry in material ways. Accordingly, our expectations of growth in the sustainability industry and financial services industry may occur to a different extent or at a different time, or may not occur at all. If our expectations surrounding certain favorable changes in the sustainability industry do not occur to the degree that we expect, or at all, our business may be materially and adversely affected. There is no assurance that our revenue and business model will be successful.

Few, if any, other sustainability as a service companies exist and none have yet established long-term track records that might assist us in predicting whether our business model and strategy can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. We may encounter unanticipated problems as we continue to refine our business model and may be forced to make significant changes to our anticipated sales and revenue models to compete with our competitors’ offerings, which may adversely affect our results of operations and profitability.

We predominantly rely on a single partner to conduct our reforestation program.

We help our customers offset their carbon footprint through our reforestation program and carbon offset purchases. In order to track the fulfilment of our mission, we partner with tree planting organizations and third-party verified projects. Our primary partner is Eden Reforestation Projects (“Eden”), but we also have smaller planting arrangements with other partners world widely, such as One Tree Planted, Trees for the Future and the Arbor Day Foundation. We primarily rely on Eden for the provision, planting and monitoring of the vast majority of trees planted in connection with our reforestation program. If Eden fails to perform its obligations as anticipated or seeks to terminate its agreement with us, our reforestation program could be temporarily disrupted until a satisfactory alternative partner is found. We cannot assure you that we would be able to successfully retain an alternative partner in a timely manner or on acceptable terms, or at all. Any such disruption in our reforestation program could harm our reputation and cause us to lose existing customers or fail to gain new customers.

If Eden is unable to plant trees in any of its existing reforestation sites or is unable to identify adequate alternative sites to accommodate reforestation, our business could be adversely affected.

In connection with our reforestation program, Eden currently plants trees at planting sites located in Kenya, Madagascar, Mozambique, Honduras, Nepal, Uganda, Nicaragua, and Indonesia. The sites were previously designated in our agreement with Eden. However, changes to the sites may need to be implemented due to reasons beyond our control, such as war outbreaks, insurrections, governmental acts, severe weather conditions, natural disaster, fire, disease outbreaks or pandemics (such as COVID-19). If Eden is unable to identify and acquire adequate alternative sites to accommodate reforestation or if the new sites are untenable or do not meet the adequate forestation conditions, this could significantly disrupt our ability to grow, meet our contractual obligations and operate our business.

If we are unable to adequately monitor our partners’ compliance with our social mission, our business could be adversely affected.

We rely on our verification processes to monitor that our partners comply with the committed tree planting schedules, the plantation on agreed sites, the compliance by with prudent reforestation practices, sustainability and environmental standards, certified carbon standards, all of which are necessary to effectively track the fulfilment of our corporate mission. Although Aspiration has negotiated substantial contractual monitoring rights, if we are unable to adequately monitor our partners’ compliance with our social mission, due to factors beyond our control, our business could be adversely affected in the future.

If survivability rates of the trees planted in connection with our reforestation program are lower than expected, our business could be adversely affected.

We expect the survivability rates of the trees planted in connection with our reforestation program to be approximately 50-85% (or more when natural regeneration is factored in), although rates will vary widely depending on both predictable and unforeseeable factors, including planting site location, tree species, type of project (e.g., agroforestry or afforestation), natural regeneration rates, local community and government policy, wars, fires, rule of law and land protection support, disease, hurricanes, typhoons, and a wide range of other weather/climate conditions. If the tree survivability does not meet or exceed reasonably expected survivability standards then we may replant additional trees at additional cost, or if there are carbon commitments associated with the trees, we may alternatively purchase additional carbon units/credits at prevailing prices to meet our commitments, with a significant potential negative financial impact.

Any decline in the value of carbon credits or carbon offsets could materially adversely affect our business.

The value of carbon credits and carbon offsets fluctuate based on market, standard-setting and regulatory forces outside our control. New technologies or easier carbon credit or carbon offset issuance rules, for example, may facilitate an increase in the supply of carbon credits and carbon offsets that outstrips demand, resulting in the value of carbon credits and carbon offsets declining Any such decline could mean demand and pricing for our carbon credit supply offerings would be adversely affected. Any decline in the value of carbon credits or carbon offsets could materially and adversely affect our business, results of operations and financial condition.

Changes in industry standards or practices for issuance or usage of carbon credits or carbon offsets could significantly adversely affect our business.

The issuance and verification procedures, and the recommended usage, for carbon credits or carbon offsets are evolving areas. Changes in these areas could materially and adversely impact our business. Should, for example, issuance standards change such that our carbon-focused projects are not able to issue as many carbon credits or carbon offsets as projected, our available carbon credit pool will decline which will materially negatively impact our business. The demand side of the carbon credit markets are driven by a combination of industry standards and generally accepted practices and regulations. Should industry practices or recommendations change, or the regulatory environment change, there could be a potentially material and adverse effect on our business.

If verified and available carbon sequestration or carbon credits or carbon offsets are lower than projected, our business could be materially adversely affected.

We may make estimates on future carbon potential for our projects, specifically including nature-based projects such as reforestation (or other similar projects such as ocean-based kelp or changes in soil/land management). We may rely on these and other generally available estimates for making carbon neutrality calculations, tree planting commitments and/or sales of carbon credits or carbon offsets. Should the actual realized carbon sequestration differ due for example to such factors as differences in survival rates, or measured carbon sequestration, or changes in verification methodologies, standards or changes in required buffer pools (including by third party verification organizations) fewer carbon sequestration, or carbon credits or carbon offsets may be realized and available, which could negatively impact our business as sales may be reduced and/or profitability reduced by any required purchases of carbon credits or carbon offsets at prevailing market rates, or any additional make-up tree planting.

Risks Relating to Our Financial Services Business and Industry

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or to our customers or fail, we may incur significant losses.

We are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. We regularly monitor our exposure to counterparty credit risk, and actively manage this exposure to mitigate the associated risk. Despite these efforts, we may be exposed to the risk of default by, or deteriorating operating results or financial condition or failure of, these counterparty financial institutions. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or to access or recover our assets and our customers’ assets that are deposited, held in accounts with, or otherwise due from, such counterparty may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on relationships with third parties. In particular, we work with key technology partners to provide differentiating features in our consumer financial products and to protect all of our proprietary code and sensitive data. We also currently work with multiple banking partners including Coastal Community Bank, which provides fee-based services for the Aspiration cash management program and acts as issuer of the Aspiration debit card, and Beneficial State Bank, which issues the Aspiration Zero Credit Card. Identifying partners, and negotiating and documenting agreements with third parties, and establishing and maintaining good relationships requires significant time and resources.

In addition, we rely on our relationships with Galileo, IntraFi, Nano Banc, and Mastercard. If we lose our existing relationship with them, whether due to termination of agreements or otherwise, our operating results may suffer.

If we are unsuccessful in establishing or maintaining successful relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our products and services or increased revenues. In addition, if our existing banking partners were to cease or limit operations with us, or if regulatory or compliance requirements or failures by our banking partners disrupts our ability to offer certain products or services, including the Aspiration cash management product, our business, reputation, and financial results would be adversely affected.

We rely on third-party service providers for payment processing and other functions that are important to our operations. The loss of those service providers could materially and adversely affect our business, results of operations and financial condition. Additionally, if a third-party service provider fails to comply with legal or regulatory requirements or otherwise to perform these functions properly, our business may be adversely affected.

We rely on third-party service providers to perform various functions relating to our business, including underwriting, fraud detection, marketing, operational functions, cloud infrastructure services, information technology, and telecommunications, ACH processing, and debit card payment processing. While we oversee these service providers to ensure they provide services in accordance with our agreements and regulatory requirements, we do not have control over the operations of any of the third-party service providers that we utilize. In the event that a third-party service provider for any reason fails to perform such functions, including through negligence, willful misconduct or fraud, our ability to process payments or perform other operational functions for which we currently rely on such third-party service providers will suffer and our business, cash flows and future prospects may be negatively impacted.

Additionally, if one or more key third-party service providers were to cease to exist, to become a debtor in a bankruptcy or an insolvency proceeding or to seek relief under any debtor relief laws or to terminate its relationship with us, or otherwise decline to renew its agreement(s) with us on favorable terms, there could be delays in our ability to process payments and perform other operational functions for which we are currently relying on such third-party service provider, and we may not be able to promptly replace such third-party service provider with a different third-party service provider that has the ability to promptly provide the same services in the same manner and on the same economic terms. As a result of any such delay or inability to replace such key third-party service provider, our ability to process payments and perform other business functions could suffer and our business, cash flows and future prospects may be negatively impacted.

Aspiration Zero Credit Card is a new product and we may not be successful in our efforts to promote its usage through marketing and promotion, or to effectively control the costs of such investments, both of which may materially impact our profitability.

Revenue growth for Aspiration Zero Credit Card is dependent on increasing the volume of customers who open an account. We have been investing in a number of new product initiatives to attract new Aspiration Zero Credit Card customers and capture a greater share of our customers’ total spending. There can be no assurance that our investments in Aspiration Zero Credit Card to acquire customers, provide differentiated features and services and spur usage of the card will be effective. Further, developing our service offerings, marketing Aspiration Zero Credit Card in additional customer acquisition channels and forming new partnerships could have higher costs than anticipated, and could adversely impact our results or dilute our brand.

Our bank partners provide specific services and products to our customers through our platform. If we are unable to maintain our relationships with our bank partners under terms acceptable to us or consistent with those currently in place, if we are unable to engage new bank partners, if we or our bank partners fail to comply with contractual or regulatory requirements or otherwise encounter business difficulties, our business, results of operation and financial condition could be adversely affected.

Our bank partners are critical components of our business and provide certain services and products to our customers. Specifically, through our platform, Coastal Community Bank provides our customers with debit cards associated with their Aspiration Spend & Save Account, and Beneficial State Bank issues the Aspiration Zero Credit Card. Such products and services are provided to our customers by the bank partners and remain under their control. Due to our agreements with them, we are contractually required to comply with certain bank regulatory requirements, card network rules and other obligations which otherwise would not be applicable to us. If we fail to meet our obligations under our agreements with the bank partners, if the bank partner fails to comply with the agreements or the bank partner decides to terminate such agreement, we would need to find a new bank partner willing to offer a materially similar program. We have in the past experienced, and may in the future experience, long business development periods before signing up bank partners. If we are unable to sign new bank partners under terms consistent with, or better than, those currently in place, or if we are unable to sign new relationships or maintain our current relationships under terms consistent with those currently in place, our revenue and business may be harmed. In addition, our agreements with bank partners may allow for the bank partner to exercise its rights in a way that adversely affects our business. In addition, if, due to competition or other reasons, our bank partners decide to cease providing services or if we are unable to sign new bank partners or maintain contracts with our existing bank partners under terms acceptable to us or consistent with those currently in place, our revenue and profits may be adversely affected. If the information provided to us by customers is incorrect or fraudulent, we may misjudge a customer’s qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

If the information provided to us by customers is incorrect or fraudulent, we may misjudge a customer’s qualifications to receive our products and services and our results of operations may be harmed and could subject us to regulatory scrutiny or penalties.

Our decisions to provide certain of our products and services to our customers are based partly on information customers provide to us or authorize us to receive. To the extent that these customers provide information to us in a manner that we are unable to verify, our decision-making process may not accurately reflect the associated risk.

We use identity and fraud prevention tools to analyze data provided by external databases to authenticate each applicant’s identity. From time to time, these checks have been inadequate and there is a risk that these checks could fail in the future, and fraud, which may be significant, may occur. We may not be able to recoup funds associated with our other services made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

Risks Relating to Government Regulation and Litigation

Our business is subject to extensive governmental legislation and regulation, which could adversely affect our business, increase our operational and administrative expenses and limit our revenues.

We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing and other authorization schemes, and industry standards in the United States and in other countries in which we operate. These laws, regulations, schemes and standards govern numerous areas that are important to our business, and include, or may in the future include, those relating to banking, broker-dealers, investment advisers, real estate, insurance agencies, credit, deposit-taking, cross-border and domestic money transmission, foreign exchange, payment services (such as payment processing and settlement services), consumer protection, anti-money laundering and counter-terrorist financing, escheatment, international sanctions regimes, data privacy and security, and compliance with the card network rules, including the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data.

These laws, rules, regulations, schemes and standards are enforced by multiple authorities and governing bodies in the United States, including federal agencies, such as the FDIC, the SEC and the Consumer Financial Protection Bureau, self-regulatory organizations, such as FINRA, and numerous state and local agencies. As our business expands outside of the United States, additional regulators may have oversight of our business. As we expand into new jurisdictions, or expand our product offerings in existing jurisdictions, the number of foreign regulations and regulators governing or with oversight of our business will expand as well. In addition, as our business and products continue to develop and expand, we may become subject to additional rules, regulations, licensing and other authorization schemes, and industry standards. We may not always be able to accurately predict the scope or applicability of certain regulations to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Laws, regulations, and standards are subject to changes and evolving interpretations and application, including by means of legislative changes and/or executive orders, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions.

We are subject to inquiries and investigations from regulators on an ongoing basis. Although we have a compliance program focused on the laws, rules, and regulations applicable to our business, we may still be subject to fines or other penalties in one or more jurisdictions levied by regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, forfeiture of significant assets, increased licensure requirements, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk and potential liability.

Further, from time to time, we may leverage third parties to help conduct our businesses in the U.S. or abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for any corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Our subsidiary, Aspiration Financial, LLC, is a broker-dealer registered with the SEC and a member of FINRA, and therefore is subject to extensive regulation and scrutiny.

Our subsidiary Aspiration Financial, LLC is the distributor for our affiliated mutual fund, the Aspiration Redwood Fund and offers access to cash management accounts with bank partnerships to retail clients. Aspiration Financial, LLC is registered with the SEC as a broker-dealer under the Exchange Act and is a member of FINRA. Therefore Aspiration Financial, LLC is subject to regulation, examination, and supervision by the SEC and FINRA. Aspiration Financial, LLC is also regulated by state securities administrators in those state jurisdictions where it does business. The regulations applicable to broker-dealers cover all aspects of the securities business, including sales practices, advertising, communications with the public, anti-money laundering, use and safekeeping of clients’ funds and securities, net capital adequacy, record-keeping, and the conduct, registration and qualification of officers, employees, and independent contractors. As part of the regulatory process, broker-dealers are subject to periodic examinations by their regulators, the purpose of which is to determine compliance with securities laws and regulations, and from time to time may be subject to additional routine and for-cause examinations. It is not uncommon for regulators to assert, upon completion of an examination, that the broker-dealer being examined has violated certain of these rules and regulations. Depending on the nature and extent of the violations, the broker-dealer may be cautioned, required to pay a fine and/or be subject to other forms of disciplinary and corrective action. Additionally, the adverse publicity arising from the imposition of sanctions could harm our reputation and cause us to lose existing customers or fail to gain new customers.

The SEC, FINRA, and state regulators have the authority to bring administrative or judicial proceedings against broker-dealers, whether arising out of examinations or otherwise, for violations of state and federal securities laws. Administrative sanctions can include cease-and-desist orders, censure, fines, and disgorgement and may even result in the suspension or expulsion of Aspiration Financial, LLC from the securities industry. Similar sanctions may be imposed upon officers, directors, representatives, and employees.

Aspiration Financial, LLC has adopted, and regularly reviews and updates, various policies, controls, and procedures designed for compliance with Aspiration Financial, LLC’s regulatory obligations. However, appropriately addressing these issues is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these policies and procedures may also result in regulatory sanctions or litigation against us. Aspiration Financial, LLC also relies on various third parties, including, but not limited to, Global Relay Communications Inc., Intrafi, Coastal Community Bank, Unit 21,

Finop Consulting, and ACI, to provide services, including anti-money laundering/KYC, financial operations support, record-keeping services, or safe-keeping customers’ funds or securities, and failure of these third parties to adequately perform these services may negatively impact customer experience, product performance, and our reputation and may also result in regulatory sanctions or litigation against us or Aspiration Financial, LLC.

From time to time, Aspiration Financial, LLC may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Aspiration Financial, LLC is also subject to periodic regulatory examinations and inspections by regulators (including the SEC and FINRA). Compliance and trading problems or other deficiencies or weaknesses that are reported to regulators, such as the SEC and FINRA, by dissatisfied customers or others, or that are identified by regulators themselves, are investigated by such regulators and may, if pursued, result in formal claims being filed against Aspiration Financial, LLC by customers or disciplinary action being taken by regulators against Aspiration Financial, LLC or its employees. Our failure to comply with applicable laws or regulations or our own policies and procedures could result in fines, litigation, suspensions of personnel or other sanctions, which could have a material effect on our overall financial results. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and our brand and lead to material legal, regulatory and financial exposure (including fines and other penalties), cause us to lose existing customers or fail to gain new customers. In addition, in the normal course of business, Aspiration Financial, LLC discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

In the event of any regulatory action or scrutiny, we or Aspiration Financial, LLC could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by Aspiration Financial, LLC with respect to applicable laws, rules, and regulations could have a significant impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk, including litigation against us, and potential liability.

Regulatory approvals may take longer than expected or may impose conditions that are not presently anticipated or cannot be met

As a FINRA member, Aspiration Financial, LLC was required to file the FINRA Consent Application with FINRA for approval of its change in ownership resulting from the Business Combination. The FINRA Consent Application was deemed substantially complete by FINRA on September 13, 2021. On September 30, 2021, FINRA imposed an interim restriction on the FINRA Consent Application, which prevents Closing from taking place until the interim restriction has been lifted or FINRA Approval has been granted. In addition, approvals with respect to Aspiration Financial, LLC may be required from, or notices may be required to be provided to, other regulatory bodies in connection with the Business Combination, including certain state regulatory bodies in the United States. These regulatory bodies, including FINRA, may impose conditions during the pendency of the FINRA Consent Application or other regulatory filings and/or on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the transaction or of imposing additional costs or limitations on Aspiration Financial, LLC following the transaction. The regulatory approvals may not be received in a timely fashion, and may contain conditions on the completion of the Business Combination.

We have in the past, and continue to be, subject to inquiries, subpoenas, exams, pending investigations, or enforcement matters by state and federal regulators, the outcome of which is uncertain and could cause reputational and financial harm to our business and results of operations.

The financial services industry is subject to extensive regulation under federal, state, and applicable international laws. From time to time, we have been threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities, consumer financial services and other matters. We are also subject to periodic regulatory examinations and inspections. Compliance problems or other deficiencies or weaknesses that are reported to regulators, such as the SEC, FINRA, the CFPB, or state regulators, by dissatisfied customers or others, or that are identified by regulators themselves, are investigated by such regulators, and may, if pursued, result in formal claims being filed against us by customers or disciplinary action being taken against us or our employees by regulators or enforcement agencies. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. Negative outcomes may include adverse judgments, regulatory fines or other sanctions. We expect to continue to incur costs to comply with governmental regulations. Any such claims or disciplinary actions that are decided against us could have a material impact on our financial results.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

From time to time, we are also involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the financial services industry have been the subject of: putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws.

The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

Our subsidiary, Aspiration Financial, LLC, is subject to net capital and other regulatory capital requirements; failure to comply with these rules could harm our business.

Our subsidiary Aspiration Financial, LLC is subject to the net capital requirements of the SEC and FINRA. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC’s uniform net capital rule and FINRA regulations impose certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain withdrawals of capital.

Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA, and ultimately may require its liquidation. A change in the net capital rules, a change in how Aspiration Financial, LLC handles or holds customer assets, or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements could have adverse effects. Finally, because Aspiration Financial, LLC is subject to such net capital requirements, we may be required to inject additional capital into Aspiration Financial, LLC from time to time and as such, we may have liability and/or our larger business may be affected by any of these outcomes.

Our subsidiary Aspiration Fund Adviser, LLC is a registered investment adviser with the SEC and is subject to the Advisers Act and regulation by the SEC.

Our subsidiary Aspiration Fund Adviser, LLC (the “Adviser”) is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to the Aspiration Redwood Fund. The Adviser is subject to regulation by the SEC as well as the requirements of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program as well as written policies and procedures, solicitation agreements, advertisements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between the Adviser and advisory clients, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions. In addition, the Adviser is subject to routine periodic examinations by the staff of the SEC.

The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations, significant monetary penalties, disgorgement of gains, cease-and-desist orders and other censures. The SEC may bring civil actions against investment advisers, and seek damages or other relief, in a U.S. district court or before an administrative law judge. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by the SEC were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

The Adviser has adopted and implemented, and regularly reviews and updates, various policies, controls, and procedures designed to ensure compliance with the Adviser’s regulatory obligations. However, appropriately addressing these issues is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these policies and procedures may also result in regulatory sanctions or litigation against us.

In the event of any regulatory action or scrutiny, we or the Adviser could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by the Adviser with respect to applicable laws, rules, and regulations could have a significant impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, and expose us to legal risk, including litigation against us, and potential liability.

Our subsidiary, Aspiration Realty, LLC is subject to real estate regulation in its primary operating jurisdiction.

Our subsidiary Aspiration Realty, LLC is registered with the Texas Real Estate Commission as a Limited Function Referral Only (“LFRO”) brokerage. Aspiration Realty, LLC as a LFRO broker in Texas and is subject to oversight by the Texas Real Estate Commission. An adverse regulatory issue could inhibit the ability of Aspiration Realty, LLC to perform its core functions.

The Texas Real Estate Commission, and state regulators have the authority to bring administrative or judicial proceedings against real estate service providers. From time to time, Aspiration Realty, LLC may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Administrative sanctions can include cease-and-desist orders, censure, fines, and disgorgement and may even result in the suspension or expulsion of the firm from the real estate industry. Similar sanctions may be imposed upon officers, directors, representatives, and employees. The adverse publicity arising from the imposition of sanctions could harm our reputation and cause us to lose existing customers or fail to gain new customers.

Aspiration Realty, LLC has various processes, controls, and procedures designed to ensure compliance with Aspiration Realty, LLC’s regulatory obligations. However, appropriately addressing these issues is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these processes, controls and procedures may also result in regulatory sanctions or litigation against us.

In the event of any regulatory action or scrutiny, we or Aspiration Realty, LLC could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by Aspiration Realty, LLC with respect to applicable laws, rules, and regulations could have a negative impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers, and expose us to legal risk, including litigation against us, and potential liability.

Our subsidiary, Aspiration Insurance Agency, LLC is subject to extensive regulation and scrutiny.

Our subsidiary Aspiration Insurance Agency, LLC is licensed in 50 states across the U.S. Aspiration Insurance Agency, LLC refers insurance products encouraging and rewarding sustainability and is subject to regulation, examination, and supervision by state insurance regulators.

The state regulators have the authority to proceedings against insurance agencies. From time to time, Aspiration Insurance Agency, LLC may be threatened with or named as a defendant in lawsuits, arbitrations and administrative claims. Administrative sanctions can include cease-and-desist orders, censure, fines, and disgorgement and may even result in the suspension or expulsion of the firm from a particular state. Similar sanctions may be imposed upon officers, directors and agents. The adverse publicity arising from the imposition of sanctions could harm our reputation and cause us to lose existing customers or fail to gain new customers.

Aspiration Insurance Agency, LLC has adopted and implemented, and regularly reviews and updates, various policies, controls, and procedures designed to ensure compliance with Aspiration Insurance Agency, LLC’s regulatory obligations. However, appropriately addressing these issues is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address them. Failure to adhere to these policies and procedures may also result in regulatory sanctions or litigation against us.

In the event of any regulatory action or scrutiny, we or Aspiration Insurance Agency, LLC could also be required to make changes to our business practices or compliance programs. In addition, any perceived or actual breach of compliance by Aspiration Insurance Agency, LLC with respect to applicable laws, rules, and regulations could have a negative impact on our reputation, could cause us to lose existing customers, prevent us from obtaining new customers and expose us to legal risk, including litigation against us, and potential liability.

Failure to comply with anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act, and its implementing regulations. This program includes policies, procedures, processes, and other internal controls designed to identify, monitor, manage, and mitigate the risk of money laundering and terrorist financing. These controls include procedures and processes to detect and report potentially suspicious transactions, perform consumer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. We are required to maintain this program under our agreements with our third-party partners, and certain state regulatory agencies have intimated they expect the program to be in place and followed. We cannot provide any assurance that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations we are required to comply with, and our failure to comply with these laws and regulations could result in a breach and termination of our agreements with our third-party partners or criticism by state governmental agencies, which would have a material adverse effect on our business, results of operations, financial condition, and future prospects.

The CFPB has not yet issued regulations to implement Section 1033 of the Dodd-Frank Act, and when it does such regulations could increase our regulatory burden and cause significant financial and strategic costs on our business, and cause a loss of, or impact the servicing of, our customers.

Section 1033 of the Dodd-Frank Act provides, among other things, that subject to rules prescribed by the Consumer Financial Protection Bureau (the “CFPB”), a consumer financial services provider must make available to a consumer information in the control or possession of the provider concerning the consumer financial product or service that the consumer obtained from the provider. The CFPB has indicated that it plans to develop regulations to implement section 1033 and recently solicited comments and information in order to help it develop such regulation. We possess financial data from our customers in order to provide our products and services.

New regulations present areas of uncertainty susceptible to alternative interpretations; regulators and prospective litigants may not agree with reasoned interpretations we adopt. Future regulations could require us to modify or curtail our offerings and business operations or impact our expenses and profitability. Additionally, some regulations may not directly apply to our business but may impact the capital markets, service providers or have other indirect effects on our ability to provide services to our subscribers. Any of the foregoing may result in a material adverse effect on our business, financial condition, and results of operations.

Unfavorable outcomes in legal proceedings in which we may be involved may adversely affect our business and operating results.

Our business and operating results may be affected by the outcome of future litigation. Unfavorable rulings in our legal proceedings may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, from time to time in the future we may be subject to various claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

Recent actions taken by state financial regulators against a non-bank financial services provider are indicative of regulators’ general concern with respect to consumers’ understanding of which entities are providing regulated financial services. Neither we nor any of our subsidiaries is a bank; we have positioned ourselves as a competitor to banks and do offer (either directly or through partnerships) what are traditionally banking services, including taking deposits. State and federal laws and regulation generally prohibit anyone that is not a bank from transacting business in a manner which has the substantial likelihood of misleading the public by implying that the business a bank. While we believe that we have properly disclosed that we are not a bank and note that certain banking services (including the issuance of our Aspiration debit card and Aspiration Zero Credit Card) are provided by our bank partners, Coastal Community Bank and Beneficial State Bank, regulators may still determine that our activities and marketing could mislead the public. In that event, we could suffer reputational harm, be subject to enforcement action, financial penalties and be required to change our marketing materials.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

Cyber security risks, data loss or other breaches of our network security, or of critical third parties, could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation litigation and remedial actions.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal and sensitive information about our business, employees, customers and various third parties. Penetration of our critical third-party networks or other misappropriation or misuse of personal or sensitive information and data could cause interruptions in our operations, loss or misuse of information and data, and subject us to increased costs, litigation, inquiries and actions from governmental authorities, and financial or other liabilities. In addition, security breaches and incidents could also significantly damage our reputation with consumers and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring or related to necessary changes to our systems or the vendors we utilize.

From time to time, we have been subject to cyberattacks and security incidents. Although we have deployed protective security processes and tools, such measures cannot provide absolute security or certainty. We remain vulnerable to attacks and incidents resulting from malware (e.g., ransomware), computer viruses, malfeasance by external or internal actors, or incidents attributable to human error (e.g., due to social engineering or phishing). We have also observed a global increase in cybersecurity threats and more sophisticated cyber-attacks and threat actors. Such attacks and threats are unpredictable as to their timing, nature and scope. As a result, we may be unable to anticipate or prevent future attacks, particularly as the methodologies utilized by attackers change frequently or are not recognized until launched, and we may be unable to investigate or remediate incidents due to the increased use by threat actors of tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. The COVID-19 pandemic has presented additional operational and cybersecurity risks due to work-from-home arrangements at the company and our providers. We have expended significant capital and other resources to protect against and remedy cyberattacks and incidents involving our systems and their consequences and will continue to do so in the future.

We also face risks associated with cyberattacks and security incidents affecting third parties with whom we conduct business and/or provide products or services to us. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. For example, we use a range of third party technologies and tools across an array of services and functions, such as payroll, human resources, electronic communications, risk management, compliance and finance, among others. Business partners, consumers and regulators are concerned with the security and privacy of data, and any publicized security problems affecting our businesses and/or third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

In addition to the above concerns federal, state and international laws addressing cybersecurity, data privacy and consumer protection are continuing to evolve. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape. Our business, operations and results could be materially affected if laws or regulations are expanded or interpreted to restrict, limit or otherwise require changes to our business practices, policies, products or services (including, for example, practices or policies regarding the collection, transfer, use, disclosure, security, and retention of personal or sensitive information).

These same sets of risks apply to new jurisdictions into which we may expand our business.

Our failure or the failure of the various third-party vendors and service providers with which we conduct business to comply with applicable federal, state or international laws and regulations and/or to comply with our privacy policies and/or any compromise of security that results in the unauthorized collection, transfer, use or disclosure of personal or sensitive information or other user data may result in negative publicity resulting in reputation or brand damage, may discourage potential customers from acquiring our products or using our services, and may result in proceedings/fines by governmental agencies and/or private litigation brought by consumers; the realization of one or all of the foregoing could adversely affect our business, financial condition and results of operations and could also result in orders or consent decrees forcing us to modify our business practices.

Although we maintain insurance coverage that we believe is adequate for our business, we may not be able to get adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all claims.

We rely on technology, particularly the internet and mobile services, to conduct much of our business activity and allow our customers to conduct financial transactions. Our systems and operations, as well as those of the third parties on whom we rely to conduct certain key functions, are vulnerable to disruptions from natural disasters, power outages, computer and telecommunications failures, software bugs, cyber-attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering, ransomware, security breaches, credential stuffing, technological failure, human error, terrorism and other similar events. If our technology are disrupted, we may have to make significant investments to upgrade, repair or replace our technology infrastructure and may not be able to make such investments on a timely basis, if at all. While we have made significant investments designed to enhance the reliability and scalability of our operations, we cannot assure that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis. Disruptions in service and slower system response times could interrupt our business and result in substantial losses, decreased customer service and satisfaction, customer attrition, fines, litigation, and harm to our reputation. Our insurance coverage may be insufficient to protect us against all losses and costs stemming from operational and technological failures and we cannot be certain that such insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations.

Failure to deal effectively with fraud, fictitious transactions, bad transactions, and negative customer experiences would increase our loss rate and could negatively impact our business and severely diminish consumer confidence in and use of our products and services.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We operate as a broker-dealer, and a cash management account, both of which involve the processing of customer deposits and withdrawals, including among the accounts we offer to customers as well as between our customer accounts and external customer bank accounts. As a result, we are exposed to significant risk of customer fraud, including chargebacks and fraudulent bank card transactions. We, along with our contractual partners, are also exposed to risks from fraudulent take-over of customer accounts, which may result in loss of customer funds from unauthorized withdrawals. The combination and interaction of our cash management accounts also gives rise to the risk that our products may be used for money laundering.

Our resources, technologies, fraud prevention and anti-money laundering tools may be insufficient to accurately detect and prevent fraud. The level of our fraud charge-offs could increase and our results of operations could be materially adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact our brand and reputation, which could negatively impact the use of our services and products. In addition, significant increases in fraudulent activity could lead to regulatory intervention and oversight, which could increase our costs and also negatively impact our business.

Defects and errors in internally developed software could negatively impact our business and severely diminish consumer confidence in and use of our products.

Our internally developed proprietary software solutions operates in a fast-changing industry and is highly technical and complex. Our software may from time to time contain undetected defects and errors that are only detectable when the products are in use. While we closely monitor trends and changes in technologies and customer demand, such defects or errors could have a serious impact on our customers, which could damage our reputation, harm our customer relationships and expose us to liability. Any such defects or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We regard our intellectual property rights, including patents, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We rely heavily upon software, informational databases and other components that we have developed or licensed from third parties and that we use in connection with the provision of our products and services.

We have been granted trademark registrations and patents and/or have trademark and patent applications pending with the United States Patent and Trademark Office and/or various foreign authorities for various proprietary trademarks, technologies and other inventions. Any patent or trademark application filed may not result in a patent or trademark registration being issued, or existing or future patents or trademarks may not be adjudicated valid by a court or be afforded adequate protection against competitors. Likewise, the issuance of a patent or trademark registration to us does not mean that its processes, inventions or trademark will not be found to infringe upon rights previously issued to third parties. We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the intellectual property rights of third parties. If any such claims are decided unfavorably we may have to redesign our products to avoid the use of third-party intellectual property or may be required to license intellectual property from third parties, both of which could result in significant costs and could delay the development of our future products. For example, For example, in 2021 we redesigned a logo, after Weyerhaeuser NT Company (“Weyerhaeuser”) in which we agreed to replace any use of our unregistered Aspiration Tree Logo, since there was likelihood of confusion and infringement with Weyerhaeuser’s registered logo.

In addition, our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. Therefore, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Financial Reporting

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to the timing of certain accruals, equity accounting and the capitalization of internally developed software. Additionally, key components of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework have not been fully implemented, including control and monitoring activities relating to: (1) electing and developing general control activities over technology to support the achievement of objectives; and (2) electing, developing, and performing ongoing and/or separate evaluations to ascertain whether the components of internal control are present and functioning.

We have engaged a third party consultant and are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate this material weakness. While we are designing and implementing measures to remediate the material weakness, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for future annual reports on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting in future annual reports report on Form 10-K to be filed with the SEC. We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the applicable stock exchange or other regulatory authorities, which would require additional financial and management resources. We have begun the process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 in the future, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our management has limited experience in operating a public company, and we may incur significant costs and obligations as a result of being a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. We are in the process of upgrading our finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact our ability or prevent us from timely reporting our operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We rely on assumptions, estimates, and business data to calculate our key performance indicators and other business metrics, and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.

Certain of our performance metrics are calculated using third party applications or internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring such information. In addition, our measure of certain metrics may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology and as a result our results may not be comparable to our competitors.

Our results of operations and financial condition are subject to management’s accounting judgments and estimates, as well as changes in accounting policies.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues and expenses. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred net losses since our inception and we may never achieve or sustain profitability. Generally, for U.S. federal income tax purposes, net operating losses incurred will carry forward. However, net operating loss carryforwards generated prior to January 1, 2018 are subject to expiration for U.S. federal income tax purposes. As of December 31, 2020, we had federal net operating loss carryforwards of approximately $210.0 million of which $34.3 million will begin to expire in 2035 and $175.7 million, which will carryforward indefinitely. As of December 31, 2020, we had a total state net operating loss carryforward of $140.0 million, all of which will begin to expire in 2035. As of December 31, 2020, we also had federal and state general business credit carryforwards of approximately $1.1 million and $0.9 million, respectively, which may be available to offset future income tax liabilities. The federal general business credit carryforwards would begin to expire in 2038, and the state general business credit carryforwards would begin to expire in 2036.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership by certain shareholders over a three-year period, the corporation’s ability to use its pre-ownership change net operating loss carryforwards and other pre-ownership change tax attributes to offset its post-ownership change income or taxes may be limited. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards and other state tax attributes. We have not performed an analysis to determine whether our past issuances of equity and other changes in our ownership may have resulted in one or more ownership changes. If it is determined that we have in the past experienced an ownership change, or if we undergo one or more ownership changes as a result of the transactions contemplated in connection with the Business Combination or future transactions in our stock, which may be outside our control, then our ability to utilize our net operating loss carryforwards and other tax attributes may be materially limited. As a result, even if we earn taxable income, we may be unable to use a material portion of our net operating loss carryforwards and other tax attributes, which could adversely affect our future cash flows. There is also a risk that regulatory changes, such as suspensions on the use of net operating losses or other unforeseen reasons, may result in our existing net operating loss carryforwards expiring or otherwise becoming unavailable to offset future taxable income. For these reasons, we may not be able to utilize a material portion of our net operating loss carryforwards and other tax attributes even if we attain profitability.

Future changes to applicable tax laws and regulations and/or their interpretation may have an adverse effect on our business, financial condition and results of operations. Tax rules and regulations are subject to interpretation and require judgment by us that may be successfully challenged by the applicable taxation authorities upon audit, which could result in additional tax liabilities.

We are subject to tax laws in different jurisdictions where we do business. Changes in tax laws or their interpretation could decrease the amount of revenues we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flows, and adversely affect our business, financial condition or results of operations. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, and other changes in the apportionment of our revenues and other activities among tax jurisdictions, could also affect our effective tax rate and/or increase our tax obligations.

In addition, our tax liabilities are based on the application of current tax laws and regulations. These laws and regulations are complex, and the manner which they apply to us and our diverse set of business, equity and debt arrangements is often open to interpretation, and can require us to take positions regarding the interpretation of applicable rules or the valuation of applicable assets that are subject to material uncertainty. Significant management judgment is required in determining our provisions for taxes. The tax authorities could challenge our interpretation of laws and regulations or the positions that we have taken regarding valuation matters, resulting in additional tax liability or adjustments to our tax provisions that could increase our liabilities for taxes.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and various taxing authorities. As discussed above, we exercise significant judgment in determining our provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. We are unable to predict what changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, they may materially and adversely impact our business, financial condition, results of operations and cash flows.

Risks Relating to Ownership of Our Securities

The price of our securities may be volatile.

Upon the consummation of the Business Combination, the market price of our securities may be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, factors that could cause fluctuations in the market price of our securities include the following:

•	general economic, regulatory and market conditions;

•	public health crises and related measures to protect the public health, such as the COVID-19 pandemic;

•	sales of shares of New Aspiration common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•	issuance of shares of New Aspiration common stock;

•	short selling of New Aspiration common stock or related derivative securities;

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reports by securities or industry analysts that are interpreted either negatively or positively by investors, failure of securities analysts to maintain coverage and/or to provide accurate consensus results of us, changes in financial estimates by securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	the financial or other projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	additions or departures of key New Aspiration management or other personnel;

•	changes in capital structure, including future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of new products or services;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or perceived data security incidents that we or our service providers may suffer;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally.

Low trading volume for New Aspiration Class A common stock, which may occur if an active trading market is not sustained, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general can experience volatility that is unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of the New Aspiration Class A common stock and the New Aspiration warrants.

An active, liquid trading market for New Aspiration’s securities may not develop or be sustained.

There can be no assurance that an active trading market for New Aspiration Class A common stock and New Aspiration warrants will develop after the closing of the Business Combination, or, if such a market develops, that New Aspiration will be able to maintain an active trading market for those securities on the              or any other exchange in the future. If an active market for New Aspiration’s securities does not develop or is not maintained after the Business Combination, or if New Aspiration fails to satisfy the continued listing standards of the              for any reason and its securities are delisted, it may be difficult for New Aspiration’s securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair New Aspiration’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares of capital stock as consideration.

We do not intend to pay cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Aspiration Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the New Aspiration Board deems relevant.

Future resales of New Aspiration common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Pursuant to the Amended & Restated Bylaws and the Insiders Letter Agreement, after the Closing and subject to certain exceptions, the Sponsor, those receiving shares of New Aspiration Class A common stock issued as consideration pursuant to the Merger Agreement and our directors, officers and employees receiving shares of New Aspiration Class A common stock upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing, will be contractually restricted from selling or transferring any of their respective shares of New Aspiration Class A common stock (not including the shares of New Aspiration Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements or shares of Aspiration capital stock issued upon conversion of the Aspiration Convertible Notes). Such restrictions begin at the Closing and end, in the case of the shares that are restricted pursuant to the Amended & Restated Bylaws, on the date that is 180 days after the closing of the Business Combination subject to certain exceptions as described under the section entitled “Description of New Aspiration Securities — Authorized and Outstanding Capital Stock — New Aspiration Common Stock — Lock-Up Restrictions”. In the case of the shares restricted pursuant to the Insiders Letter Agreement, such transfer restrictions will be on such dates as are described in the section entitled “Description of New Aspiration Securities — Authorized and Outstanding Capital Stock — New Aspiration Common Stock — Lock-Up Restrictions.”

However, following the expiration of the applicable lock-up period, such equityholders will not be restricted from selling shares of New Aspiration Class A common stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their shares of New Aspiration Class A common stock following the Closing, other than by applicable securities laws. As such, sales of a substantial number of shares of New Aspiration Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Aspiration Class A common stock. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of New Aspiration Class A common stock, and the market price of New Aspiration Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

If analysts do not publish research about our business or if they publish inaccurate or unfavorable research, the stock price and trading volume of New Aspiration’s securities could decline.

The trading market for New Aspiration’s securities will depend in part on the research and reports that analysts publish about our business. New Aspiration will not have any control over these analysts, and the analysts who publish information about New Aspiration may have relatively little experience with New Aspiration or its industry, which could affect their ability to accurately forecast New Aspiration’s results and could make it more likely that New Aspiration fails to meet their estimates. If few or no securities or industry analysts cover New Aspiration, the trading price for New Aspiration’s securities would be negatively impacted. If one or more of the analysts who cover New Aspiration downgrades New Aspiration’s securities or publishes inaccurate or unfavorable research about our business, the price of New Aspiration Class A common stock would likely decline. If few analysts cover New Aspiration, the trading price for New Aspiration’s securities would be negatively impacted. If one or more of the analysts who covers New Aspiration downgrades New Aspiration’s securities, publishes incorrect or unfavorable research about New Aspiration, ceases coverage of New Aspiration, or fails to publish reports on New Aspiration regularly, demand for and visibility of New Aspiration’s securities could decrease, which could cause the price or trading volumes of New Aspiration’s securities to decline.

New Aspiration may be subject to securities class action litigation, which may harm its business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New Aspiration may be the target of this type of litigation in the future. Securities litigation against New Aspiration could result in substantial costs and damages, and divert New Aspiration management’s attention from other business concerns, which could seriously harm New Aspiration’s business, results of operations, financial condition, or cash flows.

New Aspiration may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on New Aspiration’s business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of New Aspiration management’s attention and resources that are needed to successfully run New Aspiration’s business.

The provision of the Proposed Charter requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The Proposed Charter will require, to the fullest extent permitted by law, that (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current of former director, officer, stockholder or employee to us or our stockholders, (iii) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL or the Proposed Charter or the Amended & Restated Bylaws (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Additionally, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; provided, however, that our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in the Proposed Charter to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Delaware law and provisions in the Proposed Charter and Amended & Restated Bylaws could make a takeover proposal more difficult.

If the Business Combination is consummated, New Aspiration’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of the Proposed Charter and Amended & Restated Bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder may consider favorable, including those attempts that might result in a premium over the market price for the New Aspiration Class A common stock. Among other things, the Proposed Charter and Amended & Restated Bylaws include provisions that:

•	provide for a classified board of directors with staggered, three-year terms;

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permit the New Aspiration Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limit the liability of, and provide for the indemnification of, our directors and officers;

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permit the New Aspiration Board to amend the Amended & Restated Bylaws, which may allow the New Aspiration Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Amended & Restated Bylaws to facilitate an unsolicited takeover attempt;

•	require a supermajority vote of stockholders to amend certain provisions of the Proposed Charter and a supermajority vote of stockholders in order to amend the Amended & Restated Bylaws;

•	limit our ability to engage in business combinations with certain interested stockholders without certain approvals; and

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mandate advance notice procedures with which stockholders must comply in order to nominate candidates to the New Aspiration Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the New Aspiration Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New Aspiration, even if the third party’s offer may be considered beneficial by many of New Aspiration’s stockholders. As a result, New Aspiration’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New Aspiration may experience negative reactions from the financial markets, including negative impacts on the price of New Aspiration Class A common stock. These provisions could also discourage proxy contests and make it more difficult for New Aspiration’s stockholders to elect directors of their choosing and to cause New Aspiration to take other corporate actions that New Aspiration’s stockholders desire. See “Description of New Aspiration Securities.”

The Proposed Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New Aspiration’s stockholders, which could limit New Aspiration’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New Aspiration or New Aspiration’s directors, officers or other employees.

If the Business Combination is consummated, the Proposed Charter will provide that, unless New Aspiration consents to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of New Aspiration; (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Aspiration to New Aspiration or New Aspiration’s stockholders; (iii) action asserting a claim against New Aspiration or any director or officer arising pursuant to any provision of the DGCL, Proposed Charter or the Amended & Restated Bylaws; (iv) action to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) action asserting a claim against New Aspiration or any director or officer of New Aspiration governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel.

Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Charter provides that, unless New Aspiration consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Proposed Charter provides that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising under the Securities Act, any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Aspiration’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter.

These choice-of-forum provisions may have the effect of discouraging lawsuits against New Aspiration’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Aspiration, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action.

As a result, New Aspiration may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Aspiration’s business, financial condition and results of operations and result in a diversion of the time and resources of New Aspiration’s management and the New Aspiration Board.

The Sponsor, existing stockholders of Aspiration and the PIPE Investors will beneficially own a significant equity interest in New Aspiration and may take actions that conflict with your interests.

The interests of the Sponsor, existing stockholders of Aspiration and the PIPE Investors may not align with the interests of New Aspiration and its other stockholders. The Sponsor, certain existing stockholders of Aspiration and the PIPE Investors are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Aspiration. The Sponsor, existing stockholders of Aspiration and the PIPE Investors, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to New Aspiration’s business and, as a result, those acquisition opportunities may not be available to us. The Proposed Charter provides that the Identified Persons (as defined therein) may engage in competitive businesses and renounces any entitlement to certain corporate opportunities offered to such Identified Persons that are not expressly offered to them in their capacities as directors or officers of New Aspiration. The Proposed Charter also provides that the Identified Persons do not have any fiduciary duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as New Aspiration or any of its affiliates or subsidiaries.

We will incur significant costs and obligations as a result of being a public company.

As a privately held company, Aspiration has not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, New Aspiration will incur significant legal, accounting and other expenses that Aspiration was not required to incur in the past. These expenses will increase once New Aspiration is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including Dodd Frank, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and                 , have increased the costs and the time that must be devoted to compliance matters. We expect these rules and regulations will increase our legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

New Aspiration will qualify as an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make its securities less attractive to investors.

New Aspiration will qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. For as long as New Aspiration continues to be an emerging growth company, it may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; (ii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and (iii) exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. New Aspiration will remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of our IPO, though it may cease to be an emerging growth company earlier if (1) it has more than $1.07 billion in annual gross revenue, (2) it qualifies as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (3) it issues, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. New Aspiration currently intends to take advantage of each of the reduced reporting requirements and exemptions described above. As a result, New Aspiration securityholders may not have access to certain information they may deem important.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New Aspiration, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Aspiration’s financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

Additionally, New Aspiration will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New Aspiration will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30th or (2) the market value of its common equity exceeds $250 million and its annual revenues exceeds $100 million during such fiscal year.

Risks Relating to Our Existence as a Public Benefit Corporation

Following the consummation of the Business Combination, we will operate as a Delaware public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

As a public benefit corporation, we will be required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by the Proposed Charter. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition.

As a public benefit corporation, we will be required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

If we lose our certification as a Certified B Corp or our publicly reported B Corp score declines, or if state or federal regulators restrict, delay or otherwise interfere with our ability to make charitable contributions, our reputation could be harmed and our business could be adversely affected.

Our business model and brand could be harmed if we were to lose our certification as a Certified B Corp or if state or federal regulators impede or otherwise delay or restrict our ability to make charitable contributions. Certified B Corp status is a certification that requires us to consider the impact of our decisions on our workers, customers, suppliers, community and the environment. We believe that Certified B Corp status has allowed us to build credibility and trust among our customers. Whether due to our choice or our failure to meet B Lab’s certification requirements, any change in our status could create a perception that we are more focused on financial performance and no longer as committed to the values shared by Certified B Corp. Likewise, our reputation could be harmed if our publicly reported B Corp score declines and there is a perception that we are no longer committed to the Certified B Corp standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with B Lab’s values.

Furthermore, state or federal regulators could restrict, delay, or otherwise interfere with our ability to contribute the residual amount left over after paying claims and reinsurance to nonprofits selected by our customers. This could erode customer trust in our products and services, weaken incentives for good customer behavior, and drive down demand for our products and services.

Any such harm to our reputation could have a material adverse effect on our business, financial position and results of operations.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, following the consummation of the Business Combination, our directors will have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by our actions. Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a public benefit corporation, we will be less attractive as a takeover target than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. Under Delaware law, a public benefit corporation cannot merge or consolidate with another entity if, as a result of such merger or consolidation, the surviving entity’s charter “does not contain the identical provisions identifying the public benefit or public benefits,” unless the transaction receives approval from two-thirds of the target public benefit corporation’s outstanding voting shares. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

Our directors will have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by the company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors will not be merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company’s outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

Risks Relating to InterPrivate III and the Business Combination

Directors and officers of InterPrivate III have potential conflicts of interest in recommending that InterPrivate III Stockholders vote in favor of the Transaction Proposals.

When considering the InterPrivate III Board’s recommendation that the InterPrivate III Stockholders vote in favor of the Transaction Proposals, InterPrivate III Stockholders should be aware that directors and officers of InterPrivate III have interests in the Business Combination that may be different from, or in addition to, the interests of InterPrivate III Stockholders. These interests include:

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If InterPrivate III is unable to complete its initial business combination by March 9, 2023, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to InterPrivate III to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to InterPrivate III’s warrants, which will expire worthless if it fails to complete its initial business combination by March 9, 2023. The Sponsor purchased the founder shares prior to the IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 5,750,000 shares of New Aspiration Class A common stock, and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $[●] based upon the closing price of $[●] per share of InterPrivate III Class A common stock on the NYSE on [●], 2021, but, given the restrictions on such shares, the InterPrivate III Board believes such shares have less value.

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Simultaneously with the closing of the IPO, InterPrivate III consummated the sale of 577,500 Sponsor Private Placement Units and 115,000 Underwriter Private Placement Units at a price of $10.00 per unit in private placements to the Sponsor and EarlyBird, respectively, generating gross proceeds to

InterPrivate III of $6,925,000. The private placement units are substantially identical to the units sold in the IPO, each containing one share of InterPrivate III Class A common Stock and one-fifth of one warrant to purchase one share of InterPrivate III Class A common stock. Each whole warrant is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of New Aspiration Class A common stock at $11.50 per share. If InterPrivate III does not consummate a business combination by March 9, 2023, then the proceeds from the sales of the private placement units will be part of the liquidating distribution to the public stockholders and the warrants held by the Sponsor and EarlyBird will be worthless. The warrants held by the Sponsor and EarlyBird had an aggregate market value of approximately $[●] based upon the closing price of $[●] per public warrant on the NYSE on [●], 2021.

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The Sponsor and InterPrivate III’s officers and directors will lose their entire investment in InterPrivate III if it does not complete a business combination by March 9, 2023. Certain of them may continue to serve as officers and/or directors of New Aspiration after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Aspiration Board determines to pay to its directors and/or officers.

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The Sponsor and InterPrivate III’s directors and executive officers at the time of InterPrivate III’s IPO have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if InterPrivate III fails to complete a business combination by March 9, 2023.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to InterPrivate III if and to the extent any claims by a vendor for services rendered or products sold to it, or a prospective target business with which InterPrivate III has entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under InterPrivate III’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•

Following the Closing, the Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to InterPrivate III and remain outstanding. As of the date of this proxy statement/prospectus, the Sponsor has not made any advances to InterPrivate III for working capital expenses. If InterPrivate III does not complete an initial business combination within the required period, InterPrivate III may use a portion of its working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the Closing, InterPrivate III will continue to indemnify its existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•

Upon the Closing, subject to the terms and conditions of the Merger Agreement, the Sponsor and InterPrivate III’s directors and executive officers and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by InterPrivate III from time to time, made by the Sponsor or certain of InterPrivate III’s officers and directors to finance transaction costs in connection with an intended initial business combination.

•

Certain affiliates of the Sponsor have entered into Subscription Agreements, pursuant to which such affiliates have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment and such affiliates may also receive Additional Shares pursuant to the Subscription Agreements.

These financial interests of the Sponsor and InterPrivate III’s officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the InterPrivate III Board to vote in favor of the Transaction Proposals.

The Sponsor, InterPrivate III’s directors and executive officers and EarlyBird have agreed to vote in favor of the Business Combination, regardless of how InterPrivate III’s public stockholders vote.

The Sponsor, InterPrivate III’s directors and executive officers, and EarlyBird have agreed to vote their shares in favor of the Business Combination. The Sponsor and EarlyBird currently collectively own 20% of the issued and outstanding InterPrivate III Shares. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if the Sponsor had agreed to vote its InterPrivate III Shares in accordance with the majority of the votes cast by InterPrivate III’s public stockholders.

The Sponsor and InterPrivate III’s directors, executive officers, advisors and their affiliates may elect to purchase InterPrivate III Shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of InterPrivate III Shares.

The Sponsor and InterPrivate III’s directors, executive officers, advisors or their affiliates may purchase InterPrivate III Shares or public warrants in privately negotiated transactions or in the open market either prior to or following the Closing, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase InterPrivate III Shares or public warrants in such transactions.

In the event that the Sponsor or InterPrivate III’s directors, executive officers, advisors or their affiliates purchase InterPrivate III Shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their InterPrivate III Shares. The purpose of any such purchases of InterPrivate III Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy the Minimum Required Funds Conditions, where it appears that such condition would otherwise not be met. Any such purchases of InterPrivate III’s securities may result in the consummation of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of InterPrivate III Shares and the number of beneficial holders of InterPrivate III’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of InterPrivate III’s securities on a national securities exchange.

Warrants will become exercisable for New Aspiration Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to InterPrivate III Stockholders.

Following the Closing, there will be 5,175,000 outstanding public warrants to purchase 5,175,000 shares of New Aspiration Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing 30 days following the Closing and terminating five years from the Closing. In addition, there will be 138,500 private placement warrants outstanding exercisable for 138,500 shares of New Aspiration Class A common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Aspiration Class A common stock will be issued, which will result in dilution to the holders of New Aspiration Class A common stock and increase the number of shares of New Aspiration Class A common stock eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Aspiration Class A common stock, the impact of which is increased as the value of InterPrivate III’s stock price increases.

New Aspiration may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Following the Closing, New Aspiration will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Aspiration Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date New Aspiration gives notice of redemption. If and when the warrants become redeemable by New Aspiration, New Aspiration may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by New Aspiration so long as they are held by their initial purchasers or their permitted transferees.

In addition, New Aspiration may redeem your warrants after they become exercisable for a number of shares of New Aspiration Class A common stock determined based on the redemption date and the fair market value of New Aspiration Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out- of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of New Aspiration’s common stock had your warrants remained outstanding.

Even if InterPrivate III consummates the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New Aspiration Class A common stock, subject to adjustment as discussed further in the section entitled “Description of New Aspiration Securities—Warrants—Redemption of Warrants.” There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

InterPrivate III accounts for its warrants as liabilities and the changes in value of the warrants could have a material effect on its financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”) entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing InterPrivate III’s warrants. As a result of the SEC Statement, InterPrivate III reevaluated the accounting treatment of the private placement warrants and determined to classify the private placement warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on InterPrivate III’s balance sheet as of June 30, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to the InterPrivate III warrants. Accounting Standards Codification 815, “Derivatives and Hedging” (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, the InterPrivate III financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of its control. Due to the recurring fair value measurement, InterPrivate III expects that it will recognize non-cash gains or losses on its warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of the InterPrivate III Shares. In addition, potential targets may seek a SPAC that does not have warrants that are accounted for as liabilities, which may make it more difficult for InterPrivate III to consummate an initial business combination with a target business.

The InterPrivate III Stockholders will experience immediate dilution as a consequence of the issuance of New Aspiration Class A common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that the InterPrivate III Stockholders have on the management of New Aspiration.

Assuming there are no redemptions of InterPrivate III Class A common stock, the total maximum number of shares of New Aspiration Class A common stock expected to be issued and outstanding at the Closing is approximately 232,236,250 shares, assuming all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their Aspiration options or Aspiration warrants and all Aspiration Convertible Notes are converted into Aspiration capital stock prior to the Closing. Assuming there are no redemptions of InterPrivate III Class A common stock, all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their options or warrants prior to the Closing, the maximum number of Escrow Shares (as defined herein) are retained by the former Aspiration stockholders, following the Closing: (i) the holders of shares of Aspiration capital stock are expected to hold, in the aggregate, 179,000,000 shares of New Aspiration Class A common stock, or 77.1% of the issued and outstanding shares of New Aspiration Class A common stock; (ii) the current public stockholders of InterPrivate III are expected to hold 25,875,000 shares of New Aspiration Class A common stock, or 11.1% of the issued and outstanding shares of New Aspiration common stock; (iii) the former InterPrivate III and InterPrivate III affiliate shareholders are expected to hold 7,361,250 shares of New Aspiration Class A common stock, or 3.2% of the issued and outstanding shares of New Aspiration common stock; and (iv) the PIPE Investors are expected to hold 20,000,000 shares of New Aspiration Class A common stock, or 8.6% of the issued and outstanding shares of New Aspiration common stock.

Assuming there are no redemptions of InterPrivate III Class A common stock, all of the holders of Aspiration options and Aspiration warrants that are not automatically exercised in connection with the Business Combination elect to exercise their Aspiration options or Aspiration warrants prior to the Closing, all Aspiration Convertible Notes are converted into Aspiration capital stock prior to the Closing, the maximum number of Escrow Shares (as defined herein) are retained by the former Aspiration stockholders and all of the Earn Out Shares are released to the Earn Out Participants, following the Closing: (i) the holders of shares of Aspiration capital stock are expected to hold, in the aggregate, 279,000,000 shares of New Aspiration Class A common stock, or 84.0% of the issued and outstanding shares of New Aspiration Class A common stock; (ii) the current public stockholders of InterPrivate III are expected to hold 25,875,000 shares of New Aspiration Class A common stock, or 7.8% of the issued and outstanding shares of New Aspiration common stock; (iii) the former InterPrivate III and InterPrivate III affiliate shareholders are expected to hold 7,361,250 shares of New Aspiration Class A common stock, or 2.2% of the issued and outstanding shares of New Aspiration common stock; and (iv) the PIPE Investors are expected to hold 20,000,000 shares of New Aspiration Class A common stock, or 6.0% of the issued and outstanding shares of New Aspiration common stock.

There are currently outstanding an aggregate of 5,313,500 warrants to acquire InterPrivate III Class A common stock, which comprise 115,500 private placement warrants held by the Sponsor, 23,000 private placement warrants held by EarlyBird (or its permitted transferees) and 5,175,000 public warrants. Each of InterPrivate III’s outstanding whole warrants is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of InterPrivate III Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, assuming that each outstanding whole warrant is exercised and one share of InterPrivate III Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, InterPrivate III’s fully diluted share capital would increase by a total of 5,313,500 InterPrivate III Shares, with approximately $61.1 million paid to InterPrivate III to exercise the warrants.

Following the Closing, New Aspiration may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Aspiration’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although InterPrivate III has conducted due diligence on Aspiration, InterPrivate III cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of InterPrivate III’s or New Aspiration’s control will not later arise. As a result, New Aspiration may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with InterPrivate III’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Aspiration’s liquidity, the fact that New Aspiration reports charges of this nature could contribute to negative market perceptions about New Aspiration or its securities. In addition, charges of this nature may cause New Aspiration to violate net worth or other covenants to which it may be subject. Accordingly, any InterPrivate III Stockholder who chooses to remain a stockholder of New Aspiration following the Closing could suffer a reduction in the value of their InterPrivate III Shares. Such InterPrivate III Stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by InterPrivate III’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of InterPrivate III’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of InterPrivate III’s securities prior to the Closing may decline. The market values of InterPrivate III’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which InterPrivate III Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of InterPrivate III’s Class A common stock, the market value of New Aspiration Class A common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Aspiration’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Financial projections with respect to New Aspiration may not prove to be reflective of actual future results.

In connection with the Business Combination, the InterPrivate III Board considered, among other things, financial forecasts for the post-Business Combination company. They speak only as of the date made and will not be updated. These financial projections are subject to significant economic, competitive, industry and other uncertainties, including other risks discussed in this “Risk Factors” section, and may not be achieved in full, at all or within projected timeframes. Further, as a result of unprecedented market uncertainly resulting from

COVID-19, these projections are even more uncertain in terms of reflecting actual future results. In addition, the failure of New Aspiration to achieve projected results could have a material adverse effect on the trading price of New Aspiration Class A common stock and New Aspiration’s financial position following the Closing.

There can be no assurance that New Aspiration Class A common stock issued in connection with the Business Combination will be approved for listing on the                      following the Closing, or that New Aspiration will be able to comply with the continued listing standards of the                     .

New Aspiration Class A common stock and warrants are expected to be listed on the                      following the Closing. New Aspiration’s continued eligibility for listing may depend on the number of shares of InterPrivate III Class A common stock that are redeemed. If, after the Business Combination, the                      delists New Aspiration Class A common stock from trading on its exchange for failure to meet the listing standards, New Aspiration and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Aspiration’s securities;

•

a determination that New Aspiration Class A common stock is a “penny stock,” which will require brokers trading in New Aspiration Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Aspiration Class A common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that InterPrivate III must complete its initial business combination by March 9, 2023. If InterPrivate III has not completed an initial business combination by then (or such later date as its stockholders may approve in accordance with the Current Charter), InterPrivate III will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to InterPrivate III to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding InterPrivate III Shares, which redemption will completely extinguish the public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, InterPrivate III’s public stockholders may only receive approximately $10.00 per share and its warrants will expire worthless.

The InterPrivate III directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to its public stockholders.

The Sponsor has agreed that it will be liable to InterPrivate III if and to the extent any claims by a third party for services rendered or products sold to InterPrivate III, or a prospective target business with which InterPrivate III has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under InterPrivate III’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. While InterPrivate III currently expects that its independent directors would take legal action on its behalf against its Sponsor to enforce its indemnification obligations to InterPrivate III, it is possible that InterPrivate III’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If InterPrivate III’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to its public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to its public stockholders, InterPrivate III’s file a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of InterPrivate III’s stockholders and the per-share amount that would otherwise be received by its stockholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to InterPrivate III’s public stockholders, InterPrivate III files a bankruptcy petition or an involuntary bankruptcy petition is filed against its that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in InterPrivate III’s bankruptcy estate and subject to the claims of third parties with priority over the claims of InterPrivate III’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by InterPrivate III’s stockholders in connection with such liquidation may be reduced.

If InterPrivate III’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of InterPrivate III Class A common stock for a pro rata portion of the Trust Account.

InterPrivate III Stockholders are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their InterPrivate III Shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their InterPrivate III Shares (either physically or electronically) to the Transfer Agent prior to 5:00 p.m., New York City time, on                    , 2022. InterPrivate III Stockholders electing to redeem their InterPrivate III Shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), calculated as of two business days prior to the anticipated Closing Date.

The ability of InterPrivate III Stockholders to exercise redemption rights with respect to a large number of InterPrivate III Shares could increase the probability that the Business Combination would be unsuccessful and that InterPrivate III Stockholders would have to wait for liquidation in order to redeem their InterPrivate III Shares.

At the time InterPrivate III entered into the Merger Agreement and related agreements for the Business Combination, InterPrivate III did not know how many InterPrivate III Stockholders would exercise their redemption rights, and therefore InterPrivate III structured the Business Combination based on its expectations as to the number of InterPrivate III Shares that will be submitted for redemption. The Merger Agreement requires InterPrivate III to have at least $200,000,000 of cash at the Closing, consisting of cash held in the Trust Account after taking into account the exercise by the holders of shares of InterPrivate III Class A common stock issued in connection with its IPO of their right to redeem such shares of InterPrivate III Class A common stock in accordance with InterPrivate III’s governing documents, if any, and cash received from the PIPE Investment and Equity Financing Proceeds, before giving effect to the payment of transaction expenses of InterPrivate III and Aspiration. If a larger number of InterPrivate III Shares are submitted for redemption than InterPrivate III initially expected, InterPrivate III may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit InterPrivate III’s ability to complete the Business Combination or optimize its capital structure.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business

Combination by InterPrivate III Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement—Conditions to Closing”), or that other closing conditions are not satisfied. If InterPrivate III does not complete the Business Combination, InterPrivate III could be subject to several risks, including:

•	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•

negative reactions from the financial markets, including declines in the price of InterPrivate III Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•	the attention of InterPrivate III’s management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Aspiration is a private company and as such little information is publicly available regarding Aspiration. This may result in the Business Combination not being as profitable as InterPrivate III expects, or at all.

While InterPrivate III’s management and the InterPrivate III Board has conducted due diligence on Aspiration, very little public information exists about private companies. As a result, the Business Combination could be less profitable than InterPrivate III expects, or at all. Furthermore, the relative lack of information about a private company may hinder InterPrivate III’s management’s and the InterPrivate III Board’s ability to properly assess the value of Aspiration which could result in InterPrivate III overpaying.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

InterPrivate III

InterPrivate III is a blank check company the business purpose of which is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding InterPrivate III, see the section entitled “Other Information Related to InterPrivate III.”

Merger Sub

Merger Sub is a wholly-owned subsidiary of InterPrivate III formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on August 11, 2021. Merger Sub owns no material assets and does not operate any business.

Merger Sub II

Merger Sub II is a wholly-owned subsidiary of InterPrivate III formed solely for the purpose of effecting the Business Combination. Merger Sub II was incorporated under the DGCL on August 11, 2021. Merger Sub II owns no material assets and does not operate any business.

Aspiration

Aspiration is a financial and sustainable services company offering individuals and businesses ways to integrate the fight against climate change into daily actions by empowering people to make a sustainable impact with every dollar they spend and save and businesses to meet the rising demand for sustainability from their customers and employees.

For more information about Aspiration, see the section entitled “Information About Aspiration.”

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to InterPrivate III Stockholders as part of a solicitation of proxies by the InterPrivate III Board for use at the Special Meeting to be convened on             , 2022 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to InterPrivate III Stockholders on or about             , 2022. In addition, this proxy statement/prospectus constitutes a prospectus for New Aspiration in connection with the issuance by New Aspiration of New Aspiration Class A common stock to be delivered to Aspiration’s stockholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at             , New York City time, on             , 2022, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Transaction Proposals. InterPrivate III Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the special meeting by visiting https://                      and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental. Because the Special Meeting is completely virtual and being conducted via live webcast, InterPrivate III Stockholders will not be able to attend the meeting in person.

Registering for the Special Meeting

Pre-registration at https://                      is recommended but is not required in order to attend.

Any InterPrivate III Stockholder wishing to attend the virtual Special Meeting should register for the Special Meeting by                     , New York City time, on             , 2022. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of InterPrivate III Class A common stock:

•

If your InterPrivate III Shares are registered in your name with Continental and you wish to attend the online-only Special Meeting, go to https://                     , enter the 12-digit control number included on your proxy card or notice of the Special Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the Special Meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•

Beneficial stockholders (those holding InterPrivate III Shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their InterPrivate III Shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [proxy@continentalstock.com]. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the Special Meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental at least five business days prior to the Special Meeting date in order to ensure access.

Proposals

At the Special Meeting, InterPrivate III Stockholders will vote upon:

•	the Business Combination Proposal;

•	the Charter Proposal;

•	the Advisory Charter Proposals;

•	the Stock Issuance Proposal;

•	the Incentive Plan Proposal;

•	the ESPP Proposal; and

•	the Adjournment Proposal.

THE INTERPRIVATE III BOARD HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTION PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE INTERPRIVATE III STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE TRANSACTION PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

InterPrivate III has fixed the close of business on             , 2022 as the “record date” for determining InterPrivate III Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on             , 2022, there were                      InterPrivate III Shares outstanding and entitled to vote. Each InterPrivate III Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of InterPrivate III Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of InterPrivate III Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All InterPrivate III Shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and InterPrivate III Board Recommendation

The Business Combination Proposal

InterPrivate III Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. InterPrivate III Stockholders of InterPrivate III Class A common stock and InterPrivate III Stockholders of InterPrivate III Class B common stock will vote together as a single class on all matters submitted to a vote of the InterPrivate III Stockholders, except as required by law.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Charter Proposal

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding InterPrivate III Shares, voting together as a single class. Abstentions have the same effect as a vote “AGAINST” the proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.

The Advisory Charter Proposals

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

The Stock Issuance Proposal

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The ESPP Proposal

Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. For purposes of NYSE rules, abstentions will have the same effect as votes “AGAINST” this proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, InterPrivate III Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to InterPrivate III Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if InterPrivate III reasonably determines that it is advisable or necessary to do so in order to obtain InterPrivate III stockholder approval for the Merger Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

INTERPRIVATE III’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Voting Your Shares

Stockholders of Record

If you are a stockholder of record, you may vote by mail or at the Special Meeting. Each share of InterPrivate III Class A common stock that you own in your name entitles you to one vote on each of the Transaction Proposals on which you are entitled to vote at the Special Meeting. Your one or more proxy cards show the number of shares of InterPrivate III Class A common stock that you own.

Voting by Mail. You can vote your InterPrivate III Shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your InterPrivate III Shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your InterPrivate III Shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your InterPrivate III Shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your InterPrivate III Shares, your shares of InterPrivate III Class A common stock will be voted as recommended by the InterPrivate III Board. The InterPrivate III Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by the close of business, New York City time, on             , 2022.

Voting at the Special Meeting. If you attend the Special Meeting, you may also submit your vote at the Special Meeting via the Special Meeting website at https://                     , in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the Special Meeting. See “— Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Beneficial Owners

If your InterPrivate III Shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of InterPrivate III Shares held in “street name” and this proxy statement is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the InterPrivate III Shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to obtain a legal proxy from your bank, broker, or other nominee and e-mail a copy (a legible photograph is sufficient) of such legal proxy to [proxy@continentalstock.com]. You will then be issued a 12-digit meeting control number that will allow you to register to attend and participate in the Special Meeting. See “— Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

If you are an InterPrivate III Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•	timely delivering a written revocation letter to the Corporate Secretary of InterPrivate III;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•

attending the Special Meeting and voting electronically by visiting the website established for that purpose at https://                      and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) InterPrivate III Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by InterPrivate III’s Sponsor, Directors and Executive Officers

As of the record date, our Sponsor had the right to vote                      InterPrivate III Shares, representing approximately 18.4% of the InterPrivate III Shares then issued and outstanding and entitled to vote at the Special Meeting. Pursuant to the Insiders Letter Agreement, our Sponsor and our directors and executive officers have agreed to vote “FOR” the approval of the Business Combination Proposal, and, pursuant to the terms of the Sponsor Support Agreement, our Sponsor agreed to vote “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Closing.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Sponsor will not have redemption rights with respect to any InterPrivate III Shares owned by it, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•

prior to 5:00 p.m., New York City time, on             , 2022, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that InterPrivate III redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

If you hold InterPrivate III Shares in street name, you will have to coordinate with your broker to have your InterPrivate III Shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests, which is             , 2022 (two business days prior to the date of the Special Meeting), and thereafter, with InterPrivate III’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that InterPrivate III instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their InterPrivate III Shares. In such case, InterPrivate III will promptly return any public shares previously delivered by public holders.

For illustrative purposes, as of June 30, 2021, there were investments and cash held in the Trust Account of $258,770,580, or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of InterPrivate III Shares as they may receive higher proceeds from the sale of their InterPrivate III Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. InterPrivate III cannot assure its public stockholders that they will be able to sell their InterPrivate III Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your InterPrivate III Shares (either physically or electronically) to the Transfer Agent, in each case prior to 5:00 p.m., New York City time, on             , 2022, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New Aspiration will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither InterPrivate III Stockholders nor InterPrivate III warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding InterPrivate III or its securities, its Sponsor, Aspiration and/or its affiliates may purchase InterPrivate III Shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire InterPrivate III Shares or vote their InterPrivate III Shares in favor of the Transaction Proposals. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) InterPrivate III satisfies the Minimum Required Funds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of approval of the InterPrivate III Stockholders with respect to the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their InterPrivate III Shares, including the granting of put options and the transfer to such investors or holders of InterPrivate III Shares or rights owned by the Sponsor for nominal value.

Costs of Solicitation

InterPrivate III will bear the cost of soliciting proxies from InterPrivate III Stockholders.

InterPrivate III will solicit proxies by mail. In addition, the directors, officers and employees of InterPrivate III may solicit proxies from InterPrivate III Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. InterPrivate III will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of InterPrivate III Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

InterPrivate III has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. InterPrivate III has agreed to pay Morrow a fee of $[●], plus disbursements. InterPrivate III will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. InterPrivate III will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of InterPrivate III Class A common stock for their expenses in forwarding soliciting materials to beneficial owners of InterPrivate III Class A common stock and in obtaining voting instructions from those owners. InterPrivate III’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

InterPrivate III is not aware of any other business to be acted upon at the Special Meeting. If, however other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the InterPrivate III Board may recommend.

Attendance

Only InterPrivate III Stockholders on the record date or persons holding a written proxy for any stockholder or account of InterPrivate III as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. Please see “— Registering for the Special Meeting” above for further details on how to register to attend the Special Meeting. If you hold your InterPrivate III Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit https://                      and enter the control number found on your proxy card. If your InterPrivate III Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your InterPrivate III Shares electronically at the Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for InterPrivate III, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPVF.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL

The InterPrivate III Stockholders are being asked to approve the Merger Agreement and the Business Combination. All InterPrivate III stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

InterPrivate III may consummate the Business Combination only if all of the condition precedent proposals are approved by the InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Structure of the Business Combination

Pursuant to the Merger Agreement, Merger Sub will merge with and into Aspiration, with Aspiration surviving the First Merger. Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the Second Merger. Upon the Closing, Merger Sub II (as successor to Aspiration) will be the wholly-owned subsidiary of New Aspiration (formerly InterPrivate III). In addition, New Aspiration will amend and restate its charter to be the Proposed Charter, as described in the section of this proxy statement/prospectus titled “Description of New Aspiration Securities.”

Consideration to Aspiration Stockholders

The aggregate value of the consideration paid in respect of Aspiration is $1,750,000,000. Aspiration Stockholders will receive shares of New Aspiration Class A common stock valued at $10.00 per share together with a contingent right to receive a pro rata portion of the Earn Out Shares. See the “Sources and Uses of Funds for the Business Combination” section for more information.

Pursuant to the Merger Agreement, at the First Effective Time, the stock consideration to be issued to the then current holders of Aspiration common stock will be in the form of New Aspiration Class A common stock.

Additionally, effective as of the First Effective Date, each Aspiration option that is outstanding and unexercised as of immediately prior to the First Effective Date, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such option immediately prior to the First Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the First Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding immediately prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into Aspiration capital stock following the First Effective Time. Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, New Aspiration will assume any outstanding indebtedness of Aspiration (including with respect to the Aspiration Convertible Notes that remain outstanding) and New Aspiration will be the obligor on such indebtedness.

In addition, the Merger Agreement contemplates that the Earn Out Participants, during the Earn Out Period, will be eligible to receive the Earn Out Shares, subject to the occurrence of a Triggering Event. Upon the occurrence of a Triggering Event, New Aspiration will release such Earn Out Shares to the Earn Out Participants.

Exchange of Fractional Shares.

No fractional shares of New Aspiration common stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, New Aspiration has agreed to issue to each former holder of Aspiration common stock who otherwise would be entitled to receive such fractional share (after aggregating all fractional shares of New Aspiration common stock that otherwise would be received by such stockholder): (i) one share of New Aspiration common stock if the aggregate amount of fractional shares of New Aspiration common stock such stockholder would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of New Aspiration common stock if the aggregate amount of fractional shares of New Aspiration common stock such stockholder would otherwise be entitled to is less than 0.50.

Earn Out Shares.

In addition, the Merger Agreement contemplates that the Earn Out Participants, during the Earn Out Period, will be eligible to receive a one-time issuance of Earn Out Shares contingent on the occurrence of certain triggering events (each a “Triggering Event”). Upon the occurrence of a Triggering Event, New Aspiration will release such Earn Out Shares to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) as follows:

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20,000,000 Earn Out Shares if, at any time during the first 18 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $12.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

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20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $15.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

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20,000,000 Earn Out Shares if, at any time during the first 36 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $17.50 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event;

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20,000,000 Earn Out Shares if, at any time during the first 48 months of the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $20.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event; and

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20,000,000 Earn Out Shares if, at any time during the Earn Out Period, the volume weighted average closing price of the shares of New Aspiration Class A common stock is equal to or greater than $25.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, which will be issued to the Earn Out Participants within five business days after the occurrence of such Triggering Event.

Each Triggering Event may only occur once, if at all, and in no event will the amount of Earn Out Shares distributed in connection with the Triggering Events exceed 100,000,000 aggregate shares of New Aspiration

Class A common stock. Any Earn Out Shares to be released and distributed shall be released and distributed as shares of New Aspiration Class A common stock. Any unearned portion of the Earn Out Shares not earned prior to the fifth anniversary of the Closing Date will be forfeited and none of the Earn Out Participants will have any right to receive such Earn Out Shares or any benefit therefrom.

The PIPE Investment

InterPrivate III entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, InterPrivate III agreed to issue and sell in private placements an aggregate of 20,000,000 shares of InterPrivate III Class A common stock to the PIPE Investors for $10.00 per share for an aggregate investment of at least $200,000,000. In addition, if during the Adjustment Period, the Adjustment Period VWAP is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, Additional Shares equal to the product of (x) the number of Committed Shares issued to a PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (i) the aggregate purchase price paid by all PIPE Investors and (ii) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of Aspiration common stock as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change. The PIPE Investment Amount is expected to be used by the Company to satisfy the Minimum Required Funds Condition.

The PIPE Investment is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of InterPrivate III Class A common stock, including the shares of InterPrivate III Class A common stock issued to the PIPE Investors, will become shares of New Aspiration Class A common stock.

Background of the Business Combination

Background of the Merger

InterPrivate III is a blank check company that was formed as a corporation in Delaware on September 20, 2020, solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The terms of the transactions are the result of arms’-length negotiations between representatives of InterPrivate III and representatives of Aspiration over the course of approximately five months. The following is a brief discussion of the background of these negotiations, the Merger Agreement and the transactions contemplated thereby, but does not purport to catalog every conversation among representatives of InterPrivate III, Aspiration and other parties to the transactions.

On March 9, 2021, InterPrivate III completed its IPO, for which Morgan Stanley (“Morgan Stanley”) and EarlyBirdCapital, Inc. (“EarlyBird”) served as joint book-running managers, generating gross proceeds of $258,750,000. Morgan Stanley and EarlyBird will receive a business combination and marketing fee in cash if the business combination is consummated in an aggregate amount equal to 3.5% of the gross proceeds, or $9,056,250, of our IPO. Morgan Stanley will also be entitled to compensation for its services as a co-placement agent and as a co-financial advisor to InterPrivate III, as more fully described below. The amount of this fee is fixed and is not subject to downward adjustment based upon the level of redemptions from the trust at the Closing of the Business Combination.

Prior to the IPO, InterPrivate III conducted no business operations other than those incidental to its formation and organization and the launch of the IPO. Of the proceeds from the IPO and private placement, $258,750,000, comprised of $253,575,000 of the proceeds from the IPO (which amount includes $9,056,250 in fees owed to the underwriters pursuant to the Business Combination Marketing Agreement as discussed above), and $5,175,000 of the proceeds of the private placement, was placed in the Trust Account.

Except with respect to interest earned on the funds held in the Trust Account that may be released to InterPrivate III to pay its taxes, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of InterPrivate III’s initial business combination, (ii) the redemption of any InterPrivate III public shares properly tendered in connection with a stockholder vote to amend InterPrivate III‘s charter to modify (A) the substance or timing of InterPrivate III’s obligation to (1) allow redemption in connection with its initial business combination or (2) redeem 100% of the public shares if InterPrivate III does not complete its initial business combination within 24 months from the closing of the IPO or (B) any other material provisions relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the public shares if InterPrivate III is unable to complete an initial business combination within 24 months from the closing of the IPO, subject to applicable law.

Prior to the IPO, InterPrivate III did not select any business combination target and neither InterPrivate III nor anyone acting on its behalf initiated any substantive discussions, directly or indirectly, with any business combination target. After the IPO, InterPrivate III commenced an active search for prospective businesses and/or assets to acquire in its initial business combination. The InterPrivate III board and management have extensive experience in financial services, and financial services technology, or fintech, as well as with operational management, and investment and financial analysis. As such, the members of InterPrivate III’s board and management team believe that they are qualified to conduct and analyze the due diligence required for us to identify a business combination partner.

InterPrivate III initially focused its efforts on identifying businesses in the following financial services sub-sectors: (i) Asset & Wealth Management; (ii) Banking (traditional banking services, core banking infrastructure and platforms, BAAS, IAAS & SAAS); (iii) Non-Bank Lending (Commercial, Consumer, Mortgage, Auto-Finance, etc.); (iv) Payments; (v) Insurance (Personal and Commercial Lines); and (vi) Other (Data & Analytics, RegTech, Risk Management, etc.).

Important criteria InterPrivate III used in evaluating prospective business transaction opportunities included:

•	strong management team;

•	participation in attractive markets;

•	potential for high growth, recurring revenue and path to profitability; and

•	strategic and structural advantages relative to traditional market participants.

InterPrivate III’s management team employed various strategies to identify an appropriate target company, including:

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contacting investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and other members of the financial community and corporate executives; and

•	caucusing InterPrivate III’s officers and directors, as well as their affiliates, for target business candidates.

From January 2021 through February 2021, Ahmed Fattouh, InterPrivate III’s chairman and chief executive officer, and Nicholaos Krenteras, InterPrivate III’s president, in their capacities as advisors to a special purpose acquisition company sponsored by a third party that is not affiliated with InterPrivate III, the Sponsor or

InterPrivate Capital LLC (the “Other SPAC”), met with executives from several companies, including Aspiration, or advisors to such companies about potentially pursuing a business combination with the Other SPAC. InterPrivate Capital LLC is the managing member of the Sponsor and has served as an advisor to other special purpose acquisition companies.

As a result of discussions in such capacity, Aspiration, and the possibility that Aspiration might be interested in pursuing a business combination transaction with a special purpose acquisition company, came to the attention of Mr. Fattouh in January 2021. Specifically, a representative of an unaffiliated private equity firm informed Mr. Fattouh that Aspiration had engaged Citi to advise Aspiration on various strategic alternatives, including a business combination. Mr. Fattouh contacted a representative of Citi to inquire on behalf of the Other SPAC whether Aspiration was actively engaged in strategic discussions. During that conversation, Citi informed Mr. Fattouh that Aspiration was considering a variety of alternatives including the possibility of a merger with a special purpose acquisition company. Shortly thereafter, in late January 2021 representatives of Citi had an introductory call with Mr. Fattouh and Mr. Krenteras during which Mr. Fattouh provided Citi with a description of the Other SPAC, and Citi provided Mr. Fattouh with a general overview of Aspiration’s business and plans.

In February 2021, the Other SPAC and Aspiration entered into a non-disclosure agreement to facilitate an initial due diligence review of Aspiration. On February 25, 2021, Minesh Patel, in his capacity as an advisor to the Other SPAC, submitted a letter from the Other SPAC to Citi that provided more detailed background information about the Other SPAC and outlined certain preliminary, non-binding terms of a potential transaction between the Other SPAC and Aspiration, including a pre-money valuation in the range of $2.25 billion to $2.75 billion, inclusive of an earnout, and a concurrent common stock private placement transaction in the range of $225 million to $550 million, with a target of $375 million. Shortly after submitting the letter to Aspiration, the Other SPAC and Aspiration mutually agreed in late February to cease discussions concerning a potential business combination due to a variety of factors, including (1) Aspiration’s view that the amount of capital raised by the Other SPAC in its initial public offering would require a larger private placement capital raise; (2) the fact that Other SPAC would need to obtain shareholder approval to extend its term prior to completing a business combination transaction; and (3) while the Other SPAC was permitted to pursue acquisitions with companies in any industry, its prospectus stated that it intended to target primarily companies in the cannabis industry.

Following the IPO, InterPrivate III retained certain consultants and professional advisors to provide assistance in operations matters, including in the areas of due diligence and transaction execution. InterPrivate III and its advisors developed a comprehensive database with more than 100 potential targets. As part of the process that led to identifying Aspiration as an attractive investment opportunity, Mr. Fattouh, Mr. Krenteras, Sunil Kappagoda, InterPrivate III’s Vice Chairman and Minesh Patel, InterPrivate III’s Vice President, contacted or were contacted by more than 15 individuals and firms who presented ideas for business combination opportunities, including financial advisors and companies in the financial technology and ESG sectors. InterPrivate III management and the Company’s advisors identified approximately 10 potential targets. Out of those 10 potential targets, InterPrivate III determined not to enter into any letters of intent or exclusivity agreements other than Aspiration due to one or more of a number of important factors, including InterPrivate III’s evaluation of the business prospects of those firms; strategy differences that became evident in the evaluation process; perceptions of financial performance and InterPrivate III’s concerns over valuation; the strength of the target’s business model or other concerns uncovered during preliminary diligence; and InterPrivate III’s significant historical experience evaluating investment opportunities.

On March 9, 2021, following the completion of the IPO, Mr. Fattouh and Mr. Krenteras, on behalf of InterPrivate III, contacted Aspiration executives to inquire as to the current state of Aspiration’s business and capital needs, and whether Aspiration was interested in discussing a potential business combination. During this discussion, representatives of Aspiration, including Andrei Cherny, Aspiration’s CEO and Co-Founder, Citi, Aspiration’s financial advisor and Mr. Fattouh, Mr. Krenteras and other InterPrivate III representatives discussed Aspiration’s capital needs and capital raising plans.

Representatives of Aspiration stated that Aspiration had already been in discussions with several potential merger candidates regarding a potential business combination as well as other high quality SPAC sponsors concerning the potential terms of going public through a business combination with a special purposes acquisition company, and that Aspiration was considering several competitive proposals. In addition, Citi communicated that Aspiration would be interested in discussing a potential business combination, but considering where Aspiration was in the process of its evaluation of alternatives, InterPrivate III would need to act promptly to evaluate Aspiration and make a decision regarding submission of an indication of interest or letter of intent. Given their awareness of Aspiration in the industry, InterPrivate III’s management believed that InterPrivate III would be able to move more quickly with its analysis and due diligence of Aspiration than with other potential targets in order to submit a letter of intent to Aspiration on an expedited timeframe consistent with the expectations laid out by Aspiration and Citi during the meeting.

To facilitate InterPrivate III’s evaluation of a potential business combination, and in light of Aspiration’s direction that InterPrivate III would need to move quickly in order to be considered as a potential business combination partner, later in the day on March 9, 2021, InterPrivate III and Aspiration entered into a non-disclosure agreement, which contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by Aspiration, but did not contain any standstill, exclusivity or “don’t ask, don’t waive” provisions.

After the non-disclosure agreement was executed, Aspiration began providing preliminary confidential information to InterPrivate III and its representatives regarding Aspiration’s revenue model, business operations, brand and marketing strategies and preliminary operating and financial projections, including projected marketing expenses, customer account growth rates, churn rates, funded account conversions, estimated customer acquisition costs and revenue and profit projections, and on March 16, 2021, representatives of InterPrivate III were given access to Aspiration’s virtual data room.

In the days and weeks following the execution of the non-disclosure agreement, representatives of InterPrivate III, including Mr. Fattouh, Mr. Krenteras, Mr. Bentley and Mr. Patel, held telephonic conferences and virtual meetings to discuss commercial and legal due diligence on Aspiration’s business to assist InterPrivate III and its advisors in developing InterPrivate III’s views of Aspiration’s financial position and business prospects. Representatives of InterPrivate III and Aspiration also discussed the terms of a potential business combination between the parties, including valuation and valuation methodology and the financial and operating projections, subject to further due diligence review of Aspiration and its business operations by representatives of InterPrivate III and its advisors.

Given Aspiration’s direction that InterPrivate III would need to move expeditiously in order to be considered as a potential business combination partner, on March 10, 2021, representatives of InterPrivate III sent Citi a draft mutual exclusivity agreement prepared by InterPrivate III providing for a 30-day exclusivity period to negotiate and finalize definitive transaction documentation and a preliminary, non-binding term sheet proposing the following terms, among others:

•

InterPrivate III would acquire all of the outstanding equity interests (including options, warrants and other convertible securities) of Aspiration in a business combination between InterPrivate III and Aspiration, in exchange for the issuance to Aspiration’s pre-closing equityholders of equity interests in the surviving entity of the business combination;

•

an implied equity value for the shares to be issued to Aspiration’s stockholders of between $2.25 billion and $2.75 billion, assuming a $10.00 per share price, inclusive of $250 million to $500 million under an earnout arrangement if the post-closing trading price of the surviving entity reached $12.00 per share or higher for at least 20 out of 30 consecutive trading days (“Early Release Trigger”) within five years of the closing of the business combination, which, together with Aspiration’s projected growth rate, appeared to present a compelling acquisition opportunity for InterPrivate III and its stockholders;

•

InterPrivate III’s sponsor would agree to subject between approximately 588,000 and 1.176 million of its founder shares to an earnout subject to the same Early Release Trigger and on such other terms to be discussed;

•	the transaction consideration payable to Aspiration’s pre-closing equityholders would not be subject to any adjustments for cash, debt or debt-like items, working capital or other items;

•

concurrently with the closing, InterPrivate III would raise $290 million pursuant to a customary private placement, with the possibility of the sponsor or its affiliates participating in the private placement on the same terms as other investors;

•

the board of directors of the surviving entity would consist of persons designated prior to the closing by Aspiration, other than one member and one observer who would be designated by the Sponsor, in each case, subject to Aspiration’s reasonable consent;

•	the surviving entity would create a new equity incentive plan with an award pool on terms to be mutually agreed in the definitive transaction agreements;

•

the definitive transaction agreement would include certain customary closing conditions (in favor of each party), including a condition (solely in favor of Aspiration) that InterPrivate III have at least $300 million of cash remaining in the Trust Account after giving effect to all stockholder redemptions and the payment of transaction expenses;

•

Aspiration’s pre-closing equityholders and the sponsor would be entitled to customary registration rights, with the surviving entity being required to file a registration statement on Form S-1 to facilitate the sale of shares held by the surviving entity’s affiliates, the sponsor, shares issued pursuant to the PIPE Investment and shares of common stock underlying the warrants.

•	a 180-day post-closing lockup applicable to the surviving entity equity interests issued to Aspiration stockholders;

•

an agreement of the Sponsor to (i) enter into a lockup agreement with respect to the securities of InterPrivate III (the terms of which were not detailed), (ii) waive its anti-dilution protection with respect to the founder shares; and (iii) subject its founder shares to a lockup and an earn-out structure on terms to be mutually agreed;

•

certain of Aspiration’s pre-closing equityholders (to be mutually agreed prior to the execution of definitive transaction documentation) would be issued “high vote” shares entitling the holders thereof to more than one vote per share in the surviving entity (the actual number of votes per share was not specified), subject to the condition that such governance structure is consistent with best practices under an ESG framework and does not deter ESG-focused investor support;

•	a statement that InterPrivate III would be supportive of Aspiration’s conversion to a B-corporation;

•	a fiduciary out provision in favor of InterPrivate III’s board; and

•	the InterPrivate III insiders would enter into a support agreement providing for customary terms including an obligation to vote in favor of the business combination.

Over the next few days, the parties continued to discuss the terms of the potential business combination, including with respect to Aspiration’s valuation, the size of the private placement, and the structure of the overall transaction. During this period, InterPrivate III continued to perform due diligence on a prospective business combination with Aspiration, and InterPrivate III and its representatives held virtual meetings, phone calls and diligence sessions with Aspiration and its representatives, including Mr. Cherny, concerning commercial, financial and legal matters. In particular, InterPrivate III focused on the business ecosystem of Aspiration, its ESG offerings and its potential growth drivers.

On March 13, 2021, Citi, on behalf of Aspiration, sent a revised version of the draft letter of intent to Mr. Fattouh which reflected Aspiration’s substantial acceptance of InterPrivate III’s draft but included the following additional or revised terms:

•	the Merger Agreement would not include the fiduciary out provision in favor of InterPrivate III’s board; and

•	the minimum cash condition was increased to $350 million.

On March 13, 2021, members of InterPrivate III’s management and the InterPrivate III Board held a meeting to discuss the terms of a potential business combination with Aspiration, including the terms of the letter of intent with Aspiration and the status of discussions with other potential targets. InterPrivate III’s management ultimately determined that Aspiration was a compelling business combination target in light of Aspiration’s business and growth prospects and the attractive valuation available and determined to seek to conclude its negotiations with Aspiration instead of pursuing discussions regarding a business combination with other potential business combination targets.

On or about March 14, 2021, members of InterPrivate III’s management team updated the independent directors of InterPrivate III’s board on the status of discussions with Aspiration and informed the board members that management believed InterPrivate III and Aspiration were nearing agreement on the term sheet.

On March 15, 2021, representatives of White & Case LLP (“White & Case”), counsel to InterPrivate III, and Latham & Watkins LLP (“Latham”), counsel to Aspiration, had a telephone conversation in which they discussed certain revisions to the draft letter of intent proposed by Aspiration related to the ability of InterPrivate III’s board to change its recommendation to approve the transaction. Representatives of Aspiration and InterPrivate III also discussed the proposed size of the PIPE Investment and the “high vote” provision. InterPrivate III expressed its concern that “high vote” provisions could adversely affect Aspiration’s ESG rating, eligibility for inclusion in certain indices and plans to convert to a B-corporation.

On March 16, 2021, Aspiration and InterPrivate III executed a non-binding term sheet containing terms substantially in the form as set forth in InterPrivate III’s March 10, 2021 draft of the term sheet, including an implied equity value for the shares to be issued to Aspiration’s stockholders to be in the range of $2.25 billion to $2.75 billion, inclusive of an earnout of $250 million to $500 million if the Early Release Trigger is achieved during the five year period following the closing, as well as the following key terms:

•	a PIPE investment of $290 million;

•	a condition for the benefit of Aspiration that InterPrivate III have at least $350 million of cash following the consummation of the transaction;

•

InterPrivate III’s sponsor would agree to subject between approximately 588,000 and 1.176 million of its founder shares to an earnout subject to the same Early Release Trigger and on such other terms to be agreed in the definitive documents;

•	the agreement that InterPrivate III’s board would be permitted to change its recommendation as may be required by applicable law with procedures and modifications to be mutually agreed; and

•

InterPrivate III’s agreement to continue to evaluate Aspiration’s proposal for “high vote” shares and to support Aspiration’s proposal to the extent consistent with best practices under ESG frameworks and Aspiration’s plan to convert to a B-corporation.

The term sheet executed by the parties also included a binding 30-day mutual exclusivity agreement with an automatic extension of 15 days if the parties are working in good faith to finalize the definitive agreements. Under the exclusivity agreement, the parties agreed not to solicit or enter into a competing transaction with another party subject to customary qualifications. The term sheet also included a preliminary due diligence request list.

Following execution of the term sheet, Aspiration, InterPrivate III and their respective legal counsels began to draft and prepare the definitive agreements governing the transaction. The parties, in consultation with their financial and legal advisors, also began preparing an investor presentation for meetings with certain targeted investors on a confidential basis. In parallel with these workstreams, Aspiration, InterPrivate III and their respective legal and financial advisors had numerous and ongoing due diligence meetings in the weeks and months that followed.

On April 6, 2021, InterPrivate III’s board held a meeting via video conference to review an update on the due diligence completed by InterPrivate III’s management and their advisors, the proposed timeline for the business combination and PIPE investment and the terms of the proposed business combination.

On April 12, 2021, White & Case sent Latham an initial draft of the Merger Agreement and an initial draft of the form of Subscription Agreement to be entered into by the private placement investors. The initial draft of the Merger Agreement contemplated, among other things: (i) a reverse triangular merger structure; (ii) no adjustments to the merger consideration; (iii) the inclusion of stand-alone no material adverse effect closing conditions for the benefit of both InterPrivate III and Aspiration; (iv) the parties’ respective representations and warranties and which materiality thresholds should apply to those representations and warranties for purposes of testing their accuracy at the closing (e.g., “materiality” versus “material adverse effect”); (v) the pre-closing restrictions on Aspiration’s operation of its business; (vi) certain other pre-closing covenants of Aspiration and InterPrivate III, including those related to the required timing of the delivery of each of the approval of Aspiration’s stockholders and the PCAOB Audited Financial Statements; and (vii) the parties’ respective termination rights.

On April 15, 2021, InterPrivate III formally engaged PJT Partners LP (“PJT”) as a financial advisor, pursuant to an engagement letter, to provide financial advice on a potential acquisition of Aspiration.

On April 20, 2021, the InterPrivate III Board and management held a meeting to discuss the (i) status of due diligence to date; (ii) conditions in the private placement market; (iii) the potential impact on the business combination with Aspiration and on the SPAC market generally following the SEC’s statement issued on April 12, 2021 regarding accounting and reporting considerations for warrants issued by SPACs; and (iv) the progress towards reaching definitive agreements.

On April 21, 2021, Aspiration and InterPrivate III agreed to amend the exclusivity provision of the LOI to provide for a 30-day extension with unlimited additional 15-day automatic extensions thereafter provided the parties continued to work in good faith towards finalizing the definitive documents for the transaction.

On April 22, 2021, Latham, on behalf of Aspiration, sent a revised draft of the Merger Agreement to White & Case. From April 22, 2021, through July 2021, the parties and their advisors negotiated the terms of, and exchanged several drafts of, the definitive agreements for the potential business combination, including the Merger Agreement. In addition, during this same period, representatives of InterPrivate III, Aspiration, Latham and White & Case conducted various telephonic conferences to discuss and resolve the open issues related to the potential business combination.

Key negotiated business points included, among others: (i) the size and structure of the PIPE Investment and valuation considerations based upon feedback from potential private placement investors; (ii) the level of conditionality in the Merger Agreement, including the extent to which or whether the Merger Agreement would include a minimum cash condition and whether such condition would be mutual; (iii) the scope of the representations and warranties and covenants of the parties; (iv) the duration of the lockup period applicable to shares of common stock of the surviving entity received by Aspiration’s pre-closing equityholders and to shares of the surviving entity issued to directors, officers and employees of the surviving entity, including the terms of any price-based early release triggers; and (v) the duration of the lockup held by InterPrivate III insiders (excluding shares purchased in the open market or in the PIPE Investment), including the terms of any price-based early release triggers. The draft agreements did not include any sponsor earnout.

On May 12, 2021, InterPrivate III engaged Morgan Stanley as an additional financial advisor to provide financial advice on a potential acquisition with Aspiration.

On May 13, 2021, InterPrivate III and EarlyBird entered into an agreement pursuant to which EarlyBird would serve as a non-exclusive placement agent in relation to the PIPE Investment in exchange for a placement fee to be paid at the closing in an amount to be determined in InterPrivate III’s sole discretion.

On May 24, 2021, InterPrivate III executed a placement agent agreement with PJT, Morgan Stanley and Citi, under which the firms agreed to serve as co-placement agents and solicit potential private placement investors in connection with the PIPE Investment. Prior to the execution of the placement agent agreement, in light of Citi’s knowledge of Aspiration, and after careful consideration of the potential benefits of engaging Citi and its affiliate, InterPrivate III agreed to sign a conflict waiver and consent agreement with Citi acknowledging Citi’s role as financial advisor to Aspiration in connection with the business combination and waiving any conflicts in connection with Citi acting in such dual roles, as contemplated therein.

Beginning on or about May 24, 2021, the co-placement agents, on behalf of InterPrivate III, in consultation with representatives of Aspiration, began contacting a limited number of potential private placement investors, each of whom agreed to maintain the confidentiality of the information received and to comply with restrictions on trading in InterPrivate III securities pursuant to customary non-disclosure agreements, to discuss Aspiration, the proposed business combination and the potential private placement, and to determine such investors’ potential interest in participating in the private placement. Based upon general concerns regarding challenges in the private placement market, the initial investor presentation distributed to prospective private placement investors reflected an equity value of the shares to be issued to Aspiration’s equityholders in the proposed business combination of $2.25 billion assuming a $10.00 per share price, with the possibility of issuing additional shares to Aspiration stockholders if a post-closing, price-based earnout is achieved. In addition, in light of concerns about challenges in the private placement market, the parties decided to reduce the target size of the private placement raise from $290 million to $200 million, with the option of upsizing if warranted by demand.

Beginning on May 24, 2021 and through the beginning of July, representatives of InterPrivate III, Aspiration and the co-placement agents participated in various virtual meetings with prospective participants in the private placement.

On June 15, 2021, the InterPrivate III Board, InterPrivate III’s management and representatives of Aspiration, including Mr. Cherny and Rojeh Avanesian, Aspiration’s Chief Financial Officer, held a video conference where Aspiration made a management presentation to InterPrivate III’s board and management describing the business, financial performance and results of operations of Aspiration including financial projections prepared by Aspiration.

During June and July of 2021, representatives of InterPrivate III, Aspiration, Morgan Stanley, PJT and Citi held a series of telephonic meetings to discuss the PIPE Investment and potential revisions to certain transaction terms in order to increase investor interest in the PIPE Investment. Representatives of Morgan Stanley and PJT noted that the private placement market for SPAC transactions had softened in recent weeks, which may make it difficult to generate sufficient investor interest in the PIPE Investment to meet the parties’ current targeted size of $200 million. The parties discussed certain considerations, including that prospective private placement investors may take a more favorable view of a transaction structure that subjected a greater proportion of the equity payable to Aspiration’s stockholders to a price-based earnout. Representatives of InterPrivate III also noted that the stock prices of financial technology-focused companies in general had declined in recent weeks. Following these discussions, on July 19, 2021, the parties agreed to an equity valuation of $1.75 billion for the shares issued to Aspiration’s stockholders at closing, with the possibility of the stockholders receiving an additional 850.0 million shares according to a price-based earnout formula in four tranches as follows: an additional 25.0 million shares would vest if the shares traded at $12.00 or higher within 18 months of closing, another 30 million shares would vest if the shares traded at $15.00 or higher within 36 months of closing, another

15 million shares would vest if the shares traded at $20.00 or higher within 48 months of closing and a final 15 million shares would vest if the shares traded at $30.00 or higher within 60 months of closing (in each case assuming the relevant price level is achieved for 20 out of 30 consecutive trading days). The parties revised the presentation for prospective private placement investors to reflect this equity valuation and earnout formula.

On July 7, 2021, affiliates of the Sponsor funded an unsecured loan of $1.25 million to Aspiration due January 22, 2022 on the same economic terms as the Prior Senior Secured Promissory Notes (defined below), including guarantees provided by affiliates of Aspiration. Andrei Cherny, Aspiration’s co-founder, Chief Executive Officer and director, and affiliates of Aspiration co-founder and director, Joseph Sanberg, also entered into unsecured promissory notes in aggregate principal amount of $1.25 million to Aspiration on the same terms. On August 16, 2021, Aspiration prepaid the outstanding principal amount of the loan to affiliates of the Sponsor in full, together with a repayment multiple totaling $568,750.

On July 21, 2021, the InterPrivate III Board held a meeting by video conference that was also attended by representatives of White & Case and InterPrivate III management. Mr. Fattouh and Mr. Krenteras provided the board with an update of the current status of the potential business combination with Aspiration, including the PIPE Investment and the Merger Agreement. The InterPrivate III Board asked questions, and a discussion ensued. Representatives of White & Case then led a discussion with the InterPrivate III Board regarding the fiduciary duties of board members under Delaware law in connection with the potential business combination. Following discussion, the InterPrivate III Board authorized management to continue to negotiate the transaction, with final terms to be approved by the board.

On July 22, 2021, InterPrivate III’s management and the InterPrivate III Board held a video conference with McKinsey & Co. (“McKinsey”), a business due diligence consultant to InterPrivate III. At the meeting, McKinsey provided an overview of its assessment of Aspiration’s business model, offerings, revenue channels and relevant industry trends.

On July 23, 2021, Aspiration entered into amended and restated senior secured promissory notes (the “New Senior Secured Promissory Notes”) with an affiliate of Inherent Group, LP (“Inherent”) and certain other holders of the Prior Senior Secured Promissory Notes. The New Senior Secured Promissory Notes replaced senior secured promissory notes (the “Prior Senior Secured Promissory Notes”) previously issued by Aspiration on March 12, 2021 to Inherent and certain other parties in the aggregate principal amount of $63.0 million, of which $33.0 million had been drawn at the time Aspiration and Inherent and such other parties entered into the New Senior Secured Promissory Notes.

Between August 5, 2021 and August 13, 2021, representatives of InterPrivate III held several due diligence calls with representatives of Aspiration and their counsel, including with respect to ESG and regulatory compliance, financial and audit matters, public company readiness, and other legal and business diligence topics.

On August 10, 2021, the InterPrivate III Board and management convened a meeting with representatives of Morgan Stanley and PJT to discuss the financial aspects of the potential business combination, the PIPE Investment and the expected pro forma capitalization of the combined company following the closing of the potential business combination. At the meeting, the senior management of InterPrivate III provided an overview of the proposed business combination with Aspiration (including the rationale for the selection of Aspiration as InterPrivate III’s business combination target). Representatives of Morgan Stanley and PJT, and the InterPrivate III Board also discussed risks and opportunities in the ESG sector, financial information as well as data and analysis provided by the Aspiration management team. The InterPrivate III Board also considered the business and operations of Aspiration including Aspiration’s projections regarding Aspiration’s business, prospects, financial condition, and operations, as well as summaries of Aspiration’s technology, products, offerings, management, competitive position, strategic business goals and objectives, general economic, industry, regulatory, and financial market conditions, and opportunities and competitive factors within Aspiration’s industry.

On August 12, 2021, representatives of White & Case provided the InterPrivate III Board and management with a summary of the findings of White & Case’s legal due diligence review of Aspiration and its business operations, including based upon White & Case’s review of certain materials and information provided by representatives of Aspiration in the virtual data room, pursuant to email and telephone communications prior to such date and in response to a series of supplemental legal due diligence requests that were provided to Aspiration’s representatives during the course of negotiations. Such findings were discussed throughout the diligence process.

From August 13 to August 17, 2021, White & Case and Latham traded revised drafts of the Merger Agreement and related transaction documentation. Two of the key points negotiated during this period included the terms of the Aspiration stockholder earnout and the size of the minimum cash condition.

On August 15, 2021, InterPrivate III’s board and management held a meeting with representatives of White & Case to discuss the results of White & Case’s legal due diligence, as well as the status and terms of the transaction documents.

Following additional conversations with prospective private placement investors during the first weeks of August, and in consultation with financial advisors to InterPrivate III and Aspiration, InterPrivate III explained that the challenges in the private placement market would require the terms of the transaction to be further modified. Specifically, InterPrivate III believed that successfully completing the PIPE Investment would require offering downside price protection to private placement investors and that in exchange, Aspiration’s equityholders would be able to receive additional shares based upon the trading price over a five year period after closing. Accordingly, InterPrivate III proposed the following:

•

the implied equity value of the shares issued to Aspiration’s stockholders at closing would be equal to $1.75 billion, assuming a $10.00 per share price, with the possibility for the stockholders to receive up to an additional 1.0 billion shares in five, price-based earnout tranches of 20 million shares each. Under this arrangement, such additional shares would be earned if the stock price equals or exceeds the following amounts: (i) $12.50 per share prior to the 18-month anniversary of closing, (ii) $15.00 per share prior to the 36-month anniversary of closing, (iii) $17.50 per share prior to the 36-month anniversary of closing, (iv) $20.00 per share prior to the 48-month anniversary of closing and (v) $25.00 per share prior to the 60-month anniversary of closing (in each case, as measured over any 20 trading days within any 30-day trading period);

•

private placement investors would have the opportunity to receive temporary post-closing price protection from the equity that would otherwise be issued to Aspiration pre-closing shareholders in exchange for the private placement investors’ commitment to extended anti-hedging provisions. Specifically, up to 20.0 million shares of the surviving entity’s common stock that would otherwise either be issued to Aspiration’s pre-closing equityholders would be set aside to provide downside price protection to private placement investors based upon the volume weighted average price of the shares of the surviving entity’s common stock measured during the 60-day period after the resale registration statement is declared effective, subject to the private placement investors agreeing to anti-hedging restrictions during such period.

•	the proposed size of the PIPE Investment would be $200 million; and

•	the right of certain Aspiration stockholders to receive “high vote” shares would be eliminated.

After consideration of this proposal, including consultation with its advisors, representatives of Aspiration agreed to such revised terms.

On August 16, 2021, InterPrivate III’s board held a meeting via teleconference to discuss the final transaction terms and evaluate the business combination. Representatives of White & Case were also in attendance by invitation of the board. InterPrivate III’s management and the representatives of White & Case described both the diligence process undertaken to evaluate Aspiration and the final negotiations of the terms of the transaction. Representatives of White & Case reviewed the terms of the business combination, including the Merger Agreement and the other definitive agreements. Each member of the board was present at the meeting.

With the assistance of White & Case and InterPrivate III’s management, the board discussed and reviewed the proposed business combination, the terms and conditions of the Merger Agreement and the other definitive agreements, the potential benefits of and risks relating to the proposed business combination and related transactions and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. Following such discussion, including asking questions of InterPrivate III’s management and White & Case, the InterPrivate III board unanimously determined that the business combination was advisable and in the best interests of InterPrivate III and its stockholders. Upon motions duly made and seconded, the InterPrivate III board unanimously approved: (i) the Merger Agreement, each of the related agreements and the business combination; (ii) the PIPE Investment; and (iii) the issuance of shares of InterPrivate III’s common stock in connection with the business combination, and recommended that the InterPrivate III stockholders approve the Merger Agreement and the transactions contemplated thereby.

On August 17, 2021, White & Case and Latham finalized the Merger Agreement, the support agreements and the other transaction documents. Also on August 17, 2021, representatives of the co-placement agents and White & Case had several discussions with prospective investors in the PIPE Investment regarding the Subscription Agreement. Following these negotiations, the co-placement agents circulated final forms of the Merger Agreement and Subscription Agreement to the prospective investors for review, as well as final allocations for the amount to be invested by each prospective investor.

On August 18, 2021, Aspiration and InterPrivate III mutually executed and delivered the Merger Agreement and related documents and agreements.

On August 18, 2021, substantially concurrently with the execution and delivery of the Merger Agreement, (i) InterPrivate III and the private placement investors entered into the Subscription Agreements pursuant to which the private placement investors committed to subscribe for and purchase, in the aggregate, 20.0 million shares of Class A common stock of InterPrivate III for $10 per share for an aggregate purchase price equal to $200.0 million.

Before the market opened on August 18, 2021, Aspiration and InterPrivate III issued a joint press release announcing the execution of the Merger Agreement. InterPrivate III filed with the SEC a Current Report on Form 8-K on August 18, 2021 and on August 19, 2021, a Form 8-K/A announcing the execution of the Merger Agreement. The Current Report on Form 8-K and Form 8-K/A also contained other ancillary documents and the investor presentation prepared by members of the InterPrivate III and Aspiration management teams and their respective representatives and used in connection with meetings with prospective PIPE investors and other persons regarding Aspiration and the Merger.

The InterPrivate III Board’s Reasons for the Approval of the Business Combination

On August 16, 2021, the InterPrivate III Board unanimously (i) approved the signing of the Merger Agreement and the transactions contemplated thereby and (ii) directed that the Merger Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to our stockholders for approval and adoption, and recommended that our stockholders approve and adopt the Merger Agreement, related transaction documentation and such other proposals.

In the prospectus for our IPO, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. We intended to seek to acquire companies that we believe meet one or more of the following criteria:

•	have strong, experienced management teams with proven track records of success leading high growth companies to sustained profitability and creating value for their stockholders;

•	operate in a market segment that has historically been able to support multiple, sizable competitors and is expected to enjoy segment-wide tailwinds that will support excess profitability and growth;

•

have created a competitive advantage, relative to their competitors, by utilizing technology to re-engineer their workflow, reduce expenses, enhance their flexibility, accelerate innovation and improve their product offering and client service;

•	are able to grow rapidly without sacrificing profitability and to employ technology to operate at a lower cost while providing a higher quality product; and

•	have proven, simple unit economics that are supported by industry experience and that are capable of generating stable, predictable revenue.

These illustrative criteria were not intended to be exhaustive. We stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, we indicated that we would disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination.

The InterPrivate III Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors, which are not weighted or in any order of significance:

•

Reasonableness of Aggregate Consideration. Following a review of the financial data provided to InterPrivate III, including Aspiration’s historical financial statements and certain unaudited prospective financial information, as well as InterPrivate III’s due diligence review of Aspiration’s business and the views of InterPrivate III’s financial advisors, the InterPrivate III Board considered the aggregate consideration to be paid and determined that such consideration was reasonable in light of such data and financial information.

•

Attractive Valuation. The InterPrivate III Board considered Aspiration’s implied valuation following the Business Combination relative to the current valuations experienced by comparable publicly traded companies and deemed it favorable for InterPrivate III and its stockholders.

•

Favorable Prospects for Future Growth and Financial Performance. Current information and forecast projections from Aspiration’s management regarding (i) Aspiration’s business, prospects, financial condition, operations, products, offerings, management, competitive position and strategic business goals and objectives, with specific reference to Aspiration management’s projections for fiscal years 2021, 2022 and 2023 included in this proxy statement/prospectus, (ii) general economic, industry, regulatory and financial market conditions and (iii) opportunities and competitive factors within Aspiration’s industry are supportive of the growth potential of New Aspiration.

•

Large and Growing Addressable Market. The total addressable market for sustainability services is large. Aspiration expects its total addressable market to grow from approximately $250 billion in 2021 to $680 billion by 2030.

•

Target Industry. The InterPrivate III Board and management possess deep knowledge of the financial services industry, and the fact that Aspiration’s business falls squarely within this particular area of expertise provides InterPrivate III with an opportunity to leverage such expertise in order to realize the investment potential from the Business Combination.

•

Opportunities for Growth. Aspiration’s existing platform supports the further penetration within its existing markets and customers, the addition of new customers and the entry into adjacent markets, both in the United States and internationally.

•

Results of Due Diligence. The InterPrivate III Board relied on the results of a due diligence investigation conducted by InterPrivate III’s management team and outside advisors from March 2021 to August 2021, which included:

•	extensive virtual meetings and calls with Aspiration’s management team regarding its operations, business plan and the proposed transaction; and

•

review of materials related to Aspiration and its business, made available by Aspiration and deemed appropriate for review in the context of the size of the transaction and the scope of Aspiration’s operations, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters and other regulatory and compliance matters and other legal and business information.

•

Continued Ownership By Current Aspiration Stockholders. Aspiration’s existing stockholders would be receiving a significant amount of New Aspiration Class A common stock as its consideration and 100% of the existing stockholders of Aspiration are “rolling over” their existing equity interests into equity interests in New Aspiration, which would represent approximately [●]% of the pro forma ownership of New Aspiration at the Closing, after giving effect to the PIPE Investment and assuming none of InterPrivate III’s current public stockholders exercise their redemption rights in connection with the Business Combination.

•

Best Available Opportunity. The InterPrivate III Board determined that the proposed Business Combination represents the best potential business combination for InterPrivate III based upon the process utilized to evaluate and assess other potential acquisition targets, and at the time it approved the transaction had not identified another target that it determined would represent a preferred transaction opportunity, taking into account the potential risks, rewards and uncertainties associated with potential alternatives. No opportunity came to the attention of any member of InterPrivate III’s management or the InterPrivate III Board in his or her personal capacity which impacted InterPrivate III’s search for an acquisition target.

•

Negotiated Transaction. The financial and other terms and conditions of the Merger Agreement and the transactions contemplated thereby, including each party’s representations, warranties and covenants, the conditions to each party’s obligations and the termination provisions, were the product of arm’s length negotiations between InterPrivate III and Aspiration, and the InterPrivate III Board believes that such terms are reasonable and fair to InterPrivate III’s stockholders.

•

Likelihood of Closing the Business Combination. The InterPrivate III Board believes that an acquisition of Aspiration by InterPrivate III has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

The InterPrivate III Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following, which are not weighted or in any order of significance:

•

Benefits Not Achieved. The risk that the potential benefits of the Business Combination or anticipated performance of New Aspiration may not be fully achieved, or may not be achieved within the expected timeframe and that the results of operations of the New Aspiration’s business will differ materially from the projections prepared by Aspiration and reviewed by InterPrivate III .

•

Current Public Stockholders Exercising Redemption Rights. The risk that some of InterPrivate III’s current public stockholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•	Dilution to InterPrivate III’s Stockholders. InterPrivate III’s stockholders will hold a small minority share position in New Aspiration.

•	No Third-Party Valuation. The risk that InterPrivate III did not obtain a third-party valuation or fairness opinion in connection with the Business Combination.

•

Transaction Fees and Expenses Incurred by New Aspiration. The substantial transaction fees and expenses to be incurred in connection with the Business Combination (which are currently expected to be approximately $49 million) and the negative impact of such expenses on New Aspiration’s cash reserves and operating results if the Business Combination is not completed.

•

Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination of InterPrivate III’s financial performance, operating results and stock price.

•

Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits InterPrivate III from soliciting or discussing other business combination proposals, which restricts InterPrivate III’s ability to consider other potential business combinations for so long as the Merger Agreement remains in effect.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•

Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within InterPrivate III’s control, including the condition that InterPrivate III have available at the Closing of the Business Combination an amount of cash of at least $200 million in the aggregate, including funds from the Trust Account and proceeds from the PIPE Investment before giving effect to the payment of transaction costs.

•

Liquidation. The risks and costs to InterPrivate III if the Business Combination is not completed, including the risk of diverting its management team’s focus and resources from other business combination opportunities, which could result in InterPrivate III being unable to effect a business combination within the completion window and force InterPrivate III to liquidate.

•

Role of Citi. The fact that Citi is serving as Aspiration’s financial advisor and would receive the fee to be paid as a financial advisor to Aspiration and the fee for Citi’s services to InterPrivate III as a co-placement agent for the PIPE Investment.

•	Other Risks. Various other risks associated with the Business Combination and Aspiration’s business under the section entitled “Risk Factors.”

The InterPrivate III Board concluded that the potential benefits that it expected InterPrivate III and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the InterPrivate III Board unanimously determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, InterPrivate III and its stockholders.

Certain Projected Financial Information

Aspiration previously provided InterPrivate III with its internally prepared forecast for the full year 2021 and each of the years in the following four-year period ending December 31, 2025 (herein referred to as the “Projections”). The Projections for each of the years are presented in the table below.

The Projections are included in this proxy statement/prospectus solely to provide investors access to information made available in connection with the InterPrivate III Board’s consideration of the proposed Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was July 16, 2021.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of Aspiration nor InterPrivate III nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of InterPrivate III and Aspiration assume no responsibility for, and disclaim any association with, the Projections.

The Projections were prepared in good faith by Aspiration management based on their reasonable best estimates and assumptions with respect to the expected future financial performance of Aspiration at the time the Projections were prepared and speak only as of that time.

The Projections were developed by Aspiration and considered various material assumptions, including, but not limited to, the following:

•	Aspiration’s consumer financial products and sustainability offerings will continue to be available to individuals and businesses as they exist today;

•	demand for consumer financial products and sustainability solutions will remain strong and business growth will remain consistent with past years; and

•	Aspiration will maintain a leading market position in providing sustainability solutions to individuals and enterprises.

The Projections are forward-looking and reflect numerous estimates and assumptions with respect to market growth, competition, economic, market and financial conditions and matters specific to the business of Aspiration, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Projections were prepared solely for internal use to assist InterPrivate III in its evaluation of Aspiration and the potential Business Combination. Aspiration has not warranted the accuracy, reliability, appropriateness or completeness of the Projections to anyone, including InterPrivate III. Neither Aspiration management nor any of their representatives has made or makes any representations to any person regarding the ultimate performance of Aspiration relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Aspiration may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.

We encourage you to review the financial statements of Aspiration included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Summary Historical Financial Information of Aspiration” and “Summary Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

(in millions)	2021E	2022E	2023E	2024E	2025E
Revenue	$98	$254	$508	$941	$1,503
Adjusted EBITDA(1)	$(149)	$(179)	$(99)	$110	$415

(1)

Adjusted EBITDA is defined as net income (loss), excluding (i) interest expenses relating to credit facilities and convertible notes, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization and (iv) stock-based compensation expense

Adjusted EBITDA is a non-GAAP financial measure and may be different from similarly titled non-GAAP financial measures used by other companies. Each of Aspiration and InterPrivate III believes that the use of Adjusted EBITDA provides useful information to investors and others in understanding and evaluating Aspiration’s results of operations, as well as providing a useful measure for period-to-period comparisons of Aspiration’s business performance. Moreover, it is a key measurement used by Aspiration’s management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. Adjusted EBITDA should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Due to the forward looking nature of projected Adjusted EBITDA, it is presented in the table above on a non-GAAP basis without reconciliations to net income (loss), the most directly comparable GAAP measure, due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Summary of InterPrivate III’s Financial Analysis

The following is a summary of the material financial analyses prepared for and reviewed by the InterPrivate III Board in connection with the valuation of Aspiration. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by InterPrivate III nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the InterPrivate III Board.

In connection with approving the Merger Agreement, the InterPrivate III Board reviewed certain financial information of identified publicly traded companies that the InterPrivate III Board deemed to be comparable to Aspiration to assess the value that the public markets would likely ascribe to Aspiration following a business combination with InterPrivate III. The InterPrivate III Board used this supplemental financial information, which was current as of July 2021, for purposes of confirming the $1.75 billion Aspiration pre-transaction equity valuation. The relative valuation analysis was based on selected publicly traded companies in each of the following sectors: (i) high-growth consumer fintech, (ii) payments and commerce platforms, and (iii) consumer technology. These companies were selected by InterPrivate III’s management as publicly traded companies having businesses with similar business functions and roles, margins and growth rates. While these companies may share certain characteristics that are similar to those of Aspiration, the InterPrivate III Board recognized that no company was identical in nature to Aspiration. In addition, InterPrivate III’s management does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, an analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the values of the companies reviewed. InterPrivate III’s management and the InterPrivate III Board believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, InterPrivate III also made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and financial characteristics of Aspiration and the selected companies to provide a context in which to consider the results of the quantitative analysis.

In performing its analysis, InterPrivate III’s management team made assumptions with respect to, among other things, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of InterPrivate III, Aspiration or any other parties to the Business Combination. None of Aspiration, InterPrivate III, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in this analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Aspiration do not purport to be appraisals or reflect the prices at which the surviving entity’s securities may actually be valued or trade in the open market after the consummation of the Business Combination. Accordingly, the assumptions and estimates used in, and the results derived from, the below analyses are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Comparable Company Analysis

The comparable companies the InterPrivate III Board reviewed were:

High Growth Consumer Fintech	Payments & Commerce Platforms	Consumer Technology
Affirm Holdings, Inc. (“Affirm”)	Adyen N.V. (“Adyen”)	Airbnb, Inc. (“AirBnB”)
Afterpay Limited (“AfterPay”)	BTRS Holdings Inc. (“Billtrust”)	DoorDash, Inc. (“DoorDash”)
eToro Group Ltd. (“eToro”)	Coupa Software Inc. (“Coupa”)	DraftKings Inc. (“DraftKings”)
Lemonade, Inc. (“Lemonade”)	PayPal Holdings, Inc. (“PayPal”)	Grab Holdings Ltd. (“Grab”)
MoneyLion Inc. (“MoneyLion”)	Shopify Inc. (“Shopify”)	Snap Inc. (“Snap”)
SoFi Technologies, Inc. (“SoFi”)	Square, Inc. (“Square”)
Upstart Holdings, Inc. (“Upstart”)

Using publicly available information, InterPrivate III’s management reviewed with the InterPrivate III Board, among other things, the following with respect to the period from 2022 (projected) through 2023 (projected) (the “Comparison Period”) as summarized below in Table 1:

•	the (i) year-over-year revenue growth rate percentage and (ii) Firm Value divided by projected revenue with respect to each company in the high growth consumer fintech sector; and

•	the sector median of the (i) year-over-year revenue growth rate percentage and (ii) Firm Value divided by projected revenue of the selected companies in each of the three identified sectors.

Table 1

Selected Public Companies	Firm Value / 2022E Revenue	Firm Value / 2023E Revenue	2021E-2022E Revenue Growth	2022E-2023E Revenue Growth
High Growth Consumer FinTech
Affirm	43.3x	31.7x	50%	36%
Lemonade	25.1x	17.0x	60%	47%
Afterpay	17.3x	12.5x	56%	38%
Upstart	14.2x	11.0x	32%	29%
eToro	10.4x	8.0x	23%	30%
MoneyLion	9.8x	5.9x	79%	40%
SoFi	8.3x	5.9x	53%	64%
Median	14.2x	11.0x	53%	38%
Payments & Commerce Platforms
Median	23.0x	18.1x	28%	27%
Consumer Technology
Median	12.2x	9.9x	37%	36%
Aspiration	7.7x	3.8x	159%	100%

Source: Company filings. Market data as of July 21, 2021.

For SPAC mergers, includes warrants if they were considered “in the money” on July 21, 2021. Payments & Commerce Platforms and Consumer Tech multiples reflect median values.

InterPrivate III’s management also reviewed an illustrative analysis of (i) the implied post-closing equity values and implied post-closing enterprise values of the surviving entity based upon a range of share prices from $8.00 per share to $30 per share (See Table 2) and (ii) the implied share price of the surviving entity revenue out or under performance versus Aspiration’s projections over a range of multiples of total equity value to projected 2022 and 2023 revenue (See Tables 3 and 4).

Table 2

Illustrative Share Price

	$8		$10		$12		$15		$20		$30
Fully Diluted Shares Outstanding (in millions)	228.2		228.2		253.2		283.2		298.2		313.2
Implied Equity Value (in millions)	$1,826		$2,282		$3,039		$4,249		$5,965		$9,397
Implied Enterprise Value (in millions)	$1,490		$1,947		$2,703		$3,913		$5,629		$9,061
Implied Multiple
TEV / 2022E Revenue	5.9	x	7.7	x	10.7	x	15.4	x	22.2	x	35.7	x
TEV / 2023E Revenue	2.9	x	3.8	x	5.3	x	7.7	x	11.1	x	17.8	x
Revenue Growth Rates
2021E - 2022E	159%
2022E - 2023E	100%

(1)	Includes Affirm, AfterPay, eToro, Lemonade, MoneyLion, SoFi and Upstart.
(2)	Includes Adyen, Billtrust, Coupa, PayPal, Shopify and Square.
(3)	Includes AirBnB, DoorDash, DraftKings, Grab and Snap.

Table 3

Illustrative Range of TEV / 2022E Revenue

		5.0x	7.7x	10.0x	15.0x	20.0x	25.0x
Out / (Under) Performance on 2022E Revenue (vs. Projections)	(20%)	$5.92	$8.29	$10.36	$13.34	$15.51	$19.09
	(10%)	$6.47	$9.15	$11.47	$14.85	$17.30	$20.26
	—	$7.03	$10.00	$11.34	$14.62	$19.09	$22.39
	(10%)	$7.58	$10.85	$12.34	$15.96	$19.83	$24.51
	20%	$8.14	$11.71	$13.34	$17.30	$21.54	$26.64

Table 4

Illustrative Range of TEV / 2023E Revenue

		5.0x	7.7x	10.0x	15.0x	20.0x	25.0x
Out / (Under) Performance on 2023E Revenue (vs. Projections)	(20%)	$6.81	$8.29	$13.36	$15.53	$19.12	$21.57
	(10%)	$7.48	$9.15	$14.87	$17.33	$20.29	$24.12
	—	$8.15	$10.00	$14.64	$19.12	$22.42	$26.68
	(10%)	$8.82	$10.85	$15.98	$19.86	$24.55	$29.23
	20%	$9.48	$11.71	$17.33	$21.57	$26.68	$30.27

(1)	Includes Affirm, AfterPay, eToro, Lemonade, MoneyLion, SoFi and Upstart.
(2)	Includes Adyen, Billtrust, Coupa, PayPal, Shopify and Square.
(3)	Includes AirBnB, DoorDash, DraftKings, Grab and Snap.

The InterPrivate III Board concluded that the metrics above supported their conclusion that the consideration payable in the transaction represented an attractive entry valuation relative to the comparable metrics for the selected comparable companies. The results of the above-referenced analysis supported the InterPrivate III Board’s determination, based on a number of factors, that it was fair to and in the best interests of InterPrivate III and its stockholders, and that it was advisable, to enter into the Merger Agreement and to consummate the Business Combination.

The inclusion of any of the foregoing information should not be regarded as an indication that any of InterPrivate III, Aspiration, Morgan Stanley, PJT, Citi, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. In addition, the foregoing information should not be regarded as, and does not represent, a fairness opinion nor a third-party valuation analysis from InterPrivate III’s advisors in connection with the InterPrivate III Board’s determination to approve the Business Combination.

The InterPrivate III Board retained Morgan Stanley and PJT based upon Morgan Stanley’s and PJT’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of InterPrivate III, Aspiration, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the applicable waiting periods (or any extension thereof) applicable under the HSR Act. The waiting period expired on October 1, 2021.

In addition, the Business Combination is subject to the filing by the Broker Dealer of a FINRA Consent Application with FINRA with respect to the Business Combination. The Closing is subject to the receipt by the Broker Dealer of FINRA’s approval with respect to the foregoing or, alternatively, the absence of any interim restrictions imposed by FINRA or notification sent to Aspiration or the Broker Dealer that FINRA intends to impose such a restriction, in each case after the date that is thirty days following the submission of the substantially complete FINRA Consent Application. The FINRA Consent Application was deemed substantially complete by FINRA on September 13, 2021. On September 30, 2021, FINRA imposed an interim restriction on the FINRA Consent Application, which prevents Closing from taking place until the interim restriction has been lifted or FINRA Approval has been granted.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — The InterPrivate III Board’s Reasons for the Approval of the Business Combination,” the InterPrivate III Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its IPO with respect to InterPrivate III’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Interests of InterPrivate III’s Directors and Officers in the Business Combination

In considering the recommendation of the InterPrivate III Board in favor of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as an InterPrivate III Stockholder. These interests include, among other things:

•

If we are unable to complete our initial business combination by March 9, 2023, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to InterPrivate III to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

•

There will be no liquidating distributions from the Trust Account with respect to the founder shares if we fail to complete a business combination within the required period. Our Sponsor purchased the founder shares prior to our IPO for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will convert into 5,750,000 shares of New Aspiration Class A common stock, and such shares will have a significantly higher value at the time of the Business Combination, which if unrestricted and freely tradable would have an aggregate market value of approximately $[●] based upon the closing price of $[●] per public share on the NYSE on [●], 2022, but, given the restrictions on such shares, we believe such shares have less value.

•

Simultaneously with the closing of our IPO, InterPrivate III consummated the sale of 577,500 Sponsor Private Placement Units and 115,000 Underwriter Private Placement Units at a price of $10.00 per unit in private placements to our Sponsor and EarlyBird, respectively, generating gross proceeds to InterPrivate III of $6,925,000. The private placement units are substantially identical to the units sold in our IPO, each containing one share of InterPrivate III Class A common Stock and one-fifth of one warrant to purchase one share of InterPrivate III Class A common stock. Each whole warrant is exercisable commencing 30 days following the Closing and terminating five years from the Closing for one share of New Aspiration Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by March 9, 2023, then the proceeds from the sales of the private placement units will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor and EarlyBird will be worthless. The warrants held by our Sponsor and EarlyBird had an aggregate market value of approximately $[●] based upon the closing price of $[●] per warrant on the NYSE on [●], 2022.

•

Our Sponsor will lose its entire investment in us if we do not complete a business combination by March 9, 2023. Certain of them may continue to serve as officers and/or directors of New Aspiration after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Aspiration Board determines to pay to its directors and/or officers.

•

Our Sponsor, directors and executive officers have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if InterPrivate III fails to complete a business combination by March 9, 2023.

•

In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

•

Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to InterPrivate III and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•

Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by InterPrivate III from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

•

Certain affiliates of our Sponsor have entered into Subscription Agreements, pursuant to which such affiliates have committed to purchase shares of InterPrivate III Class A common stock in the PIPE Investment and such affiliates may also receive Additional Shares pursuant to the Subscription Agreements.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Aspiration’s good faith estimate of such amounts assuming a Closing as of             , 2022.

(in millions)	Assuming No Redemption			Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$	[	●]	$	[	●]
PIPE Investment		[	●]		[	●]
Sellers’ Equity		[	●]		[	●]
InterPrivate III [Upfront Founder Equity]		[	●]		[	●]
Total Sources	$	[	●]	$	[	●]

Uses
Cash on Balance Sheet	$	[	●]	$	[	●]
Redemptions to Public Investors		[	●]		[	●]
Paydown of Aspiration Debt		[	●]		[	●]
Sellers’ Equity		[	●]		[	●]
Transaction costs		[	●]		[	●]
Total Uses	$	[	●]	$	[	●]

Directors and Executive Officers of New Aspiration after the Business Combination

Pursuant to the Merger Agreement, the New Aspiration Board will initially consist of [●] directors, one of whom will be Andrei Cherny, the Chief Executive Officer of Aspiration. The remaining members of the New Aspiration Board will consist of [●] director[s] designated by InterPrivate III who shall qualify as independent under applicable rules and regulations of the SEC and stock exchange rules and regulations (including the applicable rules and regulations of the                 ), and [●] of whom shall be mutually acceptable to InterPrivate III and Aspiration, taking into account relevant public company board composition requirements, and the remaining members of the New Aspiration Board will be designated by Aspiration.

The Merger Agreement contemplates that, at the Closing, New Aspiration will enter into a Stockholders’ Agreement with the Stockholder Parties, pursuant to which, among other things, (i) Cherny and Sanberg will be granted rights to designate two directors for election to the New Aspiration Board (and the Stockholder Parties

will vote in favor of such designees) and (ii) the Stockholder Parties will agree to vote their voting shares in favor of any recommendations by the New Aspiration Board. From and after the Closing, the Stockholders’ Agreement contemplates that the New Aspiration Board will consist of [●] directors with the initial chairperson of the New Aspiration Board being [●] and also contains certain provisions intended to maintain, following the consummation of the Business Combination, New Aspiration’s compliance with SEC and                  requirements with respect to director qualifications and independence. For more information about the Stockholders’ Agreement, see the section entitled “The Business Combination Proposal — Related Agreements — Stockholders’ Agreement.”

Stock Exchange Listing

InterPrivate III’s units, InterPrivate III Class A common stock and public warrants are publicly traded on the NYSE under the symbols “IPVF.U,” “IVPF” and “IPVF WS,” respectively. InterPrivate III intends to apply to list the New Aspiration Class A common stock and public warrants on the                  under the symbols “ASP” and “                ,” respectively, upon the Closing. New Aspiration will not have units traded following the Closing.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, although InterPrivate III will issue shares for outstanding equity interests of Aspiration in the Business Combination, InterPrivate III will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Aspiration issuing stock for the net assets of InterPrivate III, accompanied by a recapitalization. The net assets of InterPrivate III will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Aspiration.

Vote Required for Approval

This Business Combination Proposal will be approved and adopted only with the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

The Closing is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other Transaction Proposals (except the Adjournment Proposal, as described below) will not be presented to the InterPrivate III Stockholders for a vote.

Our Sponsor, along with InterPrivate III’s directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — InterPrivate III Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.

Recommendation of InterPrivate III Board

THE INTERPRIVATE III BOARD UNANIMOUSLY RECOMMENDS THAT THE INTERPRIVATE III STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of InterPrivate III’s directors may result in a conflict of interest on the part of one or more of our directors between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Transaction Proposals. See the section entitled “— Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by InterPrivate III and Aspiration. The representations, warranties and covenants made in the Merger Agreement by InterPrivate III and Aspiration were qualified and subject to important limitations agreed to by InterPrivate III and Aspiration in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that InterPrivate III and Aspiration each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of InterPrivate III or Aspiration, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.” InterPrivate III will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Effect of the Business Combination

In connection with the Closing, subject to the approval of the InterPrivate III Stockholders of the Business Combination Proposal, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly-owned subsidiary of InterPrivate III and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II with Merger Sub II surviving the Second Merger. Upon the Closing, Merger Sub II will be a wholly-owned subsidiary of InterPrivate III, which will become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.”

Merger Consideration

The aggregate value of the consideration paid in respect of Aspiration is $1,750,000,000. The Aspiration Stockholders will receive (i) shares of New Aspiration Class A common stock (valued at $10.00 per share) and

(ii) the contingent right to receive a pro rata portion of the Earn Out Shares. Of the aggregate consideration to be issued at the Closing, $200,000,000 (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow on the Closing Date in connection with the PIPE Investment. The 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at the First Effective Time will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors and, otherwise, to the holders of Aspiration common stock as of immediately prior to the First Effective Time. If certain conditions are met prior to the Closing, the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock.

Pursuant to the Merger Agreement, at the First Effective Time, the stock consideration to be issued to the then current holders of stock in Aspiration will be in the form of New Aspiration Class A common stock.

Additionally, effective as of the First Effective Time, each Aspiration option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such Aspiration option immediately prior to the First Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the First Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding immediately prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into capital stock of Aspiration following the First Effective Time. Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, New Aspiration will assume any outstanding indebtedness of Aspiration (including with respect to the Aspiration Convertible Notes that remain outstanding) and New Aspiration will be the obligor on such indebtedness.

In addition, the Merger Agreement contemplates that the Earn Out Participants, during the Earn Out Period, will be eligible to receive the Earn Out Shares, subject to a Triggering Event. Upon the occurrence of a Triggering Event, New Aspiration will release such Earn Out Shares to the Earn Out Participants.

Closing of the Business Combination

Unless InterPrivate III and Aspiration otherwise mutually agree, the Closing will take place on a date which is no later than three business days after the date on which all of the Closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (such date, the “Closing Date”). See “The Merger Agreement — Conditions to Closing” for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing Date, Merger Sub and Aspiration will effect the First Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and as soon as practicable thereafter and in any case on the same day, the Surviving Corporation and Merger Sub II will effect the Second Merger by filing a certificate of merger with the Secretary of State of the State of Delaware. The Business Combination will become effective at the time the certificate of merger for the Second Merger has been duly filed (or such later time as may be agreed in writing by InterPrivate III and Aspiration).

As of the date of this proxy statement/prospectus, the parties expect that the Closing will occur in the first quarter of 2022. However, there can be no assurance as to when or if the Business Combination will occur.

If the Closing has not occurred by the Termination Date, the Merger Agreement may be terminated by either InterPrivate III or Aspiration. However, a party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before the Termination Date and such action or failure to act constitutes a breach of the Merger Agreement. See “ — Termination.”

Covenants and Agreements

Conduct of Aspiration Prior to the Completion of the Business Combination

Aspiration has agreed that until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, except (a) to the extent InterPrivate III otherwise consents in writing, or (b) as expressly contemplated in the Merger Agreement or as set forth on a schedule to the letter Aspiration delivered to InterPrivate III in connection with execution of the Merger Agreement (the “Company Disclosure Letter”), it will, and will cause its subsidiaries to, use reasonable best efforts to conduct their operations in the ordinary course (with Aspiration’s actions taken in response to COVID-19 prior to the date of the Merger Agreement being deemed to be in the ordinary and usual course of business when determining whether actions taken after the date of the Merger Agreement are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, Aspiration and all of its direct and indirect subsidiaries (the “Group Companies”) may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the Group Companies or (y) in response to COVID-19 Measures (as defined in the Merger Agreement)).

In addition to the general covenants above, Aspiration has agreed that prior to the Closing, subject to specified exceptions, it will not without the written consent of InterPrivate III (such consent not to be unreasonably withheld, conditioned or delayed):

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except as otherwise required by any existing company benefit plan, the Merger Agreement or applicable legal requirements: (i) materially increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any material bonus to, any current or former employee, director or individual independent contractor except for such increases in the ordinary course of business that do not exceed the greater of (A) $50,000 individually or (B) 5% of total compensation either individually or in the aggregate; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, except severance or termination payments in connection with the termination of any employee whose annual base compensation does not exceed $200,000 in the ordinary course of business; (iii) enter into, amend or terminate any company benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a company benefit plan if it had been in effect on the date of the Merger Agreement (other than annual renewal of welfare plans in the ordinary course of business that do not result in more than a de minimis increase in cost to the Group Companies, and other than entering into employment offer letters in the ordinary course of business that do not contain severance and/or change in control benefits); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any company benefit plan; (v) grant any equity or equity-based compensation awards; or (vi) hire or engage any new employee or individual consultant or terminate the employment or engagement, other than for cause or due to death or disability, of any employee or individual consultant if such new employee or individual consultant will receive annual base compensation in excess of $300,000, other than in the ordinary course of business, consistent with past practice;

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(i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a lien (other than a permitted lien), abandon, fail to maintain, allow to lapse, transfer or otherwise dispose of, any right, title or interest of Aspiration in or to any owned intellectual property material to any of the businesses of the Group Companies (other than non-exclusive licenses of owned intellectual property granted by any Group Company to customers in the ordinary course of business consistent with past practice); (ii) waive, cancel, or modify any material rights in or to any intellectual property material to any business of the Group Companies; (iii) fail to diligently prosecute the patent applications owned by Aspiration other than applications that are immaterial or that Aspiration, in the exercise of its good faith business judgment, has determined to abandon; (iv) disclose, divulge, furnish to or make accessible to any third party who is not subject to an enforceable written agreement to maintain the confidentiality thereof any trade secrets constituting owned intellectual property or any trade secrets of any person to whom any Group Company has a confidentiality obligation; or (v) subject any material software constituting owned intellectual property to copy left terms;

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except for transactions solely among the wholly-owned Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) other than the exercise of any Aspiration option or Aspiration warrant outstanding on the date of the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other Equity Interests, as applicable, in any Group Company, except for the acquisition by Aspiration of any shares of capital stock, membership interests or other equity interests of Aspiration or of any Aspiration option or Aspiration warrant in connection with the repurchase, forfeiture or cancellation of such interests; or (iii) declare, set aside or pay any dividend or make any other distribution;

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grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company, other than (i) upon the exercise or settlement of Aspiration options under the company benefit plan and applicable award agreement outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, and (ii) as required to comply with any company benefit plan as in effect on the date of the Merger Agreement;

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issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, other than (i) upon the exercise or settlement of Aspiration options under the company benefit plan and applicable award agreement outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, and (ii) as required to comply with any company benefit plan as in effect on the date of the Merger Agreement;

•	amend its charter documents, or form or establish any subsidiary;

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(i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or substantially all or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

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sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of real or tangible assets or properties, in each case, other than (i) any disposition of obsolete assets in the ordinary course of business as set forth in the Company Disclosure Letter; (ii) dispositions of obsolete or worthless equipment; or (iii) transactions among Aspiration and its wholly-owned subsidiaries;

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(i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any indebtedness of, any person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of the Merger Agreement, in each case set forth in the Company Disclosure Letter; (iii) except in the ordinary course of business, create any material liens on any material property or assets of any of the Group Companies in connection with any indebtedness thereof (other than permitted liens); (iv) cancel or forgive any indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business;

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commence, release, assign, compromise, settle or agree to settle any legal proceeding material to the Group Companies or their respective properties or assets which would require a payment by the Group Companies in excess of $500,000, except in the ordinary course of business;

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except in the ordinary course of business: (i) materially modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any material contract; (ii) enter into any contract that would have been a material contract had it been entered into prior to the date of the Merger Agreement; (iii) waive, delay the exercise of, release or assign any material rights or claims under any material contract; or (iv) incur or enter into a contract requiring Aspiration to make any capital expenditures in excess of the amount set forth in the Company Disclosure Letter;

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except as required by U.S. GAAP (or any interpretation thereof) or applicable legal requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

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(i) make, revoke or change any material tax election in a manner inconsistent with past practice; (ii) settle or compromise any material tax liability or claim or assessment for a material amount of taxes; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file an amendment to any material tax return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) file or surrender any claim for a refund of taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity; (viii) prepare any tax return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on InterPrivate III, Aspiration or the subsidiaries of Aspiration;

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the intended income tax treatment;

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Aspiration or any of its subsidiaries;

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subject to the second bullet above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates, other than (i) payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth in the Company Disclosure Letter as existing on the date of the Merger Agreement and (ii) payments to employees in the ordinary course of business;

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implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” legal requirement;

•	enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

•	agree to take any of the actions described above.

Conduct of InterPrivate III Prior to the Completion of the Business Combination

InterPrivate III has agreed that, until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, except (a) to the extent Aspiration otherwise consents in writing, or (b) as expressly contemplated in the Merger Agreement, any transaction documents, or as set forth on the letter InterPrivate III delivered to Aspiration in connection with execution of the Merger Agreement, it will, and cause its subsidiaries to, conduct their operations in the ordinary course (with InterPrivate III and its subsidiaries’ actions taken in response to COVID-19 prior to the date of the Merger Agreement being deemed to be in the ordinary and usual course of business when determining whether actions taken after the date of the Merger Agreement are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, InterPrivate III and its subsidiaries may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the InterPrivate III and its subsidiaries or (y) in response to COVID-19 Measures).

In addition to the general covenants above, InterPrivate III has agreed that prior to the Closing, subject to specified exceptions, it and its subsidiaries will not without the written consent of Aspiration (such consent not to be unreasonably withheld, conditioned or delayed):

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grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of InterPrivate III;

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declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•	purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of InterPrivate III or any of its subsidiaries;

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other than pursuant to the Subscription Agreements or except as provided in Section 7.12 of the Merger Agreement, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•	amend its organizational documents, InterPrivate III’s warrant agreement, InterPrivate III warrants or form or establish any subsidiary;

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(i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

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incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of InterPrivate III, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided, however, that InterPrivate III will be permitted to incur indebtedness (which shall constitute InterPrivate III transaction costs) from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of InterPrivate III in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing and in an aggregate amount not in excess of $1,500,000;

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except as required by United States generally accepted accounting principles (or any interpretation thereof) or applicable legal requirements, make any change in accounting methods, principles or practices;

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(i) make, revoke or change any material tax election in a manner inconsistent with past practice; (ii) settle or compromise any material tax liability or claim or assessment for a material amount of taxes; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file an amendment to any material tax return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) file or surrender any claim for a refund of taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity or (viii) prepare any tax return in any manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on InterPrivate III, Aspiration or the subsidiaries of Aspiration;

•	create any material liens on any material property or assets of InterPrivate III, Merger Sub or Merger Sub II;

•	liquidate, dissolve, reorganize or otherwise wind up the business or operations of InterPrivate III, Merger Sub or Merger Sub II;

•	commence, settle or compromise any legal proceeding;

•	engage in any material new line of business;

•	amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

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seek any approval from InterPrivate III shareholders to change, modify or amend the Trust Agreement or InterPrivate III’s organizational documents, except as contemplated by the InterPrivate III stockholder matters;

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knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the intended income tax treatment;

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other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of InterPrivate III, Merger Sub or Merger Sub II (including, for the avoidance of doubt, (x) the Sponsor and (y) any entity in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); or

•	agree in writing or otherwise agree, commit or resolve to take any of the actions listed above.

HSR Act and Regulatory Approvals

InterPrivate III and Aspiration have agreed to each prepare and file the notification required of it under the HSR Act in connection with the Business Combination as promptly as practicable after the date of the Merger Agreement, and no later than ten business days after such date, and to promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission (the “FTC”), U.S. Department of Justice, or any other governmental entity in connection with such notification and otherwise cooperate in good faith with each other and such governmental entities.

Each of InterPrivate III and Aspiration have agreed to promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and shall (and, to the extent required shall cause its affiliates to) request early termination of any applicable waiting periods under the HSR Act.

Each of InterPrivate III and Aspiration have agreed to promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other antitrust laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods.

InterPrivate III shall cooperate in good faith with any governmental entity and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable and, with the prior written consent of Aspiration, any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any governmental entity or the issuance of any order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination, including, (i) proffering and consenting and/or agreeing to an order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of Aspiration or InterPrivate III or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of Aspiration or InterPrivate III and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby

Each of InterPrivate III and Aspiration have agreed to promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their affiliates and their respective agents, representatives and advisors, on the one hand, and any governmental entity, on the other hand, with respect to the Merger Agreement or the Business Combination.

Without limiting the foregoing, each of InterPrivate III and Aspiration have agreed that it will: (i) promptly inform the other of any communication, whether written or oral, to or from the FTC, the U.S. Department of Justice or any other governmental entity regarding the Business Combination; (ii) permit each other to review in advance any proposed written communication to any such governmental entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any legal proceeding with respect to such transactions; (iv) not agree to participate in any meeting or discussion with any such governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the Business Combination unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such legal proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such party and their affiliates and their respective agents, representatives and advisors, on one hand, and any such governmental entity, on the other hand, in each case, with respect to the Merger Agreement and the Business Combination.

InterPrivate III, on the one hand, and Aspiration, on the other hand, have agreed to each pay 50% of any filing fees required by governmental entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of the Merger Agreement, the performance of the obligations thereunder and the consummation of the Business Combination, including filing fees in connection with filings under the HSR Act.

Except for filings under the HSR Act, each of InterPrivate III and Aspiration have agreed to, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all governmental entities that may be or become necessary for its execution and delivery of the Merger Agreement and the performance of its obligations pursuant the Merger Agreement (including those required by applicable approvals of the Group Companies) (the “Regulatory Filings”). Each of InterPrivate III and Aspiration have agreed to use reasonable best efforts to cooperate fully with the other and its affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and effect any such Regulatory Filing. With respect to the Regulatory Filings, each of InterPrivate III and Aspiration have agreed to use its reasonable best efforts and cooperate with the other (i) in timely making inquiries with governmental entities regarding the Regulatory Filings, (ii) in determining if any Regulatory Filings are required by governmental entities, and (iii) in timely making all Regulatory Filings (except with respect to such jurisdictions where InterPrivate III and Aspiration agree that a Regulatory Filing is not required). If InterPrivate III determines that it is required to make any Regulatory Filing or otherwise provide information with respect to InterPrivate III or any InterPrivate III personnel or affiliates to a governmental entity in connection with any approval, then Aspiration will, except as prohibited by applicable legal requirements (in which case Aspiration will use commercially reasonable efforts to obtain any required permission to allow disclosure), provide upon InterPrivate III’s request relevant portions of all past filings and correspondence with governmental entities with respect to any approvals related to such Regulatory Filing or information provision requirement that InterPrivate III reasonably determines to be necessary to make a complete, accurate and timely Regulatory Filing or provision of information.

InterPrivate III and Aspiration have agreed not to willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any Regulatory Filings or any other required consents, authorizations, orders and approvals that, if not received, would have or would reasonably be expected to have, a material adverse impact on the business of the Group Companies, taken as a whole.

Proxy Solicitation

InterPrivate III has agreed to, as promptly as practicable after the Registration Statement of which this proxy statement/prospectus forms a part is declared effective (i) cause the proxy statement/prospectus to be disseminated to its stockholders in compliance with applicable legal requirements, (ii) duly give notice of and convene and hold the Special Meeting in accordance with the InterPrivate III organizational documents, which meeting shall be held not more than 30 business days after the date on which InterPrivate III mails this proxy statement/prospectus to its stockholders, and (iii) solicit proxies from the holders of InterPrivate III Class A common stock to vote in favor of each of the Transaction Proposals, and to provide InterPrivate III’s stockholders with the opportunity to redeem shares of InterPrivate III Class A common stock. InterPrivate III has also agreed, through the InterPrivate III Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “InterPrivate III board recommendation”) and shall include the InterPrivate III board recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. To the fullest extent permitted by applicable legal requirements, (x) InterPrivate III’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any intervening event change in recommendation; and (y) InterPrivate III agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit the Transaction Proposals for approval of the InterPrivate III Stockholders. By written notice, Aspiration may request that InterPrivate III adjourn the Special Meeting (the “Aspiration Adjournment Request”) until the earlier of (A) fifteen days after the date for which the Special Meeting was then scheduled or (B) the date that is the third business day prior to

May 18, 2022, if Aspiration believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining approval of the Transaction Proposals from the InterPrivate III Stockholders or for the absence of a quorum of InterPrivate III Stockholders. Upon receipt of the Aspiration Adjournment Request, InterPrivate III shall adjourn the Special Meeting for the period of time specified in the Aspiration Adjournment Request; provided, that Aspiration may not issue more than one Aspiration Adjournment Request.

InterPrivate III Board Recommendation

Notwithstanding anything to the contrary contained in the Merger Agreement, the InterPrivate III Board may, at any time prior to, but not after, obtaining the approval of the Transaction Proposals from the InterPrivate III Stockholders, withdraw, amend, qualify or modify its recommendation to the InterPrivate III stockholders that they vote in favor of the proposals contained in this proxy statement/prospectus (an “Intervening Event Change in Recommendation”) if the failure to take such action would be a breach of the fiduciary duties of the InterPrivate III Board to the InterPrivate III Stockholders under applicable law; provided, that (A) Aspiration shall have received written notice from InterPrivate III of InterPrivate III’s intention to make an Intervening Event Change in Recommendation at least five business days prior to the taking of such action by InterPrivate III (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event (as defined below) in reasonable detail; (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by Aspiration, InterPrivate III and its representatives shall have negotiated in good faith with Aspiration and its representatives regarding any revisions or adjustments proposed by Aspiration to the terms and conditions of the Merger Agreement as would enable InterPrivate III to proceed with its recommendation of the Merger Agreement and the Business Combination and not make such Intervening Event Change in Recommendation; and (C) if Aspiration requested negotiations in accordance with clause (B), InterPrivate III may make an Intervening Event Change in Recommendation only if the InterPrivate III Board, after considering in good faith any revisions or adjustments to the terms and conditions of the Merger Agreement that the Aspiration Stockholders shall have, prior to the expiration of the five-business day period, offered in writing in a manner that would form a binding contract if accepted by InterPrivate III, continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the InterPrivate III stockholders under applicable law. An “Intervening Event” shall mean any event that (i) was not known to the InterPrivate III Board as of the effective date of the Merger Agreement and (ii) does not relate to (A) any Business Combination proposal or (B) clearance of the Business Combination under the regulatory approvals or any other applicable laws; provided, however, that (1) any change in the price or trading volume of InterPrivate III Class A common stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (in and of itself, but without preventing a determination of an Intervening Event as to the events underlying such change); and (2) Aspiration or any if its subsidiaries meeting, failing to meet or exceeding projections (in and of itself, but without preventing a determination of an Intervening Event as to the events underlying such change) shall not be taken into account for purposes of determining whether an Intervening Event has occurred. Notwithstanding anything to the contrary described above or contained in the Merger Agreement, during an Intervening Event Notice Period, the obligations on InterPrivate III and/or the InterPrivate III Board to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event a filing and or notice for a meeting was made prior to the Intervening Event Notice Period, InterPrivate III shall be permitted to adjourn such meeting and amend such filing as necessary in order to provide sufficient time for the InterPrivate III Stockholders to consider any revised recommendation.

Aspiration Stockholder Approval

Aspiration has agreed to use reasonable best efforts to solicit and obtain the written consent of the Aspiration Stockholders representing the requisite vote required to approve the Merger Agreement and the Business Combination promptly following the effectiveness of the Registration Statement. In the event Aspiration is not able to obtain such written consent of its stockholders within five business days of the

Registration Statement having been declared effective, Aspiration will convene a meeting of its stockholders for the sole purpose of voting on the approval of the Merger Agreement and the Business Combination as soon as reasonably practicable after this Registration Statement is declared effective. If such meeting is convened, Aspiration shall obtain the approval of the Aspiration Stockholders at such meeting and take all other action necessary or advisable to secure such approval as soon as reasonably practicable after this Registration Statement is declared effective.

No Solicitation

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, Aspiration shall not, and shall cause its subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly:

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solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than InterPrivate III and its agents, representatives, advisors) concerning any merger, sale of a majority of the ownership interests and/or assets of Aspiration, recapitalization or similar transaction involving Aspiration (each an “Aspiration Business Combination”);

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enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an Aspiration Business Combination; or

•	commence, continue or renew any due diligence investigation regarding an Aspiration Business Combination.

In addition, Aspiration shall, and shall cause its subsidiaries to, and to direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Aspiration Business Combination.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, each of InterPrivate III, Merger Sub and Merger Sub II shall not, and shall direct their respective Representatives not to, directly or indirectly:

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solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Aspiration, Aspiration Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of or by InterPrivate III, recapitalization or similar business combination transaction (each an “InterPrivate III Business Combination”);

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enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an InterPrivate III Business Combination; or

•	commence, continue or renew any due diligence investigation regarding an InterPrivate III Business Combination.

Additionally, each of InterPrivate III, Merger Sub and Merger Sub II shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any InterPrivate III Business Combination.

Each of InterPrivate III and Aspiration have agreed to promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other (and in the case of InterPrivate III’s receipt of an InterPrivate III Business Combination proposal, InterPrivate III will also provide notice to

Aspiration) if it or, to its knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to an Aspiration Business Combination or InterPrivate III Business Combination, as applicable (including the identity of the person making such inquiry or submitting such proposal, offer or submission).

If either InterPrivate III or Aspiration or its Representatives receives an inquiry, proposal, offer or submission with respect to an Aspiration Business Combination or an InterPrivate III Business Combination, as applicable, such party shall provide the other with a copy of such inquiry, proposal, offer or submission (and in the case of InterPrivate III’s receipt, InterPrivate III will also provide copies to Aspiration). Notwithstanding anything to the contrary, either InterPrivate III or Aspiration may respond to any unsolicited proposal regarding an Aspiration Business Combination or an InterPrivate III Business Combination, as applicable, only indicating that such party has entered into a binding definitive agreement with respect to the Business Combination and is unable to provide any information related to such party or any of its subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning an Aspiration Business Combination or an InterPrivate III Business Combination, as applicable.

The NYSE Listing

Prior to the Closing, InterPrivate III shall ensure the InterPrivate III Class A common stock and public warrants remain listed for trading on the NYSE, and shall cause the shares of InterPrivate III Class A common stock issued in connection with the Business Combination to be approved for listing on the NYSE at the Closing.

Indemnification of Directors and Officers

InterPrivate III has agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of InterPrivate III and any Group Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective organizational documents and InterPrivate III’s organizational documents or in any indemnification agreement with any InterPrivate III or Group Companies, will survive the Closing and continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, InterPrivate III will cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of InterPrivate III’s organizational documents or any such Group Company’s organizational documents as in effect immediately prior to the Closing Date or in any indemnification agreements of InterPrivate III or each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date.

InterPrivate III and the Group Companies have agreed not to amend, repeal or otherwise modify any exculpation, indemnification or advancement of expenses provisions in any manner that would adversely affect the rights of any D&O Indemnified Party for a period of six years from the Closing Date, except that New Aspiration will continue to honor the terms of the aforementioned provision in the event a legal proceeding was brought within the six year period.

For a period of six years following the Closing Date, InterPrivate III shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by InterPrivate III’s or one of the Group Companies’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage (the “D&O Tail”). If New Aspiration enters into a separate merger or acquisition following the Closing, then New Aspiration shall ensure that the D&O Tail is maintained by the acquiring entity (or entity into which New Aspiration is merging, if applicable) for the remainder of the six years.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•	Aspiration and InterPrivate III cooperating on the preparation and efforts to make effective this proxy statement/prospectus;

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InterPrivate III keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	the preparation of a joint press release by InterPrivate III and Aspiration announcing the execution of the Merger Agreement and the consummation of the transaction thereunder;

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each of Aspiration and InterPrivate III providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Aspiration’s and InterPrivate III’s (as applicable) and its subsidiaries’ properties, books, records and personnel;

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Aspiration agreeing not to engage in transactions involving securities of InterPrivate III prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of Aspiration and the transactions contemplated under the Merger Agreement;

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InterPrivate III and Aspiration agreeing to keep each other apprised of any events, developments or conditions that would (a) be reasonably likely to prevent the consummation of the Business Combination or (b) would require any amendment or supplement to this proxy statement/prospectus;

•	Aspiration waiving claims to the Trust Account in the event that the Business Combination does not consummate;

•	InterPrivate III agreeing not to amend or modify any of the Subscription Agreements without Aspiration’s prior written consent;

•	InterPrivate III taking steps to exempt the acquisition of InterPrivate III Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	InterPrivate III and Aspiration agreeing to take all actions necessary or appropriate to cause certain appointments to the New Aspiration Board;

•	agreement between InterPrivate III and Aspiration relating to certain tax matters;

•	the termination of certain affiliate agreements of Aspiration; and

•	confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Aspiration to InterPrivate III relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	corporate organization, qualification to do business, good standing and corporate power of its subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	compliance with applicable law;

•	possession of all licenses, permits and approvals;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of any material adverse effect and absence of certain other material changes;

•	absence of legal proceedings, governmental investigations, settlements and governmental orders;

•	employee compensation and benefits matters;

•	labor matters;

•	properties and assets;

•	tax matters;

•	environmental matters;

•	broker’s and finder’s fees related to the Business Combination;

•	intellectual property and information technology systems;

•	data privacy matters;

•	material contracts;

•	insurance;

•	related party transactions;

•	accuracy of Aspiration’s information provided in this proxy statement/prospectus;

•	anti-corruption matters;

•	vendors; and

•	sufficiency of assets.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to Aspiration means any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences (collectively, “Events”): (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of Aspiration to consummate the Mergers; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect (as defined in the Merger Agreement) pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemic, pandemics (including COVID-19 or any COVID-19 Measures (as defined in the Merger Agreement)), tsunami, flood, mudslide, wild fire, other natural or man-made disasters, act of God or other force majeure event; (iii) changes attributable to the public announcement, pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or governmental entities); (iv) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the effective date of the Merger Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the effective date of the Merger Agreement; (vi) any downturn in general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which Aspiration and its subsidiaries operate; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any matter set forth in the disclosure letter dated as of August 18, 2021, delivered by Aspiration to InterPrivate III, Merger Sub and Merger Sub II in connection with the execution the Merger Agreement; (x) any Events to the extent actually known by those individuals set forth on Schedule A of the disclosure letter dated as of August 18, 2021 and delivered by InterPrivate III, Merger Sub and Merger Sub II to Aspiration in connection with the execution of the Merger Agreement; (xi) any cyberattack on or involving Aspiration or any of its subsidiaries; or (xii) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, other than as a result of compliance with Aspiration’s obligations to use reasonable best efforts to conduct their operations in the ordinary course pursuant to the Merger Agreement, or (B) taken with the prior written consent of or at the prior written request of InterPrivate III, Merger Sub or Merger Sub II; provided, however, that if an Event or effect related to clauses (iv) through (vii) disproportionately and adversely affects the Group Companies, taken as a whole, compared to other similarly situated competitors persons operating in the same industry as the Group Companies, then such Events may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such Events have had a disproportionate and adverse impact on the Group Companies, taken as a whole, as compared to such other persons.

The Merger Agreement also contains representations and warranties made by InterPrivate III, Merger Sub and Merger Sub II to Aspiration relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	corporate organization, qualification to do business, good standing and corporate power of its subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	compliance with applicable law;

•	possession of all licenses, permits and approvals;

•	compliance with SEC required filings and preparation of financial statements;

•	absence of any material adverse effect and absence of certain other material changes;

•	legal proceedings and absence of governmental orders; business activities; absence of operations;

•	no undisclosed material contracts;

•	the NYSE stock market quotation;

•	the PIPE Investment;

•	the Trust Account;

•	indebtedness;

•	tax matters;

•	accuracy of InterPrivate III’s information provided in this proxy statement/prospectus;

•	employee benefit plans; and

•	InterPrivate III Board approval and advisability of Merger Agreement to stockholders;

•	title to assets;

•	affiliate transactions; and

•	broker’s and finder’s fees related to the Business Combination.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to InterPrivate III means any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences, (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of InterPrivate III, Merger Sub and Merger Sub II, taken as a whole; or (b) is reasonably likely to prevent or delay the ability of InterPrivate III, Merger Sub or Merger Sub II to consummate the Business Combination on or prior to the Termination Date; provided, however, that no change, event, circumstance, fact or occurrence or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a material adverse effect pursuant to clause (a) or (b) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in applicable legal requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (ii) changes or proposed changes in United States generally accepted accounting principles (or any interpretation thereof) after the date of the Merger Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

The representations and warranties in the Merger Agreement do not survive the Closing and, as described below under “— Termination,” if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement prior to such termination.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

•	HSR Act. The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

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Government Approvals. InterPrivate III and Aspiration will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the Business Combination.

•	No Prohibition. There shall not have been in force any order prohibiting or enjoining the consummation of the Business Combination.

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InterPrivate III Stockholder Approval. The adoption and approval by InterPrivate III stockholders of the Merger Agreement, the Business Combination and other proposals, other than the Adjournment Proposal, set forth in this proxy statement/prospectus.

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Aspiration Stockholder Approval. The adoption and approval by Aspiration Stockholders of the Merger Agreement and the Business Combination as required by applicable law, Aspiration’s organizational documents and all other agreements relating to securities of Aspiration and the conversion of all Aspiration preferred stock issued and outstanding into a number of shares of Aspiration common stock in accordance with Aspiration’s organizational documents immediately prior to the Closing.

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NYSE. New Aspiration Class A common stock to be issued in connection with the Closing shall have been approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

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Net Tangible Assets. InterPrivate III shall have at least $5,000,001 of net tangible assets after giving effect to any redemptions of shares of InterPrivate III Class A common stock by public stockholders and the PIPE Investment.

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FINRA. Either (i) the FINRA Approval (as defined in the Merger Agreement) shall have been obtained and shall be in full force and effect, or (ii) 30 days shall have passed since a substantially complete FINRA Consent Application shall have been submitted, and FINRA shall not have imposed an interim restriction in connection with the FINRA Consent Application and shall have notified Aspiration (or the Broker Dealer) that it does not intend to impose such a restriction.

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Registration Statement. This registration statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of this registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Additional Conditions to the Obligations of InterPrivate III, Merger Sub and Merger Sub II

The obligations of InterPrivate III to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by InterPrivate III:

•	Representations and Warranties.

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Certain of the representations and warranties of Aspiration regarding due incorporation, company subsidiaries, due authorization, capitalization and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date) and the representations and warranties regarding absence of certain changes or events shall be true and correct on and as of the Closing as though made on and as of the Closing Date.

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All of the other representations and warranties of Aspiration shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

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Agreements and Covenants. Each of the agreements and covenants of Aspiration to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects; provided, that a covenant of Aspiration shall only be deemed to have not been performed if Aspiration has failed to cure within 20 days after written notice by InterPrivate III (or if earlier, the May 18, 2022).

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Officer’s Certificate. Aspiration shall have delivered to InterPrivate III a certificate signed by an executive officer of Aspiration, dated as of the Closing Date, certifying that the conditions relating to the accuracy of Aspiration’s representations and warranties, no material adverse effect, and the performance of its obligations under the Merger Agreement have been fulfilled.

Additional Conditions to the Obligations of Aspiration

The obligations of Aspiration to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Aspiration:

•	Representations and Warranties.

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The representations and warranties of InterPrivate III contained in the first sentence of the capitalization representation in the Merger Agreement shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on and as of the Closing Date, except with respect to shares of InterPrivate Class A common stock redeemed by public stockholders; (ii) the representations and warranties of InterPrivate III, Merger Sub and Merger Sub II regarding due incorporation, parent subsidiaries, due authorization, capitalization, business activities, indebtedness, and brokers’ fees shall be true and correct in all material respects (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) on and as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date); (iii) the representations and warranties regarding absence of certain changes or events shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date.

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All of the other representations and warranties of InterPrivate III, Merger Sub and Merger Sub II shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

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Agreements and Covenants. Each of the agreements and covenants of InterPrivate III, Merger Sub and Merger Sub II to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

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Officer’s Certificate. InterPrivate III, Merger Sub and Merger Sub II shall have delivered to Aspiration a certificate signed by an executive officer of InterPrivate III, dated the Closing Date, certifying that the conditions relating to the accuracy of InterPrivate III’s, Merger Sub’s and Merger Sub II’s representations and warranties, no material adverse effect, and the performance of InterPrivate III’s, Merger Sub’s and Merger Sub II’s obligations under the Merger Agreement have been fulfilled.

•	Resignation from Office. Certain individuals shall have resigned from all of their positions and offices with InterPrivate III, Merger Sub and Merger Sub II.

•	Proposed Charter. The existing charter of InterPrivate III shall be amended and restated to the Proposed Charter.

•	Amended & Restated Bylaws. The existing bylaws of InterPrivate III shall be amended and restated to the Amended & Restated Bylaws.

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Trust Account. InterPrivate III shall have made appropriate arrangements to have the Trust Account, less amounts paid and payable (A) to stockholders who elect to have their InterPrivate III Class A common stock converted to cash in accordance with the provisions of InterPrivate III’s organizational documents; (B) for income tax or other tax obligations of InterPrivate III prior to Closing; (C) for any transaction costs of InterPrivate III; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of InterPrivate III, if any, available to InterPrivate III for payment of the transaction costs of Aspiration and the transaction costs of InterPrivate III at the Closing.

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Minimum Required Funds Condition. The funds contained in the Trust Account after all amounts required to be paid in connection with shares of InterPrivate Class A common stock redeemed by public stockholders, together with the PIPE Investment Amount and the Equity Financing Proceeds to the extent received from any PIPE Investor in connection with a reduction of their subscription for Committed Shares (as defined in the Subscription Agreements), shall, before giving effect to the payment of all InterPrivate III transaction costs and Aspiration transaction costs, equal or exceed $200,000,000.

Termination

Mutual Termination Rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by mutual written agreement of InterPrivate III and Aspiration at any time;

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by either InterPrivate III or Aspiration if the Closing has not occurred by the Termination Date. However, the right to terminate the Merger Agreement pursuant to this bullet will not be available to a party if such party’s breach of any of its obligations under the Merger Agreement is the principal cause of or results in the failure of the Closing to occur on or before the Termination Date;

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by either InterPrivate III or Aspiration if a governmental entity issues an order or takes any other action, in any case having the effect of permanently restraining, enjoining or prohibiting the consummation of the Business Combination, if such action is final and non-appealable; or

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by either InterPrivate III or Aspiration, if, at the Special Meeting (including any adjournments thereof), the Transaction Proposals, other than the Adjournment Proposal, are not duly adopted by the InterPrivate III Stockholders by the requisite vote under the DGCL and InterPrivate III’s governing documents.

Termination Rights of InterPrivate III

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

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by written notice to Aspiration from InterPrivate III if there is any breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of Aspiration or if any representation or warranty of Aspiration as set forth in the Merger Agreement shall have become untrue, in either case such that the conditions with respect to the accuracy of the representations and warranties of Aspiration and compliance by Aspiration with the covenants and agreements set forth in the Merger Agreement, in each case, subject to customary materiality qualifications, would not be satisfied, subject to a 30-day cure period and only if Aspiration is not entitled to terminate the Merger Agreement pursuant to the first bullet under “Termination Rights of Aspiration” below;

•	if the PCAOB Audited Financial Statements (as defined in the Merger Agreement) of Aspiration have not been delivered by September 15, 2021;

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if the PCAOB Audited Financial Statements delivered by Aspiration to InterPrivate III (i) do not contain an unqualified opinion or (ii) contain a materially adverse deviation from the Draft PCAOB Financial Statements (as defined in the Merger Agreement); or

•	if approval of the Merger Agreement and the Business Combination by the Aspiration Stockholders is not obtained prior to ten business days after the Registration Statement is declared effective.

Termination Rights of Aspiration

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

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by written notice to InterPrivate III from Aspiration if there is any breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of InterPrivate III, Merger Sub or Merger Sub II or if any representation or warranty of InterPrivate III, Merger Sub or Merger Sub II as set forth in the Merger Agreement shall have become untrue, in either case such that the conditions with respect to the accuracy of the representations and warranties of InterPrivate III, Merger Sub and Merger Sub II, subject to customary materiality qualifications, and compliance by InterPrivate III, Merger Sub and Merger Sub II with its covenants and agreements as set forth in the Merger Agreement, in each case, subject to customary materiality qualifications, would not be satisfied, subject to a 30-day cure period and only if InterPrivate III is not entitled to terminate the Merger Agreement pursuant to the first bullet under “Termination Rights of InterPrivate III” above; or

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by Aspiration if there has been an Intervening Event Change in Recommendation as described above in the section entitled “The Merger Agreement — Covenants and Agreements — InterPrivate III Board Recommendation.”

Effect of Termination

If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches or engages in actual and intentional fraud with the specific intent to deceive in the making of the representations and warranties in the Merger Agreement prior to such termination. The provisions of the Merger Agreement (i) requiring Aspiration and InterPrivate III to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (ii) whereby Aspiration waived any right, title, interest or claim to the Trust Account, (iii) regarding notice and the effect of termination and (iv) certain other general provisions, along with the confidentiality agreement by and between InterPrivate III and Aspiration, shall in each case survive the termination of the Merger Agreement.

Amendment

The Merger Agreement may be amended by the parties at any time by execution of a document in writing that is signed by all the parties.

Specific Performance

The parties to the Merger Agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Merger Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with InterPrivate III and Aspiration, pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination or other proposals that would impede or frustrate the Business Combination, to comply with the Merger Agreement’s prohibition on soliciting any alternative business combination transaction, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

In addition, InterPrivate III and the Sponsor agreed that beginning on the effective date of the Merger Agreement until the earlier of (a) the First Effective Time, (b) such date and time as the Merger Agreement may be terminated in accordance with its terms, and (c) the liquidation of InterPrivate III, our Sponsor will not (i) sell, assign, transfer (including by operation of law), create any lien or pledge, dispose of or otherwise encumber any of the Covered Shares (as defined in the Sponsor Support Agreement) or otherwise agree to do any of the foregoing (each a “Transfer”), (ii) deposit any of the Covered Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Sponsor Support Agreement or (iii) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any of the Covered Shares; provided, that our Sponsor may Transfer or agree to Transfer any of the Covered Shares (A) to any of its direct or indirect partners, members or equityholders or any of their respective affiliates, and (B) to any of our Sponsor’s officers or directors, any affiliate or any family member of any of our Sponsor’s officers or directors, and to any employees of such affiliates, so long as such transferee signs a joinder to the Sponsor Support Agreement and agrees to be bound by its terms.

Company Support Agreement

In connection with the execution of the Merger Agreement, InterPrivate III entered into the Company Support Agreement with Aspiration and certain Aspiration Stockholders, whereby such Aspiration Stockholders representing the requisite vote required to adopt the Merger Agreement and approve the Business Combination agreed, among other things, to vote (whether pursuant to a duly convened meeting of Aspiration’s stockholders or pursuant to an action by written consent) in favor of the adoption and approval of the Business Combination and any of the documents and transactions contemplated by the Merger Agreement following the time at which the Registration Statement shall have been declared effective under the Securities Act, and delivered or otherwise made available to the Aspiration Stockholders. Additionally, such Aspiration Stockholders agreed to not transfer any securities of Aspiration held by such stockholder from the date of execution of the Company Support Agreement until the earlier of the Closing and the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, and to not solicit any Aspiration Business Combination, in each case, subject to the terms and conditions of the Company Support Agreement.

Additionally, pursuant to the Amended & Restated Bylaws, holders of a substantial majority of New Aspiration Class A common stock will not be permitted to transfer their shares until the date that is 180 days after the Closing Date, subject to certain exceptions. For more information, please see the section entitled “Description of New Aspiration Securities — Authorized and Outstanding Stock — New Aspiration Common Stock — Lock-Up Restrictions.”

Registration Rights Agreement

In connection with the Closing, New Aspiration, our Sponsor, certain former holders of Aspiration securities, certain existing InterPrivate III Stockholders and EarlyBird will enter into the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, New Aspiration will be required to register for resale securities held by the stockholders party thereto. The Registration Rights Agreement provides that (a) the existing InterPrivate III Stockholders (other than EarlyBird) party thereto can demand up to two underwritten offerings, (b) the former holders of Aspiration securities party thereto can demand up to two underwritten offerings and (c) EarlyBird can demand one underwritten offering, in each case in any 12-month period, and such stockholders will also be entitled to certain piggyback registration rights. New Aspiration will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into prior to the consummation of the IPO. The Registration Rights Agreement will terminate on the earlier of (i) the five-year anniversary of the date of the Registration Rights Agreement or (ii) with respect to any applicable stockholder party thereto, on the date that such stockholder no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

Subscription Agreements

In connection with the execution of the Merger Agreement, InterPrivate III entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 20,000,000 shares of InterPrivate III Class A common stock at a purchase price of $10.00 per share for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement). In addition, if during the Adjustment Period, the Adjustment Period VWAP is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, Additional Shares equal to the product of (x) the number of Committed Shares issued to a PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (i) the aggregate purchase price paid by all PIPE Investors and (ii) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing)). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of Aspiration common stock as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

The PIPE Investment is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of InterPrivate III Class A common stock, including the shares of InterPrivate III Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Aspiration common stock.

Pursuant to the terms of the Subscription Agreements, New Aspiration is required to file a registration statement to register the resale of the shares issued to the PIPE Investors within 30 calendar days following the Closing Date and to use its commercially reasonable efforts to keep such registration statement effective until the earlier of (i) two years from the effective date of the registration statement, (ii) the date on which all of the shares issued pursuant to the Subscription Agreements have been sold or (iii) on the first date on which the PIPE Investors can sell all of the shares it received pursuant to the Subscription Agreements (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for New Aspiration to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

Stockholders’ Agreement

The Merger Agreement contemplates that, at the Closing, New Aspiration will enter into the Stockholders’ Agreement, a copy of which is attached to this proxy statement/prospectus as Annex H, with the Stockholder Parties, providing for certain governance and director nomination rights with respect to New Aspiration. Pursuant to the Stockholders’ Agreement, New Aspiration and the Stockholder Parties will agree to take all necessary action to cause the board to be comprised of [●] as of the Closing. Pursuant to the Stockholders’ Agreement, until the Sunset Date applicable to the Cherny Holders, Cherny shall have the right to nominate, and the New Aspiration Board and the Stockholder Parties will appoint and vote for one member of the New Aspiration Board (the “Cherny Designee”). Additionally, until the Sunset Date applicable to the Sanberg Holders, Sanberg shall have the right to nominate, and the New Aspiration Board and the Stockholder Parties will appoint and vote for one member of the New Aspiration Board (the “Sanberg Designee” and together with the Cherny Designee, the “Stockholder Designees” and individually, a “Stockholder Designee”).

Each Stockholder Party, to the extent not prohibited by the Proposed Charter, will vote all of the voting shares held by such Stockholder Party in such manner as may be necessary to elect and/or maintain in office as members of the New Aspiration Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement. Each Stockholder Party further agrees until the Sunset Date (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its voting shares, whether at any annual or special meeting, by written consent or otherwise, so as to vote its voting shares on all matters submitted to the stockholders of New Aspiration in accordance with the recommendation of the New Aspiration Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any Person in respect of such party’s New Aspiration equity securities that would prohibit such party from casting such votes in accordance with clause (i). The Stockholders’ Agreement contains certain requirements applicable to each Stockholder Designee that are intended to maintain, following the Closing, New Aspiration’s compliance with the rules and regulations promulgated by the SEC and                     .

Section 2 of the Stockholders’ Agreement (Agreement to Vote), Section 3 of the Stockholders’ Agreement (Board of Directors), and Section 4 of the Stockholders’ Agreement (Stockholder Designee Requirements) will terminate automatically (without any action by any party to the Stockholders’ Agreement) on the first date on which no voting party has the right to designate a director to the New Aspiration Board under the Stockholders’ Agreement. The remainder of the Stockholders’ Agreement will terminate automatically (without any action by any party thereto) as to each Stockholder Party when such Stockholder Party ceases to beneficially own any voting shares.

THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, InterPrivate III is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Proposal are approved, the Proposed Charter would replace the Current Charter.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter, as well as the InterPrivate III Board’s reasons for approval of the Charter Proposal. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.

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Change the post-combination company’s name to Aspiration, Inc. Currently, InterPrivate III’s name is InterPrivate III Financial Partners Inc. If the Charter Proposal is approved, InterPrivate III’s name will be changed to Aspiration, Inc. The InterPrivate III Board believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change. In addition, the InterPrivate III Board believes that having the Aspiration, Inc. name as our own going forward will strengthen our reputation, brand and, as a result, stockholder value.

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Removal of blank check company provisions. The InterPrivate III Board has determined that it is in the best interest of InterPrivate III to eliminate provisions of our Current Charter that are specific to our status as a blank check company. Removal of these provisions is desirable because these provisions will serve no purpose following consummation of the Business Combination, and many of these provisions cease to apply upon the consummation of InterPrivate III’s initial business combination. For example, these proposed amendments remove the prohibition on InterPrivate III entering into an initial Business Combination with another blank check company or a similar company with nominal operations. In addition, certain other provisions in our Current Charter require that proceeds from our IPO be held in the Trust Account until a business combination or liquidation of merger has occurred.

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Change stock classes and total number of authorized shares of common stock to [●] shares. Our Current Charter authorizes the issuance of 380,000,000 shares of InterPrivate III Class A common stock and 20,000,000 shares of InterPrivate III Class B common stock. The Proposed Charter authorizes the issuance of [●] shares of New Aspiration Class A common stock and [●] shares of New Aspiration Class B common stock. As part of the transactions contemplated by the Merger Agreement, all shares of InterPrivate III Class B common stock shall be automatically converted on a one-for-one basis into shares of InterPrivate III Class A common stock, and all shares of InterPrivate III Class A common stock shall become shares of New Aspiration Class A common stock under the Proposed Charter. The Proposed Charter also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the New Aspiration Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

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Require the affirmative vote of 66 2/3% in voting power of then outstanding shares of New Aspiration Class A common stock to (A) alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter, (B) approve certain mergers or consolidations and (C) remove a director. Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares for stockholders to adopt, amend, alter or repeal the Bylaws and the Current Charter and to remove a director from office. The Proposed Charter will provide that the New Aspiration Board or any individual director of New Aspiration may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least

66 2/3% of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. The Proposed Charter will also require an affirmative supermajority vote of the outstanding shares for the stockholders to alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter and to approve a merger or consolidation if, as a result, the capital stock of New Aspiration would become, or be converted into or exchanged for the right to receive, shares or other equity interests in a corporation that is not a public benefit corporation or similar entity. The InterPrivate III Board believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders.

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Provide that stockholders may not take action by written consent. The Current Charter permits only holders of New Aspiration Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders. The Proposed Charter instead prohibits stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent of stockholders without a meeting. The InterPrivate III Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

Vote Required for Approval

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by the InterPrivate III Stockholders. Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding InterPrivate III Shares, voting together as a single class. Abstentions have the same effect as a vote “AGAINST” the proposal.

Recommendation of InterPrivate III Board

THE INTERPRIVATE III BOARD UNANIMOUSLY RECOMMENDS THAT INTERPRIVATE III STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of InterPrivate III’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS

Overview

In connection with the Business Combination, InterPrivate III is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, InterPrivate III is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on InterPrivate III or the InterPrivate III Board (separate and apart from the approval of the Charter Proposal). In the judgment of the InterPrivate III Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).

Advisory Charter Proposals

Advisory Charter Proposal	Current Charter	Proposed Charter
Advisory Charter Proposal A — Changes in Capital Stock	The Current Charter authorizes 401,000,000 shares of capital stock, consisting of 380,000,000 shares of InterPrivate III Class A common stock and 20,000,000 shares of InterPrivate III Class B common stock, and 1,000,000 shares of preferred stock.	The Proposed Charter would authorize [●] shares of capital stock of New Aspiration, consisting of [●] shares of New Aspiration Class A common stock, [●] shares of New Aspiration Class B common stock and [●] shares of New Aspiration preferred stock.

Advisory Charter Proposal B — Public Benefit Corporation	The Current Charter does not provide for a public benefit corporation.	The Proposed Charter would provide that the purpose of New Aspiration is to engage in any lawful act or activity for which corporations, including public benefit corporations, may be organized under the DGCL as it now exists or may hereafter be amended and supplemented. The specific public benefit purpose of New Aspiration is to help those we serve Do Well and Do Good for People and the Planet.

Advisory Charter Proposal C — Director Removal	The Current Charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of InterPrivate III capital stock entitled to vote generally in the	The Proposed Charter would provide that the New Aspiration Board or any individual director of New Aspiration may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock of New Aspiration

Advisory Charter Proposal	Current Charter	Proposed Charter
	election of directors, voting together as a single class.	entitled to vote at an election of directors.

Advisory Charter Proposal D — Vote Required to Amend the Amended & Restated Bylaws or Certain Provisions of the Proposed Charter	The Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the Current Charter and InterPrivate III’s bylaws.	The Proposed Charter would require the approval by affirmative vote of the holders of at least 66 2⁄3% in voting power of the then outstanding shares of common stock of New Aspiration to alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter as follows: Article V, which addresses the rights of holders of New Aspiration common stock and New Aspiration preferred stock; Article VI, which addresses the number, election, terms and removal of the classified board structure and any directors thereof; Article VII, which addresses the conduct of our annual meetings and special meetings and the requirement that special meetings be called only by the New Aspiration Board; Article VIII, which provides that no director of New Aspiration will be liable for any breach of fiduciary duty, subject to the requirements of the DGCL; Article IX, which addresses New Aspiration’s election not to be governed by Section 203 of the DGCL and prohibits certain business combinations; Article X, which addresses indemnification of directors and officers of New Aspiration; Article XI, which establishes the Court of Chancery of the State of Delaware as the exclusive forum for certain actions; Article XII, which prohibits New Aspiration from engaging in certain mergers or consolidations; Article XIII, which exempts certain persons from liability for engaging in business activities that overlap or compete with New Aspiration; and Article XIV, which addresses

Advisory Charter Proposal	Current Charter	Proposed Charter
requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.

Advisory Charter Proposal E — Vote Required to Approve Certain Mergers or Consolidations	The Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares on all other matters properly submitted to a vote of the stockholders.	The Proposed Charter would require an affirmative supermajority vote of the outstanding shares for the stockholders to approve a merger or consolidation if, as a result, the capital stock of New Aspiration would become, or be converted into or exchanged for the right to receive, shares or other equity interests in a corporation that is not a public benefit corporation or similar entity.

Advisory Charter Proposal F — Stockholder Action by Written Consent	The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders.	The Proposed Charter would prohibit stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent.

Advisory Charter Proposal G — Changes in Connection with Adoption of the Proposed Charter	The Current Charter contains various provisions applicable only to blank check companies.	The Proposed Charter would (i) change the post-business combination company’s corporate name from “InterPrivate III Financial Partners Inc.” to “Aspiration, Inc.,” (ii) make the Company’s corporate existence perpetual and (iii) remove certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination.

Advisory Charter Proposal H — DGCL 203 Opt Out and Replacement	InterPrivate III is currently governed by Section 203 of the DGCL.	Under the Proposed Charter, New Aspiration would no longer be governed by Section 203 of the DGCL and, instead, the Proposed Charter would include a provision that is substantially similar to Section 203 of the DGCL, but excludes certain parties’ from the definition of “interested stockholder,” and will make certain related changes; however,

Advisory Charter Proposal	Current Charter	Proposed Charter
New Aspiration’s election to opt out of Section 203 of the DGCL would take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period immediately following the filing of the Proposed Charter, the Section 203 restrictions on business combinations would continue to apply

Advisory Charter Proposal I — Corporate Opportunities	The Current Charter provides that InterPrivate III renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and such opportunity is one InterPrivate III is legally and contractually permitted to undertake and would otherwise be reasonable for it to pursue, and to the extent the director or officer is permitted to refer that opportunity to InterPrivate III without violating another legal obligation.	The Proposed Charter would include a provision with respect to corporate opportunities, that would provide that each “Identified Person” is not subject to the doctrine of corporate opportunity and does not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Aspiration or any of its subsidiaries, subject to certain limited exceptions.

Reasons for Approval of the Advisory Charter Proposals

Advisory Charter Proposal A — Change in Capital Stock

The InterPrivate III Board believes that the greater number of authorized shares of capital stock for which the Proposed Charter provides is desirable for New Aspiration to have adequate authorized capital to complete the Business Combination and other transactions contemplated by this proxy statement/prospectus, and for any other corporate proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock plans. Additionally, the increase in the number of authorized shares of capital stock allows for flexibility for future corporate needs and future issuances of common stock if determined by the New Aspiration Board to be in the best interests of New Aspiration, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

The authorized but undesignated preferred stock will allow New Aspiration to discourage unsolicited and hostile attempts to obtain control by means of a merger, tender offer, proxy context or otherwise without incurring the risk, delay and potential expense incident to obtaining stockholder approval to amend the certificate of incorporation to authorize preferred stock or other defensive measures at the time of an unsolicited and hostile attempt to obtain control. As a result of this amendment, the New Aspiration Board will have the authority, without further action by the holders of New Aspiration common stock, to issue up to [●] shares of New Aspiration preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the rights and preferences, including voting rights, designated from time to time by the New Aspiration Board.

Advisory Charter Proposal B — Public Benefit Corporation

The InterPrivate III Board believes that becoming a public benefit corporation will help New Aspiration in executing its corporate mission and purpose. Delaware law provides that a public benefit corporation is a for-profit corporation that is intended to produce a public benefit or benefits specified in its certificate of incorporation and to operate in a responsible and sustainable manner.

Advisory Charter Proposal C — Director Removal

The InterPrivate III Board believes that, supermajority voting requirements will be appropriate to protect all stockholders against the potential self-interested actions by one or a few large stockholders. The InterPrivate III Board believes that, going forward, a supermajority voting requirement encourages the person seeking control of New Aspiration to negotiate with the New Aspiration Board to reach terms that are appropriate for all stockholders.

Advisory Charter Proposal D — Vote Required to Amend the Amended & Restated Bylaws or Certain Provisions of the Proposed Charter

The InterPrivate III Board believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Charter Proposal E — Vote Required to Approve Certain Mergers or Consolidations

A public benefit corporation is required to be managed in a manner that balances its stockholders’ pecuniary interests, the best interests of those materially affected by its conduct and the public benefit or benefits specified in the corporation’s certificate of incorporation. The InterPrivate III Board believes that becoming a public benefit corporation will help New Aspiration in executing its corporate mission and purpose, and as such that this voting requirement protects New Aspiration’s public benefit purpose.

Advisory Charter Proposal F — Stockholder Action by Written Consent

The InterPrivate III Board believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

Advisory Charter Proposal G — Changes in Connection with Adoption of the Proposed Charter

The InterPrivate III Board believes that changing the post-business combination corporate name from “InterPrivate III Financial Partners Inc.” to “Aspiration, Inc.” and making New Aspiration’s corporate existence perpetual is desirable to reflect the Business Combination with Aspiration and to clearly identify the post-business combination company as the publicly traded public benefit corporation. Additionally, perpetual existence is the usual period of existence for corporations, and the InterPrivate III Board believes that it is the most appropriate period for New Aspiration following the Business Combination.

Furthermore, the InterPrivate III Board has determined it is in the best interest of InterPrivate III to eliminate provisions specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the business combination. For example, these proposed amendments remove the requirement to dissolve InterPrivate III and allow us to continue as a corporate entity with perpetual existence following consummation of the business combination.

Advisory Charter Proposal H — DGCL 203 Opt Out and Replacement

The InterPrivate III Board intends to shield stockholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

New Aspiration will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an “interested stockholder,” unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. In accordance with Section 203, New Aspiration’s election to opt out of Section 203 will take effect twelve months following the date the Proposed Charter is filed and, during this twelve-month waiting period immediately following the Effective Time, the restrictions on business combinations described above will continue to apply.

The InterPrivate III Board has elected to opt out of Section 203, but the InterPrivate III Board believes that it is in the best interests of New Aspiration stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the InterPrivate III Board and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New Aspiration. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New Aspiration that have not been approved by the InterPrivate III Board. The InterPrivate III Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of New Aspiration without paying a fair premium to all stockholders.

Advisory Charter Proposal I — Corporate Opportunities

The Proposed Charter excludes certain transactions from being “corporate opportunities” and further provides that that the Sponsor, its Affiliates and non-employee members of the New Aspiration Board are not subject to the doctrine of corporate opportunity and do not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as New Aspiration or any of its subsidiaries. The InterPrivate III Board believes that this provision is appropriate because such persons should not be restricted from investing in or operating similar businesses and such parties would be unwilling or unable to enter into the Mergers without such assurances due to their activities as investors in a wide range of companies.

Vote Required for Approval

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions have no effect on the outcome of the proposal.

Recommendation of InterPrivate III Board

THE INTERPRIVATE III BOARD UNANIMOUSLY RECOMMENDS THAT INTERPRIVATE III STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.

The existence of financial and personal interests of one or more of InterPrivate III’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

In connection with the Business Combination, we intend to effect the issuance of shares of New Aspiration Class A common stock to the stockholders of Aspiration pursuant to the Merger Agreement and the Subscription Agreement.

Why InterPrivate III Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual. Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of InterPrivate III Class A common stock issuable pursuant to the Merger Agreement and the Subscription Agreements will represent greater than 20% of the number of shares of InterPrivate III Class A common stock before such issuance and could result in a change of control of InterPrivate III. As a result, stockholder approval of the issuance of shares InterPrivate III Class A common stock issuable pursuant to the Merger Agreement and in connection with the PIPE Investment is required under the NYSE regulations.

In addition, Rule 312.03 of the NYSE Listed Company Manual requires stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to a director, officer or substantial security holder of the company (each a “Related Party”) if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. Affiliates of our Sponsor have committed to purchase shares in the PIPE Investment.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.

Failure to submit a proxy at the Special Meeting will have no effect on the Stock Issuance Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

InterPrivate III’s Sponsor has agreed to vote the founder shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the InterPrivate III Board

THE INTERPRIVATE III BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of InterPrivate III’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL

Overview

InterPrivate III is asking its shareholders to approve the Aspiration, Inc. 2022 Incentive Award Plan (the “Incentive Plan”) and the material terms thereunder. The InterPrivate III Board adopted the Incentive Plan, prior to the InterPrivate III Special Meeting, subject to stockholder approval at the InterPrivate III Special Meeting.

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex E.

The Incentive Plan

The purpose of the Incentive Plan is to enhance New Aspiration’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. The InterPrivate III Board believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Description of the Material Features of the Incentive Plan

This section summarizes certain principal features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan.

Eligibility and Administration

Employees, consultants and directors of the combined company and its subsidiaries, will be eligible to receive awards under the Incentive Plan. Following the Closing, the combined company is expected to have approximately [ ● ] employees, [ ● ] non-employee directors and [ ● ] other individual service providers who will be eligible to receive awards under the Incentive Plan.

Following the Closing, the Incentive Plan will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the Incentive Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the Incentive Plan, to interpret the Incentive Plan and award agreements and to adopt, amend and repeal rules for the administration of the Incentive Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Incentive Plan.

Shares Available for Awards

The initial aggregate number of shares of New Aspiration Class A common stock that will be available for issuance under the Incentive Plan will be equal to 10% of the aggregate number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock as of immediately after the Closing. In addition, the number of shares of New Aspiration Class A common stock available for issuance under the Incentive Plan will be increased by (a) the number of shares represented by awards outstanding under the 2015 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited following the effective date of the Incentive Plan, with the maximum number of shares to be added to the Incentive Plan equal to [●] shares, and (b) an annual increase on January 1 of each calendar year beginning in 2023 and ending in 2032 by an amount equal to the lesser of (i) an amount equal to 5% of the aggregate number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock on the final day of the immediately preceding calendar year or (ii) such smaller number of shares as is determined by our board of directors. Shares issued under the Incentive Plan may consist, in whole or in part, of authorized but unissued common stock, treasury common stock or common stock purchased in the open market.

Assuming a “no additional redemptions” scenario, the estimated number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock as of the Closing will be [●]; therefore, the maximum potential initial share limit for the Incentive Plan as of the Closing will be [●] shares of New Aspiration Class A common stock. The maximum number of shares of New Aspiration Class A common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the Incentive Plan, will be [●].

If an award under the Incentive Plan or 2015 Plan expires, lapses or is terminated, exchanged for or settled in cash, any shares subject to such award (or portion thereof) may, to the extent of such expiration, lapse, termination or cash settlement, be used again for new grants under the Incentive Plan. Shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award will not reduce the shares available for grant under the Incentive Plan. Further, the payment of dividend equivalents in cash in conjunction with any awards under the Incentive Plan or the 2015 Plan will not reduce the shares available for grant under the Incentive Plan. However, the following shares may not be used again for grant under the Incentive Plan: (i) shares subject to stock appreciation rights (“SARs”) that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Incentive Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The Incentive Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, or director limit, may not exceed the amount equal to $[●] (which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation).

Awards

The Incentive Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”) and other stock or cash based awards. Certain awards under the Incentive Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of common stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. Unless otherwise determined by our board of directors, the exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock is an award of nontransferable shares of common stock that are subject to certain vesting conditions and other restrictions.

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RSUs. RSUs are contractual promises to deliver shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents payable with respect to an award prior to the vesting of such award instead will be paid out to the participant only to the extent that the vesting conditions are subsequently satisfied and the award vests.

Certain Transactions

The plan administrator has broad discretion to take action under the Incentive Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the Incentive Plan and outstanding awards. In the event of a change in control (as defined in the Incentive Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction.

Repricing

Our board of directors may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination

Our board of directors may amend or terminate the Incentive Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Incentive Plan, may materially and adversely affect an award outstanding under the Incentive Plan without consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The Incentive Plan will remain in effect until the tenth anniversary of the day immediately prior to the Closing Date, unless earlier terminated. No awards may be granted under the Incentive Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company clawback policy as set forth in such clawback policy or the applicable award agreement. Awards under the Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Incentive Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

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Non-Qualified Stock Options. If an optionee is granted an NSO under the Incentive Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

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Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

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Other Awards. The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the Incentive Plan and awards granted under the Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Plan Benefits

We expect to grant restricted stock unit awards and/or stock options covering shares under the Incentive Plan to certain of our employees and directors in connection with the closing of the Business Combination. These awards are expected to vest over a period of             , subject to the grantee’s continued employment or service.

Other than these awards, the benefits or amounts that may be received or allocated to directors, officers and employees under the Incentive Plan will be determined at the discretion of the plan administrator and are not currently determinable.

Name and Principal Position(s)	Equity Awards (# Shares)
Andrei Cherny, Chief Executive Officer	[●]
Michael Shuckerow, Chief Legal Officer	[●]
All current executive officers as a group ([ ● ] persons)	[●]
All current non-executive directors as a group ([ ● ] persons)	[●]
All employees, including all current officers who are not executive officers, as a group ([ ● ] persons)	[●]

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the InterPrivate III Special Meeting and a broker non-vote will have no effect on the outcome of the Incentive Plan Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal. The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposal is not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

THE INTERPRIVATE III BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INTERPRIVATE III STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL

Overview

InterPrivate III is asking its shareholders to approve the Aspiration, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The InterPrivate III Board approved the ESPP, prior to the InterPrivate III Special Meeting, subject to stockholder approval at the InterPrivate III Special Meeting.

The ESPP, if approved, will provide employees of the combined company and its participating subsidiaries with the opportunity to purchase shares of New Aspiration Class A common stock at a discount through accumulated payroll deductions during successive offering periods. We believe that the ESPP enhances such employees’ sense of participation in performance, aligns their interests with those of stockholders, and is a necessary and powerful incentive and retention tool that benefits stockholders. Accordingly, the InterPrivate III Board believes that approval of the ESPP is in the best interests of InterPrivate III and the InterPrivate III Board recommends that stockholders vote for approval of the ESPP.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex F.

Description of the Material Features of the ESPP

Summary of the ESPP

This section summarizes certain principal features of the ESPP, which authorizes the grant of options to employees of New Aspiration and its participating subsidiaries that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code. The summary is qualified in its entirety by reference to the complete text of the ESPP.

Purpose of the ESPP

The purpose of the ESPP is to assist eligible employees of the combined company and its participating subsidiaries in acquiring a stock ownership interest in New Aspiration pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

Eligibility and Administration

Unless otherwise determined by our board of directors, the compensation committee of our board of directors will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. The plan administrator may designate certain of New Aspiration’s subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of New Aspiration and its participating designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase shares under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of common stock (including New Aspiration Class A common stock and New Aspiration Class B common stock) and other stock of New Aspiration.

If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.

Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the administrator prior to the first day of the applicable offering period. Non-employee directors, as well as consultants, are not eligible to participate in the ESPP. Employees who choose not to participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.

Following the Closing, the combined company is expected to have approximately [●] U.S. employees who would be eligible to participate in the ESPP.

Shares Available for Awards

The initial aggregate number of shares of New Aspiration Class A common stock that will be available for issuance under the ESPP will be equal to 2% of the aggregate number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock as of immediately after the Closing. In addition, the number of shares of New Aspiration Class A common stock available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in [2022] and ending in [2031] by an amount equal to the lesser of (a) an amount equal to 1% of the aggregate number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock on the final day of the immediately preceding calendar year or (b) such smaller number of shares as is determined by our board of directors.

Assuming a “no additional redemption” scenario, the estimated number of outstanding shares of New Aspiration Class A common stock and New Aspiration Class B common stock as of immediately after the Closing will be [●] shares; therefore, the maximum potential initial share limit for the ESPP as of the Closing will be [●] shares of New Aspiration Class A common stock. The maximum number of shares of New Aspiration Class A common stock that may be issued pursuant to the ESPP will be [●].

We cannot precisely predict the share usage under the ESPP as it will depend on a range of factors including the level of employee participation, the contribution rates of participants, the trading price of the common stock and future hiring activity. Any shares of New Aspiration Class A common stock distributed pursuant to the ESPP may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market.

The closing price of InterPrivate III’s common shares on         , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $        .

Participating in an Offering

•

Offering Periods and Purchase Periods. We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

•

Enrollment and Contributions. The ESPP permits participants to purchase shares through payroll deductions of not less than 1% and up to a specified percentage of their eligible compensation (which, in the absence of a contrary designation, shall be 15% of eligible compensation), which will include a participant’s gross cash compensation for services to us, including prior week adjustment, overtime payments, commissions, periodic bonuses, vacation pay and holiday pay, but excluding jury duty pay, funeral leave, military pay, one-time bonuses (e.g., retention or sign on bonuses), education or tuition reimbursements, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards, fringe benefits, other special payments and all contributions made by New Aspiration or a subsidiary thereof towards such participant’s benefits under any employee benefit plan. The plan administrator will establish a maximum number of shares of New Aspiration Class A common stock that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 10,000 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of New Aspiration Class A common stock as of the first day of the offering period).

•

Purchase Rights. On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of New Aspiration Class A common stock. The option will be exercised on the applicable purchase date(s) during the offering period to the extent of the payroll deductions accumulated during the offering period. Any remaining balance shall be carried forward to the next offering period unless the participant has elected to withdraw from the plan, as described below, or has ceased to be an eligible employee.

•

Purchase Price. The purchase price of the shares, in the absence of a contrary designation by the plan administrator, will be 85% of the lower of the fair market value of common stock on the first trading day of the offering period or the applicable purchase date, which will be the final trading day of the applicable purchase period.

•

Withdrawal and Termination of Employment. Participants may voluntarily end their participation in the ESPP at any time during an offering period by giving written notice no later than two weeks prior to the end of the offering period, or, if earlier, the end of the purchase period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of New Aspiration Class A common stock. Participation in the ESPP ends automatically upon a participant’s termination of employment.

Adjustments

In the event of certain transactions or events affecting the common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the ESPP administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.

Foreign Participants

The administrator may provide special terms, establish supplements to, or amendments, restatements or alternative versions of the ESPP, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Transferability

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Plan Amendment and Termination

The administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP or changes the ESPP in any way that would be considered to be the adoption of a new plan within the meaning of Treasury Regulation Section 1.423-2(c)(4) or cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Material U.S. Federal Income Tax Consequences

The material U.S. federal income tax consequences of the ESPP under current income tax law are summarized in the following discussion which deals with the general tax principles applicable to the ESPP, and is intended for general information only. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Other federal taxes and foreign, state and local income taxes, and employment, estate and gift tax considerations, are not discussed, and may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them.

If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or the participant’s estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (2) an amount equal to the discount (generally, 15%) from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and New Aspiration will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and New Aspiration will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

New Plan Benefits

Benefits under the ESPP will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the ESPP.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the InterPrivate III Special Meeting and a broker non-vote will have no effect on the outcome of the ESPP Proposal. However, the NYSE considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal. The ESPP Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposal is not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board

THE INTERPRIVATE III BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INTERPRIVATE III STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the InterPrivate III Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of InterPrivate III Class A common stock have elected to redeem an amount of InterPrivate III Class A common stock such that InterPrivate III would have less than $5,000,001 of net tangible assets or the Minimum Required Funds Condition would not be satisfied or waived by Aspiration. In no event will the InterPrivate III Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the InterPrivate III Stockholders, the InterPrivate III Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of InterPrivate III Class A common stock have elected to redeem an amount of InterPrivate III Class A common stock such that InterPrivate III would have less than $5,000,001 of net tangible assets or the Minimum Required Funds Condition would not be satisfied or waived by Aspiration, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by March 9, 2023 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the InterPrivate III Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting.

Failure to submit a proxy or to vote in person at the Special Meeting or an abstention from voting will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the InterPrivate III Board

THE INTERPRIVATE III BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of InterPrivate III’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of InterPrivate III and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of InterPrivate III’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and presents the combination of the historical financial information of InterPrivate III and legacy Aspiration adjusted to give effect to the Business Combination, the PIPE Investment and the other related events contemplated by the Merger Agreement.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical unaudited balance sheets of InterPrivate III and Aspiration as of June 30, 2021 on a pro forma basis as if the Business Combination and the other provisions set forth in the Merger Agreement as described below had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared combining the historical unaudited condensed statement of operations of InterPrivate III for the six months ended June 30, 2021 with the historical unaudited consolidated statement of operations of Aspiration for the six months ended June 30, 2021 on a pro forma basis, as if the Business Combination and the other provisions set forth in the Merger Agreement had been consummated on January 1, 2020, the beginning of the earliest period presented. The date of inception for InterPrivate III was January 1, 2021 (InterPrivate III was formed in 2020 but had no activity), therefore, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents only the historical audited consolidated statement of operations of Aspiration for the year ended December 31, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented. InterPrivate III will be renamed Aspiration, Inc. after the Business Combination is effective.

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of certain financial aspects of the Business Combination; however, such pro forma financial information is presented for illustrative purposes only and does not necessarily reflect the combined company’s future financial position or performance or what the combined companies’ financial position or performance would have been as of and for prior periods presented if the Business Combination had been completed on the dates indicated. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this filing:

•	the historical unaudited financial statements of InterPrivate III as of and for the six months ended June 30, 2021;

•

the historical unaudited consolidated financial statements of Aspiration as of and for the six months ended June 30, 2021 and the historical audited consolidated financial statements of Aspiration as of and for the year ended December 31, 2020; and

•

the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of InterPrivate III” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aspiration.”

Description of the Business Combination

On August 18, 2021, Aspiration entered into the Merger Agreement with InterPrivate III, Merger Sub, and Merger Sub II. Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge with and into Aspiration, with Aspiration being the surviving corporation of the First Merger. Immediately following the First Merger and as part of the same overall transaction as the First Merger, Aspiration will merge with and into Merger Sub II with Merger Sub II being the surviving entity of the Second Merger. In addition, in connection with the consummation of the Business Combination, InterPrivate III will become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.” and is referred to herein as “New Aspiration” as of the time following such change of name.

InterPrivate III currently has outstanding InterPrivate III Class A common stock, InterPrivate III Class B common stock, private placement warrants and public warrants.

As part of the Merger Agreement, the Aspiration stockholders will receive aggregate consideration in the form of shares of New Aspiration Class A common stock. The number of shares such New Aspiration Class A common stock to be issued to the Aspiration stockholders is computed based on the Aspiration stockholders’ currently outstanding capital stock multiplied by the exchange ratio calculated as the per share merger consideration (i.e., $1.75 billion plus the cash proceeds received by Aspiration from equity financings divided by the fully diluted Aspiration capital stock) divided by $10. Such shares will be reduced by the 20 million shares of New Aspiration Class A common stock deposited by InterPrivate III to an escrow account (the “Escrow Shares”) set aside to satisfy the potential obligation to the PIPE Investors (defined below) based on the Adjustment Period VWAP.

Additionally, the Earn Out Participants will receive a contingent right to receive Earn Out Shares representing an aggregate 100 million shares of New Aspiration Class A common stock issued to Aspiration Stockholders upon the fulfillment of certain Triggering Events, based on the common share price of New Aspiration Class A common stock during the first five years after issuance. Such Earn Out Participants will be entitled to receive a one-time issuance of 20 million Earn Out Shares for each of the five Triggering Events. If there is an approved change of control approved resulting in the holders of New Aspiration Class A common stock receiving a per share price equal to or in excess of the applicable New Aspiration Class A common stock price required in connection with an applicable Earn Out Triggering Event, then immediately prior to the consummation of such change of control any applicable Earn Out Shares that have not previously been issued to the Aspiration Stockholders (whether or not previously earned) shall be deemed earned.

Each Aspiration option outstanding and unexercised prior to First Merger, whether vested and/or exercisable or not, will be assumed by the InterPrivate III and converted into a stock option to acquire shares of New Aspiration Class A common stock (“Converted Option”). Holders of such vested options to acquire New Aspiration Class A common stock, are eligible to receive their pro rata portion of the Earn Out Shares.

Pursuant to the Subscription Agreements, the PIPE Investors will purchase on the Closing Date of the Business Combination inclusive of the Committed Shares, an aggregate amount of 20,000,000 shares of New Aspiration Class A common stock, at the per share price of $10.00, for an aggregate purchase of $200,000,000.

Upon and subject to the Closing, InterPrivate III shall deliver 20,000,000 shares out of the shares of New Aspiration Class A common stock otherwise issuable to the Aspiration Stockholders at the Closing to an escrow account. If the Adjustment Period VWAP of New Aspiration Class A common stock is less than $10.00 at the end of the 60 day Adjustment Period, then the PIPE Investors will be issued additional shares of New Aspiration Class A common stock up from InterPrivate III to the amount of Escrow Shares and a corresponding number of Escrow Shares will be returned to InterPrivate III. If any Escrow Shares remain after InterPrivate III satisfies any obligation to issue additional shares to the PIPE Investors and Escrow Shares (if any) are returned to InterPrivate III (i.e., if the Adjustment Period VWAP is higher than $5), such remaining Escrow Shares shall be released to Aspiration Stockholders.

On September 14, 2021, Aspiration entered into a Series C-4 Preferred Stock Purchase Agreement (the “Series C-4 Purchase Agreement”) with a certain stockholder pursuant to which Aspiration issued 773,395 shares of Aspiration Series C-4 preferred stock to such stockholder at a price of $25.86 per share for aggregate proceeds of approximately $20.0 million at the initial closing thereunder. Pursuant to the Series C-4 Purchase Agreement, at the initial closing, such stockholder deposited an additional approximately $30.0 million in an escrow account to be drawn upon by Aspiration for subsequent closings in its discretion, provided that upon each such withdrawal, a corresponding number of shares of Aspiration Series C-4 preferred stock are issued to such stockholder at a price of $25.86 per share. At subsequent closings on October 15, October 28, November 2, and November 5, 2021, Aspiration issued an additional 773,395 shares total at a $25.86 price per share of Series C-4 preferred stock to such stockholder for aggregate proceeds withdrawn from such escrow account of $20.0 million.

Further, upon the consummation of the Business Combination, the marketable securities held in the Trust Account of InterPrivate III amounting to $258.77 million, assuming no redemptions, will liquidate and the cash proceeds generated (net of the marketing and placement fees discussed in the Adjustments to Unaudited Pro Forma Condensed Combined Financial Information section below) will be remitted to Merger Sub and will ultimately be retained by New Aspiration for use in its operations.

Accounting Treatment for the Business Combination

The Business Combination is made up of the series of transactions within the Merger Agreement. For accounting and financial reporting purposes, this series of transactions will be accounted for as a reverse recapitalization under U.S. GAAP with Aspiration being treated as the accounting acquirer, primarily because Aspiration will continue to control the post-combination company.

Under this method of accounting, InterPrivate III will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Aspiration with the Business Combination being treated as the equivalent of Aspiration issuing stock for the net assets of InterPrivate III, accompanied by a recapitalization. As a result of the Business Combination, the net assets of InterPrivate III will be stated at historical cost, other than instruments recorded at fair value on a recurring basis, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Aspiration subsequent to the Business Combination and in future reports of New Aspiration.

Basis of Pro Forma Presentation

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of New Aspiration upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. InterPrivate III and Aspiration have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined information contained herein assumes that the InterPrivate III shareholders approve the Business Combination; however, InterPrivate III’s common stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. InterPrivate III cannot predict how many of its public shareholders will exercise their right to redeem their InterPrivate III Class A common stock for cash. Therefore, the unaudited pro forma condensed combined financial information presents the following two redemption scenarios:

•	No Redemptions. This scenario assumes that no InterPrivate III Class A common stock is redeemed from InterPrivate III’s public shareholders.

•

Maximum Redemptions. This scenario assumes all 25,875,000 shares of InterPrivate III Class A common stock are redeemed from InterPrivate III’s public shareholders at a price of $10.00 per share, resulting in an aggregate payment of approximately $258.75 million out of InterPrivate III’s Trust Account for redemptions. The maximum redemption scenario reflects the maximum number of shares that may be redeemed and still allows the Closing condition to have a minimum available cash of $200 million.

The following table sets forth the anticipated ownership of New Aspiration upon completion of the Business Combination assuming a share price of $5.00 per share or less, $7.50 per share, and $10.00 per share or more, in each case assuming no redemptions and maximum redemptions. The ownership percentages reflected in the table are based upon the number of shares of New Aspiration Class A common stock issued and outstanding assuming the Business Combination occurred on June 30, 2021, and are subject to the following assumptions:

•	No exercise of the InterPrivate III Warrants

•	No issuance of additional securities by Aspiration prior to the Closing

•	No issuance of additional securities by InterPrivate III as a result of further PIPE investments prior to the Closing

•	The end of the Adjustment Period occurred on June 30, 2021

•	$5.00 per share or less. This scenario assumes that the maximum number of Escrow Shares are issued to the PIPE Investors.

•

$7.50 per share. This scenario assumes that the Escrow Shares are distributed on a pro rata basis bringing the PIPE Investors back to their initial purchase price of $10.00 per share with the remainder retained by the former Aspiration shareholders on a pro rata basis based on their relative holdings of Aspiration immediately prior to Closing.

•

$10.00 per share or greater. This scenario assumes that the maximum number of Escrow Shares are retained by the former Aspiration shareholders on a pro rata basis based on their relative holdings of Aspiration immediately prior to Closing.

	$5.00 per share or less		$7.50 per share		$10.00 per share or greater
Pro Forma Cap Table	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Ownership - Shares
Former Aspiration Stockholders	159,000,000	159,000,000	172,333,333	172,333,333	179,000,000	179,000,000
Public InterPrivate III Stockholders	25,875,000	—	25,875,000	—	25,875,000	—
PIPE Investors	40,000,000	40,000,000	26,666,667	26,666,667	20,000,000	20,000,000
Former InterPrivate III and InterPrivate III affiliate shareholders	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250	7,361,250

Total	232,236,250	206,361,250	232,236,250	206,361,250	232,236,250	206,361,250

Ownership %
Former Aspiration Stockholders	69%	77%	74%	83%	77%	87%
Public InterPrivate III Stockholders	11%	—	11%	—	11%	—
PIPE Investors	17%	19%	12%	13%	9%	10%
InterPrivate III and InterPrivate III affiliate shareholders	3%	4%	3%	4%	3%	3%

Total	100%	100%	100%	100%	100%	100%

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2021

	As of June 30, 2021		Assuming No Redemptions			Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$578,904	$5,368,789	$258,773,981	A	$488,201,145			$229,451,145
			190,000,000	B
			(17,150,000)	C
						(258,750,000)	F
			(20,844,543)	H
			39,999,995	I
			31,498,000	M
			(23,981)	AA
Accounts receivable, net	—	2,351,729	—		2,351,729	—		2,351,729
Other Receivables	—	16,523,289	—		16,523,289	—		16,523,289
Prepaid expenses	429,379	4,480,175	—		4,909,554	—		4,909,554
Other current assets	—	1,449,940	(1,449,940)	C	—			—

Total current assets	1,008,283	30,173,922	480,803,512		511,985,717	(258,750,000)		253,235,717
Marketable securities held in Trust Account	258,770,580	—	(258,773,981)	A	—			—
			3,401	BB
Operating lease right of use asset	—	1,734,369	—		1,734,369	—		1,734,369
Property and equipment, net	—	361,680	—		361,680	—		361,680
Intangible assets, net	—	16,790,811	—		16,790,811	—		16,790,811
Restricted Cash	—	3,581,814	—		3,581,814	—		3,581,814
Other assets	—	269,111	—		269,111	—		269,111

Total assets	$259,778,863	$52,911,707	$222,032,932		$534,723,502	$(258,750,000)		$275,973,502

Liabilities, Stockholders’ Equity and Redeemable convertible preferred stock
Current liabilities:
Note payable to bank	—	3,360,900	—		3,360,900	—		3,360,900
Accounts payable and accrued expenses	1,125,685	49,825,423	(1,449,940)	C	47,289,450	—		47,289,450
			(1,018,293)	H
			(1,193,425)	M
Operating lease liability, current portion	—	329,734	—		329,734	—		329,734

Total current liabilities	1,125,685	53,516,057	(3,661,658)		50,980,084			50,980,084
Warrant liability	158,835	—	—		158,835	—		158,835
Long-term debt, net of unamortized costs	—	43,114,526	(56,995,442)	E	43,114,526	—		43,114,526
			56,995,442	M

	As of June 30, 2021		Assuming No Redemptions			Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Derivative Liability			(13,237,000)	E
			13,237,000	M
Operating lease liability	—	1,614,419	—		1,614,419	—		1,614,419

Total liabilities	$1,284,520	$98,245,002	$(3,661,658)		$95,867,864	$—		$95,867,864

Commitments and contingencies
Redeemable convertible preferred stock
Aspiration Preferred Stock (par value $.000003)	—	220,536,729	(273,329,971)	E	—			—
			39,999,995	I
			12,698,335	J
			94,912	L
Class A common stock subject to possible redemption	253,494,341	—	(253,494,341)	G	—	—		—
Stockholders’ equity (deficit):
New Aspiration Class A common stock (PIPE) (par value $0.0001)			2,000	B	2,000			2,000
New Aspiration Class A common stock (par value $0.0001)	142	—	3,182	D	23,759			21,172
						(2,587)	F
			2,535	G
			17,900	E
Aspiration Common Stock (par value $.000003)	—	46	(46)	E	—			—
InterPrivate III Class B common stock (par value $0.0001)	647	—	(647)	D	—	—		—
Treasury Stock	—	(260,888)			(260,888)			(260,888)
Additional paid-in capital	6,396,944	75,952,580	189,998,000	B	831,007,373			572,259,960
	572,259,960
			(17,150,000)	C
			(1,400,266)	D
			343,544,559	E
						(258,747,413)	F
			253,491,806	G
			(19,826,250)	H
Accumulated (deficit) equity	(1,397,731)	(341,561,762)	1,397,731	D	(391,916,606)	—		(391,916,606)
			(12,698,335)	J
			(115,492)	K
			(37,541,017)	M
Total stockholders’ equity (deficit)	$5,000,002	$(265,870,024)	$699,725,660		$438,855,638	$(258,750,000)		$180,105,638
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$259,778,863	$52,911,707	$222,032,932		$534,723,502	$(258,750,000)		$275,973,502

The accompanying notes are an integral part of these condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For Six Months Ended June 30, 2021

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2021	Assuming No Redemptions		Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments	Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Interchange	$—	$3,729,900	$—	$3,729,900	$—	$3,729,900
Interest	—	2,231,927	—	2,231,927	—	2,231,927
Subscription	—	3,280,422	—	3,280,422	—	3,280,422
Corporate sustainability services	—	19,366,380	—	19,366,380	—	19,366,380
Consumer sustainability services	—	5,194,299	—	5,194,299	—	5,194,299
Product partnerships	—	948,438	—	948,438	—	948,438
Other Revenues	—	50,862	—	50,862	—	50,862

Total revenue	$—	$34,802,228	$—	$34,802,228	$—	$34,802,228

Cost of revenue:
Service fees	—	4,443,126	—	4,443,126	—	4,443,126
Interchange expense	—	254,348	—	254,348	—	254,348
Corporate sustainability services expense		2,167,407	—	2,167,407	—	2,167,407
Customer sustainability services expense	—	1,085,722	—	1,085,722	—	1,085,722
ATM Reimbursement fees	—	161,523	—	161,523	—	161,523
Interest paid to customers	—	84,069	—	84,069	—	84,069
Subscription expense	—	354,464	—	354,464	—	354,464
Product partnerships expense	—	34,630	—	34,630	—	34,630
Total cost of revenue	$—	$8,585,289	$—	$8,585,289	$—	$8,585,289

Gross profit	$—	$26,216,939	$—	$26,216,939	$—	$26,216,939

Operating expenses:
Advertising	—	59,089,038	—	59,089,038	—	59,089,038
Payroll and related costs	—	21,265,194	—	21,265,194	—	21,265,194
Professional fees	—	36,302,724		36,302,724	—	36,302,724
Occupancy	—	5,618,575	—	5,618,575	—	5,618,575
Fund expenses	—	297,179	—	297,179	—	297,179
Office	—	507,640	—	507,640	—	507,640
Miscellaneous	—	2,012,957	—	2,012,957	—	2,012,957
Provision for doubtful accounts	—	1,151,628	—	1,151,628	—	1,151,628
Depreciation and amortization	—	1,783,394	—	1,783,394	—	1,783,394

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2021	Assuming No Redemptions			Assuming Maximum Redemptions
	InterPrivate III (Historical)	Aspiration (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Operating and formation costs	1,364,771	—	—		1,364,771	—	1,364,771

Total operating expenses	$1,364,771	$128,028,329	$—		$129,393,100	$—	$129,393,100

Loss from operations	$(1,364,771)	$(101,811,390)	$—		$(103,176,161)	$—	$(103,176,161)

Other income (expense):
Change in fair value of warrant liabilities	(53,330)	—	—		(53,330)	—	(53,330)
Transaction costs incurred in connection with the initial public offering	(210)	—	—		(210)	—	(210)
Interest earned on marketable securities held in Trust Account	23,981	—	(23,981)	AA	—	—	—
Unrealized loss on marketable securities held in Trust Account	(3,401)	—	3,401	BB	—	—	—
Interest expense	—	(5,105,954)	—		(5,105,954)	—	(5,105,954)
Other income (expense), net	—	556,979	—		556,979	—	556,979

Total other income (expense)	(32,960)	(4,548,975)	(20,580)		(4,602,515)	—	(4,602,515)

Loss before taxes	$(1,397,731)	$(106,360,365)	$(20,580)		$(107,778,676)	$—	$(107,778,676)
Benefit (Provision) for income taxes	—	—	—		—	—	—

Net loss	$(1,397,731)	$(106,360,365)	$(20,580)		$(107,778,676)	$—	$(107,778,676)

Net Comprehensive loss	$(1,397,731)	$(106,360,365)	$(20,580)		$(107,778,676)	$—	$(107,778,676)

Net loss available to common shareholders	$(1,397,731)	$(106,360,365)	$(20,580)		$(107,778,676)	$—	$(107,778,676)
Weighted average New Aspiration Class A common shares outstanding					232,236,250		206,361,250
Net loss per share and basic and diluted					$(0.46)		$(0.52)

The accompanying notes are an integral part of these condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

	For the Year Ended December 31, 2020	Assuming No Redemptions			Assuming Maximum Redemptions
	Aspiration (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue:
Interchange	$5,050,574	$—		$5,050,574	$—	$5,050,574
Interest	3,065,546	—		3,065,546	—	3,065,546
Subscription	2,873,853	—		2,873,853	—	2,873,853
Consumer sustainability services	2,848,442	—		2,848,442	—	2,848,442
Product partnerships	800,164	—		800,164	—	800,164
Other Revenues	75,730	—		75,730	—	75,730

Total revenue	$14,714,309	$—		$14,714,309	$—	$14,714,309

Cost of revenue:
Operating and formation costs	—	—		—	—	—
Service fees	6,154,582	—		6,154,582	—	6,154,582
Interchange expense	706,251	—		706,251	—	706,251
Customer sustainability services expense	678,468	—		678,468	—	678,468
ATM Reimbursement fees	662,458	—		662,458	—	662,458
Interest paid to customers	378,798	—		378,798	—	378,798
Subscription expense	287,713	—		287,713	—	287,713
Product partnerships expense	55,220	—		55,220	—	55,220
Other expenses	61,011	—		61,011	—	61,011
Total cost of revenue	$8,984,501	$—		$8,984,501	$—	$8,984,501

Gross profit	$5,729,808	$—		$5,729,808	$—	$5,729,808

Operating expenses:
Advertising	22,107,543	—		22,107,543	—	22,107,543
Payroll and related costs	19,255,229	—		19,255,229	—	19,255,229
Professional fees	18,120,226	—		18,120,226	—	18,120,226
Occupancy	5,954,500	—		5,954,500	—	5,954,500
Fund expenses	631,109	—		631,109	—	631,109
Office	148,002	—		148,002	—	148,002
Miscellaneous	2,181,167	—		2,181,167	—	2,181,167
Provision for doubtful accounts	821,533	—		821,533	—	821,533
Depreciation and amortization	2,802,782	—		2,802,782	—	2,802,782
Total operating expenses	$72,022,091	$—		$72,022,091	$—	$72,022,091

Loss from operations	$(66,292,283)	$—		$(66,292,283)	$—	$(66,292,283)
Other income (expense):
Interest expense	(910,902)	—		(910,902)	—	(910,902)
Other income (expense), net	1,154,672	(12,698,335)	CC	(11,543,663)	—	(11,543,663)
Total other income (expense)	243,770	(12,698,335)		(12,454,565)		(12,454,565)
Loss before taxes	$(66,048,513)	$(12,698,335)		$(78,746,848)	$—	$(78,746,848)
Benefit (Provision) for income taxes	—	—		—		—

Net loss	$(66,048,513)	$(12,698,335)		$(78,746,848)	$—	$(78,746,848)
Weighted average New Aspiration Class A common shares outstanding				232,236,250		206,361,250
Basic and diluted net loss per New Aspiration Class A common stock:				$(0.34)		$(0.38)

The accompanying notes are an integral part of these condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization under U.S. GAAP. Under this method of accounting, InterPrivate III will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the following factors:

•

Aspiration’s former owners will retain the largest relative interest of the voting rights and board appointment rights in New Aspiration and, by extension, InterPrivate III, at the closing of the Business Combination.

•

Post-Business Combination, the management of New Aspiration will be the pre-Business Combination Aspiration management team and no members of InterPrivate III’s management are expected to be appointed to the management of New Aspiration.

•

The purpose and intent of the Business Combination is to create an operating public company through New Aspiration, with management continuing to use Aspiration’s platform to grow the business and the combined entity will retain the Aspiration business and operations under a similar name.

•	Aspiration is the larger entity based on historical revenues and business operations.

Accordingly, for accounting purposes, the financial statements of New Aspiration will represent a continuation of the financial statements of Aspiration with the Business Combination treated as the equivalent of Aspiration issuing stock for the net assets of InterPrivate III, accompanied by a recapitalization. In accordance with Section 12220.1 of the SEC’s Financial Reporting Manual, the net assets of InterPrivate III will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Aspiration in future reports of New Aspiration.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical unaudited balance sheets of InterPrivate III and Aspiration as of June 30, 2021 on a pro forma basis as if the Business Combination had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 has been prepared combining the historical unaudited condensed statement of operations of InterPrivate III for the six months ended June 30, 2021 with the historical unaudited consolidated statement of operations of Aspiration for the six months ended June 30, 2021 on a pro forma basis, as if the Business Combination had been consummated on January 1, 2020. The date of inception for InterPrivate III was January 1, 2021 (InterPrivate III was formed in 2020 but had zero activity), therefore, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents only the historical audited consolidated statement of operations of Aspiration for the year ended December 31, 2020 on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and accompanying notes, which are included elsewhere in this filing:

•	the historical unaudited financial statements of InterPrivate III as of and for the six months ended June 30, 2021;

•

the historical unaudited consolidated financial statements of Aspiration as of and for the six months ended June 30, 2021 and the historical audited consolidated financial statements of Aspiration as of and for the year ended December 31, 2020; and

•

the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of InterPrivate III” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aspiration.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Aspiration following the Business Combination. They should be read in conjunction with the historical financial statements and notes thereto of InterPrivate III and Aspiration.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma basic earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

A.

Reflects the liquidation and reclassification of $258.8 million of investments held in the Trust Account to cash and cash equivalents that become available for use by New Aspiration upon the Closing of the Business Combination. The amount was paid to the Merger Sub who then merged with New Aspiration, the surviving entity.

B.

Reflects the proceeds of $200 million (less a $10 million placement fee) from the issuance and sale of 20,000,000 New Aspiration Class A common stock (par value $0.0001) at $10.00 per share pursuant to the Subscription Agreements entered into with the PIPE Investors. InterPrivate III Class A common stock issued to PIPE Investors is referred to as “New Aspiration Class A common stock” and presented as a separate class of common stock due to the presence of the VWAP feature.

C.

Represents accrual of the estimated direct and incremental transaction costs (namely, professional fees directly attributable to the transaction) of $17.2 million incurred by Aspiration prior to, or concurrent with, the Closing of the Business Combination but after June 30, 2021, as equity issuance costs that offset additional paid-in capital as they are directly attributable and incremental to the equity issuance with a corresponding reduction to cash. For the $1.5 million direct and incremental transaction costs incurred as of June 30, 2021, the capitalized other asset and payable related to these services are settled in this adjustment with a corresponding debit to additional paid-in-capital and a reduction to cash.

D.	Reflects the elimination of InterPrivate III’s historical accumulated deficit and conversion of InterPrivate III Class B common stock into New Aspiration Class A common stock.

E.

Reflects the conversion of 15,223,528 of Aspiration common stock and 42,449,183 (inclusive of the 1,546,790 shares of Aspiration Series C-4 preferred stock issued in Adjustment I below) of Aspiration preferred stock issued and outstanding prior to the Closing into 179 million shares of New Aspiration Class A common stock (par value of $0.0001) upon Closing of the Business Combination in the no redemption scenario, 6,057,269 of which were issued to former Aspiration common stock warrant holders, 178,759 of which were issued to former Aspiration Series B preferred stock warrant holders, and 142,097 of which were issued to former Aspiration Series C preferred stock warrant holders to net share settle the automatic, net share-settled conversion feature associated with each class of warrants, respectively. The Aspiration shareholders have the right to receive the Earn Out Shares which are equity-classified as management believes the ASC 815-10-15-74(a) “own stock” scope exception is met and, therefore, no accounting is required until the Earn Out Shares are issued. Aspiration Converted Option holders of fully-vested options are also entitled to receive the Earn Out Shares proportionally on a fully-diluted basis, however, there is no ongoing service requirement and unvested options do not receive any rights to the Earn Out Shares. Therefore, the Earn Out Shares are outside the scope of ASC 718, Compensation—Stock Compensation. Additionally, this reflects the conversion into New Aspiration Class A common stock of the convertible promissory notes classified as long-term debt with an associated derivative liability recognized in Adjustment M below.

F.

Represents the maximum redemption scenario in which 25,875,000 New Aspiration Class A common stock are redeemed, resulting in an aggregate payment of $258.8 million out of the Trust Account (i.e., cash after Adjustment A).

G.	Reclassification of Class A common stock subject to possible redemption to permanent equity immediately prior to Closing.

H.

Reflects the payment of $20.8 million of SPAC transaction expenses at the Closing, $1m of which was accrued in Accounts Payable as of June 30, 2021 with the remainder incurred subsequently and netted against proceeds within APIC as the amounts were contingent upon Closing.

I.

Reflects the $39,999,995 total proceeds from the issuance of 1,546,790 shares of Aspiration Series C-4 preferred stock that occurred in five separate transactions as described in the ‘Description of the Business Combination’ section above which ultimately get converted in Adjustment E.

J.

Reflects the settlement of a loan to an existing Aspiration preferred stockholder of $12.7 million which was historically treated as a reduction of the preferred share balance and is forgiven within Accumulated (Deficit) Equity.

K.	Reflects the net Accumulated (Deficit) Equity impact of $(23,981), $3,401, and $(94,912) associated with adjustments AA, BB, and L, respectively.

L.	Reflects the recognition of Aspiration preferred stock warrants to an existing lender (Nano) that are ultimately converted in the Business Combination.

M.

Reflects the amendment to the convertible promissory note described in the ‘Other Relevant Events’ section below all of which ultimately get converted into shares of New Aspiration Class A common stock in Adjustment E above.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 are as follows:

AA.	Represents the elimination of interest income related to the marketable securities held in the InterPrivate III Trust Account.

BB.	Represents the elimination of unrealized loss on marketable securities held in Trust Account of InterPrivate III.

The adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 are as follows:

CC.	Represents the recognition of expense for the existing Aspiration preferred stockholder loan forgiveness in adjustment J.

3.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and other related events, assuming such additional shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic net loss per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire periods presented.

Following the consummation of the Business Combination, during (i) the First Earnout Period, New Aspiration may issue to stockholders of InterPrivate III up to an additional 100,000,000 Earn Out Shares in the aggregate, with maximum of 20,000,000 Earn Out Shares for each Triggering Event as explained above. Accordingly, due to the fact that the Earn Out Shares are contingently issuable based upon the common share price, reaching specified thresholds that have not been achieved, the Earn Out Shares have been excluded from basic and diluted pro forma net loss per share.

The unaudited pro forma condensed combined financial information have been prepared assuming two alternative levels of redemption for the six months ended June 30, 2021 and the year ended December 31, 2020 assuming that the Adjustment Period VWAP is at least $10.00 per share:

	For the Six Months Ended June 30, 2021
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Basic and Diluted EPS Numerator:
Net Loss	$(107,778,676)	$(107,778,676)
Denominator (New Aspiration Class A Common Stock)
InterPrivate III (includes Class B that convert to Class A upon Closing)	25,875,000	25,875,000
InterPrivate III and InterPrivate III affiliate shareholders	7,361,250	7,361,250
PIPE Investors	20,000,000	20,000,000
Redemptions	—	(25,875,000)
Aspiration	179,000,000	179,000,000

Basic Weighted Average Common Shares Outstanding	232,236,250	206,361,250

Basic and Diluted EPS	$(0.46)	$(0.52)

	For the Year Ended December 31, 2020
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Basic and Diluted EPS
Numerator:
Net Loss	$(78,746,848)	$(78,746,848)
Denominator (New Aspiration Class A Common Stock)
InterPrivate III (includes Class B that convert to Class A upon Closing)	25,875,000	25,875,000
InterPrivate III and InterPrivate III affiliate shareholders	7,361,250	7,361,250
PIPE Investors	20,000,000	20,000,000
Redemptions	—	(25,875,000)
Aspiration	179,000,000	179,000,000

Basic and Weighted Average Shares Outstanding	232,236,250	206,361,250

Basic and Diluted EPS	$(0.34)	$(0.38)

The above calculation excludes the effects of dilutive shares from the computation of diluted net loss per share as the effect would further reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders of the combined entity is the same. The above excludes the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

As of June 30, 2021
Issued and outstanding Converted Options (2015 Equity Incentive Plan)	13,383,555
Issued and outstanding Converted Options (Joe Sanberg and RJB Partners)	3,979,835
Private Placement Warrants(1)	138,500
Public Warrants(2)	5,175,000
Earn Out Shares	100,000,000

(1)	692,500 units, each holding one-fifth of a private placement warrant.
(2)	25,875,000 units including 3,375,000 underwriters’ over-allotment units assuming the option is exercised, each holding one-fifth of a public warrant.

Other Relevant Events

LA Clippers Founding Sponsorship Agreement

LA Clippers LLC (the “Team Owner”), Murphy’s Bowl LLC, an Affiliate of Team Owner (the “Arena Owner”) and Aspiration entered into an agreement on September 13, 2021, where Aspiration will obtain from the Team Owner certain advertising, sponsorship, promotional and hospitality rights held by the Team Owner and the Arena Owner.

Pursuant to the agreement, Aspiration will pay $7.5 million for both the first and second NBA seasons of the agreement (2021-22 and 2022-23). Further, as of the beginning of the third year of the agreement (2023-24) Aspiration will pay a fee of $15 million, which will increase by $250,000 each year through the 2043-44 NBA seasons.

Senior Secured Promissory Notes

On July 23, 2021, Aspiration entered into amended and restated senior secured promissory notes (the “New Senior Secured Promissory Notes”) with an affiliate of Inherent Group, LP (“Inherent”) and other holders of the Prior Senior Secured Promissory Notes. The New Senior Secured Promissory Notes replaced senior secured promissory notes previously issued by Aspiration on March 12, 2021 to Inherent and certain other parties in the aggregate principal amount of $63.0 million (the “Prior Senior Secured Promissory Notes”), of which $33.0 million had been drawn at the time by Aspiration. The New Senior Secured Promissory Notes represent (i) the amended and restated terms of the $33.0 million in aggregate principal amount which was previously drawn under the Prior Senior Secured Promissory Notes; (ii) incremental borrowing by Aspiration of $30.0 million in aggregate principal amount; and (iii) the issuance to Inherent and the other former holders of the Prior Senior Secured Promissory Notes of 2,193,895 shares of the Aspiration common stock (the “Share Consideration”) as compensation for the difference between the interest Inherent and the other holders of the Prior Senior Secured Promissory Notes would have earned under the Prior Senior Secured Promissory Notes over the reduced interest rate payable under the New Senior Secured Promissory Notes. The number of shares initially included in the Share Consideration implied a 25% discount to the estimated Per Share Merger Consideration Value, and the number of shares included as Share Consideration will be increased to imply a 50% discount to the Per Share Merger Consideration if the PIPE Investment Amount at Closing is less than $200.0 million (unless otherwise agreed by Aspiration and Inherent). Such additional shares will be issued, if at all, by reducing the merger consideration otherwise payable to Aspiration’s pre-closing stockholders and, accordingly, will not be dilutive to the stockholders of InterPrivate III.

The unpaid principal amount of the New Senior Secured Promissory Notes bears an interest rate of 8.0% per annum and matures on March 11, 2024 (with the maturity date extending to January 22, 2026 if the equity interests of Aspiration or any successor or parent of Aspiration are listed on a national securities exchange prior to March 11, 2024). The New Senior Secured Promissory Notes are not convertible into shares of Aspiration and are secured by substantially all assets of Aspiration and certain of its subsidiaries which are guarantors. The New Senior Secured Promissory Notes include a financial covenant that requires Aspiration to always maintain $10.0 million in cash and cash equivalents that is tested on the last day of each month until the consummation of a SPAC transaction.

In addition, concurrently with the issuance of the New Senior Secured Promissory Notes on July 23, 2021, Aspiration entered into promissory notes with Andrei Cherny and entities affiliated with AGO, LP in the aggregate principal amount of $1.25 million. The unpaid principal amount of such notes accrues interest at a rate of 12.0% per annum and mature on January 22, 2022.

OTHER INFORMATION RELATED TO INTERPRIVATE III

Introduction

InterPrivate III is a blank check company incorporated on September 10, 2020 as a Delaware corporation the business purpose of which is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, InterPrivate III’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Initial Public Offering

InterPrivate III has neither engaged in any operations nor generated any revenue to date. Based on InterPrivate III’s business activities, InterPrivate III is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On March 9, 2021, InterPrivate III consummated its initial public offering of 25,875,000 units, including the issuance of 3,375,000 units as a result of the underwriters’ exercise of their over-allotment option. Each unit consists of one share of InterPrivate III Class A common stock and one-fifth of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of InterPrivate III Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $ 258,750,000. Prior to the consummation of the IPO, on January 13, 2021, our Sponsor purchased 5,750,000 shares of InterPrivate III Class B common stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. The number of founder shares issued was determined based on the expectation that the initial public offering would be a maximum of 25,875,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of InterPrivate III Class A common stock under the initial public offering.

Simultaneously with the consummation of the IPO, pursuant to the Sponsor Private Placement Units Purchase Agreement dated March 4, 2021, by and between InterPrivate III and our Sponsor, InterPrivate III completed the private sale of an aggregate of 577,500 Sponsor Private Placement Units to our Sponsor at a purchase price of $10.00 per unit, generating gross proceeds to InterPrivate III of $5,775,000. The Sponsor Private Placement Units are identical to the units sold in the IPO, except that the Sponsor Private Placement Units, so long as they are held by our Sponsor or its permitted transferees, (i) are not redeemable by InterPrivate III except as set forth in the warrant agreement, (ii) may not (including the Class A common stock issuable upon exercise of such Sponsor Private Placement Units), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of InterPrivate III’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

In addition, simultaneously with the consummation of the IPO, pursuant to the Underwriter Private Placement Units Purchase Agreement dated March 4, 2021, by and between InterPrivate III and EarlyBird, InterPrivate III completed the private sale of an aggregate of 115,000 Underwriter Private Placement Units to EarlyBird at a purchase price of $10.00 per unit, generating gross proceeds to InterPrivate III of $1,150,000. The Underwriter Private Placement Units are identical to the units sold in the IPO, except that the Underwriter Private Placement Units, so long as they are held by EarlyBird or its permitted transferees, (i) are not redeemable by InterPrivate III except as set forth in the warrant agreement, (ii) may not (including the InterPrivate III Class A common stock issuable upon exercise of such Underwriter Private Placement Units), subject to certain limited exceptions, be transferred, assigned or sold by such holders until 30 days after the completion of InterPrivate III’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

Upon the consummation of the IPO and the sales of the private placement units, $258,750,000 was placed in a Trust Account maintained by Continental, acting as Trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of InterPrivate III’s obligation to redeem 100% of the public shares if InterPrivate III does not complete an initial business combination within 24 months from the closing of its IPO or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if InterPrivate III is unable to complete an initial business combination within 24 months from the closing of our IPO, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of June 30, 2021, there was $258,770,580 in investments and cash held in the Trust Account.

Fair Market Value of Aspiration’s Business

InterPrivate III’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. InterPrivate III will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The InterPrivate III Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, InterPrivate III must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for our IPO. Accordingly, in connection with the Business Combination, the InterPrivate III Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with the execution of the Merger Agreement, our Sponsor entered into the Sponsor Support Agreement, pursuant to which, among other things, our Sponsor agreed to vote its shares in favor of the Business Combination Proposal and all of the other proposals being presented at the Special Meeting. In addition, in connection with our IPO and pursuant to the Underwriter Private Placement Units Purchase Agreement, EarlyBird also agreed to vote its shares in favor of any proposed business combination for which we seek shareholder approval. As of the date hereof, our Sponsor and EarlyBird currently collectively own 20% of the total outstanding InterPrivate III Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding InterPrivate III or its securities, the Sponsor, Aspiration and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of InterPrivate III Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) InterPrivate III satisfy the Minimum Required Funds Condition.

Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/ prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by InterPrivate III’s Sponsor for nominal value.

Liquidation if No Business Combination

InterPrivate III has until March 9, 2023 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), InterPrivate III will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to InterPrivate III to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of InterPrivate III’s remaining stockholders and InterPrivate III’s Board, dissolve and liquidate, subject in each case to InterPrivate III’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if InterPrivate III fails to complete its initial business combination by March 9, 2023.

InterPrivate III’s Sponsor and its directors and executive officers have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if InterPrivate III fails to complete its initial business combination within the required time frame. However, if InterPrivate III’s Sponsor, independent directors and executive officers acquired public shares in or after the IPO, or if they acquire public shares in the future, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if InterPrivate III fails to complete its initial business combination by March 9, 2023.

InterPrivate III’s Sponsor and its directors and executive officers have also agreed, pursuant to a written agreement with InterPrivate III, that they will not propose any amendment to the Current Charter that would affect the substance or timing of InterPrivate III’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by March 9, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless InterPrivate III provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares. However, InterPrivate III may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).

InterPrivate III expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $[750,000] of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, InterPrivate III may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If InterPrivate III was to expend all of the net proceeds of its IPO, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. InterPrivate III cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While InterPrivate III intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although InterPrivate III will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against InterPrivate III’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, InterPrivate III’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to InterPrivate III than any alternative. Examples of possible instances where InterPrivate III may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, InterPrivate III is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with InterPrivate III and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to InterPrivate III if and to the extent any claims by a third party for services rendered or products sold to InterPrivate III, or a prospective target business with which InterPrivate III has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under InterPrivate III’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, InterPrivate III has not asked our Sponsor to reserve for such indemnification obligations, nor has InterPrivate III independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and InterPrivate III believes that our Sponsor’s only assets are InterPrivate III’s securities. Therefore, InterPrivate III cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, InterPrivate III may not be able to complete the Business Combination, and InterPrivate III’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of InterPrivate III’s officers or directors will indemnify InterPrivate III for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, InterPrivate III’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While InterPrivate III currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to InterPrivate III, it is possible that InterPrivate III’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, InterPrivate III cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

InterPrivate III will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with InterPrivate III waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under InterPrivate III’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. InterPrivate III has access to up to approximately $750,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that InterPrivate III liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

If InterPrivate III files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of InterPrivate III’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, InterPrivate III cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if InterPrivate III files a bankruptcy petition or an involuntary bankruptcy petition is filed against InterPrivate III that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by InterPrivate III’s stockholders. Furthermore, InterPrivate III’s board may be viewed as having breached its fiduciary duty to InterPrivate III’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. InterPrivate III cannot assure you that claims will not be brought against it for these reasons.

InterPrivate III’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if InterPrivate III does not complete its initial business combination by March 9, 2023, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of InterPrivate III’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by March 9, 2023 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of InterPrivate III’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event InterPrivate III seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to InterPrivate III for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

InterPrivate III currently sub-leases its executive offices at 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019 from the Sponsor. InterPrivate III has agreed to pay the Sponsor a total of up to $10,000 per month for office space, administrative and support. InterPrivate III believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. InterPrivate III considers its current office space adequate for its current operations.

Employees

InterPrivate III currently has four executive officers. These individuals are not obligated to devote any specific number of hours to InterPrivate III’s matters but they intend to devote as much of their time as they deem necessary to InterPrivate III’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. InterPrivate III does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

InterPrivate III’s directors and executive officers are as follows:

Name	Age	Position
Ahmed Fattouh	47	Chairman and Chief Executive Officer
Sunil Kappagoda	56	Vice Chairman
Nicholaos Krenteras	50	President and Director
Brandon Bentley	46	General Counsel
Minesh Patel	36	Vice President
Gordy Holterman	55	Director
Rich McGinn	74	Director
Howard Newman	73	Director
John McCoy	77	Director

Ahmed Fattouh

Ahmed Fattouh has served as our Chairman and Chief Executive Officer and a board member since our inception. Mr. Fattouh has over 25 years of private equity and M&A experience. Since 2017, he has been a Founder Member and the Chief Executive Officer of InterPrivate LLC, a private investment firm that invests on behalf of a consortium of family offices in partnership with independent sponsors from leading private equity firms with strong relationships with former portfolio companies. Mr. Fattouh’s blank check company experience includes serving as Chairman and CEO of InterPrivate Acquisition Corp., which consummated a business combination with Aeva Inc. in March 2021, senior advisor to Tuscan Holdings Corp., which announced its intent to combine with Microvast Inc. in February 2021, Chairman and CEO of InterPrivate II Acquisition Corp., and Chairman of InterPrivate IV InfraTech Partners Inc. In 2001, Mr. Fattouh became a Founding Member and the Chief Executive Officer of Landmark Value Investments, an asset management firm. He also served as the Managing Member of Landmark Value Strategies, Landmark Activist Strategies, Landmark Credit Strategies, the Landmark Real Assets Fund, the Landmark Protection Fund, Globalist Value Strategies and the Globalist MENA Fund. Mr. Fattouh is a former member of the private equity group at Investcorp International and the M&A Department of Morgan Stanley & Co. in New York. He has executed transactions involving industry leaders, including RJR Nabisco, Mobil Corporation, Ampolex, IBM, Elf Atochem, Tivoli Systems, Eagle Industries, Amerace, Washington Energy, Puget Power, Synergy Gas, KKR, Saks Fifth Avenue, Werner Ladder, Falcon Building Products, LVMH, Bliss, Eastern Software, Sumo Logic, and Fidelity National. Mr. Fattouh previously served as a director of Columbia Medical Products, the Del Grande Dealer Group, Massmedium, and Collective Sense. Mr. Fattouh received a B.S. in Foreign Service from Georgetown University.

Sunil Kappagoda

Sunil Kappagoda has served as our Vice Chairman and board member since our inception. Mr. Kappagoda has over 30 years of banking, financial services and fintech experience. Mr. Kappagoda’s blank check company experience includes serving as an advisor to InterPrivate Acquisition Corp., and he has also served as an advisor to other InterPrivate-affiliated investment vehicles. Mr. Kappagoda currently serves as Chairman of F1 Payments and InterPayments, an InterPrivate portfolio company, where he has worked closely with Mr. Fattouh. Mr. Kappagoda is also a Director at Linkly (a merger of PCEftpos, EFT Solutions and Premier Technologies), an Advisor to Envestnet and an LP / Advisor at NYCA Partners. His recent fintech experience also includes being an advisor / board member at 11 fintech companies, including Billtrust (NYSE: BTRS), Ondot Systems (acquired by Fiserv), and Earthport (acquired by Visa), amongst others. Mr. Kappagoda’s previous experience includes serving as President of Asia-Pacific at Verifone Systems where he led a 14-country business that spanned China, India, Japan, Korea, South-East Asia, Australia and New Zealand, and Senior Partner and Managing Director at The Boston Consulting Group where he focused exclusively on Banks and Financial Institutions. Mr. Kappagoda holds an M.B.A. from The Wharton School, University of Pennsylvania, an M.Sc. in Economics from The London School of Economics and a B.Sc. Engineering from Imperial College of Science and Technology.

Nicholaos C. Krenteras

Nicholaos C. Krenteras has served as our President and board member since our inception. Mr. Krenteras’ blank check company experience includes serving as an advisor to InterPrivate Acquisition Corp., and he has also served as an advisor to other InterPrivate-affiliated investment vehicles. Mr. Krenteras has a 20-year career in financial services including serving as a Partner and Managing Director for 14 years at Pine Brook Partners, a New York-based private equity firm with more than $3 billion in assets under management. Pine Brook and InterPrivate have worked together closely, jointly pursuing and completing financial services investments. At Pine Brook, Mr. Krenteras was a member of the investment committee and board representative on numerous portfolio company boards. Prior to Pine Brook, Mr. Krenteras spent nine years in the financial services industry; working for LabMorgan, JP Morgan’s financial technology venture capital arm, as vice president of portfolio development. Earlier in his career, he worked for Bank of America as an interest rate derivatives trader and as the vice president of trading and business development for Pedestal Capital, a start-up institutional brokerage for mortgage-backed securities. Throughout his career Mr. Krenteras has worked with over 25 portfolio companies in all stages of development from seed through and post-IPO, including Belmont Green Limited, Better Holdco Inc., Clear Blue Financial Holdings, Syndicate Holding Corp., Aurigen Capital Limited, Third Point Reinsurance Ltd., Essent Group Ltd., Green Bancorp, Inc., Global Atlantic, Narragansett Bay Insurance Company, and NBIC Holdings, Inc. He sits on the board of the Athens Stock Exchange, where he is a member of the Audit and Nominating and Compensation committees. Mr. Krenteras holds an A.B. in International Relations from Brown University and an M.B.A. from the Columbia Business School, where he was a member of the Beta Gamma Sigma honor society. We believe Mr. Krenteras is qualified to serve on the InterPrivate III Board because of his extensive experience investing and serving on private company boards.

Brandon C. Bentley

Brandon C. Bentley has served as our General Counsel since our inception. Mr. Bentley is founder of InterPrivate and has been Chief Operating Officer and General Counsel since 2017. Mr. Bentley’s blank check company experience includes serving as General Counsel and board member of InterPrivate Acquisition Corp., and as General Counsel of InterPrivate II Acquisition Corp. and InterPrivate IV InfraTech Partners Inc. From 2005 to 2014, Mr. Bentley was the General Counsel, Chief Operating Officer and Chief Compliance Officer of Landmark Value Investments. Mr. Bentley also served as General Counsel of the firm’s registered broker-dealer affiliate from 2011 to 2013. Prior to InterPrivate, Mr. Bentley served as the General Counsel and Chief Operating Officer of Castellan Real Estate Partners, a real estate private equity firm based in New York, from 2014 to 2016 and worked for e.ventures Europe in a senior finance and operations capacity. Mr. Bentley previously worked as an attorney at White & Case LLP in New York from 1999 to 2005, where he focused on securities transactions and mergers and acquisitions. Mr. Bentley received a B.A. from Wake Forest University and a J.D. from Boston University School of Law.

Minesh K. Patel

Minesh K. Patel has served as a Vice President since our inception. Mr. Patel has been a Principal at InterPrivate since 2019 where he focuses on market research, investment analysis, and deal execution. Mr. Patel’s blank check company experience includes serving as Vice President of InterPrivate Acquisition Corp. Mr. Patel previously was a Principal at Fiduciary Network LLC, a private equity firm that provided permanent capital solutions to wealth management firms, from 2011 to 2018. Fiduciary Network’s portfolio companies managed in excess of $35 billion in assets under management and included some of the most respected firms in the industry. Mr. Patel’s responsibilities included leading or advising on all aspects of the firm’s M&A transactions, including deal sourcing, valuation and structuring. Prior to Fiduciary Network, Mr. Patel worked at JPMorgan Chase in a prime brokerage unit that was acquired from Bear Stearns from 2009 to 2010. Mr. Patel received a B.S. and M.S. from the University of Texas at Dallas and has been a CFA charterholder since 2012.

Gordy Holterman

Gordy Holterman has served on the InterPrivate III Board since the completion of our IPO. Mr. Holterman is a successful investor, entrepreneur and senior bank executive and has over 30 years of experience in making investments and building and using technology for investment management. Mr. Holterman is Founder and CEO of Proelio Capital where he focuses on active investing in fintech companies, creating/growing businesses and building successful JV’s, partnerships and acquisitions with major banks and asset managers. His primary area of focus is the fintech ecosystem, as well as proptech, insurtech and agtech. Mr. Holterman was previously CEO of Overland Advisors, a multi-asset relative value hedge fund, Head of Financial Products for Wells Fargo, and a partner and portfolio manager at Farallon Fixed Income. Mr. Holterman began his career as an M&A lawyer for Skadden Arps, and an options trader at O’Connor & Associates (now UBS). As an active fintech investor and advisor, he has invested and/or advised numerous fintech and proptech investments including Jaris, Payoneer, Roofstock, Linkly, LeapYear, Hearth, Zoe, CarIQ, and Vertis.ai, among others. Mr. Holterman holds a B.S. in Computer Science and Electrical Engineering from MIT and a J.D. from Stanford Law School. We believe Mr. Holterman is qualified to serve on the InterPrivate III Board because of his experience investing in the technology sector.

Rich McGinn

Rich McGinn has served on the InterPrivate III Board since the completion of our IPO. Mr. McGinn is a prominent leader in the global communication systems, networking, and technology industries, bringing more than 45 years of business management, financial and investment experience. Mr. McGinn currently serves as Chairman of Kaloom Inc., a data center software company, and he is a board member of Cushman Wakefield PLC. Previously, he was a cofounder and principal investor in Sky Capital from 2014 until it was acquired in 2016. Before Sky Capital, he served as Chairman, then CEO, of Verifone from 2011 to 2013. Mr. McGinn was a GP at RRE Ventures, a tech venture firm, from 2001 to 2010, and he served as President, then CEO and Chairman, of Lucent Technologies from 1996 to 2000. Before Lucent, Mr. McGinn held numerous managerial and executive positions at AT&T from 1969 to 1996, including President of Data Networking, EVP EMEA, EVP AsiaPac, and CEO of Western Electric. He has previously served on multiple boards including American Express, Oracle, Verifone, ViaSystems, Cyota, Broadsoft and Nexsan. Mr. McGinn holds a B.A. from Grinnell College. We believe Mr. McGinn is qualified to serve on the InterPrivate III Board because of his extensive investment expertise and industry contacts.

Howard Newman

Howard Newman has served on the InterPrivate III Board since the completion of our IPO. Mr. Newman is chairman and chief executive officer of Pine Brook Partners, an investment firm that manages more than $3 billion of limited partner commitments, and which he co-founded in 2006. He is also a member of the Pine Brook’s Investment Committee. Mr. Newman currently represents Pine Brook on the boards of Elevation Resources Holdings, LLC and La Luna Energy Partners, LP. Over the course of his career, he has been a director or observer on the boards of more than 50 companies, including 20 public companies. Prior to co-founding Pine Brook, Mr. Newman was with Warburg Pincus for 22 years, most recently as vice chairman and senior advisor, and as a senior member of the Firm’s management and investment committees. At Warburg Pincus, he led or co-led the energy, financial services, media, real estate and general investment practices, and was directly involved in investments in 47 companies. Before joining Warburg Pincus, Mr. Newman spent ten years in energy and financial services investment banking at Morgan Stanley & Co. In addition to overseeing Pine Brook’s portfolio, Mr. Newman is a Trustee of The Salk Institute for Biological Studies and serves on the board of the Tunisian American Enterprise Fund. During the term of Governor George Pataki of New York, Mr. Newman served as an advisor on energy policy and as a senior advisor to the Long Island Power Authority. Mr. Newman has served as a chairman of the Yale Alumni Fund and as a member of the Yale University Council and its Climate & Energy Institute Advisory Board. Mr. Newman holds a B.A. in Economics (magna cum laude with Distinction) and an M.A. in Economics from Yale University, and a Ph.D. in Business Economics from Harvard University. He was a Marshall Scholar at Cambridge University. We believe Mr. Newman is qualified to serve on the InterPrivate III Board because of his extensive public company and investment experience.

John McCoy

John McCoy has served on the InterPrivate III Board since the completion of our IPO. Mr. McCoy retired as Chairman and Chief Executive Officer of Bank One Corporation in December 1999, where he had been CEO since 1984. During his tenure as CEO, the company grew from $9.1 billion in assets to $269.4 billion, participating in more than 100 acquisitions of other financial institutions. Prior to moving to the parent company in 1983 as President and Chief Operating Officer, he was president of Bank One, Columbus, NA from 1977 until 1983, and of Bank One Trust Company, NA in 1981. He joined Bank One (then City National Bank & Trust Company) in 1970. Mr. McCoy is a director of Onex Corporation (OCX.SV on the Toronto Stock Exchange). He also serves on the holding company board of First Capital Bancshares, sits on the Advisory Board of Second Curve Capital, and is a member of the PGA TOUR First Tee Foundation Board of Governors. Mr. McCoy is a retired director of AT&T Inc. and Cardinal Health, Inc. and retired Chairman of the PGA TOUR Policy board, and is former board chair and director of Battelle Memorial Institute. Mr. McCoy is a former member of the board of trustees of Williams College and of Stanford University and past chairman of the board of trustees of Kenyon College. He has served on the Advisory Council of the Graduate School of Business at Stanford University and the Advisory Board of FTV Capital. Mr. McCoy graduated from Williams College with a B.A. degree in history, and he holds an M.B.A. degree in finance from Stanford University’s Graduate School of Business. We believe Mr. McCoy is qualified to serve on the InterPrivate III Board because of his expertise in growing public companies.

Executive Compensation and Director Compensation

During the period commencing on the closing of our IPO and ending the earlier of the consummation of our initial business combination and our liquidation, we have agreed to pay our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team and we have agreed to pay Minesh Patel, our Vice President, $10,000 per month for assisting us in negotiating and consummating an initial business combination. We have also agreed to pay consulting, success or finder fees to our sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of our initial business combination.

In addition, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their respective affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities or on our behalf in connection with identifying and consummating an initial business combination.

Number and Terms of Office of Officers and Directors

The InterPrivate III Board consists of five members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to InterPrivate III’s first annual meeting of stockholders) serving a three-year term. In accordance with the NYSE corporate governance requirements, InterPrivate III is not required to hold an annual meeting until one year after its first fiscal year end following its listing on the NYSE. The term of office of the first class of directors, consisting of Gordy Holterman, Rich McGinn and Howard Newman, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of John McCoy and Sunil Kappagoda, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Ahmed Fattouh and Nicholaos Krenteras, will expire at the third annual meeting of stockholders.

InterPrivate III’s officers are appointed by the InterPrivate III Board and serve at the discretion of the InterPrivate Board, rather than for specific terms of office. The InterPrivate III Board is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.

Director Independence

The rules of the NYSE require that a majority of the InterPrivate III Board be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The InterPrivate III Board has determined that Gordy Holterman, Rich McGinn, Howard Newman and John McCoy are “independent directors” as defined in the rules of the NYSE and applicable SEC rules. InterPrivate III’s independent directors have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against InterPrivate III or any members of its management team in their capacity as such, and InterPrivate III and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

InterPrivate III has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, InterPrivate III’s annual reports contain consolidated financial statements audited and reported on by InterPrivate III’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF INTERPRIVATE III

The following discussion and analysis of the financial condition and results of operations of InterPrivate III Financial Partners Inc. (for purposes of this section, “InterPrivate III,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of InterPrivate III included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

We are a blank check company formed under the laws of the State of Delaware on September 10, 2020 for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of our IPO and the sale of the private placement warrants, InterPrivate III Shares, debt or a combination of cash, InterPrivate III Shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent Developments

On August 18, 2021, we entered into the Merger Agreement with Merger Sub, Merger Sub II and Aspiration, pursuant to which Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly-owned subsidiary of InterPrivate III and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger as a wholly-owned subsidiary of InterPrivate III. In addition, in connection with the consummation of the Business Combination, InterPrivate III will become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.” and is referred to herein as “New Aspiration” as of the time following such change of name.

Under the Merger Agreement, we have agreed to acquire all of the outstanding shares of Aspiration capital stock for $1,750,000,000 in aggregate consideration. Each Aspiration Stockholder will receive shares of New Aspiration Class A common stock (valued at $10.00 per share) together with a contingent right to receive a pro rata portion of up to 100,000,000 shares of the Earn Out Shares.

The Merger Agreement contains customary representations, warranties and covenants by the parties thereto and the Closing is subject to certain conditions as further described in the Merger Agreement.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from our inception through June 30, 2021 were organizational activities, those necessary to prepare for the IPO, described below, and identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2021, we had a net loss of $1,397,731 which consists of operating costs of $1,364,771, a gain on warrant liability of $53,330 and warrant transaction costs of $210, offset by interest income from bank of $23,981 and interest lost on marketable securities held in Trust Account of $3,401.

Liquidity and Capital Resources

On March 9, 2021, we consummated the initial public offering of 25,875,000 units, which included the full exercise by the underwriters of their over-allotment option in the amount of 3,375,000 units, at $10.00 per unit, generating gross proceeds of $258,750,000. Simultaneously with the closing of the IPO, we consummated the sale of 692,500 private placement units at a price of $10.00 per private placement unit in a private placement to the Sponsor and EarlyBird, generating gross proceeds of $6,925,000.

Following the IPO, the full exercise of the over-allotment option, and the sale of the private placement warrants, a total of $258,750,000 was placed in the Trust Account. We incurred $5,702,651 in IPO-related costs, including $5,175,000 of underwriting fees and $527,651 of other costs.

For the six months ended June 30, 2021, cash used in operating activities was $668,444. Net loss of $1,397,731 was affected by change in fair value of warrant liabilities of $(53,330), interest earned on marketable securities held in Trust Account of $23,981 and an unrealized loss on marketable securities held in the Trust Account of $3,401. Changes in operating assets and liabilities used $696,326 of cash for operating activities.

As of June 30, 2021, we had marketable securities held in the Trust Account of $258,770,580 (including approximately $23,981 of interest income and unrealized loss of $7,709 consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through June 30, 2021, we have not withdrawn any interest earned from the Trust Account.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our initial business combination. To the extent that InterPrivate III Shares or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2021, we had cash of $578,904. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that an initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the private placement units.

We will need to raise additional capital through loans or additional investments from our initial stockholders, officers or directors. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern through one year and one day from the issuance of our financial statements as of and for the period ended June 30, 2021.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, administrative and support services. We began incurring these fees on March 4, 2021 and will continue to incur these fees monthly until the earlier of the completion of an initial business combination and our liquidation.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liability

InterPrivate III accounts for the private placement warrants in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40, under which the private placement warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Under ASC 815-40, InterPrivate III’s private placement warrants are not indexed to the InterPrivate III Shares in the manner contemplated by ASC 815-40 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. Accordingly, InterPrivate III classifies the private placement warrants as liabilities at their fair value and adjusts the private placement warrants to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The private placement warrants are valued using a binomial lattice model.

Common Stock Subject to Possible Redemption

We account for InterPrivate III Shares subject to possible conversion in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. InterPrivate III Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, InterPrivate III Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Loss Per Common Share

We apply the two-class method in calculating earnings per share. Net income (loss) per common share, basic and diluted for Class A common stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of InterPrivate III Class A common stock subject to possible redemption outstanding for the period. Net income (loss) per common share, basic and diluted for and non-redeemable common stock is calculated by dividing net loss less income attributable to InterPrivate III Class A common stock subject to possible redemption, by the weighted average number of shares of non-redeemable InterPrivate III Shares outstanding for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

INFORMATION ABOUT ASPIRATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Aspiration Partners, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Letter from the Co-Founders

Dear Prospective Shareholders,

Aspiration is in the business of fighting the climate crisis.

We help people and businesses build sustainable impact into what they do every day by making it easy, automated, and powerful—whether it is in the ways people spend and save their money or the ways businesses engage their customers and employees.

Aspiration was built to be different. Many companies today are striving to improve their ESG performance and act as good corporate citizens. Across the consumer landscape, we see companies taking this a step further by building and bringing products to market that have sustainability built in—from electric vehicles to clean energy to sustainable food.

But Aspiration has gone a step further. Sustainability is our product. It is the business we are in. It is what we deliver to our customers whether they are individuals or businesses. It is our mission.

We believe the switch to sustainability will be the largest, fastest shift in behavior in human history. It has to be. And we’re building Aspiration to play a central role in powering that transformation for individuals and businesses alike.

When we founded Aspiration in 2013, it was with the belief that we could create a company that would help our customers Do Well and Do Good.

Today our company continues to bring that to life: helping people and businesses make money and make a difference.

Do Well and Do Good is also how we think of building our business. Many companies today seek to grow in revenue and profitability and then use that success to make worthy donations on the side. That should be applauded.

Aspiration is different. Our sustainable impact grows alongside its financial success; they are inextricably linked.

Over five million Americans have signed up as members, joining one of the largest communities of Conscious Consumers in the world.

The more Aspiration scales, the more of a positive change we bring. From January 2021 to August 2021, Aspiration’s individual and business customers have funded the reforestation of over 33 million trees. The estimated cumulative climate impact of the Aspiration community thus far is the equivalent of taking every car in the state of Connecticut off the road for a year.

Aspiration is a certified B Corporation and, in fact, has been named to the “Best for the World” list of the top five percent of highest scored certified B Corporations four years in a row.

With this transaction, we are taking a further step. At the closing of the transaction, Aspiration will become a Public Benefit Corporation under Delaware law with a public purpose to “help those we serve Do Well and Do Good for People and the Planet.” A Public Benefit Corporation is a special class of companies built to serve a larger mission and purpose as well as its shareholders.

We are building a business where doing well and doing good are in concert, not conflict, with one another. That is what we offer our customers — it is what we offer to our investors, as well.

Whether it is for shareholders investing their capital or team members investing their time our message has always been the same: The work we are doing to build Aspiration is not easy, but is really hard. We are doing something no one has done before. There is no map. Every step forward is a step no one has taken and into a place no one has been. And we’re always going uphill. But as we continue to achieve our milestones we will show you what we show our customers: that with Aspiration you can Do Well and Do Good at the same time.

Thank you,

Andrei Cherny and Joseph N. Sanberg, Aspiration Co-Founders

Company Overview

Aspiration is pioneering a category we think of as “Sustainability as a Service”—our tools, technology, products, services, and features help people and businesses integrate the fight against climate change into their daily actions by empowering people to make a sustainable impact with every dollar they spend and save and businesses to meet the rising demand for sustainability from their customers and employees.

Aspiration started by democratizing the ESG revolution. Over the past decade, investment strategies that look to a company’s environmental, social, and governance practices and seek to generate returns as well as have positive impact have seen rapid growth.

Unfortunately, these investment strategies—like all investments in America—have been largely the domain of wealthier individuals and large institutions. As of 2019, the bottom ninety percent of Americans collectively owned 16% of publicly traded stocks.

So Aspiration took sustainability out of the realm of investing and into the daily financial lives of everyday Americans—bringing sustainability to people’s day-to-day spending and savings.

We also sought to expand the reach of sustainable investing itself with our Aspiration Redwood Fund, which brings world-class ESG investing strategies to our customers at a $10 minimum investment level.

From there we came to realize that the millions of monthly points of interaction with our customers were opportunities to do more to embed sustainable action into their daily lives; that those millions of transactions were millions of moments for action.

Therefore, on top of our financial products, we built sustainable impact products that can embed actions like carbon offsetting and tree planting into what our customers are already doing on a daily basis.

In 2020, we launched a corporate initiative that brings our tools and technology to the businesses that are increasingly facing a need to build sustainability into their customer journey and their employee experience.

Whether it is for individual customers or corporations, Aspiration’s business is built primarily around our Sustainability as a Service offerings such as carbon offsetting and reforestation delivered through our technology, community, and brand. For the first half of 2021, roughly 71% of our total revenue was from ESG Impact Services—56% from Corporations and 15% from Consumers.

The remaining 29% of our total revenue over this period was derived from Consumer Financial Services fees such as interchange, product partnerships, interest income and subscription revenue across all our offerings.

Commitment to Environmental, Social, and Governance Leadership

As a mission-driven company committed to living out our motto, Do Well and Do Good, we believe our products and services will be integral to a new sustainable economy. Our company is built around providing people and businesses the opportunity to integrate sustainable action into their daily lives in ways that make it easy, automated, engaging, and powerful. We also recognize that our own internal commitment to environment, social and governance (“ESG”) issues is central to Aspiration’s value proposition.

We are addressing the ESG opportunities and risks of our operations, products, and services in meaningful ways by integrating them throughout our business strategy and decision-making processes. We plan to report on how we oversee and manage ESG factors and evaluate our ESG objectives by using industry-specific frameworks such as the Sustainability Accounting Standards Board (“SASB”) and the United Nations Sustainable Development Goals (“UN SDGs”).

Our ESG initiatives are organized into three pillars, which, in turn, contain focus areas for our attention and action:

Our Environmental Pillar is built on the meaningful impact our “Sustainability-as a-Service” tools have on the climate crisis. The more our products and services are used, the more we will have a tangible and increasing impact on the reduction of carbon dioxide in our atmosphere as well as an increase in renewable energy use, reforestation, and the conservation of habitats and biodiversity.

At the same time, we are integrating sustainability throughout Aspiration’s operations. We also prioritize ensuring that our operations contribute to advancing the world’s ongoing transition to a low carbon economy by purchasing renewable energy credits covering 100% of our 2020 estimated energy footprint and by partnering with vendors with climate commitments. The actions within our Environmental pillar support the UN SDGs associated with goals 12 (Responsible Consumption), 13 (Climate Action), and 15 (Life on Land).

Our Social Pillar is focused on empowering our customers with fair financial services and the ability to use their money as a tool for advancing the cause of People. Our core products offer a Pay What Is Fair fee structure and do not feature the traditional fees of incumbent banks. Our customer deposits are swept to community banks around the country. We help lift the local communities globally where our tree planting creates jobs. The Aspiration Impact Measurement helps customers spend at businesses that do better for their employees in terms of pay, benefits, and diversity. The Aspiration Redwood Fund invests in companies with industry leading workforce practices. Internally, we support and reward an engaged, talented, diverse and inclusive workforce by giving every employee an ownership stake in Aspiration and through initiatives such as instituting a $25 minimum wage and developing a Diversity, Equity, and Inclusion action plan. Customer data is kept secure and private through our robust policies, practices, and trainings, and the safeguarding of our IT infrastructure from cyberattacks and other threats through routine monitoring and mitigation programs. The actions within our Social pillar support the UN SDGs associated with goals 5 (Gender Equality), 8 (Decent Work and Economic Growth) and 10 (Reduced Inequalities).

Our Governance Pillar is focused on accountability, integrity, and transparency. Just as we monitor governance in our Aspiration Redwood Fund, our Board and senior management oversee our ESG risks and opportunities by receiving regular updates from and providing strategic guidance to our divisional teams and senior leaders. We also uphold our commitment to ethical business conduct and compliance through our policies, programs, and organizational leadership, which promote best practices.

All of Aspiration’s actions and each of its ESG pillars are underpinned by our belief that profit and purpose can be united to make the world a better place.

Culture and Values

At Aspiration, we define our culture as “Mission | Driven.” Many companies use this phrase, but at Aspiration we emphasize that both of those words carry equal weight. Our Mission brings us together and unites us around a shared sense of purpose. But that Mission moves from ideals to reality because we are Driven. We work harder, think harder, push harder than we or others might think possible — as individuals and as a team — to bring our Mission to life.

We operate internally as a company with five core values we call the “Aspiration ABC’s” (and D & E’s):

•	Action. We take initiative. We are doers, not bystanders. We don’t complain, don’t wait around, don’t fret. When we see something that needs to be fixed, we jump in and fix it.

•

Boldness. We don’t tinker, we transform. Saying “this is how it’s always done” is not an answer because no one before has done what we’re doing. Every step forward is exploring an undiscovered country—innovation, creativity, and decisiveness are how we forge our path.

•	Customer-Centered. Our customers are at the core of our business. Delivering for them is our North Star. We are judged—and judge ourselves—by our measurable impacts in doing so.

•

Diligence & Dedication. We do what we say we’re going to do, when we say we’re going to do it. We consistently go above and beyond for our customers, our fellow team members, and our company. And we deliver work that is high quality on a dependable basis.

•	Entrepreneurial. We act like entrepreneurs not employees, generating results for the company and customers every day.

Consumer Business Strategy and Overview

Our consumer strategy is to create a 3D relationship with our customers—one that is Deep, Durable, and Differentiated.

By “Deep” we refer to a multi-product experience. As opposed to others who might optimize around a single product or single slice of individuals’ monetary needs, we endeavor to make Aspiration our customers’ financial home.

From our very beginning, we have offered multiple products and services. Today, Aspiration offers our customers solutions for their daily banking needs in spending and saving, credit cards, investments, and retirement. In the future, we plan on continuing to offer new products to meet other financial needs.

The success of this aspect of our strategy can be measured by our product cross-adoption. We saw 57% of customers signing up for our core Spend & Save account in the second quarter of 2020 proactively signed up for at least one other revenue-generating product or service in their first year as an Aspiration customer.

“Durable” translates to longevity and loyalty. The annual retention rate of our customers is 94% in year one and 97% in year two based on first quarter of 2019 cohorts. This lasting relationship allows us to take a broad view of customer life and optimize for the long term.

“Differentiation” is perhaps the most central aspect of our customer strategy. We are not the right financial platform for everyone nor do we serve a particular demographic slice of customers with specific economic needs based on their income. And, unlike almost every other financial institution, we are not in the business of serving Financial Optimizers—the roughly third of the addressable market that will jump from product to product, account to account in search of a better deal.

Instead, Aspiration is the financial home for Conscious Consumers—another third of the market that cares more about saving the planet as they do about saving a penny. Our financial offerings are often as good if not better than what they might get elsewhere, but they join Aspiration largely based on ethics and environmental sustainability—the dimensions around which they might make decisions around which items in the grocery store or which brands of clothing they might purchase. These Conscious Consumers have transformed most every other consumer industry and with Aspiration we have created a financial home for them as well.

It is that search for integrating impact that brings our customers to Aspiration and our active customers give Aspiration a Net Promoter Score (NPS) in line with those earned by beloved brands such as Apple and Amazon.

The climate crisis is changing the way large numbers of Americans approach spending and purchasing decisions. According to a Yale Six Americas 2020 report, the percentage of Americans not just concerned but alarmed about climate change has more than doubled in the past few years and, according to the Pew Research Center, 59% of Americans see climate change as not just “a threat” but “a major threat” to our country.

These changing attitudes are ushering in an accelerating transformation of behavior with respect to how we operate as individuals and our expectations for the businesses where we spend our money and the corporations where we work.

According to a report published by the Capgemini Research Institute in July 2020, 42% of Americans have already changed their purchase preferences based on the social, economic, or environmental impact of the companies with which they spend their money. Sixty-one percent of U.S. employees say they choose their jobs based on their beliefs and values.

These Conscious Consumers are united by a shared sense of mission, purpose, and worldview but are demographically diverse. Aspiration’s customers reflect the U.S. population distribution when it comes to gender, income, and even geography—94 percent live outside of Los Angeles, New York City, and the San Francisco Bay Area.

Consumer Products

Spend & Save

Our offerings start in the center of our customers’ financial lives with our Aspiration Spend & Save account. This account can replace our customers’ existing checking or savings account. Unlike what they experience at major traditional banks, we ensure our customers’ deposits will never be used to fund oil and gas drilling.

The Spend & Save account is not a bank account and Aspiration is not a bank. Rather, it is a cash management account in a FINRA-regulated brokerage account that “looks and feels” like a best-in-class checking and/or savings account.

With a Spend & Save account, customers get a recycled plastic debit card, integrated but separate Spend and Save accounts with unlimited and instant transfers between them, ability to receive their paycheck up to two days early with direct deposit, access to 55,000 free ATMs worldwide, in-app check deposit and bill pay, and cash back rewards at businesses we recognize as leaders around sustainability and social responsibility.

Customer deposits are FDIC-insured through a program in which we sweep deposits to community banks around the country that we have certified as fossil fuel-free, as well as firearm-free and private prison-free, in their own lending practices.

As opposed to traditional “neobank” structures in which a third-party bank owns the customer account even if not the customer relationship, our cash management account structure gives Aspiration direct ownership of the account, its legal and regulatory relationships and responsibilities, and its economics.

The Aspiration Spend & Save Account is also free of the traditional fees imposed by banks such as overdraft fees and monthly service fees. That, however, does not mean it is a free account. Our fee is what we call Pay What Is Fair. Aspiration’s customers choose their fee. Over the past seven years, we have consistently seen the great majority of customers signing up to pay a monthly fee even though they could be paying zero. This puts our customers in the driver’s seat of the relationship, guarantees to them that we will be working for their best interests, and builds trust by aligning our incentives with theirs.

Traditional banks do better when their customers do worse. They make money when the customer runs into trouble or otherwise has a setback: when they have an overdraft, are stuck using an out-of-network ATM machine, are late on a credit card payment, and so on. Instead of charging those kinds of fees, Aspiration’s business model eschews these fees and instead makes money when the customer succeeds—when they are so delighted with Aspiration that they choose to pay even though they do not have to.

Aspiration Impact Measurement

Just as we make our customers’ savings sustainable, we help them make their spending sustainable as well. AIM—our Aspiration Impact Measurement—is a digital Fitbit for sustainability. It allows customers to see their own personal sustainability score based on their spending and decide where they will spend their money based on how businesses treat their employees and the environment.

AIM scores hundreds of the places most Americans spend their money, using thousands of potential data points to score businesses on up to 30 metrics across pay, benefits, diversity, equity, carbon impact, renewable energy usage and more. These metrics ladder up into a People and Plant score for the various businesses, a People and Planet score for our customers based on the score of the places they are shopping, and an overall AIM score for each customer.

Aspiration Plus

Aspiration customers can upgrade their Spend & Save account to Aspiration Plus, a premium subscription account. Aspiration Plus offers a recycled ocean plastic debit card, extra interest on savings, and additional cash back rewards. But its core offering is Planet Protection, a product that automatically provides offsets for customers’ gasoline purchases, thereby helping to make their driving carbon neutral and to help them address unavoidable emissions from necessary driving.

Plant Your Change

Aspiration customers are also signing up for Plant Your Change, which plants a tree for every purchase they make by rounding up to the nearest dollar. We see most new Aspiration customers signing up for this feature. Aspiration customers are planting more trees than in New York City’s Central Park on a daily basis.

Aspiration Redwood Fund

Aspiration Redwood Fund (the “Fund”) offers both a negative screen around fossil fuels and a positive screen for companies with stronger environmental and employee practices.

Aspiration Fund Adviser, LLC, a wholly owned subsidiary of Aspiration Partners, Inc., serves as investment adviser to the Fund, an actively managed registered open-end investment company or mutual fund that is a series of Aspiration Funds, a Delaware statutory trust, and has delegated certain advisory duties to UBS Asset Management (Americas) Inc. pursuant to a sub-advisory agreement entered into on behalf of the Fund. Unlike traditional registered investment companies, the Fund does not charge an investment advisory fee at the Fund level. Instead, investors who want to invest in the Fund must become an advisory client of Aspiration and choose the amount of advisory fees, if any, that they will pay us under our “Pay What is Fair” fee model.

Aspiration Zero

In the summer of 2021, we launched our Aspiration Zero Credit Card. Not only is it the first credit card built around fighting climate change, it is one of the only products of any kind that offsets the average American’s entire carbon footprint just by using it once a day.

Every time a customer makes a purchase with their Aspiration Zero Credit Card, Aspiration plants a tree. Aspiration Zero also comes with Plant Your Change as an opt-out. Two trees planted a day roughly equals the average American’s daily carbon footprint.

When an Aspiration Zero cardholder plants 60 trees in a month they unlock benefits including one percent cash back on an unlimited basis on all their card purchases for the month.

Aspiration Zero is offered in conjunction with Beneficial State Bank, the issuer of the card and which currently bears the credit risk on the card product.

Corporate Business Strategy and Overview

The same sustainability products and tools we bring to our individual customers are what forms the basis of what we offer our corporate customers. While for individuals we utilize the interactions inherent in daily card transactions to provide offsetting and reforestation, for businesses we provide these directly without a connection to financial services.

Every day, businesses are realizing that meeting a rising demand from their own customers and employees to take action around climate change is essential to their financial success. For these businesses, it is not sufficient to offset or reduce their carbon footprint. They need to integrate that sustainable action into their day-to-day customer journey and employee experience.

With Aspiration, these companies can meet that demand in ways that are cost-effective and engaging. Aspiration’s branded, bundled set of products and services quantify their carbon footprint, provides reforestation and other high quality carbon removals and offsets, and integrates carbon mitigation into their interactions with their own clients and employees.

Aspiration Sustainable Impact Services, a wholly-owned subsidiary of Aspiration Partners, Inc., provides services founded on three pillars:

•	Technology. Aspiration’s products have a proven track record around creating engaging experiences for consumers built around sustainability.

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Carbon Reduction and Mitigation. Aspiration helps companies secure and lock in pricing for Energy Attribute Certificates (EAC) / Renewable Energy Credits (REC) and carbon removals/offsets from high-quality projects. Aspiration’s own large commitment of tree planting over the coming years, and the carbon impact that stems from these nature-based carbon removals, allows us to offer cost-effective solutions to businesses looking to embed reforestation and carbon mitigation into their activities.

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Individual Engagement. Aspiration is building a brand that is coming to be associated with sustainability in the minds of millions of Americans. We provide B2B2C services that enable individual customers and employees to track and tackle their climate impact.

Reforestation Rewards

Our corporate sustainability offerings include Reforestation Rewards. Planting trees is the highest-ranked climate intervention, supported by 90% of surveyed adults.

Through Reforestation Rewards, our business customers purchase an allocation of trees through Aspiration’s global reforestation program. Aspiration then collaborates with partners to craft simple but powerful, business-driving initiatives that reward customers or employees via tree-planting. This might include planting a tree in partnership with Aspiration on behalf of customers who take certain actions such as signing up or upgrading, making a purchase, or subscribing to an email newsletter.

Aspiration also helps businesses create employee sustainability benefits where the partner highlights a partnership with Aspiration to plant trees on behalf of employees around major moments (onboarding, paydays, anniversaries, Earth Day, etc.).

Plant Your Change for Corporate Cards

Businesses can link their existing corporate credit or debit cards through an Aspiration co-branded Plant Your Change landing page or through an embedded call to action in the business’s own user interfaces.

Similar to Plant Your Change on Aspiration’s own cards, employees swipe their debit or credit card, and we charge the spare change that would bring that transaction to the nearest dollar. For example, after a charge of $3.88, Aspiration would make a charge of $0.12 to round up to $4.00. Aspiration plants a new, native tree with our sustainability partners and monitors tree growth through maturity. Aspiration also provides tools and templates for the business to communicate the individual and total corporate impact to each employee.

AIM Transaction Impact Scoring

Through its AIM impact scoring, Aspiration provides corporations with tools to enable them to better understand the carbon impact of purchases as well as consumer-facing transactions, e.g. product sales. The AIM technology can be used by companies as a way to help improve business purchasing choices to lower Scope 3 carbon emissions, or as a way to empower customers to reduce or offset the carbon impact of the goods sold by the business.

Proven Performance

As a platform for sustainable consumer fintech, Aspiration’s performance can be evaluated on the basis of both our traditional financial results as well as our ESG impact. Aspiration has demonstrated significant, measurable achievement across both.

Financial & Operating Performance

Aspiration has delivered strong growth and scale in the first half of 2021. For the six months ending June 30, 2021, we generated $34.8 million in revenue. In June alone, we generated $8.3 million in revenue, which represents a 286% increase from the $2.2 million earned in December 2020.

As demonstrated by our financial results, we have achieved strong growth across our consumer financial products. This can be attributed to our customers’ commitment to our shared goals and satisfaction with Aspiration as evidenced by substantial cross-product adoption, high retention rate and positive customer feedback:

•	57% of our Q2 2020 customer cohort adopted a second product within 12 months

•	In 2020 we maintained the same retention rate of 94% as compared to 2019

•	Our 2020 Net Promoter Score of 62 is illustrative of our strong alignment with our customers

These deep, durable customer relationships enable us to grow and translate into more attractive future margins—they have also given us the opportunity to do so in a manner that is accretive to our LTV/CAC ratio.

In addition to our consumer product growth, we have also demonstrated significant momentum in our corporate ESG business. In December 2020, Aspiration had two corporate clients and generated revenue that month of $0.6 million. By June 2021, we scaled this to 31 clients with $5.2 million in revenue for the month. This represents a significant avenue for future growth as well as a large step towards a further diversified revenue model.

Our Addressable Market

Aspiration’s current addressable market is large, growing, and supported by secular trends. According to a leading global consulting firm, the current market for sustainability services is $250 billion and projected to grow to $680 billion by 2030. According to Cornerstone Advisors, climate-conscious consumers account for 23 percent of the overall U.S. population and hold 35 percent of the total deposits held in banks.

These values represent a meaningful/significant economic shift resulting from consumers’ heightened concern for environmental, social, and governance (ESG) issues. According to a 2020 survey reported by the Yale Program on Climate Change, 26% of Americans are alarmed about climate change, representing an increase of 136% relative to 2015. American customers in general are beginning to take action and are demanding businesses do the same. According to Capgemini Research Institute, 42% of customers have already changed their purchase preferences based on social, economic, or environmental impact. Moreover, the Data-Driven EnviroLab & New Climate Institute found that from 2019 to 2020 there was an approximately 3x increase in the number businesses that have set net-zero emission goals.

Our Business & Growth Strategy

Aspiration is in the business of sustainability—our ability to bring ESG services to consumers and corporate clients is a fundamental strength to our business model. Not only does it attract loyal customers from a large and growing potential market, but it also represents a diversified source of revenue in the form of ESG Impact fees. Our innovative model has created a significant first-mover advantage that is reinforced by a powerful flywheel effect. This flywheel also further enables multiple avenues for future growth in 2021 and 2022.

The Flywheel Effect & Existing Product Growth

Customers come to Aspiration for consumer financial products that allow them to embed sustainable action into their spending and saving. By delivering mission-aligned consumer fintech products, we have created a sustainability-powered financial services company. We have simplified impact, by automating and integrating it into our customers’ daily lives.

Our revolutionary model has aligned us with our loyal base of passionate, purpose-driven customers. These committed customers have demonstrated strong retention as well as cross-product adoption, which has allowed us to achieve significant revenue growth and brand recognition.

Our corporate clients are responding to customer demand for ESG solutions. They come to Aspiration because we provide a trusted brand that is synonymous with sustainability. We also possess the expertise and reach to cost-effectively develop new products that help corporations reach Conscious Consumers.

Enterprise collaboration is expected to result in improved product differentiation and further magnification of scale. This compounded impact is expected to provide even greater visibility to our platform, thereby attracting more customers and further enhancing our brand. This ultimately creates a flywheel effect that propels growth in a manner that is difficult for newcomers to replicate given our existing scale and expertise.

Marketing

We create differentiated marketing content and utilize performance marketing to drive customer engagement and attract new customers. We attract and retain members through multiple marketing channels, including email, digital, display, site, direct-mail, streaming audio, social media, as well as paid social media advertisements, search engine optimization, paid search, personalized emails, and mobile push notifications through our app. We continue to optimize our marketing strategy through a focus on our full suite of financial services and ESG-related products and iterate on referral as well as services and products for member opportunities. For a discussion of risks relating to marketing, see the sections titled “Risk Factors — Risks Related to Aspiration — General Risks Related to Aspiration’s Business and Industry — We utilize a range of marketing, advertising, and other initiatives to drive customer engagement and attract new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably” and “Risk Factors — Risks Related to Aspiration — General Risks Related to Aspiration’s Business and Industry — Our business model and growth strategy depend on our marketing efforts and ability to attract customers in a cost-effective manner.”

Competition

We face significant competition in consumer financial services industry. However, our services are differentiated by the sustainability products that we offer to our customers through our financial services. These industries are characterized by changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. Some of our competitors have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. The competitors we face include:

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Competitors Offering Consumer Financial Services. Our consumer financial services business competes with traditional and digital financial services companies that provide investment advice or securities brokerage accounts, bank accounts and other financial services.

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Competitors Offering Sustainability and Carbon Reduction Services. Our corporate and consumer ESG businesses compete (and collaborate) with other companies offering sustainability and carbon reduction services. We believe that we are well-positioned to compete with such companies due to our proprietary ESG rating technology and our access to reforestation capacity at scale — in addition to bringing our extensive retail consumer reach and knowledge to help accelerate new climate-focused product adoption.

For a discussion of risks relating to competition, see the section entitled “Risk Factors — Risks Related to Aspiration — General Risks Related to Aspiration’s Business and Industry — We operate in a highly competitive business environment which could materially adversely affect our business, financial condition, results of operations and liquidity.”

Governmental Regulation

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act and its implementing Regulation E (together, “EFTA”) provide guidelines and restrictions on the provision of electronic fund transfer services to consumers, and on making an electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH are subject to detailed timing and notification rules and guidelines administered by the National Automated Clearinghouse Association (“NACHA”). Recently, the NACHA Board of Directors approved a change in the NACHA Operating Rules that requires ACH Originators to utilize commercially reasonable fraudulent transaction detection systems. The rule change, effective on March 19, 2021, requires ACH Originators to perform account validation as part of their commercially reasonable fraudulent transaction detection system. This rule change may require changes to our fraud detection systems and increase our costs associated with ACH electronic transfers.

U.S. Federal and State Consumer Protection Requirements

We must comply with various federal and state consumer protection regimes, both pursuant to the financial products and services we provide directly and as a service provider to our bank partners. The CFPB, the FTC, and other U.S. federal, state, and local regulatory agencies regulate consumer financial products. These agencies, as well as certain other governmental bodies, have broad consumer protection mandates and discretion in enforcing consumer protection laws. In particular, the Dodd-Frank Act grants the CFPB the power to enforce the prohibition on unfair, deceptive and abusive acts and practices (“UDAAP”) and to promulgate, interpret, and enforce rules and regulations defining unlawful, deceptive and abusive acts and practices. The CFPB also has enforcement authority to prevent an entity that offers or provides consumer financial services or products or a service provider in the United States from committing or engaging in UDAAPs, including the ability to engage in joint investigations with other agencies, issue subpoenas and civil investigative demands, conduct hearings and adjudication proceedings, commence a civil action, grant relief, and refer matters for criminal proceedings. Additionally, provisions of the Federal Trade Commission Act prohibit “unfair” and “deceptive” acts and practices in business or commerce and give the FTC enforcement authority to prevent and redress violations of this prohibition. Virtually all states have similar laws, which are enforced by state attorneys general. Whether a particular act or practice violates these laws frequently involves a highly subjective and/or fact-specific judgment.

Card Network Rules

We must comply with the card network rules pursuant to our agreements with our bank partners, Coastal Community Bank and Beneficial State Bank, which issue the Aspiration debit card and the Aspiration Zero Credit Card, respectively. The card networks set the network rules and have discretion to interpret and amend the rules on an ongoing basis. The card network rules specify certain requirements with respect to card acceptance, imposition of fees, disclosures to cardholders and requirements for merchants, issuers and service providers. In the event of non-compliance, the card networks have the authority to penalize us and our bank partners.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act.

The federal Electronic Signatures in Global and National Commerce Act (“ESIGN”), and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. ESIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions to provide electronic disclosures and other electronic communications to consumers, and to obtain the consumer’s consent to receive information electronically.

Investment Management

Our investment management business is subject to various laws, rules and regulations, and any failure to comply with these obligations could expose us to liability and/or reputational damage. In connection with our ordinary course business operations, we seek to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by regulators or changes in the interpretation or enforcement of existing laws and rules may directly affect our mode of operation and profitability.

We offer investment management services through our wholly owned subsidiary Aspiration Fund Adviser, LLC (the “Adviser”), an investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is subject to regulation by the Securities and Exchange Commission (the “SEC”) as well as the requirements of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program as well as written policies and procedures, solicitation agreements, advertisements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between the Adviser and advisory clients, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions. In addition, the Adviser is subject to routine periodic examinations by the staff of the SEC.

The Adviser serves as investment adviser to the Aspiration Redwood Fund, an open-end investment company, or mutual fund, that is registered under the Investment Company Act. As a result, the Adviser is also subject to the Investment Company Act and the rules thereunder, which, among other things, regulate the relationship between a registered investment company and its investment adviser and prohibit or severely restrict principal transactions and joint transactions.

The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations, significant monetary penalties, disgorgement of gains, cease-and-desist orders and other censures. The SEC may bring civil actions against investment advisers, and seek damages or other relief, in a U.S. district court or before an administrative law judge. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by the SEC were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

Broker-Dealer Regulation

One of our subsidiaries, Aspiration Financial, LLC, is a broker dealer that is registered with the SEC and a member of FINRA. Aspiration Financial, LLC facilitates transactions for its customers in our affiliated mutual fund, the Aspiration Redwood Fund. Aspiration Financial, LLC also provides its customers with cash management accounts in relation to which customers can use a debit card. Aspiration Financial, LLC offers two tiers of cash management accounts, Aspiration and Aspiration Plus, and the latter of these tiers can bear up to 1% interest for customers. Aspiration Financial, LLC offers these cash management accounts through its partnership with two third-party banks: Coastal Community Bank and Beneficial State Bank. Aspiration Financial, LLC is subject to SEC and FINRA rules and regulations, including, without limitation, with respect to its cash management and bank sweep program, its transactions with the affiliated Aspiration Redwood Fund, its public communications such as advertising and marketing, its onboarding of customers, its handling of customer funds and assets, net capital requirements, recordkeeping, customer privacy, business continuity planning, transactions with affiliates and the registrations and continuing education of its personnel.

For additional discussion, please see the risk factors related to regulation of Aspiration Financial, LLC, our broker-dealer subsidiary, under the sections titled “Risk Factors — Risks Relating to Government Regulation and Litigation — Our subsidiary, Aspiration Financial, LLC, is a broker-dealer registered with the SEC and a member of FINRA, and therefore is subject to extensive regulation and scrutiny” and “Risk Factors — Risks Relating to Government Regulation and Litigation — Our subsidiary, Aspiration Financial, LLC, is subject to net capital and other regulatory capital requirements; failure to comply with these rules could harm our business.”

Regulation of Our Bank Partnerships Model

Pursuant to our partnerships with Coastal Community Bank and Beneficial State Bank, our customers are offered debit cards associated with their cash management accounts and Aspiration Zero Credit Card, respectively. Both Coastal Community Bank and Beneficial State Bank are FDIC members and have licenses from Mastercard International Incorporated. We act as the service provider to, among other things, provide customer support and technology features for customers utilizing these products through our platform.

Many laws and regulations that apply directly to our bank partners are indirectly applicable to us as a service provider. Our bank partnerships are also subject to the supervision and enforcement authority of each bank’s primary banking regulator. Additionally, in order for each participating customer’s deposits to be covered by FDIC insurance up to the applicable maximum deposit insurance amount, we and our bank partners must meet certain eligibility requirements established by the FDIC, such as adequately evidencing participating customers’ ownership of each account.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Intellectual Property

We seek to protect our intellectual property by relying on a combination of federal, state and common law in the United States, as well as on contractual measures. We use a variety of measures, such as patents (which are pending registration), trademarks, trade secrets and copyrights, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.

We have registered several trademarks related to our name, “Aspiration,” as well as Aspiration’s logo, our company motto “Aspiration Do Well. Do Good.” and certain Aspiration products, such as “Aspiration Plus.” We believe our name, logo, motto and products are important brand identifiers for our customers.

Facilities

We do no not own any real property. We lease our headquarters at 4551 Glencoe Avenue, Suite 300, Marina Del Rey, CA 90292 pursuant to a lease agreement that expires on October 31, 2026. We consider our current office space sufficient to meet our current needs and that suitable additional space will be available as and when needed. Aspiration remote work policy enables employees the option to work remotely/work from home, indefinitely.

Human Capital Resources

Employees

As of June 30, 2021, we employed 231 individuals across the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

•	Of the 231 employees, 99.6% of employees worked full-time and 0.4% worked part-time.

•	Of the 231 employees, 56.3% were male and 43.7% were female.

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Of the 231 employees, 14.5% were Asian, 9.7% were Black or African American, 12.3% were Hispanic or Latino, 0.4% were Native Hawaiian or Other Pacific Islander, 4% were two or more races (Not Hispanic or Latino), and 59.2% were White.

We define Aspiration culture as “Mission | Driven.” At Aspiration we emphasize that both of those words carry equal weight. Our Mission brings us together and unites us around a shared sense of purpose. But that Mission moves from ideals to reality because we are Driven. When we hire, retain, develop and promote, we look for and nurture those qualities in our employees.

Aspiration values are defined by how we show up every day, at work and with one another:

•	Action- We take initiative. We are doers, not bystanders.

•	Boldness- We don’t tinker, we transform.

•	Customer-Centered- Our customers are at the core of our business.

•	Diligence & Dedication- We do what we say we’re going to do, when we say we’re going to do it.

•	Entrepreneur- We act like entrepreneurs, not employees.

The Chief People Officer is responsible for acquiring, deploying, and overseeing a Human Capital Management (“HCM”) Team with necessary breadth, skills, knowledge and abilities to fulfill human capital initiatives to create long-term value for the company and to reduce risk of liabilities and losses to the company. With the Chief People Officer oversight, the HCM Team embraces concerns including, but not limited to, training, managing and retaining the company’s workforce; compensation and benefits philosophy and structure with a focus on pay equity, inclusion, and gender opportunity; labor law and compliance, sexual harassment education and prevention, employee development and advancement, and workforce culture and ethics. All this work is deliberately done in alignment with the company’s mission, values, and business objectives, to deliver scalable and sustainable value to the company.

We are committed to providing and nurturing a DEI work environment. DEI initiatives are organized and maintained via DEI Committees who meet regularly to discuss, address, identify and act on DEI using the following planning framework:

DEI IN ACTION
PHASE 1 Summer-Fall 2021	PHASE 2 Fall-Winter 2021

Establish a DEI philosophy and strategy in alignment with Aspiration’s ethos and values	Communicate DEI philosophy, strategy and roadmap to all employees

Build a DEI action committee to drive, sustain, and act as DEI ambassadors of Aspiration	Establish a consistent internal DEI communication plan

Define DEI success indicators and metrics	Deploy frequent employee feedback loops to boost company awareness of our employees’ voice and for improving DEI initiatives

Build a DEI annual roadmap in alignment with global ESG events	Enroll sponsors and influencer in our internal DEI movement to strengthen alliances and purpose

Define recruiting, retentions, and education practices to build out DEI at Aspiration	Establish a public space for Aspiration DEI in social media to share and learn with customers and everyone

We are in the process of partnering with a digital platform offering DEI as a service, which includes complete assessments and interviews, a detailed DEI strategic plan, ongoing DEI Advisor support, and comprehensive DEI key performance indicators with recommended planning and Actions.

Along with all talent initiatives, our mission and values are also entrenched in our employee development and training. We offer diverse approaches to ensure development fits across a wide range of employee learning styles. These include:

•	New hire orientation classes focused on mission, values, products, and compliance.

•	Monthly employee Town Halls focused on mission, values, ESG, and business updates.

•	Aspiration Manager Training focused on mission, values, and boosting managerial skills.

•	Performance Management Training focused on goals, values, and ongoing constructive feedback.

•	IVY, a group resource development platform designed for the development of leaders and employees.

•	StartOut, a mentoring platform focused on empowering LGBTQ+ entrepreneurs and amplifying their stories to drive the economic empowerment of the community.

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Facilitated safe and brave spaces for employees to share their experiences and learn from one another. Example: Aspiration held a community healing conversation for Juneteenth to honor the history of Juneteenth, listen and learn from Black employees, and discuss anti-racism and allyship.

•	Monthly speakers to discuss DEI topics including active allyship, climate justice, and women in leadership.

•	Brown Bag employee learning events focused on mission, values, sustainability and targeted Q&A.

Our recruiting and retention practices are grounded in the following strategy: hire the right people, place them in the right roles, focus them on doing the right work, and nurture their development and advancement.

Our approach for attracting and hiring the right people is by leveraging social platforms, many of which align with social and environmental stewardship, such as Tech Ladies, GHC, Women Global Tech conferences and Green Biz.

Our approach for retaining the right talent is grounded in two key factors: (i) delivering on our mission, values, and ESG promise, and (ii) offering employee development and advancement resources (outlined in talent development and training area above).

We plan to engage in our first formal all-employee engagement and happiness survey in the fourth quarter of 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF ASPIRATION

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” “our” or “Aspiration” refer to the business of Aspiration Partners, Inc. and its subsidiaries prior to the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Summary Historical Financial Information of Aspiration” section of this proxy statement/prospectus and our financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We operate our business in three segments: Consumer Financial Services, Corporate ESG and Consumer ESG.

Consumer Financial Services

Consumer Financial Services includes all financial services provided within our banking application, including consumer deposits services, consumer investment in the Redwood Fund, and various referral programs.

Consumer ESG

Consumer ESG includes sustainability services offered to individuals to perform tree planting services and developing sustainability initiatives including “Plant Your Change” (“PYC”) services.

Corporate ESG

Corporate ESG includes sustainability services offered to enterprises to reduce or eliminate their carbon emission through tree planting services.

Key Business Metrics and Non-GAAP Financial Measures

We measure our business using both financial and operating metrics. We use these metrics to assess the progress of our business, make capital and resource allocation decisions and assess the near-term and long-term performance of our business. The key financial and operating metrics we use are:

(in thousands):	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
Month-end Members	4,540	1,773	2,630	1,538
Month-end Funded Depository Accounts(1)	506	218	282	202
Month-end Investment Accounts(2)	82	71	75	66

(1)

Funded Depository Accounts. Funded Depository Accounts represents the number of cash management accounts that were open and had completed an initial funding transfer as of the end of the period indicated.

(2)	Investment Accounts. Investment Accounts represents the number of Aspiration Redwood Fund accounts that were open as of the end of the period indicated.

Adjusted EBITDA

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources and assess our performance. In addition to total net revenue, net income (loss) and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before (i) interest expense relating to credit facilities and convertible notes, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization and (iv) stock-based compensation expense (“Adjusted EBITDA”).

The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this proxy statement/prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA.

(in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
Net income (loss)	$(106,360)	$(20,796)	$(66,049)	$(91,966)
Add:
Interest expense	5,106	583	910	2,934
Provision for (benefit from) income taxes	—	—	—	—
Depreciation and amortization	1,783	1,313	2,803	1,997
EBITDA (non-GAAP)	$(99,471)	$(18,900)	$(62,336)	$(87,035)
Stock-based compensation	41,525	548	2,896	5,476
Other (income) expense	(557)	(341)	(1,155)	170
Adjusted EBITDA (non-GAAP)	$(58,503)	$(18,693)	$(60,594)	$(81,389)

Key Factors Affecting Our Business

Growing Our Customer Base

Sustaining our growth requires continued adoption of our platform by new customers. We will continue to introduce products and features to attract new customers and we will seek to increase brand awareness and customer adoption of our platform through broad-scale advertising. We have experienced rapid growth and demand for our products and services since inception. We expect that in the future, even if our revenue increases, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not, among other things:

•	increase the number of customers using our services and buying our products;

•	increase the number of corporate clients using our services;

•	expand our product offerings;

•	attract high-revenue generating customers;

•	increase our brand awareness;

•	retain adequate availability of financing sources; and

•	obtain necessary capital to meet our business objectives.

Furthermore, in order to preserve our market position, we may expand into new markets or launch new products or services in existing or new markets more quickly than we would if we did not operate in such a highly competitive industry. Expanding into new markets may prove to be challenging as some markets may have very different characteristics than the markets we currently operate in, some of which may be unanticipated or unknown to us. These differences may result in failure to grow in new markets.

Expanding Our Relationship with Existing Customers

Our revenue has continued to grow as we have introduced new products and features to our customers and as our customers have increased their usage of our platform. Certain circumstances that have accelerated the growth of our business may not continue in the future. We aim to grow with our customers over time and to grow our relationship with our customers as they build and manage their wealth. Our ability to expand our relationship with our customers will be an important contributor to our long-term growth.

Investing In Our Platform

We intend to continue to invest in our platform capabilities and regulatory and compliance functions to support new and existing customers and products that we believe will drive our growth. As our customer base and platform functionalities expand, areas of investment priority include product innovation, technology and infrastructure improvements and customer support. We believe these investments will contribute to our long-term growth. Additionally, we drive to strengthen our relationships with our customers by responding to customer feedback not only through the introduction of new products, but also through improvements to our existing products and services.

Rapid, significant, and disruptive technological changes impact the industries in which we operate. We expect new services and technologies to continue to emerge and evolve, and we cannot predict the effects of technological changes on our business. We rely in part on third parties, including some of our competitors, for the development of and access to new or evolving technologies. These third parties may restrict or prevent our access to, or utilization of, those technologies, as well as their platforms or products. We may not be able to accurately predict which technological developments or innovations will become widely adopted and how those technologies may be regulated. We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and may be superior to, or render obsolete, the technologies we currently use in our products and services. Developing and incorporating new technologies into our products and services may require significant investment, take considerable time, and ultimately may not be successful. Our ability to adopt new products and services and to develop new technologies may be limited or restricted by industry-wide standards, platform providers, payments networks, changes to laws and regulations, changing expectations of consumers or merchants, third-party intellectual property rights, and other factors. Our success will depend on our ability to develop and incorporate new technologies and adapt to technological changes and evolving industry standards. If we are unable to do so in a timely or cost-effective manner, our competitive position could be harmed.

Recent Developments

Business Combination

On August 18, 2021 we entered into a Business Combination Agreement (the “Merger Agreement”) by and among the InterPrivate III, Merger Sub Inc. (“Merger Sub”), InterPrivate III Merger Sub II LLC (“Merger Sub II”), and the Company.

If the Merger Agreement is adopted by InterPrivate III’s stockholders and the Business Combination is consummated, Merger Sub will merge with and into Aspiration (the “First Merger”), with Aspiration the merger as a wholly-owned subsidiary of InterPrivate III. Immediately following the First Merger and as part of the same overall transaction as the First Merger, Aspiration (the surviving entity of the First Merger) will merge with and into Merger Sub II (the “Second Merger,” collectively with the First Merger, the “Business Combination” or the “Transaction”) with Merger Sub II surviving the merger as a wholly-owned subsidiary of InterPrivate III. Merger Sub II will then be renamed and is referred to herein as “New Aspiration.”

Under the Merger Agreement, InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration for $1,750,000,000 in aggregate consideration (the “Aggregate Consideration”) in the form of shares of New Aspiration Class A common stock (valued for this purpose at $10.00 per share), $200,000,000 of which (represented by 20,000,000 shares of InterPrivate III Class A common stock) will be initially issued into escrow in connection with the PIPE Investment). The 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at the effective time of the First Merger (the “First Effective Time”) will be released to New Aspiration to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors and, otherwise, to the holders of Aspiration common stock as of immediately prior to the First Effective Time. If certain conditions are met prior to the Closing, the 20,000,000 shares of InterPrivate III Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of InterPrivate III Class A common stock for a total escrow amount of 25,000,000 shares of InterPrivate III Class A common stock.

The Merger Agreement contemplates that the Earn Out Participants, following the Closing and for a period of five years thereafter, shall also receive a contingent right to receive, on a one-time basis, a pro rata portion of up to 100,000,000 shares of New Aspiration Class A common stock, to be issued to them upon the fulfillment of certain triggering events.

Pursuant to the Merger Agreement, at the First Effective Time, the stock consideration to be issued to the then current holders of Aspiration common stock will be in the form of New Aspiration Class A common stock. Additionally, each Aspiration option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of New Aspiration Class A common stock with the same terms and conditions as applied to the Aspiration option immediately prior to the First Effective Time, as further described elsewhere in this proxy statement.

Pursuant to the Merger Agreement, (i) immediately prior to the First Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding prior to the First Effective Time will be exercised or terminated in accordance with its terms and (ii) prior to the First Effective Time, each Aspiration Convertible Note will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of Aspiration without the right to convert into capital stock of Aspiration. If any indebtedness of Aspiration (including with respect to Aspiration Convertible Note that remain outstanding) is not paid off at the Closing, it will be assumed by New Aspiration.

Senior Secured Promissory Notes

On July 23, 2021, Aspiration entered into amended and restated senior secured promissory notes (the “New Senior Secured Promissory Notes”) with an affiliate of Inherent Group, LP (“Inherent”) and other holders of the Prior Senior Secured Promissory Notes. The New Senior Secured Promissory Notes replaced senior secured promissory notes previously issued by Aspiration on March 12, 2021 to Inherent and certain other parties in the aggregate principal amount of $63.0 million (the “Prior Senior Secured Promissory Notes”), of which $33.0 million had been drawn at the time by Aspiration. The New Senior Secured Promissory Notes represent (i) the amended and restated terms of the $33.0 million in aggregate principal amount which was previously drawn under the Prior Senior Secured Promissory Notes; (ii) incremental borrowing by Aspiration of $30.0 million in aggregate principal amount; and (iii) the issuance to Inherent and the other former holders of the Prior Senior

Secured Promissory Notes of 2,193,895 shares of the Aspiration common stock (the “Share Consideration”) as compensation for the difference between the interest Inherent and the other holders of the Prior Senior Secured Promissory Notes would have earned under the Prior Senior Secured Promissory Notes over the reduced interest rate payable under the New Senior Secured Promissory Notes. The number of shares initially included in the Share Consideration implied a 25% discount to the estimated Per Share Merger Consideration Value, and the number of shares included as Share Consideration will be increased to imply a 50% discount to the Per Share Merger Consideration if the PIPE Investment Amount at Closing is less than $200.0 million (unless otherwise agreed by Aspiration and Inherent). Such additional shares will be issued, if at all, by reducing the merger consideration otherwise payable to Aspiration’s pre-closing stockholders and, accordingly, will not be dilutive to the stockholders of InterPrivate III.

The unpaid principal amount of the New Senior Secured Promissory Notes bears an interest rate of 8.0% per annum and matures on March 11, 2024 (with the maturity date extending to January 22, 2026 if the equity interests of Aspiration or any successor or parent of Aspiration are listed on a national securities exchange prior to March 11, 2024). The New Senior Secured Promissory Notes are not convertible into shares of Aspiration and are secured by substantially all assets of Aspiration and certain of its subsidiaries which are guarantors. The New Senior Secured Promissory Notes include a financial covenant that requires Aspiration to always maintain $10.0 million in cash and cash equivalents that is tested on the last day of each month until the consummation of a SPAC transaction.

In addition, concurrently with the issuance of the New Senior Secured Promissory Notes on July 23, 2021, Aspiration entered into promissory notes with Andrei Cherny and entities affiliated with AGO, LP in the aggregate principal amount of $1.25 million. The unpaid principal amount of such notes accrues interest at a rate of 12.0% per annum and mature on January 22, 2022.

Issuance of Aspiration Series C-4 Preferred Stock

On September 14, 2021, Aspiration entered into the Series C-4 Purchase Agreement with a certain stockholder pursuant to which Aspiration issued 773,395 shares of Aspiration Series C-4 preferred stock to such stockholder at a price of $25.86 per share for aggregate proceeds of approximately $20.0 million at the initial closing thereunder. Pursuant to the Series C-4 Purchase Agreement, at the initial closing, such stockholder deposited an additional approximately $30.0 million in an escrow account to be drawn upon by Aspiration for subsequent closings in its discretion, provided that upon each such withdrawal, a corresponding number of shares of Aspiration Series C-4 preferred stock are issued to such stockholder at a price of $25.86 per share. At subsequent closings on October 15, October 28, November 2, and November 5, 2021, Aspiration issued an additional 773,395 shares total at a $25.86 price per share of Aspiration Series C-4 preferred stock to such stockholder for aggregate proceeds withdrawn from such escrow account of $20.0 million.

The Aspiration Series C-4 preferred stock has substantially similar rights, powers, obligations and restrictions as the other Aspiration Series C preferred stock, except that the Aspiration Series C-4 preferred stock (i) is not eligible for any earn outs payable pursuant to Merger Agreement, (ii) has a liquidation preference based on its original issue price of $25.86 per share and (iii) in connection with a deemed liquidation event of Aspiration resulting from the transactions contemplated by the Merger Agreement, receives such amount per share as would have been payable to the Aspiration Series C-4 preferred stock had all such shares been converted into Aspiration common stock immediately prior to such deemed liquidation event.

COVID-19 Update

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as “COVID-19” to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. In response to the pandemic, we have enabled nearly all of our employees to work remotely and have restricted business travel. Throughout the COVID-19 pandemic, we have seen steady growth in our consumer financial services customer base as well as our corporate and consumer sustainability initiatives. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business, operational challenges and additional costs related to business continuity initiatives as our workforce has fully transitioned to remote working. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the ability to reintegrate our workforce or to adapt to the long-term distributed workforce model (with some employees part or full-time remote, and others not) we expect to adopt, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.

Components of Results of Operations

Revenues

Interchange Income

Interchange income represents revenues from electronic transactions made by customers. The income is paid by merchants who accept the customer transactions.

Interest Income

Interest income is generated both from deposits in our qualified bank sweep program, as well as from proprietary bank deposits.

Subscription Income

Subscription income represents revenue from our Pay What is Fair and Aspiration Plus programs. Customers may, at their discretion, make a payment to us for our services under the Pay What is Fair program. The payment can be modified at any time. In addition, customers may join the Aspiration Plus program with extended benefits at a set monthly or annual rate.

Corporate Sustainability Services Revenue

Corporate sustainability services revenue includes income we earn through contractual agreements with various corporations and partnerships to plant trees and offset carbon emissions for a fixed price.

Consumer Sustainability Services Revenue

Consumer Sustainability services revenue includes our PYC revenue. PYC revenue represents income associated with customer purchases which are rounded up to the nearest dollar. For each customer transaction rounded up, we will plant a tree on behalf of the customer. Additionally, consumer sustainability services revenue includes income we earn for customer purchases of tree planting.

Product Partnership Revenue

Product partnership revenue represents revenue from third-party partnerships to provide our customers with additional financial and sustainability-focused options. This includes partnerships with registered insurance agencies and lenders, income generated through international usage of debit cards and fees related to Aspiration Realty.

Cost of Revenues

Service Fees

Service fees represent costs associated with various financial partnerships related to maintaining investment and customer bank accounts.

Interchange Costs

Interchange fees are collected by the debit card networks and are paid out to the bank that issued the payment card.

Corporate Sustainability Services Costs

Corporate sustainability services costs encompass the cost of tree planting and carbon offsetting on behalf our business partnerships.

Consumer Sustainability Services Costs

Consumer sustainability services costs encompass the cost of tree planting and carbon offsetting on behalf of consumers.

ATM Reimbursement Costs

ATM reimbursement costs includes fees that we credit back to our customers’ accounts at the end of each billing cycle to allow customers free and unlimited ATM use at partner ATMs.

Interest Costs

Interest costs includes interest payments to customers for opening and maintaining sustainability-conscious accounts.

Subscription Costs

Subscription costs include our charity match program and carbon offset related fees.

Product Partnership Costs.

Product partnership costs consist of the cost of tree planting and carbon offsetting for our partnerships.

Operating Expenses

Advertising

Advertising relates to advertising efforts to attract new accounts through multiple channels, including social media, traditional media such as the press, online affiliations, search engine optimization, and offline partnerships.

Payroll and Related Costs

Payroll and related costs includes ongoing and routine expenses incurred to pay annual compensation and any bonuses owed to our officers and employees.

Professional Fees

Professional fees are associated with financial advisory, audit, and legal costs.

Occupancy

Occupancy cost includes such costs as rent, property insurance, real estate taxes, and other related costs.

Fund Expenses

Fund expenses include any distribution fees, advisory fees, and administrative fees related to managing our funds.

Office Expenses

Office expenses includes small office supplies and uncapitalized furniture that are used in the normal course of operating our business.

Miscellaneous

Miscellaneous expenses include provisional dispute credits, customer card mailing costs, and travel & entertainment related costs.

Provision for Doubtful Accounts

Provision for doubtful accounts relates to our best estimate of negative customer balances that are not expected to be cured or otherwise collected.

Depreciation and Amortization

Depreciation and amortization expense primarily relates to the amortization of intangible assets including a cash management application.

Other Income (Expense)

Interest Expense

Interest expense is incurred on our borrowed funds.

Realized Gains (Losses), Net

Realized gains (losses) arise from the sale of securities based on the securities’ costs and market value at the time of sale.

Other Income (Expense), Net

Other income (expense) is used to record changes in fair value of convertible promissory notes.

Results of Operations

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

The following table presents the results of operations for the six months ended June 30, 2021 and 2020 (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2021	2020	$	%
Revenues:
Interchange income	$3,730	$2,330	$1,400	60
Interest income	2,232	1,057	1,175	111
Subscription income	3,280	1,183	2,097	177
Corporate sustainability services revenue	19,367	—	19,367	n/m
Consumer sustainability services revenue	5,194	387	4,807	1,242
Product partnerships revenue	948	546	402	74
Other revenue	51	76	(25)	(33)

Total revenues	$34,802	$5,579	$29,223	524

Costs of revenues:
Service fees	4,443	2,890	1,553	54
Interchange costs	254	435	(181)	(42)
Corporate sustainability services costs	2,167	—	2,167	n/m
Consumer sustainability services costs	1,086	187	899	481
ATM reimbursement fees	162	520	(358)	(69)
Interest costs	84	317	(233)	(74)
Subscription costs	354	126	228	181
Product partnership costs	35	—	35	n/m
Other	—	—	—	n/m

Total cost of revenues	$8,585	$4,475	$4,110	92

Gross profit	$26,217	$1,104	$25,113	2,275

Operating expenses:
Advertising	59,089	4,409	54,680	1,240
Payroll and related costs	21,265	9,152	12,113	132
Professional fees	36,303	2,513	33,790	1,345
Occupancy	5,619	2,639	2,980	113
Fund expenses	297	443	(146)	(33)
Office	508	48	460	958
Miscellaneous	2,013	896	1,117	125
Provision for doubtful accounts	1,152	245	907	370
Depreciation and amortization	1,783	1,313	470	36

Total operating expenses	$128,029	$21,658	$(106,371)	491

Loss from operations	$(101,812)	$(20,554)	$(81,258)	395

Other income (expense)
Interest expense	(5,106)	(583)	(4,523)	776
Realized gains (losses), net	—	—	—	—
Other income (expense), net	557	341	216	63

Total other income (expense)	$(4,549)	$(242)	$(4,307)	1,780

Net loss	$(106,360)	$(20,796)	$(85,564)	411

Other comprehensive loss

Reclassification adjustment for gains included in net loss	—	—	—	—

Total other comprehensive loss	—	—	—	—

Net comprehensive loss	$(106,360)	$(20,796)	$(85,564)	411

Interchange Income

Interchange income increased by $1.4 million, or 60%, to $3.7 million for the six months ended June 30, 2021, as compared to $2.3 million for the same period in 2020. This was primarily driven by an increase in volume of customer accounts resulting in increased overall debit card spending.

Interest Income

Interest income increased by $1.2 million, or 111%, to $2.2 million for the six months ended June 30, 2021, as compared to $1.1 million for the same period in 2020. This was primarily driven by a new bank partnership.

Subscription Income

Subscription income increased by $2.1 million, or 177%, to $3.3 million for the six months ended June 30, 2021, as compared to $1.2 million for the same period in 2020. This was primarily driven by growth in volume of customer accounts.

Corporate Sustainability Services Revenue

Corporate sustainability services revenue increased by $19.4 million, to $19.4 million for the six months ended June 30, 2021. There were no revenues for the six months ended June 30, 2020. This was primarily driven by a new revenue segment, corporate sustainability. The launch of the corporate product is primarily driving the increase in revenue resulting from various partnerships with corporate organizations.

Consumer Sustainability Services Revenue

Consumer sustainability services revenue increased by $4.8 million, or 1,242%, to $5.2 million for the six months ended June 30, 2021, as compared to $0.4 million for the same period in 2020. This was primarily driven by new revenue channels added to consumer sustainability services.

Product Partnership Revenue

Product partnership revenue increased by $0.4 million, or 74%, to $0.9 million for the six months ended June 30, 2021, as compared to $0.5 million for the same period in 2020. This was primarily driven by driven by new product offerings.

Service Fees

Service fees increased by $1.5 million, or 54%, to $4.4 million for the six months ended June 30, 2021, as compared to $2.9 million for the same period in 2020. This was primarily driven by higher transaction processing costs due to an increase in volume of customer accounts and transactions.

Interchange Costs

Interchange costs decreased by $0.2 million, or 42%, to $0.3 million for the six months ended June 30, 2021, as compared to $0.4 million for the same period in 2020. This was primarily driven by a change in cash back incentive programs offered to our customers.

Corporate Sustainability Services Costs

Corporate sustainability services costs increased by $2.2 million, to $2.2 million for the six months ended June 30, 2021. There were no costs for the six months ended June 30, 2020. This was primarily driven by the launch of the corporate product resulting in an increase in tree planting volumes relating to corporate sustainability initiatives.

Consumer Sustainability Services Costs

Consumer sustainability services costs increased by $0.9 million, or 481%, to $1.1 million for the six months ended June 30, 2021, as compared to $0.2 million for the same period in 2020. This was primarily driven by an increase in volumes relating to consumer sustainability initiatives.

ATM Reimbursement Costs

ATM reimbursement costs decreased by $0.4 million, or 69%, to $0.2 million for the six months ended June 30, 2021, as compared to $0.5 million for the same period in 2020. This was primarily driven by an ATM reimbursement program change.

Interest Costs

Interest costs decreased by $0.2 million, or 74%, to $0.1 million for the six months ended June 30, 2021, as compared to $0.3 million for the same period in 2020. This was primarily driven by a change in customer account product offering relating to interest paid to customers on Spend & Save accounts.

Subscription Costs

Subscription costs increased by $0.3 million, or 181%, to $0.4 million for the six months ended June 30, 2021, as compared to $0.1 million for the same period in 2020. This was primarily driven by an increase in charitable contributions resulting from an increase in Pay What Is Fair revenue due to customer account growth.

Product Partnerships Costs

Product partnerships costs increased by $0.1 million to $0.1 million for the six months ended June 30, 2021. There were no costs for the six months ended June 30, 2020. This was primarily driven by an increase in volumes associated with Aspiration Insurance Agency, LLC lead generation related revenues.

Operating Expenses

Advertising

Advertising increased by $54.7 million, or 1,240%, to $59.1 million for the six months ended June 30, 2021, as compared to $4.4 million for the same period in 2020. This was primarily driven by greater investment in targeting and launching in various geographic markets with additional spend in acquisition, brand, and promotions.

Payroll and Related Costs

Payroll and related costs increased by $12.1 million, or 132%, to $21.3 million for the six months ended June 30, 2021, as compared to $9.1 million for the same period in 2020. This was primarily driven by stock option grants awarded to certain employees as well as an increase in employee head count.

Professional Fees

Professional fees increased by $33.8 million, or 1,345%, to $36.3 million for the six months ended June 30, 2021, as compared to $2.5 million for the same period in 2020. This was primarily driven by stock option grants to non-employees for advisory services. Additional professional fees were incurred in 2021 associated with auditing, banking, public offering, and various functional consulting costs.

Occupancy

Occupancy increased by $3.0 million, or 113%, to $5.6 million for the six months ended June 30, 2021, as compared to $2.6 million for the same period in 2020. This was primarily driven by an increase in information technology overhead costs, partially offset by a reduction in rent expense.

Fund Expenses

Fund expenses decreased by $0.1 million, or 33%, to $0.3 million for the six months ended June 30, 2021, as compared to $0.4 million for the same period in 2020. This was primarily driven by decrease in advisor reimbursement costs resulting from a renegotiation of our contract with our subadvisor.

Office Expenses

Office expenses increased by $0.4 million, or 958%, to $0.5 million for the six months ended June 30, 2021, as compared to $0.1 million for the same period in 2020. This was primarily driven by an increase in office supply purchases.

Miscellaneous

Miscellaneous increased by $1.1 million, or 125%, to $2 million for the six months ended June 30, 2021, as compared to $0.9 million for the same period in 2020. This was primarily driven by an increase in customer card processing and customer disputes driven by an increase in volume of customer accounts.

Provision for Doubtful Accounts

Provision for doubtful accounts increased by $1.0 million, or 370%, to $1.2 million for the six months ended June 30, 2021, as compared to $0.2 million for the same period in 2020. This was primarily driven by an increase in volume of customer accounts and increased overall debit card spending.

Depreciation and Amortization

Depreciation and amortization increased by $0.5 million, or 36%, to $1.8 million for the six months ended June 30, 2021, as compared to $1.3 million for the same period in 2020. This was primarily driven by increases in internally developed software capitalization associated with our core banking application.

Other Income (Expense)

Interest Expense

Interest expense increased by $4.5 million, or 776%, to an expense of $5.1 million for the six months ended June 30, 2021, as compared to an expense of $0.6 million for the same period in 2020. This was primarily driven by an increase in interest and debt issuance costs relating to issuance of long-term debt.

Other Income (Expense), Net

Other income (expense), net increased by $0.3 million, or 63%, to $0.6 million for the six months ended June 30, 2021, as compared to $0.3 million for the same period in 2020. This was primarily driven by increased interest income relating to promissory notes issued to Apogee Pacific LLC.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table presents the results of operations for the years ended December 30, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,		Change
	2020	2019	$	%
Revenues:
Interchange income	$5,051	$3,559	$1,492	42
Interest income	3,066	3,849	(783)	(20)
Subscription income	2,874	1,919	955	50
Corporate sustainability services revenue	638	—	638	n/m
Consumer sustainability services revenue	2,210	—	2,210	n/m
Product partnerships revenue	800	80	720	900
Other revenue	76	13	63	485

Total revenues	$14,715	$9,420	$5,295	56

Costs of revenues:
Service fees	6,155	4,615	1,540	33
Interchange costs	706	1,253	(547)	(44)
Corporate sustainability services costs	63	—	63	n/m
Consumer sustainability services costs	616	—	616	n/m
ATM reimbursement fees	662	1,979	(1,317)	(67)
Interest costs	379	1,690	(1,311)	(78)
Subscription costs	288	186	102	55
Product partnership costs	55	—	55	n/m
Other	61	33	28	85

Total cost of revenues	$8,985	$9,756	$(771)	8

Gross profit (loss)	$5,730	$(336)	$6,066	n/m

Operating expenses:
Advertising	22,107	36,951	(14,844)	(40)
Payroll and related costs	19,255	21,408	(2,153)	(10)
Professional fees	18,120	13,826	4,294	31
Occupancy	5,955	5,740	215	4
Fund expenses	631	1,890	(1,259)	(67)
Office	148	254	(106)	(42)
Miscellaneous	2,181	3,383	(1,202)	(36)
Provision for doubtful accounts	822	3,434	(2,612)	(76)
Depreciation and amortization	2,803	1,997	806	40

Total operating expenses	$72,022	$88,883	$(16,861)	(19)

Loss from operations	$(66,292)	$(89,219)	$22,927	(26)

Other income (expense)
Interest expense	(911)	(2,934)	2,023	(69)

Realized gains (losses), net (includes net gain of $153 in AOCI reclassification for previously unrealized net gain on securities)	—	357	(357)	n/m
Other income (expense), net	1,155	(170)	1,325	(779)

Total other income (expense)	$244	$(2,747)	$2,991	(109)

Net loss	$(66,048)	$(91,966)	$25,918	(28)

Other comprehensive loss

Reclassification adjustment for gains included in net loss	—	153	(153)	n/m

Total other comprehensive loss	—	153	(153)	n/m

Net comprehensive loss	$(66,048)	$(92,119)	$26,071	(28)

Interchange Income

Interchange income increased by $1.5 million, or 42%, to $5.1 million for the year ended December 31, 2020, as compared to $3.6 million for the same period in 2019. This was primarily driven by an increase in volume of customer accounts resulting in increased overall debit card spending.

Interest Income

Interest income decreased by $0.7 million, or 20%, to $3.1 million for the year ended December 31, 2020, as compared to $3.8 million for the same period in 2019. This was primarily driven by a reduction in interest rate earned on promontory funds and a further reduction on federal reserve interest rates partially offset by a new banking partnership.

Subscription Income

Subscription income increased by $1.0 million, or 50%, to $2.9 million for the year ended December 31, 2020, as compared to $1.9 million for the same period in 2019. This was primarily driven by growth in volume of customer accounts.

Corporate Sustainability Services Revenue

Corporate sustainability services revenue increased by $0.6 million to $0.6 million for the year ended December 31, 2020. There were no revenues for the year ended December 31, 2019. This was primarily driven by a new revenue segment, corporate sustainability. The launch of the product is driving the change in revenue.

Consumer Sustainability Services Revenue

Consumer sustainability services revenue increased by $2.2 million to $2.2 million for the year ended December 31, 2020. There were no revenues for the year ended December 31, 2019. This was primarily driven by a new revenue segment, consumer sustainability. The launch of the product is driving the change in revenue.

Product Partnership Revenue

Product partnership revenue increased by $0.7 million, or 900%, to $0.8 million for the year ended December 31, 2020, as compared to $0.1 million for the same period in 2019. This was primarily driven by a new revenue stream, Aspiration Insurance Agency, LLC, lead generation related revenues.

Service Fees

Service fees increased by $1.6 million, or 33%, to $6.2 million for the year ended December 31, 2020, as compared to $4.6 million for the same period in 2019. This was primarily driven by higher transaction processing costs due to an increase in volume of customer accounts and transactions.

Interchange Costs

Interchange costs decreased by $0.6 million, or 44%, to $0.7 million for the year ended December 31, 2020, as compared to $1.3 million for the same period in 2019. This was primarily driven by a change in cash back incentive programs offered to our customers.

Corporate Sustainability Services Costs

Corporate sustainability services costs increased by $0.1 million to $0.1 million for the year ended December 31, 2020. There were no costs for the year ended December 31, 2019. This was primarily driven by costs related to a new revenue segment resulting in an increase in tree planting volumes for corporate sustainability initiatives.

Consumer Sustainability Services Costs

Consumer sustainability services costs increased by $0.6 million to $0.6 million for the year ended December 31, 2020. There were no costs for the year ended December 31, 2019. This was primarily driven by an increase in tree planting volumes relating to consumer sustainability initiatives.

ATM Reimbursement Costs

ATM reimbursement costs decreased by $1.3 million, or 67%, to $0.7 million for the year ended December 31, 2020, as compared to $2.0 million for the same period in 2019. This was primarily driven by an ATM reimbursement program change.

Interest Costs

Interest costs decreased by $1.3 million, or 78%, to $0.4 million for the year ended December 31, 2020, as compared to $1.7 million for the same period in 2019. This was primarily driven by changes to customer accounts which adjusted interest rates for Spend & Save accounts.

Subscription Costs

Subscription costs increased by $0.1 million, or 55%, to $0.3 million for the year ended December 31, 2020, as compared to $0.2 million for the same period in 2019. This was primarily driven by an increase in charitable contributions resulting from an increase in Pay What Is Fair revenue due to customer account growth.

Product Partnerships Costs

Product partnerships costs increased by $0.1 million to $0.1 million for the year ended December 31, 2020. There were no costs for the year ended December 31, 2019. This was primarily driven by the introduction of a new revenue stream resulting in additional volumes associated with Aspiration Insurance Agency, LLC lead generation related revenues.

Operating Expenses

Advertising

Advertising decreased by $14.9 million, or 40%, to $22.1 million for the year ended December 31, 2020, as compared to $37.0 million for the same period in 2019. This was primarily driven by a reduction in acquisition spends as a result of restructuring and reorganizing the marketing program under new management.

Payroll and Related Costs

Payroll and related costs decreased by $2.1 million, or 10%, to $19.3 million for the year ended December 31, 2020, as compared to $21.4 million for the same period in 2019. This was primarily driven by a decrease in employee head count which resulted in lower labor cost and associated other payroll costs.

Professional Fees

Professional fees increased by $4.3 million, or 31%, to $18.1 million for the year ended December 31, 2020, as compared to $13.8 million for the same period in 2019. This was primarily driven by an increase in functional consulting costs, partially offset by a reduction in outsourced engineering costs.

Occupancy

Occupancy increased by $0.3 million, or 4%, to $6 million for the year ended December 31, 2020, as compared to $5.7 million for the same period in 2019. This was primarily driven by an increase in information technology overhead costs, partially offset by a reduction in rent expense.

Fund Expenses

Fund expenses decreased by $1.3 million, or 67%, to $0.6 million for the year ended December 31, 2020, as compared to $1.9 million for the same period in 2019. This was primarily driven by retirement of our flagship investment fund.

Office

Office decreased by $0.2 million, or 42%, to $0.1 million for the year ended December 31, 2020, as compared to $0.3 million for the same period in 2019. This was primarily driven by lower spend on office related expenses due to transition to a remote workforce.

Miscellaneous

Miscellaneous decreased by $1.2 million, or 36%, to $2.2 million for the year ended December 31, 2020, as compared to $3.4 million for the same period in 2019. This was primarily driven by a decrease in customer card processing and travel and entertainment spends resulting from COVID-19.

Provision for Doubtful Accounts

Provision for doubtful accounts decreased by $2.6 million, or 76%, to $0.8 million for the year ended December 31, 2020, as compared to $3.4 million for the same period in 2019. This was primarily driven by our investment in enhancing internal controls relating to customer accounts.

Depreciation and Amortization

Depreciation and amortization increased by $0.8 million, or 40%, to $2.8 million for the year ended December 31, 2020, as compared to $2.0 million for the same period in 2019. This was primarily driven by increases in internally developed software capitalization associated with our core banking application.

Other Income (Expense)

Interest Expense

Interest expense decreased by $2.0 million, or 69%, to $0.9 million for the year ended December 31, 2020, as compared to $2.9 million for the same period in 2019. This was primarily driven by the settlement of interest-bearing promissory notes that converted to equity.

Realized Gains (Losses), Net

Realized gains (losses), net decreased by $0.4 million to $0 for the year ended December 31, 2020, as compared to $0.4 million for the same period in 2019. This was primarily driven by the recognition of a gain on sale of investments that occurred in 2019.

Other Income (Expense), Net

Other income (expense), net increased by $1.3 million to income of $1.2 million for the year ended December 31, 2020, as compared to expense of $0.2 million for the same period in 2019. This was primarily driven by various vendor settlements resulting in gains coupled with interest income relating to notes issued to shareholders.

Segment Revenues

The following table presents revenues by segment for the six months ended June 30, 2021 and 2020 (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2021	2020	$	%
Revenues:

Consumer Financial Services	$10,241	$5,192	$5,049	97
Consumer ESG	5,194	387	4,807	1,242
Corporate ESG	19,367	—	19,367	n/m

Total revenues	$34,802	$5,579	$29,223	524

Consumer Financial Services

Consumer financial services revenue increased by $5.0 million, or 97%, to $10.2 million for the six months ended June 30, 2021, as compared to $5.2 million for the same period in 2020. This was primarily driven by an increasing volume of customer accounts resulting in increased overall debit card spending which produced an additional $3.5 million, our new banking partnership resulted in an additional $1.1 million, and real estate referral fees produced $0.4 million

Consumer ESG

Consumer ESG revenue increased by $4.8 million, or 1,242%, to $5.2 million for the six months ended June 30, 2021, as compared to $0.4 million for the same period in 2020. This was primarily driven by an expanded revenue segment, consumer sustainability.

Corporate ESG

Corporate ESG revenue increased by $19.4 million to $19.4 million for the six months ended June 30, 2021. There were no revenues for the six months ended June 30, 2020. This was primarily driven by a new revenue segment, corporate sustainability. The launch of the corporate product is driving the increase in revenue resulting from various partnerships with corporate clients.

The following table presents revenues by segment for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,		Change
	2020	2019	$	%
Revenues:

Consumer Financial Services	$11,866	$9,420	$2,446	26
Consumer ESG	2,210	—	2,210	n/m
Corporate ESG	638	—	638	n/m

Total revenues	$14,714	$9,420	$5,294	56

Consumer Financial Services

Consumer financial services revenue increased by $2.4 million, or 26%, to $11.9 million for the year ended December 31, 2020, as compared to $9.4 million for the same period in 2019. This was primarily driven by an increasing volume of customer accounts resulting in increased overall debit card spending which produced an additional $2.4 million, our new revenue stream, insurance lead generation revenue, which produced an additional $0.8 million, partially offset by a reduction in interest rate earned on promontory funds and a further reduction on federal reserve interest rates reducing revenue by $0.8 million.

Consumer ESG

Consumer ESG revenue increased by $2.2 million to $2.2 million for the year ended December 31, 2020. There were no revenues for the year ended December 31, 2019. This was primarily driven by a new revenue segment, consumer sustainability.

Corporate ESG

Corporate ESG revenue increased by $0.6 million to $0.6 million for the year ended December 31, 2020. There were no revenues for the year ended December 31, 2019. This was primarily driven by a new revenue segment, corporate sustainability. The launch of the corporate product is driving the increase in revenue resulting from various partnerships with corporate clients.

Cost of Segment Revenues

The following table presents cost of revenues by segment for the six months ended June 30, 2021 and 2020 (in thousands, except percentages):

	Six Months Ended June 30,		Change
	2021	2020	$	%
Cost of revenues:
Consumer Financial Services	$5,461	$4,288	$1,173	27
Consumer ESG	957	187	770	412
Corporate ESG	2,167	—	2,167	n/m

Total cost of revenues	$8,585	$4,475	$4,110	92

Consumer Financial Services

Consumer financial services cost of revenue increased by $1.2 million, or 27%, to $5.5 million for the six months ended June 30, 2021, as compared to $4.3 million for the same period in 2020. This was primarily driven by higher transaction processing costs due to an increase in volume of customer accounts and transactions, partially offset by program changes in interchange, interest, and ATM reimbursements.

Consumer ESG

Consumer ESG cost of revenue increased by $0.8 million, or 412%, to $1.0 million for the six months ended June 30, 2021, as compared to $0.2 million for the same period in 2020. This was primarily driven by an increase in volumes relating to consumer sustainability services.

Corporate ESG

Corporate ESG cost of revenue increased by $2.2 million to $2.2 million for the six months ended June 30, 2021. There were no costs for the six months ended June 30, 2020. This was primarily driven by an increase in volumes relating to corporate sustainability services.

The following table presents cost of revenues by segment for the years ended December 31, 2020 and 2019 (in thousands, except percentages):

	Years Ended December 31,		Change
	2020	2019	$	%
Cost of revenues:
Consumer Financial Services	$8,251	$9,756	$(1505)	(15)
Consumer ESG	679	—	679	n/m
Corporate ESG	55	—	55	n/m

Total cost of revenues	$8,985	$9,756	$(771)	(8)

Consumer Financial Services

Consumer financial services cost of revenue decreased by $1.5 million, or 15%, to $8.3 million for the year ended December 31, 2020, as compared to $9.8 million for the same period in 2019. This was primarily driven by higher transaction processing costs due to an increase in volume of customer accounts and transactions, partially offset by program changes in interchange, interest, and ATM reimbursements.

Consumer ESG

Consumer ESG cost of revenue increased by $0.7 million to $0.7 million for the year ended December 31, 2020. There were no costs for the year ended December 31, 2019. This was primarily driven by an increase in volumes relating to consumer sustainability services.

Corporate ESG

Corporate ESG cost of revenue increased by $0.1 million to $0.1 million for the year ended December 31, 2020. There were no costs for the year ended December 31, 2019. This was primarily driven by an increase in volumes relating to corporate sustainability services.

Liquidity and Capital Resources

We have historically financed our operations and working capital primarily through the proceeds received from issuances of convertible promissory notes and convertible preferred stock and borrowings under our loan facilities. We have incurred net losses of $106.4 million and $20.8 million for the six months ended June 30, 2021 and 2020, respectively, and incurred net losses of $66.0 million and $92.0 million during the years ended December 31, 2020 and 2019, respectively. Our net losses are primarily driven by significant investments in advertising, salaries and wages paid to our employees, and professional fees. As of June 30, 2021 and December 31, 2020, we had $5.4 million and $3.4 million in cash and an accumulated deficit of $341.6 million and $235.2 million, respectively.

We expect that our cash flow from operations, current cash and proceeds from the Business Combination and the PIPE Investment will be sufficient to satisfy our liquidity needs for the next twelve months. Following the Business Combination, we intend to use a portion of the net cash proceeds from the Transaction for payment of certain transaction expenses. The remaining funds after the payment of transaction expenses will be retained to help fund future strategic and capital needs, including repayment of outstanding debt, inclusive of outstanding interest payable.

Aspiration Preferred Stock

On August 29, 2019, pursuant to a securities purchase agreement, dated as of August 29, 2019, for the aggregate consideration of $26.2 million, we sold an aggregate of: (i) 1,926,114 shares of Aspiration Series C-1 preferred stock, and (ii) 4,570,927 Aspiration warrants. Each Aspiration warrant entitles the holder to purchase one share of Aspiration common stock at an exercise price of $4.68 per share, subject to adjustment. The Aspiration warrants expire 10 years from the date of issuance and vest immediately. The Aspiration warrants are included within additional paid-in capital on the statement of temporary equity and stockholders’ deficit and will not be subject to remeasurement.

During August and November 2019, we issued an aggregate of 811,808 shares of Aspiration Series C-2 preferred stock and 175,364 shares of Aspiration Series C-3 preferred stock upon conversion of certain convertible promissory notes (see Note 6 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus).

We sold 4,006,776 additional shares of Aspiration Series C-1 preferred stock in multiple closings during 2020 for gross proceeds of $54.6 million. We issued an additional 211,122 shares of Aspiration Series C-2 preferred stock during 2020 for services in lieu of a cash payment obligation. The fair value for the services provided amounted to $1.4 million (see Note 12 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus).

During August 2020, we issued an aggregate of 3,410,546 shares of Aspiration Series C-2 preferred stock and 2,349,178 shares of Aspiration Series C-3 preferred stock upon conversion of certain convertible promissory notes (see Note 6 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus).

We sold 2,176,323 additional shares of Aspiration Series C-1 preferred stock in multiple closings during the period ended June 30, 2021 for gross proceeds of approximately $29.6 million, of which $16.9 million was capital received in advance as of December 31, 2020.

Convertible Promissory Notes

In March 2018, we entered into a securities purchase agreement with a certain purchaser. The purchaser loaned us $2 million under a convertible promissory note (“March 2018 Note”) that provided the lender with various rights and preferences, including interest at a rate of 5% per annum and conversion rights upon the consummation of the our next qualified financing, as defined therein, whereby the convertible promissory notes would automatically convert into the classes and types of securities sold in such financing at a conversion price equal to the lesser of the conversion cap specified therein or 80% of the price paid by the investors in the next qualified financing. On November 13, 2019, the March 2018 Note carried at a fair value of $2.2 million, converted into 238,349 shares of Aspiration Series C-2 preferred stock at a conversion price of $9.08 per share.

In November 2018, we entered into a securities purchase agreement with certain purchasers, including certain stockholders of the Company. The purchasers loaned us an aggregate of $34 million under convertible promissory notes (“November 2018 Notes”) with similar terms to the March 2018 Note. The November 2018 Notes mature on January 31, 2021. In 2019, certain November 2018 Notes with an aggregate fair value of $5.2 million converted into 573,459 shares of Aspiration Series C-2 preferred stock at a conversion price of $9.08 per share. In 2020, the remaining November 2018 Notes with an aggregate fair value of $31 million, converted into 3,410,546 shares of the Aspiration Series C-2 preferred stock at a conversion price of $9.08 per share.

In 2019, we entered into several securities purchase agreement with certain purchasers, including certain stockholders of the Company. The purchasers loaned us an aggregate of $28.1 million under convertible promissory notes (“2019 Notes”) that provide the lenders with various rights and preferences, including interest at a rate of 5% per annum and conversion rights upon the consummation of our next financing, as defined therein, whereby the convertible promissory notes would automatically convert into the classes and types of securities sold in such financing at a conversion price of 85% of the price paid by the investors in the next financing. In 2019, certain 2019 Notes with an aggregate fair value of $2 million converted into 175,364 shares of Aspiration Series C-3 preferred stock at a conversion price of $11.57 per share. In 2020, the remaining 2019 Notes with an aggregate fair value of $27.2 million converted into 2,349,178 shares of Aspiration Series C-3 preferred stock at a conversion price of $11.57 per share.

Nano Banc Loan Agreement

In May 2020, we entered into a term loan agreement with Nano Banc (“Nano”). The loan provides up to $10 million of available borrowings. The loan matures on May 20, 2023 and is secured by substantially all assets of the Company. We are required to make interest only payments (at an initial rate of 6% per annum) through April 20, 2023. The principal amount outstanding plus any accrued but unpaid interest will be due upon maturity. As of December 31, 2020 and June 20, 2021, there was $10 million outstanding under the Nano facility.

SVB Loan and Security Agreement

On May 22, 2018, we entered into a loan and security agreement with Silicon Valley Bank (“SVB”) (“SVB Loan”). The loan agreement includes an initial tranche of up to a principal amount of $3 million which was drawn on during 2018. In connection with the SVB Loan, we issued ten-year warrants to purchase up to 35,113 shares of Aspiration common stock at an exercise price of $3.09 per share. On June 5, 2020, we paid the outstanding balance and accrued interest thereon of the SVB Loan amounting to approximately $2 million including a payoff of the principal amount of $1.7 million.

Paycheck Protection Program Loan

In 2020, we obtained a $3.4 million loan from Coastal Community Bank under the Paycheck Protection Program. The loan accrues interest at 1% and matures two years from the date of issuance. Monthly payments are $0.4 million commencing after the end of the loan forgiveness covered period if the Company does not receive approval forgiveness from the Small Business Administration. On July 23, 2021, we applied for loan forgiveness and have yet to receive approval for forgiveness.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2021	2020	2020	2019
Net cash provided by (used in) operating activities	$(42,774)	$(22,340)	$(34,472)	$(74,505)
Net cash provided by (used in) investing activities	(11,600)	(1,894)	(3,855)	(2,563)
Net cash provided by (used in) financing activities	39,685	36,529	57,183	53,349

Net increase (decrease) in cash and restricted cash	$(14,689)	$12,295	$18,856	$(23,719)

Operating Activities

Net cash used in operating activities was $42.8 million and $22.3 million for the six months ended June 30, 2021 and 2020, respectively. The change from the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily driven by an increase in net loss of $85.6 million, adjusted for the add-back of non-cash expenses of $41.0 million, increasing accounts payable balance by $42.1 million, partially offset by an increasing accounts receivable balance by $15.6 million.

Net cash used in operating activities was $34.5 million and $74.5 million for the years ended December 31, 2020 and 2019, respectively. The change from the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by a decrease in net loss by $25.9 million, adjusted for the add-back of non-cash expenses of $5.1 million, capital received in advance of $16.8 million, partially offset by a lower accounts payable balance by $8.3 million.

Investing Activities

Net cash used by investing activities was $11.6 million and $1.9 million for the six months ended June 30, 2021 and 2020, respectively. The change from the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily driven by an increase in capitalization of internally developed software costs.

Net cash used by investing activities was $3.9 million and $2.6 million for the years ended December 31, 2020 and 2019, respectively. The change from the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by proceeds from the sale of investments of $1.7 million that occurred in 2019, partially offset by a decrease of $0.5 million in internally developed software costs and property and equipment.

Financing Activities

Net cash provided by financing activities was $39.7 million and $36.5 million for the six months ended June 30, 2021 and 2020, respectively. The change from the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily driven by the issuance of long term debt of $24.5 million, partially offset by the decrease in issuance of preferred stock in 2020 by $23.4 million.

Net cash provided by financing activities was $57.2 million and $53.3 million for the years ended December 31, 2020 and 2019, respectively. The change from the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by convertible promissory notes of $28.1 million in 2019, partially offset by the issuance of long-term debt of $9.9 million and the increase in issuance of Aspiration Series C-1 preferred stock of $18.3 million.

Off-Balance Sheet Arrangements

As of December 31, 2020, we have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Critical Accounting Policies and Estimates

Discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue, and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Based on this definition, we have identified the critical accounting policies and estimates addressed below. In addition, we have other key accounting policies and estimates that are described in Note 1 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligation in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligation in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Interchange income represents revenues from electronic transactions made by customers. The income is paid by merchants who accept the customer transactions. Each processed transaction represents a distinct performance obligation. We transfer control of funds to the merchants when a debit card transaction is executed. Since the service is performed at a point in time, we can recognize revenue as and when the services are rendered. However, per industry practice, payment reports are generated and reconciled monthly; thus, we will record interchange fee revenue monthly using actual data.

Subscription income represents revenue from our Pay What Is Fair and Aspiration Plus programs. Customers may, at their discretion, make a payment to us for our services under the Pay What Is Fair program. The payment can be modified at any time. In addition, customers may join the Aspiration Plus program with extended benefits at a set monthly or annual rate. We have two distinct performance obligations of facilitating depository services for the basic Aspiration account and subscription service for the Aspiration Plus program. We recognize Pay What Is Fair and Aspiration fees monthly. Annual fees on the Aspiration Plus program are paid upfront as a contract liability and accreted into revenue ratably over a 12-month period.

Corporate sustainability services revenue includes income we earn through contractual agreements with various corporations and partnerships to plan trees for a fixed price. Primarily, we have one distinct performance obligation of planting trees for customers in exchange for consideration. These revenues are recognized monthly.

Consumer sustainability services revenue includes our PYC revenue. PYC revenue represents income associated with customer purchases which are rounded up to the nearest dollar. For each customer transaction rounded up, we plant a tree on behalf of the customer. We have one distinct performance obligation of planting trees for customers in exchange for consideration. We recognize revenue at the point in time when trees are planted, which occurs simultaneously with the customer’s request to plant the tree given the continual planting of trees throughout each month. We recognize PYC revenue monthly as received. Additionally, consumer sustainability services revenue includes income we earn through contractual agreements with consumers to plant trees for a fixed price. These revenues are also recognized monthly.

Product partnership revenue represents revenue from third-party partnerships to provide our customers with additional financial sustainability-focused options. We generate lead commission revenue through this service. We have one bundled performance obligation related to these commissions which includes initiation of a marketing campaign, access to users, members, and visitors, and marketing the insurance agencies and lenders through our website. For our insurance partners, we recognize revenue at the point in time when the lead provided by us completes an insurance quote with the registered insurance agency. Insurance commissions are billed monthly in the month in which we generate the lead. For our lender partners, we recognize revenue upon satisfaction of the performance obligation. Additionally, product partnership revenue represents income generated through international usage of debit cards. Each processed transaction represents a distinct performance obligation. International usage fees are charged as transactions occur and are deducted from customer accounts.

Allowance for negative customer balances

Negative customer balances occur primarily when there are insufficient funds in a customer’s account to cover charges applied for Automated Clearing House returns, debit card transactions, and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, which are generally within the scope of our protection programs. Negative customer balances can be cured by the customer by adding funds to their account or receiving payments. For negative customer balances that are not expected to be cured or otherwise collected, we provide an allowance for expected losses. The allowance represents all negative balances and charged off amounts at the end of each month. We write-off negative customer balances in the month in which the balance becomes outstanding for 60 days. Write-offs that are recovered are recorded as a reduction to our allowance for negative customer balances.

Intangible Assets, Net

Direct costs incurred to develop a cash management application, including those costs incurred in developing and enhancing the application, are capitalized and amortized generally over an estimated useful life of four years and are recorded as depreciation and amortization within the consolidated financial statements. We capitalized $3.7 million and $4.0 million of cash management application development costs for the years ended December 31, 2020 and 2019, respectively. Amortization expense for these capitalized costs was approximately $2.5 million, and $1.7 million for the years ended December 31, 2020 and 2019, respectively, and are included in intangible assets on the consolidated balance sheet. Costs related to the maintenance of the cash management application are expensed as incurred.

Our website domain is amortized on a straight-line basis over the estimated useful life of fifteen years. We utilize externally developed software which is amortized on a straight-line basis over the estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term excluding renewal periods or the estimated useful life, generally seven years.

The carrying amounts of intangible assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Events or changes in circumstances that could result in impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business and significant negative industry or economic trends. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized through earnings by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment provisions recorded on intangible assets as of December 31, 2020, or 2019.

Stock-Based Compensation

We issue stock-based awards to employees and non-employees, generally in the form of stock options, pursuant to the 2015 Plan. We account for our stock-based compensation awards to employees in accordance with FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock awards, to be recognized in the statement of operations over the vesting period based on their grant-date fair values.

We estimate the fair value of our stock-based awards of options to purchase shares of Aspiration common stock to employees and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) our common stock price, (b) the expected stock price volatility, (c) the calculation of the expected term of the award, (d) the risk-free interest rate and (e) expected dividends. Due to the lack of a public market for the trading of Aspiration common stock and the subjectivity involved in finding comparable companies with similar economic and industry profiles, hawse have utilized company-specific historical volatility data, derived from our 409A common stock valuations, for our estimate of expected volatility. The volatility levels applied to these stock-based awards are selected based on the volatility level calculated in the most recent 409A valuation performed in relation to the grant date of each of these options. We use the “plain-vanilla” method, as prescribed by ASC 718, to calculate the expected term for options granted to employees, as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected term is applied to the stock option grant group as a whole, as we do not expect substantially different exercise or post-vesting termination behavior among its employee population. For options granted to non-employees, the contractual term of the arrangement is utilized as the basis for the expected term assumption. The risk-free interest rate is based on the U.S. Treasury daily treasury yield curve rate whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as hawse have never paid dividends and have no current plans to pay any dividends on Aspiration common stock. To the extent that forfeitures occur, the difference between the expense recorded and the amount of forfeitures is recorded as a cumulative adjustment in the period the forfeiture occurs. Stock-based compensation expense recognized in the consolidated financial statements is based on awards that are ultimately expected to vest.

Stock-based awards are subject to either service or performance-based vesting conditions. Compensation expense related to awards with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Compensation expense related to awards with performance-based vesting conditions is recognized based on the grant date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable.

Income Taxes

All wholly owned subsidiaries are treated as disregarded entities for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the subsidiaries’ income or loss are passed through to Aspiration Partners, a C Corporation. The Company files U.S. federal and state income tax returns.

We account for income taxes using the assets and liability method. Provisions are made for the current and deferred income tax expense on pretax income adjusted for permanent and temporary differences based on enacted tax laws and applicable statutory tax rates. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained.

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. On an ongoing basis, management evaluates the deferred tax assets to determine if the tax benefits are expected to be realized in future periods. To the extent the benefit of a deferred tax asset is no longer expected to be realized, a valuation allowance is established with a corresponding charge through the provision for income taxes.

As it relates to the tax benefits associated with stock-based compensation, hawse have adopted the provisions of ASC 718-20, Compensation — Stock Compensation — Awards Classified as Equity (“ASC 718-20”), which provides the windfall tax benefit should not be recognized for financial statement purposes until the period in which the tax benefit reduces income taxes payable. We use the with-and-without approach for determining the order in which tax benefits derived from the stock-based compensation awards are utilized. As a result of this approach, net operating loss carryforwards not related to stock-based compensation are utilized before the current period’s stock-based compensation deduction.

We have adopted the provisions of ASC 740-10, Income Taxes — Overall (“ASC 740-10”), which prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires that we recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. We recognize liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We reevaluate these uncertain tax positions on an annual basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. We recognize interest and penalties in the provision for income taxes in the statements of operations. There were no liabilities recorded for uncertain tax positions as of December 31, 2020, or 2019. We are subject to taxation in the U.S. and various state jurisdictions. Our tax returns for the tax years 2016 through 2019 are open and are subject to examination by federal and state taxing authorities. We are not currently undergoing a tax audit in any federal or state jurisdiction.

Recent Accounting Pronouncements

Refer to Note 1 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for information regarding recent accounting pronouncements.

Jumpstart Our Business Startups Act of 2012

InterPrivate III is an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies, allowing them to delay the adoption of those standards until those standards would otherwise apply to private companies. InterPrivate III has elected to use this extended transition period under the JOBS Act. Further, the financial statements of Aspiration also take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies. As a result, following the Business Combination, New Aspiration’s consolidated financial statements may not be comparable to the financial statements of companies that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our securities less attractive to investors.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Our exposure to interest rate risk is related primarily to interest-earning assets and interest-bearing liabilities. Managing interest rate is essential to profitability. The primary objective of interest rate risk management is to control exposure to interest rates with limited exposure to earnings volatility resulting from interest rate fluctuations.

DESCRIPTION OF NEW ASPIRATION SECURITIES

Following the Closing, your rights as New Aspiration stockholders will be governed by the DGCL and the Proposed Charter and the Amended & Restated Bylaws. Your rights as holders of New Aspiration warrants will be governed by the terms of the amended and restated warrant agreement, dated as of July 23, 2021 between InterPrivate III and Continental (the “Warrant Agreement”). The following description of the material terms of New Aspiration’s securities reflects the anticipated state of affairs upon completion of the Business Combination, but is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Amended & Restated Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. The full text of the Warrant Agreement is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter, the Amended & Restated Bylaws and the Warrant Agreement in their entirety for a complete description of the rights and preferences of Aspiration securities following the Business Combination.

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of an aggregate of [                ] shares of capital stock, consisting of [                ] shares of New Aspiration Class A common stock, $0.0001 par value per share, [                ] shares of Class B common stock, par value of $0.0001 per share and [                ] shares of preferred stock, par value $0.0001 per share. The shares of New Aspiration Class A common stock and New Aspiration Class B common stock to be issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. Unless the New Aspiration Board determines otherwise, New Aspiration will issue all shares of its capital stock in uncertificated form.

As of the record date for the Special Meeting, there were (i)                     shares of InterPrivate III Class A common stock and                    shares of InterPrivate III Class B common stock outstanding. InterPrivate III has also issued 5,313,500 warrants, of which 138,500 were warrants included in the private placement units.

We expect there will be approximately [                ] shares of New Aspiration Class A common stock, no shares of New Aspiration Class B common stock and no shares of preferred stock issued and outstanding immediately after the Closing, assuming that no shares of outstanding InterPrivate III Class A common stock are redeemed in connection with the Business Combination and all of the holders of Aspiration options that are not automatically exercised in connection with the Business Combination elect to exercise their options prior to the Closing.

New Aspiration Common Stock

Voting Rights

Each holder of shares of New Aspiration Class A common stock is entitled to one vote for each share of New Aspiration Class A common stock held of record by such holder as of the record date on all matters on which stockholders generally are entitled to vote, as provide by the Proposed Charter. The holders of the shares of New Aspiration Class A common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by the holders of New Aspiration Class A common stock must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast present in person or represented by proxy, unless otherwise specified by law, the Proposed Charter or the Amended & Restated Bylaws. Except as otherwise required by law, shares of New Aspiration Class B common stock will not be entitled to vote with respect to any matter and will not entitle the record holder thereof to any voting powers.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of New Aspiration common stock are entitled to receive such dividends, if any, as may be declared from time to time by the New Aspiration Board out of funds legally available therefor.

Rights upon Liquidation, Dissolution and Winding-Up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of New Aspiration’s affairs, the holders of the shares of New Aspiration common stock are entitled to share ratably in all assets remaining after payment of New Aspiration’s debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the shares of New Aspiration common stock, then outstanding, if any.

Preemptive or Other Rights

The holders of shares of New Aspiration common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of New Aspiration common stock. The rights, preferences and privileges of holders of shares of New Aspiration Class A common stock will be subject to those of the holders of any shares of the preferred stock New Aspiration may issue in the future.

Lock-Up Restrictions

Subject to certain exceptions specified in the Amended & Restated Bylaws, the holders (the “Lock-up Holders”) of New Aspiration Class A common stock issued as consideration pursuant to the Merger Agreement or to directors, officers and employees of New Aspiration upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the Closing (collectively, the “Lock-up Securities”) may not (i) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Lockup Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lockup Security, whether any such transaction is to be settled by delivery of such Lockup Securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each such action, a “Transfer”) during the period beginning on the Closing Date and ending on the date that is 180 days after (and excluding) the Closing Date (the “Lock-up Period”).

Notwithstanding the foregoing, Lockup Securities may be transferred during the Lock-up Period:

•	to New Aspiration’s officers or directors;

•	to any affiliate or family member of any of New Aspiration’s officers or directors;

•	to the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lockup Holders;

•	to any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

•

in the case of an individual, (i) by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization, (ii) by virtue of laws of descent and distribution upon the death of such individual; or (iii) pursuant to a qualified domestic relations order;

•

in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof and any subsequent sale by such financial institution;

•	to New Aspiration; or

•

in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the New Aspiration Board or a duly authorized committee thereof or other similar transaction which results in all of New Aspiration’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the Closing.

Pursuant to the Insiders Letter Agreement, our Sponsor and each insider party thereto agreed to not transfer any founder shares (or any shares of New Aspiration Class A common stock issuable upon conversion thereof) (the “Sponsor Lock-up Shares”) until (i) with respect to 50% of the Sponsor Lock-up Shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the closing price of New Aspiration Class A common stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period following the Closing Date and (ii) with respect to the remaining 50% of Sponsor Lock-up Shares, for a period ending on the one-year anniversary of the Closing Date.

Preferred Stock

The Proposed Charter authorizes the New Aspiration Board to establish one or more series of preferred stock. Unless required by law or by any stock exchange, and subject to the terms of the Proposed Charter, the authorized shares of preferred stock will be available for issuance without further action by holders of New Aspiration common stock. The New Aspiration Board is able to determine, with respect to any series of preferred stock, designations, powers, preferences and relative participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any.

New Aspiration could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of New Aspiration common stock might believe to be in their best interests or in which the holders of New Aspiration common stock might receive a premium over the market price of the shares of New Aspiration common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of New Aspiration common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the rights of the common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Aspiration common stock.

Warrants

Aspiration Warrants

In connection with the Business Combination, each outstanding and unexercised warrant to purchase Aspiration common stock from Aspiration, subject to certain exceptions, shall be converted into a warrant to acquire shares of New Aspiration Class A common stock and each holder of a warrant to acquires shares of New Aspiration shall cease to have any rights with respect to warrants to acquire shares of Aspiration common stock.

Public Stockholders’ Warrants

There are currently outstanding an aggregate of 5,313,500 warrants to acquire shares of InterPrivate III Class A common stock, which comprise 115,500 warrants included in the private placement units held by our Sponsor, 23,000 warrants included in the private placement units held by EarlyBird (or its permitted transferees) and 5,175,000 public warrants. Following the Closing, these warrants will entitle the holders thereof to acquire shares of New Aspiration Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Aspiration Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, beginning 30 days after the Closing, provided that New Aspiration has an effective registration statement under the Securities Act covering the shares of New Aspiration Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or it permits holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. A holder may exercise its warrants only for a whole number of shares of New Aspiration Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you hold at least five units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Aspiration Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Aspiration Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Aspiration satisfying its obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Aspiration Class A common stock upon exercise of a warrant unless the shares of New Aspiration Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the shares of New Aspiration Class A common stock underlying such unit.

InterPrivate III is not registering the shares of common stock issuable upon exercise of its warrants at this time. However, New Aspiration will agree that as soon as practicable, but in no event later than 20 business days after the Closing, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New Aspiration Class A common stock issuable upon exercise of the warrants. New Aspiration will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the shares of New Aspiration Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when New Aspiration will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of New Aspiration Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Aspiration may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Aspiration does so elect, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants

Once the warrants become exercisable, New Aspiration may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of shares of New Aspiration Class A common stock and equity-linked securities for capital raising purposes in connection with the Closing as described elsewhere in this prospectus) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Aspiration for cash, New Aspiration may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Aspiration issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Aspiration Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of shares of New Aspiration Class A common stock and equity-linked securities for capital raising purposes in connection with the Closing as described elsewhere in this prospectus) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If New Aspiration calls the warrants for redemption, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Aspiration Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Aspiration Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Aspiration Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) of our shares of New Aspiration Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the shares of New Aspiration Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Aspiration Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of New Aspiration Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Aspiration Class A common stock is increased by a share capitalization payable in shares of New Aspiration Class A common stock, or by a split-up of New Aspiration Class A common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Aspiration Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Aspiration Class A common stock.

In addition, if InterPrivate III (prior to the Closing) or New Aspiration (from and following the Closing), at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of InterPrivate III Class A common stock in connection with the Closing, (d) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of the obligation to redeem 100% of InterPrivate III Class A common stock if it does not complete its initial business combination within 18 months from the closing of its IPO or to provide for redemption in connection with a business combination, or (e) in connection with the redemption of InterPrivate III’s public shares upon its failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of New Aspiration Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of New Aspiration Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Aspiration Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Aspiration Class A common stock.

Whenever the number of shares of New Aspiration Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Aspiration Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Aspiration Class A common stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of InterPrivate III Class A common stock or equity-linked securities for capital raising purposes in connection with the Closing at an issue price or effective issue price of less than $9.20 per share of InterPrivate III Class A common stock (with such issue price or effective issue price to be determined in good faith by the InterPrivate III Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or its affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of the shares of New Aspiration Class A common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “ — Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of New Aspiration Class A common stock (other than those described above or that solely affects the par value of such shares of New Aspiration Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Aspiration Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Aspiration Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Aspiration Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants have been issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision (among others), and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the Warrant Agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of New Aspiration Class A common stock. After the issuance of shares of New Aspiration Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New Aspiration Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the shares of New Aspiration Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the Closing (except in limited circumstances) and they will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants included in the units sold in the IPO. If the private placement warrants are held by holders other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by us for cash and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Aspiration Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Aspiration Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our shares of New Aspiration Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the shares of New Aspiration Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Our Sponsor has agreed not to transfer, assign or sell any of the private placement warrants (including the shares of New Aspiration Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the Closing (except in limited circumstances).

Our Transfer Agent and Warrant Agent

The transfer agent and warrant agent will be Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of the Amended and Restated Certificate of Incorporation and Amended & Restated Bylaws and Certain Provisions of Delaware Law

The Proposed Charter, Amended & Restated Bylaws and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of the New Aspiration Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of the New Aspiration Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Aspiration by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the                     , which would apply so long as the shares of New Aspiration Class A common stock remain listed on the                     , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. Additionally, the number of authorized shares of any series of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of the holders of a majority in voting power, irrespective of the provisions of Section 242(b)(2) of the DGCL.

The New Aspiration Board may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of New Aspiration or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved shares of common stock or preferred stock may be to enable the New Aspiration Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Aspiration by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Removal of Directors; Vacancies and Newly Created Directorships

The Proposed Charter provides that, subject to the rights granted to one or more series of preferred stock then outstanding, the New Aspiration Board or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock of New Aspiration entitled to vote at an election of directors. The Proposed Charter further provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on the New Aspiration Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by the sole remaining director, and shall not be filled by the stockholders.

Special Stockholder Meetings

The Proposed Charter provides that, subject to the rights of holders of any series of preferred stock then outstanding, special meetings of New Aspiration’s stockholders may be called at any time only by the New Aspiration Board, the Chairperson of the New Aspiration Board or the Chief Executive Officer, in each case, in accordance with the Amended & Restated Bylaws, acting pursuant to a duly adopted resolution. The Amended & Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of New Aspiration.

Director Nominations and Stockholder Proposals

The Amended & Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders, subject to specified exceptions. The Amended & Restated Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Amended & Restated Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Aspiration.

At the Closing, New Aspiration will enter into the Stockholders’ Agreement with the Stockholder Parties, pursuant to which, among other things, (i) the Cherny Holders and Sanberg Holders will each be granted the right to designate one director for election to the New Aspiration Board (and the Stockholder Parties will vote in favor of such designees) and (ii) the Stockholder Parties will agree to vote their voting shares in favor of any recommendations by the New Aspiration Board. For more information about the Stockholders’ Agreement, see the section entitled “The Business Combination Proposal — Related Agreements — Stockholders’ Agreement.”

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Proposed Charter provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of New Aspiration, the Proposed Charter will not permit our holders of common stock to act by consent in writing.

Lock-Up Restrictions

As discussed above in the section entitled “Lock-Up Restrictions,” without the prior written approval of the New Aspiration Board, holders of a substantial majority of New Aspiration Class A common stock will not be permitted to transfer their shares until the date that is 180 days after the Closing Date, subject to certain exceptions as detailed above.

Section 203 of the DGCL

The InterPrivate III Board intends to shield shareholders from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction.

The Proposed Charter will provide that New Aspiration is not subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, New Aspiration is not subject to any anti-takeover effects of Section 203. Nevertheless, the Proposed Charter will contain provisions that will have a similar effect to Section 203, which will prohibit New Aspiration from engaging in any business combination with any Interested Stockholder (as defined in the Proposed Charter) for a period of three years following the time that such stockholder became an interested stockholder, subject to limited exceptions.

The InterPrivate III Board believes that it is in the best interest of shareholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the New Aspiration Board and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of New Aspiration. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving New Aspiration that have not been approved by the New Aspiration Board. The InterPrivate III Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of shareholders and will also help to prevent a third party from acquiring “creeping control” of New Aspiration without paying a fair premium to all stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware, plus interest, if any, on the amount determined to be the fair value, from the Closing Date of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

The Proposed Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any: (i) derivative action or proceeding brought on behalf of New Aspiration; (ii) action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Aspiration to New Aspiration or New Aspiration’s stockholders; (iii) action, suit or proceeding asserting a claim against New Aspiration or any director or officer arising pursuant to any provision of the DGCL or New Aspiration’s certificate of incorporation or New Aspiration’s bylaws; (iv) action, suit or proceeding to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) action, suit or proceeding asserting a claim against New Aspiration or any current or former director, officer or stockholder of New Aspiration governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The exclusive forum provision does not apply suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. It is possible that a court could find these forum selection provisions to be inapplicable or unenforceable and, accordingly, New Aspiration could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that the board of directors expects New Aspiration’s forum selection provisions to provide.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of New Aspiration will be deemed to have notice of and consented to the forum provisions in the Proposed Charter. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of the forum selection provisions in the Proposed Charter.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that New Aspiration has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or their affiliates or certain specified exempted persons. The Proposed Charter provides that, to the fullest extent permitted by law, none of the our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures, including those engaged in the same or similar business activities or lines of business in which New Aspiration or any of its subsidiaries engages or (B) competing with New Aspiration or any of its affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other entity (other than New Aspiration or any of its subsidiaries). The Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Aspiration. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for New Aspiration if it is a business opportunity that (a) New Aspiration is neither financially or legally able, nor contractually permitted to undertake; (b) from its nature, is not in the line of New Aspiration’s business or is of no practical advantage to New Aspiration; or (c) is one in which New Aspiration has no interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages to New Aspiration or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Aspiration and its stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

The limitation of liability provision in the Proposed Charter and the Amended & Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Aspiration and its stockholders. In addition, your investment may be adversely affected to the extent New Aspiration pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

The New Aspiration Class A common stock and the New Aspiration warrants are expected to be listed on the              under the symbols “ASP” and “            ,” respectively.

Public Benefit Corporation Status

The Proposed Charter will incorporate New Aspiration as a public benefit corporation. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. They are also required to publicly disclose at least biennially a report that assesses their public benefit performance, and may elect in their certificate of incorporation to measure that performance against an objective third-party standard.

InterPrivate III and Aspiration do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. InterPrivate III and Aspiration believe that ongoing efforts to achieve New Aspiration’s public benefit goals will not materially affect the financial interests of New Aspiration’s stockholders. Holders of New Aspiration common stock will have voting, dividend, and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

New Aspiration’s public benefit, as provided in the Proposed Charter, is to help those it serves Do Well and Do Good for People and the Planet.

Following the Business Combination, New Aspiration must have approval of at least 66 2/3% of the voting power of all then-outstanding shares of New Aspiration capital stock in order to merge or consolidate with an entity that is not a public benefit corporation or similar entity and the certificate of incorporation (or similar governing document) of which does not contain identical provisions to the Proposed Charter in identifying the public benefit or public benefits.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New Aspiration Class A common stock or restricted New Aspiration warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Aspiration at the time of, or at any time during the three months preceding, a sale and (ii) New Aspiration is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New Aspiration Class A common stock or New Aspiration warrants for at least six months but who are affiliates of New Aspiration at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of New Aspiration Class A common stock or New Aspiration warrants then outstanding; or

•

the average weekly reported trading volume of New Aspiration Class A common stock or New Aspiration warrants during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Aspiration under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Aspiration.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

Following the Closing, New Aspiration will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

General

InterPrivate III is incorporated under the laws of the State of Delaware and the rights of InterPrivate III Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and InterPrivate III’s bylaws. As a result of the Business Combination, InterPrivate III Stockholders who receive shares of New Aspiration Class A common stock will become New Aspiration stockholders. New Aspiration is incorporated under the laws of the State of Delaware and the rights of New Aspiration stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and Amended & Restated Bylaws. Thus, following the Business Combination, the rights of InterPrivate III Stockholders who become New Aspiration stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and InterPrivate III’s bylaws and instead will be governed by the Proposed Charter and Amended & Restated Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of InterPrivate III Stockholders under the Current Charter and InterPrivate III’s bylaws (left column), and the rights of New Aspiration’s stockholders under forms of the Proposed Charter and Amended & Restated Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Current Charter and InterPrivate III’s bylaws, and forms of the Proposed Charter and Amended & Restated Bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

InterPrivate III	New Aspiration
Authorized Capital Stock
The Current Charter authorizes 401,000,000 shares of capital stock, consisting of 380,000,000 shares of InterPrivate III Class A common stock and 20,000,000 shares of InterPrivate III Class B common stock, and 1,000,000 shares of preferred stock.	The Proposed Charter authorizes shares of capital stock, consisting of shares of New Aspiration Class A common stock, shares of New Aspiration Class B common stock and shares of preferred stock.

Rights of Preferred Stock
The InterPrivate III Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions.	The New Aspiration Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions.

Number and Qualification of Directors

The number of directors of InterPrivate III, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be determined from time to time exclusively by resolution adopted by a majority of the InterPrivate III Board.

None of the directors need be a stockholder of InterPrivate III.

The number of directors that constitute the entire New Aspiration Board, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be determined from time to time exclusively by resolution adopted by the New Aspiration Board.

None of the directors need be a stockholder of New Aspiration.

InterPrivate III	New Aspiration
Election of Directors

The Current Charter provides for three class of directors. At InterPrivate III’s annual meeting, one class of directors is elected for a three-year term and each until his or her successor is duly elected and qualified, subject to his or her death, resignation or removal. If the number of directors is changed, any increase or decrease shall be apportioned by the InterPrivate III Board among the classes, but in no case will a decrease in the number of directors constituting the InterPrivate III Board shorten the term of any incumbent director.

InterPrivate III’s bylaws provide that, subject to the rights of the holders of one or more series of preferred stock, directors will be elected by a plurality of votes cast in respect of shares of capital stock, present in person or represented by proxy, and entitled to vote in the election of directors at a meeting of stockholders.

The Proposed Charter provides for three classes of directors. At New Aspiration’s annual meeting, one class of directors is elected for a three-year term and each until his or her successor is duly elected and qualified, subject to his or her death, resignation or removal. If the number of directors is changed, in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.

The Amended & Restated Bylaws provide that, subject to the rights of the holders of one or more series of preferred stock, directors will be elected by a plurality of votes cast in respect of shares of capital stock of New Aspiration, present in person or represented by proxy, and entitled to vote in the election of directors at a meeting of stockholders.

Removal of Directors
The Current Charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of InterPrivate III capital stock entitled to vote generally in the election of directors, voting together as a single class.	Except for directors for which holders of any series of outstanding preferred stock are entitled to elect and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement, the Proposed Charter provides that the New Aspiration Board or any individual director of New Aspiration may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

Voting
Each InterPrivate III Share is entitled to one vote on all matters properly at a meeting of stockholders.	Each share of New Aspiration Class A common stock is entitled to one vote on all matters properly at a meeting of stockholders. Except as otherwise required by law, shares of New Aspiration Class B common stock will not be entitled to vote with respect to any matter and will not entitle the record holder thereof to any voting powers.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in InterPrivate III’s charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in New Aspiration’s charter; however, the Proposed Charter does not authorize cumulative voting.

Vacancies on the Board of Directors
Any newly created directorship on the InterPrivate III Board that results from an increase in the number of directors and any vacancy occurring in the InterPrivate III Board may be filled by the affirmative	Subject to the rights of the holders of any one or more series of preferred stock then-outstanding and subject to obtaining any required stockholder votes or consents under the Stockholders’ Agreement (or

InterPrivate III	New Aspiration
vote of a majority of the directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and each director so elected shall hold office for a term that shall coincide with the term to the class to which such director shall have been elected.	complying with any stockholders’ designation rights under the Stockholders’ Agreement), any newly created directorship on the New Aspiration Board that results from an increase in the number of directors and any vacancy occurring in the New Aspiration Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and each director so elected shall hold office for a term that shall coincide with the term to the class to which such director has been elected.

Special Meeting of the Board of Directors
InterPrivate III’s bylaws provide that special meetings of the InterPrivate III Board may be called by the chairman of the InterPrivate III Board or the President and shall be called by the chairman of the InterPrivate III Board, President or the Secretary, on the written request of at least a majority of directors then in office, or the sole director.	The Proposed Charter provides that, subject to the rights of holders of any series of preferred stock then outstanding, special meetings of our stockholders may be called at any time only by the New Aspiration Board acting pursuant to a duly adopted resolution. The Amended & Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of New Aspiration.

Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock, the Current Charter does not permit our holders of common stock to act by consent in writing, except that holders of Class B common stock may take action by written consent in lieu of taking action at a meeting of stockholders.	Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other outstanding class or series of stock of New Aspiration, the Proposed Charter will not permit our holders of common stock to act by written consent.

Amendment to Certificate of Incorporation
The Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the Current Charter.	The Proposed Charter would require the approval by affirmative vote of the holders of at least 66 2⁄3% in voting power of the then outstanding shares of common stock of New Aspiration to alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter as follows:

InterPrivate III	New Aspiration
Article V, which addresses the rights of holders of New Aspiration common stock and New Aspiration preferred stock; Article VI, which addresses the number, election, terms and removal of the classified board structure and any directors thereof; Article VII, which addresses the conduct of our annual meetings and special meetings and the requirement that special meetings be called only by the New Aspiration Board; Article VIII, which provides that no director of New Aspiration will be liable for any breach of fiduciary duty, subject to the requirements of the DGCL; Article IX, which addresses New Aspiration’s election not to be governed by Section 203 of the DGCL and prohibits certain business combinations; Article X, which addresses indemnification of directors and officers of New Aspiration; Article XI, which establishes the Court of Chancery of the State of Delaware as the exclusive forum for certain actions; Article XII, which prohibits New Aspiration from engaging in certain mergers or consolidations; Article XIII, which exempts certain persons from liability for engaging in business activities that overlap or compete with New Aspiration; and Article XIV, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.

Amendment of the Bylaws
Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the bylaws.	The Proposed Charter requires the approval by affirmative vote of the holders of at least 66 2⁄3% of the common stock of New Aspiration to adopt, amend, alter or repeal the bylaws.

Quorum

Board of Directors. At all meetings of the InterPrivate III Board, a majority of the directors will constitute a quorum for the transaction of business except as otherwise expressly required by law, the Current Charter or the InterPrivate III bylaws, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the InterPrivate III Board.

Stockholders. The holders of record of a majority of the total voting power of all outstanding securities of InterPrivate III generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting, without notice other than announcement at the meeting, to reconvene at the same or some other place. At such adjourned meeting at which a quorum shall be present or represented, any business may be

Board of Directors. At all meetings of the New Aspiration Board, a majority of the directors will constitute a quorum for the transaction of business except as otherwise expressly required by law or by the Proposed Charter, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the New Aspiration Board. If a quorum is not present at any meeting of the New Aspiration Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Stockholders. The holders of record of a majority of the total voting power of all outstanding securities of New Aspiration generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the person presiding over the

InterPrivate III	New Aspiration
transacted that might have been transacted at the meeting as originally notified.	meeting or a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

Interested Directors
The Current Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any expectancy that InterPrivate III has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to InterPrivate III directors, officers or their affiliates, except with respect to any of the directors, officers, or their affiliates of InterPrivate III with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of InterPrivate III and (i) such opportunity is one that InterPrivate III is legally and contractually permitted to undertake and would otherwise be reasonable for InterPrivate III to pursue and (ii) the director or officer is permitted to refer that opportunity to InterPrivate III without violating any legal obligation.	The Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that New Aspiration has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to its directors or their affiliates, other than those directors or affiliates who are its or its subsidiaries’ employees. The Proposed Charter provides that, to the fullest extent permitted by law, none of the directors who are not employed by New Aspiration (including any non-employee director who serves as one of its officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures, including those engaged in the same or similar business activities or lines of business in which New Aspiration or any of its subsidiaries engages or (B) competing with New Aspirations or any of its affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other entity (other than New Aspiration or any of its subsidiaries). The Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Aspiration. To the fullest extent permitted by law, no corporate opportunity will be deemed to be a potential corporate opportunity for New Aspiration if it is a business opportunity that (a) New Aspiration is neither financially or legally able, nor contractually permitted to undertake; (b) from its nature, is not in the line of New Aspiration’s business or is of no practical advantage to New Aspiration; or (c) is one in which New Aspiration has no interest or reasonable expectancy.

InterPrivate III	New Aspiration
Special Stockholder Meetings

The Current Charter provides that special meetings of the InterPrivate III stockholders may be called at any time only by the chairman of the InterPrivate III Board, Chief Executive Officer of InterPrivate III, or by the InterPrivate III Board acting pursuant to a resolution adopted by a majority of the InterPrivate III Board, subject to the rights of holders of any series of preferred stock then outstanding.

The InterPrivate III bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

The Proposed Charter provides that, subject to the rights of holders of any series of preferred stock then outstanding, special meetings of New Aspiration stockholders may be called at any time only by the New Aspiration Board acting pursuant to a duly adopted resolution.

The Amended & Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Notice of Stockholder Meetings
Whenever stockholders are required or permitted to take any action at a meeting, written notice of the meeting shall be given which shall state the place, if any, date and time of each meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, in the case of a special meeting, the purpose or purposes for which the meeting is called, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). Unless otherwise provided by Delaware law, such notice shall be delivered by InterPrivate III not less than ten nor more than 60 days before the date of the meeting. The InterPrivate III chairman of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, InterPrivate III may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.	Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by Delaware law, New Aspiration’s certificate of incorporation or bylaws, such notice shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The chairperson of the meeting may adjourn the meeting to another time or place (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the time, place, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made. At the adjourned meeting, New Aspiration may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
The stockholder must (i) give timely notice thereof in proper written form to the Secretary of InterPrivate III and (ii) the business must be a proper matter for stockholder action. To be timely, an InterPrivate III Stockholder’s notice must be received by the Secretary	The stockholder must (i) give timely notice thereof in written form to the Secretary of New Aspiration, and (ii) any such proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed

InterPrivate III	New Aspiration
at the principal executive offices of InterPrivate III not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by InterPrivate III. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the InterPrivate III bylaws.	and received by, the Secretary of New Aspiration at the principal executive offices of New Aspiration not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Additionally, the stockholder must provide the information required by the notice provisions in the Amended & Restated Bylaws.

Stockholder Nominations of Persons for Election as Directors
The stockholder must give timely notice of nominations of persons for election to the InterPrivate III Board in written form to the Secretary of InterPrivate III. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of InterPrivate III (i) in the case of an annual meeting, not later than close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by InterPrivate III; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time	The stockholder must give timely notice of nominations of persons for election to the New Aspiration Board in written form to the Secretary of New Aspiration. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of New Aspiration (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than 120 days prior to the date of the special meeting or later than the later of 90 days prior to the date of the special meeting and the 10th day following the day on which the public announcement of the date of the special meeting is first made. In no event shall the adjournment or postponement of any meeting, or any

InterPrivate III	New Aspiration
period (or extend any time period) for the giving of a stockholder’s notice as described above.

announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting. Additionally, the stockholder must provide the information required by the notice provisions in the Amended & Restated Bylaws.

Limitation of Liability of Directors and Officers
A director of InterPrivate III shall not be personally liable to InterPrivate III or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended, unless a director violated his or her duty of loyalty to InterPrivate III or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.	A director of New Aspiration shall not be personally liable to New Aspiration or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended.

Indemnification of Directors, Officers
InterPrivate III will indemnify any person for any proceeding by reason of being a director, officer, employee or agent of InterPrivate III or, while a director, officer, employee or agent is or was serving at the request of InterPrivate III as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity. InterPrivate III shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred.	New Aspiration will indemnify any person for any proceeding by reason of being a director, officer, employee or agent of New Aspiration or, while a director, officer, employee or agent is or was serving at the request of New Aspiration as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise.

Dividends
Subject to the rights of the holders of InterPrivate III preferred stock, and to the other provisions of the Current Charter, dividends and other distributions in cash, property or capital stock of InterPrivate III may be declared and paid ratably on the InterPrivate III Shares out of the assets of InterPrivate III which are legally available for this purpose at such times and in such amounts as the InterPrivate III Board in its discretion shall determine.	Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of New Aspiration common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the New Aspiration Board out of funds legally available therefor.

InterPrivate III	New Aspiration
Liquidation
The Current Charter provides that, in the event of any liquidation, dissolution or winding up of InterPrivate III, the holders of InterPrivate III Shares are entitled to receive, subject to applicable law, the preferential rights as to distributions upon such liquidation event of the holders outstanding shares of preferred stock, and Article IX of the Current Charter, relating to business combination requirements, ratable and proportionate to the number of InterPrivate III shares held by them.	The Proposed Charter provides that, in the event of any voluntary or involuntary liquidation, dissolution or winding up of New Aspiration’s affairs, the holders of the shares of New Aspiration common stock are entitled to share ratably in all assets remaining after payment of New Aspiration’s debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the shares of New Aspiration common stock, then outstanding, if any.

Supermajority Voting Provisions

The Current Charter does not contain any supermajority voting provisions.

The InterPrivate III bylaws require the approval of an affirmative vote of at least 66 2⁄3% in voting power of the then outstanding shares of capital stock of InterPrivate III to amend or repeal Section 8 of the InterPrivate III bylaws, which addresses indemnification rights to certain directors or officers of InterPrivate III.

The Proposed Charter would require the approval by affirmative vote of the holders of at least 66 2⁄3% in voting power of the then outstanding shares of common stock of New Aspiration to alter, amend or repeal the Amended & Restated Bylaws or certain provisions of the Proposed Charter as follows: Article V, which addresses the rights of holders of New Aspiration common stock and New Aspiration preferred stock; Article VI, which addresses the number, election, terms and removal of the classified board structure and any directors thereof; Article VII, which addresses the conduct of our annual meetings and special meetings and the requirement that special meetings be called only by the New Aspiration Board; Article VIII, which provides that no director of New Aspiration will be liable for any breach of fiduciary duty, subject to the requirements of the DGCL; Article IX, which addresses New Aspiration’s election not to be governed by Section 203 of the DGCL and prohibits certain business combinations; Article X, which addresses indemnification of directors and officers of New Aspiration; Article XI, which establishes the Court of Chancery of the State of Delaware as the exclusive forum for certain actions; Article XII, which prohibits New Aspiration from engaging in certain mergers or consolidations; Article XIII, which exempts certain persons from liability for engaging in business activities that overlap or compete with New Aspiration; and Article XIV, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.

Anti-Takeover Provisions and Other Stockholder Protections
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of InterPrivate III’s voting stock)	The Proposed Charter will provide that New Aspiration is not subject to Section 203 of the DGCL. Nevertheless, the Proposed Charter will contain provisions that will have a similar effect to

InterPrivate III	New Aspiration
for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. In addition, the anti-takeover provisions and other stockholder protections in the Current Charter include a staggered board, a prohibition on stockholder action by written consent (subject to exceptions, described above under “Stockholder Action by Written Consent”) and blank check preferred stock.	Section 203, which will prohibit New Aspiration from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, subject to limited exceptions. In addition, the anti-takeover provisions and other stockholder protections in the Proposed Charter include a staggered board, a prohibition on stockholder action by written consent and blank check preferred stock.

Preemptive Rights
There are no preemptive rights relating to the InterPrivate III Shares.	There are no preemptive rights relating to shares of New Aspiration common stock.

Fiduciary Duties of Directors
Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing InterPrivate III’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule. The InterPrivate III Board may exercise all such authority and powers of InterPrivate III and do all such lawful acts and things as are not by statute or the InterPrivate III’s charter directed or required to be exercised or done solely by the stockholders.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing New Aspiration’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule. The New Aspiration Board may exercise all such authority and powers of New Aspiration and do all such lawful acts and things as are not by statute or New Aspiration’s charter directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records
Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from InterPrivate III’s stock ledger, a list of its stockholders and its other books and records.	Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Aspiration’s stock ledger, a list of its stockholders and its other books and records.

Choice of Forum
The Current Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding	The Proposed Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any: (i) derivative

InterPrivate III	New Aspiration
brought on InterPrivate III’s behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of InterPrivate III to InterPrivate III or its stockholders; (iii) any action asserting a claim against InterPrivate III arising under the DGCL, the Current Charter or InterPrivate III’s bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against InterPrivate III that is governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel. The provision of the Current Charter described in the immediately preceding sentence does not apply to (i) suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) any action arising under the Securities Act, as to which the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction.	action or proceeding brought on behalf of New Aspiration; (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Aspiration to New Aspiration or New Aspiration’s stockholders; (iii) action asserting a claim against New Aspiration or any director or officer arising pursuant to any provision of the DGCL or New Aspiration’s certificate of incorporation or New Aspiration’s bylaws; (iv) action to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) action asserting a claim against New Aspiration or any director or officer of New Aspiration governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (A) the personal jurisdiction of the state and federal courts within Delaware and (B) service of process on such stockholder’s counsel. The provision of the Proposed Charter described in the immediately preceding sentence will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Aspiration’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of InterPrivate III as of                 , 2021 (the “Ownership Date”), which is prior to the Business Combination and (ii) the expected beneficial ownership of shares of New Aspiration’s common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of InterPrivate III common stock and is expected to be the beneficial owner of more than 5% of shares of New Aspiration common stock post-Business Combination;

•	each of InterPrivate III’s current executive officers and directors;

•	each person who will become an executive officer or director of New Aspiration post-Business Combination; and

•	all executive officers and directors of InterPrivate III as a group pre-Business Combination, and all executive officers and directors of New Aspiration post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of InterPrivate III common stock pre-Business Combination is based on 32,317,500 shares of InterPrivate III common stock (including 25,875,500 public shares, 5,750,000 founder shares and 692,500 shares included in the private placement units) issued and outstanding as of                 , 2021. The expected beneficial ownership of New Aspiration Class A common stock held by the directors and executive officers of New Aspiration and each person who is expected to be the beneficial owner of more than 5% of such shares after the consummation of the Business Combination is based upon the number of shares of Aspiration capital stock and options to acquire such stock issued and outstanding as of                 , 2021.

The expected beneficial ownership of shares of New Aspiration common stock post-Business Combination assumes two scenarios (in each case, excluding earn-out consideration):

(i)

a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination and (ii) New Aspiration issues              shares of New Aspiration Class A common stock pursuant to the Merger Agreement; and

(ii)

a “maximum redemption” scenario where (i)                  of InterPrivate III’s outstanding public shares are redeemed in connection with the Business Combination and (ii) New Aspiration issues              shares of New Aspiration Class A common stock.

	Before the Business Combination			After the Business Combination
Name and Address of Beneficial Owner		%	% of Total Voting Power	Assuming No Redemption		Assuming Maximum Redemption
	Number of shares of InterPrivate III common stock			Number of shares of New Aspiration Class A common stock	% of Total Voting Power	Number of shares of New Aspiration Class A common stock	% of Total Voting Power
Directors and Executive Officers of InterPrivate III:
Ahmed Fattouh(3)(4)	6,956,250	21.9%	21.9%
Sunil Kappagoda(4)	—	—	—
Nicholaos Krenteras(4)	—	—	—
Brandon Bentley(4)	—	—	—
Minesh Patel(4)	—	—	—
Gordy Holterman(4)	30,000	*	*

	Before the Business Combination				After the Business Combination
Name and Address of Beneficial Owner			%	% of Total Voting Power	Assuming No Redemption		Assuming Maximum Redemption
	Number of shares of InterPrivate III common stock				Number of shares of New Aspiration Class A common stock	% of Total Voting Power	Number of shares of New Aspiration Class A common stock	% of Total Voting Power
Rich McGinn(4)	30,000		*	*
Howard Newman(4)	30,000	(5)	*	*
John McCoy(4)	30,000		*	*
All Directors and Executive Officers of InterPrivate III as a Group (five individuals)	7,076,250		21.9%	21.9%

Five Percent Holders of InterPrivate III:
InterPrivate Acquisition Management III, LLC(1)(2)	6,956,250		21.9%	21.9%

Directors and Executive Officers of New Aspiration After Consummation of the Business Combination:
Andrei Cherny(6)	—		—	—
Rojeh Avanesian(6)	—		—	—
Mike Shuckerow(6)	—		—	—
Deepak Kumar(6)	—		—	—
Cecilia Saez(6)	—		—	—
All Directors and Executive Officers of New Aspiration as a Group ( individuals)	—		—	—

Five Percent Holders of New Aspiration:
[●]	—		—	—
[●]	—		—	—
[●]	—		—	—
[●]	—		—	—

*	Less than one percent.
(1)	The business address of each of these stockholders is c/o InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor New York, NY 10019.
(2)

Interests shown consist of 6,378,750 founder shares, classified as InterPrivate III Class B common stock, and 577,500 shares of InterPrivate III Class A common stock. Concurrently with the Closing, each of the currently issued and outstanding shares of InterPrivate III Class B common stock will automatically convert, on a one-for-one basis, into shares of InterPrivate III Class A common stock in accordance with the terms of the Current Charter. Thereafter, in connection with the Closing, each of the then issued and outstanding shares of InterPrivate III Class A common stock will become shares of New Aspiration Class A common stock.

(3)

InterPrivate Acquisition Management III, LLC is the record holder of the shares reported herein. InterPrivate Capital LLC is the sole managing member of the Sponsor, InterPrivate LLC is the managing member of InterPrivate Capital LLC, and Ahmed Fattouh is the managing member of InterPrivate LLC. Ahmed Fattouh has sole voting and investment discretion with respect to the common stock held of record by the Sponsor.

(4)	Each member of InterPrivate III’s management team is among the members of the Sponsor and may be entitled to distributions of the securities held by the Sponsor.
(5)

These 30,000 founder shares are held directly by Zehm Family LLC, an estate planning vehicle for which Mr. Newman serves as the managing member. Mr. Newman has voting and dispositive power over the securities held directly by Zehm Family LLC.

(6)	The business address of each of these stockholders is c/o Aspiration, Inc., 4551 Glencoe Ave. Ste 300 Marina del Rey, CA 90292.

NEW ASPIRATION MANAGEMENT AFTER THE BUSINESS COMBINATION

Board of Directors and Management after the Business Combination

The following persons are expected to serve as New Aspiration’s executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors, see below.

Name	Age	Position
Executive Officers
Andrei Cherny	46	Chief Executive Officer and Director Nominee
Rojeh Avanesian	49	Chief Financial Officer
Mike Shuckerow	50	Chief Legal Officer and Chief Compliance Officer
Deepak Kumar	56	Chief Administrative Officer
Cecilia Saez	54	Chief People Officer

The following is a biographical summary of the experience of our executive officers and directors:

Andrei Cherny

Andrei Cherny is co-founder of Aspiration, is a board member of Aspiration and has served as its Chief Executive Officer since its founding in 2013. Prior to founding Aspiration, he was Managing Director at Burson-Marsteller from 2011 to 2013 where he provided strategic advice to foundations and corporations. He was also Assistant Arizona Attorney General for fraud and public corruption from 2006 to 2009. Mr. Cherny was co-founder and president of Democracy journal, Lieutenant in the U.S. Navy (reserve), and a White House aide. Mr. Cherny holds a Bachelor in Arts degree from Harvard University and a Juris Doctor degree from the University of California, Berkeley.

Rojeh Avanesian

Rojeh Avanesian has served as Chief Financial Officer of Aspiration since May 2021, leading all aspects of finance and accounting operations for the company. Prior to joining Aspiration, Avanesian served as the Senior Vice President of Finance at Disney from 2020 to 2021, managing financial operations at Disney Streaming Services. Prior to Disney, Mr. Avanesian served as the Chief Financial Officer of Hulu from 2018 to 2020. Mr. Avanesian has also served in various finance and operations roles at Whalerock Industries, PriceGrabber, MyLife Inc., Yahoo! Inc., myCIO.com, 3COM, Hewlett-Packard, and The Clorox Company. Mr. Avanesian holds a Bachelor of Science degree in Finance and Accounting from San Jose State University and a Master of Business Administration from Santa Clara University.

Mike Shuckerow

Mike Shuckerow has served as Chief Legal Officer and Chief Compliance Officer of Aspiration since 2019, Chief Executive Officer for its broker dealer subsidiary Aspiration Financial, LLC, since 2020, and Principal Financial Officer for the Aspiration Redwood Fund since 2020. Since 2016, Mr. Shuckerow has been a Board Adviser to Vestwell, an award-winning Goldman Sachs backed Series-C stage start-up and prior to joining Aspiration also served as Head of Legal and Compliance. From 2014 to 2016 he was with Aretec Group Inc. (f/k/a RCS Capital) where he was appointed Special Regulatory Counsel to the CEO of Aretec, Holding Company for Cetera Financial Group, by the board of directors. Before Aretec, he served as Head of Distribution Compliance globally for Columbia Threadneedle Investments from 2008 to 2014, after joining Columbia and Bank of America as a Senior Vice President. Columbia was sold by Bank of America to Ameriprise Financial during Mr. Shuckerow’s tenure and he went with the transaction, also serving as a Vice President in Ameriprise’s Office of the General Counsel. Prior to Bank of America, from 2005 to 2008, Mr. Shuckerow was at Citigroup as a

Senior Vice President and CCO of a multi-national joint-venture of Citi and State Street Corporation. Preceding, he was at UBS from 2000 to 2005, as a managing Associate General Counsel & First Vice President in the Legal Division. He also served as Deputy CAO of the Investment Consulting Division. Mr. Shuckerow was an Assistant General Counsel at PaineWebber, when acquired by UBS in 2000. Earlier, he spent two years with New York Life’s Office of the General Counsel, after beginning his legal career as a Judicial Clinical Intern to the Hon. Edward R. Karazin at the State of Connecticut Superior Court in 1997. Mr. Shuckerow holds a JD from St. John’s University School of Law, where he was a Senior Board Member of the Moot Court Honor Society and Editor-in-Chief of the St. John’s University School of Law Forum, a BS from Northeastern University and is a graduate of the Harvard Business Analytics Program, a joint program of Harvard Business School, Harvard Faculty of Arts and Sciences and John A. Paulson School of Engineering and Applied Sciences. He is admitted to the bar in New York and Connecticut, is registered in-house counsel in California and holds FINRA Series 7 & 24 securities registrations.

Deepak Kumar

Deepak Kumar has served as Chief Administrative Officer of Aspiration since 2020. Prior to joining Aspiration he served as Vice President of Ameriprise Financial and Chief Operating Officer of Ameriprise Bank, FSB, a wholly owned subsidiary of Ameriprise Financial from 2018 to 2020, where he chaired the Bank Operational Risk Management Committee. From 2017 to 2018 he served as interdependent strategic consultant at SoFi, where he helped develop the company’s broader mortgage strategy and go to market plans. From 2017 to 2018 he also served as interdependent strategic consultant at AssetMark, ApplePie Capital and Hippo where he helped develop plans to acquire a banking charter, manage enterprise risk and business development, respectively. Prior to that, he served as Chief Operating Officer of Sindeo, a mortgage marketplace fintech company, from 2106 to 2017. Mr. Kumar holds a Bachelors in Economics, Commerce at St. Xavier’s College and a Master of Business Administration in Finance from the University of San Francisco.

Cecilia Saez

Cecilia Saez has served as Chief People Officer of Aspiration since February 2021, leading the design and execution of the human capital strategies across human resources operations, talent acquisition, organizational development, performance, compensation, succession, culture, diversity, equity and inclusion. Her career and life mission are focused on equalizing diversity in the workplace and operating sustainably to protect our planet. Prior to joining Aspiration, Mrs. Saez held positions as Chief Human Resources Officer at Integra Beauty from 2020 to 2021, where she was responsible for the recruiting, performance, total compensation, development, communication, and culture across multi-state corporate offices and distribution centers. From 2019 to 2020 she was Head of People at Albert Financial, where she integrated the leadership team, scaled the company from 20 to over 150 employees and was responsible for designing, building and leading all human resources disciplines, including recruiting, culture, performance, compensation, organizational design, employee development, and human resources operations. Prior to that, she was Vice President of Human Resources at TrueCar from 2017 to 2019. She served as key advisor to the executive and management teams and was responsible for establishing centers of excellence focused on talent retention, talent acquisition, succession management and employee development. In her 20-year career span, Mrs. Saez successfully scaled high growth Tech companies, completed M&A arrangements, shaped cultures, solved business crises and managed turnarounds for companies like Patagonia, Washington Mutual/Chase and client portfolios for the Gallup organization. She is dedicated to ensuring that talent, culture, and HR systems are powerful assets, key to executing organizational strategy and business plans. Mrs. Saez received a Bachelor of Arts in Psychology from California State University of Long Beach and a Master of Science in Organizational Behavior and Industrial Psychology from Alliant University.

ASPIRATION’S EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for the Aspiration executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, the “named executive officers” and their positions with Aspiration were as follows:

•	Andrei Cherny, Chief Executive Officer;

•	Mike Shuckerow, Chief Legal Officer; and

•	Nnenna Nnoli, Former Chief Financial Officer.

Following the closing of the Business Combination, Mr. Cherny will serve as Chief Executive Officer of New Aspiration and Mr. Shuckerow will serve as Chief Legal Officer of New Aspiration. Ms. Nnoli concluded her service as Chief Financial Officer and as an employee of Aspiration, effective as of September 18, 2020.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Andrei Cherny	222,346	—	—	—	1,110	223,456
Chief Executive Officer
Mike Shuckerow	308,308	50,000	296,831	—	354	655,493
Chief Legal Officer
Nnenna Nnoli	173,077	—	—	—	510	173,587
Former Chief Financial Officer

(1)	The amount in this column reflects a one-time cash bonus paid to Mr. Shuckerow in 2020 pursuant to his amended offer letter agreement. Mr. Cherny and Ms. Nnoli did not receive a bonus for 2020.
(2)

Amount reflects the aggregate grant date fair market value of stock options to purchase shares of Aspiration common stock granted under the 2015 Plan to the named executive officer during 2020, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. See Note 9 of the audited consolidated financial statements of Aspiration included elsewhere in this proxy statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

(3)	Amounts in this column include the amounts set forth in the table below:

Named Executive Officer	Short-Term Disability Insurance Premiums ($)	Long-Term Disability Insurance Premiums ($)	Life and AD&D Insurance Premiums ($)
Andrei Cherny	371	235	504
Mike Shuckerow	354	—	—
Nnenna Nnoli	510	—	—

2020 Salaries

In 2020, the named executive officers received annual base salaries to compensate them for services rendered to Aspiration. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2020, Mr. Cherny’s annual base salary was $246,000 and Ms. Nnoli’s annual base salary was $300,000. In fiscal year 2020, Aspiration increased Mr. Shuckerow’s annual base salary from $270,000 to $357,500. For fiscal year 2021, Mr. Cherny’s base salary was decreased to $236,000 pursuant to his employment agreement (described more fully below under “Executive Compensation Arrangements”) and Mr. Shuckerow’s annual base salary remained the same.

2020 Bonuses

In fiscal year 2020, Mr. Cherny was eligible to receive a discretionary annual cash bonus (each described more fully below under “Executive Compensation Arrangements”). In fiscal year 2020, Mr. Shuckerow was paid a one-time cash bonus of $50,000. In addition, Mr. Shuckerow was eligible to earn an annual cash bonus targeted at 20% of his base salary based on the attainment of company and individual performance metrics as determined by the chief executive officer in his discretion. Prior to her separation from Aspiration, Ms. Nnoli was eligible to earn an annual bonus comparable to those offered to other senior executives of Aspiration based on achievement of [company and individual performance metrics as determined by the chief executive officer] in his discretion.

Messrs. Cherny and Shuckerow voluntarily waived their eligibility to receive an annual discretionary bonus for 2020. Ms. Nnoli was not eligible to receive an annual bonus in fiscal year 2020 because she separated from Aspiration in September 2020. The actual cash bonuses awarded to each named executive officer for fiscal year 2020 are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Certain of Aspiration’s named executive officers currently hold stock options granted under the 2015 Plan. In 2020, Aspiration granted Mr. Shuckerow stock options as set forth below; Mr. Cherny and Ms. Nnoli were not granted stock options or other stock awards in 2020.

Stock options generally vest and become exercisable over four or five years with 25% or 20%, as applicable, vesting on the first anniversary of the vesting commencement date and the remainder vesting in monthly installments thereafter, subject to continued service through the applicable vesting date.

In connection with the Business Combination, the InterPrivate III Board intends to adopt the Incentive Plan, subject to the approval of its stockholders, in order to facilitate the grant of cash and equity incentives to directors, employees (including the named executive officers) and consultants of New Aspiration, employees of its subsidiaries and other eligible consultants and to enable New Aspiration and certain of its subsidiaries and affiliates to obtain and retain services of these individuals, which is essential to New Aspiration’s long-term success. The Incentive Plan will become effective on the date immediately preceding the closing of the Business Combination. For additional information about the Incentive Plan, please see the section entitled “The Incentive Plan Proposal” in this proxy statement/prospectus.

Other Elements of Compensation

Retirement Plans

In 2020, the named executive officers participated in a 401(k) retirement savings plan maintained by Aspiration. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Aspiration did not make any matching contributions on behalf of its executives in 2020. We anticipate that, following the closing of the Business Combination, Aspiration’s named executive officers will continue to participate in New Aspiration’s 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

Health/Welfare Plans. In 2020, the named executive officers participated in Aspiration health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance;

•	life insurance; and

•	unlimited vacation and paid holidays.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to the named executive officers.

No Tax Gross-Ups

Aspiration does not make gross-up payments to cover the named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by Aspiration.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

				Option Awards
Name	Grant Date		Vesting Commencement date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Andrei Cherny	November 9, 2015		November 9, 2015	534,150	—	—	0.54	November 8, 2025
Mike Shuckerow	November 11, 2020		March 26, 2020	31,937	41,063	—	4.77	November 10, 2030
	November 11, 2020	(2)	March 26, 2020	—	73,520	—	4.77	November 10, 2030
Nnenna Nnoli	—		—	—	—	—	—	—

(1)

Except as otherwise noted, each stock option vests and becomes exercisable as to 25% of the shares underlying the stock option on the one year anniversary of the vesting commencement date and thereafter as to 1/48th of the shares underlying the stock option on each monthly anniversary of the vesting commencement date, subject to continued service through the applicable vesting date. With respect to Mr. Shuckerow’s option, in March 2021, Aspiration amended the vesting schedule such that 25% of the shares underlying the stock option vested and become exercisable on March 26, 2020, and thereafter as to 1/48th of the shares underlying the stock option on each monthly anniversary of such date, subject to continued service through the applicable vesting date.

In addition, upon a “change in control” of Aspiration, the stock option will vest and become exercisable with respect to the number of shares that otherwise would have vested during the 12-month period following such change in control; in addition, if the executive’s employment is terminated by Aspiration without “cause” within six months following the change in control, the option will vest and become exercisable in full. The closing of the Business Combination will not constitute a “change in control” for purposes of these options.

(2)

This stock option award vests and becomes exercisable as to 20% of the shares underlying the stock option on the one year anniversary of the vesting commencement date and thereafter as to 1/60th of the shares underlying the stock option on each monthly anniversary of the vesting commencement date, subject to continued service through the applicable vesting date. Upon a “change in control” of Aspiration, the stock option will vest and become exercisable with respect to the number of shares that otherwise would have vested during the 12-month period following such change in control; in addition, if the executive’s employment is terminated by Aspiration without “cause” within six months following the change in control, the option will vest and become exercisable in full. The closing of the Business Combination will not constitute a “change in control” for purposes of these options.

For a description of the treatment of outstanding stock options to purchase shares of stock in Aspiration in connection with the Business Combination, please see the section entitled, “Interests of Directors and Executive Officers in the Business Combination,” below.

Executive Compensation Arrangements

Andrei Cherny Employment Agreement

On October 1, 2013 Andrei Cherny entered into an employment agreement, which was amended and restated in August 2021, with Aspiration Partners LLC, pursuant to which Mr. Cherny serves as Aspiration’s Chief Executive Officer and as a member of Aspiration’s board of directors. The employment agreement provides for an initial five year term; followed by successive, automatic, one-year renewal terms, unless either party provides at least 60 days advance written notice of such party’s intention not to renew the then-current term.

Pursuant to the employment agreement, Mr. Cherny’s initial base salary was $216,000 per year (in 2020, it was $246,000 and, effective May 10, 2021, it is $236,000); in addition, he is eligible to receive a discretionary annual cash bonus for each calendar year, or portion thereof, of Mr. Cherny’s employment in an amount determined by Aspiration’s board of directors in its discretion, generally subject to Mr. Cherny’s employment on the applicable payment date. In addition, Mr. Cherny is eligible to participate in the health and welfare benefit plans and programs maintained by Aspiration for the benefit of its employees and will accrue 15 days of vacation each year in accordance with Aspiration’s vacation policy.

Under the employment agreement, if Mr. Cherny’s employment is terminated other than by Aspiration for “cause” or by reason of his resignation without “good reason” (each as defined in his employment agreement), then, in addition to accrued benefits, Mr. Cherny will be entitled to payment of the base salary for the remainder of the then-current term.

In addition, under the employment agreement, if Mr. Cherny’s employment is terminated by reason of non-renewal of the term by Aspiration, then Mr. Cherny will be entitled to payment of his base salary for a period of 15 months following the end of the then-current term of the employment agreement, paid in the same manner as such payments were previously paid.

Under the employment agreement, if Mr. Cherny’s employment is terminated due to his resignation for good reason, in lieu of the termination payments described above, in addition to accrued benefits, Mr. Cherny will be entitled to payment of 125% of his base salary for the 12-month period preceding the termination date, payable in a lump sum no later than December 31 of the calendar year in which the termination date occurs.

Mr. Cherny’s employment agreement contains customary confidentiality, non-competition, non-solicitation and intellectual property assignment provisions.

Mike Shuckerow Offer Letter Agreement

Aspiration has entered into an offer letter with Mr. Shuckerow dated September 7, 2019, as amended April 2, 2020 and March 15, 2021, pursuant to which Mr. Shuckerow serves as Aspiration’s Chief Legal Officer. Mr. Shuckerow’s employment pursuant to the offer letter is “at-will” and is terminable by either party for any reason and with or without notice.

Pursuant to the offer letter, Mr. Shuckerow was entitled to an initial base salary of $270,000 (effective March 26, 2020 it was increased to $357,500); in addition, Mr. Shuckerow is eligible to receive an annual bonus initially targeted at 25% of his base salary (effective March 26, 2020 Mr. Shuckerow’s annual bonus was targeted at 20% of his base salary), to be paid based on achievement of individual and company performance goals, subject to his continued employment with Aspiration on the applicable payment date. In connection with the commencement of his employment with Aspiration, in 2019 Mr. Shuckerow was paid $15,000 to assist with his relocation, subject to repayment in the event of his termination by Aspiration for cause or his voluntary resignation prior to June 30, 2020. Pursuant to his amended offer letter, Mr. Shuckerow was paid a one-time cash bonus of $50,000, subject to pro-rata repayment in the event of his termination by Aspiration for cause or his voluntary resignation prior to March 26, 2021. In addition, pursuant to the March 15, 2021 amendment to his offer letter, Mr. Shuckerow was entitled to a one-time cash payment of $40,000 for certain additional services provided to Aspiration.

Pursuant to his amended offer letter, (i) Mr. Shuckerow was granted a stock option covering 73,520 shares of Aspiration common stock, which vests as to 20% of the shares subject thereto on March 26, 2020 and thereafter as to 1/48th of the remaining shares subject thereto on each of the next 48 monthly anniversaries of March 26, 2020, subject to his continued employment through the applicable vesting date and (ii) a stock option covering 73,000 shares of Aspiration common stock previously granted to Mr. Shuckerow was amended to provide that it vests as to 25% of the shares subject to thereto on March 26, 2020 and thereafter as to 1/36th of the remaining shares subject thereto on each of the next 36 monthly anniversaries of March 26, 2020. Pursuant to the March 15, 2021 amendment to his offer letter, Aspiration agreed to grant Mr. Shuckerow a third grant of stock options covering 78,480 shares of Aspiration common stock. In April 2021, Aspiration approved a fourth grant to Mr. Shuckerow of 10,000 additional options later documented in an amendment dated November 2, 2021. Mr. Shuckerow was delivered stock options covering these two grants in an 88,480 share block in April 2021 in satisfaction of the arrangements. In addition, Mr. Shuckerow is eligible to participate in the health and welfare benefit plans and programs maintained by Aspiration for the benefit of its employees.

Under the offer letter, if Mr. Shuckerow’s employment is terminated by reason of a layoff prior to March 26, 2023, Mr. Shuckerow will be entitled to severance payments equal to four months’ base salary.

In connection with the commencement of his employment with Aspiration, Mr. Shuckerow executed a restrictive covenant agreement containing customary confidentiality, non-solicitation and intellectual property assignment provisions.

Equity Incentive Plans

2015 Equity Incentive Plan

Aspiration maintains the 2015 Plan, which was amended on July 8, 2016; December 8, 2016; March 13, 2018; August 29, 2019; and May 6, 2021. The material terms of the 2015 Plan are summarized below.

Termination

Following the effectiveness of the Incentive Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan. However, any outstanding awards granted under the 2015 Plan will remain outstanding, subject to the terms of the 2015 Plan and applicable award agreement. Shares of Aspiration common stock subject to awards granted under the 2015 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the Incentive Plan, will become available for issuance under the Incentive Plan.

Eligibility and Administration

The 2015 Plan provides for the grant of incentive stock options (or ISOs), nonqualified stock options (or NSOs), restricted stock and restricted stock units to employees, non-employee directors, consultants and other service providers of Aspiration and its affiliates. ISOs may only be granted to Aspiration employees or employees of Aspiration’s subsidiaries. The 2015 Plan is administered by Aspiration’s board of directors or a subcommittee thereof (in either case, the “plan administrator”). Subject to the provisions of the 2015 Plan, the plan administrator has the authority to grant awards under the 2015 Plan and establish the terms of such awards, adopt, alter and repeal administrative rules, guidelines and practices under the 2015 Plan, interpret the terms and provisions of the 2015 Plan and otherwise supervise the administration of the 2015 Plan.

Limitation on Awards and Shares Available

An aggregate of 14,070,475 shares of Aspiration common stock have been authorized for issuance under the 2015 Plan. The shares offered under the 2015 Plan are authorized and unissued shares, whether or not previously issued and subsequently reacquired. In the event that an outstanding award expires, terminates or is canceled or forfeited for any reason, the shares allocable to the unexercised or otherwise canceled or forfeited portion of such award will again become available for issuance under the 2015 Plan. Shares withheld in satisfaction of applicable tax withholding obligations or received in satisfaction of the exercise price payable upon exercise of an option will also again become available for issuance under the 2015 Plan.

Awards

The 2015 Plan provides for the grant of ISOs, NSOs, restricted stock and restricted stock units, however only stock options are outstanding under the 2015 Plan. All outstanding awards under the 2015 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of awards of ISOs and NSOs follows.

Awards of stock options provide for the purchase of shares of Aspiration common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

Certain Transactions

In the event of an increase or decrease in the number of issued shares of Aspiration common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Aspiration’s common stock, or any other increase or decrease in the number of issued shares of Aspiration common stock effected without receipt of consideration by Aspiration (provided that the conversion of any convertible securities will not be deemed to have been “effected without receipt of consideration”), the plan administrator will make proportional adjustments to the 2015 Plan and outstanding awards. In the event of a “change in control” (as defined below), the plan administrator has discretion to, contingent upon the occurrence of such change in control, among other things: (i) provide for the cancellation of any outstanding option awards in consideration for cash (or other property) equal to the excess of the fair market value per share on the date of the change in control over the exercise price of each award (if applicable) multiplied by the number of shares subject to the award, (ii) provide that any or all outstanding option awards become immediately vested and exercisable in whole or in part, (iii) provide that outstanding awards be substituted by the successor or survivor corporation, or (iv) cause any or all outstanding and unvested stock options to be cancelled without consideration.

“Change in control” is generally defined in the 2015 Plan with respect to any entity as: (i) the sale, transfer, assignment or other disposition (including by merger or consolidation, but excluding any sales by stockholders made as part of an underwritten public offering of common stock) by the company’s stockholders of more than 50% of the voting power represented by the then outstanding capital stock of the company, (ii) the sale of all or substantially all of the company’s assets (other than a transfer of financial assets made in the ordinary course of business for the purpose of securitization), or (iii) the liquidation, dissolution or winding up of the entity.

Non-Employee Director Compensation

In 2020, three non-employee directors of Aspiration, Mary Dent, Benjamin Jealous and Joseph Sanberg, received compensation for services on Aspiration’s board of directors, as reflected in the table below. None of Aspiration’s other non-employee directors received compensation from Aspiration for their services on the board in 2020.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Ibrahim AlHusseini	—	—	—
Mary Dent	$25,000	$169,370	$194,370
Ben Jealous	$12,500	—	$12,500
Nate Redmond	—	—	—
Joseph Sanberg	—	$1,670,312	$1,670,312

(1)

Amounts reflect the aggregate grant date fair market value, computed in accordance with ASC 718, of (i) the fully vested stock option to purchase 641,026 shares of Aspiration common stock granted under the 2015 Plan to Mr. Sanberg on November 3, 2020, and (ii) the stock option to purchase 65,000 shares of Aspiration common stock granted under the 2015 Plan to Ms. Dent on November 3, 2020, which vests as to 25% of the shares subject thereto on the first anniversary of June 29, 2020 and thereafter as to 1/48th on each monthly anniversary of June 29, 2020, subject to continued service through the applicable vesting date. See Note 9 of the audited consolidated financial statements of Aspiration included elsewhere in this proxy statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

(2)

The aggregate number of option awards (whether exercisable or unexercisable) held as of December 31, 2020 by Mr. AlHusseini, Ms. Dent and Mr. Sanberg is [        ], [        ] and [        ], respectively. None of our other non-employee directors held outstanding options as of December 31, 2020.

We intend to approve and implement a compensation program for our non-employee directors who are not affiliated with Aspiration that consists of annual retainer fees and long-term equity awards. The program is expected to provide directors with a [        ], subject to continued service on our board of directors. Each [        ] is expected to be denominated as a [        ]. In addition, each non-employee director is expected to receive an annual cash retainer for his or her services in an amount equal to $[        ] and an annual equity award in a denominated dollar value equal to $[        ].

Interests of Directors and Executive Officers in the Business Combination

Aspiration’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of InterPrivate III’s shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

Treatment of Aspiration Equity Awards in the Business Combination

As described below, certain of Aspiration’s directors and executive officers hold outstanding equity awards under the 2015 Plan. The Merger Agreement provides that each Aspiration option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the First Effective Time will be assumed by New Aspiration and converted into a comparable option to purchase shares of New Aspiration Class A common stock (each a “Converted Option”), based upon the option exchange ratio. Each Converted Option will otherwise be subject to the same terms and conditions as applied to the underlying Aspiration option immediately prior to the First Effective Time. In addition, each holder of a vested Converted Option as of immediately following the First Effective Time will be entitled to its Earn Out Pro Rata Share of any Earn Out Shares in Converted Options exercisable for shares of New Aspiration Class A common stock if a Triggering Event occurs.

Option Awards Under the 2015 Plan

The following table sets forth, for each of Aspiration’s directors and executive officers, the number of shares of common stock subject to vested and unvested Aspiration options held by the executive officer as of [●], 2021, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Aspiration options shown in the table may vest prior to the Closing Date. Any executive officers and/or directors who served since the beginning of 2020 do not continue to hold outstanding Aspiration equity awards, and therefore are not included in the table below.

Name	Vested Aspiration options		Unvested Aspiration options
Executive Officers
Andrei Cherny	[	]	[	]
Mike Shuckerow	[	]	[	]
Rojeh Avanesian	[	]	[	]
Deepak Kumar	[	]	[	]
Cecilia Saez	[	]	[	]

Directors
Ibrahim AlHusseini	[	]	[	]
Ben Jealous	[	]	[	]
Joseph Sanberg	[	]	[	]

Severance Arrangements

In addition to the employment arrangements with certain of Aspiration’s named executive officers, Aspiration has previously entered into offer letter agreements with certain of its other executives, which provide for (among other things) certain severance payments in connection with a qualifying termination of employment. For a description of the severance payments that Aspiration’s named executive officers are eligible to receive on qualifying terminations of employment, see the section entitled, “Executive Compensation Arrangements” above.

Under the offer letters between Aspiration and each of Rojeh Avenesian, Deepak Kumar, and Cecilia Saez, upon a termination of the applicable executive’s employment by Aspiration for any reason other than “cause” (as defined in the applicable offer letter), each executive is eligible to receive, subject to his or her timely execution and non-revocation of a separation and general release agreement, severance payments equal to six months’ annual base salary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

InterPrivate III

Founder Shares and Private Placement Warrants

On January 13, 20221, our Sponsor purchased an aggregate of 5,750,000 founder shares in exchange for a capital contribution of $25,000, or approximately $0.004 per share. Simultaneously with the consummation of the IPO, InterPrivate III completed the private sale of an aggregate of 692,500 private placement units to the Sponsor and EarlyBird at a purchase price of $10.00 per unit, generating gross proceeds to InterPrivate III of $6,925,000. Each private placement unit includes one-fifth of one warrant, and each whole warrant entitles the holder to purchase one share of InterPrivate III Class A common stock at $11.50 per share. The warrants included in the private placement units (including the InterPrivate III Class A common stock issuable upon exercise of the such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.

Administrative Services

InterPrivate III currently utilizes office space at 1350 Avenue of the Americas, 2nd Floor New York, NY 10019. Commencing upon the consummation of its IPO, InterPrivate III pays the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of InterPrivate III’s initial business combination or liquidation, it will cease paying these monthly fees.

Related Party Loans

InterPrivate III’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on InterPrivate III’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. InterPrivate III’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, InterPrivate III’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan InterPrivate III funds as may be required on a non-interest basis. If InterPrivate III completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, InterPrivate III may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. The warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Registration Rights

The holders of the founder shares, private placement warrants, shares of InterPrivate III Class A common stock issuable upon conversion of the founder shares, private placement warrants or working capital loans are entitled to registration rights under InterPrivate III’s existing registration rights agreement (the “Existing Registration Rights Agreement”). Under the terms of the Existing Registration Rights Agreement, these holders are entitled to make up to three demands, excluding short form registration demands, that InterPrivate III register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by InterPrivate III. InterPrivate III will bear the expenses incurred in connection with the filing of any such registration statements.

Upon the Closing, we will enter into the Registration Rights Agreement pursuant to which our Sponsor and certain former stockholders of Aspiration will be granted registration rights with respect to shares of New

Aspiration Class A common stock issued to them in connection with the Business Combination. The Existing Registration Rights Agreement will terminate upon execution of the Registration Rights Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with InterPrivate III and Aspiration pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination or other proposals that would impede or frustrate the Business Combination, to comply with the Merger Agreement’s prohibition on soliciting any alternative business combination transaction, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

In addition, InterPrivate III and the Sponsor agreed that beginning on the effective date of the Merger Agreement until the earlier of (a) the First Effective Time, (b) such date and time as the Merger Agreement may be terminated in accordance with its terms, and (c) the liquidation of InterPrivate III, our Sponsor will not (i) sell, assign, transfer (including by operation of law), create any lien or pledge, dispose of or otherwise encumber any of the Covered Shares (as defined in the Sponsor Support Agreement) or otherwise agree to do any of the foregoing (each a “Transfer”), (ii) deposit any of the Covered Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with the Sponsor Support Agreement or (iii) enter into any contract, option or other arrangement or undertaking requiring the direct acquisition or sale, assignment, transfer or other disposition of any of the Covered Shares; provided, that our Sponsor may Transfer or agree to Transfer any of the Covered Shares (A) to any of its direct or indirect partners, members or equityholders or any of their respective affiliates, and (B) to any of our Sponsor’s officers or directors, any affiliate or any family member of any of our Sponsor’s officers or directors, and to any employees of such affiliates, so long as such transferee signs a joinder to the Sponsor Support Agreement and agrees to be bound by its terms.

Aspiration

Equity Financings

Between 2013 and July 2021, Aspiration sold to related persons Aspiration common stock, Aspiration Series A preferred stock, Aspiration Series B-1 preferred stock, Aspiration Series B-3 preferred stock, Aspiration Series B-4 preferred stock, Aspiration Series C-1 preferred stock, Aspiration Series C-2 preferred stock, Aspiration Series C-3 preferred stock, Aspiration Series Seed preferred stock and Aspiration warrants. The following table summarizes the purchases of such Aspiration capital stock and Aspiration warrants from Aspiration by such related persons:

		Series(1)
Name	Common Stock	A	B-1	B-3	B-4	C-1	C-2	C-3	Seed	Warrants
Entities affiliated with AGO(2)	98,942	959,340	425,399	151,520	—	1,560,233	56,960	621,144	564,000	970,502
Entities affiliated with Alpha Edison(3)	1,660,100	—	1,417,998	—	—	220,330	1,420,975	625,613	—	2,371,794
Apogee Pacific LLC(4)	—	—	—	—	—	100,000	—	1,350	—	—
BPCCInc., LLC(5)	9,165,000	5,400	1,417	—	—	194,624	—	—	30,000	—
In Loving Memory of Bruce, LLC(6)	—	1,331,790	283,599	—	648,780	3,051,859	—	—	5,596,500	534,187

		Series(1)
Name	Common Stock	A	B-1	B-3	B-4	C-1	C-2	C-3	Seed	Warrants
PT Aspiration Partners Trust(7)	—	—	—	—	—	—	211,122	—	—	—
RJB Partners LLC(8)	2,985,000	—	—	—	—	49,383	—	—	—	—
Entities affiliated with Social Impact Finance(9)	—	—	2,575,447	37,886	—	—	743,471	494,865	—	1,409,031

(1)

The purchase price per series is as follows: (i) Aspiration Series A preferred stock: $1.85 per share, (ii), Aspiration Series B-1 preferred stock: $7.05 per share, (iii) Aspiration Series B-3 preferred stock: $2.73 per share, (iv) Aspiration Series B-4 preferred stock: $3.17 per share, (v) Aspiration Series C-1 preferred stock: $13.62 per share, (vi) Aspiration Series C-2 preferred stock: $9.08 per share, (vii) Aspiration Series C-3 preferred stock: $11.57 per share and (viii) Aspiration Series Seed preferred stock: $0.33 per share.

(2)

Joseph Sanberg is a member of Aspiration’s board of directors and managing member of the general partner of each of the entities affiliated with AGO, LP (“AGO”). Entities affiliated with AGO hold more than 5% of Aspiration’s capital stock prior to the Business Combination.

(3)

Nathan Redmond is a member of Aspiration’s board of directors and co-founder and managing partner of Alpha Edison L.P (“Alpha Edison”). Entities affiliated with Alpha Edison hold more than 5% of Aspiration’s capital stock prior to the Business Combination.

(4)	Joseph Sanberg is a member of Aspiration’s board of directors and the managing member of Apogee Pacific LLC (“Apogee”).
(5)

Andrei Cherny is Aspiration’s Chief Executive Officer and a member of Aspiration’s board of directors, and he controls BPCCInc., LLC (“BPCCInc.”). BPCCInc. holds more than 5% of Aspiration’s capital stock prior to the Business Combination.

(6)

Joseph Sanberg is a member of Aspiration’s board of directors and the sole member of In Loving Memory of Bruce, LLC (“In Loving Memory of Bruce”). In Loving Memory of Bruce holds more than 5% of Aspiration’s capital stock prior to the Business Combination.

(7)	Joseph Sanberg is a member of Aspiration’s board of directors and the managing member of the trustee of PT Aspiration Partners Trust.
(8)

Joseph Sanberg is a member of Aspiration’s board of directors and managing member of RJB Partners LLC (“RJB Partners”). RJB Partners holds more than 5% of Aspiration’s capital stock prior to the Business Combination.

(9)

Ibrahim AlHusseini is a member of Aspiration’s board of directors and co-founder and managing partner of Social Impact Finance, LLC (“Social Impact Finance”). Entities affiliated with Social Impact Finance hold more than 5% of Aspiration’s capital stock prior to the Business Combination.

Investors’ Rights Agreement

Aspiration is party to the Fourth Amended and Restated Investors’ Rights Agreement, dated as of September 14, 2021, which grants registration rights and information rights, among other things, to certain holders of its capital stock, including (i) BPCCInc., which currently holds more than 5% of Aspiration’s capital stock and is affiliated with Andrei Cherny, Aspiration’s Chief Executive Officer and an Aspiration director, (ii) In Loving Memory of Bruce, RJB Partners and entities affiliated with AGO, each of which currently holds more than 5% of Aspiration’s capital stock, and Apogee and PT Aspiration Partners Trust, all of which are affiliated with Joseph Sanberg, an Aspiration director, (iii) entities affiliated with Alpha Edison, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Nate Redmond, an Aspiration director, and (iv) entities affiliated with Social Impact Finance, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Ibrahim AlHusseini, an Aspiration director. This agreement will terminate upon the Closing.

Right of First Refusal and Co-Sale Agreement

Aspiration is party to the Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 14, 2021, which grants the right to purchase shares of Aspiration capital stock which certain other stockholders propose to sell to other parties to, among others, (i) BPCCInc., which currently holds more than 5% of Aspiration’s capital stock and is affiliated with Andrei Cherny, Aspiration’s Chief Executive Officer and an Aspiration director, (ii) In Loving Memory of Bruce, RJB Partners and entities affiliated with AGO, each of which currently holds more than 5% of Aspiration’s capital stock, and Apogee and PT Aspiration Partners Trust, all of which are affiliated with Joseph Sanberg, an Aspiration director, (iii) entities affiliated with Alpha Edison, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Nate Redmond, an Aspiration director, and (iv) entities affiliated with Social Impact Finance, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Ibrahim AlHusseini, an Aspiration director. This agreement will terminate upon the Closing.

Voting Agreement

Aspiration is party to the Fourth Amended and Restated Voting Agreement, dated as of September 14, 2021, which sets forth the agreement that certain holders of its capital stock, including (i) BPCCInc., which currently holds more than 5% of Aspiration’s capital stock and is affiliated with Andrei Cherny, Aspiration’s Chief Executive Officer and an Aspiration director, (ii) In Loving Memory of Bruce, RJB Partners and entities affiliated with AGO, each of which currently holds more than 5% of Aspiration’s capital stock, and Apogee and PT Aspiration Partners Trust, all of which are affiliated with Joseph Sanberg, an Aspiration director, (iii) entities affiliated with Alpha Edison, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Nate Redmond, an Aspiration director, and (iv) entities affiliated with Social Impact Finance, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Ibrahim AlHusseini, an Aspiration director, make with respect to elections of directors and how shares of Aspiration’s capital stock held by them will be voted on, or tendered, in connection with, an acquisition of Aspiration. This agreement will terminate upon the Closing.

PIPE Investment

Certain PIPE Investors related to InterPrivate III and Aspiration have entered into Subscription Agreements with InterPrivate III, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 20,000,000 shares of InterPrivate III Class A common stock at a purchase price of $10.00 per share for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement). In addition, if during the Adjustment Period, the Adjustment Period VWAP is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, Additional Shares equal to the product of (x) the number of Committed Shares issued to a PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (i) the aggregate purchase price paid by all PIPE Investors and (ii) the purchase price of any additional securities of Aspiration purchased by an accredited investor in a private placement prior to the Closing)). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of Aspiration common stock as of immediately prior to the First Effective Time such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

The PIPE Investment is expected to close immediately prior to the Closing. In connection with the Closing, all of the issued and outstanding shares of InterPrivate III Class A common stock, including the shares of InterPrivate III Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Aspiration common stock.

Such PIPE Investors participating in the PIPE Investment include an entity affiliated with AGO and RJB Partners, each of which holds more than 5% of Aspiration’s capital stock and is affiliated with Joseph Sanberg, an Aspiration director.

Company Support Agreement

In connection with the execution of the Merger Agreement, Aspiration and certain Aspiration Stockholders entered into the Company Support Agreement with InterPrivate III, whereby such Aspiration Stockholders representing the requisite vote required to adopt the Merger Agreement and approve the Business Combination, including (i) BPCCInc., which currently holds more than 5% of Aspiration’s capital stock and is affiliated with Andrei Cherny, Aspiration’s Chief Executive Officer and an Aspiration director, (ii) In Loving Memory of Bruce, RJB Partners and entities affiliated with AGO, each of which currently holds more than 5% of Aspiration’s capital stock, and Apogee and PT Aspiration Partners Trust, all of which are affiliated with Joseph Sanberg, an Aspiration director, (iii) entities affiliated with Alpha Edison, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Nate Redmond, an Aspiration director and (iv) entities affiliated with Social Impact Finance, which currently hold more than 5% of Aspiration’s capital stock and are affiliated with Ibrahim AlHusseini, an Aspiration director, agreed, among other things, to vote (whether pursuant to a duly convened meeting of Aspiration’s stockholders or pursuant to an action by written consent) in favor of the adoption and approval of the Business Combination and any of the documents and transactions contemplated by the Merger Agreement following the time at which the Registration Statement shall have been declared effective under the Securities Act, and delivered or otherwise made available to the Aspiration Stockholders. Additionally, such Aspiration Stockholders agreed to not transfer any securities of Aspiration held by such stockholder from the date of execution of the Company Support Agreement until the earlier of the Closing and the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, and to not solicit any Aspiration Business Combination, in each case, subject to the terms and conditions of the Company Support Agreement.

Additionally, pursuant to the Amended & Restated Bylaws, holders of a substantial majority of New Aspiration Class A common stock will not be permitted to transfer their shares until the date that is 180 days after the Closing Date, subject to certain exceptions. For more information, please see the section entitled “Description of New Aspiration Securities—Authorized and Outstanding Capital Stock—New Aspiration Common Stock—Lock-Up Restrictions.”

Stockholders’ Agreement

The Merger Agreement contemplates that, at the Closing, New Aspiration will enter into the Stockholders’ Agreement, a copy of which is attached to this proxy statement/prospectus as Annex H, with the Stockholder Parties, providing for certain governance and director nomination rights with respect to New Aspiration. Pursuant to the Stockholders Agreement, New Aspiration and the Stockholder Parties will agree to take all necessary action to cause the board to be comprised of [•] as of the Closing. Pursuant to the Stockholders’ Agreement, until the Sunset Date applicable to the Cherny Holders, Mr. Cherny shall have the right to nominate, and the New Aspiration Board and the Stockholder Parties will appoint and vote for one member of the New Aspiration Board (the “Cherny Designee”). Additionally, until the Sunset Date applicable to the Sanberg Holders, Mr. Sanberg shall have the right to nominate, and the New Aspiration Board and the Stockholder Parties will appoint and vote for one member of the New Aspiration Board (the “Sanberg Designee” and together with the Cherny Designee, the “Stockholder Designees” and individually, a “Stockholder Designee”). At the Closing, the Cherny Designee and Sanberg Designee shall initially be Mr. Cherny and                , respectively.

Each Stockholder Party, to the extent not prohibited by the Proposed Charter, will vote all of the voting shares held by such Stockholder Party in such manner as may be necessary to elect and/or maintain in office as members of the New Aspiration Board those individuals designated in accordance with the Stockholders’ Agreement and to otherwise effect the intent of the provisions of the Stockholders’ Agreement. Each Stockholder Party further agrees until the Sunset Date (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its voting shares, whether at any annual or special meeting, by written consent or otherwise, so as to vote its voting shares on all matters submitted to the stockholders of New Aspiration in accordance with the recommendation of the New Aspiration Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any Person in respect of such party’s New Aspiration equity securities that would prohibit such party from casting such votes in accordance with clause (i). The Stockholders’ Agreement contains certain requirements applicable to each Stockholder Designee that are intended to maintain, following the Closing, New Aspiration’s compliance with the rules and regulations promulgated by the SEC and                .

Registration Rights Agreement

In connection with the Closing, New Aspiration will enter into the Registration Rights Agreement with certain Aspiration Stockholders, the Sponsor, certain InterPrivate III Stockholders and EarlyBird. Pursuant to the Registration Rights Agreement, New Aspiration will be required to register for resale securities held by the stockholders party thereto. The Registration Rights Agreement provides that (a) the existing InterPrivate III Stockholders (other than EarlyBird) party thereto can demand up to two underwritten offerings, (b) the former holders of Aspiration securities party thereto can demand up to two underwritten offerings and (c) EarlyBird can demand one underwritten offering, in each case in any 12-month period, and such stockholders will also be entitled to certain piggyback registration rights. New Aspiration will bear certain expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

Aspiration Impact Foundation

Aspiration donates 10% of its revenue from PWIF to Aspiration Impact Foundation, Inc. (“Aspiration Impact Foundation”), a related party via common control persons and overlapping board representation. Total charitable contributions made to Aspiration Impact Foundation are redistributed to charities aligned with Aspiration’s mission. During the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, contributions to Aspiration Impact Foundation were $269,945, $245,002, $186,334 and $136,851, respectively. Subsequent to June 30, 2021, Aspiration contributed an additional $160,780 to the Aspiration Impact Foundation.

RJB Partners Advisory Agreements

Aspiration entered into various advisory agreements for professional services with RJB Partners, an entity for which Joseph Sanberg is the managing member. Mr. Sanberg is a member of Aspiration’s board of directors. During the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, Aspiration paid RJB Partners $0, $664,975, $436,500 and $147,000, respectively. Subsequent to June 30, 2021, Aspiration paid RJB Partners $3,106,944 for consulting services.

Reforestation Revenue

During the year ended December 31, 2020, Aspiration recorded reforestation revenue in the amount of $248,766 for the purchase of trees by Joseph Sanberg, who is a member of Aspiration’s board of directors.

PT Aspiration Partners Trust

During the year ended December 31, 2020, Aspiration issued 211,122 shares of Aspiration Series C-2 preferred stock to PT Aspiration Partners Trust, an entity affiliated with Joseph Sanberg, an Aspiration director.

The shares were issued for consulting services related to Aspiration’s ESG business in lieu of a cash payment obligation to RJB Partners. The agreed value for the services provided was $1,410,101.

Apogee Promissory Notes

During the six months ended June 30, 2021, a series of separate promissory notes were executed during the period to Apogee, an entity affiliated with Joseph Sanberg, who is a member of Aspiration’s board of directors, for Apogee’s purchases of Aspiration Series C-1 preferred stock. Each note bears interest at a rate of 6% per annum which will be paid-in-kind each month in addition to the principal amount of the promissory note due at maturity. Below is a summary of these notes:

Loan Date	Term	Principal	Interest(1)	Total
1/06/2021	36 months	$462,518	$13,875	$476,393
1/28/2021	36 months	432,391	10,732	443,123
2/18/2021	36 months	480,812	9,616	490,428
3/30/2021	36 months	483,724	7,256	490,980
4/30/2021	36 months	458,468	4,585	463,053

	Total	$2,317,913	$46,064	$2,363,977

(1)	Reflects accrued interest as of June 30, 2021.

During the year ended December 31, 2020, a series of separate promissory notes were executed during the period to Apogee for Apogee’s purchases of Aspiration Series C-1 preferred stock. Each note bears interest at a rate of 6% per annum which will be paid-in-kind each month in addition to the principal amount of the promissory note due at maturity. Below is a summary of these notes:

Loan Date	Term	Principal	Interest(1)	Total
3/17/2020	36 months	$7,090,000	$337,299	$7,427,299
4/302020	36 months	413,176	16,640	429,816
5/31/20	36 months	429,290	15,102	444,392
6/30/2020	36 months	427,423	12,985	440,408
7/31/2020	36 months	417,707	10,797	428,504
8/31/2020	36 months	380,498	8,609	389,107
11/20/2020	36 months	483,197	2,885	486,082

	Total	$9,641,291	$404,317	$10,045,608

(1)	Reflects accrued interest as of December 31, 2020.

Senior Secured Promissory Notes

On July 23, 2021 Aspiration entered into promissory notes with entities affiliated with AGO. $2,750,000 principal amount of the notes accrue interest at a rate of 8.0% per annum and mature in January 2026, and $1,205,000 principal amount of the notes accrue interest at a rate of 12.0% per annum and mature in January 2022. Joseph Sanberg is a member of Aspiration’s board of directors and managing member of the general partner of each of the entities affiliated with AGO. Entities affiliated with AGO hold more than 5% of Aspiration’s capital stock prior to the Business Combination. For additional information, see the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations of Aspiration—Recent Developments—Senior Secured Promissory Notes.”

Indemnification Agreements

Aspiration has entered into indemnification agreements with each of its officers and directors and purchased directors’ and officers’ liability insurance. The indemnification agreements, Aspiration’s amended and restated

certificate of incorporation, as amended, and its bylaws, as amended and currently in effect, require Aspiration to indemnify its directors and officers to the fullest extent permitted under Delaware law.

The Proposed Charter, which will be effective upon the completion of the Business Combination, will contain provisions limiting the liability of directors, and the Amended & Restated Bylaws, which will be effective upon the completion of the Business Combination, will provide that New Aspiration will indemnify each of its directors to the fullest extent permitted under Delaware law. The Proposed Charter and the Amended & Restated Bylaws will also provide the New Aspiration Board with discretion to indemnify officers and employees when determined appropriate by the New Aspiration Board.

New Aspiration intends to enter into indemnification agreements with each of its directors and executive officers. The indemnification agreements will provide that New Aspiration will indemnify each of its directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of Aspiration’s directors or executive officers, to the fullest extent permitted by Delaware law, the Proposed Charter and the Amended & Restated Bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, New Aspiration will advance all expenses incurred by its directors and executive officers with a legal proceeding involving his or her status as a director or executive officer.

Executive Officer and Director Compensation Arrangements

See the section entitled “Executive Compensation” for information regarding compensation arrangements with the executive officers and directors of Aspiration, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.

Restated Registration Rights Agreement

In connection with the Business Combination, certain stockholders will enter into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, New Aspiration will be obligated to file a resale shelf registration statement on behalf of the stockholder parties within 30 calendar days after the Closing. The Registration Rights Agreement will also provide the parties thereto with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions. In addition, subject to certain exceptions, each party to the Registration Rights Agreement will agree for a period of time not to transfer or dispose of New Aspiration common stock.

Indemnification Agreements

We intend to enter into indemnification agreements with New Aspiration directors and executive officers. The indemnification agreements, the Proposed Charter and the Amended & Restated Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Description of New Aspiration Securities—Limitations on Liability and Indemnification of Officers and Directors” for additional information.

Related Person Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the New Aspiration Board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Aspiration or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” is:

•	any person who is, or at any time during the applicable period was, one of New Aspiration’s executive officers or a member of New Aspiration’s Board;

•	any person who is known by New Aspiration to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New Aspiration will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related person transactions.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the New Aspiration Class A common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of InterPrivate III Financial Partners Inc. as of January 13, 2021, and for the period from January 1, 2021 through January 13, 2021, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of InterPrivate III Financial Partners Inc. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Aspiration Partners, Inc. and subsidiaries as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, InterPrivate III and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, InterPrivate III will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that InterPrivate III deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify InterPrivate III of their requests by calling or writing InterPrivate III at its principal executive offices 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations of the Business Combination for U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of InterPrivate III Class A common stock that elect to have their InterPrivate III Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to InterPrivate III Class A common stock that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of tax accounting;

•	persons holding InterPrivate III Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons that directly, indirectly or constructively own five percent or more (by vote or value) of InterPrivate III Class A common stock;

•

persons who received their shares of InterPrivate III Class A common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	the Sponsor or its affiliates, officers or directors;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes; and

•	tax-exempt entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds InterPrivate III Class A common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Adoption of the Proposed Charter

Holders of InterPrivate III Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Aspiration Class A common stock after the adoption of the Proposed Charter as that holder has in the corresponding InterPrivate III Class A common stock immediately prior to the adoption of the Proposed Charter, and such holder’s holding period in the New Aspiration Class A common stock would include the holder’s holding period in the corresponding InterPrivate III Class A common stock. Although the matter is not entirely clear, this discussion assumes, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of InterPrivate III Class A common stock for New Aspiration Class A common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of InterPrivate III Class A Common Stock

In the event that a holder’s shares of InterPrivate III Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of InterPrivate III Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of InterPrivate III Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to U.S. Holders—Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to Non-U.S. Holders—Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock.” If the redemption does not qualify as a sale of shares of InterPrivate III Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to U.S. Holders—Taxation of Redemption Treated as a Distribution” and the tax consequences to a Non-U.S. holder described below under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to Non-U.S. Holders—Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of InterPrivate III Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants, any of our stock that a holder would directly or indirectly acquire pursuant to the

Business Combination or the PIPE Investment) and stock owned by certain entities or individuals related to the redeemed holder relative to all of our shares outstanding both before and after the redemption. The redemption of InterPrivate III Class A common stock generally will be treated as a sale of InterPrivate III Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include InterPrivate III Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the PIPE Investment generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of InterPrivate III Class A common stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of InterPrivate III Class A common stock and the InterPrivate III Class A common stock to be issued pursuant to the Business Combination or the PIPE Investment). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of InterPrivate III Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of InterPrivate III Class A common stock will be treated as a corporate distribution to the redeemed holder, the tax effects to such a U.S. holder will be as described below under the section entitled “Treatment of Redemption of InterPrivate III Class A Common Stock to U.S. Holders—Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Treatment of Redemption of InterPrivate III Class A Common Stock to Non-U.S. Holders—Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed InterPrivate III Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

Treatment of Redemption of InterPrivate III Class A Common Stock to U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of InterPrivate III Class A common stock, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution. If our redemption of a U.S. holder’s shares of InterPrivate III Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “—Redemption of InterPrivate III Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our InterPrivate III Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our InterPrivate III Class A common stock and will be treated as described below under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to U.S. Holders—Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the InterPrivate III Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock. If our redemption of a U.S. holder’s shares of InterPrivate III Class A common stock is treated as a sale, as discussed above under the section entitled “—Redemption of InterPrivate III Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of InterPrivate III Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its InterPrivate III Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of InterPrivate III Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the InterPrivate III Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the InterPrivate III Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of InterPrivate III Class A common stock (shares of InterPrivate III Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Treatment of Redemption of InterPrivate III Class A Common Stock to Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our InterPrivate III Class A common stock, who, or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution. If our redemption of a Non-U.S. holder’s shares of InterPrivate III Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “—Redemption of InterPrivate III Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our InterPrivate III Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the InterPrivate III Class A common stock, which will be treated as described below under the section entitled “—Treatment of Redemption of InterPrivate III Class A Common Stock to Non-U.S. Holders—Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s InterPrivate III Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “—Redemption of InterPrivate III Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of InterPrivate III Class A Common Stock. If our redemption of a Non-U.S. holder’s shares of InterPrivate III Class A common stock is treated as a sale of InterPrivate III Class A common stock, as discussed above under the section entitled “—Redemption of InterPrivate III Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our InterPrivate III Class A common stock and, in the case where shares of our InterPrivate III Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our InterPrivate III Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our InterPrivate III Class A common stock. There can be no assurance that our InterPrivate III Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption if our InterPrivate III Class A common stock is not treated as regularly traded on an established securities market for this purpose.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Payments of cash to a holder of InterPrivate III Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Subject to the discussion below, provisions commonly referred to as “FATCA” generally impose withholding of 30% on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our InterPrivate III Class A common stock if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary). The withholding tax may apply to payments made to Non-U.S. holders pursuant to the redemption if the redemption does not qualify as a sale of InterPrivate III Class A common stock described above. Thirty percent withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of InterPrivate III Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Amended & Restated Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Amended & Restated Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto) given by or at the direction of the New Aspiration Board, (ii) otherwise brought before such meeting by or at the direction of the New Aspiration Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (a) (1) was a record owner of shares of New Aspiration both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Amended & Restated Bylaws in all applicable respects or (b) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Aspiration’s annual meeting of stockholders, New Aspiration’s secretary must receive the written notice at New Aspiration’s principal executive offices:

•	not earlier than the 120th day; and

•	not later than the 90th day,

before the one-year anniversary of the preceding year’s annual meeting (which shall be deemed to have occurred on [June 15], 2021 of the calendar year in which the Closing Date occurs).

In the event that no annual meeting was held in the previous year or New Aspiration holds its annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

Accordingly, for New Aspiration’s 2022 annual meeting, assuming the meeting is held on [June 15], 2022, notice of a nomination or proposal must be delivered to New Aspiration no later than [March 17], 2022, and no earlier than [February 15], 2022. Nominations and proposals also must satisfy other requirements set forth in the Amended & Restated Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on                 , 2022, must be received at New Aspiration’s principal office on or before                , 2022, and must comply with Rule 14a-8.

Stockholder Director Nominees

The Amended & Restated Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of the Proposed Charter and the Stockholders’ Agreement. To nominate a director, the stockholder must provide the information required by the Amended & Restated Bylaws. In addition, the stockholder must give timely notice to New Aspiration’s secretary in accordance with the Amended & Restated Bylaws, which (i) for an annual meeting, require that the notice be received by New Aspiration’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals and (ii) for a special meeting, require that the notice be received by New Aspiration’s secretary not earlier than 120 days prior to the date of the special meeting or later than the later of 90 days prior to the date of the special meeting and the 10th day following the day on which the public announcement of the date of the special meeting is first made.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with InterPrivate III’s Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019. Following the Business Combination, such communications should be sent to New Aspiration, 4551 Glencoe Avenue Suite 300, Marina Del Rey, CA 90292. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

InterPrivate III has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to InterPrivate III and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of InterPrivate III’s or Aspiration’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Aspiration will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. InterPrivate III files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read InterPrivate III’s or New Aspiration’s SEC filings, including New Aspiration’s registration statement and InterPrivate III’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact InterPrivate III by telephone or in writing:

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(212) 920-0125

You may also obtain these documents by requesting them in writing or by telephone from InterPrivate III’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street

5th Floor – South Tower

Stamford, CT 06902

Telephone: (800) 662-5200

Banks and brokers can call collect at: (203) 658-9400

Email: IPVF.info@investor.morrowsodali.com

If you are a stockholder of InterPrivate III and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from InterPrivate III, InterPrivate III will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of New Aspiration and a proxy statement of InterPrivate III for InterPrivate III’s special meeting of stockholders. Neither Aspiration nor InterPrivate III has authorized anyone to give any information or make any representation about the Business Combination, New Aspiration or InterPrivate III that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that InterPrivate III has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INTERPRIVATE III FINANCIAL PARTNERS INC.

CONDENSED BALANCE SHEET

June 30, 2021
ASSETS
Current assets
Cash	$578,904
Prepaid expenses	429,379

Total Current Assets	1,008,283
Marketable securities held in Trust Account	258,770,580

TOTAL ASSETS	$259,778,863

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,125,685

Total Current Liabilities	1,125,685
Warrant liability	158,835

Total Liabilities	$1,284,520

Commitments and Contingencies (See Note 6)
Class A common stock subject to possible redemption 25,349,434 shares at redemption value at June 30, 2021	253,494,341
Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 1,418,066 shares issued and outstanding (excluding 25,349,434 shares subject to possible redemption at June 30, 2021)	142
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding at June 30, 2021	647
Additional paid-in capital	6,396,944
Accumulated deficit	(1,397,731)

Total Stockholders’ Equity	5,000,002

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$259,778,863

The accompanying notes are an integral part of the unaudited condensed financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

CONDENSED STATEMENT OF OPERATIONS

THREE AND SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Operating and formation costs	$1,076,369	$1,364,771

Loss from operations	(1,076,369)	(1,364,771)
Other income (expense):
Change in fair value of warrant liabilities	(62,330)	(53,330)
Transaction costs incurred in connection with the initial public offering	0	(210)
Interest earned on marketable securities held in Trust Account	19,484	23,981
Unrealized loss on marketable securities held in Trust Account	(7,709)	(3,401)

Other expense, net	(50,555)	(32,960)

Loss before income taxes	(1,126,924)	(1,397,731)
Benefit (provision) for income taxes	—	—

Net loss	$(1,126,924)	$(1,397,731)

Basic and diluted weighted average shares outstanding, Class A common stock subject to redemption	25,462,126	25,467,375

Basic and diluted net loss per share, Class A common stock subject to redemption	$—	$—

Basic and diluted weighted average shares outstanding, Non-redeemable common stock	7,774,124	7,067,011

Basic and diluted net loss per share, Non-redeemable common stock	$(0.14)	$(0.20)

The accompanying notes are an integral part of the unaudited condensed financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

THREE AND SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance — January 1, 2021	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	6,468,750	647	24,353	—	25,000
Sale of 25,875,000 Units, net of underwriting discounts and offering expenses	25,875,000	2,588	—	—	253,044,761	—	253,047,349
Sale of 692,500 Private Placement Warrants	692,500	69	—	—	6,924,931	—	6,925,000
Initial classification of Private Placement Warrants	—	—	—	—	(105,295)	—	(105,295)
Issuance of representative shares	200,000	20	—	—	—	—	20
Common stock subject to possible redemption	(25,489,086)	(2,549)	—	—	(254,888,306)	—	(254,890,855)
Change in value of common stock subject to redemption	26,960	3	—	—	269,592	—	269,595
Net loss	—	—	—	—	—	(270,807)	(270,807)

Balance — March 31, 2021	1,305,374	$131	6,468,750	$647	$5,270,036	$(270,807)	$5,000,007

Change in value of common stock subject to redemption	112,692	11			1,126,908		1,126,919
Net loss	—	—	—	—	—	(1,126,924)	(1,126,924)

Balance — June 30, 2021	1,418,066	$142	6,468,750	$647	$6,396,944	$(1,397,731)	$5,000,002

The accompanying notes are an integral part of the unaudited condensed financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

CONDENSED STATEMENT OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

Ended June 30, 2021
Cash Flows from Operating Activities:
Net loss	$(1,397,731)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	53,330
Transaction costs incurred in connection with the initial public offering	210
Interest earned on marketable securities held in Trust Account	(23,981)
Unrealized gain on marketable securities held in Trust Account	3,401
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(429,358)
Accounts payable and accrued expenses	1,125,685

Net cash used in operating activities	$(668,444)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(258,750,000)

Net cash used in investing activities	$(258,750,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	253,680,504
Proceeds from sale of Private Placement Warrants	6,819,495
Proceeds from promissory note — related party	149,476
Repayment of promissory note — related party	(149,476)
Payment of offering costs	(502,651)

Net cash provided by financing activities	$259,997,348

Net Change in Cash	578,904
Cash — Beginning of period	—

Cash — End of period	$578,904

Non-Cash investing and financing activities:
Issuance of Representative Shares	$20

Deferred offering costs paid directly by Sponsor in exchange for the issuance of Class B common stock	$25,000

Initial classification of common stock subject to possible redemption	$254,890,855

Change in value of common stock subject to possible redemption	$(1,396,515)

The accompanying notes are an integral part of the unaudited condensed financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

InterPrivate III Financial Partners Inc. (the “Company”) is a blank check company incorporated in Delaware on September 10, 2020. It was originally incorporated under the name “InterPrivate II Financial Holdings Corp.”, but the Company changed its name to “InterPrivate III Financial Partners Inc.” on January 6, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity through June 30, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income on cash and cash equivalents in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on March 4, 2021. On March 9, 2021, the Company consummated the Initial Public Offering of 25,875,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”) which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,375,000 Units, at $10.00 per Unit, generating gross proceeds of $258,750,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 692,500 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to the InterPrivate Acquisition Management III, LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $6,925,000, which is described in Note 4.

Transaction costs amounted to $5,702,651, consisting of $5,175,000 of underwriting fees and $527,651 of other offering costs.

Following the closing of the Initial Public Offering on March 9, 2021, an amount of $258,750,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of Private Placement Units was placed in a trust account (the “Trust Account”), and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NYSE rules provide that the Business Combination must be with one or more target businesses that together have a fair

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market value equal to at least 80% of the balance in the Trust Account (less any taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares, respectively (as defined in Note 4), Representative Shares (as defined in Note 8) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and EarlyBirdCapital have agreed (a) to waive their redemption rights with respect to their Founder Shares, Representative Shares and Public Shares held by them in connection with the completion of a Business

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Combination, (b) waive their liquidation rights with respect to the Founder Shares, Private Placement Shares and Representative Shares if the Company fails to complete a Business Combination and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination.

The Company will have until March 9, 2023 or any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment to the Company’s Amended and Restated Certificate of Incorporation to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay the Company’s taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

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Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on March 04, 2021, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on March 15, 2021. The interim results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future periods.

Liquidity and Financial Condition

We will need to raise additional capital through loans or additional investments from our initial stockholders, officers or directors. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern through one year and one day from the issuance of this report.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the Accounting Standards Codification (the “ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to our Public Offering and were charged to stockholders’ equity upon the completion of our Public Offering.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain

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exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2021.

Marketable Securities Held in Trust Account

At June 30, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from

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Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Placement Warrants was estimated using a Binomial Lattice Model (see Note 9).

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2021, due to the valuation allowance recorded on the Company’s net operating losses.

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Net Income (Loss) per Common Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture.

The Company’s statement of operations includes a presentation of income (loss) per share for common stock subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for Class A common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to Class A common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 5,313,500 shares in the calculation of diluted income (loss) per share, since the inclusion of such warrants would be anti-dilutive.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Class A common stock subject to possible redemption
Numerator: Earnings attributable to Class A common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$19,088	$23,494
Unrealized loss on marketable securities held in Trust Account	(7,553)	(3,333)
Less: interest available to be withdrawn for payment of taxes	(11,535)	(20,161)

Net income attributable	$—	$—

Denominator: Weighted Average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	25,462,126	25,467,375

Basic and diluted net loss per share, Class A common stock subject to possible redemption	$—	$—

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	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(1,126,924)	$(1,397,731)
Less: Net income allocable to Class A common stock subject to possible redemption	—	—

Non-Redeemable Net Loss	$(1,126,924)	$(1,397,731)

Denominator: Weighted Average Non-redeemable Common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	7,886,816	7,067,111

Basic and diluted net loss per share, Non-redeemable Common stock	$(0.14)	$(0.20)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 25,875,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,375,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock and one-fifth of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 8).

Transaction costs amounted to $5,702,651, consisting of $5,175,000 of underwriting fees and $527,651 of other offering costs. In addition, cash of $1,673,850 was held outside of the Trust Account and is available for the payment of offering costs and for working capital purposes.

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NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and EarlyBird Capital purchased an aggregate of 692,500 Private Placement Units at a price of $10.00 per Private Placement Unit, or $6,925,000 in the aggregate. Each Private Placement Unit consists of one share of Class A common stock (“Private Placement Share”) and one-fifth of one redeemable warrant (“Private Placement Warrant”). Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 13, 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). On March 4, 2021, the Company effected a 1.125 for 1 stock split of its Class B common stock resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding. The Founder Shares included an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the Sponsor would collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding the Private Placement Shares and Representative Shares). As a result of the underwriters’ election to fully exercise their over-allotment, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the consummation of a Business Combination and the date on which the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of a Business Combination and (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the consummation of a Business Combination, or, in either case, earlier if, subsequent to a Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on March 4, 2021, pursuant to which the Company will pay the Sponsor a total of up to $10,000 per month for office space, administrative and support services. Upon completion of the Business Combination or the Company’s liquidation, the agreement will terminate and the Company will cease paying these monthly fees. For the three and six months ended June 30, 2021, the Company incurred and paid $30,000 and $40,000 in fees for these services, respectively.

Promissory Note — Related Party

On January 13, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory

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Note was non-interest bearing and was payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. As of March 9, 2021, there was $149,476 outstanding under the Promissory Note, which was repaid on March 10, 2021. Promissory note as of June 30, 2021 has been fully repaid

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.

Services Agreement

The Company entered into an agreement, pursuant to which the Company will pay its Vice President a total of $10,000 per month for assisting the Company in negotiating and consummating an initial business combination. Upon completion of the Business Combination or the Company’s liquidation, the agreement will terminate and the Company will cease paying these monthly fees. For the three and six months ended June 30, 2021, the Company incurred and paid $30,000 and $40,000 in fees for these services, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on March 4, 2021, the holders of the Founder Shares, Representative Shares, Private Placement Units and any warrants that may be issued upon conversion of the Working Capital Loans (and all underlying securities) have registration rights requiring the Company to register a sale of any of the securities held by them prior to the consummation of a Business Combination. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged Morgan Stanley and EarlyBird Capital as advisors in connection with the Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business

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Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay Morgan Stanley and EarlyBird Capital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of the Initial Public Offering, or $9,056,250 (exclusive of any applicable finders’ fees which might become payable).

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At June 30, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At June 30, 2021, there were 1,418,066 of Class A common stock issued and outstanding, excluding 25,349,434 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At June 30, 2021, there were 6,468,750 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of shares of Class B common stock will never occur on a less than one-for-one basis.

NOTE 8. WARRANTS

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 80% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants will and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Representative Shares

The Company issued to EarlyBirdCapital and its designees 200,000 shares of Class A common stock (the “Representative Shares”). The Company accounted for the Representative Shares as an offering cost of the Initial Public Offering, with a corresponding credit to stockholders’ equity. The Company estimated the fair value of Representative Shares to be $2,000,000 based upon the price of the Units issued in the Initial Public Offering. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to vote such shares in favor of any proposed Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at June 30, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2021
Assets:
Marketable securities held in Trust Account	1	258,770,580
Liabilities:
Warrant Liability — Private Placement Warrants	3	137,445
Warrant Liability — Underwriter Warrants	3	21,390

The Private Placement Warrants were initially valued using a Binomial Lattice Model, which is considered to be a Level 3 fair value measurement. The Binomial Lattice Model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own public warrant pricing. A Binomial Lattice Model was used in estimating the fair value of the Private Warrants for periods where no observable traded price was available.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

The key inputs into the Binomial Lattice Model for the initial measurement of Private Placement Warrants and subsequent measurement of the Private Place Warrants are as follows:

Term	March 9, 2021	March 31, 2021	June 30, 2021
Risk-free interest rate	1	0.99	0.90%
Market price of public stock	$9.84	$9.72	$9.70
Dividend Yield	0	0	0%
Implied volatility	13.1	13.1	19.1%
Exercise price	$11.5	$11.5	$11.5

On March 9, 2021, March 31, 2021 and June 30, 2021 the Private Placement Warrants were determined to be valued at $0.79, $0.73 and $1.19 per warrant respectively. Underwriter warrants on March 9, 2021, March 31, 2021 and June 30, 2021 were valued at $0.62, $0.53 and $0.93. respectively.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Underwriters Warrants
Fair value as of March 9, 2021	$91,245	$14,260
Change in valuation inputs or other assumptions	(6,930)	(2,070)

Fair value as of March 31, 2021	$84,315	$12,190
Change in valuation inputs or other assumptions	53,130	9,200

Fair value as of June 30, 2021	$137,445	$21,390

During the six-month period ended June 30, 2021 there were no transfers out of Level 3.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

InterPrivate III Financial Partners Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of InterPrivate III Financial Partners Inc. (the “Company”) as of January 13, 2021, and the related statements of operations, changes in stockholder’s equity and cash flows for the period from January 1, 2021 through January 13, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 13, 2021, and the results of its operations and its cash flows for the period from January 1, 2021 through January 13, 2021 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficiency as of January 13, 2021 and lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY

January 25, 2021, except as to paragraph 2 in Note 8 as to which the date is March 9, 2021

INTERPRIVATE III FINANCIAL PARTNERS INC.

BALANCE SHEET

JANUARY 13, 2021

ASSETS
Deferred offering costs	$71,000

Total Assets	$71,000

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accrued expenses	$1,000
Accrued offering costs	46,000

Total Liabilities	47,000

Commitments
Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,468,750 shares issued and outstanding(1)	647
Additional paid-in capital	24,353
Accumulated deficit	(1,000)

Total Stockholder’s Equity	24,000

Total Liabilities and Stockholder’s Equity	$71,000

(1)

Includes up to 843,750 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter (see Note 5). On March 4, 2021, the Company effected a 1:1.125 stock split. All share and per-share amounts have been retroactively restated to reflect this change (See Note 5 and Note 8).

The accompanying notes are an integral part of the financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2021

THROUGH JANUARY 13, 2021

Formation costs	$1,000

Net loss	$(1,000)

Weighted average shares outstanding, basic and diluted(1)	5,625,000

Basic and diluted net loss per common share	$(0.00)

(1)

Excludes up to 843,750 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter (see Note 5). On March 4, 2021, the Company effected a 1:1.125 stock split. All share and per-share amounts have been retroactively restated to reflect this change (See Note 5 and Note 8).

The accompanying notes are an integral part of the financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM JANUARY 1, 2021

THROUGH JANUARY 13, 2021

	Class B Common Stock(1)		Additional Paid-in Capital	Accumulated Deficit	Stockholder’s Equity
	Shares	Amount
Balance — January 1, 2021	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)	6,468,750	647	24,353	—	25,000
Net loss	—	—	—	(1,000)	(1,000)

Balance — January 13, 2021	6,468,750	$647	$24,353	$(1,000)	$24,000

(1)

Includes up to 843,750 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter (see Note 5). On March 4, 2021, the Company effected a 1:1.125 stock split. All share and per-share amounts have been retroactively restated to reflect this change (See Note 5 and Note 8).

The accompanying notes are an integral part of the financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2021

THROUGH JANUARY 13, 2021

Cash flows from Operating Activities:
Net loss	$(1,000)
Changes in operating assets and liabilities:
Accrued expenses	1,000

Net cash used in operating activities	—

Net Change in Cash	—
Cash — Beginning	—

Cash — Ending	$—

Supplemental disclosure of non-cash investing and financing activities:
Payment of deferred offering costs by the Sponsor in exchange for the issuance of Class B common stock	$25,000

Deferred offering costs included in accrued offering costs	$46,000

The accompanying notes are an integral part of the financial statements.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

InterPrivate III Financial Partners Inc. (the “Company”) is a blank check company incorporated in Delaware on September 10, 2020. It was originally incorporated under the name “InterPrivate II Financial Holdings Corp.”, but the Company changed its name to “InterPrivate III Financial Partners Inc.” on January 6, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of January 13, 2021, the Company had not yet commenced any operations. All activity through January 13, 2021 relates to the Company’s formation and the proposed initial public offering (the “Proposed Public Offering”). The Company has selected December 31 as its fiscal year end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed initial public offering of 22,500,000 units at $10.00 per unit (or 25,875,000 units if the underwriter’s over-allotment option is exercised in full) (the “Units” and, with respect to the shares of Class A common stock included in the Units being offered, the “Public Shares”) which is discussed in Note 3 and the sale of 625,000 units (or 692,500 units if the underwriter’s over-allotment option is exercised in full) (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit that will close in a private placement to InterPrivate Acquisition Management III, LLC (the “Sponsor”) and EarlyBirdCapital, Inc. (“EarlyBirdCapital”) simultaneously with the closing of the Proposed Public Offering (see Note 4).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. NYSE rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (less any taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Units, will be held in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor and EarlyBirdCapital have agreed to vote their Founder Shares (as defined in Note 5), Private Placement Shares, respectively (as defined in Note 4), Representative Shares (as defined in Note 6) and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination and not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and EarlyBirdCapital have agreed (a) to waive their redemption rights with respect to their Founder Shares, Representative Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) waive their liquidation rights with respect to the Founder Shares, Private Placement Shares and Representative Shares if the Company fails to complete a Business Combination and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination.

The Company will have until 24 months from the closing of the Proposed Public Offering or any extended period of time that the Company may have to consummate a Business Combination as a result of an amendment

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

to the Company’s Amended and Restated Certificate of Incorporation to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

At January 13, 2021, the Company had no cash and a working capital deficit of $47,000. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

its operations, close of the Proposed Public Offering, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

The Company had no activity for the period from September 10, 2020 (inception) through December 31, 2020. Accordingly, the balance sheet, statement of operations and statement of cash flows for the period from September 10, 2020 (inception) through December 31, 2020 are not presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of January 13, 2021.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 13, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the period from January 1, 2021 through January 13, 2021.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding shares of common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 843,750 shares of Class B common stock that are subject to forfeiture if the over-allotment option is not exercised by the underwriter (see Note 5). At January 13, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. PROPOSED PUBLIC OFFERING

Pursuant to the Proposed Public Offering, the Company will offer for sale up to 22,500,000 Units (or 25,875,000 Units if the underwriter’s overallotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one share of Class A common stock and one-fifth of one redeemable warrant (“Public Warrant”). Each Public Warrant will entitle the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

The Sponsor and EarlyBirdCapital have agreed to purchase an aggregate of 625,000 Private Placement Units (or 692,500 Private Placement Units if the over-allotment option is exercised in full) at a price of $10.00 per Private Placement Unit ($6,250,000 in the aggregate, or $6,925,000 if the over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of Proposed Public Offering. The Sponsor has agreed to purchase an aggregate of 525,000 Private Placement Units (or 577,500 Private Placement Units if the over-allotment option is exercised in full) and EarlyBirdCapital has agreed to purchase an aggregate of 100,000 Private Placement Units (or 115,000 Private Placement Units if the over-allotment option is exercised in full). Each Private Placement Unit will consist of one share of Class A common stock (“Private Placement Share”) and one-fifth of one redeemable warrant (“Private Placement Warrant”). Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Units will be added to the net proceeds from the Proposed Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Units and all underlying securities will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 13, 2021, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). On March 4, 2021, the Company effected a 1.125 for 1 stock split resulting in an aggregate of 6,468,750 Founders Shares. All share and per-share amounts have been retroactively restated to reflect this change (See Note 8). The Founder Shares include an aggregate of up to 843,750 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over- allotment is not exercised in full or in part, so that the Sponsor will collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering and excluding the Private Placement Shares and Representative Shares).

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the consummation of our initial business combination and the date on which the closing price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the date of the consummation of our initial business combination, or, in either case, earlier if, subsequent to our initial business combination, we consummate a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company intends to enter into an agreement, pursuant to which the Company will pay the Sponsor a total of up to $10,000 per month for office space, administrative and support services. Upon completion of the Business Combination or the Company’s liquidation, the agreement will terminate and the Company will cease paying these monthly fees.

Promissory Note — Related Party

On January 13, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and is payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Proposed Public Offering. As of January 13, 2021, there were no amounts outstanding under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.

Services Agreement

The Company intends to enter into an agreement, pursuant to which the Company will pay its Vice President a total of $10,000 per month for assisting the Company in negotiating and consummating an initial business combination. Upon completion of the Business Combination or the Company’s liquidation, the agreement will terminate and the Company will cease paying these monthly fees.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, Representative Shares, Private Placement Units and any warrants that may be issued upon conversion of the Working Capital Loans (and all underlying securities) have registration rights requiring the Company to register a sale of any of the securities held by them prior to the consummation of a Business Combination pursuant to a registration rights agreement. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriter’s Agreement

The Company has granted the underwriter a 45-day option to purchase up to 3,375,000 additional Units to cover over-allotments at the Proposed Public Offering price, less the underwriting discounts and commissions.

The underwriter is entitled to a cash underwriting discount of $0.20 per Unit, or $4,500,000 in the aggregate (or $5,175,000 if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering.

Business Combination Marketing Agreement

The Company has engaged Morgan Stanley and EarlyBirdCapital as advisors in connection with the Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay Morgan Stanley and EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 3.5% of the gross proceeds of the Proposed Public Offering (exclusive of any applicable finders’ fees which might become payable).

Representative Shares

The Company has, subject to the consummation of the initial public offering, issued to EarlyBirdCapital and/or its designees 200,000 shares of common stock (the “Representative Shares”) upon the consummation of the Proposed Public Offering. The Company will account for the Representative Shares as an offering cost of the Proposed Public Offering, with a corresponding credit to stockholders’ equity. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to vote such shares in favor of any proposed Business Combination, (ii) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (iii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (cont.)

the Proposed Public Offering pursuant to Rule 5110(g)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the Proposed Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the Proposed Public Offering except to any underwriter and selected dealer participating in the Proposed Public Offering and their bona fide officers or partners.

NOTE 7. STOCKHOLDER’S EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At January 13, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At January 13, 2021, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At January 13, 2021, there were 6,468,750 shares of Class B common stock issued and outstanding, of which an aggregate of up to 843,750 shares are subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part so that the Sponsor will own 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering).

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of shares of Class B common stock will never occur on a less than one-for-one basis.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the consummation of a Business Combination. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. STOCKHOLDER’S EQUITY (cont.)

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the

INTERPRIVATE III FINANCIAL PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7. STOCKHOLDER’S EQUITY (cont.)

funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 80% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants will and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 4, 2021, the Company effected a 1:1.125 stock split of our Class B common stock, resulting in our sponsor holding an aggregate of 6,348,750 founder shares. All share and per-share amounts have been retroactively restated to reflect the stock splits.

Aspiration Partners, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets
Current assets:
Cash	$5,368,789	$3,427,816
Restricted cash	—	16,891,413
Accounts receivable from customers, net of allowance	2,351,729	1,149,005
Other receivables	16,523,289	1,495,298
Prepaid expenses	4,480,175	3,108,222
Other current assets	1,449,940	—

Total current assets	30,173,922	26,071,754
Operating lease right of use asset	1,734,369	1,871,004
Property and equipment, net	361,680	318,760
Intangible assets, net	16,790,811	7,016,653
Restricted cash, net of current portion	3,581,814	3,320,033
Other assets	269,111	13,775

Total assets	$52,911,707	$38,611,979

Liabilities, Temporary Equity and Stockholders’ Deficit
Current liabilities:
Note payable to bank	$3,360,900	$2,645,061
Accounts payable and accrued expenses	49,825,423	14,588,029
Operating lease liability, current portion	329,734	169,665
Capital received in advance	—	16,891,413

Total current liabilities	53,516,057	34,294,168

Long-term debt, net of unamortized issuance costs	43,114,526	9,917,950
Note payable to bank, net of current portion	—	715,839
Operating lease liability, net of current portion	1,614,419	1,831,330

Total liabilities	98,245,002	46,759,287

Commitments and contingencies Temporary equity:
Convertible preferred stock, par value $.000003: 42,048,419 and 39,355,746 shares authorized as of June 30, 2021, and December 31, 2020, respectively, 40,902,393 and 38,726,070 Shares issued and outstanding as of June 30, 2021, and December 31, 2020 Liquidation preference of $247,786,767 and $218,154,171 as of June 30, 2021, and December 31, 2020, respectively	220,536,729	193,423,541
Stockholders’ deficit:
Common stock, par value $.000003: 80,000,000 authorized as of June 30, 2021 and December 31, 2020, and 15,223,528 and 15,222,825 issued and outstanding as of June 30, 2021, and December 31, 2020, respectively	46	46
Treasury stock	(260,888)	(260,888)
Additional paid-in capital	75,952,580	33,891,390
Accumulated deficit	(341,561,762)	(235,201,397)

Total stockholders’ deficit	(265,870,024)	(201,570,849)
Total liabilities, temporary equity and stockholders’ deficit	$52,911,707	$38,611,979

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30,
	2021	2020
Revenues
Interchange	$3,729,900	$2,330,279
Interest	2,231,927	1,057,087
Subscription	3,280,422	1,182,892
Corporate sustainability services	19,366,380	—
Consumer sustainability services	5,194,299	386,893
Product partnerships	948,438	546,446
Other	50,862	75,673

Total revenues	34,802,228	5,579,270
Cost of revenues
Service fees	4,443,126	2,889,838
Interchange	254,348	435,581
Corporate sustainability services	2,167,407	—
Consumer sustainability services	1,085,722	187,398
ATM reimbursement fees	161,523	519,623
Interest	84,069	316,872
Subscription	354,464	125,585
Product partnerships	34,630	—

Total cost of revenues	8,585,289	4,474,897
Gross profit	26,216,939	1,104,373
Operating expenses:
Advertising	59,089,038	4,409,560
Payroll and related costs	21,265,194	9,152,625
Professional fees	36,302,724	2,513,402
Occupancy	5,618,575	2,639,257
Fund expenses	297,179	442,615
Office	507,640	47,946
Miscellaneous	2,012,957	895,771
Provision for doubtful accounts	1,151,628	244,915
Depreciation and amortization	1,783,394	1,312,745

Total operating expenses	128,028,329	21,658,836

Loss from operations	(101,811,390)	(20,554,463)
Other income (expense):
Interest expense	(5,105,954)	(583,188)
Other income, net	556,979	341,186

Total other income (expense)	(4,548,975)	(242,002)

Net loss	$(106,360,365)	$(20,796,465)

Net comprehensive loss	$(106,360,365)	$(20,796,465)

Net loss available to common shareholder	$(106,360,365)	$(20,796,465)

Net loss per share
Basic and Diluted	$(6.99)	$(1.44)

Weighted-average shares outstanding:
Basic and Diluted	15,222,989	14,392,775

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Temporary Equity and Stockholders’ Deficit

(Unaudited)

	Temporary Equity Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at December 31, 2019	28,748,448	$87,296,744	14,392,775	$43	$24,131,645	$(169,152,884)	$—	348,680	$(260,888)	$(145,282,084)
Issuance of Apogee Promissory Notes	—	(8,488,698)	—	—	—	—	—	—	—	—
Issuance of common stock warrants for services	—	—	—	—	11,072	—	—	—	—	11,072
Issuance of Series B-1 preferred stock warrants for services	—	132,852	—	—	—	—	—	—	—	—
Issuance of Series C-1 preferred stock	3,082,338	41,968,968	—	—	—	—	—	—	—	—
Issuance of Series C-2 upon conversion of debt	3,410,546	30,958,553	—	—	—	—	—	—	—	—
Issuance of Series C-3 upon conversion of debt	2,349,178	27,188,367	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	547,845	—	—	—	—	547,845
Net loss	—	—	—	—	—	(20,796,465)	—	—	—	(20,796,465)

Balance at June 30, 2020	37,590,510	$179,056,786	14,392,775	$43	$24,690,562	$(189,949,349)	$—	348,680	$(260,888)	$(165,519,632)

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Temporary Equity and Stockholders’ Deficit

(Unaudited)

	Temporary Equity Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at December 31, 2020	38,726,070	$193,423,541	15,222,825	$46	$33,891,390	$(235,201,397)	$—	348,680	$(260,888)	$(201,570,849)
Issuance of Apogee Promissory Notes	—	(2,652,727)	—	—	—	—	—	—	—	—
Issuance of common stock warrants for services	—	—	—	—	533,327	—	—	—	—	533,327
Issuance of Series B-1 preferred stock warrants for services	—	132,853	—	—	—	—	—	—	—	—
Issuance of Series C-1 preferred stock	2,176,323	29,633,062	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	703	—	3,290	—	—	—	—	3,290
Stock-based compensation	—	—	—	—	41,524,573	—	—	—	—	41,524,573
Net loss	—	—	—	—	—	(106,360,365)	—	—	—	(106,360,365)

Balance at June 30, 2021	40,902,393	$220,536,729	15,223,528	$46	$75,952,580	$(341,561,762)	$—	348,680	$(260,888)	$(265,870,024)

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(106,360,365)	$(20,796,465)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,783,394	1,312,745
Stock-based compensation	41,524,573	547,845
Issuance of common stock warrants for services	533,327	11,072
Issuance of preferred stock warrants for services	132,853	132,852
Amortization of debt issuance costs	288,043	42,719
Amortization of right-of-use asset	136,635	136,957
Changes in assets and liabilities
Accounts receivable from customers and other receivables	(16,230,715)	(564,048)
Prepaid expenses	(1,371,953)	477,560
Other assets	(1,705,276)	81,837
Accounts payable and accrued expenses	38,552,463	(3,584,997)
Operating lease liability	(56,842)	(138,327)

Net cash used in operating activities	(42,773,863)	(22,340,250)
Cash flows from investing activities:
Purchase of property and equipment	(163,610)	(38,261)
Capitalized internally generated software	(11,436,862)	(1,855,267)

Net cash used in investing activities	(11,600,472)	(1,893,528)
Cash flows from financing activities:
Proceeds from issuance of long-term debt, net	29,593,465	5,049,218
Principal payment of term loan	—	(2,000,000)
Proceeds from exercise of common stock warrants	3,290	—
Proceeds from sale of Series C-1 preferred stock	10,088,922	33,480,270

Net cash provided by financing activities	39,685,677	36,529,488
Net increase (decrease) in cash and restricted cash	(14,688,659)	12,295,710
Cash and restricted cash at beginning of year	23,639,262	4,782,863

Cash and restricted cash at end of year	$8,950,603	$17,078,573
Reconciliation of cash and restricted cash
Cash	$5,368,789	$14,008,540
Restricted cash, non-current	3,581,814	3,070,033

Total cash and restricted cash	$8,950,603	$17,078,573

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$303,333	$49,374

Aspiration Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

Note 1. Background and Description of Business

Aspiration Partners, Inc. (“Aspiration Partners”) was organized in 2013 as a Limited Liability Company (“LLC”). In 2015 the Company converted to a corporation under the laws of the State of Delaware. The Company has seven wholly owned subsidiaries, Aspiration Financial LLC (“Aspiration Financial”), Aspiration Fund Advisers LLC (“Aspiration Fund Advisers”), Aspiration Insurance Agency LLC (“Aspiration Insurance”), Aspiration Card Services LLC (“ACS”), Aspiration Realty LLC (“Aspiration Realty”), Aspiration Sustainable Impact Services, LLC (“ACIS”) and Make Earth Green Again LLC (“MEGA”), collectively the “Company” or “Aspiration.” Aspiration is a technology company providing sustainability services to individuals and enterprises through consumer financial products.

Aspiration Sustainable Impact Services (“ASIS”) was formed on January 20, 2021, to offer customized business to business services to measure, mitigate, and offset carbon footprints.

Aspiration Realty was formed on May 5, 2021, to generate real estate referral fees related to ASIS.

The accompanying condensed consolidated financial statements include all the accounts of Aspiration Partners, and its wholly owned subsidiaries. The financial statements refer to Aspiration Partners and its subsidiaries collectively as the “Company,” “us,” “we,” and “our” in these condensed consolidated financial statements. All intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. As permitted under those rules, we omitted certain footnotes or other financial information that are normally required by GAAP for annual financial statements. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal and recurring items. Our consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and related notes. The Consolidated Balance Sheet at December 31, 2020 included herein was derived from the audited financial statements at that date, but does not include all disclosures including notes required by GAAP.

COVID-19 Update—In March 2020, the World Health Organization declared the outbreak of the novel coronavirus referred to as “COVID-19” to be a global pandemic. The COVID-19 pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. In response to the pandemic, we have enabled nearly all of our employees to work remotely and have restricted business travel. Throughout the COVID-19 pandemic, we have seen steady growth in our consumer financial services customer base as well as our corporate and consumer sustainability initiatives. At the same time, the COVID-19 pandemic has resulted, in part, in inefficiencies or delays in our business, operational challenges and additional costs related to business continuity initiatives as our workforce has fully transitioned to remote working. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the pandemic, actions taken to contain COVID-19 or address its impact, the ability to reintegrate our workforce or to adapt to the long-term distributed workforce model (with some employees part- or full-time remote, and others not) we expect to adopt, the impact on capital and financial markets and the related impact on the financial circumstances of our customers, all of which are highly uncertain and cannot be predicted.

Accounting Estimates—We use estimates and assumptions in the preparation of our consolidated financial statements in accordance with GAAP. Our estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our condensed consolidated financial statements include those related to revenue recognition, valuation of stock-based compensation including warrants, certain investments, useful lives of property, equipment and software, and contingent liabilities. These judgments, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Reclassification

The Company has reclassified certain amounts relating to its prior period results to conform to its current period presentation. These reclassifications have not changed the results of operations of prior periods.

Deferred offering costs— We have capitalized qualified legal, accounting and other direct costs related to our efforts to raise capital through a sale of our common stock in a public offering. Deferred offering costs are included in other current assets on the unaudited consolidated balance sheets and will be deferred until the completion of the offering, at which time they will be reclassified to additional paid-in capital as a reduction of the offering proceeds. If we terminate the planned offering or there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses. As of December 31, 2020, and June 30, 2021, $0 and $1,449,940 of deferred offering costs were capitalized.

Note 2. Summary of Significant Accounting Policies

The Company’s significant accounting policies are discussed in Note 1, Summary of Business and Significant Accounting Policies, in the notes to our audited consolidated financial statements for the year ended December 31, 2020. There have been no significant changes to these policies that would have a material impact on the Company’s reported results and financial position.

Recent Accounting Pronouncements

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), the Company is provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The following provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Issued accounting standards not yet adopted

Financial Instruments-Credit Losses—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at the amortized cost basis, this update eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The guidance is effective for fiscal years beginning after December 15, 2022. The Company elected the extended transition period available to emerging growth companies and is currently evaluating the effect of adoption of the standard on the Company’s consolidated financial statements and related disclosures

Note 3. Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codification (“ASC”) 606. The Company earns revenue from the three reportable segments defined as follows:

•

Consumer Financial Services earns revenues from all financial services provided within Aspiration’s banking application, including consumer deposits services, consumer investment in the Redwood Fund, and various referral programs.

•

Corporate Environmental, Social, and Governance (“Corporate ESG”) earns revenues from sustainability initiatives offered to businesses to perform tree planting services and developing sustainability initiatives.

•

Consumer Environment, Social, and Governance (“Consumer ESG”) earns revenues from sustainability initiatives offered to individuals to perform tree planting services and developing sustainability initiatives including Plant Your Change services.

Note 4. Segment Reporting

Each of our reportable segments is a strategic business unit that serves specific needs of our customer based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. The primary financial measures used by the Chief Operating Decision Maker (“CODM”) to evaluate performance and allocate resources are revenue and gross profit. The CODM does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not included.

The Company has three reportable segments, which are Consumer Financial Services, Consumer ESG, and Corporate ESG and are defined as follows:

•

Consumer Financial Services includes all financial services provided within Aspiration’s banking application, including consumer deposits services, consumer investment in the Redwood Fund, and various referral programs.

•	Corporate ESG includes sustainability initiatives offered to businesses to perform tree planting services and developing sustainability initiatives.

•	Consumer ESG includes sustainability initiatives offered to individuals to perform tree planting services and developing sustainability initiatives including Plant Your Change services.

The following table represents our segment information for the six months ended June 30, 2020:

	6 Months Ended June 30, 2020
	Financial Services	Consumer ESG	Corporate ESG	Consolidated
Interchange	$2,330,279	$—	$—	$2,330,279
Interest	1,057,087	—	—	1,057,087
Subscription	1,182,892	—	—	1,182,892
Corporate sustainability services	—	—	—	—
Consumer sustainability services	—	386,893	—	386,893
Product partnerships	546,446	—	—	546,446
Other	75,673	—	—	75,673

Total segment revenues	5,192,377	386,893	—	5,579,270

Service Fees	2,889,838	—	—	2,889,838
Interchange	435,581	—	—	435,581
Corporate sustainability services	—	—	—	—
Consumer sustainability services	—	187,398	—	187,398
ATM Reimbursement Fees	519,623	—	—	519,623
Interest	316,872	—	—	316,872
Subscription	125,585	—	—	125,585
Product Partnerships	—	—	—	—
Other	—	—	—	—

Total segment cost of revenues	4,287,499	187,398	—	4,474,897

Gross profit	$904,878	$199,495	$—	$1,104,373

The following table represents our segment information for the six months ended June 30, 2021:

	6 Months Ended June 30, 2021
	Financial Services	Consumer ESG	Corporate ESG	Consolidated
Interchange	$3,729,900	$—	$—	$3,729,900
Interest	2,231,927	—	—	2,231,927
Subscription	3,280,422	—	—	3,280,422
Corporate sustainability services		—	19,366,380	19,366,380
Consumer sustainability services	—	5,194,299	—	5,194,299
Product partnerships	948,438	—	—	948,438
Other	50,862	—	—	50,862

Total segment revenues	10,241,549	5,194,299	19,366,380	34,802,228

Service Fees	4,443,126	—	—	4,443,126
Interchange	254,348	—	—	254,348
Corporate sustainability services			2,167,407	2,167,407
Consumer sustainability services	—	957,086	—	957,086
ATM Reimbursement Fees	161,523	—	—	161,523
Interest	84,069	—	—	84,069
Subscription	354,464	—	—	354,464
Product Partnerships	34,630	—	—	34,630
Other	128,636	—	—	128,636

Total segment cost of revenues	5,460,796	957,086	2,167,407	8,585,289

Gross profit	$4,780,753	$4,237,213	$17,198,973	$26,216,939

Note 5. Property and Equipment, Net

Property and equipment are recorded net of accumulated depreciation and summarized by major asset classification as follows:

Property and Equipment
Balance at January 1, 2020	$406,368
Purchases	144,376
Disposals	—
Depreciation	(231,984)

Balance at December 31, 2020	$318,760

Property and Equipment
Balance at January 1, 2021	$318,760
Purchases	163,610
Disposals	—
Depreciation	(120,690)

Balance at June 30, 2021	$361,680

Note 6. Intangible Assets

The net changes in the carrying amounts of the Company’s intangible assets during the twelve months ended December 31, 2020, were as follows:

	Internally developed software	Website domain	Software	Leasehold improvement	Total
Balance at January 1, 2020	$5,644,024	$210,000	$9,620	$13,271	$5,876,915
Capitalized cost	3,710,536	—	—	—	3,710,536
Disposals	—	—	—	—	—
Amortization	(2,534,943)	(23,333)	(9,620)	(2,902)	(2,570,798)

Balance at December 31, 2020	$6,819,617	$186,667	$—	$10,369	$7,016,653

The net changes in the carrying amounts of the Company’s intangible assets during the six months ended June 30, 2021, were as follows:

	Internally developed software	Website domain	Software	Leasehold improvement	Total
Balance at January 1, 2021	$6,819,617	$186,667	$—	$10,369	$7,016,653
Capitalized cost	11,436,862	—	—	—	11,436,862
Disposals	—	—	—	—	—
Amortization	(1,649,586)	(11,666)	—	(1,452)	(1,662,704)

Balance at June 30, 2021	$6,606,893	$175,001	$—	$8,917	$16,790,811

The Company incurred capitalized costs of $11,436,862 during the six months ended June 30, 2021, as a result of direct costs incurred to develop and enhance the cash management application in the amount of $3,478,503. Additionally, the Company incurred direct costs associated with the development of the credit card application of $7,958,359 during the six months ended June 30, 2021. The Company launched the credit card application on October 14, 2021, and the capitalized costs will be amortized over an estimated useful life of four years.

Note 7. Notes Payable and Long-Term Debt

Nano Banc Loan Agreement

In May 2020, the Company entered into a term loan agreement with Nano Banc (“Nano”). The loan provides up to $10,000,000 of available borrowings. The loan matures on May 20, 2023 and is secured by substantially all assets of the Company. The Company is required to make interest only payments (at an initial rate of 6% per annum) through April 20, 2023. The principal amount outstanding plus any accrued but unpaid interest will be due upon maturity. As of December 31, 2020, there was $10,000,000 outstanding under the Nano facility.

Outstanding Nano Banc Term Loan obligation is as follows:

	June 30, 2021	December 31, 2020
Principal amount	$10,000,000	$10,000,000
Less: unamortized debt issuance costs	(65,231)	(82,050)

Loan payable less unamortized debt issuance costs	$9,934,769	$9,917,950

Interest expense includes the following for the six months ended June 30, 2021, and 2020:

	June 30, 2021	June 30, 2020
Stated interest	$301,667	$10,442
Amortization of debt issuance costs	16,819	2,602

Total	$318,486	$13,044

Paycheck Protection Program Loan

On April 8, 2020, the Company obtained a loan in the principal amount of $3,360,900 from Coastal Community Bank under the Paycheck Protection Program which is included in Note payable to bank on the consolidated balance sheet. The loan accrues interest at 1% and matures two years from the date of issuance. Monthly payments are $420,113 commencing after the end of the loan forgiveness covered period if the Company does not apply for forgiveness. On July 23, 2021, the Company applied for loan forgiveness with the Small Business Administration (“SBA”) and has yet to receive approval for forgiveness as of the date of these consolidated financial statements.

Inherent Senior Secured Promissory Notes

On March 12, 2021, the Company entered into a senior secured promissory note with Inherent Group, LP (“Inherent”) (the Lender). The note provides for the aggregate principal amount not to exceed $60,000,000. The note matures on March 11, 2024 and is secured by substantially all assets of the Company. For the initial funding, the Company accrues interest at a rate of 12% per annum from closing date until the day prior to the first anniversary, 15% per annum from the first anniversary until the day before the second anniversary, and 18% per annum from the second anniversary thereafter. The holders of the notes have the option to receive payment-in-kind for 50% interest payments such that the amount of interest paid-in-kind shall be added to, and capitalized as part of, the principal amount of these notes and deemed to be principal outstanding under the debt. The principal amount outstanding plus any accrued but unpaid interest will be due upon maturity. On March 12, 2021, the Company drew an initial funding amount of $30,000,000 in principal under the senior secured promissory notes and an additional $3,000,000 in principal under promissory notes with a certain stockholder, and other third parties. Offering costs related to the initial funding of $33,000,000 were 3% and will be fully amortized by March 11, 2024. Debt issuance costs amounted to $3,406,535 and will also be fully amortized by March 11, 2024. The note contains a voluntary prepayment redemption in which the note can be called by the

Company at a rate of 140%, 150%, 175%, or 200% of the outstanding principal, accrued interest, and interest paid-in-kind, depending on the timing of the redemption. Additionally, the note contains an equity conversion option upon a qualifying financing event. Upon the occurrence of a qualified financing event, the note holders can exercise their option to call back the note which would require the Company to settle the outstanding note by issuing common shares to the holders in the amount of 120% of the outstanding principal, accrued interest, and interest paid-in-kind.

Outstanding Inherent Notes obligation is as follows:

June 30, 2021
Principal amount	$33,000,000
Add: Accretion of loan repayment multiple	3,315,068
Less: unamortized debt issuance costs	(3,135,311)

Loan payable less unamortized debt issuance costs	$33,179,757

Interest expense includes the following for the six months ended June 30:

June 30, 2021
Stated interest	$1,193,425
Accretion of loan repayment multiple	3,315,068
Amortization of debt issuance costs	271,224

Total	$4,779,717

The Company received an additional $1,250,000 on June 25, 2021, which is included in accounts payable and accrued expenses on the consolidated balance sheet as of June 30, 2021. This additional funding is part of the amended and restated Inherent Senior Secured Promissory Notes signed in July 2021.

Note 8. Temporary Equity and Stockholders’ Deficit

Convertible Preferred Stock

The Company sold 2,176,323 additional shares of Series C-1 preferred stock in multiple closings during 2021 for gross proceeds of approximately $29,633,062, of which $16,891,413 was capital received in advance as of December 31, 2020.

Note 9. Income Taxes

For the six months ended December 31, 2021, and 2020, the Company did not recognize a provision or benefit for taxes as it has incurred net losses. In addition, the net deferred tax assets generated from net operating losses are fully offset by a valuation allowance as the Company believes it is more likely than not that the benefit will not be realized.

Note 10. Stock-Based Compensation and Warrants

2015 Equity incentive plan

The Company has granted 8,112,978 and 0 options to purchase shares of common stock under the 2015 Equity Incentive Plan (the “Plan”) to eligible employees and consultants of the Company for the six months ended June 30, 2021, and 2020, respectively. Stock-based compensation expense for options granted under the Plan was approximately $41,524,573 and $547,845 for the six months ended June 30, 2021, and 2020, respectively. Included in stock-based compensation expense are professional fees of $29,268,166 and $205,776 for the six months ended June 30, 2021, and 2020, respectively.

A summary of the activity of the Company’s stock option plan for the year ended December 31, 2020, and the six months ended June 30, 2021, is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding as of January 1, 2020	4,533,135	$2.41
Granted	1,865,526	4.77
Forfeited	(588,883)	3.61
Expired	(331,585)	3.12

Options outstanding as of December 31, 2020	5,478,193	3.04
Granted	8,240,274	9.45
Forfeited	(261,470)	5.22
Expired	(72,739)	4.21
Exercised	(703)	4.68

Options outstanding as of June 30, 2021	13,383,555	$6.94

Options exercisable as of June 30, 2021	10,757,295	$6.90

The following table summarizes information about Company stock options outstanding as of December 31, 2020:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
$0.54	1,537,980	4.5			1,537,980	4.5
$0.66	408,458	4.3			408,458	4.3
$3.09	725,014	7.3			609,652	7.3
$4.68	941,215	7.9			517,932	7.5
$4.77	1,865,526	9.9			698,305	9.9

	5,478,193	7.3	$3.04	$9,487,151	10,757,295	6.3	$9,255,247

The following table summarizes information about Company stock options outstanding as of June 30, 2021:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
$0.54	1,535,940	4.1			1,535,940	4.1
$0.66	407,458	4.0			407,458	4.0
$3.09	699,666	6.5			647,147	6.5
$4.68	679,194	7.2			480,230	6.9
$4.77	1,983,319	9.3			867,986	9.1
$9.50	8,077,978	9.8			6,818,534	9.8

	13,383,555	8.6	$6.94	$34,503,624	3,772,327	8.4	$27,932,446

Common stock warrants

The Company has issued 54,305 warrants to purchase shares of common stock to non-employees as compensation for marketing services on April 9, 2021.

A summary of the activity of common stock warrants for the year ended December 31, 2020, and the six months ended June 30, 2021, is presented below:

	Warrant Shares	Weighted Average Exercise Price
Warrants outstanding as of January 1, 2020	6,604,592	$5.57
Granted	1,446,472	0.01
Exercised	(830,050)	0.01

Warrants outstanding as of December 31, 2020	7,221,014	5.09
Granted	54,305	0.01

Warrants outstanding as of June 30, 2021	7,275,319	$5.06

Warrants exercisable as of June 30, 2021	7,168,025	$4.93

Preferred stock warrants

A summary of the activity of preferred stock warrants for the year ended December 31, 2020, and the six months ended June 30, 2021, is presented below:

	Warrant Shares	Weighted Average Exercise Price
Warrants outstanding as of January 1, 2020	255,239	$7.05
Granted	132,159	0.01

Warrants outstanding as of December 31, 2020	387,398	4.65
Granted	—	—

Warrants outstanding as of June 30, 2021	387,398	$4.65

Warrants exercisable as of June 30, 2021	302,318	$3.97

Note 11. Commitments and Contingencies

The Company is subject to various claims, legal proceedings, and investigations covering a range of matters that arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals. If not so covered, these various claims, legal proceedings, and investigations are without merit, or involve such amounts that would not have a significant effect on the financial position or results of operations of the Company if outcomes were unfavorable.

Note 12. Related-Party Transactions

Aspiration Impact Foundation

The Company donates 10 percent of all “PWIF” revenue to Aspiration Impact Foundation, Inc. (“Aspiration Impact Foundation”), a related party through common ownership. Total charitable contributions made to Aspiration Impact Foundation are redistributed to charities aligned with Aspiration’s mission. During the six months ended June 30, 2021, and 2020, contributions to Aspiration Impact Foundation were $269,945 and $106,951, respectively, and are included in subscription expense in the consolidated statements of operations and comprehensive loss.

RJB Advisory Agreements

The Company has entered into various advisory agreements for professional services with RJB Partners, LLC, a firm in which a member of the Company’s Board of Directors is a partner and has a beneficial interest. During the six months ended June 30, 2020, the Company paid RJB Partners, LLC $529,975, which is included in professional fees in the consolidated statement of operations and comprehensive loss.

Stock-based Compensation

The Company has granted 3,338,809 options to purchase shares of common stock under the Plan to RJB Partners, LLC, for consulting services during the six months ended June 30, 2021. The fair value for the services rendered amounted to $21,736,314, which is included in professional fees in the consolidated statement of operations and comprehensive loss.

The Company has granted 1,138,230 options to purchase shares of common stock under the Plan to a certain shareholder, for consulting services during the six months ended June 30, 2021. The fair value for the services rendered amounted to $7,409,680, which is included in professional fees in the consolidated statement of operations and comprehensive loss.

The Company has granted 133,125 options to purchase shares of common stock under the Plan to members of the Company’s Board of Directors during the six months ended June 30, 2021. The fair value of the options granted amounted to $172,403, which is included in payroll and related costs in the consolidated statement of operations and comprehensive loss.

The Company has granted 2,276,461 options to purchase shares of common stock under the Plan to the Chief Executive Officer and Co-Founder during the six months ended June 30, 2021. The fair value of the options amounted to $11,002,874, which is included in payroll and related costs in the consolidated statement of operations and comprehensive loss.

The Company has granted 2,276,461 options to purchase shares of common stock under the Plan to a certain shareholder during the six months ended June 30, 2021. The fair value of the options granted amounted to $14,820,216, which is included in payroll and related costs in the consolidated statement of operations and comprehensive loss.

Reforestation Revenue

The Company recorded reforestation revenue in the amount of $10,518 during the six months ended June 30, 2021, for the purchase of trees by members of the Company’s Board of Directors.

Apogee Promissory Notes

During the 6 months ended June 30, 2021, a series of separate promissory notes were executed during the period to Apogee Pacific LLC (“Apogee”), a company in which a member of the Company’s Board of Directors is a stockholder and has a beneficial interest. Each note bears interest at a rate of 6% per annum which will be paid-in-kind each month in addition to the principal amount of the promissory note due at maturity. The Company loaned the stockholder an aggregate of $2,317,913 under a series of promissory notes noted below:

Loan Date	Term	Principal	Interest	Total
1/06/2021	36 months	$462,518	$13,875	$476,393
1/28/2021	36 months	432,391	10,732	443,123
2/18/2021	36 months	480,812	9,616	490,428
3/30/2021	36 months	483,724	7,256	490,980
4/30/2021	36 months	458,468	4,585	463,053

	Total	$2,317,913	$46,064	$2,363,977

Accrued interest for loans issued during 2020 amounted to $288,750 for the six months ended June 30, 2021. These financings are for previous C-1 convertible preferred stock purchases and the outstanding balance of

$12,698,335 for these promissory notes as of June 30, 2021, is recorded as a reduction to the C-1 convertible preferred stock on the consolidated balance sheet as of June 30, 2021.

Note 13. Net Loss Per Share

The following table sets forth the calculation of basic and diluted net loss per unit attributable to common unitholders for the periods indicated:

	Six Months Ended June 30,
	2021	2020
Net loss available to common shareholders	$(106,360,365)	$(20,796,465)
Net loss per share, Basic and Diluted	$(6.99)	$(1.44)
Weighted-average shares outstanding: Basic and Diluted	15,222,989	14,392,775

Note 14. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through November 10, 2021.

RJB Advisory Agreement

On July 29, 2021, August 30, 2021, September 10, 2021, and September 30, 2021, October 22, 2021, and October 29, 2021, the Company paid $475,000, $550,000, $1,044,152, $525,316, $512,476, and $520,979 respectively, for professional services to RJB Partners, LLC, a firm in which a member of the Company’s Board of Directors is a partner and has a beneficial interest, for services in 2021 related to Aspiration Sustainable Impact Services LLC.

Inherent Senior Secured Promissory Notes – Amended and Restated

On July 23, 2021, the Company entered into an amended and restated senior secured promissory note with Inherent. The note provides for the Company to receive additional funding in the amount of $30,000,000 in principal from Inherent, which was funded concurrently with such amendment on July 23, 2021. The note matures on March 11, 2024 and is secured by substantially all assets of the Company. For the additional funding, the Company accrues interest at a rate of 8% per annum from closing date until the principal amount is paid in full. In addition, the Company entered into promissory notes with certain stockholders and another third party in the amount of $2,500,000. Offering costs related to the additional funding of $30,000,000 were 3% and will be fully amortized by March 11, 2024. Debt issuance costs amounted to $1,002,000 and will also be fully amortized by March 11, 2024. The amended and restated senior secured promissory note with Inherent includes additional consideration of $37,000,000 in principal which immediately converted to common shares of Aspiration upon execution of the amended and restated note. All accrued interest owed by the Company to the Lender from the issuance of the original note on March 12, 2021, was included as part of the additional principal consideration. Included in the terms of the amended and restated senior secured promissory note, Inherent is entitled to a discount ranging from 25% to 50%, depending on the amount raised in any future public transaction. If the Company closes a future public transaction with $200,000,000 or more in private investment in public equity (“PIPE”), the conversion will be at a 25% discount based on the final deal valuation. If the Company closes a future public transaction with less than $200,000,000 in PIPE, the conversion will be at a 50% discount based on the final deal valuation. The note includes a debt covenant which requires the Company to always maintain $10,000,000 in unencumbered liquidity until the principal and interest of both the initial and additional funding amounts have been paid in full to the Lender.

Upon execution of the amended and restated senior promissory note with Inherent and the amended and restated promissory notes with a certain stockholder and other third parties related to the initial tranche executed on July 23, 2021, the Company issued 2,193,895 shares of common stock.

On August 16, 2021, the Company repaid principal of $1,250,000 and a prepayment penalty of $568,750 for the promissory note issued on July 23, 2021, to a third party.

Merger with InterPrivate III Financial Partners Inc.

On August 18, 2021, Aspiration entered into an agreement and plan of merger by and among InterPrivate III Financial Partners Inc. (“InterPrivate III”), InterPrivate III Merger Sub Inc., a wholly owned subsidiary of InterPrivate III (“Merger Sub”), and InterPrivate III Merger Sub II LLC, a wholly owned subsidiary of InterPrivate III (“Merger Sub II”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by our board of directors on August 18, 2021. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by Aspiration’s and InterPrivate III’s stockholders, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly owned subsidiary of InterPrivate III (the “First Merger”) and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger. The transactions contemplated by the Merger Agreement are referred to as the “Business Combination.” In connection with the consummation of the Business Combination (the “Closing”), InterPrivate III will be renamed and is referred to herein as “New Aspiration” as of the time following such change of name.

Under the Merger Agreement, InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration for $1,750,000,000 in aggregate consideration (the “Aggregate Consideration”) in the form of New Aspiration Class A common stock (valued for this purpose at $10.00 per share), $200,000,000 of which (represented by 20,000,000 shares of New Aspiration Class A common stock) will be initially issued into escrow in connection with the PIPE Investment. The 20,000,000 shares of New Aspiration Class A common stock issued into escrow at the Closing will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares (as defined below) to the PIPE Investors (as defined below) and, otherwise, to the holders of capital stock of Aspiration as of immediately prior to the Closing. If certain conditions are met prior to the Closing, the 20,000,000 shares of New Aspiration Class A common stock issued into escrow at Closing may be increased by an additional 5,000,000 shares of New Aspiration Class A common stock for a total escrow amount of 25,000,000 shares of New Aspiration Class A common stock.

In connection with the Business Combination, certain accredited investors (the “PIPE Investors”), agreed to acquire, in private placements to close concurrently with the Closing, an aggregate of 20,000,000 shares of InterPrivate III Class A common stock (the “Committed Shares”), at a purchase price of $10.00 per share (the “PIPE Investment”). In addition, if during the last 10 trading days of the 60-day period following the effectiveness of the re-sale registration statement that New Aspiration has agreed to file with the SEC (the “Adjustment Period”), the volume weighted average price of one share of New Aspiration Class A common stock (as reported on the New York Stock Exchange) (the “Adjustment Period VWAP’) is less than $10.00 per share, each PIPE Investor will be entitled to receive from New Aspiration, for no additional consideration, a number of additional shares of New Aspiration Class A common stock (the “Additional Shares”) equal to the product of (x) the number of Committed Shares issued to a PIPE Investor at the Closing that such PIPE Investor holds through the last day of the Adjustment Period, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP and (B) the denominator of which is the Adjustment Period VWAP (provided that in no event shall the number of Additional Shares exceed the lesser of (i) the number of Committed Shares and (ii) such PIPE Investor’s pro rata portion of 20,000,000, or if increased pursuant to the Merger Agreement, 25,000,000, shares of New Aspiration Class A common stock (calculated based on the purchase price of such PIPE Investor’s Committed Shares relative to the sum of (i) the aggregate purchase price paid by all PIPE Investors and (ii) the purchase price of any additional securities purchased by an accredited investor in a private placement prior to the Closing). If the Additional Shares are issued to the PIPE Investors, there will be a corresponding adjustment to the portion of the Aggregate Consideration held in escrow to be released to the holders of capital stock of Aspiration as of immediately prior to the Closing such that the number of issued and outstanding shares of New Aspiration Class A common stock will not change.

Nano Banc Loan Modification

On August 31, 2021, the Company entered into a loan modification with Nano Banc. Under the original loan agreement, the Company borrowed $10,000,000 and was required to make interest only payments (at an initial rate of 6% per annum) through April 20, 2023, with all the principal amount outstanding and any accrued but unpaid interest due upon the maturity date of May 20, 2023. The modified loan agreement requires the Company to make principal and interest payments of $166,557 (at an initial rate of 5.5% per annum) beginning September 10, 2021, through the modified maturity date of September 1, 2026.

Founding Sponsorship Agreement with LA Clippers LLC

On September 13, 2021, the Company entered into a Founding Sponsorship Agreement (the “Sponsorship Agreement”) with LA Clippers LLC (the “LA Clippers”), a Delaware limited liability company, on behalf of itself and as marketing and service agent for, and on behalf of, Murphy’s Bowl LLC, a Delaware limited liability company that is an affiliate of the LA Clippers. The agreement will commence effective as of the Execution Date, and, unless earlier terminated pursuant to the provisions of the agreement, will expire at the conclusion of the 2043-2044 season. The Sponsorship Agreement requires the Company to pay annual rights fees in two equal installments on October 1st and January 1st of each contract year. The annual rights fees will amount to $7,500,000 for each of the contract years of 2021-2022, and 2022-2023. The annual rights fees will increase to $15,000,000 for the contract year of 2023-2024 escalating in the amount of $250,000 per year until expiration of the contract at the conclusion of the 2043-2044 season of the LA Clippers. As part of the increase in annual rights fees to $15,000,000 for the contract year of 2023-2024, the Company will become the exclusive sponsor of the LA Clippers jersey patch commencing on July 1, 2023 and ending on June 30, 2031, subject to the National Basketball Association rules and regulations, solely to the extent that the Sponsorship Agreement has not been earlier terminated.

Series C-4 Preferred Stock

On September 14, 2021, the Company entered into a Series C-4 Preferred Stock Purchase Agreement (the “C-4 SPA”) with certain stockholder, pursuant to which the Company issued 773,395 shares of Series C-4 Preferred Stock to certain stockholder at a price of $25.86 per share for aggregate proceeds of approximately $20.0 million at the initial closing thereunder. Pursuant to the C-4 SPA, certain stockholder deposited an additional $30,000,005 in an escrow account to be drawn upon by the Company for subsequent closings at its discretion, provided that upon each withdrawal, a corresponding number of shares of Series C-4 Preferred Stock are issued to certain stockholder at a price of $25.86 per share. Since the initial closing, Aspiration has issued an additional 773,395 shares of Aspiration Series C-4 preferred stock to a certain stockholder at a price of $25.86 per share for aggregate proceeds withdrawn from such escrow account of approximately $20.0 million.

The Series C-4 Preferred Stock has substantially similar rights, powers, obligations and restrictions as the other Series C Preferred Stock of the Company, except that the Series C-4 Preferred Stock (i) is not eligible for any earn outs payable pursuant to that certain Agreement and Plan of Merger, dated August 18, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC, and the Company (the “Merger Agreement”), (ii) has a liquidation preference based on its original issue price of $25.86 per share and (iii) in connection with a deemed liquidation event of the Company resulting from the transactions contemplated by the Merger Agreement, receives such amount per share as would have been payable to the Series C-4 Preferred Stock had all such shares been converted into Common Stock of the Company immediately prior to such deemed liquidation event.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Aspiration Partners, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aspiration Partners, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, temporary equity and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Correction of a Misstatement

As discussed in Note 1 to the consolidated financial statements, the 2019 financial statements have been restated to correct misstatements. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Los Angeles, California

August 23, 2021

Aspiration Partners, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2020	2019
Assets
Current assets:
Cash	$3,427,816	$2,312,863
Restricted cash (Note 14)	16,891,413	—
Accounts receivable from customers, net of allowance (Note 1)	1,149,005	774,709
Other receivables	1,495,298	148,838
Prepaid expenses	3,108,222	1,454,829

Total current assets	26,071,754	4,691,239
Operating lease right of use asset (Note 11)	1,871,004	1,494,711
Property and equipment, net (Note 4)	318,760	406,368
Intangible assets, net (Note 5)	7,016,653	5,876,915
Restricted cash, net of current portion	3,320,033	2,470,000
Other assets	13,775	95,607

Total assets	$38,611,979	$15,034,840

Liabilities, Temporary Equity and Stockholders’ Deficit
Current liabilities:
Note payable to bank, (Note 6)	$2,645,061	$1,959,883
Convertible promissory notes (Notes 3 and 6)	—	57,865,772
Accounts payable and accrued expenses	14,588,029	11,634,671
Operating lease liability, current portion (Note 11)	169,665	270,486
Capital received in advance (Note 14)	16,891,413	—

Total current liabilities	34,294,168	71,730,812

Long-term debt, net of unamortized issuance costs (Note 6)	9,917,950	—
Note payable to bank, net of current portion (Note 6)	715,839	—
Operating lease liability, net of current portion (Note 11)	1,831,330	1,289,368

Total liabilities	46,759,287	73,020,180

Commitments and contingencies (Note 10)
Temporary equity (Note 7):
Convertible preferred stock, par value $.000003: 39,355,746 and 37,191,066 shares authorized as of 2020 and 2019, respectively, 38,726,070 and 28,748,448 shares issued and outstanding as of December 31, 2020, and 2019, respectively Liquidation preference of $218,154,171 and $103,535,131 as of December 31, 2020, and 2019, respectively	193,423,541	87,296,744
Stockholders’ deficit (Note 7):
Common stock, par value $.000003: 80,000,000 authorized as of December 31, 2020, and 2019, and 15,222,825 and 14,392,775 issued and outstanding as of December 31, 2020, and 2019, respectively	46	43
Treasury stock	(260,888)	(260,888)
Additional paid-in capital	33,891,390	24,131,645
Accumulated deficit	(235,201,397)	(169,152,884)

Total stockholders’ deficit	(201,570,849)	(145,282,084)
Total liabilities, temporary equity and stockholders’ deficit	$38,611,979	$15,034,840

See accompanying Notes to Consolidated Financial Statements.

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,
	2020	2019
Revenues
Interchange	$5,050,574	$3,558,775
Interest	3,065,546	3,848,785
Subscription	2,873,853	1,919,411
Sustainability services	2,848,442	—
Product partnerships	800,164	79,583
Other	75,730	13,387

Total revenues	14,714,309	9,419,941
Cost of revenues
Service fees	6,154,582	4,615,476
Interchange	706,251	1,252,896
Sustainability services	678,468	—
ATM reimbursement fees	662,458	1,979,076
Interest	378,798	1,689,546
Subscription	287,713	186,334
Product partnerships	55,220	—
Other	61,011	33,055

Total cost of revenues	8,984,501	9,756,383
Gross profit (loss)	5,729,808	(336,442)
Operating expenses:
Advertising	22,107,543	36,950,839
Payroll and related costs	19,255,229	21,408,220
Professional fees	18,120,226	13,826,159
Occupancy	5,954,500	5,740,061
Fund expenses	631,109	1,889,784
Office	148,002	254,204
Miscellaneous	2,181,167	3,382,354
Provision for doubtful accounts	821,533	3,434,063
Depreciation and amortization	2,802,782	1,997,202

Total operating expenses	72,022,091	88,882,886

Loss from operations	(66,292,383)	(89,219,328)
Other income (expense):
Interest expense	(910,902)	(2,934,296)
Realized gains (losses), net (includes net gain of $152,785 in AOCI reclassification for previously unrealized net gain on securities)	—	357,831
Other income (expense), net	1,154,672	(170,329)

Total other income (expense)	243,770	(2,746,794)

Net loss	$(66,048,513)	$(91,966,122)

	Years Ended December 31,
	2020	2019
Other Comprehensive Loss
Reclassification adjustment for gains included in net loss	—	152,785

Total other comprehensive loss	—	152,785

Net comprehensive loss	$(66,048,513)	$(92,118,907)

Net loss available to common shareholder	$(66,048,513)	$(91,966,122)

Net loss per share
Basic and Diluted	$(4.53)	$(6.39)

Weighted-average shares outstanding:
Basic and Diluted	14,588,348	14,392,520

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Temporary Equity and Stockholders’ Deficit

Years ended December 31, 2020, and 2019

	Temporary Equity Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at December 31, 2018	25,835,162	$79	14,388,190	$43	$77,383,654	$(88,382,828)	$152,785	348,680	$(260,888)	$(11,107,234)
Prior period adjustment	—	63,355,610	—	—	(70,954,866)	11,196,066	—	—	—	(59,758,800)
January 1, 2019 (Restated)	25,835,162	63,355,689	14,388,190	43	6,428,788	(77,186,762)	152,785	348,680	(260,888)	(70,866,034)
Issuance of Series C-1 preferred stock and warrants	1,926,114	14,276,719	—	—	11,949,057	—	—	—	—	11,949,057
Issuance of Series C-2 upon conversion of debt	811,808	7,369,042	—	—	—	—	—	—	—	—
Issuance of Series C-3 upon conversion of debt	175,364	2,029,589	—	—	—	—	—	—	—	—
Issuance of common stock warrants to induce conversion of debt	—	—	—	—	3,877,486	—	—	—	—	3,877,486
Issuance of common stock warrants for services	—	—	—	—	274,972	—	—	—	—	274,972
Issuance of Series B-1 warrants for services	—	265,705	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	4,585	—	3,152	—	—	—	—	3,152
Stock-based compensation	—	—	—	—	1,598,190	—	—	—	—	1,598,190
Recognition of unrealized gain on sale of securities (included in net loss)	—	—	—	—	—	—	(152,785)	—	—	(152,785)
Net loss	—	—	—	—	—	(91,966,122)	—	—	—	(91,966,122)

Balance at December 31, 2019	28,748,448	$87,296,744	14,392,775	$43	$24,131,645	$(169,152,884)	$—	348,680	$(260,888)	$(145,282,084)

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Temporary Equity and Stockholders’ Deficit

Years ended December 31, 2020, and 2019

	Temporary Equity Convertible Preferred Stock			Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock		Total Stockholders’ Deficit
	Shares	Amount		Shares	Amount				Shares	Amount
Balance at December 31, 2019	28,748,448	$87,296,744		14,392,775	$43	$24,131,645	$(169,152,884)	$—	348,680	$(260,888)	$(145,282,084)
Issuance of Series C-1 preferred stock	4,006,776	54,550,878		—	—	—	—	—	—	—	—
Issuance of Apogee Promissory Notes (Note 12)	—	(10,045,608)		—	—	—	—	—	—	—	—
Issuance of Series C-2 preferred stock for services	211,122	1,410,101		—	—	—	—	—	—	—	—
Issuance of Series C-2 upon conversion of debt	3,410,546	30,958,553		—	—	—	—	—	—	—	—
Issuance of Series C-3 upon conversion of debt	2,349,178	27,188,367		—	—	—	—	—	—	—	—
Issuance of common stock warrants for services	—	—		—	—	6,855,888	—	—	—	—	6,855,888
Issuance of Series B-1 preferred stock warrants for services	—	265,705		—	—	—	—	—	—	—	—
Issuance of Series C-1 preferred stock warrants for services	—	1,798,801		—	—	—	—	—	—	—	—
Exercise of common stock warrants	—	—		830,050	3	8,297	—	—	—	—	8,300
Stock-based compensation	—	—		—	—	2,895,560	—	—	—	—	2,895,560
Net loss	—	—	—	—	—	—	(66,048,513)	—	—	—	(66,048,513)

Balance at December 31, 2020	38,726,070	$193,423,541		15,222,825	$46	$33,891,390	$(235,201,397)	$—	348,680	$(260,888)	$(201,570,849)

Aspiration Partners, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(66,048,513)	$(91,966,122)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,802,782	1,997,141
Stock-based compensation	2,895,560	5,475,676
Issuance of warrants for services	8,920,394	540,677
Amortization of debt issuance costs	59,817	24,069
Amortization of right-of-use asset	273,564	262,839
Increase in right-of-use asset	(649,857)	—
Realized gains on securities	—	(357,831)
Changes in assets and liabilities
Accounts receivable from customers and other receivables	(1,720,756)	(700,173)
Prepaid expenses	(1,653,393)	(999,335)
Other assets	81,832	(95,607)
Accounts payable and accrued expenses	3,234,506	11,574,878
Proceeds from capital received in advance	16,891,413	—
Operating lease liability	441,141	(260,757)

Net cash used in operating activities	(34,471,510)	(74,504,545)
Cash flows from investing activities:
Purchase of property and equipment	(144,376)	(336,190)
Proceeds from sale of investments	—	1,772,917
Capitalized internally generated software	(3,710,536)	(3,999,490)

Net cash used in investing activities	(3,854,912)	(2,562,763)
Cash flows from financing activities:
Proceeds from note payable to bank	3,360,900	—
Principal payments on note payable to bank	(2,000,000)	(1,000,000)
Proceeds from issuance of long-term debt, net	9,898,250	—
Proceeds from issuance of convertible promissory notes	—	28,120,000
Proceeds from exercise of common stock options	—	3,152
Proceeds from exercise of common stock warrants	8,300	—
Proceeds from sale of Series C-1 preferred stock	44,505,270	26,225,776
Proceeds from sale of Series C-2 preferred stock for services	1,410,101	—

Net cash provided by financing activities	57,182,821	53,348,928
Net increase (decrease) in cash and restricted cash	18,856,399	(23,718,380)
Cash and restricted cash at beginning of year	4,782,863	28,501,243

Cash and restricted cash at end of year	$23,639,262	$4,782,863
Reconciliation of cash and restricted cash
Cash	$3,427,816	$2,312,863
Restricted cash, current	16,891,413	—
Restricted cash, non-current	3,320,033	2,470,000

Total cash and restricted cash	$23,639,262	$4,782,863

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$359,901	$168,495

Supplemental disclosure of non-cash investing and financing activities:
Conversion of debt to preferred stock	$58,146,920	$9,398,631

Recognition of unrealized gain on sale of securities	$—	$152,785

Aspiration Partners, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Summary of Business and Significant Accounting Policies

Description of Business

Aspiration Partners Inc. (“Aspiration Partners”) was organized in 2013 as a Limited Liability Company (“LLC”). In 2015 the Company converted to a Corporation under the laws of the State of Delaware. The Company has five wholly owned subsidiaries, Aspiration Financial LLC (“Aspiration Financial”), Aspiration Fund Advisers LLC (“Aspiration Fund Advisers”), Aspiration Insurance Agency LLC (“Aspiration Insurance”), Aspiration Card Services LLC (“ACS”), and Make Earth Green Again LLC (“MEGA”), collectively the “Company” or “Aspiration”. Aspiration is a technology company providing sustainability services to individuals and enterprises through consumer financial products.

Aspiration Fund Advisers is a registered investment adviser with the United States Securities and Exchange Commission (“SEC”). Aspiration Financial is a registered broker-dealer in securities with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(a)(1)(ii). Aspiration Insurance was formed in November of 2019 and had no activity from November 8, 2019 (commencement of operations) through December 31, 2019. MEGA was formed in July of 2020, for the purpose of generating revenue related to various Environmental, Social, and Governance (“ESG”) initiatives including the Plant Your Change product which is available to individuals who do not currently have an account through Aspiration. ACS was formed in October of 2020, for the purpose of recording the operations related to the Company’s credit card product scheduled to launch in 2021.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Reclassification

The Company has reclassified certain amounts relating to its prior period results to conform to its current period presentation. These reclassifications have not changed the results of operations of prior periods.

Restatement of Prior Period

The Company failed to capitalize costs associated with the development and enhancement of its cash management application prior to January 1, 2019. As a result, the company has recorded an intangible asset of $5,066,043, accumulated depreciation of $1,684,837 as of January 1, 2019. The impact of the adjustment resulted in a $3,381,206 decrease in accumulated deficit as of January 1, 2019.

The Company recorded valuation adjustments to warrants issued prior to January 1, 2019, which amounted to a decrease in accumulated deficit of $297,978.

The Company recorded valuation adjustments to options issued prior to January 1, 2019, which amounted to an increase in accumulated deficit of $1,860,605.

The Company recorded valuation adjustments to restricted stock issued prior to January 1, 2019, which amounted to a decrease in accumulated deficit of $10,775,905.

The Company recorded an adjustment to decrease accumulated deficit in the amount of $215,604 for a duplicated expense improperly recorded prior to January 1, 2019.

The Company reclassified $63,355,689 from additional paid in capital to temporary equity that was issued prior to January 1, 2019.

The cumulative impact of the adjustments made prior to January 1, 2019, resulted in the Company decreasing the beginning accumulated deficit in the amount of $11,196,066 as of January 1, 2019, in the statement of temporary equity and stockholders’ deficit. The restatements resulted in a change in basic and diluted loss per share from ($6.53) to ($6.39) for the year ended December 31, 2019.

	As Previously Reported	Adjustment	As Restated
Consolidated Balance Sheet as of January 1, 2019
Intangible assets, net	$267,219	$3,381,206	$3,648,425
Accounts payable and accrued expenses	(3.010,164)	215,604	(2,794,560)
Temporary equity	—	(63,355,689)	(63,355,689)
Preferred stock par value	(79)	79	—
Additional paid-in capital	(77,383,654)	70,954,866	(6,428,788)

Accumulated deficit	$(88,382,828)	$11,196,066	$(77,186,762)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its five wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Going Concern Alleviated

These consolidated financial statements have been prepared in accordance with U.S. GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As shown in the accompanying consolidated financial statements, the Company had an accumulated deficit as of December 31, 2020, as well as operating losses and negative cash flows from operations since inception and expects to continue to incur net losses for the foreseeable future until such time that it can generate significant revenues from the acquisition of customers. The Company is established as a recurring revenue business which requires upfront cash expenditure to acquire customers with the expectation that they will generate revenue over a long period of time.

The Company’s management believes that the Company’s current cash position, following the completion of a debt transaction (as discussed in Note 14), organic growth of the Company’s customer base, and management’s forecasted growth plan, which the Company believes will result in increased revenue and an improvement in net income, will satisfy the Company’s estimated liquidity needs during the twelve months from the issuance of the consolidated financial statements. At the time these consolidated financial statements were available to be issued, the previously reported going concern has been alleviated based on the reasons above, and management does not have substantial doubt of the Company’s ability to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of its assets and liabilities, which are not readily apparent from other sources. These estimates are based on information available as of the date of the consolidated financial statements, including historical information and various other assumptions that the Company believes are reasonable under the circumstances. GAAP requires the Company to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, valuation of stock-based compensation including warrants, convertible promissory notes and certain investments, useful lives of property, equipment and software, the valuation allowance on deferred tax assets, and contingent liabilities. These judgments, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are disclosed in accordance with a three-level hierarchy (i.e., Level 1, Level 2, and Level 3) established under ASC Topic 820, Fair Value Measurement (“ASC 820”). The Company uses valuation techniques in determining the fair value of assets and liabilities based on assumptions that market participants would use in the primary or most advantageous market.

Cash

Cash includes unrestricted deposits with financial institutions in checking and money market accounts.

Restricted Cash

As of December 31, 2020, and 2019, cash of $1.5 million has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which is included in restricted cash, net of current portion on the consolidated balance sheets.

Additionally, the Company is required to maintain minimum cash deposits at certain financial institutions to collateralize letters of credit and debt facilities. The minimum cash deposits have been reported within restricted cash, net of current portion in the accompanying balance sheets.

The Company received $16,891,413 in cash proceeds in December of 2020 for issuances of Series C-1 preferred stock that occurred in January of 2021, which is included in restricted cash on the consolidated balance sheet as of December 31, 2020.

Investments

Investments are recorded at fair market value. Realized gains and losses are recorded in net income or loss in the year recognized. Unrealized gains and losses are recorded in other comprehensive income. Investment transactions are recorded on the trade date and carried at fair market value.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding plus potential common shares. Stock options, warrants and convertible instruments are considered potential common shares and are included in the calculation of diluted net income (loss) per share using the treasury stock method when their effect is dilutive. Potential common shares are excluded from the calculation of diluted net income (loss) per share when their effect is anti-dilutive. As of December 31, 2020, and 2019, there were 5,658,061 and 2,098,944 potential common shares, respectively, that were excluded from the calculation of diluted net loss per share because their effect was anti-dilutive.

Net income (loss) per share is calculated using the two-class method under which all distributed and undistributed earnings are allocated to each class of common stock and participating securities based on their respective rights to receive dividends. The Company grants several additional types of securities including convertible preferred stock, warrants, and stock options. The convertible preferred stockholders are entitled to receive preferred stock dividends and once converted, to take part in any undistributed earnings on a basis equivalent to those distributions paid out to holders of common stock. Warrant and stock option holders are not entitled to receive any nonforfeitable dividends or distributions, unless first converted to common stock. Given this, the convertible preferred stock meets the definition of participating securities, while the warrants and stock options do not, and the two-class method is required.

During periods of net loss and when no dividends are declared or paid, distributed earnings are equal to zero for both the convertible preferred stock and common stock. Additionally, all undistributed earnings are allocated to common stock, with none going to preferred stock, as there is no contractual obligation for these convertible preferred stockholders to share in the net loss. As a result, the calculated net income per share will be allocated entirely to common stock, with none of this allocation going to the convertible preferred stock, under the two-class method.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer. Step 2: Identify the performance obligation in the contract. Step 3: Determine the transaction price. Step 4: Allocate the transaction price to the performance obligation in the contract. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Interchange income represents revenues from electronic transactions made by customers. The income is paid by merchants who accept the customer transactions. Each processed transaction represents a distinct performance obligation. The Company transfers control of funds to the merchants when a debit card transaction is executed. Since the service is performed at a point in time, the Company can recognize revenue as and when the services are rendered. However, per industry practice, payment reports are generated and reconciled monthly; thus, the Company will record interchange fee revenue monthly using actual data.

Interest income is accrued as earned. Interest income is generated both from deposits in the Company’s qualified bank sweep program as well as from proprietary bank deposits.

Subscription income represents revenue from the Company’s “Pay What is Fair” (PWIF) and Aspiration Plus program. Customers may, at their discretion, make a payment to the Company for its services under the PWIF program. The payment can be modified at any time. In addition, customers may join the Aspiration Plus program with extended benefits at a set monthly or annual rate. The Company has two distinct performance obligations of facilitating depository services for the basic Aspiration account and subscription service for the Aspiration Plus program. The Company recognizes PWIF and Aspiration fees monthly. Annual fees on the Aspiration Plus program are paid upfront as a contract liability and accreted into revenue ratably over a 12-month period. At December 31, 2020, and 2019, the Company had deferred subscription income of $196,916 and $24,343, respectively, which is included in accounts payable and accrued expenses on the consolidated balance sheets.

Sustainability services revenue includes the Company’s “Plant Your Change” (PYC) revenue. PYC revenue represents income associated with customer purchases which are rounded up to the nearest dollar. For each customer transaction rounded up, the Company will plant a tree on behalf of the customer. The Company has one distinct performance obligation of planting trees for customers in exchange for consideration. The Company will recognize revenue at the point in time when trees are planted, which occurs simultaneously with the customer’s request to plant the tree given the continual planting of trees throughout each month. The Company recognizes PYC revenue monthly as received. Additionally, sustainability services revenue includes income the Company earns through contractual agreements with various corporations, partnerships, and individuals to plant trees for a fixed price. These revenues are also recognized monthly.

Product partnership revenue represents revenue from third-party partnerships to provide Aspiration customers with additional financial options. The company provides customers the ability to purchase various insurance policies through partnerships with registered insurance agencies. Aspiration generates lead commission revenue through this service. The Company has one bundled performance obligation related to these commissions which includes initiation of a marketing campaign, access to users, members, and visitors, and marketing the insurance agencies through the Aspiration website. The Company will recognize revenue at the point in time when the lead provided by Aspiration completes an insurance quote with the registered insurance agency. Insurance commissions are billed monthly in the month in which Aspiration generates the lead. Additionally, product partnership revenue represents income generated through international usage of debit cards. Each processed transaction represents a distinct performance obligation. International usage fees are charged as transactions occur and are deducted from customer accounts.

Receivable from and Payable to Customers

Receivables from customers consist primarily of customer overdrafts receivable and are included in accounts receivable from customers on the consolidated balance sheet. Payable to customers consist primarily of unsettled amounts in transit and are included in accounts payable and accrued expenses on the consolidated balance sheet.

Allowance for negative customer balances

Negative customer balances occur primarily when there are insufficient funds in a customer’s account to cover charges applied for Automated Clearing House returns, debit card transactions, and merchant-related chargebacks due to non-delivery or unsatisfactory delivery of purchased items, which are generally within the scope of our protection programs. Negative customer balances can be cured by the customer by adding funds to their account or receiving payments. For negative customer balances that are not expected to be cured or otherwise collected, we provide an allowance for expected losses. The allowance represents all negative balances and charged off amounts at the end of each month. We write-off negative customer balances in the month in which the balance becomes outstanding for 60 days. Write-offs that are recovered are recorded as a reduction to our allowance for negative customer balances. Negative customer balances are included in accounts receivable from customers, net of allowance on our consolidated balance sheets and were $751,944 and $4,023,596 for the years ended December 31, 2020, and 2019.

Net Capital Requirement

Aspiration Financial is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that Aspiration Financial maintain minimum net capital, as defined, of the greater of 2% of aggregate debits in the customer reserve formula, or $250,000. As of December 31, 2020, and 2019 Aspiration Financial had net capital of $3,368,075 and $1,682,192, which were $3,118,075 and $1,432,192, respectively, in excess of its required capital of $250,000.

Cost of Revenue

The Company’s cost of revenues consists primarily of service fees, interchange fees and rewards, consumer sustainability services, ATM reimbursement fees, interest, subscription fees, and product partnership fees.

Property and Equipment, Net

Property and equipment consist of computer equipment, and furniture and fixtures which are recorded at cost, less accumulated depreciation. Maintenance and repairs of premises and equipment are expensed as incurred; major improvements enhancing the function and/or useful life are capitalized. Computer equipment and furniture and fixtures are depreciated on a straight-line basis over three years.

The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from their respective accounts and any gain or loss is included in non-operating income or expense.

Intangible Assets, Net

Direct costs incurred to develop a cash management application, including those costs incurred in developing and enhancing the application, are capitalized and amortized generally over an estimated useful life of four years and are recorded as depreciation and amortization within the consolidated financial statements. The Company capitalized $3.7 million and $4.0 million of cash management application development costs for the years ended December 31, 2020, and 2019, respectively. Amortization expense for these capitalized costs was approximately $2.5 million, and $1.7 million for the years ended December 31, 2020, and 2019, respectively, and are included in intangible assets on the consolidated balance sheet. Costs related to the maintenance of the cash management application are expensed as incurred.

The Company’s website domain is amortized on a straight-line basis over the estimated useful life of fifteen years. The Company utilizes externally developed software which is amortized on a straight-line basis over the estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term excluding renewal periods or the estimated useful life, generally seven years.

The carrying amounts of intangible assets are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Events or changes in circumstances that could result in impairment include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business and significant negative industry or economic trends. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized through earnings by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment provisions recorded on intangible assets as of December 31, 2020, or 2019.

Stock-Based Compensation

The Company issues stock-based awards to employees and non-employees, generally in the form of stock options, pursuant to the Aspiration Partners, Inc’s 2015 Equity Incentive Plan (the “2015 Plan”). The Company accounts for its stock-based compensation awards to employees in accordance with FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and modifications to existing stock awards, to be recognized in the statement of operations over the vesting period based on their grant-date fair values.

The Company estimates the fair value of its stock-based awards of options to purchase shares of common stock to employees and non-employees using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the Company’s common stock price, (b) the expected stock price volatility, (c) the calculation of the expected term of the award, (d) the risk-free interest rate and (e) expected dividends. Due to the lack of a public market for the trading of its common stock and the subjectivity involved in finding comparable companies with similar economic and industry profiles, the Company has utilized company-

specific historical volatility data, derived from its 409A Common Stock Valuations, for its estimate of expected volatility. The volatility levels applied to these stock-based awards are selected based on the volatility level calculated in the most recent 409A valuation performed in relation to the grant date of each of these options. The Company uses the “plain-vanilla” method, as prescribed by ASC 718, to calculate the expected term for options granted to employees, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected term is applied to the stock option grant group as a whole, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. For options granted to non-employees, the contractual term of the arrangement is utilized as the basis for the expected term assumption. The risk-free interest rate is based on the U.S. Treasury daily treasury yield curve rate whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as the Company has never paid dividends and have no current plans to pay any dividends on its common stock. To the extent that forfeitures occur, the difference between the expense recorded and the amount of forfeitures is recorded as a cumulative adjustment in the period the forfeiture occurs. Stock-based compensation expense recognized in the consolidated financial statements is based on awards that are ultimately expected to vest.

Stock-based awards are subject to either service or performance-based vesting conditions. Compensation expense related to awards with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. Compensation expense related to awards with performance-based vesting conditions is recognized based on the grant date fair value over the requisite service period using the accelerated attribution method to the extent achievement of the performance condition is probable.

Income Taxes

All wholly owned subsidiaries are treated as disregarded entities for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the subsidiaries’ income or loss are passed through to Aspiration Partners, a C Corporation. The Company files U.S. federal and state income tax returns.

The Company accounts for income taxes using the assets and liability method. Provisions are made for the current and deferred income tax expense on pretax income adjusted for permanent and temporary differences based on enacted tax laws and applicable statutory tax rates. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained.

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. On an ongoing basis, management evaluates the deferred tax assets to determine if the tax benefits are expected to be realized in future periods. To the extent the benefit of a deferred tax asset is no longer expected to be realized, a valuation allowance is established with a corresponding charge through the provision for income taxes.

As it relates to the tax benefits associated with stock-based compensation, the Company has adopted the provisions of ASC 718-20, Compensation—Stock Compensation—Awards Classified as Equity (“ASC 718-20”), which provides the windfall tax benefit should not be recognized for financial statement purposes until the period in which the tax benefit reduces income taxes payable. The Company uses the with-and-without approach for determining the order in which tax benefits derived from the stock-based compensation awards are utilized. As a result of this approach, net operating loss carryforwards not related to stock-based compensation are utilized before the current period’s stock-based compensation deduction.

The Company has adopted the provisions of ASC 740-10, Income Taxes—Overall (“ASC 740-10”), which prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires that the Company recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on an annual basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties in the provision for income taxes in the statements of operations. There were no liabilities recorded for uncertain tax positions as of December 31, 2020, or 2019. The Company is subject to taxation in the U.S. and various state jurisdictions. The Company’s tax returns for the tax years 2016 through 2019 are open and are subject to examination by federal and state taxing authorities. The Company is not currently undergoing a tax audit in any federal or state jurisdiction.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company recognizes the change in unrealized gain on sale of securities, which is included in other comprehensive loss.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at the amortized cost basis, this update eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for the Company’s annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the effect the adoption of ASU 2019-12 will have on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 reduces the number of accounting models for convertible instruments and allows more contracts to qualify for equity classification. ASU 2020-06 is effective for the Company’s annual reporting periods beginning after December 15, 2023. Adoption is either a modified retrospective method or a fully retrospective method of transition. Early adoption is permitted, but no earlier than annual periods beginning after December 15, 2020. The Company is currently evaluating the effect the adoption of ASU 2020-06 will have on its consolidated financial statements.

Note 2. Summary of Risks

Industry Regulations

The Company has five wholly owned subsidiaries of which Aspiration Financial, and Aspiration Fund Advisers are subject to oversight and regulations from various authorities. Aspiration Financial is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry, primarily FINRA and the SEC. Aspiration Fund Advisers is regulated primarily by the SEC. Aspiration Financial and Aspiration Fund Advisers are also subject to the various securities commissions of the states and jurisdictions in which they operate. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company’s compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the regulated subsidiary has violated certain of these rules and regulations. Where possible, the subsidiaries correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the subsidiaries may be subject to disciplinary action including fines and/or prescribed changes to its operations, both of which may adversely affect the Company’s business and reputation. Regulatory changes could also adversely affect the Company’s business, particularly if those regulatory changes necessitate significant changes to the Company’s products, operations, or technology.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and segregated cash. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed the amounts insured by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counter party with which it conducts trading and brokerage activities.

Internally Developed Software Technology Risks

The Company’s internally developed proprietary software solutions operate in a fast-changing industry that could render its technology inferior or obsolete, resulting in the Company’s results of operations being materially adversely affected. The Company closely monitors trends and changes in technologies and customer demand that could adversely impact its competitiveness and overall success.

The Company’s internally developed software is inherently complex and may contain defects and errors that are only detectable when the products are in use. Such defects or errors could have a serious impact on the Company’s customers, which could damage its reputation, harm its customer relationships and expose it to liability. Any such defects or declines in demand could reduce the Company’s revenues and harm its ability to achieve or sustain desired levels of profitability.

Market Risk

The Company’s revenue is dependent upon economic and market conditions. The Company is vulnerable to risks if economic and market conditions weaken as customers may close or liquidate their accounts with the Company or reduce the fees they choose to pay to the Company and customer growth or retention could decrease. Any such declines in demand could reduce the Company’s revenues and harm its ability to achieve or sustain desired levels of profitability.

Data Security Risks

The industry in which the Company operates is prone to cyber-attacks by third parties seeking unauthorized access to Company data or customers’ data, or to disrupt the Company’s ability to provide service. Any failure to prevent or mitigate security breaches and improper access to or disclosure of Company data or customer data could result in the loss or misuse of such data, which could harm the Company’s business and reputation and diminish its competitive position. Efforts to protect Company data or the information received may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or customers to disclose information to gain access to Company data or customers’ data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although the Company has developed systems and processes that are designed to protect its data and customer data, to prevent data loss, and to prevent or detect security breaches, the Company cannot be certain that such measures will provide absolute security, and the Company may incur significant costs in protecting against or remediating cyber-attacks.

Affected customers or government authorities could initiate legal or regulatory actions against the Company in connection with any security breaches or improper disclosure of data, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing it to modify its business practices. Such incidents may also result in a decline in its customer base. Any of these events could have a material and adverse effect on the Company’s business, reputation, or financial results.

Fraud Risks

The Company operates a broker-dealer, and a cash management account, both of which involve the processing of customer deposits and withdrawals, including among the banking accounts the Company offers to customers as well as between the Company’s customer accounts and external customer bank accounts. As a result, the Company is exposed to significant risk of customer fraud, including chargebacks and fraudulent bank card transactions. The Company, along with its contractual partners, is also exposed to risks from fraudulent take-over of customer accounts, which may result in loss of customer funds from unauthorized withdrawals.

The combination and interaction of the Company’s cash management accounts also gives rise to the risk the Company’s products may be used for money laundering. While the Company proactively manages against such risks through standard industry as well as proprietary technologies and fraud monitoring, money laundering is closely scrutinized by securities and banking regulators, as well as the Company’s key business partners. Any increase in fraud or incidence of money laundering could also result in greater regulatory oversight of the Company’s business, increased regulatory compliance costs and operational burden, and reputational harm.

Key Partner Risks

The Company relies on a number of key partners to deliver certain services and features in its products, and adverse performance by those partners could have an adverse impact on the Company’s business, products, and financial results. In particular, the Company works with key technology partners to provide differentiating features in its consumer financial products and to protect all of the Company’s proprietary code and sensitive data. The Company also works with a banking partner, Coastal Community Bank, to provide fee-based services for the Aspiration cash management program. Failure of these or other key partners to deliver agreed services to the Company would materially adversely affect the Company’s ability to deliver its product to customers. Further, regulatory or compliance failures by its banking partner would disrupt the Company’s ability to offer the Aspiration cash management product, which would adversely affect the Company’s business, reputation, and financial results. In efforts to mitigate a portion of these risks the Company has put into place significant redundancies and contracted with multiple banking partners.

Competition Risk

The industry in which the Company operates is highly competitive, and competition presents an ongoing threat to the success of the business. The Company competes with other companies to provide sustainability and carbon reduction services to consumers and businesses. The Company also competes with other companies in the financial services space that provide investment advice or securities brokerage accounts, bank accounts, and other financial services, as well as with companies that sell advertising services. The Company also competes with other digital and traditional companies that offer similar products, and as the business grows, traditional consumer finance companies may view the Company as a significant threat to their business.

COVID-19

In December 2019, a novel strain of coronavirus emerged in China (“COVID-19”). While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, the long-term impact to our business and results of operations remains unknown. The extent to which the pandemic will further impact our financial results will depend on future developments, including, but not limited to, the duration and ultimate scope of the pandemic, the impact of variants of the disease, the availability and efficacy of vaccines, the speed at which such vaccines are administered, the likelihood of a resurgence of positive cases, the pace and scope of reductions in the restrictions on individuals and businesses taken by local, state, federal, and national governmental authorities intended to minimize the spread of the virus, and stimulus programs to provide economic and financial relief. Accordingly, business disruption related to the COVID-19 pandemic may continue to cause significant fluctuations in our business and materially affect our results of operations and financial condition.

Note 3. Fair Value of Financial Instruments

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2020, and 2019:

	Level 1	Level 2	Level 3	Total
As of December 31, 2020:
Liabilities.

Convertible Promissory Notes	$—	$—	$—	$—

	Level 1	Level 2	Level 3	Total
As of December 31, 2019:
Liabilities

Convertible Promissory Notes	$—	$—	$57,865,772	$57,865,772

During the year ended December 31, 2019, the Company issued additional convertible promissory notes (Level 3) and settled other certain convertible promissory notes (Level 3) carried at fair value resulting in a net increase in fair value of $21,456,136 from the prior year. During the year ended December 31, 2020, the Company settled all remaining convertible promissory notes at an aggregate fair value of $58,146,920 (see Note 6).

The changes in fair value of the convertible promissory notes (Level 3) for the year ended December 31, 2019, were as follows:

Convertible Promissory Notes
Ending balance at December 31, 2018	$36,409,636
Issuance of convertible promissory notes	30,854,768
Settlement of convertible promissory notes	(9,398,632)

Ending balance at December 31, 2019	$57,865,772

The changes in fair value of the convertible promissory notes (Level 3) for the year ended December 31, 2020, were as follows:

Convertible Promissory Notes
Ending balance at December 31, 2019	$57,865,772
Settlement of convertible promissory notes	(57,865,772)

Ending balance at December 31, 2020	$—

Note 4. Property and Equipment, Net

Property and equipment are recorded net of accumulated depreciation and summarized by major asset classification as follows:

	December 31, 2020	December 31, 2019	Useful Life
Computer equipment	$981,078	$840,594	3 years
Furniture and fixtures	25,869	25,869	3 years

Total property and equipment	1,006,947	866,463
Accumulated depreciation	(688,187)	(460,095)

Property and equipment, net	$318,760	$406,368

Depreciation expense for the years ended December 31, 2020, and 2019 was approximately $228,000 and $226,000, respectively.

Note 5. Intangible Assets

Intangible assets consist of the following:

	As of December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Cash management application	$9,059,518	$(3,415,494)	$5,644,024	4 years
Website domain	350,000	(140,000)	210,000	15 years
Software	48,576	(38,956)	9,620	3 years
Leasehold improvements	20,328	(7,057)	13,271	7 years

Total intangible assets	$9,478,422	$(3,601,507)	$5,876,915

Aggregate Amortization Expense:

For the year ended December 31, 2019	$1,771,000

	As of December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Life
Cash management application	$12,770,053	$(5,950,436)	$6,819,617	4 years
Website domain	350,000	(163,333)	186,667	15 years
Software	48,576	(48,576)	—	3 years
Leasehold improvements	20,328	(9,959)	10,369	7 years

Total intangible assets	$13,188,957	$(6,172,304)	$7,016,653

Aggregate Amortization Expense:

For the year ended December 31, 2020	$2,574,000

Estimated Amortization Expense:

For the year ended December 31, 2021	$2,780,143
For the year ended December 31, 2022	2,281,563
For the year ended December 31, 2023	1,411,457
For the year ended December 31, 2024	450,154
For the year ended December 31, 2025	23,333
Thereafter	70,002

Total	$7,016,653

Note 6. Notes Payable and Long-Term Debt

Term Note

On May 22, 2018, the Company entered into a loan and security agreement with Silicon Valley Bank (“SVB”) (“SVB Loan”). The loan agreement includes an initial tranche of up to a principal amount of $3,000,000 which was drawn on during 2018 and matures on September 1, 2021, and a second tranche with a principal amount of up to $2,000,000 which was available for draw through March 31, 2019. The Company did not make any draws against the second tranche. The loan was secured by substantially all assets of the Company. The Company made interest-only payments through March 31, 2019, with principal and interest payments beginning April 1, 2019. The loans accrued interest at a floating rate per annum of prime plus 1.0%. The interest rate as of December 31, 2019, was 5.75%. Early repayment of the debt was permitted without penalty. The Company had reporting covenants of providing monthly financial statements including key operating metrics within 30 days of month end as well as annual financial statements and projections within 60 days of year end. The Company complied with these requirements until the loan was paid off on June 5, 2020.

In connection with the SVB Loan, the Company issued ten-year warrants to purchase up to 35,113 shares of common stock of the Company at an exercise price of $3.09 per share, subject to adjustment as set forth in the warrant agreements. The warrants were classified within stockholders’ deficit. The fair value of the warrants at the date of issuance was estimated to be approximately $78,000 and was recorded as a debt discount and additional paid in capital. The discount will be amortized into interest expense over the term of the loan on a straight-line basis which approximates the effective interest method.

Outstanding SVB Loan obligation is as follows:

December 31, 2019
Principal amount	$2,000,000
Less: unamortized debt issuance costs	(40,117)

Loan payable less unamortized debt issuance costs	$1,959,883

Interest expense includes the following for the years ended December 31:

	2020	2019
Stated interest	$38,687	$168,495
Amortization of debt issuance costs	40,117	24,070

Total	$78,804	$192,565

On June 5, 2020, the Company paid the outstanding balance and accrued interest thereon of the SVB Loan amounting to approximately $2,000,000 including a payoff of the principal amount of $1,700,000.

Convertible Promissory Notes

In March 2018, the Company entered into a Securities Purchase Agreement with a certain purchaser. The purchaser lent the Company $2,000,000 under a convertible promissory note (“March 2018 Note”) that provided the lender with various rights and preferences, including interest at a rate of 5% per annum and conversion rights upon the consummation of the Company’s next qualified financing, as defined, whereby the convertible promissory notes would automatically convert into the classes and types of securities sold in such financing at a conversion price equal to the lesser of the Conversion Cap, which limits the maximum price set for conversion, or 80% of the price paid by the investors in the next qualified financing. On November 13, 2019, the March 2018 Note, carried at a fair value of $2,163,562, converted into 238,349 shares of the Company’s Series C-2 preferred stock at a conversion price of $9.08.

In November 2018, the Company entered into a Securities Purchase Agreement with certain purchasers, including certain stockholders of the Company. The purchasers lent the Company an aggregate of $34,000,000 under convertible promissory notes (“November 2018 Notes”) with similar terms to the March 2018 Note. The November 2018 Notes were scheduled to mature on January 31, 2021. In 2019, certain November 2018 Notes with an aggregate fair value of $5,205,480 converted into 573,459 shares of the Company’s Series C-2 preferred stock at a conversion price of $9.08. In 2020, the remaining November 2018 Notes with an aggregate fair value of $30,958,553, converted into 3,410,546 shares of the Company’s Series C-2 preferred stock at a conversion price of $9.08.

During the period of May 2019 through August 2019, the Company entered into a Securities Purchase Agreement with certain purchasers, including certain stockholders of the Company. The purchasers lent the Company an aggregate of $28,120,000 under convertible promissory notes (“2019 Notes”) that provide the lenders with various rights and preferences, including interest at a rate of 5% per annum and conversion rights upon the consummation of the Company’s next financing, as defined, whereby the convertible promissory notes would automatically convert into the classes and types of securities sold in such financing at a conversion price of 85% of the price paid by the investors in the next financing. In 2019, certain 2019 Notes with an aggregate fair value of $2,029,589 converted into 175,364 shares of the Company’s Series C-3 preferred stock at a conversion price of $11.57. In 2020, the remaining 2019 Notes with an aggregate fair value of $27,188,367 converted into 2,349,178 shares of the Company’s Series C-3 preferred stock at a conversion price of $11.57.

The Company has elected to account for the convertible promissory notes using the fair value model, which requires the Company to record changes in fair value as a component of other income or expense. The carrying value of the convertible promissory notes approximated fair value at issuance. As the notes contain certain limiting provisions with respect to future liquidation preference upon conversion into capital stock of the Company, the fair value approximates the carrying value as of December 31, 2019.

Interest expense related to the convertible promissory notes amounted to approximately $281,148 and $2,734,768 for the years ended December 31, 2020, and 2019, respectively, and related accrued interest is included in the carrying value of the convertible promissory notes on the balance sheets.

Nano Banc Loan Agreement

In May 2020, the Company entered into a term loan agreement with Nano Banc (“Nano”). The loan provides up to $10,000,000 of available borrowings. The loan matures on May 20, 2023 and is secured by substantially all assets of the Company. The Company is required to make interest only payments (at an initial rate of 6% per annum) through April 20, 2023. The principal amount outstanding plus any accrued but unpaid interest will be due upon maturity. As of December 31, 2020, there was $10,000,000 outstanding under the Nano facility.

Outstanding Nano Banc Term Loan obligation is as follows:

December 31, 2020
Principal amount	$10,000,000
Less: unamortized debt issuance costs	(82,050)

Loan payable less unamortized debt issuance costs	$9,917,950

Interest expense includes the following for the year ended December 31:

December 31, 2020
Stated interest	$321,214
Amortization of debt issuance costs	19,700

Total	$340,914

Paycheck Protection Program Loan

On April 8, 2020, the Company obtained a loan in the principal amount of $3,360,900 from Coastal Community Bank under the Paycheck Protection Program which is included in Note payable to bank on the consolidated balance sheet. The loan accrues interest at 1% and matures two years from the date of issuance. Monthly payments are $420,113 commencing after the end of the loan forgiveness covered period if the Company does not apply for forgiveness. On July 23, 2021, the Company applied for loan forgiveness with the Small Business Administration (“SBA”) and has yet to receive approval for forgiveness as of the date of these consolidated financial statements.

Note 7. Temporary Equity and Stockholders’ Deficit

Convertible Preferred Stock

On August 29, 2019, pursuant to a Securities Purchase Agreement, dated as of August 29, 2019, for the aggregate consideration of $26,226,000, the Company sold an aggregate of: (i) 1,926,114 shares of the Company’s Series C-1 preferred stock, and (ii) 4,570,927 common stock warrants. No registration rights were granted to the purchasers of these shares or warrants. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $4.68, subject to adjustment. The warrants expire 10 years from the date of issuance and vest immediately. The warrants are included within additional paid-in capital on the statement of temporary equity and stockholders’ deficit and will not be subject to remeasurement.

During August and November 2019, an aggregate of 811,808 shares of Series C-2 and 175,364 shares of C-3 were issued upon conversion of certain convertible promissory notes (see Note 6).

The Company sold 4,006,776 additional shares of Series C-1 preferred stock in multiple closings during 2020 for gross proceeds of approximately $54,550,878. The Company issued an additional 211,122 shares of Series C-2 preferred stock during 2020 for services in lieu of a cash payment obligation. The fair value for the services provided amounted to $1,410,101 (see Note 12).

As of December 31, 2020, and 2019, an aggregate of 4,570,927 common stock purchase warrants relating to securities purchase agreements were outstanding and exercisable.

During August 2020, an aggregate of 3,410,546 shares of Series C-2 and 2,349,178 shares of C-3 were issued upon conversion of certain convertible promissory notes (see Note 6).

Convertible preferred stock of the Company represents the issued and outstanding shares of Series Seed, Series A, Series B-1, Series B-2, Series B-3, Series B-4, Series B-5, Series C-1, Series C-2, and Series C-3.

The following table summarizes temporary equity as of December 31, 2019:

	Authorized Shares	Issued and Outstanding Shares	Carrying Value	Liquidation Preference
Series Seed Convertible Preferred Stock	7,500,000	7,500,000	$2,476,198	$2,499,750
Series A Convertible Preferred Stock	9,562,500	9,562,500	$15,476,659	$17,699,231
Series B Convertible Preferred Stock	9,027,901	8,772,662	$45,668,537	$47,711,774
Series C Convertible Preferred Stock	11,100,665	2,913,286	$23,675,350	$35,624,376

Total	37,191,066	28,748,448	$87,296,744	$103,535,131

The following table summarizes temporary equity as of December 31, 2020:

	Authorized Shares	Issued and Outstanding Shares	Carrying Value	Liquidation Preference
Series Seed Convertible Preferred Stock	7,500,000	7,500,000	$2,476,198	$2,499,750
Series A Convertible Preferred Stock	9,562,500	9,562,500	$15,476,659	$17,699,231
Series B Convertible Preferred Stock	9,027,901	8,772,662	$45,934,242	$47,711,774
Series C Convertible Preferred Stock	13,265,345	12,890,908	$129,536,442	$150,243,416

Total	39,355,746	38,726,070	$193,423,541	$218,154,171

Preferred Stock Rights and Preferences

The rights and preferences associated with the Company’s Series Seed, Series A, Series B-1, Series B-2, Series B-3, Series B-4, Series B-5, Series C-1, Series C-2, and Series C-3 convertible preferred are summarized as follows:

Conversion Rights

The holders, at their option, can convert their shares of Preferred Stock into Common Stock at any time. The number of shares of common stock into which the holder of Preferred Stock shall be entitled upon conversion shall be determined by multiplying the number of shares of Preferred Stock to be converted by (i) the sum of the applicable Preferred Stock series purchase price plus all accrued but unpaid dividends divided by (ii) the conversion price then in effect (currently the Original Issue Price).

The Preferred Stock shall automatically convert into Common Stock, immediately upon the first to occur of (i) the date at which the holders of Required Majority approve such conversion, or (ii) the closing of an initial public offering of the Company’s Common Stock at a per share price of at least $40.8477 resulting in gross proceeds of at least $100,000,000.

The Company shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for effecting the conversion of shares of Preferred Stock, such number that shall be sufficient to affect the conversion of all outstanding shares of Preferred Stock.

Dividend Rights

Dividends may be declared and paid to the holders of the Preferred Stock simultaneous with dividends declared and paid to the holders of Common Stock, in cash, securities, or other property of the Company, when determined by the Board of Directors. If and when declared, holders of Preferred Stock and holders of Common Stock shall be entitled to share equally, on an as converted to Common Stock and on a per share basis, in such dividends.

For the years ended December 31, 2020, and 2019, no dividends were declared nor paid.

Liquidation preference

In an event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock then outstanding shall be entitled, on a pari passu basis, to be paid out of the assets available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of (a) the original issue price for such series, plus accrued but unpaid dividends or (b) the amount that such holders of shares of Preferred Stock would be entitled to receive had they converted such shares of Preferred Stock into shares of Common Stock immediately prior to such liquidation. The original issue price of each series of Preferred Stock as of December 31, 2015 is: $0.3333 – Series Seed, $1.8509 – Series A, $7.0522 – Series B-1, $2.1586 – Series B-2, $2.7342 Series B-3, $3.1659 – Series B-4, $6.3470 – Series B-5, $13.6159 – Series C-1, $9.0773 – Series C-2 and $11.5735 – Series C-3.

Redemption

The Preferred Stock is not mandatorily redeemable by the holder or the Company.

Voting

The holders of outstanding shares of Preferred Stock (i) shall be entitled to vote together with the holders of the common stock as a single class, on an as-converted to Common Stock basis, on all matters submitted for a vote of holders of common stock; (ii) shall have such other voting rights as are specified in the Certificate of Incorporation or as otherwise provided by Delaware law; and (iii) shall be entitled to receive notice of any stockholders’ meetings in accordance with the Certificate of Incorporation and bylaws of the Company.

The holders of a majority of the shares of Series Seed and Series A Preferred Stock, voting together as a single class, are entitled to elect one (1) director of the Company, the holders of a majority of the shares of Series B Preferred Stock are entitled to elect two (2) directors of the Company, and the holders of majority of the shares of Common Stock are entitled to elect one (1) director to the Company. In the event that the total number of outstanding shares of Series C Preferred Stock exceeds 3,672,177 at any time, thereafter the holder of record of the Series C Preferred Stock shall be entitled to elect one (1) director to the Company. The holders of record of a majority of the shares of Common Stock and of any other class or series of voting stock (including Preferred Stock), shall be entitled to elect the balance of the total number of directors of the Company.

Shares Available for Issuance

As of December 31, 2020, there were no shares of Series Seed, Series A, Series B-1, Series B-2, Series B-3, Series B-4, Series B-5, Series C-2, or Series C-3 convertible preferred stock available for issuance. As of December 31, 2020, there were 255,239 shares of Series B-1 and 374,437 shares of Series C-1 convertible preferred stock available for issuance.

As of December 31, 2019, the number of common shares available for issuance under the Company’s amended certificate of incorporation were as follows:

Authorized number of common shares	80,000,000
Common shares outstanding	(14,392,775)
Stock awards outstanding under the 2015 Equity Incentive Plan	(4,533,135)
Stock awards available for grant under the 2015 Equity Incentive Plan	(8,037,340)
Reserve for the conversion of preferred stock	(28,748,448)
Reserve for the conversion of warrants	(6,604,592)
Treasury stock available for issuance	348,680

Available for issuance as of December 31, 2019	18,032,290

As of December 31, 2020, the number of common shares available for issuance under the Company’s amended certificate of incorporation were as follows:

Authorized number of common shares	80,000,000
Common shares outstanding	(15,222,825)
Stock awards outstanding under the 2015 Equity Incentive Plan	(5,478,193)
Stock awards available for grant under the 2015 Equity Incentive Plan	(7,092,282)
Reserve for the conversion of preferred stock	(38,726,070)
Reserve for the conversion of warrants	(7,221,014)
Treasury stock available for issuance	348,680

Available for issuance as of December 31, 2020	6,608,296

Note 8. Income Taxes

The Company has not provided for federal or state current or deferred income taxes for the years ended December 31, 2020, and 2019, as a result of the net losses incurred in previous years and carried forward any uncertainties regarding their utilization.

A reconciliation of the statutory United States federal income tax rate to the Company’s effective tax rate is as follows:

	December 31,
	2020	2019
Federal statutory rate	21.00%	21.00%
Permanent differences	-0.2%	-1.1%
Research and development	0.8%	0.6%
State taxes	3.3%	4.2%
Valuation allowance	-24.9%	-25.1%
Other	—	0.4%

Total	$0.00%	0.00%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred Tax Assets:
Net operating loss	$53,595,822	$41,304,327
Stock-based compensation	3,484,771	649,262
Lease liability	470,069	375,981
Other–DTA	234,551	104,702
R&D credit	1,817,962	1,056,954

Total Deferred Tax Assets	59,603,175	43,491,226
Deferred Tax Liabilities:
Internally developed software	(1,641,808)	(1,360,415)
Right-of-use asset	(456,922)	(360,279)

Total	(2,098,730)	(1,720,694)
Total Deferred Tax Assets and Liabilities	57,504,445	41,770,532

Less: Valuation Allowance	(57,504,445)	(41,770,532)

Net Deferred Taxes	$—	$—

The Internal Revenue Code Section 382 places limitations on the use of net operating loss (“NOL”) carryforwards after an ownership change. The Company determined that an ownership change may have occurred upon one or more private placements of preferred shares, resulting in a restriction of federal NOL carryforwards. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Currently, we expect the utilization of our net operating losses in the near term to be affected by certain limitations placed on these carryforwards as a result of one or more of our private placements of preferred shares.

Realization of the NOL carryforwards and other deferred tax assets is contingent upon future taxable earnings. The deferred tax assets were reviewed for expected utilization using a “more likely than not” approach by assessing the available positive and negative evidence surrounding their recoverability. The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the Company’s historical inability to generate profits to utilize NOLs. The net increase in the valuation allowance is primarily related to increases in federal and state NOL carryovers.

As of December 31, 2020, the Company had approximately $210 million of federal NOL carryforwards available to offset future income. Approximately twenty percent of total federal NOLs expire at various dates beginning in 2035, with the remainder having an unlimited life. As of December 31, 2020, the Company had approximately $140 million of state NOL carryforwards available to offset future income that expire at various dates beginning in 2035. As of December 31, 2035, the Company had approximately $1.1 million federal and $860k California general business credit carryforwards, respectively, that will begin to expire in 2038 and 2036, respectively.

Note 9. Stock-Based Compensation and Warrants

2015 Equity incentive plan

The Company has a stock option plan, the 2015 Equity Incentive Plan (the “Plan”) as most recently amended on August 29, 2019, which is administered by the Board of Directors. Under the Plan, stock options, restricted stock and restricted stock units to purchase a total of 12,570,475 shares of Common Stock may be granted to eligible employees and consultants of the Company. The options have a contractual term of ten years. Generally, the options vest immediately or over the requisite service period of up to five years, as determined by the Board of Directors, upon each option grant.

Options issued under the Plan are classified as either incentive stock options (“ISO’s”) or non-qualified stock options (“NSO’s”). The Board of Directors grants ISO’s at an exercise price equal to the fair value of the Company’s common stock on the date of grant. For grants of incentive stock options, if the grantee owns, or is deemed to own, 10% or more of the total voting power of the Company, then the exercise price shall be 110% of the fair market value on the date of grant.

A summary of the activity of the Company’s stock option plan for the years ended December 31, 2020, and 2019 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding as of January 1, 2019	4,749,603	$1.98
Granted	1,997,664	4.68
Forfeited	(1,794,548)	3.79
Expired	(414,999)	2.45
Exercised	(4,585)	0.69

Options outstanding as of December 31, 2019	4,533,135	2.41
Granted	1,865,526	4.77
Forfeited	(588,883)	3.61
Expired	(331,585)	3.12
Exercised	—	—

Options outstanding as of December 31, 2020	5,478,193	$3.04

Options exercisable as of December 31, 2020	3,772,327	$2.32

The estimated fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were used:

	2020	2019
Assumptions
Dividend yield	0%	0%
Expected life	7.27 years	6.22 years
Risk-free interest rate	0.71%	2.28%
Expected volatility	45.00%	45.00%

Stock-based compensation expense for options granted under the Plan was approximately $1,203,894 and $1,797,126 for the years ended December 31, 2020, and 2019, respectively. Total compensation cost related to unvested awards not yet recognized as of December 31, 2020, and 2019, amounted to approximately $3,071,121 and $3,026,271 respectively, and will be recognized over a weighted-average period of approximately 1.49 and 1.26 years, respectively.

The weighted average grant date fair values of options granted during the years ended December 31, 2020, and 2019 were $2.12 and $2.17, respectively.

The following table summarizes information about Company stock options outstanding as of December 31, 2019:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
$0.54	1,537,980	6.8			1,509,231	6.0
$0.66	432,208	6.1			330,333	6.8
$3.09	1,386,321	8.4			456,133	8.1
$4.68	1,176,626	9.4			125,471	9.5

	4,533,135	7.9	$2.41	$10,311,513	2,421,168	6.7	$8,300,685

The following table summarizes information about Company stock options outstanding as of December 31, 2020:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
$0.54	1,537,980	4.5			1,537,980	4.5
$0.66	408,458	4.3			408,458	4.3
$3.09	725,014	7.3			609,652	7.3
$4.68	941,215	7.9			517,932	7.5
$4.77	1,865,526	9.9			698,305	9.9

	5,478,193	7.3	$3.04	$9,487,151	3,772,327	6.3	$9,255,247

Common stock warrants

The Company has issued warrants to purchase shares of common stock to non-employees as compensation for services (“Compensation Warrants”), of which 2,547,234 are outstanding as of December 31, 2020. These Compensation Warrants have a weighted average exercise price of $5.99, and a remaining contractual life of 6.1 years. Stock-based compensation expense related to the Compensation Warrants was approximately $6,878,035, and $43,691 for the years ended December 31, 2020, and 2019, respectively. As of December 31, 2020, and 2019, total compensation cost related to unvested common stock warrants not yet recognized amounted to approximated $43,384 and $34,933 respectively and will be recognized over a weighted-average period of approximately 0.8 years.

The Company has issued warrants (“SVB Warrants”) to its lender, SVB, in the aggregate of 102,853, all of which are fully vested and outstanding as of December 31, 2019. The SVB Warrants have a weighted average exercise price of $1.41. The grant date fair value of the SVB warrants has been recorded as a debt discount and will be amortized to interest expense over the term of the related note (see Note 6).

During August 2019, the Company issued an aggregate of 830,050 common stock warrants (“Inducement Warrants”) to a certain investor as an inducement to convert the November 2018 and 2019 convertible promissory notes held concurrent with the first closing of the Series C-1 equity raise. The Inducement Warrants have an exercise price of $0.01 and a contractual term of 10 years and were fully vested on date of grant. The aggregate grant date fair value of approximately $3,877,500 was recorded as an expense in the statement of operations and comprehensive loss on the date of grant. During October 2020, the Inducement Warrants were exercised.

The average grant date fair values of common stock warrants granted during the years ended December 31, 2020, and 2019 was $4.77 and $4.62, respectively.

A summary of the activity of common stock warrants for the years ended December 31, 2020, and 2019 is presented below:

	Warrant Shares	Weighted Average Exercise Price
Warrants outstanding as of January 1, 2019	1,183,887	$12.90
Granted	5,420,705	3.97

Warrants outstanding as of December 31, 2019	6,604,592	5.57
Granted	1,446,472	0.01
Exercised	(830,050)	0.01

Warrants outstanding as of December 31, 2020	7,221,014	$5.09

Warrants exercisable as of December 31, 2020	7,006,992	$4.83

Preferred stock warrants

The company has issued warrants to purchase shares of Preferred Shares to certain service providers, of which 387,398 are outstanding as of December 31, 2020. These warrants have a weighted average exercise price of $4.65 and a remaining contractual life of 8.0 years. Stock-based compensation expense related to the preferred stock warrants was approximately $2,064,506 and $265,705 for the years ended December 31, 2020, and 2019, respectively. As of December 31, 2020, total compensation cost related to unvested preferred stock warrants not yet recognized, amounted to approximated $575,700 and will be recognized over a weighted-average period of approximately 2 years.

The grant date fair values of preferred stock warrants granted during the year ended December 31, 2020, was $13.61 per warrant.

A summary of the activity of preferred stock warrants for the years ended December 31, 2020, and 2019 is presented below:

	Warrant Shares	Weighted Average Exercise Price
Warrants outstanding as of January 1, 2019	255,239	$7.05
Granted	—	—

Warrants outstanding as of December 31, 2019	255,239	7.05
Granted	132,159	0.01

Warrants outstanding as of December 31, 2020	387,398	$4.65

Warrants exercisable as of December 31, 2020	276,794	$3.67

Restricted common stock

Upon the Company’s conversion from an LLC to a Delaware Corporation in August 2015 (“Conversion”), certain stockholders of the LLC (“Stockholders”) owned membership interests in the LLC. In connection with the Conversion each of the Stockholders entered into a Restricted Stock Agreement (“RSA”) with the Company, dated August 5, 2015, which caused the previously fully vested unrestricted membership interests in the LLC (“Subject Shares”) held by the Stockholders to become unvested common stock subject to vesting requirements as more fully described below.

There are 10,568,210 of the Subject Shares that remain outstanding and fully participating but will be subject to forfeiture or repurchase by the Company (“Buyback Shares”) under certain circumstances and at specified prices, as further defined under the RSA. Subject to various conditions, the right of the Company to purchase the Buyback Shares shall terminate in installments generally over a period of four to five years, subject to adjustment to reflect stock splits, reverse stock splits or combinations, generally at the end of each month following the one-year anniversary of the vesting commencement date, with the Company’s right to repurchase any of the Buyback Shares terminating upon the full vesting of the Subject Shares.

Note 10. Commitments and Contingencies

The Company is subject to various claims, legal proceedings, and investigations covering a range of matters that arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals. If not so covered, these various claims, legal proceedings, and investigations are without merit, or involve such amounts that would not have a significant effect on the financial position or results of operations of the Company if outcomes were unfavorable.

Note 11. Leases

The Company leases its headquarters office facility in Marina Del Rey, California. Pursuant to the lease agreement “HQ Lease” executed in March 2017, the Company rented 7,305-square-feet of office facilities through October 31, 2024. The Company executed the “Second Amendment to Lease” in September 2020, which extended the term of the initial lease for a period of twenty-four months through October 31, 2026. Additionally, the amendment allowed for a deferment of a portion of the Company’s base rent for the period from September 1, 2020, through March 31, 2021. The office lease requires the Company to pay for taxes, maintenance, and operating expenses.

The Company’s headquarters lease does not include the characteristics specified in ASC 842, Leases, that require classification as financing leases and accordingly, it is accounted for as an operating lease. The lease has 5.8 years remaining in the terms. Measurement of the operating lease liability reflects an estimated discount rate of 5.5% applied to future minimum lease payments, based on the incremental borrowing rate experienced in the Company’s latest collateralized debt. For the years ended December 31, 2020, and 2019, total operating lease expenses under the HQ Lease was $364,000 and $376,000, respectively, including variable lease expenses such as common area maintenance and operating costs.

In addition to the HQ Lease, the Company leases several other office facilities under month-to-month or initial lease terms of twelve months or less. For the years ended December 31, 2020, and 2019 total rent expense related to these facilities amounts to approximately $740,000 and $990,000, respectively.

The tables below show the beginning balances of the operating lease right-of-use assets and liabilities as of January 1, 2020, and 2019, and ending balances as of December 31, 2020, and 2019, including the changes during the periods.

Operating lease right-of use assets:
Operating lease right-of use asset at January 1, 2019	$1,757,551
Amortization right-of-use asset	(262,840)

Operating lease right-of-use asset at December 31, 2019	$1,494,711

Operating lease right-of use asset at January 1, 2020	$1,494,711
Increase in right-of-use asset due to lease amendment	649,858
Amortization right-of-use asset	(273,565)

Operating lease right-of-use asset at December 31, 2020	$1,871,004

Operating lease liabilities:
Operating lease liabilities at January 1, 2019	$1,820,611
Principal payments on operating lease liabilities	(260,757)

Operating lease liabilities at December 31, 2019	1,559,854

Less: non-current portion	1,289,368

Current portion at December 31, 2019	$270,486

Operating lease liabilities at January 1, 2020	$1,559,854
Increase in lease liabilities due to lease amendment	649,858
Principal payments on operating lease liabilities	(208,717)

Operating lease liabilities at December 31, 2020	2,000,995

Less: non-current portion	1,831,330

Current portion at December 31, 2020	$169,665

As of December 31, 2020, the maturities of the Company’s operating lease liabilities are as follows:

2021	$275,194
2022	471,377
2023	397,100
2024	411,450
2025	430,114
Thereafter	367,343

Total lease payments	$2,352,578
Less: imputed interest	(351,583)

Total lease liabilities	$2,000,995

Note 12. Related-Party Transactions

Aspiration Foundation

The Company donates 10 percent of all “PWIF” revenue to Aspiration Foundation, a related party through common ownership. Total charitable contributions made to Aspiration Foundation are redistributed to charities aligned with Aspiration’s mission. During the years ended December 31, 2020, and 2019, contributions to Aspiration Foundation were $245,002 and $186,334, respectively, and are included in subscription expense in the consolidated statements of operations and comprehensive loss.

RJB Advisory Agreements

The Company has entered into various advisory agreements for professional services with RJB Partners, LLC, a firm in which a member of the Company’s Board of Directors is a partner and has a beneficial interest. During the years ended December 31, 2020, and 2019, the Company paid RJB Partners, LLC $664,975 and $436,500, respectively, which is included in professional fees in the consolidated statements of operations and comprehensive loss.

Reforestation Revenue

The Company recorded reforestation revenue in the amount of $248,766 during the year ended December 31, 2020, for the purchase of trees by members of the Company’s Board of Directors.

Alpha Edison

The Company incurred $50,000 in legal expenses during the year ended December 31, 2019, which were paid to Alpha Edison, a firm in which a member of the Company’s Board of Directors is a partner and have a beneficial interest. As of December 31, 2020, and 2019, these expenses are included in accounts payable in the consolidated balance sheet.

PT Aspiration Trust

The Company issued 211,122 shares of Series C-2 preferred stock during 2020 to PT Aspiration Trust, an entity in which a member of the Company’s Board of Directors has a beneficial interest. The shares were issued for consulting services related to the Company’s Environment, Social, and Governance (“ESG”) business in lieu of a cash payment obligation to RJB Partners, LLC. The fair value for the services provided amounted to $1,410,101.

Apogee Promissory Notes

During 2020, a series of separate promissory notes were executed during the period to Apogee Pacific LLC (“Apogee”), a company in which a member of the Company’s Board of Directors is a stockholder and has a beneficial interest. Each note bears interest at a rate of 6% per annum which will be paid-in-kind each month in addition to the principal amount of the promissory note due at maturity. The Company loaned the stockholder an aggregate of $9,641,291 under a series of promissory notes noted below:

Loan Date	Term	Principal	Interest	Total
3/17/2020	36 months	$7,090,000	$337,299	$7,427,299
4/30/2020	36 months	413,176	16,640	429,816
5/31/2020	36 months	429,290	15,102	444,392
6/30/2020	36 months	427,423	12,985	440,408
7/31/2020	36 months	417,707	10,797	428,504
8/31/2020	36 months	380,498	8,609	389,107
11/20/2020	36 months	483,197	2,885	486,082

	Total	$9,641,291	$404,317	$10,045,608

These financings are for previous C-1 convertible preferred stock purchases (see Note 6) and the outstanding balance of $10,045,608 for these promissory notes as of December 31, 2020, is recorded as a reduction to the C-1 convertible preferred stock on the consolidated balance sheet as of December 31, 2020.

Note 13. Business Segment Information

Each of our reportable segments is a strategic business unit that serves specific needs of our customer based on the products and services provided. The segments are based on the manner in which management views the financial performance of the business. The primary financial measures used by the Chief Operating Decision Maker (“CODM”) to evaluate performance and allocate resources are revenue and gross profit. The CODM does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not included.

The Company has three reportable segments, which are Consumer Financial Services, Consumer ESG, and Corporate ESG and are defined as follows:

•

Consumer Financial Services includes all financial services provided within Aspiration’s banking application, including consumer deposits services, consumer investment in the Redwood Fund, and insurance referral programs.

•	Corporate ESG includes sustainability initiatives offered to businesses to perform tree planting services and developing sustainability initiatives.

•	Consumer ESG includes sustainability initiatives offered to individuals to perform tree planting services and developing sustainability initiatives including Plant Your Change services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in Note 1.

Information on the reportable segments revenue and segment operating profit are as follows:

	Year Ended December 31, 2020
	Financial Services	Consumer ESG	Corporate ESG	Total
Interchange	$5,050,574	$—	$—	$5,050,574
Interest	3,065,546	—	—	3,065,546
Subscription	2,873,853	—	—	2,873,853
Sustainability services	—	2,210,942	637,500	2,848,442
Product partnerships	800,164	—	—	800,164
Other	75,730	—	—	75,730

Total segment revenues	11,865,867	2,210,942	637,500	14,714,309

Service Fees	6,154,582	—	—	6,154,582
Interchange	706,251	—	—	706,251
Sustainability Services	—	678,468	—	678,468
ATM Reimbursement Fees	662,458	—	—	662,458
Interest	378,798	—	—	378,798
Subscription	287,713	—	—	287,713
Product Partnerships	55,220	—	—	55,220
Other	6,225	—	54,786	61,011

Total segment cost of revenues	8,251,247	678,468	54,786	8,984,501

Gross profit (loss)	$3,614,620	$1,532,474	$582,714	$5,729,808

	Year Ended December 31, 2019
	Financial Services	Consumer ESG	Corporate ESG	Total
Interchange	$3,558,775	$—	$—	$3,558,775
Interest	3,848,785	—	—	3,848,785
Subscription	1,919,411	—	—	1,919,411
Product partnerships	79,583	—	—	79,583
Other	13,387	—	—	13,387

Total segment revenues	9,419,941	—	—	9,419,941

Service Fees	4,615,476	—	—	4,615,476
Interchange	1,252,896	—	—	1,252,896
ATM Reimbursement Fees	1,979,076	—	—	1,979,076
Interest	1,689,546	—	—	1,689,546
Subscription	186,334	—	—	186,334
Product Partnerships	—	—	—	—
Other	33,055	—	—	33,055

Total segment cost of revenues	9,756,383	—	—	9,756,383

Gross profit (loss)	$(336,442)	$—	$—	$(336,442)

Note 14. Subsequent Events

The Company has evaluated subsequent events through August 23, 2021, the date the consolidated financial statements are available for issuance.

Apogee Promissory Notes

The Company loaned an aggregate of $2,317,913 under a series of promissory notes to a certain stockholder noted below:

Loan Date	Term	Amount
1/06/2021	36 months	$462,518
1/28/2021	36 months	432,391
2/18/2021	36 months	480,812
3/30/2021	36 months	483,724
4/30/2021	36 months	458,468

	Total	$2,317,913

These financings are for previous C-1 convertible preferred stock purchases (see Note 6).

RJB Advisory Agreement

On July 29, 2021, the Company paid $475,000 for professional services to RJB Partners, LLC, a firm in which a member of the Company’s Board of Directors is a partner and has a beneficial interest, for services in 2021 related to Aspiration Sustainable Impact Services LLC.

Series C-1 Convertible Preferred Stock Financing

The Company sold 2,176,323 additional shares of Series C-1 in multiple closings during January 2021 for gross proceeds of $29,638,115. The Company received $16,891,413 of these proceeds prior to December 31, 2020, which is included in restricted cash and capital received in advance as of December 31, 2020, on the consolidated balance sheet.

Inherent Senior Secured Promissory Notes

On March 12, 2021, the Company entered into a senior secured promissory note with Inherent Group, LP (“Inherent”) (the Lender). The note provides for the aggregate principal amount not to exceed $60,000,000. The note matures on March 11, 2024 and is secured by substantially all assets of the Company. For the initial funding, the Company accrues interest at a rate of 12% per annum from closing date until the day prior to the first anniversary, 15% per annum from the first anniversary until the day before the second anniversary, and 18% per annum from the second anniversary thereafter. The holders of the notes have the option to receive payment-in-kind for 50% interest payments such that the amount of interest paid-in-kind shall be added to, and capitalized as part of, the principal amount of these notes and deemed to be principal outstanding under the debt. The principal amount outstanding plus any accrued but unpaid interest will be due upon maturity. On March 12, 2021, the Company drew an initial funding amount of $30,000,000 in principal under the senior secured promissory notes and an additional $3,000,000 in principal under promissory notes with a certain stockholder, and other third parties. Offering costs related to the initial funding of $33,000,000 were 3% and will be fully amortized by March 11, 2024. Debt issuance costs amounted to $3,406,535 and will also be fully amortized by March 11, 2024. The note contains a voluntary prepayment redemption in which the note can be called by the Company at a rate of 140%, 150%, 175%, or 200% of the outstanding principal, accrued interest, and interest paid-in-kind, depending on the timing of the redemption. Additionally, the note contains an equity conversion option upon a qualifying financing event. Upon the occurrence of a qualified financing event, the note holders can exercise their option to call back the note which would require the Company to settle the outstanding note by issuing common shares to the holders in the amount of 120% of the outstanding principal, accrued interest, and interest paid-in-kind.

Inherent Senior Secured Promissory Notes – Amended and Restated

On July 23, 2021, the Company entered into an amended and restated senior secured promissory note with Inherent. The note provides for the Company to receive additional funding in the amount of $30,000,000 in principal from Inherent, which was funded concurrently with such amendment on July 23, 2021. The note matures on March 11, 2024 and is secured by substantially all assets of the Company. For the additional funding, the Company accrues interest at a rate of 8% per annum from closing date until the principal amount is paid in full. In addition, the Company entered into promissory notes with certain stockholders and another third party in the amount of $2,500,000. Offering costs related to the additional funding of $30,000,000 were 3% and will be fully amortized by March 11, 2024. Debt issuance costs amounted to $1,002,000 and will also be fully amortized by March 11, 2024. The amended and restated senior secured promissory note with Inherent includes additional consideration of $37,000,000 in principal which immediately converted to common shares of Aspiration upon execution of the amended and restated note. All accrued interest owed by the Company to the Lender from the issuance of the original note on March 12, 2021, was included as part of the additional principal consideration. Included in the terms of the amended and restated senior secured promissory note, Inherent is entitled to a discount ranging from 25% to 50%, depending on the amount raised in any future public transaction. If the Company closes a future public transaction with $200,000,000 or more in private investment in public equity (“PIPE”), the conversion will be at a 25% discount based on the final deal valuation. If the Company closes a future public transaction with less than $200,000,000 in PIPE, the conversion will be at a 50% discount based on the final deal valuation. The note includes a debt covenant which requires the Company to always maintain $10,000,000 in unencumbered liquidity until the principal and interest of both the initial and additional funding amounts have been paid in full to the Lender.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERPRIVATE III FINANCIAL PARTNERS INC.,

INTERPRIVATE III MERGER SUB INC.,

INTERPRIVATE III MERGER SUB II LLC

AND

ASPIRATION PARTNERS INC.

DATED AS OF AUGUST 18, 2021

(i)

(ii)

(iii)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of August 18, 2021, by and among InterPrivate III Financial Partners Inc., a Delaware corporation (“Parent”), InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub II”), and Aspiration Partners Inc., a Delaware corporation (the “Company”). Each of the Company, Parent, Merger Sub and Merger Sub II shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which (a) Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”);

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Mergers, taken together, constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Company are parties within the meaning of Section 368(b) of the Code. This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions (as defined below), including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Mergers be adopted by the stockholders of the Company;

WHEREAS, concurrently with the Parties’ execution and delivery of this Agreement, the Required Company Stockholders have each executed and delivered to Parent support agreements in the form attached hereto as Exhibit A (collectively, the “Support Agreements”), pursuant to which the Required Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the Company Stockholders or pursuant to an action by written consent of the Company Stockholders) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby (the “Company Stockholder Approval”);

WHEREAS, the board of directors of Parent has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Parent Stockholder Matters be adopted by the stockholders of Parent (the “Parent Board Recommendation”);

WHEREAS, (a) the board of directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement providing for the First Merger, (ii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Mergers, be adopted by Parent in its capacity as the sole stockholder of Merger Sub; and (b) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and the Transactions, including the Mergers;

WHEREAS, Parent, as the sole member of Merger Sub II has approved this Agreement and the Transactions, including the Mergers;

WHEREAS, prior to the Closing, Parent shall: (a) subject to obtaining the approval of the Parent Stockholder Matters, adopt the Second Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) in the form attached hereto as Exhibit B; and (b) amend and restate the existing bylaws of Parent (the “Parent A&R Bylaws”) substantially in the form attached hereto as Exhibit C;

WHEREAS, pursuant to the Parent A&R Bylaws, following the Closing, certain shares of Parent Class A Stock and Equity Interests convertible into shares of Parent Class A Stock, issuable to current holders of Company Stock or Equity Interests of the Company convertible into Company Stock, excluding the Excluded Lock-up Shares, may not be transferred by their holder, subject to certain exceptions, for a period of 180 days following the Closing;

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor is entering into a Sponsor Support Agreement (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit D;

WHEREAS, on or about the date hereof, Parent has obtained commitments from certain investors for a private placement of Parent Class A Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions; and

WHEREAS, in connection with the consummation of the Mergers, Parent and the Company Stockholders will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.01, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parent and the Company agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email .pdf files.

Section 1.02 Closing Documents.

(a) At the Closing, Parent, Merger Sub, or Merger Sub II as applicable, shall deliver to the Company:

(i) a certified copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii) a copy of the Registration Rights Agreement, duly executed by Parent;

(iii) a copy of the First Certificate of Merger, duly executed by Merger Sub;

(iv) a copy of the Second Certificate of Merger, duly executed by Merger Sub II;

(v) copies of resolutions and actions taken by Parent’s, Merger Sub’s and Merger Sub II’s board of directors and stockholders (or managers, as applicable) in connection with the approval of this Agreement and the Transactions;

(vi) a copy of the Escrow Agreement, duly executed by the Parent and the Escrow Agent; and

(vii) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.02.

(b) At the Closing, the Company shall deliver to Parent:

(i) a copy of the First Certificate of Merger, duly executed by the Company;

(ii) a copy of the Second Certificate of Merger, duly executed by the Company;

(iii) a copy of the Registration Rights Agreement, duly executed by the Company Stockholders party thereto;

(iv) copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(v) a schedule (the “Merger Consideration Schedule”) reflecting: (A) the Stockholder Merger Consideration, (B) each Company Stockholder’s applicable portion of the Stockholder Merger Consideration (it being understood and agreed that the calculations set forth in such schedule shall be prepared in accordance with the Company’s Charter Documents and the requirements of the DGCL); and (C) each Earn Out Participant’s Earn Out Pro Rata Share of any Earn Out Shares which may be earned upon the occurrence of each applicable Triggering Event in accordance with Article III; and

(vi) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.03.

Section 1.03 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall adopt the Parent A&R Charter and the Parent A&R Bylaws.

(b) Parent shall make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.

(c) Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing, and for which final invoices have been delivered to the Company at least two Business Days prior to the Closing Date.

(d) Parent shall (on behalf of the Company) pay, or, cause to be paid, all Company Transaction Costs, to the extent not paid by the Company prior to the Closing, to the applicable payees and for which final invoices have been delivered to Parent at least two Business Days prior to the Closing Date, by wire of immediately available funds; provided, that the amounts included in the Company Transaction Costs may be paid promptly after the Closing Date as necessary.

(e) Parent shall contribute to Merger Sub: (i) the amount of cash remaining in the Trust Account and (ii) the PIPE Investment Amount after giving effect to the Parent Stockholder Redemption and the payment of all Parent Transaction Costs and Company Transaction Costs.

(f) The First Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware.

(g) The Second Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA and filed with the Secretary of State of the State of Delaware.

(h) Parent shall deposit (or cause to be deposited) with the Exchange Agent the Stockholder Merger Consideration.

ARTICLE II

THE MERGERS

Section 2.01 Effective Times. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL and DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.02 The Mergers. At the First Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the First Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company for periods after the First Effective Time until the Second Effective Time shall include the Surviving Corporation). At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Entity after the Second Merger and as a direct, wholly owned subsidiary of Parent (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

Section 2.03 Effect of the Mergers. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the First Effective Time. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub II and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub II and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

Section 2.04 Governing Documents.

(a) Subject to Section 7.10, at the First Effective Time: (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the First Effective Time and (ii) the bylaws of the Company as in effect immediately prior to the First Effective Time shall be the bylaws of the Surviving Corporation from and after the First Effective Time.

(b) Subject to Section 7.10, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended to read the same as the certificate of formation and operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time, except that the name of the Surviving Entity shall be determined by the Company and shall include the name “Aspiration”.

Section 2.05 Directors and Officers of the Surviving Corporation and the Surviving Entity. The directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation as of immediately following the First Effective Time, and shall continue as such until their respective successors are duly elected or appointed, subject to their earlier death, resignation or removal. Immediately after the Second Effective Time, the officers of the Surviving Entity shall be those individuals as determined by Parent immediately following the Closing.

Section 2.06 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (a) (i) the product of the Exchange Ratio multiplied by the total number of shares of Company Stock held by the Company Stockholders as of immediately prior to the First Effective Time minus (ii) the Escrow Shares (the “Stockholder Merger Consideration”), (b) the amount, if any, released by the Escrow Agent from the Escrow Account to the Company Stockholders as set forth in Section 2.14(b)(ii) and the Escrow Agreement, and (c) the contingent right to receive the Earn Out Shares following the Closing in accordance with Article III (collectively, the “Total Stockholder Consideration”). The Stockholder Merger Consideration shall be paid in the form of shares of Parent Common Stock.

Section 2.07 Effect of the Mergers on the Company Stock.

(a) Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, Merger Sub II, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(i) Each share of Company Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding at the First Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive (A) a number of shares of Parent Class A Stock equal to the Exchange Ratio and (B) with respect to the holder thereof, (i) its Escrow Pro Rata Share of any Escrow Shares released by the Escrow Agent from the Escrow Account to the Company Stockholders as set forth in Section 2.14(b)(ii) and the Escrow Agreement and (ii) its Earn Out Pro Rata Share of any Earn Out Shares in shares of Parent Class A Stock in accordance with Article III, in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.10. Notwithstanding the foregoing, the aggregate number of shares of Parent Class A Stock issuable to each Company Stockholder pursuant to Section 2.07(a)(i)(A) shall be reduced by a number of shares of Parent Class A Stock equal to such Company Stockholder’s Escrow Pro Rata Share of 20,000,000 shares of Parent Class A Stock, to be held in escrow pursuant to Section 2.14. As of the First Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of shares of Company Stock (other than Excluded Shares or Dissenting Shares) shall thereafter represent only the right to receive the applicable portion of the Total Stockholder Consideration.

(ii) No fraction of a share of Parent Common Stock will be issued by virtue of the Mergers, and any such fractional share (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Stockholder) shall be rounded down to the nearest whole share.

(iii) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the First Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iv) Each share of Company Stock held in the Company’s treasury or owned by Parent, Merger Sub, Merger Sub II or the Company immediately prior to the First Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(v) The numbers of shares of Parent Common Stock that the Company Stockholders are entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date hereof and prior to the Closing.

(b) On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any securities of Parent or the Surviving Corporation: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the limited liability company interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, which shall constitute 100% of the outstanding equity of the

Surviving Entity, all of which shall be owned by Parent, which shall continue as the sole member of the Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Merger Sub II as of immediately prior to the Second Effective Time shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

Section 2.08 Treatment of Company Options, Company Warrants and Convertible Notes.

(a) Effective as of the First Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, shall by virtue of the First Merger and without any action on the part of Parent or the Company, be assumed by Parent and shall be converted into a stock option (a “Converted Option”) to acquire shares of Parent Class A Stock. Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including vesting) as applied to the Company Option immediately prior to the First Effective Time (but taking into account any changes thereto provided for in the applicable Equity Incentive Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the First Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of Parent Class A Stock determined by multiplying the number of shares of the Company Stock subject to such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Each holder of a vested Converted Option as of immediately following the First Effective Time shall also be entitled to receive its Earn Out Pro Rata Share of any Earn Out Shares in Converted Options exercisable for shares of Parent Class A Stock if a Triggering Event occurs in accordance with Article III. As of the First Effective Time, all Company Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 2.08(a). The Company shall take all necessary or desirable actions to effect the treatment of Company Options pursuant to this Section 2.08(a) in accordance with the Equity Incentive Plan and the applicable award agreements.

(b) The term “Company Warrant” means each unexercised warrant to purchase shares of Company Stock from the Company held by any Person, whether or not then vested or fully exercisable, granted prior to the First Effective Time (each such Person, a “Company Warrantholder”), and the term “Exercisable Company Warrant” means each Company Warrant that is vested or fully exercisable immediately prior to the First Effective Time. Each Company Warrant that is issued and outstanding immediately prior to the First Effective Time, shall be exercised or terminated immediately prior to the First Effective Time in accordance with the terms of the agreements underlying such Company Warrant.

(c) Prior to the First Effective Time, each Convertible Note will be converted into Company Stock, be paid off in accordance with the terms thereof or remain outstanding as Indebtedness without the right to convert into capital stock following the First Effective Time.

(d) Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, Parent shall assume any outstanding Indebtedness of the Company.

Section 2.09 Dissenting Shares. Notwithstanding Section 2.07, shares of Company Stock outstanding immediately prior to the First Effective Time and held by a Company Stockholder who has not voted in favor of the Mergers or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into the right to receive such Company Stockholder’s applicable portion of the

Total Stockholder Consideration in accordance with Section 2.07(a)(i) (such shares of Company Stock being referred to collectively as the “Dissenting Shares”), unless such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the First Effective Time, such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration. The Company shall give Parent prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Stock or dissenters’ rights, attempted withdrawals of such demands, notices, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or dissenters’ rights or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 2.10 Surrender of Company Stock and Certificates and Disbursement of Closing Consideration.

(a) Subject to this Section 2.10, at the First Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder by way of the Exchange Agent such Company Stockholder’s applicable portion of the Stockholder Merger Consideration (the “Closing Consideration”).

(b) Prior to the First Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of paying each Company Stockholder their portion of the Closing Consideration; provided, however, that Parent shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(c) At the First Effective Time, Parent shall make available the aggregate amount of the Closing Consideration (the “Exchange Fund”). At the First Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d) Promptly after the First Effective Time (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder (other than holders of Excluded Shares or Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title shall pass, only upon proper transfer of each share of Company Stock held by such Company Stockholder to the Exchange Agent, including, as applicable, delivery of any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), such letter of transmittal to be in such form and have such other provisions as Parent may reasonably agree; and (ii) instructions for transferring such shares of Company Stock to the Exchange Agent, including, as applicable, for surrendering any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered evidence of the proper transfer of its shares of Company Stock to the Exchange Agent, including, as applicable, the surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) at least two Business Days prior to the Closing Date. Upon proper transfer of each share of Company Stock to the Exchange Agent in accordance with the terms of the Surrender Documentation, including, as applicable, surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), the Exchange Agent will deliver to the holder of such shares of Company Stock in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.10(a), with the Stockholder Merger Consideration being delivered via book-entry issuance, in each case, after giving effect to any required Tax withholdings as provided in Section 2.11; provided, however, that if the holder of such shares of Company Stock properly transfers to the Exchange Agent such shares of Company Stock, including, as applicable, by surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder thereof in exchange therefor such holder’s portion of the Closing Consideration covered by such shares of Company Stock in accordance with clauses (A) and (B) of this sentence on the Closing Date or as promptly as practicable thereafter. Any shares of Company Stock transferred and any Certificates so surrendered in connection therewith shall forthwith be cancelled. Until so surrendered or transferred, any shares of Company Stock and any Certificates shall represent after the First Effective Time for all purposes only the right to receive the applicable portion of the Total Stockholder Consideration attributable to such shares of Company Stock or such Certificates. No interest will be paid or accrued on any amount payable upon due transfer of such shares of Company Stock or such Certificates. In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Stockholder Consideration to be delivered upon due transfer of the underlying shares of Company Stock may be issued to such transferee only if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable are presented to the Exchange Agent.

(e) From and after the First Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificate is presented to the Surviving Corporation, Surviving Entity, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest) the portion of the Total Stockholder Consideration represented by such Certificate.

(f) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund, if applicable) that remains unclaimed by the Company Stockholders for 180 days after the First Effective Time shall be delivered to the Surviving Entity. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of their respective portion of the Total Stockholder Consideration (after giving effect to any required Tax withholdings as provided in Section 2.11) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) or valid transfer of its shares of Company Stock, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Surviving Entity, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a Public Official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(g) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, or the Surviving Corporation or the Surviving Entity with respect to such Certificate, the Exchange Agent shall issue the portion of the Total Stockholder Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.11).

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and their Affiliates and representatives shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, Merger Sub II, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination (and Parent shall use commercially reasonable efforts to provide at least five Business Days’ prior notice of any such deduction or withholding). To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity. Parent, Merger Sub and Merger Sub II agree to reasonably cooperate with the Company in order to reduce or eliminate any deduction or withholding of Taxes required to be made in connection with the transactions contemplated by this Agreement.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub and Merger Sub II, the officers and directors or members, as applicable, (or their designees) of the Company, Merger Sub and Merger Sub II are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Tax Treatment of the Mergers. For U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follow the U.S. federal income tax treatment), each of the Parties intends that the Mergers constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements) to which each of Parent and the Company are parties under Section 368(b) of the Code (the “Intended Income Tax Treatment”). This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, in each case, except as otherwise required by a change in applicable law after the date hereof or as required by a determination within the meaning of Section 1313(a) of the Code. No Party shall knowingly take or knowingly cause to be taken any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment.

Section 2.14 Additional Shares.

(a) Upon and subject to the Closing, Parent and Escrow Agent shall enter into the Escrow Agreement, pursuant to which Parent shall cause to be delivered to the Escrow Agent on the Closing Date 20,000,000 out of the shares of Parent Class A Stock otherwise issuable to the Company Stockholders at the Closing, which shall be set aside in the Escrow Account. The shares of Parent Class A Stock delivered into the Escrow Account (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock occurring on or after the Closing), as long as they remain in the Escrow Account, shall be referred to as the “Escrow Shares”, and shall be held in escrow for the duration of the Adjustment Period and disbursed in accordance with the terms of this Agreement, the Subscription Agreements and the Escrow Agreement. The parties will take all necessary action so that (i) the Escrow Shares shall appear as issued and outstanding on the balance sheet of Parent and shall be legally outstanding under applicable state law, (ii) all dividends paid on the Escrow Shares shall be distributed currently to the persons who would be entitled to receive such Escrow Shares assuming a full release of such Escrow Shares to the Company Stockholders pursuant to Section 2.14(b)(ii), and (iii) all voting rights in respect of such Escrow Shares while they are held in the Escrow Account shall be exercisable by or on behalf of the persons who would be entitled to receive such Escrow Shares assuming a full release of such Escrow Shares to the Company Stockholders pursuant to Section 2.14(b)(ii). The Parent shall deliver a written instruction to the Escrow Agent to disburse all or a portion of the Escrow Shares in accordance with the terms and conditions of this Section 2.14(b) and in the manner set forth and as further described in the Escrow Agreement (each such instruction, a “Release Instruction”).

(b) On the Measurement Date:

(i) if the Adjustment Period VWAP is less than $10.00 per share of Parent Class A Stock, then Parent will instruct the Escrow Agent to promptly (but in any event within five Business Days) after the Measurement Date, release all or a portion of the Escrow Shares in the Escrow Account to the Parent for issuance to the PIPE Investors, with each PIPE Investor receiving a number of shares of Parent Class A Stock equal to the product of (x) the number of shares of Parent Class A Stock issued immediately prior to the Closing to such PIPE Investor under such PIPE Investor’s Subscription Agreement which such PIPE Investor continues to hold through the Measurement Date, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP, and (B) the denominator of which is the Adjustment Period VWAP (such Escrow Shares, the “Additional Shares”); provided, that in no event shall the number of Additional Shares issued to all PIPE Investors exceed 20,000,000 shares of Parent Class A Stock in the aggregate. Notwithstanding anything to the contrary herein, no fraction of a share of Parent Class A Stock will be issued pursuant to this Section 2.14(b)(i), and if a PIPE Investor would otherwise be entitled to a fraction of a share of Parent Class A Stock, such PIPE Investor shall instead have the number of Additional Shares issued to such PIPE Investor rounded down to the nearest whole share of Parent Class A Stock. If any Escrow Shares remain in the Escrow Account after transfer to Parent of the shares of Parent Class A Stock sufficient to satisfy in full of the obligation to issue Additional Shares to the PIPE Investors pursuant to this Section 2.14(b)(i), such remaining Escrow Shares shall be distributed to the Company Stockholders in accordance with each Company Stockholders’ Escrow Pro Rata Shares as set forth on an updated Merger Consideration Schedule prepared and delivered by Parent to the Escrow Agent.

(ii) if the Adjustment Period VWAP is equal to or more than $10.00 per share of Parent Class A Stock, then Parent will instruct the Escrow Agent to promptly (but in any event within five Business Days) after the Measurement Date, release all the Escrow Shares in the Escrow Account to the Company Stockholders, in accordance with an updated Merger Consideration Schedule prepared and delivered by Parent to the Escrow Agent, which will specify the Escrow Shares that each Company Stockholder is entitled to receive under this Section 2.14(b)(ii) in accordance with each Company Stockholders’ Escrow Pro Rata Share.

(c) Notwithstanding anything in this Agreement to the contrary, if (i) at any time from the Closing through the Measurement Date, a PIPE Investor is not the record and beneficial owner of all the Committed Shares (as defined in the Subscription Agreements) initially issued to such PIPE Investor pursuant to such PIPE Investor’s Subscription Agreement or such PIPE Investor otherwise transfers its Committed Shares from the Parent’s transfer agent’s custody to a brokerage or other account not controlled by the Parent’s transfer agent on behalf of such PIPE Investor or (ii) at any time prior to the Measurement Date, a PIPE Investor or any Person acting on its behalf or pursuant to any understanding with such PIPE Investor, directly or indirectly, engages in any transaction in breach of Section 4(r) of such PIPE Investor’s Subscription Agreement, such PIPE Investor shall automatically and irrevocably forfeit any right to or interest in any Additional Shares.

ARTICLE III

EARN OUT

Section 3.01 Issuance of Earn Out Shares. Following the Closing, during the Earn Out Period, within the earlier of five Business Days after the occurrence of the applicable Triggering Event and the end of the Earn Out Period, Parent shall issue or cause to be issued to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) an aggregate of up to 100,000,000 shares of Parent Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock and Converted Options occurring on or after the Closing, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements. Upon the occurrence of a Triggering Event, each Earn Out Participant shall be entitled to receive a one-time issuance of its Earn Out Pro Rata Share of the Triggered Earn Out Shares with respect to such Triggering Event.

In no event will the Earn Out Participants be entitled to receive more than an aggregate of 100,000,000 Earn Out Shares. Any unearned portion of the Earn Out Shares not earned prior to the expiration of the Earn Out Period shall be forfeited.

Section 3.02 Acceleration Event. If, during the applicable portion of the Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price equal to or in excess of the applicable Common Share Price required in connection with an applicable Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control any applicable Earn Out Shares that have not previously been issued to the Company Stockholders (whether or not previously earned) shall be deemed earned (and such Triggering Event achieved); provided, however, that such Earn Out Shares shall be deemed earned (and such Triggering Event achieved) only (a) if such Change of Control has been approved by a majority of the independent directors on the board of directors of Parent; and (b) to the extent the price per share of Parent Common Stock in the Change of Control equals or exceeds the applicable Common Share Price required in connection with such Triggering Event. For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether a Common Share Price required in connection with an applicable Triggering Event has been achieved, the price paid per share of Parent Common Stock shall be calculated as if the Earn Out Shares with respect to such Triggering Event (inclusive of all other Triggering Events that are achieved by such Common Share Price) are issued and outstanding.

Section 3.03 Tax Treatment of Earn Out Shares and Escrow Shares. The Parties intend for any issuance of Earn Out Shares and any release of Escrow Shares to the Company Stockholders pursuant to Section 2.14(b) (excluding any issuance or release that is properly treated as compensation for applicable Tax purposes, and excluding any amounts properly characterized as interest for applicable tax purposes), including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, to be treated as an adjustment to the Total Stockholder Consideration by the Parties that is eligible for treatment as qualifying property that may be received without the recognition of gain in connection with the Mergers for U.S. federal income Tax purposes, and the Parties agree to prepare and file all Tax Returns consistent with such treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, except as otherwise required by a change in applicable law after the date hereof or as required by a determination within the meaning 1313(a) of the Code, and any such issuance of Earn Out Shares or release of Escrow Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except (a) as set forth in the disclosure letter dated as of the date of this Agreement delivered by the Company to Parent, Merger Sub and Merger Sub II prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), and (b) as contemplated by the Pre-Closing Restructuring, the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub II as follows:

Section 4.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been made available to Parent or its Representatives.

Section 4.02 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.02 of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its Representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 82,000,000 shares of Company Common Stock, of which 17,502,006 shares are issued and outstanding as of the date of this Agreement; and (ii) 40,887,705 shares of preferred stock (the “Company Preferred Stock”), of which 9,562,500 shares of Company Series A Preferred Stock, 5,248,998 shares of Company Series B-1 Preferred Stock, 123,034 shares of Company Series B-2 Preferred Stock, 1,365,217 shares of Company Series B-3 Preferred Stock, 1,956,032 shares of Company Series B-4 Preferred Stock, 79,381 shares of Company Series B-5 Preferred Stock, 8,094,525 shares of Company Series C-1 Preferred Stock, 4,433,476 shares of Company Series C-2 Preferred Stock, 2,524,542 shares of Company Series C-3 Preferred Stock and 7,500,000 shares of Company Series Seed Preferred Stock are issued and outstanding as of the date of this Agreement. There are 14,070,475 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan. The Company Warrants to purchase 7,221,014 shares of Company Common Stock, 255,239 shares of Company Series B-1 Preferred Stock and 142,159 shares of Company Series C-1 Preferred Stock are issued and outstanding as of the date of this Agreement. No other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements and (B) the Company’s Charter Documents. Section 4.03(a) of the Company Disclosure Letter contains a true and correct list of (x) all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof, and (y) each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Other than the Company Options, Company Warrants and Convertible Notes, (i) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company and (ii) the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

(c) The outstanding shares of capital stock (or other Equity Interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock (or other Equity Interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Section 4.03(c) of the Company Disclosure Letter; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other Equity Interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other Equity Interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other Equity Interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other Equity Interests). Except for the Equity Interests of the Company Subsidiaries set forth on Section 4.02(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Each Company Option (i) was granted in all material respects in compliance with (A) all Applicable Legal Requirements and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued; and (ii) has a grant effective date identical to or later than the date on which the board of directors or compensation committee of the Company actually awarded such Company Option.

(e) Except as provided for in this Agreement, as a result of the consummation of the Transactions, other than issuances required under the terms of a Company Benefit Plan as in effect on the date hereof, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Due Authorization. Other than the Company Stockholder Approval, the Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.05. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent,

Merger Sub and Merger Sub II) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under any Company Material Contract or Approval, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) and (iv) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Mergers), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Section 4.05(b) or Section 8.01(c) of the Company Disclosure Letter; (v) the FINRA Approval; (vi) the filing of the First Certificate of Merger in accordance with the DGCL; and (vii) the filing of the Second Certificate of Merger in accordance with the DLLCA.

Section 4.06 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, no written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Section 4.06(b) of the Company Disclosure Letter sets forth (i) all material Approvals of each Group Company and (ii) all pending material Approvals of each Group Company. The operations of the Group Companies are and have during the last three years been conducted in compliance with all Approvals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all material Approvals are in full force and effect, and no Group Company has received any written, or to the Knowledge of the Company, oral notice from a Governmental Entity during the past three years regarding: (i) any violation of or failure to comply with any term or requirement of any Approval or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Approval.

Section 4.07 Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.08 Financial Statements.

(a) Set forth on Section 4.08(a) of the Company Disclosure Letter are the true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2018 and December 31, 2019, together with the auditor’s reports thereon (the “AICPA Audited Financial Statements”). The AICPA Audited Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Company and its Subsidiaries and have been prepared in accordance with GAAP and (ii) present fairly, in all material respects, the consolidated financial position and results of operations, the cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated therein in conformity with GAAP consistently applied throughout the periods covered thereby.

(b) Set forth on Section 4.08(b) of the Company Disclosure Letter are true and complete copies of the draft audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and drafts of the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019 (the “Draft PCAOB Financial Statements”).

(c) The PCAOB Audited Financial Statements when delivered, and, if required to be delivered pursuant to Section 6.03, the Interim Financial Statements and the FY 2021 Financial Statements (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such financial statements (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); (ii) were prepared in conformity with GAAP; (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(d) During the past three years, neither the Company (including, to the Knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company; (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing. None of the Group Companies is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S K promulgated by the Securities and Exchange Commission).

Section 4.09 No Undisclosed Liabilities. The Group Companies do not have any Liabilities that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for Liabilities: (a) provided for in, or otherwise reflected or adequately reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent audited balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies and which are not material to the Group Companies, taken as a whole; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.10 Absence of Certain Changes or Events. Since December 31, 2020, no Company Material Adverse Effect has occurred that is continuing.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole:

(a) there currently are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) there currently are no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) there currently are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.12 Company Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan (separately identifying the Company Benefit Plans for each applicable jurisdiction), including all employment Contracts, offer letters or contractor agreement unless (i) any such arrangement is in a form substantially similar to a form of employment Contract or offer letter identified on Section 4.12(a) of the Company Disclosure Letter or (ii) solely with respect to contractor agreements, such agreement is (A) terminable with less than 15 days’ notice or (B) requires the payment of fees by the Company of less than $10,000 per month. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, and any other agreement, arrangement, plan, Contract, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, whether or not in writing, which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability (contingent or otherwise); provided, that no “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA shall be a Company Benefit Plan hereunder.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or its representatives copies of: (i) such Company Benefit Plan, or the applicable form listed on Section 4.12(a) of the Company Disclosure Letter, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; (v) the most recently prepared actuarial report for such Company Benefit Plan, if applicable; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; and (iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) Neither the Company, the Company Subsidiaries, nor any of their respective ERISA Affiliates has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(f) None of the Company Benefit Plans provides for, and the none of the Group Companies has any Liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(i) No Group Company member maintains an obligation to gross-up or reimburse any current or former employee, individual consultant or director for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects and (ii) each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

(k) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Parent, the Company or any of the Company Subsidiaries other than ordinary administration expenses typically incurred in a termination event and/or payments or benefits provided pursuant to the terms of such Company Benefit Plan as in effect on the date hereof.

Section 4.13 Labor Relations.

(a) As of the date of this Agreement, no Group Company is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of any Group Company are represented by any labor union or other labor organization. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there are no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member pending, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, and since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company member and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(c) Except as otherwise listed on Section 4.13(c) of the Company Disclosure Letter, as of the date hereof, there are no material complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened, and for the past three years, there have been no material complaints, charges or claims against any Group Company member, before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Company is, and for the past three years, has been, in compliance with all Applicable Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Legal Requirement (collectively, “WARN”), collective bargaining, occupational health and safety, workers’ compensation, and immigration. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, during the past three years, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled relating to any current or former appointed officer or director or employee at the level of vice president or above of the Company or any of the Company Subsidiaries involving or relating to his or her services provided to the Company or any of the Company Subsidiaries. During the past three years, the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above.

(f) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require any Group Company member to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(g) To the Knowledge of the Company, no officer or key employee of the Company intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 4.14 Real Property; Tangible Property.

(a) No member of the Group Companies owns, or has ever owned, any real property.

(b) Section 4.14(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased, subleased or otherwise occupied, by the Group Companies (the “Leased Real Property”), including the address of such Leased Real Property and all leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”). The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of any and all Liens (other than Permitted Liens). The Company Real Property Leases are (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or default under, and no event has occurred which, with notice or the lapse of time or both, would become a breach or default under, any Company Real Property Lease, and no party to any Company Real Property Lease has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Leased Real Property which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets reflected on the books and records of the Company or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) the Group Companies. None of the Group Companies is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and material Tax liabilities due and payable by the Group Companies have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies in accordance with GAAP.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been timely withheld and (to the extent required to have been so paid over) paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal state, local, or foreign income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. No Group Company is presently contesting any material Tax liability before any Governmental Entity.

(k) No Group Company has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. No Group Company is required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) The Company has not knowingly taken any action (nor knowingly permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) The Group Companies are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 4.16 Environmental Matters.

(a) Each of the Group Companies, and each property or facility at any time owned, leased, or operated by any of the Group Companies, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b) Each of the Group Companies has obtained, holds, is, and for the past three years has been, in compliance with all permits required under Environmental Laws for each of the Group Companies to own or operate their assets and to conduct their respective businesses, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, there are no written claims or notices of violations pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies or any property or facility owned, leased, or operated by any of the Group Companies alleging material violations of or liability under any Environmental Law, and, to the Knowledge of the Company there are no facts or circumstances which could reasonably be expected to form the basis of a Legal Proceeding under any Environmental Law.

(d) None of the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material Liability of the Group Companies under any Environmental Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies has agreed to indemnify any Person or assumed by Contract or Legal Requirement the defense or liability of any third party arising under Environmental Law.

(f) Each of the Group Companies’ statements and commitments made or disclosed to the SEC or other Governmental Entities, on websites, in any contractual agreements or in advertising or marketing materials concerning specific environmental or social commitments or programs of the respective Group Companies are (i) accurate in all material respects and (ii) in compliance in all material respects with all Legal Requirements of the SEC, the Federal Trade Commission, and other Governmental Entities (including all applicable Legal Requirements relating to securities, advertising or marketing) and all Environmental Laws.

(g) The Group Companies have made available to Parent copies of (i) all material written environmental reports, audits, assessments, inspections, liability analyses, memoranda and studies in the possession of the Group Companies with respect to Environmental Law, and (ii) any written communication or notices received from or sent to any Governmental Entity or other Person concerning any material non-compliance of, or liability under, Environmental Law relating to any of the Group Companies.

Section 4.17 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name (collectively, “Registered IP”), and material unregistered Trademarks used as the names of Company products or services, in each case, in which any of the Group Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing (solely with respect to patents owned by third parties referenced in clause (ii) above, except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect) and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Transaction Agreement or the consummation of the Transactions.

(c) Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies, the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the use of the Owned Intellectual Property has not in the last six years from the date hereof infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property rights of any Person. There are no Legal Proceedings pending (or to the Knowledge of the Company, threatened) and none of the Group Companies has received from any Person in the past six years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (A) of any infringement, misappropriation or other violation of any Intellectual Property right of any Person or (B) contesting the use, ownership, validity, or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, no third Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer, or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the past or present employees, consultants, and independent contractors of the Group Companies who were or are either (i) privy to any material Trade Secrets of any Group Company or (ii) engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement pursuant to which such Person has, respectively, (x) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (y) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vested in a Group Company by operation of law). To the Knowledge of the Company, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property (including all source code for any Software constituting Owned Intellectual Property) and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that constitutes Owned Intellectual Property and is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than as subject to a written agreement that contains customary restrictions regarding the disclosure and use of such Trade Secret.

(f) No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (collectively, “Copyleft Terms”), in each case, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source Software used in the business of the Group Companies (including any Software constituting Owned Intellectual Property).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property. No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any Software except as set forth in Section 4.18(g)(ii) of the Company Disclosure Letter; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the Knowledge of the Company, neither the Company IT Systems nor any Software that constitutes Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or defects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. To the Knowledge of the Company, during the past three years, there has been no material unauthorized access to or material breach or violation of any Company IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or material interruption in or to the conduct and operation of the business of the Group Companies.

(i) Except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or

(iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 4.19 Privacy.

(a) The Group Companies, and any Person acting for or on the Group Companies’ behalf, have at all times during the past three years complied, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) the Group Companies’ obligations regarding Personal Information and information technology security under any Contracts (clauses (i)-(iii) above, collectively, “Data Security Obligations”). None of the Group Companies has in the three years prior to the date of this Agreement received any notice of any claims, investigations, inquiries or alleged violations of any Data Security Obligation or been charged with the violation of any Privacy Laws. None of the Group Companies has notified in writing, or been required by Applicable Legal Requirements or Contract to notify in writing, any person or entity of any personal data or information security-related incident. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Each of the Group Companies has during the past three years: (i) implemented and maintained, in all material respects reasonable security regarding the confidentiality, integrity and availability of their IT Systems and the data thereon against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) required all third-party service providers, outsourcers, processors or other third parties to comply with applicable Privacy Laws in all material respects. To the Knowledge of the Company, any third party who has provided Personal Information to such Group Company during the past five years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) During the past three years, there have been no material breaches, security incidents, or material misuse of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have experienced any information security incident that has compromised the integrity or availability of their IT Systems. During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans designed to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any issues identified.

Section 4.20 Agreements, Contracts and Commitments.

(a) Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts (other than any Company Benefit Plan) described in clauses (i) through (x) below to which any of the Group Companies is a party, by which any Group Company is bound, under which any Group Company has any obligation or under which any Group Company has any right or interest:

(i) Each Contract with any of the Top Vendors;

(ii) Each Contract (other than purchase orders or similar contracts with suppliers or customers entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $500,000;

(iii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $500,000, excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iv) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies, in each case, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;

(v) Each collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such employment, consulting, or management Contract that is terminable by the Company or the applicable Company Subsidiary at will;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Government Contracts) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers, directors and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(x) Each Contract with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(xi) Each Contract, other than customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(xii) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any exclusive right to sell or distribute any material product or service of any of the Group Companies;

(xiii) Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) pursuant to which any of the Group Companies either (1) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company; provided, however, that none of the following shall be required to be set forth on Section 4.20(a)(xiii) of the Company Disclosure Letter but shall constitute Company Material Contracts if they otherwise qualify: (x) non-exclusive licenses of Owned Intellectual Property granted to customers in the ordinary course of business; (y) licenses of open source Software; and (z) click-wrap, shrink-wrap and off-the-shelf Software licenses, and software-as-service or similar cloud service agreements, in each case that are for uncustomized Software or services and available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year.

(xiv) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 4.20(a).

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) Other than the Affiliate Agreements listed in Section 4.20 of the Company Disclosure Letter, there are no other transactions pending or contemplated between any of the Group Companies and any of their current or former shareholders and Affiliates related to the business, ownership or operations of the Company.

Section 4.21 Insurance. Section 4.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. The Insurance Policies satisfy all insurance-related requirements necessary for the Group Companies to maintain in good standing all Approvals.

Section 4.22 Related Party Transactions. No stockholder, officer or director of the Group Companies or to the Knowledge of the Company, any immediate family member thereof (a) is presently a party or has a direct or indirect interest in any Person (excluding any holdings of publicly traded securities) party to any Contract with any Group Company (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) and (ii) equity ownership); (b) owns any direct or indirect interest in any material assets of the Group Companies; or (c) has any cause of action or other claim against, or owes any amounts to, the Group Companies except for claims of employees in the ordinary course of business, including for bona-fide employment-related compensation, expense reimbursements, or accrued vacation pay or for accrued benefits under a Company Benefit Plan.

Section 4.23 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the

Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger Sub II for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.24 Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of any of the Group Companies, is or has been, since December 31, 2018, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50% or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i) – (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

Section 4.25 Vendors.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten vendors, based on the aggregate amount payable by the Company or its Subsidiaries to such counterparty during the trailing twelve months for the period ending December 31, 2020 or the anticipated aggregate amount payable by the Company or its Subsidiaries to such counterparty during the period ending on the date 12 months after the date hereof (the “Top Vendors”).

(b) Except as set forth on Section 4.25(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, notified the Company or any of the Company’s Subsidiaries in writing, or to the Knowledge of the Company, verbally: (i) that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

Section 4.26 Sufficiency of Assets. The tangible and intangible assets owned, licensed or leased by the Group Companies constitute all of the assets reasonably necessary and sufficient, in all material respects, for the continued conduct of the business of the Group Companies in the ordinary course after the Closing as currently conducted as of the date hereof.

Section 4.27 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB, MERGER SUB II TO THE COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, MERGER SUB, MERGER SUB II NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, MERGER SUB, MERGER SUB II IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB, MERGER SUB II AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.27, CLAIMS AGAINST PARENT, MERGER SUB, MERGER SUB II OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER SUB II

Except: (a) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent, Merger Sub and Merger Sub II to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this

Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent, Merger Sub and Merger Sub II represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification.

(a) Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub II is duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

(b) Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole. Merger Sub II has the requisite limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

(c) None of Parent, Merger Sub or Merger Sub II are in violation of any of the provisions of their respective Charter Documents or the Parent Organizational Documents.

(d) Each of Parent, Merger Sub and Merger Sub II is duly qualified or licensed to do business as a foreign corporation or entity and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent, Merger Sub and Merger Sub II are so qualified or licensed is listed on Section 5.01(d) of the Parent Disclosure Letter.

Section 5.02 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub and Merger Sub II. Merger Sub and Merger Sub II have no assets or properties of any kind, do not now conduct and have never conducted any business prior to the Closing except for matters incidental to engaging in the Transactions, and does not has and will not have at the Closing obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Each of Merger Sub and Merger Sub II is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.03 Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 26,767,500 are issued and outstanding; (iii) 20,000,000 shares of Parent Class B Stock (and, together with the Parent Class A Stock, the “Parent Common Stock” and, together with the Parent Preferred Stock, the “Parent Shares”), are authorized and 6,468,750 shares are issued and outstanding; (iv) 138,500 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 5,175,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”). As of the date hereof, 10 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(c) The authorized equity interests of Merger Sub II consist of 100 membership units. All outstanding membership interests of Merger Sub II have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(d) Except for the Parent Warrants and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, Merger Sub or Merger Sub II is a party or by which any of them is bound obligating Parent, Merger Sub or Merger Sub II to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests or other interest or participation in Parent, Merger Sub or Merger Sub II.

(e) Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable or any Contract to which any of Parent, Merger Sub or Merger Sub II is a party or otherwise bound by.

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive rights of any other stockholder of Parent and shall be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

Section 5.04 Authority Relative to this Agreement.

(a) Each of Parent, Merger Sub and Merger Sub II has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Mergers). The execution and delivery by Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate or similar action on the part of each of Parent, Merger Sub and Merger Sub II, and no other proceedings on the part of Parent, Merger Sub and Merger Sub II are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent, Merger Sub and Merger Sub II (as applicable), enforceable against Parent, Merger Sub and Merger Sub II (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Assuming a quorum is present at the Special Meeting, as may be adjourned or postposed from time to time in accordance with this Agreement, the only votes of the holders of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, the consummation by Parent of the Transactions, including the Closing, and the approval of the Parent Stockholder Matters is the Parent Stockholder Approval.

(c) At a meeting duly called and held, the board of directors of Parent has unanimously (i) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof, (ii) determined that it is in the best interests of Parent and the Parent stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers, (iii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement, and (iv) made the Parent Board Recommendation.

Section 5.05 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent, Merger Sub and Merger Sub II of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.05(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clauses (ii) or (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL and DLLCA, as applicable; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (iv) as otherwise disclosed on Section 8.01(c) of the Parent Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Mergers.

Section 5.06 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent, Merger Sub and Merger Sub II has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any

Applicable Legal Requirements has been received by any of Parent, Merger Sub and Merger Sub II. Each of Parent, Merger Sub and Merger Sub II is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.07 Parent SEC Reports and Financial Statements.

(a) Except as set forth in Section 5.07(a) of the Parent Disclosure Letter, Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the consummation of Parent’s initial public offering to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or the New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. Parent has not received any verbal communication or other notice from the SEC indicating that any of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date of this Agreement (including in connection with the Warrant Accounting Issue). To resolve the Warrant Accounting Issue, Parent’s Form 10-Q for the quarterly period ended March 31, 2021 filed on July 23, 2021 with the SEC classified the Private Placement Warrants as derivative liabilities measured at fair value on Parent’s Financial Statements (the “Warrant Liabilities”).

Section 5.08 Absence of Certain Changes or Events. Since the date of incorporation of the Parent, no Parent Material Adverse Effect has occurred that is continuing.

Section 5.09 Litigation. Except as would not be material to Parent, Merger Sub or Merger Sub II: (a) there are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against Parent, Merger Sub or Merger Sub II or any of their properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against Parent, Merger Sub or Merger Sub II with regard to their actions as such; (c) there are no pending or threatened in writing Legal Proceedings by Parent, Merger Sub or Merger Sub II against any third party; (d) there are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on Parent, Merger Sub or Merger Sub II; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon Parent, Merger Sub or Merger Sub II or any of their respective properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such.

Section 5.10 Business Activities. Since their respective incorporations and formations, none of Parent, Merger Sub or Merger Sub II has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent, Merger Sub or Merger Sub II or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.11 Parent Material Contracts. Except for those Contracts filed (or incorporated by reference) as exhibits to the Parent SEC Reports and except for the documents to be executed by Parent in connection with the PIPE Investment and the other Transactions (the “Parent Material Contracts”), neither Parent nor any of its Subsidiaries is party to any Contract that would be required to be filed (or incorporated by reference) as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF WS”. Parent is a listed company in good standing with the NYSE. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on the NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. Parent has made available to the Company prior to the execution of this Agreement, correct and complete copies of each of the subscription agreements entered into on or prior to the date hereof (together with the Subsequent Subscription Agreements, the “Subscription Agreements”) entered into by Parent with the applicable investors named therein (along with any investor who executes a Subsequent Subscription Agreement, the “PIPE Investors”), pursuant to which the PIPE Investors have committed, in connection with the transactions contemplated hereby, to purchase from Parent, shares of Parent Class A Stock for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement, the “PIPE Investment Amount”), at least $50,000,000 of which is in respect of such shares to be so purchased by one or more PIPE Investors set forth on Annex I to

Section 5.13 of the Parent Disclosure Letter. The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are, in the aggregate, sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor. There are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a) As of June 30, 2021, Parent had approximately $258,770,580 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of March 4, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.

Section 5.15 Indebtedness. Except as set forth on Section 5.15 of the Parent Disclosure Letter, none of Parent, Merger Sub or Merger Sub II has any Indebtedness other than the Warrant Liabilities.

Section 5.16 Taxes.

(a) All material Tax Returns required to be filed by Parent and its Subsidiaries have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) Parent and its Subsidiaries. None of Parent or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and all material Tax liabilities due and payable by Parent and its Subsidiaries have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the consolidated financial statements of Parent have been accrued and adequately disclosed on such financial statements in accordance with GAAP, and (ii) for periods not covered by the consolidated financial statements of Parent have been accrued on the books and records of Parent and its Subsidiaries in accordance with GAAP.

(c) Parent and its Subsidiaries have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent and its Subsidiaries have been withheld and (to the extent required to have been so paid over) timely paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent or its Subsidiaries, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent or its Subsidiaries with respect to any Taxes due from Parent or its Subsidiaries (and, to the Knowledge of Parent, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of Parent or its Subsidiaries.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of (i) any Person other than Parent or its Subsidiaries, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes or (ii) the Sponsor or any of its Affiliates or direct or indirect equity holders.

(g) Neither Parent nor its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) Neither Parent nor its Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) Neither Parent nor its Subsidiaries: (i) has any liability for the Taxes of another Person (other than its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or foreign income Tax purposes, other than a group the common parent of which was and is Parent.

(j) Neither Parent nor its Subsidiaries has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. Neither Parent nor its Subsidiaries is presently contesting any material Tax liability before any Governmental Entity.

(k) Neither Parent nor its Subsidiaries has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) Neither Parent nor its Subsidiaries will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements ); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, or (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. Neither Parent nor its Subsidiaries has ever owned any Subsidiary other than Merger Sub and Merger Sub II. Neither Parent nor its Subsidiaries are required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) Parent is not, and has not been at any time since its incorporation, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) Neither Parent nor its Subsidiaries knowingly has taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) For U.S. federal income tax purposes, Merger Sub II has been and will be since formation properly treated as a disregarded entity for U.S. federal income tax purposes.

(q) Parent and its Subsidiaries are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 5.17 Information Supplied. The information relating to Parent and its Subsidiaries supplied by Parent for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 5.18 Employees; Benefit Plans. Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, individual independent contractor or employee of Parent; or (b) result in the acceleration of the time of payment or vesting of any compensation or benefits.

Section 5.19 Board/Manager Approval; Stockholder Vote. The board of directors (or managers, as applicable) of Parent, Merger Sub and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub or Merger Sub II, as applicable) have, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent, Merger Sub or Merger Sub II (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.20 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 5.21 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.22 Brokers. Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, Merger Sub II nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.23 Disclaimer of Other Warranties. PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, MERGER SUB II, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY

REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT, MERGER SUB AND MERGER SUB II IN ARTICLE IV; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. EACH OF PARENT, MERGER SUB AND MERGER SUB II ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, MERGER SUB AND MERGER SUB II HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.23, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, the Company shall, and the Company shall cause the Company Subsidiaries to, use reasonable best efforts to conduct their operations in the ordinary course (with the Group Companies’ actions taken in response to COVID-19 prior to the date of this Agreement being deemed to be in the ordinary and usual course of business when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Group Companies may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the Group Companies or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.01 of the Company Disclosure Letter, as required by

Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) materially increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any material bonus to, any current or former employee, director or individual independent contractor except for such increases in the ordinary course of business that do not exceed the greater of (A) $50,000 individually or (B) 5% of total compensation either individually or in the aggregate; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, except severance or termination payments in connection with the termination of any employee whose annual base compensation does not exceed $200,000 in the ordinary course of business; (iii) enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the ordinary course of business that do not result in more than a de minimis increase in cost to the Group Companies, and other than entering into employment offer letters in the ordinary course of business that do not contain severance and/or change in control benefits); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) grant any equity or equity-based compensation awards; or (vi) hire or engage any new employee or individual consultant or terminate the employment or engagement, other than for cause or due to death or disability, of any employee or individual consultant if such new employee or individual consultant will receive annual base compensation in excess of $300,000, other than in the ordinary course of business, consistent with past practice;

(b) (i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, fail to maintain, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice); (ii) waive, cancel, or modify any material rights in or to any Intellectual Property material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by the Company other than applications that are immaterial or that the Company, in the exercise of its good faith business judgment, has determined to abandon; (iv) disclose, divulge, furnish to or make accessible to any third party who is not subject to an enforceable written agreement to maintain the confidentiality thereof any Trade Secrets constituting Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation; or (v) subject any material Software constituting Owned Intellectual Property to Copyleft Terms;

(c) except for transactions solely among the wholly-owned Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) other than the exercise of any Company Option or Company Warrant outstanding on the date hereof, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other Equity Interests, as applicable, in any Group Company, except for the acquisition by the Company of any shares of capital stock, membership interests or other equity interests of the Company or of any Company Option or Company Warrant in connection with the repurchase, forfeiture or cancellation of such interests; or (iii) declare, set aside or pay any dividend or make any other distribution;

(d) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other Equity Interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, and (ii) as required to comply with any Company Benefit Plan as in effect on the date of this Agreement;

(e) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, and (ii) as required to comply with any Company Benefit Plan as in effect on the date of this Agreement;

(f) amend its Charter Documents, or form or establish any Subsidiary;

(g) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any Equity Interest in or substantially all or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(h) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of real or tangible assets or properties, in each case, other than (i) any disposition of obsolete assets in the ordinary course of business as set forth on Section 6.01(h) of the Company Disclosure Letter; (ii) dispositions of obsolete or worthless equipment; or (iii) transactions among the Company and its wholly-owned Subsidiaries;

(i) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Section 6.01(i) of the Company Disclosure Letter; (iii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (iv) cancel or forgive any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business;

(j) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets which would require a payment by the Group Companies in excess of $500,000, except in the ordinary course of business;

(k) except in the ordinary course of business: (A) materially modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of the amount set forth on Section 6.01(k) of the Company Disclosure Letter;

(l) except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(m) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(n) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(p) subject to Section 6.01(b) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.01(p) of the Company Disclosure Letter as existing on the date of this Agreement and (ii) payments to employees in the ordinary course of business;

(q) implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement;

(r) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(s) agree to take any of the actions described in Section 6.01(a) through Section 6.01(r).

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Conduct of Business by Parent, Merger Sub and Merger Sub II. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement, any Transaction Agreement or the Parent Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, Parent shall, and Parent shall cause its Subsidiaries to, conduct their operations in the ordinary course (with Parent and its Subsidiaries’ actions taken in response to COVID-19 prior to the date of this Agreement being deemed to be in the ordinary and usual course of business, when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Parent and its Subsidiaries may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of Parent and its Subsidiaries or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.02 of the Parent Disclosure Letter, as required by Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Parent;

(b) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(c) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(d) other than in connection with the PIPE Investment or except as provided in Section 7.12, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(e) amend its Charter Documents, the Parent Warrant Agreement, the Parent Warrants or form or establish any Subsidiary;

(f) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any Equity Interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(g) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing and in an aggregate amount not in excess of $1,500,000;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; or (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(j) create any material Liens on any material property or assets of Parent, Merger Sub or Merger Sub II;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, Merger Sub or Merger Sub II;

(l) commence, settle or compromise any Legal Proceeding;

(m) engage in any material new line of business;

(n) amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(o) seek any approval from the Parent shareholders to change, modify or amend the Trust Agreement or the Parent Organizational Documents, except as contemplated by the Parent Stockholder Matters;

(p) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(q) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Parent, Merger Sub or Merger Sub II (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through Section 6.02(q).

Section 6.03 Preparation and Delivery of Additional Company Financial Statements.

(a) As soon as reasonably practicable following the date hereof, but in no event later than September 15, 2021, the Company shall deliver to Parent true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for financial statements required to be included in the Registration Statement (the “PCAOB Audited Financial Statements”, together with the FY 2021 Financial Statements, if required to be delivered pursuant to this Section 6.03, the “Audited Financial Statements”).

(b) As soon as reasonably practicable following the date hereof, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the six-month period ending June 30, 2021 (the “Q2 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q2 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the Q2 Financial Statements in the same manner as the Interim Financial Statements. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, any Events set forth in the Q2 Financial Statements shall be taken in account when determining whether there has or is reasonably expected to have a Company Material Adverse Effect.

(c) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to November 12, 2021, as soon as reasonably practicable thereafter, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2021 (the “Q3 Financial Statements” and together with the Q2 Financial Statements, the “Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q3 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the Q3 Financial Statements in the same manner as the Interim Financial Statements.

(d) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to February 14, 2022, as soon as reasonably practicable thereafter, the Company shall deliver to Parent the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the twelve-month period ending December 31, 2021, in each case, together with the auditor’s reports thereon (the “FY 2021 Financial Statements” and together with the PCAOB Audited Financial Statements and the Interim Financial Statements, the “Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such FY 2021 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the FY 2021 Financial Statements in the same manner as the Audited Financial Statements.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Proxy Statement/Registration Statement; Special Meeting and Approvals.

(a) Proxy Statement/Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement and receipt of the PCAOB Audited Financial Statements (and if necessary, any other Financial Statements), (x) Parent and the Company shall jointly prepare and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Parent’s stockholders relating to the Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Shares that constitute the Total Stockholder Consideration (collectively, the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the

Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K prepared in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Parent will cause the Proxy Statement/Registration Statement to be mailed to the Parent’s stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Agreement, in the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement, nothing in this Agreement shall require (i) Parent’s counsel or tax advisors to provide an opinion that the Mergers qualify for the Intended Income Tax Treatment; or (ii) counsel or tax advisors to the Company to provide an opinion regarding the Tax consequences of the transactions contemplated by this Agreement to the equity holders of Parent prior to the Mergers.

(ii) To the extent not prohibited by Applicable Legal Requirements, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Applicable Legal Requirements, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Applicable Legal Requirements, Parent shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Parent’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or

Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Legal Requirement, disseminated to the Parent’s stockholders.

(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the Parent Shares that constitute the Total Stockholder Consideration, other than certain equity securities issuable under the Equity Incentive Plan that are based on Parent Shares, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.15.

(b) Parent Stockholder Approvals. Parent shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with Applicable Legal Requirement; and (ii) duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Special Meeting”) in accordance with the Parent Organizational Documents, which meeting shall be held not more than 30 Business Days after the date on which Parent mails the Proxy Statement to its stockholders; and (iii) solicit proxies from the holders of Parent Class A Stock to vote in favor of each of the Parent Stockholder Matters, and (b) provide Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”). Parent shall, through its board of directors, recommend to its stockholders the (A) approval of the amendment and restatement of the Parent Organizational Documents, in the form of the Parent A&R Charter attached hereto as Exhibit B (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the Registration Statement), including any separate or unbundled advisory proposals to implement the foregoing; (B) the adoption of this Agreement and approval of the Transactions in accordance with Applicable Legal Requirement and exchange rules and regulations; (C) approval of, for purposes of complying with the applicable rules of the NYSE, the issuance of shares of Parent Common Stock in connection with the Mergers, including the shares to be issued to the PIPE Investors as contemplated by the Subscription Agreements; (D) approval of the adoption of a management equity incentive plan (“LTIP”); (E) adoption and approval of an employee stock purchase plan, in form and substance reasonably acceptable to Parent and the Company, (the “ESPP”); (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto; (G) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; and (H) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (H), together, the “Parent Stockholder Matters”), and include such recommendation in the Proxy Statement. To the fullest extent permitted by Applicable Legal Requirements, (x) Parent’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Intervening Event Change in Recommendation; and (y) Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for approval the Parent Stockholder Matters. By written notice, the Company may request that Parent adjourn the Special Meeting (the “Company Adjournment Request”) until the earlier of (A) fifteen days after the date for which the Special Meeting was then scheduled or (B) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval or for the absence of a quorum of the Parent stockholders. Upon receipt of the Company Adjournment Request, Parent shall adjourn the Special Meeting for the period of time specified in the Company Adjournment Request; provided, that the Company may not issue more than one Company Adjournment Request. Parent agrees that it shall provide the holders of shares of Parent Common Stock the opportunity to elect redemption of such shares of Parent Common Stock in connection with the Special Meeting, as required by the Parent Organizational Documents.

(c) Notwithstanding anything to the contrary contained in this Agreement, the board of directors of Parent may, at any time prior to, but not after, obtaining the Parent Stockholder Approval, withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the Parent Stockholder Matters (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Parent described in the recitals hereto solely in response to an Intervening Event, an “Intervening Event Change in Recommendation”) if the failure to take such action would be a breach of the fiduciary duties of the board of directors of Parent to the Parent stockholders under applicable Law; provided, that: (A) the Company shall have received written notice from Parent of Parent’s intention to make an Intervening Event Change in Recommendation at least five Business Days prior to the taking of such action by Parent (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail; (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, Parent and its representatives shall have negotiated in good faith with the Company and its representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation; and (C) if the Company requested negotiations in accordance with clause (B), Parent may make an Intervening Event Change in Recommendation only if the board of directors of Parent, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company Stockholders shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Parent (and the other applicable parties hereto), continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the Parent stockholders under applicable Law. An “Intervening Event” shall mean any Event that (i) was not known to the board of directors of Parent as of the date of this Agreement and (ii) does not relate to (A) any Parent Business Combination proposal or (B) clearance of the Transaction under the regulatory approvals or any other applicable laws, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.02; provided, however, that (1) any change in the price or trading volume of Parent Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change); and (2) the Company or any if its Subsidiaries meeting, failing to meet or exceeding projections (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change) shall not be taken into account for purposes of determining whether an Intervening Event has occurred. Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations on Parent and/or Parent’s board of directors to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event a filing and or notice for a meeting was made prior to the Intervening Event Notice Period, Parent shall be permitted to adjourn such meeting and amend such filing as necessary in order to provide sufficient time for the stockholders to consider any revised recommendation.

(d) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Required Company Stockholders (pursuant to the executed Support Agreements) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent within five Business Days of the Registration Statement having been declared effective, the Company shall duly convene a meeting of the Company Stockholders for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Mergers, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the Company Stockholders is convened, the Company shall obtain the Company Stockholder Approval at such meeting of the Company Stockholders and shall take all other action necessary or advisable to secure the

Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 7.02 Regulatory Approvals.

(a) Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions as promptly as practicable after the date of this Agreement, and no later than ten Business Days after the date hereof, and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and shall (and, to the extent required, shall cause its Affiliates to) request early termination of any applicable waiting periods under the HSR Act. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods. Parent shall cooperate in good faith with any Governmental Entity and undertake promptly any and all action required to complete lawfully the Transactions contemplated hereby as soon as practicable and, with the prior written consent of the Company, any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, (i) proffering and consenting and/or agreeing to an Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Parent or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Parent and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions contemplated hereby. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication, whether written or oral, to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

(b) Except for filings under the HSR Act, which are governed by (a) above, each Party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (including those required by applicable Approvals of the Group Companies (the “Regulatory Filings”)). Each Party shall use reasonable best efforts to cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and effect any such Regulatory Filing. With respect to the Regulatory Filings, each Party agrees to use its reasonable best efforts and cooperate with the other Party (i) in timely making inquiries with Governmental Entities regarding the Regulatory Filings; (ii) in determining if any Regulatory Filings are required by Governmental Entities; and (iii) in timely making all Regulatory Filings (except with respect to such jurisdictions where the Parties agree that a Regulatory Filing is not required). If Parent determines that it is required to make any Regulatory Filing or otherwise provide information with respect to Parent or any Parent personnel or Affiliates to a Governmental Entity in connection with any Approval, then the Company will, except as prohibited by Applicable Legal Requirements (in which case the Company will use commercially reasonable efforts to obtain any required permission to allow disclosure), provide upon Parent’s request relevant portions of all past filings and correspondence with Governmental Entities with respect to any Approvals related to such Regulatory Filing or information provision requirement that Parent reasonably determines to be necessary to make a complete, accurate and timely Regulatory Filing or provision of information. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any Regulatory Filings or any other required consents, authorizations, orders and approvals that, if not received, would have or would reasonably be expected to have, a material adverse impact on the business of the Group Companies, taken as a whole.

(c) Without limiting the generality of the forgoing, promptly, and in any event within ten Business Days following the date hereof, the Company shall prepare and cause the Broker-Dealer to file with FINRA a continuing membership application (pursuant to FINRA Rule 1017) (the “FINRA Consent Application”), with respect to the transactions contemplated by this Agreement, and shall provide the Parent with an opportunity to review and comment upon such FINRA Consent Application (which comments the Company shall consider in good faith and, to the extent any such comments relate to disclosure directly regarding the Parent and such comments are reasonable, the Company shall use reasonable efforts to incorporate such comments into the application) prior to the filing thereof with FINRA. The Company shall promptly apprise the Parent of the occurrence and substance of each material communication from or to FINRA or the SEC with respect to the FINRA Consent Application.

Section 7.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) The Parties shall mutually prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the Closing Press Release and shall file the Closing Form 8-K with the SEC.

Section 7.04 Confidentiality; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent, Merger Sub or Merger Sub II, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) disclosure required by Applicable Legal Requirement or stock exchange rule; or (v) disclosure consented to in writing by Parent, Merger Sub or Merger Sub II (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent, Merger Sub or Merger Sub II and, following the Closing, the Company).

(b) None of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c) The Company shall afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company. Parent shall afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of Parent. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or (ii) violate any Contract to which such Party is a party or bound; provided, that the Parties agree to cooperate in good faith and use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii) above.

Section 7.05 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable best efforts as may be necessary to avoid any Legal Proceeding; (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Section 4.05(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.05 of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

Section 7.06 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its reasonable best efforts to direct each of its directors, officers and employees to comply with the foregoing requirement.

Section 7.07 No Claim Against Trust Account. For and in consideration of Parent, Merger Sub and Merger Sub II entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Parent; provided, that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for Parent to specially perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) or for intentional fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.08 Securities Listing. Parent will cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on the NYSE at Closing. During the period from the date hereof until the Closing, Parent shall keep the Parent Class A Stock and Public Warrants listed for trading on the NYSE.

Section 7.09 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who elect to have their Parent Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.10 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Parent and any Group Company (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents and Parent Organizational Documents or in any indemnification agreement with any Parent or Group Company set forth on Section 7.10(a) of the Company Disclosure Letter, shall survive the Closing and shall continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, Parent shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Parent Organizational Documents or any such Group Company’s Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Parent or each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date and made available to Parent prior to the date hereof, and Parent shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party for a period of six years from the Closing Date; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall cause the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.10.

(b) Prior to the Closing, Parent and the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the First Effective Time covering each such Person that is a director or officer of Parent and a Group Company, as applicable, currently covered by a directors’ and officers’ liability insurance policy of one or more of Parent and the Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Parent Organizational Documents or Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.10 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.10 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.10.

Section 7.11 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(b) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by Applicable Legal Requirements.

(c) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business, not primarily concerning Taxes or not imposing any obligations on the Group Companies, or the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

(d) If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection therewith with respect to (i) the qualification of the Mergers as a reorganization, then the Company shall use reasonable best efforts to obtain such opinion from Latham & Watkins LLP or other advisors to the Company, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters; and (ii) the tax consequences of the transactions contemplated by this Agreement to holders of securities issued by Parent, then Parent shall use reasonable best efforts to obtain such opinion from White & Case LLP or other advisors to Parent, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters. The Parties will reasonably cooperate in connection with the provision of any opinions required in connection with the transactions contemplated hereby, including in connection with the provision of customary factual representation letters.

Section 7.12 Subscription Agreements. Parent shall not permit any material amendment, modification or waiver of any material provision or waiver to be made to the Subscription Agreements (without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)). Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to enforce its rights under the Subscription Agreements in the event that all of the conditions in the Subscription Agreements (other than conditions that Parent controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the

Closing) have been satisfied, to cause the applicable PIPE Investors to contribute to (or as directed by) Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Subscription Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements. Notwithstanding anything to the contrary contained herein (i) Parent can replace any PIPE Investor with any third party without the Company’s prior written consent (but with prior written notice to the Company), except to the extent that the Company reasonably and in good faith believes that such potential investor would cause reputational damage to the Company; or (ii) Parent may reduce, replace or waive any commitment under the Subscription Agreement without the Company’s prior written consent so long as the Minimum Required Funds are met. In the event that Parent enters into any Subsequent Subscription Agreements, the number of Escrow Shares may be increased up to an aggregate of 25,000,000 shares of Parent Class A Stock as mutually agreed by the Parent and Company and all references to 20,000,000 shares of Parent Class A Stock shall be replaced by such mutually agreed number of shares of Parent Class A Stock.

Section 7.13 Section 16 Matters. Prior to the First Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.14 Board of Directors. The Parties shall take all such action within their power as may be necessary or appropriate such that immediately following the First Effective Time the persons listed on Section 7.14 of the Company Disclosure Letter and the other persons identified by the applicable Party following the date hereof are elected and appointed as directors of Parent effective immediately after the Closing; provided, that any such persons not listed on Section 7.14  of the Company Disclosure Letter shall be identified as promptly as practicable following the date hereof.

Section  7.15 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall approve and, subject to approval of the stockholders, adopt (a) a LTIP, in substantially the form attached hereto as Exhibit F (with such changes as may be agreed by Parent and the Company), and (b) an ESPP, in substantially the form attached hereto as Exhibit G, (with such changes as may be agreed by Parent and the Company). Within five Business Days following the expiration of the 60 day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Class A Stock issuable under the LTIP and the ESPP, and Parent shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the LTIP and the ESPP remain outstanding.

Section 7.16 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of a majority of the ownership interests and/or assets of the Company, recapitalization or similar transaction involving the Company (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries, and shall direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent, Merger Sub and Merger Sub II shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent, Merger Sub and Merger Sub II shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company).

Section 7.17 Stockholder Litigation. In the event that any litigation related to this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Parent, threatened in writing, against Parent or the board of directors of Parent by any of Parent’s stockholders prior to the Closing, Parent shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Parent shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.18 Pre-Closing Restructuring. The Company shall within five Business Days of the date hereof take those actions set forth, and otherwise in the manner described, on Section 7.18 of the Company Disclosure Letter (such actions, the “Pre-Closing Restructuring”).

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Parent Organizational Documents and the NYSE rules and regulations.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(c) There shall not be in force any Order enjoining or prohibiting the consummation of the Transactions.

(d) The shares of Parent Common Stock to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE subject only to official notice of such issuance and to the requirement to have a sufficient number of round lot holders.

(e) The Company Stockholder Approval shall have been obtained.

(f) Parent shall have at least $5,000,001 of net tangible assets after giving effect to the Parent Stockholder Redemptions and the PIPE Investment.

(g) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Either (i) the FINRA Approval shall have been obtained and shall be in full force and effect, or (ii) 30 days shall have passed since a substantially complete FINRA Consent Application shall have been submitted, and FINRA shall not have imposed an interim restriction in connection with the FINRA Consent Application and shall have notified the Company (or the Broker-Dealer) that it does not intend to impose such a restriction.

Section 8.02 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The representations and warranties of Parent contained in the first sentence of Section 5.03(a) shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on and as of the Closing Date, except with respect to shares of Parent Class A Stock redeemed pursuant to the Parent Stockholder Redemption; (ii) the Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties contained in Section 5.08 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iv) all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material

Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iv) where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Parent Material Adverse Effect.

(b) Parent, Merger Sub and Merger Sub II shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; provided, that for purposes of this Section 8.02(b), a covenant of Parent, Merger Sub or Merger Sub II shall only be deemed to have not been performed if Parent, Merger Sub or Merger Sub II has failed to cure within 20 days after written notice by the Company (or if earlier, the Outside Date).

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.02(a) and Section 8.02(b).

(d) The persons listed on Section 8.02(d) of the Parent Disclosure Letter shall have resigned from all of their positions and offices with Parent, Merger Sub and Merger Sub II.

(e) The Parent Charter shall be amended and restated in the form of the Parent A&R Charter and the Parent Bylaws shall be amended and restated in the form of the Parent A&R Bylaws.

(f) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.09, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(g) The funds contained in the Trust Account after all amounts required to be paid pursuant to the Parent Stockholder Redemptions have been paid, together with the PIPE Investment Amount and the Equity Financing Proceeds to the extent received from any PIPE Investor in connection with a reduction of their subscription for Committed Shares (as defined in the Subscription Agreement), shall, before giving effect to the payment of all Parent Transaction Costs and Company Transaction Costs, equal or exceed $200,000,000 (“Minimum Required Funds”).

Section 8.03 Additional Conditions to the Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties contained in Section 4.10 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iii) all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iii) where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; provided, that for purposes of this Section 8.03(b), a covenant of the Company shall only be deemed to have not been performed if the Company has failed to cure within 20 days after written notice by Parent (or if earlier, the Outside Date).

(c) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b).

Section 8.04 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by May 18, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, Merger Sub or Merger Sub II, or if any representation or warranty of Parent, Merger Sub or Merger Sub II shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent, Merger Sub or Merger Sub II is curable by Parent, Merger Sub or Merger Sub II prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent, Merger Sub or Merger Sub II is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside

Date; provided, further, that the Company, continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f) by either the Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval is not obtained;

(g) by the Parent if the PCAOB Audited Financial Statements have not been delivered by September 15, 2021;

(h) by the Parent if the PCAOB Audited Financial Statements delivered by the Company to the Parent (i) do not contain an unqualified opinion or (ii) contain a materially adverse deviation from the Draft PCAOB Financial Statements;

(i) by Parent if the Written Consent is not delivered or the Company Stockholder Approval is not obtained at a meeting with the Company Stockholders prior to ten Business Days after the Registration Statement is declared effective; or

(j) by the Company if there has been an Intervening Event Change in Recommendation.

Section 9.02 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.04, Section 7.07, this Section 9.02, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or intentional fraud with the specific intent to deceive in the making of the representations and warranties in this Agreement. As used herein, the term “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a breach of this Agreement, with the actual knowledge that the taking of such action or failure to act would cause such breach.

ARTICLE X

NO SURVIVAL

Section 10.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud with the specific intent to deceive in the making of the representations and warranties by such Person in Article IV or Article V, as applicable.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, Merger Sub, or Merger Sub II, to:

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

Attention:     Ahmed M. Fattouh

Email:           [***]

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:     Bryan Luchs

Andrew        J. Ericksen

                     Bill Parish

Email:          [***]

                     [***]

                     [***]

if to the Company, prior to the Closing, to:

Aspiration Inc.

4640 Admiralty Way, Suite 725

Marina Del Rey, CA 90292

Attention:     Andrei Cherny

Mike             Shuckerow

Email:           [***]

                     [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 885 Third Avenue

New York, New York 10022

Attention:     Justin G. Hamill

                     Benjamin Potter

Email:          [***]

                     [***]

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “DFS Venue” online datasite hosted by Citigroup Global Markets Inc. at least two Business Days prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission (including ..pdf file) to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the First Effective Time, of Persons pursuant to the provisions of Article III, Section 7.10, Section 11.11, Section 11.12, Section 11.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein and each of whom are intended express third party beneficiaries of such provisions), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the Court of Chancery located in the State of Delaware or to the extent that such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case, in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself, Merger Sub and Merger Sub II), on the one hand, and the Company may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding

(whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) except in the case of Section 6.01 and Section 6.02, it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement; (b) an admission of any liability or obligation to any third party; or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent, Merger Sub and Merger Sub II or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or Parent Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

Section 11.16 Conflicts and Privilege.

(a) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “InterPrivate Group”), on the one hand, and (y) the Surviving Entity and/or any member of the Aspiration Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the InterPrivate Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity and/or the Sponsor. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the InterPrivate Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the InterPrivate Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

(b) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “Aspiration Group”), on the one hand, and (y) the Surviving Entity and/or any member of the InterPrivate Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Aspiration Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Aspiration Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Aspiration Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chairman and Chief Executive Officer

INTERPRIVATE III MERGER SUB INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Director

INTERPRIVATE III MERGER SUB II LLC

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chairman and Chief Executive Officer

ASPIRATION PARTNERS INC.

By:	/s/ Andrei Cherny
Name: Andrei Cherny
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A

Defined Terms

Section 1 Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“Acceleration Event”	Section 3.02
“Additional Parent SEC Reports”	Section 5.07(a)
“Additional Shares”	Section 2.14(b)(i)
“Affiliate”	Schedule A, Section 2
“Agreement”	Preamble
“AICPA Audited Financial Statements”	Section 4.08(a)
“Anti-Corruption Laws”	Schedule A, Section 2
“Applicable Legal Requirements”	Recitals
“Approvals”	Section 4.06(b)
“Aspiration Group”	Section 11.16(b)
“Audited Financial Statements”	Section 4.08(a)
“Business Day”	Schedule A, Section 2
“CARES Act”	Schedule A, Section 2
“Cash and Cash Equivalents”	Schedule A, Section 2
“Certificate”	Section 2.07(a)(i)
“Certifications”	Section 5.07(a)
“Change of Control”	Schedule A, Section 2
“Charter Documents”	Section 4.01
“Closing”	Section 1.01
“Closing Consideration”	Section 2.10(a)
“Closing Date”	Section 1.01
“Closing Form 8-K”	Section 7.03(c)
“Closing Press Release”	Section 7.03(c)
“Code”	Schedule A, Section 2
“Common Share Price”	Schedule A, Section 2
“Company”	Preamble
“Company Adjournment Request”	Section 7.01(b)
“Company Benefit Plan”	Section 4.12(a)
“Company Business Combination”	Section 7.16(a)
“Company Common Stock”	Schedule A, Section 2
“Company Disclosure Letter”	Article IV, Preamble
“Company Material Adverse Effect”	Schedule A, Section 2
“Company Material Contract”	Section 4.20(a)
“Company Preferred Stock”	Section 4.03(a)
“Company Real Property Leases”	Section 4.14(b)
“Company Series A Preferred Stock”	Schedule A, Section 2
“Company Series B-1 Preferred Stock”	Schedule A, Section 2
“Company Series B-2 Preferred Stock”	Schedule A, Section 2
“Company Series B-3 Preferred Stock”	Schedule A, Section 2
“Company Series B-4 Preferred Stock”	Schedule A, Section 2
“Company Series B-5 Preferred Stock”	Schedule A, Section 2
“Company Series C-1 Preferred Stock”	Schedule A, Section 2
“Company Series C-2 Preferred Stock”	Schedule A, Section 2
“Company Series C-3 Preferred Stock”	Schedule A, Section 2

“Company Series Seed Preferred Stock”	Schedule A, Section 2
“Company Stock”	Schedule A, Section 2
“Company Stockholder”	Schedule A, Section 2
“Company Stockholder Approval”	Recitals
“Company Subsidiaries”	Section 4.02(a)
“Company Transaction Costs”	Schedule A, Section 2
“Company Warrant”	Section 2.08(b)
“Company Warrantholder”	Section 2.08(b)
“Confidentiality Agreement”	Schedule A, Section 2
“Contract”	Schedule A, Section 2
“Copyleft Terms”	Section 4.18(f)
“COVID-19”	Schedule A, Section 2
“COVID-19 Measures”	Schedule A, Section 2
“Current Government Contract”	Schedule A, Section 2
“D&O Indemnified Party”	Section 7.10(a)
“D&O Tail”	Section 7.10(b)
“Data Security Obligation”	Section 4.19(a)
“Derivative Rights”	Schedule A, Section 2
“DGCL”	Recitals
“Dissenting Shares”	Section 2.09
“DLLCA”	Recitals
“Draft PCAOB Financial Statements”	Section 4.08(b)
“Earn Out Participant”	Schedule A, Section 2
“Earn Out Period”	Schedule A, Section 2
“Earn Out Shares”	Section 3.01
“Environmental Law”	Schedule A, Section 2
“Equity Financing Proceeds”	Schedule A, Section 2
“Equity Incentive Plan”	Schedule A, Section 2
“Equity Interests”	Schedule A, Section 2
“ERISA”	Schedule A, Section 2
“ERISA Affiliate”	Schedule A, Section 2
“Escrow Account”	Schedule A, Section 2
“Escrow Agent”	Schedule A, Section 2
“Escrow Agreement”	Schedule A, Section 2
“Escrow Pro Rata Shares”	Schedule A, Section 2
“Escrow Shares”	Section 2.14(a)
“ESPP”	Section 7.01(b)
“Exchange Act”	Schedule A, Section 2
“Exchange Agent”	Section 2.10(b)
“Exchange Fund”	Section 2.10(c)
“Exchange Ratio”	Schedule A, Section 2
“Excluded Share”	Section 2.07(a)(iv)
“Exercisable Company Warrant”	Section 2.08(b)
“Export Control Laws”	Schedule A, Section 2
“Financial Statements”	Section 6.03(d)
“FINRA Consent Application”	Section 7.02(c)
“First Certificate of Merger”	Section 2.01
“First Effective Time”	Section 2.01
“First Merger”	Recitals
“Fully Diluted Company Shares”	Schedule A, Section 2
“Fundamental Representations”	Schedule A, Section 2
“FY 2021 Financial Statements”	Section 6.03(d)

“GAAP”	Schedule A, Section 2
“Governmental Entity”	Schedule A, Section 2
“Group Companies”	Schedule A, Section 2
“Group Companies’ Privacy Notices”	Section 4.19(a)
“Hazardous Material”	Schedule A, Section 2
“HSR Act”	Section 4.05(b)
“Indebtedness”	Schedule A, Section 2
“Insurance Policies”	Section 4.21
“Intellectual Property”	Schedule A, Section 2
“Intended Income Tax Treatment”	Section 2.13
“Interim Financial Statements”	Section 6.03(c)
“InterPrivate”	Schedule A, Section 2
“InterPrivate Group”	Section 11.16(a)
“Intervening Event”	Section 7.01(c)
“Intervening Event Change in Recommendation”	Section 7.01(c)
“Intervening Event Notice Period”	Section 7.01(c)
“Latham”	Section 11.16(b)
“Law”	Schedule A, Section 2
“Leased Real Property”	Section 4.14(b)
“Legal Proceeding”	Schedule A, Section 2
“Legal Requirements”	Schedule A, Section 2
“Liabilities”	Schedule A, Section 2
“Lien”	Schedule A, Section 2
“Losses”	Schedule A, Section 2
“LTIP”	Section 7.01(b)
“Merger Consideration Schedule”	Section 1.02(b)(v)
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 5.03(b)
“Merger Sub II”	Preamble
“Mergers”	Recitals
“Minimum Required Funds”	Section 8.02(g)
“NYSE”	Section 5.07(a)
“OFAC”	Schedule A, Section 2
“Offer Documents”	Section 7.01(a)(i)
“Order”	Schedule A, Section 2
“Outside Date”	Section 9.01(b)
“Parent”	Preamble
“Parent A&R Bylaws”	Recitals
“Parent A&R Charter”	Recitals
“Parent Board Recommendation”	Recitals
“Parent Business Combination”	Section 7.16(b)
“Parent Class A Stock”	Section 5.03(a)
“Parent Class B Stock”	Schedule A, Section 2
“Parent Common Stock”	Section 5.03(a)
“Parent Disclosure Letter”	Article V, Preamble
“Parent Material Adverse Effect”	Schedule A, Section 2
“Parent Material Contracts”	Section 5.11
“Parent Organizational Documents”	Schedule A, Section 2
“Parent Preferred Stock”	Section 5.03(a)
“Parent SEC Reports”	Section 5.07(a)
“Parent Shares”	Section 5.03(a)
“Parent Stockholder Approval”	Schedule A, Section 2

“Parent Stockholder Matters”	Section 7.01(b)
“Parent Stockholder Redemption”	Section 7.01(b)
“Parent Transaction Costs”	Schedule A, Section 2
“Parent Units”	Schedule A, Section 2
“Parent Warrants”	Section 5.03(a)
“Parties”	Preamble
“PCAOB Audited Financial Statements”	Section 4.08(b)
“Per Share Merger Consideration Value”	Schedule A, Section 2
“Permitted Lien”	Schedule A, Section 2
“Person”	Schedule A, Section 2
“PIPE Investment”	Recitals
“PIPE Investment Amount”	Section 5.13
“PIPE Investors”	Section 5.13
“Pre-Closing Restructuring”	Section 7.18
“Private Placement Warrants”	Section 5.03(a)
“Proxy Statement”	Section 7.01(a)(i)
“Proxy Statement/Registration Statement”	Section 7.01(a)(i)
“Public Official”	Schedule A, Section 2
“Public Warrants”	Section 5.03(a)
“Q2 Financial Statements”	Section 6.03(a)
“Q3 Financial Statements”	Section 6.03(c)
“Registered IP”	Section 4.18(a)
“Registration Rights Agreement”	Recitals
“Registration Statement Securities”	Section 7.01(a)(i)
“Regulatory Filings”	Section 7.03(b)
“Release Instruction”	Section 2.14(a)
“Remedies Exception”	Section 4.04
“Representatives”	Section 7.16(a)
“Required Company Stockholders”	Schedule A, Section 2
“Restricted Cash”	Schedule A, Section 2
“Sanctions Laws”	Schedule A, Section 2
“SEC”	Schedule A, Section 2
“Second Certificate of Merger”	Section 2.01
“Second Effective Time”	Section 2.01
“Second Merger”	Recitals
“Securities Act”	Schedule A, Section 2
“Software”	Schedule A, Section 2
“Special Meeting”	Section 7.01(b)
“Sponsor”	Schedule A, Section 2
“Sponsor Support Agreement”	Recitals
“Stockholder Merger Consideration”	Section 2.06
“Subscription Agreements”	Section 5.13
“Subsidiary”	Schedule A, Section 2
“Support Agreements”	Recitals
“Surrender Documentation”	Section 2.10(d)
“Surviving Corporation”	Recitals
“Surviving Entity”	Recitals
“Tax/Taxes”	Schedule A, Section 2
“Tax Return”	Schedule A, Section 2
“Top Vendors”	Section 4.25(a)
“Total Stockholder Consideration”	Section 2.06
“Trading Day”	Schedule A, Section 2

“Transaction Agreements”	Schedule A, Section 2
“Transactions”	Schedule A, Section 2
“Treasury Regulations”	Schedule A, Section 2
“Triggering Event”	Schedule A, Section 2
“Triggering Event I”	Schedule A, Section 2
“Triggering Event II”	Schedule A, Section 2
“Triggering Event III”	Schedule A, Section 2
“Triggering Event IV”	Schedule A, Section 2
“Trust Account”	Section 5.14(a)
“Trust Agreement”	Section 5.14(a)
“Trust Termination Letter”	Section 5.14(a)
“Trustee”	Section 5.14(a)
“W&C”	Section 11.16(a)
“WARN”	Section 4.13(d)
“Warrant Liabilities”	Section 5.07(b)
“Willful Breach”	Section 9.02(b)
“Written Consent”	Section 7.01(c)

Section 2 Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Adjustment Period” shall mean the 60-calendar day period after (but not including) the “Effectiveness Date”, as such term is defined in the Subscription Agreements; provided, that if the last day of such 60 day period is not a Trading Day, the Adjustment Period shall end on the immediately following Trading Day.

“Adjustment Period VWAP” shall mean the volume weighted average price of a share of Parent Class A Stock, as reported on the NYSE, determined for the last Trading Days of the Adjustment Period (as reported on Bloomberg).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that notwithstanding anything to the contrary herein, except for purposes of Section 11.15, in no event shall InterPrivate or any investment funds or investment vehicles affiliated with, or managed or advised by, InterPrivate or any portfolio company (as such term is customarily used in the private equity industry) or investment of InterPrivate (or of any such investment fund or investment vehicle) or any interest therein (including the Sponsor) be deemed, treated or considered to be an “Affiliate” of Parent or its Subsidiaries (or, in each case, vice versa).

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Broker-Dealer” shall mean Aspiration Financial LLC, a Delaware limited liability company.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt: (a) Cash and Cash Equivalents shall be determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice; and (b) the amount of Cash and Cash Equivalents as of any given time shall be: (i) decreased by: (A) any Restricted Cash; and (B) any checks, drafts and wires issued as of such time that have not yet cleared; and (ii) increased by any deposits in transit as of such time that have not yet cleared.

“Certificates of Merger” shall mean the First Certificate of Merger and the Second Certificate of Merger, collectively.

“Change of Control” shall mean the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (a) a merger, consolidation, reorganization or similar business combination transaction involving Parent in which the holders of all of the outstanding Equity Interests in Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction outstanding Equity Interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (b) a transaction (or series of related transactions) in which a majority of Parent’s voting securities are transferred to any Person, or any two or more Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), that were not directly or indirectly (including through Affiliates), beneficially or of record, equityholders of Parent prior to the consummation of such transactions (other than as a result of Equity Interests transferred in a secondary transaction by any single Company Stockholder or together with its Affiliates that is not otherwise approved by the disinterested independent directors of the board of directors of Parent); or (c) the consummation of the sale of all or substantially all of the assets of Parent and its Subsidiaries (including the Company), taken as a whole, to any Group, other than such a sale to a Group in which the equityholders of Parent, directly or indirectly (including through Affiliates), beneficially or of record, own a majority of the combined voting securities.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of Parent Class A Stock as reported on the NYSE (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of Parent and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Common Stock” shall mean the shares of common stock, par value $0.000003 per share, of the Company.

“Company IT Systems” shall mean any and all IT Systems owned, leased, or licensed by any Group Company that are used (or held for use) in or in connection with the business of the Group Companies.

“Company Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences (collectively, “Events”): (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Mergers; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemic, pandemics (including COVID-19 or any COVID-19 Measures), tsunami, flood, mudslide, wild fire, other natural or man-made disasters, act of God or other force majeure event; (iii) changes attributable to the public announcement, pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any matter set forth on the Company Disclosure Letter; (x) any Events to the extent actually known by those individuals set forth on Schedule A of the Parent Disclosure Letter on or prior to the date hereof; (xi) any cyberattack on or involving the Company or any of its Subsidiaries; or (xii) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, other than as a result of compliance with the first sentence of Section 6.01 or (B) taken with the prior written consent of or at the prior written request of Parent, Merger Sub or Merger Sub II; provided, however, that if an Event or effect related to clauses (iv) through (vii) disproportionately and adversely affects the Group Companies, taken as a whole, compared to other similarly situated competitors Persons operating in the same industry as the Group Companies, then such Events may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such Events have had a disproportionate and adverse impact on the Group Companies, taken as a whole, as compared to such other Persons.

“Company Options” shall mean each option to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

“Company Preferred Stock” has the meaning set forth in Section 4.03(a).

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-3 Preferred Stock” shall mean the Series B-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-4 Preferred Stock” shall mean the Series B-4 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-5 Preferred Stock” shall mean the Series B-5 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-2 Preferred Stock” shall mean the Series C-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-3 Preferred Stock” shall mean the Series C-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock, par value $0.000003 per share, of the Company.

“Company Stock” shall mean the shares of Company Common Stock and the shares of Company Preferred Stock.

“Company Stockholder” shall mean a holder of a share of Company Stock issued and outstanding immediately prior to the First Effective Time.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention, success fees or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date, and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date in connection with or anticipation of the consummation of the Transactions whether payable before (to the extent unpaid), on or following the Closing Date and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with or anticipation of the consummation of the Transactions; (d) all costs, fees and expenses related to the D&O Tail, but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC; (ii) any and all costs, fees and expenses incurred in connection with the listing on the NYSE of the shares of Parent Common Stock issued in connection with the Transactions; (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions; and (iv) any other amounts payable by Parent hereunder.

“Company Warrants” shall mean the warrants to purchase shares of Company Stock from the Company.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated March 9, 2021, by and between Parent and the Company, as amended or supplemented from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Convertible Notes” shall mean the Senior Secured Promissory Notes and Guaranties, dated March 12, 2021, to each of Zion Consulting and Advisory LLC, AGO Special Situations LP, Inherent Aspiration, LLC and Mark Villanueva, as amended.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean the regulations, measures, recommendations, directives, guidelines or orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made in the reasonable discretion of the Company) in connection with or response to any COVID-19 Measures.

“Current Government Contract” means any Government Contract the period of performance of which has not yet expired or been terminated.

“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other Equity Interest in, such Person.

“Earn Out Participant” shall mean each holder of Company Stock (including, for the avoidance of doubt, holders of Company Stock issued upon any automatic exercise of Company Warrants or conversion of Convertible Notes) or vested Company Options, in each case, as of immediately prior to the First Effective Time, with an Earn Out Pro Rata Share in excess of zero.

“Earn Out Period” shall mean the time period between the Closing Date and the five-year anniversary of the Closing Date.

“Earn Out Pro Rata Share” shall mean, with respect to:

(a) each holder of outstanding shares of Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share”, the term “Fully Diluted Company Shares” shall (1) only include the aggregate number of shares of Company Common Stock issuable upon exercise of vested Company Options pursuant to clause (d) of the definition thereof and (2) disregard clause (e) of the definition thereof (this clause (ii), the “Earn Out Denominator”); and

(b) each holder of vested Company Options as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Company Common Stock issued or issuable upon exercise of such holder’s vested Company Options as of immediately prior to the First Effective Time, divided by (ii) the Earn Out Denominator.

“Environmental Law” shall mean any and all applicable Legal Requirements regulating, relating to or imposing liability or standards of conduct concerning protection of Hazardous Materials, pollution, protection of the environment, natural resources, endangered or threatened species, or human health and safety.

“Equity Financing Proceeds” shall mean a dollar amount equal to the amount of cash proceeds actually received by the Company following the date of this Agreement but prior to the First Effective Time in exchange for the issuance of the Company’s shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, in each case, to the extent such securities are mandatorily convertible or exchangeable on or prior to the First Effective Time.

“Equity Incentive Plan” shall mean the Company’s 2015 Equity Incentive Plan.

“Equity Interests” shall mean with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Escrow Account” the escrow account in the name of the Escrow Agent to be opened in accordance with the Escrow Agreement.

“Escrow Agent” means Continental Stock Transfer & Trust Company or such other escrow agent designated by Parent and the Company.

“Escrow Agreement” means the escrow agreement, substantially in the form attached hereto as Exhibit I, with such changes or modifications as reasonably requested by the Escrow Agent.

“Escrow Pro Rata Share” shall mean, with respect to each holder of outstanding shares of Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Escrow Pro Rata Share”, the term “Fully Diluted Company Shares” shall disregard clauses (d) and (e) of the definition thereof.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Merger Consideration Value by (b) $10.00.

“Excluded Lock-up Shares” means any shares of Company Stock previously issued or issuable in connection with the conversion of the Convertible Notes.

“Export Control Laws” means (a) the U.S. Export Administration Regulations and all other Laws adopted by Governmental Entities of the United States and other countries relating to import and export controls and

(b) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and all anti-boycott Laws adopted by Governmental Entities of other countries relating to prohibition of unauthorized boycotts.

“FINRA” shall mean the Financial Industry Regulatory Authority Inc.

“FINRA Approval” shall mean the decision of FINRA granting approval of the FINRA Consent Application with respect to the transactions contemplated by this Agreement and the change of ownership of the Broker-Dealer.

“Founder” shall mean each of Andrei Cherny and Joseph Sanberg and their respective Affiliates set forth on Schedule A of the Company Disclosure Letter.

“Fully Diluted Company Shares” shall mean the sum, without duplication, of (a) shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (b) shares of Company Preferred Stock (on an as converted to Company Common Stock basis) that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (c) the aggregate number of shares of Company Common Stock and Company Preferred Stock issuable upon exercise of the Company Warrants as of immediately prior to the First Effective Time; plus (d) the aggregate number of shares of Company Common Stock issuable upon exercise of Company Options (whether vested or unvested) as of immediately prior to the First Effective Time; minus (e) a number of shares equal to the aggregate exercise price of the Company Options described in clause (d) above divided by the Per Share Merger Consideration Value; plus (f) the aggregate number of shares of Company Stock (on an as converted to Company Common Stock basis) issued upon the conversion of the Convertible Notes as of immediately prior to the First Effective Time; plus (g) any Equity Interest issued in exchange for Equity Financing Proceeds.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in the first and third sentences of Section 4.01 (Organization and Qualification); the first and second sentences of Section 4.02(a) (Company Subsidiaries); Section 4.03 (Capitalization); Section 4.04 (Due Authorization); and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Parent Subsidiaries); Section 5.03 (Capitalization); Section 5.04 (Authority Relative to this Agreement); Section 5.10 (Business Activities); Section 5.15 (Indebtedness); and Section 5.22 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), self-regulatory organization (which for the purposes of this Agreement shall include FINRA), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, or otherwise regulated under any Environmental Law, including any asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, chlorinated solvents, per- and polyfluoroalkyl substances, petroleum, petroleum byproducts, petroleum breakdown products, or radioactive materials.

“Indebtedness” shall mean and include any of the following: (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument; (c) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness, in each case to the extent payable as a result of the consummation of the Transactions; and (d) all indebtedness of the type referred to in clauses (a) through (c) above, including all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect thereto. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Intellectual Property” shall mean any and all rights, title, or interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications and invention disclosures, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all registered and unregistered trademarks, business marks, service marks, certification marks, brand names, trade dress rights, slogans, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, databases, Software, pictorial and graphic works, mask work rights, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media usernames and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, customer lists, business plans, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“InterPrivate” shall mean InterPrivate, LLC.

“IT Systems” shall mean Software (including firmware and middleware), systems, hardware, networks, servers, computers, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, and all other information technology equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule B of the Company Disclosure Letter; and (b) with respect to Parent, Merger Sub or Merger Sub II, the individuals listed on Schedule B of the Parent Disclosure Letter.

“Law” means any statute, law, ordinance, rule, regulation or Order, in each case, of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” shall mean the liabilities of the Group Companies, as determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice and as further adjusted for the exclusions detailed below. For the avoidance of doubt, Liabilities shall exclude any Indebtedness, any Company Transaction Costs and any liabilities or obligations expressly excluded from the Company Transaction Costs pursuant to clauses (d)(i) through (d)(iv) of the definition thereof, any liabilities related to any Restricted Cash, the impact of any outstanding checks, drafts and wires, which will reduce Cash and Cash Equivalents and not be reclassified to accounts payable as could be required under GAAP, current income Tax liabilities and deferred Tax liabilities, fair value adjustments to lease liabilities and any lease liabilities from adoption of ASC 842 lease accounting.

“Licensed Intellectual Property” shall mean all Intellectual Property owned by a third Person and licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Measurement Date” means the last day of the Adjustment Period.

“OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean any and all Intellectual Property owned (or purported to be owned), in whole or in part, by any of the Group Companies.

“Parent Class B Stock” shall mean, prior to the filing and effectiveness of the Parent A&R Charter, the Class B common stock, par value $0.0001 per share, of Parent entitling the holder of each such share to one vote per share.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of Parent, Merger Sub and Merger Sub II, taken as a whole; or (b) is reasonably likely to prevent or delay the ability of Parent, Merger Sub or Merger Sub II to consummate the Transactions; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean (i) the Amended and Restated Certificate of Incorporation of Parent, dated as of March 4, 2021 (the “Parent Charter”), (ii) the Bylaws of Parent (the “Parent Bylaws”), (iii) the Amended and Restated Warrant Agreement, dated as of July 23, 2021, by and between Parent and Continental Stock Transfer & Trust Company (the “Parent Warrant Agreement”), (iv) the Trust Agreement, and any other similar organizational documents of Parent, as each may be amended, modified or supplemented.

“Parent Stockholder Approval” shall mean the approval of the Parent Stockholder Matters identified in clauses (A) through (G) of Section 7.01(b) by an affirmative vote of the holders of at least a majority of the outstanding Parent Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Organizational Documents) at a Parent shareholders’ meeting duly called by the board of directors of Parent and held for such purpose.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Common Stock and one-fifth of one Public Warrant.

“Per Share Merger Consideration Value” means (a) the sum of (i) $1,750,000,000 and (ii) the Equity Financing Proceeds divided by (b) the Fully Diluted Company Shares.

“Permitted Lien” shall mean: (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to real property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of the affected real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (d) in the case of real property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of the affected real property by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice; and (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record and arising in the ordinary course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of the Group Companies, taken as a whole; (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable; (h) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security; (i) reversionary rights in favor of landlords under any Company Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries; and (j) Liens that do not, individually or in the aggregate, result in a Company Material Adverse Effect.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements all information that identifies, could be used to identify or is otherwise associated with an individual person.

“Privacy Laws” shall mean any and all Applicable Legal Requirements relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Information and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Public Official” shall mean any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Required Company Stockholders” shall mean each of the holders of the Company Stock set forth on Schedule C of the Company Disclosure Letter.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP.

“Sanctions Laws” shall mean any Law related to economic sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union or any of its Member States, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all (a) computer programs, including any and all algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, specifications, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof; (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all versions, updates, releases, patches, corrections, enhancements and modifications thereto and all documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation relating to any of the foregoing.

“Sponsor” shall mean InterPrivate Acquisition Management III, LLC, a Delaware limited liability company.

“Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, by and among the Company each Founder, substantially in the form attached hereto as Exhibit H to be entered into as of the First Effective Time.

“Subsequent PIPE Investment” shall mean the purchase of shares of Parent Common Stock pursuant to the Subsequent Subscription Agreements.

“Subsequent Subscription Agreement” shall mean a subscription agreement, if any, executed after the date hereof and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, alternative minimum, capital gains, windfall profits, premium, occupation, value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, net worth, employment, workers compensation, unemployment, disability, severance, social security, escheat, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, in the nature of a tax and imposed by a Governmental Entity, (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) together with all deficiency assessments, interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and shall include any liability for such amounts as a result of being a transferee or successor or member of a combined, consolidated, unitary or affiliated group.

“Tax Return” shall mean any federal, state, local or foreign return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any election, declaration, disclosure, schedule, estimate or attachment thereto and any amendment thereof.

“Trading Day” means (a) for so long as the Parent Common Stock is listed or admitted for trading on the NYSE or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Common Stock is quoted on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq or similar system, days on which the Parent Common Stock is traded regular way in the over-the-counter market and for which a closing bid and a closing asked price for the Parent Common Stock is available.

“Transaction Agreements” shall mean this Agreement, the Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the

Parent A&R Charter, the Parent A&R Bylaws, the Stockholders’ Agreement, the Escrow Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated by or pursuant to this Agreement or the Transaction Agreements, including the Mergers.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggered Earn Out Shares” shall mean 20,000,000 Earn Out Shares.

“Triggering Event” shall mean any of the following: Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV or Triggering Event V.

“Triggering Event I” shall mean the date on which the Common Share Price is equal to or greater than $12.50 at any time during the first 18 months of the Earn Out Period.

“Triggering Event II” shall mean the date on which the Common Share Price is equal to or greater than $15.00 at any time during the first 36 months of the Earn Out Period.

“Triggering Event III” shall mean the date on which the Common Share Price is equal to or greater than $17.50 at any time during the first 36 months of the Earn Out Period.

“Triggering Event IV” shall mean the date on which the Common Share Price is equal to or greater than $20.00 at any time during the first 48 months of the Earn Out Period.

“Triggering Event V” shall mean the date on which the Common Share Price is equal to or greater than $25.00 at any time during the Earn Out Period.

“Warrant Accounting Issue” means the fact that, pursuant to applicable Laws or requirements of the SEC in effect or announced as of the date of this Agreement, Parent may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures)) arising from the treatment of such warrants of Parent as equity rather than liabilities.

ANNEX B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTERPRIVATE III FINANCIAL PARTNERS INC.

InterPrivate III Financial Partners Inc., a public benefit corporation organized and existing under the laws of the state of Delaware (the “Corporation”), does hereby certify as follows:

1.

The name of the Corporation is “InterPrivate III Financial Partners Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 10, 2020 (as thereafter amended and restated, the “Original Certificate”). The name under which the Original Certificate was filed is “InterPrivate III Financial Partners Inc.”

2.

This Second Amended and Restated Certificate of Incorporation (this “Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.	This Restated Certificate shall become effective upon filing with the Secretary of State of the State of Delaware.

4.

This Restated Certificate has been adopted in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 18, 2021, by and among the Corporation, InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC and Aspiration Partners, Inc. (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”). Upon the closing of the Corporation’s Business Combination (as defined in the Original Certificate) pursuant to the Merger Agreement, all [●] shares of the Class B common stock of the pre-Business Combination Corporation were converted on a 1-for-1 basis into [●] shares of Class A Common Stock (as defined below).

5.	This Restated Certificate hereby amends and restates the provisions of the Original Certificate to read in its entirety as follows:

ARTICLE I

The name of the corporation is Aspiration, Inc. (the “Corporation”). The Corporation is a public benefit corporation under Subchapter XV of the DGCL.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations, including public benefit corporations, may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented. The specific public benefit purpose of the Corporation is to help those we serve Do Well and Do Good for People and the Planet.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock (each as defined below). The total number of shares of capital stock that the Corporation shall have authority to issue is [●], consisting of: (i) [●] shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); and (ii) [●] shares of Class B common stock, having a par value of $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (iii) [●] shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.    COMMON STOCK

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time. Except as expressly provided in this Article V, all shares of Common Stock shall, as among each other, have the same rights, preferences and privileges and rank equally, share ratably and be identical in all respects as to all matters (unless holders of shares representing a majority of the voting power of any outstanding class of Common Stock (voting separately as a single class) waive such requirement in advance by an affirmative vote or written consent as to different treatment of such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock).

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock shall be entitled to vote on each matter submitted to a vote of stockholders generally and shall be entitled to one vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate, as may be amended and/or restated from time to time (including any Certificate of Designation (as defined below)) (this “Certificate of Incorporation”) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock or other classes of Common Stock if the holders of such affected series of Preferred Stock or class of Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series or class, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL. Except as otherwise required by law, shares of Class B Common Stock will not be entitled to vote with respect to any matter and will not entitle the record holder thereof to any voting powers.

Except as otherwise required pursuant to this Certificate of Incorporation and subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of each class of Common Stock or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto).

Except as otherwise required in this Certificate of Incorporation or by the DGCL, the holders of Common Stock (other than the holders of Class B Common Stock) will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with such holders of Common Stock, as a single class with the holders of Preferred Stock).

3.     Dividends.

(i)     Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(ii)     Dividends of cash or property may not be declared or paid on any class of Common Stock unless a dividend of the same amount per share and same type of cash or property (or the same combination thereof) per share is concurrently declared or paid on the other classes of outstanding Common Stock.

(iii)     In no event will any stock dividend, stock split, reverse stock split, combination of stock, subdivision, exchange, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner (unless such requirement is waived in advance by the written consent or affirmative vote of the holders of shares representing a majority of the voting power of any such other class of Common Stock (voting separately as a single class), in which event, no such Stock Adjustment need be made for such other class of Common Stock). Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

4.     Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.     Merger, Consolidation, Tender or Exchange Offer. Without limiting the generality of the last sentence of Article V, Section A.1, unless the requirement as to different treatment of any class of Common Stock is waived in advance by the affirmative vote or written consent of holders of shares representing a majority of the voting power of the outstanding Common Stock of such class (voting separately as a single class), in which event, different treatment may be permitted for such class of Common Stock, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock; provided that, for the purposes of the foregoing clauses (1) and (2) and notwithstanding the last sentence of Article V, Section A.1, in the event any such consideration includes securities, the consideration payable to holders of Class B Common Stock shall be deemed to be the same form of consideration and the same amount of consideration on a per share basis as that payable to the holders of Class A Common Stock on a per share basis if the only difference in the per share distribution to the holders of Class B Common Stock is that the securities distributed to such holders have no voting power, except as otherwise required by applicable law.

6.     Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation, as may be amended and/or restated from time to time (the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B.     PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.     The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Filing Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Filing Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Filing Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Filing Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class (but, without the applicable director’s consent, may not assign such director to a different class). Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation.

B.     Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.     Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, without the assent or vote of the stockholders of the Corporation entitled to vote with respect thereto in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation(s) in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.     The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.     Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.     Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation shall be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.     Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A.     The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL. By operation of Section 203(b)(3) of the DGCL, the restrictions on business combinations (as defined in Section 203(c)(3) of the DGCL) under Section 203 of the DGCL shall continue to apply for twelve (12) months after the Filing Effective Time, at which time they shall cease to apply by virtue of the election set forth in the immediately preceding sentence (the “203 Opt-Out Effective Date”). The provisions of Article IX(B)-(D), including the restrictions on business combinations (as defined in Article IX(D)(3) below) set forth in Article IX(B) below, shall not apply before the 203 Opt-Out Effective Date. From and after the 203 Opt-Out Date, the provisions of Article IX(B)–(D) below shall become effective if, and shall continue in effect for so long as, the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act.

B.     The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)     prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)     upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)     at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds (66 2/3%) of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.     The restrictions contained in the foregoing Article IX(B) shall not apply if:

(1)     a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)     the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2); (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).

D.     For purposes of this Article IX, references to:

(1)     “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)     “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)     “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.     any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b.     any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.     any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d.     any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.     any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)     “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)     “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)    “owner,” including the terms “own,” “owned,” and “ownership” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.    beneficially owns such stock, directly or indirectly;

b.    has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)    “Stockholder Party” means any stockholder of the Corporation that was a direct or indirect stockholder of Aspiration Partners, Inc. immediately prior to the First Effective Time (as defined in the Merger Agreement) and directly or indirectly acquired shares of stock of the Corporation as a result of the consummation of the transactions contemplated by the Merger Agreement.

(10)    “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11)    “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12)    “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all outstanding shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A.    Subject to Article X(C), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

B.    Subject to Article X(C), the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

C.    Any indemnification under this Article X (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;(iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

D.    For purposes of any determination under Article X(C), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Article X(D) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be.

E.    Notwithstanding any contrary determination in the specific case under Article X(C), and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible Article X(A) or Article X(B). The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Article X(A) or Article X(B), as the case may be. Neither a contrary determination in the specific case under Article X(C) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article X shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

F.    Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article X shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article X. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

G.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Article X(A) or Article X(B) shall be made to the fullest extent permitted by law. The provisions of this Article X shall not be deemed to preclude the indemnification of any person who is not specified in Article X(A) or Article X(B) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

H.    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article X.

I.    For purposes of this Article X, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article X with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article X shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article X, (i) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (ii) references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and (iii) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article X.

J.    The indemnification and advancement of expenses provided by, or granted pursuant to, this Article X shall, unless otherwise provided when authorized or ratified as provided in this Article X, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

K.    Notwithstanding anything contained in this Article X to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Article X, Section E), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.

L.    The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article X to directors and officers of the Corporation.

M.    Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of

Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Article X(M) shall only apply to Covered Persons in their capacity as Covered Persons.

N.    Any repeal or amendment of this Article X by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article X, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to the indemnified parties on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

ARTICLE XI

A.    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of the Corporation to the Corporation or to the Corporation’s stockholders; (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time); (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court; or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

B.    Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C.    Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ARTICLE XII

At any time when any shares of capital stock of the Corporation are outstanding, the Corporation shall not, either directly or indirectly, merge or consolidate with or into another entity if, as a result of such merger or consolidation, the capital stock of the Corporation would become, or be converted into or exchange for the right to receive, shares or other equity interests in a domestic or foreign corporation that is not a public benefit corporation or similar entity and the certificate of incorporation (or similar governing document) of which does not contain identical provisions to Article III identifying the public benefit or public benefits, unless the Corporation shall have obtained, in addition to any affirmative vote required by law or by the Certificate of Incorporation, the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIII

A.    In recognition and anticipation that (a) certain directors, principals, officers, employees and/or other representatives of an Exempted Person (as defined below) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (b) an Exempted Person and its Affiliates, including (i) any portfolio company in which it or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of its limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (c) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (i) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (ii) any of their respective limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person, Non-Employee Director or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.    Neither (i) any Exempted Person nor (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (other than the Corporation, any of its subsidiaries or their respective officers or employees) (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary or other duty to refrain from directly or indirectly (A) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (B) competing with the Corporation or any of its Affiliates or subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than the Corporation or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary or other duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this Article XIII. Subject to Section C of this Article XIII, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries (or its Affiliates).

C.    The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XIII shall not apply to any such corporate opportunity.

D.    In addition to and notwithstanding the foregoing provisions of this Article XIII, corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (a) the Corporation is neither financially or legally able, nor contractually permitted to undertake; (b) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation; or (c) is one in which the Corporation has no interest or reasonable expectancy.

E.    For purposes of this Article XIII, (i) “Affiliate” means (a) in respect of an Exempted Person, any Person that, directly or indirectly, is controlled by such Exempted Person, controls such Exempted Person or is under common control with such Exempted Person and shall include any principal, member, equityholder, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Exempted Person” means [•]; and (iii) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

F.    To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

ARTICLE XIV

A.    Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may not be amended, altered, repealed or rescinded, in whole or in part, and no provision inconsistent therewith or herewith may be adopted, without the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII and this Article XIV.

B.    If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate to be executed by its duly authorized officer as this        day of            , 2021.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:
Name:
Title:

ANNEX C

Bylaws

of

Aspiration, Inc.

(a Delaware corporation)

C-i

TABLE OF CONTENTS

(continued)

C-ii

Bylaws

of

Aspiration, Inc.

Article I - Corporate Offices

1.1     Registered Office.

The address of the registered office of Aspiration, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2     Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1     Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2     Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3     Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4     Notice of Business to be Brought before a Meeting.

(i)     At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)     Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.4(i), the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the First Effective Time (as defined in the Merger Agreement (as defined below)), the date of the preceding year’s annual meeting shall be deemed to be June 15, 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(iii)     To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)     As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b)     As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer; (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation; (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation; (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand; (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (6) a representation as to whether such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal; (7) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the Proposing Persons; (8) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any Proposing Person is a party, the intent or effect of which may be (i) to transfer to or from any Proposing Person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any Proposing Person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any Proposing Person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation; and (9) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (9) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(c)     As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person; (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment); (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (c) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting; (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made; and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)     A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)     Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The Board or chairperson of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.4, if the Proposing Person (or a qualified representative of the Proposing Person) does not appear at the annual meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(vi)     This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii)     For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and

Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5     Notice of Nominations for Election to the Board of Directors.

(i)     Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting; (B) is entitled to vote at the meeting; and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Except as may be otherwise provided by the terms of one or more series of Preferred Stock (as defined in the Corporation’s Certification of Incorporation) with respect to the rights of holders of one or more series of Preferred Stock to elect directors, the foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(ii)     Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation; (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6; and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(iii)     Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation; (2) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6; and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iv)     In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(v)     In no event may a Nominating Person provide notice with respect to the nomination of a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the

Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) (x) in the case of an annual meeting, the conclusion of the time period for Timely Notice or (y) in the case of a special meeting, the conclusion of the time period for Timely Notice as set forth in Section 2.5(iii), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(vi)     To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a)     As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b)     As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c)     As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person; (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”); and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(vii)     A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other

Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(viii)     In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6     Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)     To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law; (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation; (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect); (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election; and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii)     The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines, the Exchange Act and applicable stock exchange rules.

(iii)     A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv)     No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The Board or chairperson of the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect. Notwithstanding the foregoing provisions of Section 2.5, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(v)     Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

(vi)     Any shareholder directly or indirectly soliciting proxies from other shareholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

2.7     Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8     Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9     Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10     Conduct of Business.

The chairperson of each annual and special meeting shall be the Chairperson of the Board or, in the absence (or inability or refusal to act) of the Chairperson of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of the meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of the chairperson of the meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairperson of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the chairperson of the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such chairperson should so determine, such chairperson shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairperson of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.11     Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation and subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12     Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action without a meeting is fixed by the Board, (i) when no prior action of the Board is required by the DGCL, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by the DGCL, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13     Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law in any manner provided under Section 212(c) of the DGCL or as otherwise provided under applicable law and filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14     List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15     Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)     determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii)     count all votes or ballots;

(iii)     count and tabulate all votes;

(iv)     determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v)     certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16     Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1     Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2     Number of Directors.

Subject to the Certificate of Incorporation or any certificate of designation with respect to any series of Preferred Stock, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. Except as otherwise provided in the Certificate of Incorporation, no reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3     Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4     Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, except as otherwise provided by applicable law, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

3.5     Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6     Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7     Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be held within or outside the State of Delaware and called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)	delivered personally by hand, by courier or by telephone;

(ii)	sent by United States first-class mail, postage prepaid;

(iii)	sent by facsimile or electronic mail; or

(iv)	sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8     Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9     Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10     Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1     Committees of Directors.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum, and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2     Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)	Section 3.5 (place of meetings; meetings by telephone);

(ii)	Section 3.6 (regular meetings);

(iii)	Section 3.7 (special meetings; notice);

(iv)	Section 3.9 (board action without a meeting); and

(v)	Section 7.14 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

4.3     Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1     Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2     Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3     Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4     Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5     Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6     Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7     Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8     Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL; (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL; and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1     Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2     Stock Certificates.

The shares of the Corporation shall be uncertificated, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be certificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law, and shall state conspicuously that the Corporation is a public benefit corporation formed pursuant to Subchapter XV of the DGCL. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

7.3     Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4     Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may, in addition to any other requirements as may be imposed by the Corporation, require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5     Shares Without Certificates.

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6     Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7     Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8     Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9     Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10     Transfer of Stock.

Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11     Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12     Lock-Up.

(i)     Subject to Section 7.12(ii), the holders (the “Lock-up Holders”) of the Class A common stock of the Corporation issued (a) as consideration pursuant to (x) the merger of ”), InterPrivate III Merger Sub Inc., a Delaware corporation (“Merger Sub”), with and into Aspiration Partners, Inc., a Delaware corporation (“Aspiration”), with Aspiration as the surviving corporation (the “First Merger”) and (y) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Aspiration with and into InterPrivate III Merger Sub II LLC, a Delaware limited liability company (“Merger Sub II”), with Merger Sub II surviving as a wholly owned subsidiary of the Corporation (the “Second Merger” and, together with the First Merger, the “Aspiration Transaction”) or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Aspiration Transaction in respect of awards of

Aspiration outstanding immediately prior to the closing of the Aspiration Transaction (excluding, for the avoidance of doubt, the Parent Warrants (as defined in the Agreement and Plan of Merger, dated as of August 18, 2021, by and among InterPrivate III Financial Partners Inc., a Delaware corporation, Merger Sub, Merger Sub II and Aspiration (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”))) (such shares referred to in this Section 7.12(i)(b), the “Aspiration Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

(ii)     Notwithstanding the provisions set forth in Section 7.12(i), the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, or (iii) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof and any subsequent sale by such financial institution; (f) to the Corporation; or (g) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the closing date of the Aspiration Transaction.

(iii)     Notwithstanding the provisions set forth in Section 7.12(i), if (A) at least 120 days have elapsed since the closing date of the Aspiration Transaction and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Closing Date occurred. For the avoidance of doubt, in no event shall the Lock-Up Period end earlier than 120 days after the Closing Date pursuant to the Blackout-Related Release.

(iv)     Notwithstanding the other provisions set forth in this Section 7.12, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein.

(v)     For purposes of this Section 7.12:

(a)     the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(b)     the term “Lock-up Period” means the period beginning on the closing date of the Aspiration Transaction and ending at 8:00 am Eastern Time on the date that is 180 days after (and excluding) the closing date (the “Closing Date”) of the Aspiration Transaction;

(c)     the term “Lock-up Shares” means the shares of Class A common stock held by the Lock-up Holders immediately following the closing of the Aspiration Transaction (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Aspiration Transaction) and the Aspiration Equity

Award Shares; provided, that, for clarity, (i) shares of Class A common stock issued in connection with the PIPE Investment (as defined in the Merger Agreement) and (ii) the shares of Class A common stock issued in the Aspiration Transaction in exchange for Excluded Lock-up Shares (as defined in the Merger Agreement) shall not constitute Lock-up Shares;

(d)     the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.12(ii).;

(e)     the term “Trading Day” is a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and

(f)     the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, pledge, grant of any option to purchase, or other disposition of or agreement to dispose of, directly or indirectly, or the establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

7.13     Registered Stockholders.

The Corporation:

(i)     shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)     shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.14     Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII - Notice

8.1     Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid; (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1     Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2     Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3     Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4     Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5     Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by the Corporation shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6     Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a present or former director or officer in appearing at, participating in or defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article IX shall be paid by the Corporation upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by employees and agents of the Corporation or by persons acting at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7     Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8     Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9     Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, (i) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (ii) references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and (iii) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10     Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified as provided in this Article IX, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11     Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any present or former director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of the Corporation.

9.12     Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation and to persons serving at the request of the Corporation as directors, officers, employees and agents of another corporation, partnership, joint venture, trust or other enterprise similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13     Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary) and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

9.14     Amendments. Any repeal or amendment of this Article IX by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these bylaws inconsistent with this Article IX, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to the indemnified parties on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Public Benefit Corporation Provisions

11.1     Required Statement in Stockholder Meeting Notice. The Corporation shall include in every notice of a meeting of stockholders a statement to the effect that it is a public benefit corporation under Subchapter XV of the DGCL.

11.2     Periodic Statements. The Corporation shall no less than biennially provide the stockholders with a statement as to the Corporation’s promotion of the public benefit or public benefits identified in the Certificate of Incorporation and of the best interests of those materially affected by the Corporation’s conduct. The statement shall include: (i) the objectives the Board has established to promote such public benefit or public benefits and interests; (ii) the standards the Board has adopted to measure the Corporation’s progress in promoting such public benefit or public benefits and interests; (iii) objective factual information based on those standards regarding the Corporation’s success in meeting the objectives for promoting such public benefit or public benefits and interests; and (iv) an assessment of the Corporation’s success in meeting the objectives and promoting such public benefit or public benefits and interests.

Article XII - Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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ANNEX D

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on August 18, 2021, by and between InterPrivate III Financial Partners Inc., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with Aspiration Partners Inc., a Delaware corporation (“Aspiration”), and the other parties thereto, providing for a business combination between the Company and Aspiration (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereto (the “Committed Shares,” together with any Additional Shares (as defined below) that may be issued pursuant to Section 1(b), the “Subscribed Shares”) for a purchase price of $10.00 per Committed Share (the “Per Share Price” and the aggregate of such Per Share Price for all Committed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Committed Shares and Additional Shares, if any, in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and

WHEREAS, on or about the date of this Subscription Agreement, and in connection with the Transaction, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which (x) such Subscribers have agreed to purchase on the closing date of the Transaction, inclusive of the Committed Shares, an aggregate amount of 20,000,000 shares of Class A Common Stock, at the Per Share Price for an aggregate purchase price, inclusive of the Purchase Price, of $200,000,000, and (y) such Subscribers, inclusive of the Additional Shares, together with any other subscribers pursuant to subscription agreements entered into after the date hereof and prior to the Initial Closing (as defined below), may be issued up to 20,000,000 additional shares of Class A Common Stock in the event the Adjustment Period VWAP (as defined below) is less than $10.00.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement:

Section 1. Subscription; Additional Shares

(a) Subscription. Subject to the terms and conditions hereof, at the Initial Closing, Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Committed Shares (such subscription and issuance, the “Subscription”).

(b) Additional Shares. Subject to Section 1(c), in the event that the Adjustment Period VWAP is less than $10.00 per share of Class A Common Stock, Subscriber shall be entitled to receive from the Company a number of additional shares of Class A Common Stock equal to the product of (x) the number of Committed Shares issued to Subscriber at the Initial Closing that Subscriber holds through the Measurement Date (as defined below), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP, and (B) the denominator of which is the Adjustment Period VWAP (such additional shares, the “Additional Shares”); provided that in no event shall (i) the number of Additional Shares exceed the Additional Share Cap (as defined below) or (ii) the number of Additional Shares issuable pursuant to this Subscription Agreement, together with any additional shares of Class A Common Stock issuable to all of the Other Subscribers pursuant to the Other Subscription Agreements and any other subscribers pursuant to subscription agreements entered into after the date hereof and prior to the Initial Closing, exceed 20,000,000 shares of Class A Common Stock in the aggregate. Notwithstanding anything to the contrary herein, no fraction of a share of Class A Common Stock will be issued pursuant to this Section 1(b), and if Subscriber would otherwise be entitled to a fraction of a share of Class A Common Stock, Subscriber shall instead have the number of Additional Shares issued to Subscriber rounded down to the nearest whole share of Class A Common Stock, without payment in lieu of such fractional shares.

(c) Forfeiture of Additional Shares. Notwithstanding anything in this Subscription Agreement to the contrary, if (i) at any time from the Initial Closing through the Measurement Date, Subscriber is not the record and beneficial owner of all the Committed Shares or Subscriber otherwise transfers its Committed Shares from the Company’s transfer agent’s custody to a brokerage or other account not controlled by the Company’s transfer agent on behalf of Subscriber or (ii) at any time prior to the Measurement Date, Subscriber or any person or entity acting on its behalf or pursuant to any understanding with Subscriber, directly or indirectly, engages in any transaction in breach of Section 4(r), Subscriber shall automatically and irrevocably forfeit any right to or interest in any Additional Shares. The Company may request, and Subscriber agrees to provide, documentation reasonably necessary to evidence Subscriber’s compliance with the terms of this Section 1(c) as a condition precedent to the issuance of Additional Shares to Subscriber.

(d) Certain Definitions. For purposes of this Agreement: (i) the “Additional Share Cap” shall mean the lesser of (x) the product of 1.00 multiplied by the number of Committed Shares issued to Subscriber at the Initial Closing that Subscriber holds through the Measurement Date and (y) Subscriber’s pro rata portion (calculated based on Subscriber’s Purchase Price relative to the aggregate purchase price paid by all Subscribers pursuant to the Subscription Agreements and any other subscribers pursuant to subscription agreements entered into after the date hereof and prior to the Initial Closing) of 20,000,000 shares of Class A Common Stock in the aggregate; (ii) the “Adjustment Period VWAP” means the volume weighted average price of a share of Class A Common Stock, as reported on the Stock Exchange (as defined below), determined for the last 10 Trading Days of the Adjustment Period (as defined below) (as reported on Bloomberg); (iii) the “Adjustment Period” means the 60-day period after (but not including) the Effectiveness Date (as defined below); provided, that if the last day of such 60 day period is not a Trading Day, the Adjustment Period shall end on the immediately following Trading Day; (iv) the “Measurement Date” means the last day of the Adjustment Period; and (v) “Trading Day” means any day on which the Stock Exchange is open for trading.

Section 2. Initial Closing; Additional Closing.

(a) The consummation of the Subscription contemplated hereby (the “Initial Closing”) shall occur on the closing date of the Transaction (the “Initial Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction.

(b) At least five Business Days before the anticipated Initial Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Initial Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two Business Days prior to the Initial Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Committed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Initial Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Initial Closing, the Committed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions) (and the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber), and (ii) as promptly as practicable after the Initial

Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Committed Shares on and as of the Initial Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Initial Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Committed Shares on and as of the Initial Closing Date) the Purchase Price for the Committed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Committed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Committed Shares on and as of the Initial Closing Date. In the event that the consummation of the Transaction does not occur within five Business Days after the anticipated Initial Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than seven Business Days after the anticipated Initial Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Initial Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to the Initial Closing set forth in this Section 2 to be satisfied or waived on or prior to the Initial Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Initial Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.

(c) If applicable, the issuance of the Additional Shares contemplated hereby (the “Additional Closing” and together with the Initial Closing, each, a “Closing”) shall occur on the fifth Business Day following the Measurement Date (the “Additional Closing Date” and together with the Initial Closing Date, each, a “Closing Date”). The Company shall deliver to Subscriber (i) at the Additional Closing, any Additional Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions), and (ii) as promptly as practicable after the Additional Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Additional Shares on and as of the Additional Closing Date.

(d) Each Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on such Closing Date:

(i)

in respect of the Initial Closing, all conditions precedent to the closing of the Transaction set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Initial Closing;

(ii)

no governmental authority shall have enacted, issued or entered any judgment or order which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii)	the shares of Class A Common Stock shall be approved for listing on the New York Stock Exchange (the “Stock Exchange”) subject only to official notice of issuance.

(e) The obligation of the Company to consummate each Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on such Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of such Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of such Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of such Closing Date or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the respective Closing Date or such earlier date), taken as a whole, does not result in a Subscriber Material Adverse Effect;

(ii)

Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to such Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by the Company to Subscriber and Subscriber fails to cure such non-compliance in all material respects within five Business Days of receipt of such notice; and

(iii)

in respect of the Additional Closing only, to the extent Subscriber is entitled to Additional Shares pursuant to Section 1(b), Subscriber shall have delivered a duly-executed certificate in the form attached hereto as Annex B dated the Additional Closing Date and any other documentation requested pursuant to Section 1(c).

(f) The obligation of Subscriber to consummate each Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on each Closing Date:

(i)

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of such Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of such Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of such Closing Date or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the respective Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)

the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to such Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by Subscriber to the Company and the Company fails to cure such non-compliance in all material respects within five Business Days of receipt of such notice; and

(iii)

except to the extent consented to in writing by Subscriber, the Merger Agreement shall not have been amended in writing by the Company in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement.

(g) Prior to or at each Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name such shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company or its subsidiaries individually or taken as a whole, or materially affects the legal authority and ability of the Company to comply with the terms of this Subscription Agreement, including the issuance and sale of the Subscribed Shares, or the Transaction.

(b) The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents or the laws of the State of Delaware.

(c) This Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of a Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the United States Securities and Exchange Commission (the “Commission”), (iv) those required by the Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) those the failure of which to obtain would not have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(i) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

(j) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k) The Class A Common Stock is eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Common Stock is not, and has not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Class A Common Stock through DTC.

(l) Except for Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and PJT Partners LP (together, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(m) As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. The Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock with the Commission and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof. Notwithstanding anything in this Section 3(m) to the contrary, no representation or warranty is made in this Subscription Agreement as to the historical accounting treatment of the Warrants, or as to any deficiencies in disclosure (including with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such Warrants as equity rather than liabilities in the Company’s historical financial statements.

(n) As of the date hereof, the authorized share capital of the Company consists of 400,000,000 shares of common stock (the “Common Stock”), including 380,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof and immediately prior to the Initial Closing and prior to giving effect to the Transaction: (i) 26,767,500 shares of Class A Common Stock, 6,468,750 shares of Class B Common Stock and no Preferred Shares were issued and outstanding; (ii) 5,175,000 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 138,500 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together “Warrants”), were issued and outstanding; and (iii) no Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Initial Closing. All

(A) issued and outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive or similar rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as set forth above and pursuant to (1) the Other Subscription Agreements, or (2) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Merger Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Merger Agreement. Except as described in the SEC Documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement. The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “IPVF” or, following the Initial Closing shall trade under the symbol, “ASP”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.

(o) Upon consummation of the Transaction, the issued and outstanding shares of Class A Common Stock will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange.

(p) The Company is not, and immediately after receipt of payment for the Subscribed Shares and consummation of the Transaction, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) The Company has not entered into any side letter or agreement (written or oral) with any Other Subscriber relating to or modifying such Other Subscriber’s investment in the Company pursuant to the Other Subscription Agreements that includes terms and conditions that are materially more advantageous to such Other Subscriber (as compared to Subscriber), except any terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds. The Other Subscription Agreements reflect the same Per Share Price and other material terms and conditions with respect to the purchase of the Subscribed Shares that are no more favorable to such Other Subscriber thereunder than the terms of this Subscription Agreement (other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related funds).

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Nothing contained herein shall be deemed a representation or warranty by Subscriber to hold the Subscribed Shares for any period of time. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or the securities laws of any State or other jurisdiction and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1 1⁄2”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein and in the Amended and Restated Registration Rights Agreement, dated as of the Initial Closing Date, by and among the Issuer and other parties thereto (the “Registration Rights Agreement”) (but only to the extent that Subscriber is party to the Registration Rights Agreement, in which case, notwithstanding anything else contained herein to the contrary, Section 5 hereof shall not apply and not be effective with respect to such Subscriber). Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, as amended (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Initial Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations in Section 3 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, Aspiration and its subsidiaries (collectively, the “Acquired Companies”) and the Transaction, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that none of the Acquired Companies or the Placement Agents or any of their respective affiliates or any of such person’s or its affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Acquired Companies, Placement Agents or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber.

(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from the Placement Agents, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by law, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by law, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after either Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(o) Subscriber at the Initial Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2 of this Subscription Agreement.

(p) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, Aspiration or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.

(q) No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such a way as to create any liability on the Company.

(r) Subscriber hereby acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any “short sales” (including, without limitation, as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to any securities of the Company prior to the Measurement Date (or such earlier termination of this Subscription Agreement in accordance with its terms), other than pledges in the ordinary course of business as part of prime brokerage arrangements. Notwithstanding the foregoing, nothing in this Section 4(r): (i) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the Warrants of the Company held by Subscriber as of the date hereof; (ii) shall prohibit any entities under common management or that share an investment advisor with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” or engaging in other hedging transactions; and (iii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement (the “Investing Portfolio Manager”) and the portfolio managers or desks who have direct knowledge of the investment decisions made by the Investing Portfolio Manager. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (1) pursuant to an available exemption from the registration requirements of the Securities Act or (2) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

(s) Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(t) Subscriber acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Transaction.

(u) Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(c) and Section 5(d), the Company agrees that, within 30 calendar days following the Initial Closing Date, the Company will submit to or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Committed Shares (the “Committed Shares Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Committed Shares Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Initial Closing Date (the “First Effectiveness Deadline,” and such date the Commission declares the Committed Shares Registration Statement effective, the “Effectiveness Date”); provided, that the Effectiveness Deadline shall be extended to 120 calendar days after the Initial Closing Date if the Committed Shares Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Committed Shares Registration Statement declared effective within 5 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Committed Shares Registration Statement will not be “reviewed” or will not be subject to further review.

(b) In the event that Subscriber is issued Additional Shares pursuant to the terms of this Agreement, subject to Section 5(c) and Section 5(d), the Company agrees that, within 30 calendar days following the Additional Closing Date, the Company will submit to or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Additional Shares (the “Additional Shares Registration Statement,” and the Committed Shares Registration Statement, each, a “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Additional Shares Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Additional Closing Date (the “Second Effectiveness Deadline,” and the First Effectiveness Deadline, each, an “Effectiveness Deadline”) (the “Second Effectiveness Deadline”); provided, that the Second Effectiveness Deadline shall be extended to 120 calendar days after the Additional Closing Date if the Additional Shares Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Additional Shares Registration Statement declared effective within 5 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Additional Shares Registration Statement will not be “reviewed” or will not be subject to further review.

(c) Unless otherwise agreed to in writing by Subscriber prior to the filing of a Registration Statement, Subscriber shall not be identified as a statutory underwriter in a Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in a Registration Statement, Subscriber will have the opportunity to withdraw from a Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares or other shares to be registered for each selling stockholder named in a Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend such Registration Statement or file one or more new registration statement(s) (such amendment or new registration statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than 30 calendar days after the filing of such Registration Statement (an “Additional Effectiveness Deadline”); provided, that an Additional Effectiveness Deadline shall be extended to 120 calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that the Company shall have such Registration Statement declared effective within 10 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review.

(d) The provisions of Section 5(a) through Section 5(c) shall be subject to the following provisions: (i) notwithstanding Section 5(b), the Company may, in good faith and on the advice of its counsel, register for resale any combination of Subscribed Shares (including, for the avoidance of doubt, the Additional Shares) on the Committed Shares Registration Statement if (x) it is permissible by the rules and regulations of the Commission and (y) the inclusion of the Additional Shares does not delay the effectiveness thereof beyond the First Effectiveness Deadline, (ii) if an Effectiveness Deadline or an Additional Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, an Effectiveness Deadline or Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (iii) if the Commission is closed for operations due to a government shutdown, an Effectiveness Deadline or Additional Effectiveness Deadline shall be extended by the same number of Business Days that the Commission remains closed for. With respect to a Registration Statement on which Subscriber is entitled to register Subscribed Shares pursuant to this Agreement, the Company shall provide a draft of such Registration Statement to Subscriber for review at least two Business Days in advance of the respective date of filing such Registration Statement with the Commission (a “Filing Date”), and Subscriber shall provide any comments on such Registration Statement to the Company no later than the respective day immediately preceding such Filing Date. Any failure by the Company to file a Registration Statement by an Effectiveness Deadline or an Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(e) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earlier of (i) two years from the effective date of such Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold or (iii) on the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as a Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Subscribed Shares pursuant to a Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Common Stock are then listed and update or amend a Registration Statement as necessary to include Subscribed Shares. The Company will use its commercially reasonable efforts to, for so long as Subscriber holds Subscribed Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable Subscriber to resell the Subscribed Shares pursuant to Rule 144. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.

(f) The Company’s obligations to include the Subscribed Shares in a Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of a Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to a Registration Statement following the filing of the Company’s Annual Report on Form 10-K for each of its first two completed fiscal years following the effective date of a Registration Statement; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five Business Days prior to the anticipated filing date of a Registration Statement; and provided, further, under no circumstances shall Subscriber be required to sign any type of lock-up agreement. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use a Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under a Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for a Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (x) the Company shall not so delay filing or so suspend the use of a Registration Statement for a period of more than 60 consecutive days or more than a total of 90 calendar days, in any 360 day period, and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(g) Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company other than to the extent that providing notice to Subscriber of the events listed in clauses (i) through (iii) below constitutes material non-public information regarding the Company) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three Business Days from the date of such event, (ii) any Suspension Event during the period that a Registration Statement is effective, which notice shall be given no later than three Business Days from the date of such Suspension Event, or (iii) if as a result of a Suspension Event a Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under a Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company except (A) for disclosure to Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (x) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up. Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(g)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one Business Day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(h) For purposes of this Section 5, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any affiliate of Subscriber to which the rights under this Section 5 shall have been duly assigned.

(i) The Company shall indemnify and hold harmless Subscriber (to the extent a seller under a Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees and disbursements of one law firm) and documented expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained or incorporated by reference in such Registration Statement, any prospectus included in such Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

(j) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained or incorporated by reference in any Registration Statement (to the extent a seller under a Registration Statement), any prospectus included in such Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(k) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(l) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(m) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited to the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(m) from any person or entity who was not guilty of such fraudulent misrepresentation.

(n) In addition, in connection with any sale, assignment, transfer or other disposition of the Subscribed Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Subscribed Shares held by Subscriber become freely tradable and upon compliance by Subscriber with the requirements of this Subscription Agreement, if requested by Subscriber, the Company shall use commercially reasonable efforts to cause the transfer agent for the Subscribed Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares sold or disposed of without restrictive legends within three trading days of any such request therefor from Subscriber, provided that the Company and the Transfer Agent have timely received from Subscriber customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from Subscriber by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Company’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares. If restrictive legends are no longer required for such Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 5(n) and within two trading days of any request therefor from Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Subscribed Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

(o) For the avoidance of doubt, the Issuer acknowledges and agrees that Subscriber is not party to the Registration Rights Agreement.

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to a Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to such Closing Date, and (d) the “Outside Date” as defined in the Merger Agreement (as such Outside Date may be amended or extended from time to time), if the Initial Closing has not occurred by such date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated March 4, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement, and (c) will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Subscription Agreement; provided, however, that nothing in this Section 7 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the Company’s certificate of incorporation in respect of any redemptions by Subscriber in respect of Class A Common Stock acquired by any means other than pursuant to this Subscription Agreement.

Section 8. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day, (iii) one Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).

(b) Subscriber acknowledges that (i) the Company and, following the Initial Closing, Aspiration, Inc., will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) the Placement Agents will rely on the representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company, or Aspiration, Inc. or the Placement Agents any rights other than those expressly set forth herein. Prior to a Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to a Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5 of this Subscription Agreement) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closings.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto. Notwithstanding anything to the contrary herein, (i) no amendment, modification or waiver of the terms of an Other Subscription Agreement shall be effective against Subscriber, unless such amendment, modification or wavier applies to all Subscribers equally, (ii) any amendment, modification or waiver that has a disproportionate effect on Subscriber (considered apart from any disproportionate effect owing to the number of Subscribed Shares held by such Subscriber) shall require the consent of such Subscriber and (iii) any amendment to Section 4, Section 5 or Section 6 of this Subscription Agreement shall require the consent of the undersigned Subscriber.

(i) This Subscription Agreement and, if applicable, the Registration Rights Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 5, Section 8(b), Section 8(c) and this Section 8(j) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) Each of the Company and Subscriber further acknowledge and agree that the Placement Agents are third-party beneficiaries of the representations and warranties of the Company and of Subscriber contained in this Subscription Agreement.

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(l) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission complying with the U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(t) The Company shall, by 9:00 a.m., New York City time, on the first Business Day immediately following the date of this Subscription Agreement, file with the Commission a press release or Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of the Transaction and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives in connection with the Transaction at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Subscription Agreement and the Other

Subscription Agreement (in each case, without redaction). Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).

(u) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Aspiration or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(v) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.

(w) The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Subscription Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:
Name:
Title:
Address for Notices:

InterPrivate III Financial Partners Inc. 1350 Avenue of the Americas 2nd Floor
New York, New York 10019
Email:	[***]
Attention:	Brandon Bentley

with a copy (not to constitute notice) to:

White & Case LLP 1221 Avenue of the Americas
New York, New York 10020
Email:	[***]
[***]
[***]
Attention:	Joel Rubinstein
Bryan Luchs
Andrew J. Ericksen

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Subscribed Shares are to be registered (if different):	Date: , 2021

Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.: Email for notices (if different):
Email for notices:

Number of Committed Shares subscribed for:

Aggregate Purchase Price: $	Price Per Committed Share: $10

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

** OR **

2.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **

3.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests: ]

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

This Annex A should be completed by Subscriber and constitutes a part of the

Subscription Agreement.

ANNEX B

SUBSCRIBER CERTIFICATE – ADDITIONAL SHARES

Pursuant to Section 2(e)(iii) of that certain Subscription Agreement, dated August 18, 2021 (the “Subscription Agreement”), between InterPrivate III Financial Partners, Inc. and Subscriber named below, the undersigned (“Subscriber”) hereby certifies as follows (capitalized terms used but not defined herein shall have the meanings ascribed to them in the Subscription Agreement):

(a) the representations, warranties, agreements and acknowledgments of Subscriber contained in Section 4 of the Subscription Agreement are true and correct as of the date hereof as if made on the date hereof (subject to the specified time periods, as applicable, qualifying such representations and warranties);

(b) at all times from the Initial Closing through the Measurement Date, Subscriber was the record and beneficial owner of the Committed Shares, all of which have remained in the custody of the Company’s transfer agent in the account controlled by the Company’s transfer agent on behalf of Subscriber; and

(c) from the date of the Subscription Agreement until the Measurement Date, neither Subscriber nor any person or entity acting on behalf of Subscriber or pursuant to any understanding with Subscriber entered into any transaction in violation of Section 4(r) of the Subscription Agreement.

Name of Subscriber:

By:
Name:
Title:

ANNEX E

ASPIRATION INC.

2022 INCENTIVE AWARD PLAN

ARTICLE I.

PURPOSE

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.

ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.

ADMINISTRATION AND DELEGATION

3.1 Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award Agreement as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

3.2 Appointment of Committees. To the extent Applicable Laws permit, the Board or the Administrator may delegate any or all of its powers under the Plan to one or more Committees or committees of officers of the Company or any of its Subsidiaries. The Board or the Administrator, as applicable, may rescind any such delegation, abolish any such committee or Committee and/or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.

STOCK AVAILABLE FOR AWARDS

4.1 Number of Shares. Subject to adjustment under Article VIII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, the Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

4.2 Share Recycling. If all or any part of an Award or a Prior Plan Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award or a Prior Plan Award (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit. Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 4.1 and shall not be available for future grants of Awards: (a) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (b) Shares purchased on the open market with the cash proceeds from the exercise of Options.

4.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [●]2 Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.4 Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Consultants or Directors prior to such acquisition or combination.

4.5 Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $[●] (the “Director Limit”) (which limits shall not apply to the compensation for any non-employee Director of the Company who serves in any capacity in addition to that of a non-employee Director for which he or she receives additional compensation).

[2]	NTD: To be determined once Overall Share Limit is determined.

ARTICLE V.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2 Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. The exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option (subject to Section 5.6) or Stock Appreciation Right.

5.3 Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, subject to Section 5.6, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing and unless determined otherwise by the Company, in the event that on the last business day of the term of an Option or Stock Appreciation Right (other than an Incentive Stock Option) (i) the exercise of the Option or Stock Appreciation Right is prohibited by Applicable Law, as determined by the Company, or (ii) Shares may not be purchased or sold by the applicable Participant due to any Company insider trading policy (including blackout periods) or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right shall be extended until the date that is 30 days after the end of the legal prohibition, black-out period or lock-up agreement, as determined by the Company; provided, however, in no event shall the extension last beyond the ten year term of the applicable Option or Stock Appreciation Right. Notwithstanding the foregoing, to the extent permitted under Applicable Laws, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.

5.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5 Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a) cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b) if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

(c) to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d) to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e) to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or

(f) to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

5.6 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, provided that such employee is a Service Provider. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE VI.

RESTRICTED STOCK; RESTRICTED STOCK UNITS

6.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such Shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such Shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement.

6.2 Restricted Stock.

(a) Dividends. Participants holding Shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(b) Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

6.3 Restricted Stock Units.

(a) Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b) Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

ARTICLE VII.

OTHER STOCK OR CASH BASED AWARDS; DIVIDEND EQUIVALENTS

7.1 Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines.

7.2 Dividend Equivalents. A grant of Restricted Stock Units or Other Stock or Cash Based Award may provide a Participant with the right to receive Dividend Equivalents, and no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with to which the Dividend Equivalents are paid and subject to other terms and conditions as set forth in the Award Agreement.

ARTICLE VIII.

ADJUSTMENTS FOR CHANGES IN COMMON STOCK

AND CERTAIN OTHER EVENTS

8.1 Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2 Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change), is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment; provided, further, that Awards held by members of the Board will be settled in Shares on or immediately prior to the applicable event if the Administrator takes action under this clause (a);

(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price or applicable performance goals), and the criteria included in, outstanding Awards;

(e) To replace such Award with other rights or property selected by the Administrator; and/or

(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3 Effect of Non-Assumption in a Change in Control. Notwithstanding the provisions of Section 8.2, if a Change in Control occurs and a Participant’s Awards are not continued, converted, assumed, or replaced with a substantially similar award by (a) the Company, or (b) a successor entity or its parent or subsidiary (an “Assumption”), and provided that the Participant has not had a Termination of Service, then, immediately prior to the Change in Control, such Awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such Awards shall lapse, in which case, such Awards shall be canceled upon the consummation of the Change in Control in exchange for the right to receive the Change in Control consideration payable to other holders of Common Stock (i) which may be on such terms and conditions as apply generally to holders of Common Stock under the Change in Control documents (including, without limitation, any escrow, earn-out or other deferred consideration provisions) or such other terms and conditions as the Administrator may provide, and (ii) determined by reference to the number of Shares subject to such Awards and net of any applicable exercise price; provided that to the extent that any Awards constitute “nonqualified deferred compensation” that may not be paid upon the Change in Control under Section 409A without the imposition of taxes thereon under Section 409A, the timing of such payments shall be governed by the applicable Award Agreement (subject to any deferred consideration provisions applicable under the Change in Control documents); and provided, further, that if the amount to which a Participant would be entitled upon the settlement or exercise of such Award at the time of the Change in Control is equal to or less than zero, then such Award may be terminated without payment. The Administrator shall determine whether an Assumption of an Award has occurred in connection with a Change in Control.

8.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the Share price, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to 60 days before or after such transaction.

8.5 General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of shares of any class, dividend payment, increase or decrease in the number of shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 or the Administrator’s action under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.

GENERAL PROVISIONS APPLICABLE TO AWARDS

9.1 Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except for certain Designated Beneficiary designations, by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. Any permitted transfer of an Award hereunder shall be without consideration, except as required by Applicable Law. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2 Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4 Termination of Status. The Administrator will determine how the disability, death, retirement, an authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5 Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. In the absence of a contrary determination by the Company (or, with respect to withholding pursuant to clause (ii) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Administrator), all tax withholding obligations will be calculated based on the minimum applicable statutory withholding rates. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their fair market value on the date of delivery, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (ii) of the immediately preceding sentence shall be limited to the number of Shares which have a fair market value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America). If any tax withholding obligation will be satisfied under clause (ii) above by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

9.6 Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

9.7 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9 Cash Settlement. Without limiting the generality of any other provision of the Plan, the Administrator may provide, in an Award Agreement or subsequent to the grant of an Award, in its discretion, that any Award may be settled in cash, Shares or a combination thereof.

9.10 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5 above: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

ARTICLE X.

MISCELLANEOUS

10.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company or any of its Subsidiaries. The Company and its Subsidiaries expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or in the Plan.

10.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3 Effective Date and Term of Plan. Unless earlier terminated by the Board, the Plan will become effective as of [                ]3 (the “Effective Date”) and will remain in effect until the tenth anniversary of the Effective Date. Notwithstanding anything to the contrary in the Plan, an Incentive Stock Option may not be

[3]	NTD: To be the day immediately prior to the closing date of the transaction.

granted under the Plan after 10 years from the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company’s stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. Notwithstanding anything to the contrary contained herein, if the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan, and the Prior Plan will continue in full force and effect in accordance with its terms.

10.4 Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after the Plan’s termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5 Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

10.6 Section 409A.

(a) General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b) Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the termination of the Participant’s Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made. Furthermore, notwithstanding any contrary provision of the Plan or any Award

Agreement, any payment of “nonqualified deferred compensation” under the Plan that may be made in installments shall be treated as a right to receive a series of separate and distinct payments.

10.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8 Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

10.9 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 10.9, the Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13 Claw-back Provisions. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as and to the extent set forth in such claw-back policy or the Award Agreement.

10.14 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15 Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

ARTICLE XI.

DEFINITIONS

As used in the Plan, the following words and phrases will have the following meanings:

11.1 “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.2 “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.3 “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalents, or Other Stock or Cash Based Awards.

11.4 “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.5 “Board” means the Board of Directors of the Company.

11.6 “Change in Control” means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, (1) the conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the Sunset Date (as such term is defined in the Company’s certificate of incorporation) shall not constitute a Change in Control and (2) if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.7 “Class A Common Stock” means the Class A common stock of the Company, par value of $0.0001 per share.

11.8 “Class B Common Stock” means the Class B common stock of the Company, par value of $0.0001 per share.

11.9 “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.10 “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.11 “Common Stock” means the Class A Common Stock or Class B Common Stock, and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

11.12 “Company” means [Aspiration Inc.], a Delaware corporation, or any successor.

11.13 “Consultant” means any consultant, advisor or other person or entity that is not an Employee, in each case, that can be granted an Award that is eligible to be registered on a Form S-8 Registration Statement.

11.14 “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.15 “Director” means a Board member.

11.16 “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.17 “Employee” means any employee of the Company or its Subsidiaries.

11.18 “Equity Restructuring” means, as determined by the Administrator, a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, or other large, nonrecurring cash dividend, that affects the Shares (or other securities of the Company) or the share price of Common Stock (or other securities of the Company) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.19 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.20 “Fair Market Value” means, as of any date, the value of a Share of Common Stock determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

11.21 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.22 “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.23 “Non-Qualified Stock Option” means an Option, or portion thereof, not intended or not qualifying as an Incentive Stock Option.

11.24 “Option” means an option to purchase Shares, which will either be an Incentive Stock Option or a Non-Qualified Stock Option.

11.25 “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property awarded to a Participant under Article VII.

11.26 “Overall Share Limit” means the sum of (a) [●]4 Shares, (b) any shares of Common Stock which, as of the Effective Date, are subject to Prior Plan Awards which, on or following the Effective Date, become available for issuance under the Plan pursuant to Article IV (which number of Shares added to the Overall Share Limit shall not exceed [●] Shares) and (c) an annual increase on the first day of each calendar year beginning on and including January 1, 2023 and ending on and including January 1, 2032 equal to the lesser of (i) a number of Shares equal to 5% of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock on the final day of the immediately preceding calendar year and (ii) such smaller number of Shares as is determined by the Board.

11.27 “Participant” means a Service Provider who has been granted an Award.

11.28 “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human capital management (including diversity and inclusion); supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business

[4]	NTD: To equal 10% of the number of outstanding shares of Class A Common Stock and Class B Common Stock as of immediately after the closing.

segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

11.29 “Plan” means this 2022 Incentive Award Plan.

11.30 “Prior Plan” means the Aspiration Partners, Inc. 2015 Equity Incentive Plan, as amended.

11.31 “Prior Plan Award” means an award outstanding under the Prior Plan as of the Effective Date.

11.32 “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.33 “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.34 “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.35 “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.36 “Securities Act” means the Securities Act of 1933, as amended.

11.37 “Service Provider” means an Employee, Consultant or Director.

11.38 “Shares” means shares of Class A Common Stock.

11.39 “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.40 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

11.41 “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.42 “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

ANNEX F

ASPIRATION, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I.

PURPOSE

The purposes of this Aspiration Inc. 2022 Employee Stock Purchase Plan (as it may be amended or restated from time to time, the “Plan”) are to assist Eligible Employees of Aspiration, Inc., a Delaware corporation (the “Company”), and its Designated Subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, and to help Eligible Employees provide for their future security and to encourage them to remain in the employment of the Company and its Designated Subsidiaries.

ARTICLE II.

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates. Masculine, feminine and neuter pronouns are used interchangeably and each comprehends the others.

2.1 “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article XI. The term “Administrator” shall refer to the Committee unless the Board has assumed the authority for administration of the Plan as provided in Article XI.

2.2 “Applicable Law” shall mean the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.

2.3 “Board” shall mean the Board of Directors of the Company.

2.4 “Change in Control” shall mean and include each of the following:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

F-1

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, (1) the conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the Sunset Date (as such term is defined in the Company’s certificate of incorporation) shall not constitute a Change in Control and (2) if a Change in Control constitutes a payment event with respect to any portion of any right that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in subsection (a), (b) or (c) with respect to such right (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such right (or portion thereof) if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

2.5 “Class A Common Stock” means the Class A common stock of the Company, par value of $0.0001 per share.

2.6 “Class B Common Stock” means the Class B common stock of the Company, par value of $0.0001 per share.

2.7 “Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

2.8 “Common Stock” shall mean the Class A Common Stock, and such other securities of the Company that may be substituted therefor pursuant to Article VIII.

2.9 “Company” shall mean Aspiration, Inc., a Delaware corporation, or any successor.

2.10 “Compensation” of an Eligible Employee shall mean the gross cash compensation received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, including prior week adjustment, overtime payments, commissions, periodic bonuses, vacation pay and holiday pay, but excluding jury duty pay, funeral leave pay, military leave pay, one-time bonuses (e.g., retention or sign on bonuses), education or tuition reimbursements, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards, fringe benefits, other special payments and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established, or, for Participants in foreign jurisdictions, equivalent amounts as determined by the Administrator.

F-2

2.11 “Designated Subsidiary” shall mean any Subsidiary designated by the Administrator in accordance with Section 11.3(b).

2.12 “Effective Date” shall mean [                    ].2

2.13 “Eligible Employee” shall mean an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of common stock (including Class A Common Stock or Class B Common Stock) and other stock of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing sentence, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee; provided, however, that the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period if: (a) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, (b) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years), (c) such Employee’s customary employment is for 20 hours or less per week, (d) such Employee’s customary employment is for less than five months in any calendar year and/or (e) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Common Stock under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Common Stock under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (a), (b), (c), (d) or (e) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

2.14 “Employee” shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Designated Subsidiary. “Employee” shall not include any director of the Company or a Designated Subsidiary who does not render services to the Company or a Designated Subsidiary as an employee within the meaning of Section 3401(c) of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.

2.15 “Enrollment Date” shall mean the first Trading Day of each Offering Period, unless otherwise specified in the Offering Document.

2.16 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.17 “Fair Market Value” shall mean, as of any date, the value of a Share of Common Stock determined as follows: (a) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (b) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (c) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

[2]	NTD: To be the day immediately prior to the closing date of the transaction.

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2.18 “Offering Document” shall have the meaning given to such term in Section 4.1.

2.19 “Offering Period” shall have the meaning given to such term in Section 4.1.

2.20 “Parent” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.21 “Participant” shall mean any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Common Stock pursuant to the Plan.

2.22 “Plan” shall mean this [Aspiration Inc.] [2021] Employee Stock Purchase Plan, as it may be amended from time to time.

2.23 “Purchase Date” shall mean the last Trading Day of each Purchase Period.

2.24 “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no Purchase Period is designated by the Administrator in the applicable Offering Document, the Purchase Period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.25 “Purchase Price” shall mean the purchase price designated by the Administrator in the applicable Offering Document (which purchase price shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.26 “Securities Act” shall mean the Securities Act of 1933, as amended.

2.27 “Share” shall mean a share of Class A Common Stock.

2.28 “Subsidiary” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary.

2.29 “Trading Day” shall mean a day on which national stock exchanges in the United States are open for trading.

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ARTICLE III.

SHARES SUBJECT TO THE PLAN

3.1 Number of Shares. Subject to Article VIII, the aggregate number of shares of Class A Common Stock that may be issued pursuant to rights granted under the Plan shall be [●]3 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on and including January 1, [2022] and ending on and including January 1, [2031], the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) a number of Shares equal to 1% of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Plan shall not exceed an aggregate of [●]4 Shares, subject to Article VIII.

3.2 Stock Distributed. Any Common Stock distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Common Stock, treasury stock or Common Stock purchased on the open market.

ARTICLE IV.

OFFERING PERIODS; OFFERING DOCUMENTS; PURCHASE DATES

4.1 Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate. The Administrator shall establish in each Offering Document one or more Purchase Periods during such Offering Period during which rights granted under the Plan shall be exercised and purchases of Shares carried out during such Offering Period in accordance with such Offering Document and the Plan. The provisions of separate Offering Periods under the Plan need not be identical.

4.2 Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a) the length of the Offering Period, which period shall not exceed 27 months;

(b) the length of the Purchase Period(s) within the Offering Period;

(c) in connection with each Offering Period that contains only one Purchase Period the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be 10,000 Shares;

(d) in connection with each Offering Period that contains more than one Purchase Period, the maximum aggregate number of Shares which may be purchased by any Eligible Employee during each Purchase Period, which, in the absence of a contrary designation by the Administrator, shall be 10,000 Shares; and

(e) such other provisions as the Administrator determines are appropriate, subject to the Plan.

[3]	NTD: To equal 2% of the number of outstanding shares of Class A Common Stock and Class B Common Stock as of immediately after the closing.
[4]	NTD: ISO limit to be determined once overall share limit is determined.

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ARTICLE V.

ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and the limitations imposed by Section 423(b) of the Code.

5.2 Enrollment in Plan.

(a) Except as otherwise set forth herein or in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b) Each subscription agreement shall designate a whole percentage of such Eligible Employee’s Compensation to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each payday during the Offering Period as payroll deductions under the Plan. The designated percentage may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 15% in the absence of any such designation). The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c) A Participant may decrease the percentage of Compensation designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed two decreases and one suspension (but no increases) to his or her payroll deduction elections during each Offering Period with respect to such Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

(d) Except as otherwise set forth in Section 5.8 or in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3 Payroll Deductions. Except as otherwise provided in the applicable Offering Document or Section 5.8, payroll deductions for a Participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively.

5.4 Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5 Limitation on Purchase of Common Stock. An Eligible Employee may be granted rights under the Plan only if such rights, together with any other rights granted to such Eligible Employee under “employee stock

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purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6 Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7 Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents of a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Such special terms may not be more favorable than the terms of rights granted under the Plan to Eligible Employees who are residents of the United States. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose. No such special terms, supplements, amendments or restatements shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

5.8 Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal payday equal to his or her authorized payroll deduction.

ARTICLE VI.

GRANT AND EXERCISE OF RIGHTS

6.1 Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earlier of: (x) the last Purchase Date of such Offering Period, (y) last day of such Offering Period and (z) the date on which such Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2 Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be carried forward and applied toward the purchase of whole Shares for the following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

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6.3 Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant, without interest, in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

6.4 Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5 Conditions to Issuance of Common Stock. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions:

(a) The admission of such Shares to listing on all stock exchanges, if any, on which the Common Stock is then listed;

(b) The completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and

(e) The lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

ARTICLE VII.

WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1 Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than two weeks prior to the end of the Offering Period or, if earlier, the end of the Purchase Period (or such shorter or longer period as may be specified by the Administrator in the Offering Document). All of the Participant’s payroll deductions credited to his or her account during the Offering Period not yet used to exercise his or her rights under the Plan shall be paid to such

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Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant is an Eligible Employee and timely delivers to the Company a new subscription agreement.

7.2 Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3 Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated.

ARTICLE VIII.

ADJUSTMENTS UPON CHANGES IN STOCK

8.1 Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), Change in Control, reorganization, merger, amalgamation, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2 Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a) To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b) To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights covering the stock of

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the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(c) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d) To provide that Participants’ accumulated payroll deductions may be used to purchase Common Stock prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e) To provide that all outstanding rights shall terminate without being exercised.

8.3 No Adjustment Under Certain Circumstances. No adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4 No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

ARTICLE IX.

AMENDMENT, MODIFICATION AND TERMINATION

9.1 Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII); (b) change the Plan in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4); or (c) change the Plan in any manner that would cause the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

9.2 Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, to the extent permitted by Section 423 of the Code, the Administrator shall be entitled to change or terminate the Offering Periods, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

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9.3 Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b) shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c) allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4 Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon.

ARTICLE X.

TERM OF PLAN

The Plan shall be effective on the Effective Date. The effectiveness of the Plan shall be subject to approval of the Plan by the stockholders of the Company within 12 months following the date the Plan is first approved by the Board. No right may be granted under the Plan prior to such stockholder approval. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

ARTICLE XI.

ADMINISTRATION

11.1 Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan) (such committee, the “Committee”). The Board may at any time vest in the Board any authority or duties for administration of the Plan.

11.2 Action by the Administrator. Unless otherwise established by the Board or in any charter of the Administrator, a majority of the Administrator shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present and, subject to Applicable Law and the Bylaws of the Company, acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Designated Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

11.3 Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a) To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b) To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

(c) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect,

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omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(d) To amend, suspend or terminate the Plan as provided in Article IX.

(e) Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

11.4 Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE XII.

MISCELLANEOUS

12.1 Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the Applicable Laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2 Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3 Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4 Designation of Beneficiary.

(a) A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

(b) Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

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12.5 Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6 Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under this Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of this Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

12.7 Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8 Reports. Statements of account shall be given to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

12.9 No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to employment or service with (or to remain in the employ of) the Company or any Parent or Subsidiary thereof or affect the right of the Company or any Parent or Subsidiary thereof to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.10 Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

12.11 Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.12 Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

*         *         *         *         *

F-13

ANNEX G

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2022, is made and entered into by and among Aspiration Inc., a Delaware corporation (the “Company”) (formerly known as InterPrivate III Financial Partners Inc., a Delaware corporation), InterPrivate Acquisition Management III, LLC, a Delaware limited liability company (the “Sponsor”), certain former holders of shares of common stock, preferred stock and warrants of Aspiration Partners, Inc., a Delaware corporation (“Aspiration Partners”), set forth on the signature pages hereto under the heading “Aspiration Partners Holders” (such holders, the “Aspiration Partners Holders”), the undersigned parties listed on the signature pages hereto under the heading “Existing Holders” (the “Existing Holders”) and EarlyBirdCapital, Inc., a Delaware corporation (“EarlyBird” and, collectively with the Sponsor and the Existing Holders, the “IPVF Holders”). The IPVF Holders, the Aspiration Partners Holders, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement are referred to herein as the “Holders” and each, a “Holder.”

RECITALS

WHEREAS, the Company, the Sponsor and EarlyBird are party to that certain Registration Rights Agreement, dated as of March 4, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of August 18, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company, InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company, and Aspiration Partners;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Aspiration Partners Holders received shares of Common Stock of the Company;

WHEREAS, as of the date hereof, certain other investors (such other investors, collectively, the “Third Party Investor Stockholders”) have agreed to purchase up to 20,000,000 shares of Common Stock in the aggregate (together with any Additional Shares (as defined in the Subscription Agreements) (the “Investor Shares”) in a transaction exempt from registration under the Securities Act (as defined below) pursuant to the respective Subscription Agreements (as defined in the Merger Agreement) (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is the Holder of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, after consultation with counsel to the Company, in the good faith judgment of the chief executive officer or the chief financial officer of the Company (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain a Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Aspiration Partners” shall have the meaning given in the Preamble hereto.

“Aspiration Partners Holders” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the board of directors of the Company.

“Bylaws” shall mean the bylaws of the Company, as the same may be amended and/or restated from time to time.

“Class A Common Stock” shall mean shares of Class A common stock, having a par value of $0.0001 per share, of the Company.

“Class B Common Stock” shall mean shares of Class B common stock, having a par value of $0.0001 per share, of the Company.

“Class C Common Stock” shall mean shares of Class C common stock, having a par value of $0.0001 per share, of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall mean Class A Common Stock, Class B Common Stock and Class C Common Stock.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holders” shall mean, as applicable, (a) the IPVF Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the IPVF Holders, (b) the Aspiration Partners Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Aspiration Partners Holders or (c) any Holder meeting the Minimum Threshold.

“DTC” shall have the meaning given in Section 3.1.17.

“DWAC” shall have the meaning given in Section 3.1.17.

“EarlyBird” shall have the meaning given in the Preamble hereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Preamble hereto.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated as of March 4, 2021, by and among the Company, its officers, its directors and the Sponsor.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“IPVF Holders” shall have the meaning given in the Preamble hereto.

“Issuer Filing” shall have the meaning given in Section 3.1.16.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up Period” shall mean (a) with respect to the IPVF Holders and their respective Permitted Transferees, the lock-up periods set forth in the Insider Letter and (b) with respect to the Aspiration Partners Holders and their respective Permitted Transferees, the Lock-up Period as defined in the Bylaws of the Company.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.7.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the IPVF Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7 of the Insider Letter and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Aspiration Partners Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7.12 of the Bylaws of the Company and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants (including any shares of Common Stock issued or issuable upon the exercise of such warrants) pursuant to that certain Sponsor Private Placement Units Purchase Agreement, by and among the Sponsor and Company, and that certain Underwriter Private Placement Units Purchase Agreement, by and among EarlyBird and the Company, in each case, in a private placement transaction that occurred simultaneously with the closing of the Company’s initial public offering.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable and documented fees and expenses of one legal counsel not to exceed $30,000 (and one local or foreign counsel in each applicable jurisdiction) selected by (i) in the case of an Underwritten Offering pursuant to Section 2.1.4, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering (including, without limitation, a Block Trade or Other Coordinated Offering), as applicable, or (ii) in the case of a Piggyback Registration under Section 2.2 initiated by the Company for its own account or that of a Company stockholder other than pursuant to rights under this Agreement, a majority-in-interest of participating Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“SEC Guidance” shall have the meaning given in Section 2.1.7.

“Securities Act” shall mean the United States Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, a Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown, Underwritten Demand Offering or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Support Agreement” shall mean the sponsor support agreement, dated August 18, 2021, by and among the Company, Aspiration Partners and Sponsor.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Offering” shall have the meaning given in Section 2.1.4.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. Within 30 calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.1, but in any event within two business days of such date, the Company shall notify the Holders of the effectiveness of such Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.2, but in any event within two business days of such date, the Company shall notify the Holders of the effectiveness of such Shelf. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an IPVF Holder or an Aspiration Partners Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the (i) IPVF Holders (other than EarlyBird), collectively, (ii) EarlyBird or (iii) the Aspiration Partners Holders, collectively.

2.1.4 Requests for Underwritten Offering. Subject to Section 3.4, following the expiration of the Lock-Up Period, (A) at any time and from time to time when an effective Shelf is on file with the Commission, an IPVF Holder or an Aspiration Holder (such holder, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to such Shelf (each, an “Underwritten Shelf Takedown”) and (B) to the extent the Company is not eligible to use a Registration Statement on Form S-3 after twelve months after the date of this Agreement, the Demanding Holders may require the Company file a Registration on Form S-1 to effect an Underwritten Offering of all or any portion of its Registrable Securities (“Underwritten Demand Offering”); provided, in each case, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with an anticipated aggregate offering price, net of underwriting discounts and commissions, reasonably expected to exceed $50 million (the “Minimum Threshold”). All requests for Underwritten Shelf Takedowns or Underwritten Demand Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in such Underwritten Offering. Promptly (but in any event within 10 days) after receipt of a request for Underwritten Offering, the Company shall give written notice of the Underwritten Shelf Takedown or Underwritten Demand Offering to all other Holders of Registrable Securities and, subject to the provisions of Section 2.1.5, shall include in such Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five business days after sending such notice to Holders. The Company shall enter into an underwriting agreement in a form as is customary in underwritten offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders requesting such Underwritten Offering (which managing Underwriter or Underwriters shall be subject to approval of the Company, which approval shall not be unreasonably withheld) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to facilitate the disposition of such Registrable Securities in accordance with the terms of this Agreement. In connection with any Underwritten Offering contemplated by this Section 2.1.4, subject to Section 3.4 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Notwithstanding any other provision of this Agreement to the contrary, (i) the IPVF Holders (other than Earlybird) may demand not more than two Underwritten Offerings, (ii) Earlybird may demand not more than one Underwritten Offering, (iii) the Aspiration Partners Holders may demand not more than two Underwritten Offerings and (iv) the Company shall not be obligated to participate in more than four Underwritten Offerings in the aggregate, in each case, pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3 Shelf, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown or Underwritten Demand Offering, in good faith, advise the Demanding Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Demanding Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting (such maximum number of such securities, the “Maximum Number of Securities”) shall be allocated among all participating Holders thereof, including the Demanding Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown or Underwritten Demand Offering, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Holder may elect to have the Company continue an Underwritten Offering if the Minimum Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the remaining Holders. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if an Aspiration Partners Holder or an IPVF Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by such Aspiration Partners Holder or such IPVF Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.1.7 New Registration Statement. Notwithstanding the registration obligations set forth in Section 2.1.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written guidance, comments, requirements or reasonable requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities to register a lesser amount of Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those

Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, following the expiration of the Lock-Up Period, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown or Underwritten Demand Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering solely of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, (vi) a Block Trade or (vii) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than 10 business days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its or their opinion, the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, shares of Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock as to which registration has been demanded pursuant to a separate written contractual arrangement with persons other than the Holders of Registrable Securities, (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, pro rata, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), shares or Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities for the account of other persons that the Company is obligated to register pursuant to separate written contractual arrangements with such persons, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown or Underwritten Demand Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw all or any portion of its Registrable Securities from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown or Underwritten Demand Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder participating in such Underwritten Offering that is an executive officer, director or Holder in excess of 5% of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten block trade or similar transaction or other transaction with a two-day or less marketing period (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, either (x) with an anticipated aggregate offering price reasonably expected to exceed $50 million or (y) of all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Holder in the aggregate may demand no more than two Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any 12-month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown or Underwritten Demand Offering pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto, the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Sponsor or any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any underwriter overallotment option has terminated by its terms or (ii) the underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities or securities exchange as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 at least five days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

3.1.16 reasonably cooperate with each Holder that holds Registrable Securities being offered and sold and the Underwriter in any Underwritten Offering with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities that have been offered and sold pursuant to such Registration Statement, and enable such certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities that have been offered and sold pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, in any such case as such Holder or Underwriter, if any, may reasonably request;

3.1.17 for so long as this Agreement remains effective, use commercially reasonable efforts to (a) cause the Class A Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock; and (c) ensure that the transfer agent for the Class A Common Stock is a participant in, and that the Class A Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with applicable law), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the Board such Registration, be seriously detrimental to the Company and its holders of capital stock and it is therefore essential to defer such filing, initial effectiveness or continued use at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 During the period starting with the date 90 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 90 days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf, or if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown or Underwritten Demand Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4 for not more than 90 consecutive days or more than 120 total calendar days in each case during any 12-month period.

3.5 Company Covenants. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.5.1 at all times while it shall be a reporting company under the Exchange Act, to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5;

3.5.2 that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule then in effect), and upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements;

3.5.3 not to file any Registration Statement or Prospectus included therein or any other filing or document (other than this Agreement) with the Commission that refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld, unless required by applicable law or any publicly-available written guidance of the staff of the Commission or any comments, requirements or requests of the staff of the Commission; and

3.5.4 upon request of a Holder, the Company shall use commercially reasonable efforts to (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock or Private Placement Warrants restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock or Private Placement Warrants without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or warrant certificates evidencing such Private Placement Warrants or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock or Private Placement Warrants, as the case may be, transferred into a book entry position at DTC, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book entry notation.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt of the intended recipient or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [Aspiration Inc.], 4640 Admiralty Way, Suite 725, Marina Del Rey, CA 90292, Attention: Legal Department, Email: [***], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Aspiration Partners Holders, EarlyBird and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Aspiration Partners Holders shall be permitted to transfer its rights hereunder as the Aspiration Partners Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Aspiration Partners Holder (it being understood that no such transfer shall reduce or expand any rights of such Aspiration Partners Holder or such transferees), (y) EarlyBird shall be permitted to transfer its rights hereunder as EarlyBird to one or more affiliates or any direct or indirect partners, members or equity holders of EarlyBird (it being understood that no such transfer shall reduce or expand any rights of EarlyBird or such transferees) and (z) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more of its affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce or expand any rights of the Sponsor or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE EXCLUSIVELY IN THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF NEW YORK, NEW YORK COUNTY, OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of at least a majority-in-interest of the then outstanding Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (i) the Third Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of March 4, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Aspiration granted under any other agreement, including, but not limited to, the Original RRA and that certain Third Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2019, by and among Aspiration and the other parties thereto, any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor and each Aspiration Partners Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least 5% of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

ASPIRATION, INC. a Delaware corporation

By:
Name:
Title:

HOLDERS:

INTERPRIVATE ACQUISITION MANAGEMENT III, LLC a Delaware limited liability company

By:
Name:
Title:

EARLYBIRD CAPITAL INC. a Delaware corporation

By:
Name:
Title:

[●]

By:
Name:
Title:

ASPIRATION PARTNERS HOLDERS:

[●]

By:
Name:
Title:

EXISTING HOLDERS:

[●]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among [                ], a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [    ].

Accordingly, the undersigned has executed and delivered this Joinder as of the                      day of                     , 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of

, 20
[ ]

By:
Name:
Its:

ANNEX H

STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (this “Agreement”) is made as of [●], by and among Aspiration, Inc., a Delaware corporation (the “Company”) (f/k/a InterPrivate III Financial Partners Inc., a Delaware corporation), Andrei Cherny (“Cherny”, and collectively with the individuals and entities set forth on Schedule A, as amended from time to time, the “Cherny Holders”) and Joseph Sanberg (“Sanberg”, and collectively with the individuals and entities set forth on Schedule B, as amended from time to time, the “Sanberg Holders”, and together with Cherny Holders and any individual or entity who hereafter becomes a party to this Agreement pursuant to Section 15, the “Stockholder Parties” and each a “Stockholder Party”).

RECITALS

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of August 18, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company, InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company, and Aspiration Partners Inc., a Delaware corporation;

WHEREAS, in connection with the Merger Agreement and the transactions contemplated thereby, the Company and the Stockholder Parties have agreed to execute and deliver this Agreement;

WHEREAS, as of immediately following the closing of the Merger (the “Closing”), each Stockholder Party Beneficially Owns (as defined below) the number of shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”), set forth on Schedule A and Schedule B hereto;

WHEREAS, the number of shares of Common Stock Beneficially Owned by any Stockholder Party may change from time to time, in accordance with the terms of (x) the Certificate of Incorporation of the Company, as it may be amended, supplemented and/or restated from time to time (the “Charter”), (y) the by-laws of the Company and (z) the Registration Rights Agreement, which changes shall be reported by any Stockholder Party in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

WHEREAS, the Stockholder Parties desire to maintain a group and to enter into this Agreement to provide for voting agreements, pursuant to which all of the Stockholder Parties’ shares of Common Stock will be voted together with respect to elections of the Company’s Board.

NOW THEREFORE, in consideration of the foregoing and of the promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Definitions. Capitalized terms used herein but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings indicated when used in this Agreement with initial capital letters:

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Board” shall mean the board of directors of the Company.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Competitor” shall mean a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the financial and sustainability services industry but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than twenty percent (20%) of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

“Confidential Information” shall mean all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to, or developed or learned by, the Company or any of its Subsidiaries, or a Stockholder Party, as the case may be, in the performance of duties for, or on behalf of, the Company or any of its Subsidiaries or that relates to the business, products, services or research of the Company or any of its Subsidiaries or any of their investors, partners, Affiliates, strategic alliance participants, officers, directors, employees or stockholders or their respective Affiliates, including, without limitation: (i) internal business information of the Company and its Subsidiaries (including, without limitation, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans and other compensation and benefits information and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Company or any of its Subsidiaries, its Affiliates, their respective customers and their respective confidential information; (iii) any confidential or proprietary information of any third party that the Company or any Subsidiary of the Company has a duty to maintain confidentiality of, or use only for certain limited purposes; (iv) industry research compiled by, or on behalf of the Company or any of its Subsidiaries, including, without limitation, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, the Company or any of its Subsidiaries; (v) compilations of data and analyses, processes, methods, track and performance records, data and data bases relating thereto; and (vi) information related to the Company’s Intellectual Property and updates of any of the foregoing; provided that “Confidential Information” shall not include any information that a Stockholder Party can demonstrate has become generally known to and widely available for use other than as a result of the acts or omissions of such Stockholder Party or any Person over which such Stockholder Party has control to the extent such acts or omissions are not authorized by such Stockholder Party in the performance of such Person’s assigned duties for such Stockholder Party.

“Law” shall mean any federal, state, local or foreign law, regulation or rule or any decree, judgment, permit or order.

“Necessary Action” shall mean, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law, within such party’s control and do not directly conflict with any rights expressly granted to such party in this Agreement, the Merger Agreement, the Registration Rights Agreement, the Charter or the By-laws) reasonably necessary and desirable within his, her or its control to cause such result, including, without limitation (i) calling special meetings of the Board and the stockholders of the Company, (ii) voting or providing a proxy with respect to the Voting Shares Beneficially Owned by such party, (iii) voting in favor of the adoption of stockholders’ resolutions and amendments to the Charter or the By-laws, (iv) requesting members of the Board (to the extent such members were elected, nominated or designated by the party obligated to undertake such action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner and (v) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such a result.

“Permanent Incapacity” shall mean, with respect to any Person, when a competent medical authority who is treating such Person has given a written opinion to the Company stating that such Person is permanently incapable of carrying out his or her functions as an officer or member of the Board, as applicable.

“Permitted Transferees” shall have the meaning ascribed to such term in the by-laws of the Company.

“Person” shall mean individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a governmental authority.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Stockholder Designating Party” shall mean each of Cherny and Sandberg.

“Stockholder Shares” shall mean all securities of the Company registered in the name of, or Beneficially Owned by the Stockholder Parties, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by such Person, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by such Person or of which such Person or any Subsidiary is a general partner, manager, managing member or the equivalent.

“Sunset Date” shall mean (i) with respect to Cherny, the first date, following the Closing Date, on which the Cherny Holders Beneficially Own a number of shares of Common Stock representing less than twenty-five percent (25%) of the number of shares of Common Stock Beneficially Owned by the Cherny Holders immediately following the Closing and (ii) with respect to Sanberg, the first date, following the Closing Date, on which the Sanberg Holders Beneficially Own a number of shares of Common Stock representing less than twenty-five percent (25%) of the number of shares of Common Stock Beneficially Owned by the Sanberg Holders immediately following the Closing.

“Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2. Agreement to Vote. During the term of this Agreement, each Stockholder Party shall vote or cause to be voted all securities of the Company that may be voted in the election of the Company’s directors registered in the name of, or beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, including by the exercise or conversion of any security exercisable or convertible for shares of Common Stock, but excluding shares of stock underlying unexercised Options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by such Stockholder Party, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof (hereinafter referred to as the “Voting Shares”), in accordance with the provisions of this Agreement, including, without limitation, voting or causing to be voted all Voting Shares Beneficially Owned by such Stockholder Party so that the Board is comprised of the Persons designated pursuant to Section 3. Except as explicitly provided in this Agreement, each Stockholder Party is free to vote or cause to be voted all Voting Shares Beneficially Owned by such Stockholder Party. For the avoidance of doubt, nothing in this Section 2 shall require a Stockholder Party to exercise or convert any security exercisable or convertible for voting securities of the Company.

3. Board of Directors.

(a) Board Representation. Subject to the terms and conditions of this Agreement, from and after the date of this Agreement, the Company and each Stockholder Party shall take all Necessary Action to cause,

effective beginning immediately following the Closing Date, the Board to be comprised of [        ] ([    ]) directors. [            ] shall be the individual serving as the initial chairperson of the Board immediately following the Closing. From and after the Closing Date, until the earlier of [            ]’s retirement or resignation from the Board or the Sunset Date with respect to [        ], each Stockholder Party shall take all Necessary Action to cause [______] to be the chairperson of the Board.

(b) Cherny Designee. Subject to Section 3(d), until the Sunset Date applicable to the Cherny Holders, Cherny shall have the right to nominate, and the Board and the Stockholder Parties will appoint and vote for, one (1) member of the Board (the “Cherny Designee”), which individual shall initially be Cherny.

(c) Sanberg Designee. Subject to Section 3(d), until the Sunset Date applicable to the Sanberg Holders, Sanberg shall have the right to nominate, and the Board and the Stockholder Parties will appoint and vote for, one (1) member of the Board (the “Sanberg Designee” and together with the Cherny Designee, the “Stockholder Designees” and individually, a “Stockholder Designee”), which individual shall initially be Sanberg.

(d) Additional Lapse of Designation Rights. Notwithstanding anything to the contrary set forth in this Agreement, the right of any Stockholder Designating Party to designate nominees for appointment to the Board as set forth in Section 3(b) or Section 3(c) shall terminate if at any time (A) such Stockholder Designating Party or any of its Affiliates becomes a Competitor of the Company or (B) such Stockholder Designating Party or any of its Affiliates commences any legal proceeding against the Company, its Subsidiaries or any other member of the Board of Directors.

(e) Resignation; Removal; Vacancies. Any member of the Board designated pursuant to Section 3(b) or Section 3(c) may resign, or may be removed either (i) with or without cause solely at the direction of the Stockholder Designating Party who designated such member of the Board, or (ii) by the affirmative written vote or written consent of a majority of the remaining members of the Board upon death, disability, Permanent Incapacity or disqualification of such member of the Board. The Stockholder Designating Party who designated such resigned or removed director (or such Stockholder Designating Party’s successors or Permitted Transferees) shall have the exclusive right to designate a replacement for such member of the Board, which individual shall be appointed and approved pursuant to Section 3(b) or Section 3(c), as applicable, for so long as such Stockholder Designating Party is entitled to designate such nominee pursuant to such sections.

(f) Voting. Each of the Company and the Stockholder Parties agrees not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with this Agreement) that would knowingly frustrate, obstruct or otherwise affect the provisions of this Agreement and the intention of the parties hereto with respect to the composition of the Board as herein stated. Each Stockholder Party, to the extent not prohibited by the Charter, shall vote all Voting Shares held by such Stockholder Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with this Section 3 and to otherwise effect the intent of the provisions of this Agreement. Each Stockholder Party further agrees until the Sunset Date applicable to such Stockholder Party (i) to take all Necessary Action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares, whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Company in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any Person in respect of such party’s equity securities of the Company that would prohibit such party from casting such votes in accordance with clause (i) of this Section 3(f).

(g) From and after the lapse or termination of a Board designation rights set forth in Section 3(b) or Section 3(c) in accordance with the terms of this Agreement, the Board seat that would have been designated pursuant to such designation right had such right not lapsed or terminated will be filled in accordance with the Charter and the by-laws of the Company.

4. Stockholder Designee Requirements.

(a) The Company’s and the Stockholder Parties’ obligations with respect to the Stockholder Designees pursuant to this Agreement shall in each case be subject to each Stockholder Designee’s satisfaction of all requirements set forth in this Section 4. Each of the Stockholder Designating Parties agrees that they shall designate only Stockholder Designees that satisfy, and shall cause each of the Stockholder Designees nominated by them to, at all times satisfy, the requirements set forth in this Section 4.

(b) Each Stockholder Designee shall, at all times, (i) satisfy all requirements regarding service as a director of the Company under applicable Law and the listing rules of NYSE (the “NYSE Rules”), regardless of whether the NYSE Rules then apply to the Company, solely to the extent as has been or will be applicable to all other non-executive directors of the Company, and all other criteria and qualifications for service as a director applicable to all non-executive directors of the Company and (ii) satisfy any other requirements for director qualification adopted by the Board and generally applicable to non-employee directors of the Company.

(c) Each Stockholder Designating Party shall cause each Stockholder Designee designated by it: (i) to make himself or herself reasonably available for interviews; (ii) to consent to such reference and background checks or other investigations as the Board may reasonably request in order to determine such Stockholder Designee meets the requirements to serve as a director of the Company, solely to the extent such checks or investigations have been or will be required from all other non-executive directors of the Company, and (iii) to provide to the Company a completed copy of the directors and officers questionnaire submitted by the Company to its other directors in the ordinary course of business.

(d) No Stockholder Designee (or any replacement thereof appointed by a Stockholder Designating Party) shall be eligible to serve as a director if he or she (x) has been involved in any of the events enumerated under Item 2(d) or Item 2(e) of Schedule 13D under the Exchange Act or Item 401(f), other than Item 401(f)(1), of Regulation S-K of the Securities Act, (y) has been or could be disqualified as a “Bad Actor” under Section 506 of Regulation D of the Securities Act or (z) is subject to any outstanding order, judgment, injunction, ruling, writ or decree of any governmental authority prohibiting service as a director of any public company. In the event that a Stockholder Designee no longer satisfies all the requirements set forth in (1) the immediately preceding sentence and (2) Section 4(b), such Stockholder Designee’s term of office shall immediately terminate in accordance with the Charter and the by-laws of the Company, and the vacancy resulting from the termination of such Stockholder Designee’s term of office may be filled as provided by this Agreement and the Charter and the by-laws of the Company. Each Stockholder Designating Party agrees that, in the event a Stockholder Designee designated by it no longer satisfies the requirements set forth in the immediately preceding sentence, it shall take all Necessary Action to remove or cause the removal of such Stockholder Designee from the Board.

(e) As a condition to a Stockholder Designee’s designation or election to the Board, pursuant to Section 3, such Stockholder Designee must provide to the Company:

(i) all information reasonably requested by the Company that is required to be or is customarily disclosed for directors, candidates for directors and their respective Affiliates and representatives in a proxy statement or other filings in accordance with applicable Law, the NYSE Rules or the Charter, the by-laws of the Company or other corporate governance guidelines;

(ii) all information reasonably requested by the Company in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, solely to the extent such information has been or will be required from all other non-executive directors of the Company; and

(iii) an undertaking in writing by such Stockholder Designee:

(A) to be subject to, bound by and duly comply with a standard confidentiality agreement in a form acceptable to the Company, the code of conduct and other policies of the Company, in each case, solely to the extent applicable to all other non-executive directors of the Company; and

(B) at the request of the Board, to recuse himself or herself from any deliberations or discussions of the Board or any committee thereof regarding matters that, in the reasonable determination of the Board, present actual or potential conflicts of interest with the Company or other matters that, in the reasonable determination of the Board, present actual or potential conflicts of interest with the Company.

5. Representations and Warranties of Each Stockholder Party. Each Stockholder Party on its own behalf hereby represents and warrants to the Company and each other Stockholder Party, severally and not jointly, with respect to such Stockholder Party and such Stockholder Party’s ownership of his, her or its Stockholder Shares set forth on Annex A, as of the Closing Date:

(a) Organization; Authority. If Stockholder Party is a legal entity, Stockholder Party (i) is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and (ii) has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. If Stockholder Party is a natural person, Stockholder Party has the legal capacity to enter into this Agreement and perform his or her obligations hereunder. If Stockholder Party is a legal entity, this Agreement has been duly authorized, executed and delivered by Stockholder Party. This Agreement constitutes a valid and binding obligation of Stockholder Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) No Consent. Except as provided in this Agreement and for filing requirements under applicable securities laws, no consent, approval or authorization of, or designation, declaration or filing with, any governmental Authority or other Person on the part of Stockholder Party is required in connection with the execution, delivery and performance of this Agreement, except where the failure to obtain such consents, approvals, authorizations or to make such designations, declarations or filings would not materially interfere with a Stockholder Party’s ability to perform his, her or its obligations pursuant to this Agreement. If Stockholder Party is a natural person, no consent of such Stockholder Party’s spouse is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the performance of Stockholder Party’s obligations hereunder. If Stockholder Party is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(c) No Conflicts; Litigation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (A) if such Stockholder Party is a legal entity, conflict with or violate any provision of the organizational documents of Stockholder Party, or (B) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, concession, franchise, license, notice or Law applicable to Stockholder Party or to Stockholder Party’s property or assets, except, in the case of clause (B), that would not reasonably be expected to impair, individually or in the aggregate, Stockholder Party’s ability to fulfill its obligations under this Agreement. As of the date of this Agreement, there is no Action pending or, to the knowledge of a Stockholder Party, threatened, against such Stockholder Party or any of Stockholder Party’s Affiliates or any of their respective assets or properties that would materially interfere with such Stockholder Party’s ability to perform his, her or its obligations pursuant to this Agreement or that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

(d) Ownership of Shares. Stockholder Party Beneficially Owns his, her or its Stockholder Shares free and clear of all Liens. Except pursuant to this Agreement, the Support Agreement, the Merger Agreement, and the Registration Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Stockholder Party is a party relating to the pledge, acquisition, disposition, Transfer or voting of Stockholder Shares and there are no voting trusts or voting agreements with respect to the Stockholder Shares. Stockholder Party does not Beneficially Own (i) any shares of capital stock of the Company other than the Stockholder Shares set forth on Schedule A or Schedule B, as applicable, and (ii) any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable for or convertible into shares of capital stock of the Company, other than as set forth on Schedule A or Schedule B, as applicable (collectively, “Options”).

6. Covenants of the Company.

(a) The Company shall: (i) take any and all action reasonably necessary to effect the provisions of this Agreement and the intention of the parties with respect to the terms of this Agreement and (ii) not take any action with the primary purpose to adversely frustrate, obstruct or otherwise affect the rights of the Stockholder Parties under this Agreement without the prior written consent of Cherny and Sanberg.

(b) The Company shall (i) purchase and maintain in effect at all times directors’ and officers’ liability insurance in an amount and pursuant to terms determined by the Board to be reasonable and customary and (ii) cause the Charter and the by-laws of the Company to at all times provide for the indemnification, exculpation and advancement of expenses of all directors of the Company to the fullest extent permitted under applicable Law.

(c) The Company shall pay all reasonable out-of-pocket expenses incurred by the members of the Board in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board. The Company shall enter into customary indemnification agreements with each member of the Board and each officer of the Company from time to time.

7. No Other Voting Trusts or Other Arrangement. Each Stockholder Party shall not, and shall not permit any entity under such Stockholder Party’s control to (a) deposit any Voting Shares or any interest in any Voting Shares in a voting trust, voting agreement or similar agreement, (b) grant any proxies, consent or power of attorney or other authorization or consent with respect to any of the Voting Shares or (c) subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares, in each case, that conflicts with or prevents the implementation of this Agreement.

8. Additional Shares. Each Stockholder Party agrees that all securities of the Company that may vote in the election of the Company’s directors that such Stockholder Party purchases, acquires the right to vote or otherwise acquires Beneficial Ownership of (including by the exercise or conversion of any security exercisable or convertible for shares of Common Stock) after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Voting Shares for all purposes of this Agreement.

9. No Agreement as Director or Officer. Each Stockholder Party is signing this Agreement solely in his, her or its capacity as a stockholder of the Company. No Stockholder Party makes any agreement or understanding in this Agreement in such Stockholder Party’s capacity as a director or officer of the Company or any of its Subsidiaries (if Stockholder Party holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a Stockholder Party in his, her or its capacity as a director or officer of the Company, and no actions or omissions taken in such Stockholder Party’s capacity as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Stockholder Party from exercising his or her fiduciary duties as an officer or director to the Company or its stockholders.

10. Confidentiality. Each Stockholder Party agrees, and agrees to cause its Affiliates, to keep confidential and not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any Confidential Information; provided, however, that a Stockholder Party may disclose Confidential Information to (a) its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company, (b) to any Affiliate, partner, member, equityholder or wholly-owned Subsidiary of such Stockholder Party in the ordinary course of business; provided that such

Stockholder Party informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information or (c) as may otherwise be required by law, regulation, rule, court order or subpoena or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system, provided that such Stockholder Party promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

11. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12. Termination.

(a) Following the Closing, with respect to each Stockholder Party, except as set forth in Section 12(b), (a) Sections 2 (Agreement to Vote), 3 (Board of Directors) and 4 (Stockholder Designee Requirements) of this Agreement shall terminate automatically (without any action by any party hereto) on the first date on which such Stockholder Party no longer has the right to designate a director to the Board under this Agreement; and (b) the remainder of this Agreement shall terminate automatically (without any action by any party hereto) as to each Stockholder Party when such Stockholder Party ceases to Beneficially Own any Stockholder Shares.

(b) Notwithstanding the foregoing, the obligations set forth in Section 10 (Confidentiality), Section 11 (Specific Enforcement), Section 12 (Termination), Section 13 (Amendments and Waivers), Section 15 (Assignment), Section 18 (Severability), Section 19 (Governing Law), Section 20 (Jurisdiction), and Section 21 (WAIVER OF JURY TRIAL) shall survive termination of this Agreement.

13. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each Stockholder Party that (i) remains a party to this Agreement at such time and (ii) (x) in the case of any amendment to the rights of any Stockholder Party hereunder, has such right at the time of such amendment and (y) in the case of an amendment to any obligation of a Stockholder Party hereunder, remains subject to such obligation at the time of such amendment. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

14. Stock Splits, Stock Dividends, etc.. In the event of any stock split, stock dividend, recapitalization, reorganization or the like, any securities issued with respect to Voting Shares held by Stockholder Parties shall become Voting Shares for purposes of this Agreement. During the term of this Agreement, all dividends and distributions payable in cash with respect to the Voting Shares shall be paid, as applicable, to each of the undersigned Stockholder Parties and all dividends and distributions payable in Common Stock or other equity or securities convertible into equity with respect to the Voting Shares shall be paid, as applicable, to each of the undersigned Stockholder Parties, but all dividends and distributions payable in Common Stock or other equity or securities convertible into equity shall become Voting Shares for purposes of this Agreement.

15. Assignment.

(a) Neither this Agreement nor any of the rights, duties, interests or obligations of the Company hereunder shall be assigned or delegated by the Company in whole or in part.

(b) No Stockholder Party may assign or delegate such Stockholder Party’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a Transfer of Stockholder Shares by such Stockholder Party to a Permitted Transferee in accordance with the terms of this Section 15.

(c) This Agreement and the provisions hereof shall, subject to Section 15(b), inure to the benefit of, shall be enforceable by and shall be binding upon the respective assigns and successors in interest of each Stockholder Party, as applicable, including with respect to any of such Stockholder Party’s Stockholder Shares that are transferred to a Permitted Transferee in accordance with the terms of this Agreement.

(d) No assignment in accordance with this Section 15 by any party hereto (including pursuant to a Transfer of any Stockholder Party’s Stockholder Shares) of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company or any other party hereto unless and until each of the other parties hereto shall have received (i) written notice of such assignment as provided in Section 23 and (ii) the executed written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement) as fully as if it were an initial signatory hereto and an updated Schedule A or Schedule B, as applicable, to reflect such assignee. Each Stockholder Party shall not permit the Transfer of any such Stockholder Party’s Stockholder Shares to a Permitted Transferee unless and until the Person to whom such securities are to be transferred has executed a written agreement as provided in clause (ii) of the preceding sentence.

(e) Any transfer or assignment made other than as provided in this Section 15 shall be null and void.

(f) Notwithstanding anything herein to the contrary, for purposes of determining the number of shares of capital stock of the Company held by each Stockholder Party, the aggregate number of shares so held by such Stockholder Party shall include any shares of capital stock of the Company transferred or assigned to a Permitted Transferee in accordance with the provisions of this Section 15; provided, that any such Permitted Transferee has executed a written agreement agreeing to be bound by the terms and provisions of this Agreement as contemplated by Section 15(d) above, including agreeing to vote or cause to be voted the Voting Shares Beneficially Owned by such Permitted Transferee as required of the applicable transferring Stockholder Party.

16. Permitted Transferees. In the event any Permitted Transferee to whom any securities of the Company are transferred hereunder ceases to be a Permitted Transferee, such Person shall as promptly as practicable following the date upon which he, she or it ceases to be a Permitted Transferee, Transfer such Company securities to the stockholder from whom such securities were originally received or acquired.

17. Other Rights. Except as provided by this Agreement, each Stockholder Party shall retain the full rights of a holder of shares of capital stock of the Company with respect to the Stockholder Shares, including the right to vote the Stockholder Shares subject to this Agreement.

18. Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

19. Governing Law. This Agreement, the rights and duties of the parties hereto, any disputes (whether in contract, tort or statute), and the legal relations between the parties arising hereunder shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware without reference to its conflicts of laws provisions.

20. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement shall be brought against any of the parties in the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such courts.

21. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

23. Notices. Any notices provided pursuant to this Agreement shall be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by electronic mail. Notices provided pursuant to this Agreement shall be provided, (x) if to the Company, in accordance with the terms of the Merger Agreement, (y) if to any other party hereto, to the address or email address, as applicable, of such party set forth on Schedule A or Schedule B hereto, or (z) to any other address or email address, as a party designates in writing to the other parties in accordance with this Section 23.

24. Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties, and supersedes any prior agreement or understanding among the parties, with regard to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein.

25. Effectiveness. Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall be effective upon the Closing. If the Merger Agreement is terminated in accordance with its terms, this Agreement shall terminate concurrently therewith and shall be of no further force and effect.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COMPANY:

Aspiration, Inc. a Delaware corporation

By:
Name:
Title:

[Signature Page to Stockholders’ Agreement]

STOCKHOLDER PARTIES:

[ ]

[ ]

[Signature Page to Stockholders’ Agreement]

Schedule A

Cherny Holders’ Stockholder Shares

Holder	Address	Shares of Common Stock	Warrants	Options	Other Equity Securities/Rights to Acquire Equity Securities

Schedule B

Sanberg Holders’ Stockholder Shares

Holder	Address	Shares of Common Stock	Warrants	Options	Other Equity Securities/Rights to Acquire Equity Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20	Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, InterPrivate III’s charter provides that a director will not be personally liable to InterPrivate III or InterPrivate III’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to InterPrivate III or InterPrivate III’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

InterPrivate III’s charter provides that InterPrivate III will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

InterPrivate III has entered into indemnification agreements with each of its current directors and executive officers. These agreements require InterPrivate III to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to InterPrivate III, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Aspiration’s certificate of incorporation will provide for indemnification of New Aspiration’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Aspiration’s bylaws will provide for indemnification of New Aspiration’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New Aspiration will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Aspiration, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description

2.1†	Agreement and Plan of Merger, dated as of August 18, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC and Aspiration Partners, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).

3.1	Amended and Restated Certificate of Incorporation of InterPrivate III Financial Partners Inc., (incorporated by reference to Exhibit 3.1 of InterPrivate III’s Current Report on Form 8-K (File No. 001-40151), filed with the SEC on March 9, 2021).

3.2	Bylaws of InterPrivate III Financial Partners Inc., (incorporated by reference to Exhibit 3.5 of InterPrivate III’s Form S-1 (File No. 333-253189) filed with the SEC on February 17, 2021).

3.3	Form of New Aspiration Second Amended and Restated Certificate of Incorporation (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B).

3.4	Form of New Aspiration Bylaws (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex C).

4.1	Amended and Restated Warrant Agreement, dated as of July 23, 2021 between InterPrivate III Financial Partners Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 of InterPrivate III Financial Partners Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (File No. 001-40151) filed with the SEC on July 23, 2021).

5.1*	Opinion of White & Case LLP as to the validity of the securities being registered.

10.1	Form of Subscription Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D).

10.2	Sponsor Support Agreement, dated as of August 18, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate Acquisition Management III, LLC and Aspiration Partners, Inc. (incorporated by reference to Exhibit 10.3 of InterPrivate III’s Current Report on Form 8-K (File No. 001-40151), filed with the SEC on August 19, 2021).

10.3	Company Support Agreement, dated as of August 18, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate Acquisition Management III, LLC and Aspiration Partners, Inc. and the persons set forth therein (incorporated by reference to Exhibit 10.2 of InterPrivate III’s Current Report on Form 8-K (File No. 001-40151), filed with the SEC on August 19, 2021).

10.4	Form of Aspiration, Inc. 2022 Incentive Award Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).

10.5	Form of Aspiration, Inc. 2022 Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).

10.6	Letter Agreement, dated March 4, 2021, by and among the Company, its officers, its directors and InterPrivate Acquisition Management III LLC (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

10.7	Investment Management Trust Agreement, dated March 4, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

10.8	Registration Rights Agreement, dated March 4, 2021, by and among the Company, InterPrivate Acquisition Management III LLC and the other holders party thereto (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

Exhibit	Description

10.9	Form of Registration Rights Agreement (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).

10.10	Sponsor Private Placement Units Purchase Agreement, dated March 4. 2021 by and between the Company and InterPrivate Acquisition Management III LLC (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

10.11	Underwriter Private Placement Units Purchase Agreement, dated March 4. 2021 by and between the Company and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

10.12	Administrative Services Agreement, dated March 4, 2021, by and between the Company and InterPrivate Acquisition Management III LLC (incorporated by reference to Exhibit 4.1 of InterPrivate III Financial Partners Inc.’s Current Report on Form 8-K (File No. 001-40151) filed with the SEC on March 9, 2021).

23.2*	Consent of KPMG LLP, independent registered public accounting firm to Aspiration Partners, Inc.

23.3*	Consent of White & Case LLP (included in Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).

99.1*	Form of Preliminary Proxy Card.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

+	Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.
*	To be filed by amendment.

Item 22	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the         th day of                     , 2021.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:
Name:	Ahmed Fattouh
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints each of Ahmed M. Fattouh and Brandon C. Bentley, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Ahmed Fattouh	Chairman and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	, 2021

Sunil Kappagoda	Vice Chairman	, 2021

Nicholaos Krenteras	President and Director	, 2021

Gordy Holterman	Director	, 2021

Rich McGinn	Director	, 2021

Howard Newman	Director	, 2021

John McCoy	Director	, 2021